Form 10-K, Exhibit 13
period 1994-05-31
NATIONAL MEDICAL ENTERPRISES INC /NV/
filed 1994-08-26
CIK 70318

                       NATIONAL MEDICAL ENTERPRISES, INC

                                   [ARTWORK]

                              1994 ANNUAL REPORT

National Medical Enterprises, Inc.

    National Medical Enterprises, Inc. (NME), headquartered in Santa Monica, Calif., owns and operates general hospitals and related health care businesses in the United States and overseas. NME was founded in 1969 as a publicly held hospital management company. The company employs approximately 35,000 people.

The Year's Highlights

.  Implemented companywide ethics program

.  Changed top executive management

.  Restructured board of directors

.  Settled federal government investigations

.  Resolved major litigation

.  Refocused on core general hospital business

.  Divested nearly all psychiatric and physical rehabilitation hospitals

.  Increased general hospital operating margins

.  Reduced total debt by $341 million; lowered total debt-to-equity from .67 to
   .63

.  Simplified corporate structure and reduced overhead

. Increased market value 73 percent, from $1.57 billion to $2.72 billion in fiscal 1994

Cover illustration by Steve Dininno

            NATIONAL MEDICAL ENTERPRISES, INC. AND SUBSIDIARIES'

To Our Shareholders:

Any way you look at it, it was an unforgettable year at National Medical Enterprises. It was a period of painful adjustments and acknowledgments, hard work and gratifying successes. Ultimately, we believe it will be remembered as a year of transition for NME.

We have finally cleared up the most significant of the legal difficulties that have been casting a shadow over our company for the past two years. As we said in last year's annual report, resolving these problems was our top priority. We are pleased to have met our goal.

Most importantly, soon after the fiscal year ended, we signed a final settlement agreement with the federal government that ended its investigations of NME and subsidiaries. Now we can fully dedicate our energies and resources to our profitable general hospital business and on ways to enhance shareholder value.

NME is in good financial condition to support aggressive growth as our nation's health care system changes. In fiscal 1994 NME's fully diluted earnings from continuing operations were $1.23 per share, compared with $1.49 per share in fiscal 1993. However, after excluding the impact of restructuring charges and gains on the disposals of assets, NME's fully diluted earnings from continuing operations would have been $1.19 per share in both years. Despite the heavy costs the company has incurred during the past year, NME's balance sheet and cash flow remain strong.

Our core business of general hospitals continues to perform well. Even though our revenue base declined due to the sale of noncore assets, earnings before interest, taxes, depreciation and amortization (EBITDA) from continuing operations before restructuring charges were $553 million, only $10 million below last year.

Let's review major events at NME since we assumed management responsibilities in June 1993. We have accomplished a lot in that short time.

First, we reduced our board from 18 members to 12, most of whom are outside directors. We are the only two board members employed by NME. A majority of the board's executive committee members are also outside directors. Following the annual meeting of shareholders in September, the number of directors will be further reduced to 10. We have a new general counsel, a new chief financial officer and a new executive in charge of public affairs. These appointments complete changes to NME's top tier of executives, the first major management transition in our company's 25-year history.

NME's legal problems and resulting public relations woes got worse before they got better in fiscal 1994. In August 1993 federal investigators searched a number of our facilities and offices. We cooperated fully with them in their widely publicized examination of our operations.

We improved our outlook significantly in September when we agreed to settle litigation over disputed psychiatric claims with six insurers for $125 million. In December we agreed to settle with another 13 insurers for $90 million. This resolved all major insurance litigation and allowed us to get back to business as usual with these companies.

We also have resolved approximately two-thirds of the psychiatric patient claims that faced us involving fraud and conspiracy allegations. Two class-action lawsuits filed by shareholders are now in voluntary mediation.

Effective in December, our board of directors suspended the payment of dividends on NME's common stock. This helped us conserve cash otherwise needed to solve our legal problems.

Executing a final agreement with the federal government on June 29 resolved our company's most pressing problem. NME agreed to pay $363 million to conclude the federal investigations, which had been focused principally on our psychiatric subsidiaries. Most importantly, the agreement allows us to continue to participate in Medicare and other federally funded health care programs essential to our operations.

We also have agreed in principle to pay $16 million to settle potential claims with all the states in which our former psychiatric subsidiary operated. Having built up cash reserves during the year, we were prepared to pay these federal and state settlements.

To ensure our ongoing integrity, NME has implemented what we believe is the most comprehensive ethics program in the health care industry. Nearly all of our 35,000 employees, including every one of our executive-level managers, have participated in our ethics awareness and training workshops. The program makes employees more alert to potential ethical dilemmas and gives them the tools to make the right decisions. And, because we know that our written code of conduct cannot anticipate every ethical issue in our complex business, we have established a toll-free ethics hotline that employees can call with questions and concerns. Our compliance program is directed by a management-level committee, chaired by Michael H. Focht Sr., president and chief operating officer, and supervised by the ethics and quality assurance committee of the board. We have made it very clear that NME will not tolerate ethical misconduct.

Much of our fiscal 1994 efforts have gone into refocusing on the company's core general hospital business. We now operate 33 domestic and 13 international general hospitals. We have divested or are in the process of divesting almost all of our rehabilitation and psychiatric hospitals and have reduced our involvement in other lines of business.

In fiscal 1994 we completed a series of transactions that simplified NME's relationship with a former subsidiary, The Hillhaven Corporation, a Tacoma, Wash.-based owner and operator of nursing centers. NME received $135 million in cash before taxes from these transactions and reduced contingent liabilities during fiscal 1994 by approximately $420 million. Although NME is no longer a lender or lessor to Hillhaven, we now own approximately 33 percent of Hillhaven's common shares.

In January we sold 28 inpatient physical rehabilitation hospitals and 45 outpatient clinics to HEALTHSOUTH Rehabilitation Corporation for approximately $350 million. We have kept six physical rehabilitation hospitals located on or near NME general hospital campuses.

In May NME signed an agreement with DLJ Merchant Banking Partners, L.P. and affiliated investment partnerships through which they will acquire a controlling interest in Total Renal Care, Inc. (formerly Medical Ambulatory
Care). Total Renal Care provides dialysis services at 37 outpatient facilities and on an inpatient basis at 28 hospitals. NME received a $76 million dividend from the company in August 1994 and retains a 25 percent interest in it.

We have also sold, closed or are in the process of selling or closing nearly all of our psychiatric hospitals. As of August 12, 1994, we had sold 27 psychiatric facilities to Charter Medical Corporation and 25 facilities to other buyers. Charter has agreed to buy 20 additional facilities; those sales are pending. We also intend to sell 11 more facilities to other buyers. We are retaining four psychiatric hospitals located near NME general hospitals.

As we moved to concentrate our business on our general hospitals and hospital campuses, we also moved quickly to bring our corporate staffing levels in line with the new NME. In July with the help of McKinsey & Co., a leading management consulting firm, we completed a comprehensive analysis of our corporate, regional and divisional operations, which eliminated about 240 positions. This reorganization will result in a leaner, more efficient central operation and will reduce annual overhead by approximately $32 million.

Clearly, we've had an extraordinary number of problems to confront and adjustments to make this year. We even contended with a major earthquake. The quake didn't affect service at or damage our Southern California hospitals, but it did result in extensive cosmetic damage at our headquarters.

All this has been played out against a backdrop of enormous, accelerating change in the health care business. A wave of mergers and takeovers has transformed our industry, while legislators continue to debate how to provide health care to more people and how to pay for it.

The changes we're making today at NME will serve us well in the new age of health care. Already, we are

(Stock price in dollars per share)
- --------------------------------------------------------------------------------



Date                   Description                               Stock Price

2/28/92       Earnings outlook revised downward.                   $14.625

4/23/92       $250 million charge to divest certain                $14.500
              psych hospitals announced.

6/3/92        Psych settlement reached with Texas                  $14.500
              attorney general.

7/30/92       Eight insurers sue NME.                              $16.250

9/14/92       Two insurers sue NME.                                $13.500

11/11/92      Ethics program implemented.                          $13.000

1/8/93        Negative Wall Street Journal article on              $ 9.875
              NME published.

4/27/93       Stock at 6 1/2 , the lowest level in more            $ 6.500
              than 10 years, on 4/27/93.

4/28/93       Barbakow named CEO; Focht COO on 4/28/93.            $ 7.500

6/23/93       Restructuring of Hillhaven relationship announced.   $ 9.500

8/27/93       Trading resumed after Department of                  $ 7.750
              Justice searches.

9/29/93       Settlement reached with three insurers.              $10.000

10/28/93      Dividend suspended.                                  $11.250

11/16/93      59 psych patient cases settled.                      $11.500

12/3/93       Rehab hospitals' sale announced.                     $12.500

12/13/93      Settlement reached with 13 insurers.                 $13.625

1/11/94       Discontinuance of psych business announced.          $14.625

3/8/94        23 psych patient cases settled.                      $16.500

3/30/94       Psych hospitals' sale announced.                     $16.500

4/5/94        Corporate downsizing announced.                      $16.125

4/14/94       Agreement in principle with federal government       $16.875
              announced.

4/19/94       Dialysis sale announced.                             $15.375

6/28/94       Government settlement finalized.                     $15.875

6/30/94       27 psych hospitals sold.                             $15.625

7/11/94       Corporate downsizing implemented.                    $16.625

8/5/94        Stock closed at 18 1/4 on 8/5/94.                    $18.250

- --------------------------------------------------------------------------------

NATIONAL MEDICAL ENTERPRISES' STOCK PRICE: In recent years the company's stock price has reflected its problemsbut has recovered during the past 15 months as those problems were resolved. NME's stock price increased from 9-1/2 to 16-3/8 in fiscal 1994.

pursuing innovative ways to work with the increasingly demanding, powerful and large groups that buy medical care; we are strengthening our base in the medical community; and we are actively looking for strategic acquisitions. As always, we are continually improving our facilities and our patient service, as well as finding new ways to reduce costs.

We see opportunities to expand internationally. Our existing successful operations overseas, our resources and our hospital management expertise put us in a good position to meet growing foreign demand for quality health care.

The investment community has reacted positively to our efforts to refocus our company. Although we've made substantial progress, we still have much to do. We must satisfy rapidly changing markets. We must be prepared to adjust to health care reform at the national and state levels. We must look for ways to enlarge our company -- through mergers or acquisitions, through the purchase or lease of single facilities, or through strengthening the provider networks within our key geographic markets.

Even as we return to our general hospital roots, we realize that running hospitals is a much different business than it used to be. The economics of health care has changed the way we operate, while new technology has transformed the way we care for patients. Although no one yet knows how the rules will change under health care reform, we can be sure that providing the best possible care to patients and vigilantly controlling expenses will always serve us well. We will build our business on these tenets and on a strengthened ethical foundation.

We thank you, our shareholders, for your support during this critical period. We also thank NME's employees, their families and our board for their extra efforts, which have made our company's many accomplishments possible this year.

Sincerely,

Jeffrey C. Barbakow
Chairman and Chief Executive Officer

Michael H. Focht Sr.
President and Chief Operating Officer

August 12, 1994

Operations Review

In fiscal 1994 we refocused on the profitable core business of National
Medical Enterprises -- general hospitals -- and on our hospital campuses. Today NME operates 33 general hospitals in six U.S. states and 13 hospitals in four foreign countries. We spun off most of our long-term-care operations in 1990, sold most of our physical rehabilitation hospitals in fiscal 1994, and are in the process of divesting our psychiatric facilities. To maintain strategic service networks in some key metropolitan areas, we have retained seven long-term-care facilities, six rehabilitation hospitals and four psychiatric hospitals on or near our general hospital campuses.

GENERAL HOSPITALS

Amid major changes in the health care industry, our general hospitals continue to perform well both in the fee-for-service arena and in the managed care environment.

Admission and utilization rates at our hospitals declined slightly as more patients utilize managed care. In fiscal 1994 we reduced the impact of these declines through outstanding expense control. For example, NME works closely with hospital medical staffs to more effectively manage the use of ancillary services and supplies. Another important cost-control component is restructuring the staffing and functions of hospital personnel. A new multidisciplinary approach to patient care, in place at five NME hospitals, allows staff to provide more services on the patient floors instead of in ancillary departments.

Through national purchasing, NME negotiates money-saving contracts for hospital supplies. For example, we save an average of 30 percent to 40 percent off the list price on pharmaceuticals and IV therapy products.

Cost control is not the only way to improve our performance. At NME, we've known for years that the market for traditional fee-for-service medicine will continue to shrink; managed care is the future of health care. In many areas, the future is already here. Managed care -- in different forms in different marketplaces -- is the basis of the development plans of every one of our hospitals. Our goal is to be a key player in an integrated health care delivery system.

Toward that end, we are ensuring that NME hospitals can provide effective capitated services. Under capitation, providers contract with a health plan to offer comprehensive services to plan members in return for a flat monthly per-member fee. Consequently, doctors and hospitals share the financial risks as well as the rewards of capitation. This gives physicians more incentive than ever to treat patients cost-efficiently and to form physician/hospital alliances to better manage financial risks.

Providing physicians with access to excellent hospital facilities and staff always has been central to NME's business philosophy. Today we also provide specialized management services to help them navigate the increasing complexities of the health care business under capitation and other forms of managed care.

Of course, cost-efficiency and physician support are only means to an end:
Outstanding patient care and patient satisfaction is the mission of our business. To measure satisfaction and further improve our service, this fiscal year we began a centralized, standardized survey of every patient who stays overnight or has outpatient surgery at NME hospitals. Results have been positive and indicate that most patients are very happy with the care at our hospitals.

Additionally, we continue efforts to measure our patients' clinical outcomes from medical records. Ultimately, we believe patient satisfaction and outcome study data will provide the kind of information patients and payors look for when they select hospitals and physicians for their provider networks.

Our acquisition goals, too, focus on expanding NME's role in the integrated health care system. In May 1994 NME signed an operating lease for the 138-bed Doctors Hospital of Jefferson near New Orleans that was well-suited to these goals. NME owns four other general hospitals in the area, along with two psychiatric hospitals, two long-term-care facilities and one physical rehabilitation hospital. This move gives our company improved ability to serve a greater portion of the New Orleans metropolitan area and to develop a stronger provider network to contract with health plans.

In early fiscal 1995 NME sold Doctors Hospital of Montclair and Ontario Community Hospital, two smaller Southern California community hospitals that do not fit in our future of integrated health care.

National Health Plans, an NME subsidiary in Modesto, Calif., the location of NME's largest domestic hospital, does complement our strategic plans. This subsidiary has grown dramatically in its decade of involvement in managed care. Its preferred provider organization (PPO) includes more than 1,500 providers and serves more than 20,000 members; its health maintenance organization (HMO) has more than 40,000 members; and its insurance products and services firm serves approximately 23,000 policyholders. We are expanding National Health Plans' service area in California and elsewhere and are offering new programs and products.

Systemwide, we are careful to maintain, upgrade and remodel our hospitals. Most of our capital expenditures go toward these ends, rather than toward increasing the number of licensed beds. An important element of modernization, which also reflects the influence of managed care, is the expansion of outpatient services at many of our hospitals.

In addition, NME has six medical office buildings under construction to meet physicians' demands for space near NME hospitals and to serve patients more conveniently. We currently operate 28 medical office buildings domestically, most adjacent to our hospitals.

Where there is a need and where market conditions warrant, we continue to introduce new medical equipment and procedures that promise to improve patient care and assist our physicians.

For example, two of our more-sophisticated hospitals recently acquired gamma knives to treat some patients with certain brain tumors and vascular malformations. With this tool, which is not a knife but a device that focuses multiple beams of gamma radiation on a precise spot, surgeons can perform brain surgery in a single short session without opening a patient's skull. Gamma knives can reduce the attendant risks of neurosurgery and minimize hospitalization and recovery time. Only 16 other U.S. hospitals have this equipment.

INTERNATIONAL HOSPITALS

NME is well-positioned to take full advantage of a world of health care opportunities. In Asia, we are helping to meet the rapidly growing middle class's demand for quality care. In Australia, NME is modernizing hospitals and foresees solid growth in the private health care industry. In Europe, where some countries are beginning to shift toward the private sector as an alternative to overburdened public health systems, we are pursuing selective expansion.

Our Singapore operations, which include two hospitals plus lab and radiology services, are thriving. They provide a sturdy base for continued development in Southeast Asia. One of the region's largest private tertiary hospitals, 505-bed Mount Elizabeth Hospital in Singapore draws 30 percent of its patients from outside the country and has a reputation as a regional center of medical excellence. Mount Elizabeth has established medical affiliations with China, Indonesia, Myanmar and neighboring countries.

Subang Jaya Medical Centre, our successful joint venture in Malaysia, will expand to 375 beds when it opens a 150-bed inpatient tower in November.

In June 1996 NME will open and manage another Asian venture -- the 554-bed Bumrungrad Hospital in Bangkok. We own 40 percent of the project, which will be Thailand's largest private hospital. We plan further expansion in Malaysia and Thailand. Other countries we're examining include Indonesia, India and China.

NME owns 52 percent of Australian Medical Enterprises Limited (AME), which has been expanding and upgrading its nine hospitals and improving its successful pathology business. The company issued new shares in June 1994 to raise funds for expansion. Additionally, AME is building the 202-bed St. George Medical Complex adjacent to one of metropolitan Sydney's leading public teaching hospitals. Scheduled to open in late 1995, it will be one of Australia's largest private hospitals.

NME has just begun to operate private hospitals in Europe. In June 1994 we assumed full ownership of Centro Medico Teknon, a 184-bed, full-service hospital in Barcelona, Spain. We previously owned 50 percent of the hospital, which opened in February 1994.

Internationally and domestically, NME's 35,000 employees continue to work closely with physicians to find new ways to better serve our patients and to adapt successfully to the world's changing health care delivery systems. The result should be high-quality health care and satisfied patients.

Selected Financial Data and Ratios
Continuing Operations

                                                           Years Ended May 31,
(dollar amounts, except per-share       -------------------------------------------------------------
amounts, are expressed in millions)        1994          1993         1992         1991          1990
- -----------------------------------------------------------------------------------------------------
Operating Results
Net operating revenues                   $2,967        $3,191       $2,941       $2,610        $2,917
Total costs and expenses(1)              (2,723)       (2,915)      (2,642)      (2,394)       (2,746)
Investment earnings                          28            21           29           29            29
Gain on sale of subsidiary's
  common stock                                0            29            0            0             0
Net gain on disposals of facilities
  and long-term investments                  88            93           31            0             0
                                         ------------------------------------------------------------
Income from continuing operations           360           419          359          245           200
Taxes on income                            (144)         (155)        (141)        (100)          (77)
                                         ------------------------------------------------------------
Income from continuing operations           216           264          218          145           123
                                         ------------------------------------------------------------
Earnings per share from continuing
  operations:
    Primary                                1.29          1.59         1.27         0.91          0.78
    Fully diluted                          1.23          1.49         1.19         0.87          0.76
Cash dividends per common share            0.12          0.48         0.46         0.40          0.36
- -----------------------------------------------------------------------------------------------------
Balance Sheet Data
Total assets                              3,697         4,173        4,236        4,060         3,807
Long-term debt                              223           892        1,066        1,140         1,361
Total debt                                  834         1,177        1,305        1,243         1,638
Stockholders' equity                      1,320         1,752        1,674        1,762         1,257
Book value per common share                7.95         10.56        10.03        10.08          7.97
- -----------------------------------------------------------------------------------------------------
Ratios
Pretax margin                              12.1%         13.1%        12.2%         9.4%          6.9%
                                         ------------------------------------------------------------
Current ratio                            0.88/1        1.17/1       1.26/1       1.58/1        1.36/1
                                         ------------------------------------------------------------
Total debt/equity ratio                  0.63/1        0.67/1       0.78/1       0.71/1        1.30/1
                                         ------------------------------------------------------------
Return on assets, after tax                 5.5%          6.2%         5.3%         3.7%          3.2%
                                         ------------------------------------------------------------
Return on equity, after tax                13.8%         15.2%        12.2%        10.4%          9.9%
                                         ------------------------------------------------------------
Interest expense coverage                   6.1           6.6          5.0          3.0           2.5
                                         ------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------

(1) Total costs and expenses for 1994, 1993 and 1992 include unusual restructuring charges of $77 million, $52 million and $18 million respectively, which are explained elsewhere in this report.

Management's Discussion and Analysis of Financial Condition and Results of Operations

(All references to years are to fiscal years, and all note references are to the accompanying Notes to Consolidated Financial Statements.)

Liquidity and Capital Resources

A number of events occurred in 1994 that had a significant impact on the Company's financial statements, liquidity and results of operations. These events included the settlement of insurance company litigation, settlement of the government investigations, adoption of a formal plan to discontinue the psychiatric hospital business, the sale of most of the Company's rehabilitation hospitals, and a corporate restructuring to significantly reduce overhead.

In November 1993 and in February 1994 the Company executed settlement agreements covering the three lawsuits previously filed by several insurance companies. Under the settlements, the Company paid an aggregate of $214.9 million as complete and final resolution of these disputed claims alleging that certain psychiatric hospitals engaged in fraudulent practices.

In June 1994 the Company agreed to settle for $362.7 million all investigations by federal government agencies and in May 1994 reached agreements in principle with 27 states and the District of Columbia to settle all investigations by them for $16.3 million. (See Note 7B).

In April 1994 the Company announced and initiated a formal plan to reduce corporate and division staffing levels, to review the resulting office space needs of all corporate operations, and to otherwise lower the Company's corporate overhead. As a result, the Company announced in July 1994 that 240 staff positions were being eliminated and that it had decided to sell its corporate headquarters building and to lease less office space in that building or at an alternative site. A reserve of $77 million was recorded in the quarter ended May 31, 1994, to cover the costs of a write-down of the building, employee severance benefits and other expenses directly related to the overhead reduction plan. The Company expects its annual overhead savings from implementation of this plan to approximate $32 million and that the sale of its corporate headquarters building, which may take two years to consummate, should generate after-tax proceeds in excess of $40 million.

The Company's cash and cash equivalents at May 31, 1994, were $313 million, an increase of $172 million over May 31, 1993. The ratio of total debt to equity was 0.63:1, compared with 0.67:1 at May 31, 1993, and 0.78:1 at May 31, 1992. Working capital (deficit) at May 31, 1994, was ($196) million, compared with $155 million at May 31, 1993, and $223 million at May 31, 1992. The principal reasons for the decline in working capital in 1994 were 1) a $424 million increase in current portion of long-term debt, most of which matures in April 1995, and 2) a $393 million increase in current reserves related to discontinued operations and restructuring charges.

During 1994 net cash provided by operating activities was $466 million before pretax expenditures of $319 million related to the discontinued psychiatric hospital business and for restructuring charges. (See Notes 2 and 16.) Corresponding figures for 1993 were $494 million and $96 million, respectively. In 1992 they were $583 million and $24 million, respectively.

Proceeds from the sales of facilities, investments and other assets were $569 million during 1994, compared with $70 million in 1993 and $109 million in 1992. Sales in 1994 included 23 long-term-care facilities previously leased to The Hillhaven Corporation, 29 inpatient rehabilitation hospitals and 45 related satellite outpatient clinics, 15 psychiatric facilities and one general hospital. In June 1994 the Company sold 31 more psychiatric facilities for $137 million in cash. The Company has agreed to sell 20 more psychiatric facilities for $71 million in cash. (See Note 2.) In August 1994 the Company received a $75.5 million dividend from a wholly owned subsidiary in connection with a debt/equity offering in which the Company's interest in the subsidiary will be reduced to approximately 25%. (See Notes 13 and 15.)

Cash payments for property, plant and equipment were $185 million in 1994, compared with $319 million in 1993 and $421 million in 1992. The estimated cost to complete major approved construction projects at wholly owned subsidiaries is approximately $120 million, all of which is related to expansion, improvement and equipping of existing domestic hospital facilities, and the significant portion of which will be spent over the next three years. The Company expects to finance all such expenditures with either internally generated or borrowed funds. The Company intends to continue to invest domestically and internationally in existing and new facilities within its existing health care business.

During 1994 the Company had a net reduction in current and long-term debt of approximately $337 million. In September 1993 the Company repaid $50 million of its then-outstanding bank borrowings under its unsecured revolving credit and term loan agreement and refinanced the $246.2 million balance of such loans with new term loans maturing in April 1995 and requiring quarterly installments aggregating $56.4 million through February 1995. These loans were repaid in April 1994 with $222 million in loans under a new $464.7 million revolving credit and letter of credit agreement with four banks. Indebtedness under the new agreement is secured by a pledge of all the outstanding capital stock of a wholly owned subsidiary of the Company, which also guarantees the loans. The new agreement also provides for $242.7 million in letters of credit to support certain of the

Management's Discussion and Analysis of Financial Condition and Results of Operations

Company's obligations relating to commercial paper and remarketable bond programs. All of the outstanding revolving loans under the new agreement mature on April 12, 1995, and there are no earlier installments of principal due or reductions of availability. The Company has no unused revolving credit availability under the new agreement and has no other unused committed credit facilities.

The Company is having discussions with several banks regarding the establishment of new lines of credit that could be utilized to repay the current portion of long-term debt, most of which matures in April 1995, and believes that, based on the progress to date of these discussions, such new lines of credit will be available if needed.

In June 1993 Moody's Investors Service, Inc. lowered its rating on the Company's senior debt from Baa1 to Baa3 and in August 1993 placed the Baa3 rating under review for possible further downgrading. In September 1993 Standard and Poor's Corporation lowered its rating on the Company's senior debt from BBB- to BB. In April 1994 the BB rating was upgraded to BB+.

The Company suspended the payment of quarterly dividends in October 1993.

Management believes that patient volumes, cash flows and operating results at the Company's principal health care businesses have been adversely affected by the legal proceedings and investigations described elsewhere in this annual report. The most significant of these legal proceedings and investigations have now been resolved. The Company has recorded reserves for the remaining legal proceedings not yet settled as of May 31, 1994, and an estimate of the legal fees related to these matters to be incurred subsequent to May 31, 1994, totaling approximately $81 million, of which $69 million is expected to be paid within one year. These reserves represent management's estimate of the net costs of the ultimate disposition of these matters. However, there can be no assurance that the ultimate liability will not exceed such estimates.

The Company's liquidity, including cash proceeds from operating activities, anticipated disposals of assets and the realization of current deferred tax assets ($372 million), is believed to be adequate to finance planned capital expenditures and known operating needs, including the settlements of the federal and state investigations and other unusual legal proceedings referred to herein.

Results of Operations

The most significant transactions affecting the results of continuing operations were the sale of most of the Company's rehabilitation hospitals and related outpatient clinics in 1994 (see Note 13) and other unusual pretax items as shown below.

Table I   Unusual Items -- Continuing Operations:

          (in millions)                                      1994   1993   1992
          ---------------------------------------------------------------------
          Gains on sales of facilities and long-term
           investments (see Note 13)                           88     93     31

          Gain on sale of subsidiary's stock (see Note 15)     --     29     --

          Restructuring charges (see Note 16)                $(77)  $(52)  $(18)
                                                             ------------------
            Net unusual pretax items (after-tax $0.04
             fully diluted per share in 1994, $0.30 in
             1993and $0.04 in 1992)                           $11    $70   $ 13
                                                             ==================

In November 1993 the Company decided to discontinue its psychiatric hospital business and adopted a plan to dispose of its psychiatric hospitals and substance abuse recovery facilities within one year. In 1994 the Company had a loss from the psychiatric operations of $701 million net of income tax benefits of $412 million. The loss includes the costs of settling federal and state investigations of the psychiatric business, provisions for losses during the phase-out period, including the costs of settling unusual psychiatric litigation, and the write-down of assets to net realizable value. Losses from discontinued operations in 1993 and 1992 were $104 million and $85 million, net of income tax benefits, respectively. Results for 1993 and 1992 have been restated to reflect the operating results for the discontinued business separately from continuing operations.

Income from continuing operations before income taxes and cumulative effect of a change in accounting was $360 million in 1994, compared with $419 million and $359 million in 1993 and 1992, respectively. Excluding the unusual items as shown in Table I, income from continuing operations before income taxes and cumulative effect of a change in accounting would have been $349 million in both 1994 and 1993 and $346 million in 1992.

Net operating revenues and operating profits from continuing operations before interest are shown in Table II. The revenues and expenses of the sold rehabilitation hospitals and related outpatient clinics are included in the Company's results of operations through December 1993. Net operating revenues of the sold facilities were $266 million in 1994 and $470 million in 1993. Pretax income of the sold facilities, before general corporate overhead costs, was $22 million in 1994 and $55 million in 1993.

Table II    Operating Revenues and Profits:

                                                                     Increase (Decrease)
                                                                        1993 to 1994
                                                                     -------------------
            (in millions)                  1994     1993     1992     Amount    Percent
            ----------------------------------------------------------------------------
            Net Operating Revenues:
              Hospitals                   $2,807   $2,979   $2,757     $(172)        (6)%
              Other Businesses               160      212      184       (52)       (25)%
                                          ----------------------------------------------
                 Total                    $2,967   $3,191   $2,941     $(224)        (7)%
                                          ==============================================

           Operating Profits Before
             Interest and Net
             Unusual Items (Table I):

              Hospitals                     $358     $359     $369       $(1)        --
              Other Businesses                42       54       44       (12)       (22)%
                                          ----------------------------------------------
                 Total                      $400     $413     $413      $(13)        (3)%
                                          ==============================================

The hospital line of business includes primarily the operations of the Company's domestic and international general hospitals, its rehabilitation hospitals and the management services business. Net operating revenues decreased in 1994 due to the sale of the rehabilitation facilities. Operating profits were virtually unchanged from the prior year. The hospitals' operating profit margin was 12.8% in 1994, compared with 12.1% in 1993 and 13.4% in 1992. The operating profit margin increase from 1993 to 1994 was primarily due to more effective cost-control programs and the sale of the rehabilitation hospitals, which, as a whole, had lower margins than the general hospitals.

Selected statistics for domestic general hospital operations are shown below:

Table III

                                                                                        Increase
                                                                                      (Decrease)
                                                                                         1993 to
                                                     1994         1993        1992          1994
              ----------------------------------------------------------------------------------
              General Hospitals:
                Facilities owned or operated           35           35            35          --
                Year-end licensed beds              6,873        6,818         6,559         0.8%
                Average licensed beds in period     6,760        6,811         6,563        (0.7)%
                Average occupancy                    46.8%        47.8%         50.5%       (1.0)%*
                Patient days                    1,154,030    1,187,181     1,211,187        (2.8)%
                Net inpatient revenues
                 (in millions)                     $1,568       $1,529        $1,445         2.6%
                Net inpatient revenue per
                 patient day                       $1,359       $1,288        $1,193         5.5%
                Admissions                        207,868      210,669       208,307        (1.3)%
                Average length of stay (days)         5.6          5.6           5.8          --
                Net outpatient revenues
                 (in millions)                       $557         $535          $465         4.1%
                  % of net patient revenues
                 from Medicare and Medicaid          44.4%        41.4%         38.5%        3.0%*

*This % change is the difference between the 1994 and 1993 percentages shown.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Domestic General Hospitals

Domestic general hospital net patient revenues were $2.1 billion in 1994 and 1993 and $1.9 billion in 1992. There continue to be increases in inpatient acuity and intensity of services and higher inpatient revenue per patient day as less intensive services shift from an inpatient to an outpatient basis or to alternative health care delivery services because of technology improvements and as cost controls by payors become greater. Allowances and discounts are expected to continue to rise because of increasing cost controls by government and group health payors and because the percentage of business from managed care programs (and related discounts) continues to grow.

The Medicare program accounted for approximately 36% of the net patient revenues of the domestic general hospitals in 1994 and 34% and 32% in 1993 and 1992, respectively. Historically, rates paid under the Medicare's prospective payment system have increased, but such increases have been less than cost increases.

The general hospital industry in the United States and the Company's general hospitals continue to have significant unused capacity, and thus there is substantial competition for patients. Inpatient utilization continues to be negatively affected by payor-required pre-admission authorization and by payor pressure to maximize outpatient and alternative health care delivery services for less acutely ill patients. Increased competition, admissions constraints and payor pressures are expected to continue. The Company offers discounts to private payor groups, enters into capitation contracts in some service areas, upgrades facilities and equipment and offers new programs and services. The Company has been implementing various cost-control programs focused on reducing operating costs. The Company's general hospitals have been successful in increasing operating profits in a very competitive environment, due in large part to enhanced cost control and efficiencies being achieved throughout the Company. The Company, however, does not expect to be able to sustain the growth rates from its existing domestic general hospitals that were achieved in recent years.

Psychiatric Hospitals

Psychiatric hospitals' statistics and commentary have not been included herein because of the Company's decision on November 30, 1993, to discontinue its psychiatric hospital business by disposing of its psychiatric hospitals and substance abuse recovery facilities. The Company entered into two separate asset sale agreements, each dated as of March 1994, to sell 47 psychiatric facilities, and the Company currently has reached an agreement to sell or is negotiating with various other parties for the sale of 10 psychiatric hospitals and is seeking a buyer for one other facility. (See Note 2.) Even though the Company will continue to operate its psychiatric hospital business until the completion of the divestiture program, the expected results of operations already have been reported as discontinued operations in the Company's financial statements.

The action to discontinue its psychiatric hospital business and the sale of the psychiatric and off-campus rehabilitation hospitals described above comprise significant elements of the Company's previously announced decision to focus on its core general hospital business.

Other Businesses

During 1994 other businesses included the operating results of the Company's dialysis centers, seven domestic long-term-care facilities, the Company's equity interest in the net income of The Hillhaven Corporation, loan and lease guarantee fees from Hillhaven, leasing of long-term-care facilities and retirement centers to Hillhaven, the Company's equity interest in the net income of Westminster Health Care Holdings PLC, and other smaller businesses.

Most of the declines in net operating revenues of other businesses for the 1994 year compared with the 1993 year are due to a reduction in the Company's ownership of Westminster from approximately 90% to approximately 42% and the restructuring of its relationship with Hillhaven described below. Operating profits have been affected for the same reasons.

In September 1993 the Company and Hillhaven substantially completed a series of transactions that resulted in: 1) the Company selling to Hillhaven all remaining leased long-term-care nursing facilities, and no longer being a lessor to Hillhaven, but remaining a significant holder of Hillhaven common and preferred stock; 2) all indebtedness owed to the Company from Hillhaven being paid in full; and 3) reducing Hillhaven obligations guaranteed by the Company. After reflecting these transactions, including the sale of long-term-care facilities to Hillhaven, the Company's lease income for 1994 was $3 million, compared with $20 million in 1993. The Company's equity in Hillhaven's net income was $15 million in 1994, compared with $8 million in 1993. The significant increase in equity earnings is due to Hillhaven's improved overall earnings and the Company's increasing its investment in Hillhaven in 1994. (See
Note 14.)

In May 1994 the Company entered into an agreement pursuant to which DLJ Merchant Banking Funding, Inc. and certain of its affiliates will acquire a controlling interest in the Company's wholly owned subsidiary that operates its dialysis centers. After completion of the transaction in August 1994, the Company will own approximately 25% of the outstanding common stock of the subsidiary. Thereafter, the Company's share of the operating results of the subsidiary will be recognized using the equity method of accounting and is expected to be minimal in 1995. Net operating revenues of the subsidiary were $80.5 million in 1994, and net income was $5.7 million. (See Note 15.)

Other Operating Results

Depreciation and amortization expense as a percentage of net operating revenues was 5.4% in 1994, 5.0% in 1993 and 4.8% in 1992. Interest expense was 2.4% in 1994 and 1993 and 3.0% in 1992.

Investment earnings were $28 million in 1994, $21 million in 1993 and $29 million in 1992, and were derived primarily from notes receivable and investments in short-term marketable securities. Effective tax rates on income from continuing operations before extraordinary charges were 40.0% in 1994, 37.0% in 1993 and 39.3% in 1992. The 1993 effective rate on pretax income from continuing operations excluding the gain on the sale of Westminster's common stock would have been 39.7%. (See Note 15.)

The financial statements reflect operating and depreciation expenses based on historical cost. Except for depreciation expense, the expenses are recorded in the amounts approximating current purchasing power. Depreciation expense would be greater if based on current costs of the Company's property, plant and equipment rather than historical costs. The Company mitigates the impact of inflation on its operating costs and provision for depreciation by price increases and by continuing renovation and replacement of the physical plant and equipment. As a result, the Company believes that inflation does not have a significant impact on its earnings, except when Medicare and Medicaid rate increases are inadequate in relation to rising costs and when other payors also implement programs to control their health costs as discussed above.

Business Outlook

Because of intense national, state and private industry efforts to reform the health care delivery and payment systems in this country, the health care industry as a whole faces increased uncertainty. While the Company is unable to predict which, if any, proposals for health care reform will be adopted, it continues to monitor their progress and analyze their potential impacts in order to formulate its future business strategies.

Another factor impacting operating results is the slow recovery of the California economy from the recent recession. At May 31, 1994, 43% of the Company's domestic general hospital beds were in California.

The challenge facing the Company and the health care industry is to continue to provide quality patient care in an environment of rising costs, strong competition for patients, and a general reduction of reimbursement by both private and government payors.

Consolidated Statements of Operations

                                                            Years Ended May 31,
(dollar amounts, except per-share amounts,       ------------------------------------------
are expressed in millions)                             1994            1993            1992
- -------------------------------------------------------------------------------------------
Net operating revenues                               $2,967          $3,191          $2,941
                                                 ------------------------------------------
Operating and administrative expenses                (2,492)         (2,680)         (2,412)
Depreciation and amortization                          (161)           (160)           (141)
Interest, net of capitalized portion
  ($4 in 1994, $9 in 1993, $11 in 1992)                 (70)            (75)            (89)
                                                 ------------------------------------------
Total costs and expenses                             (2,723)         (2,915)         (2,642)
                                                 ------------------------------------------
Investment earnings                                      28              21              29
Net gain on disposals of facilities
  and long-term investments                              88              93              31
Gain on sale of subsidiary's
  common stock                                            0              29               0
                                                 ------------------------------------------
Income from continuing operations
  before income taxes                                   360             419             359
Taxes on income                                        (144)           (155)           (141)
                                                 ------------------------------------------
Income from continuing operations                       216             264             218
                                                 ------------------------------------------
Discontinued operations                                (701)           (104)            (85)
Extraordinary charges -- net of tax                       0               0             (29)
Cumulative effect of a change
  in accounting for income taxes                         60               0               0
                                                 ------------------------------------------
Net income (loss)                                     $(425)           $160            $104
                                                 ==========================================
Earnings (loss) per share:
  Primary:
    Continuing operations                             $1.29           $1.59           $1.27
    Discontinued operations                           (4.19)          (0.63)          (0.50)
    Extraordinary charges                              0.00            0.00           (0.17)
    Cumulative effect of a change
      in accounting principle                          0.36            0.00            0.00
                                                 ------------------------------------------
                                                     $(2.54)          $0.96           $0.60
                                                 ==========================================
  Fully diluted:
    Continuing operations                             $1.23           $1.49           $1.19
    Discontinued operations                           (4.10)          (0.58)          (0.44)
    Extraordinary charges                              0.00            0.00           (0.15)
    Cumulative effect of a change
      in accounting principle                          0.33            0.00            0.00
                                                 ------------------------------------------
                                                     $(2.54)          $0.91           $0.60
                                                 ==========================================
Weighted average shares and share
  equivalents outstanding--primary
  (in thousands)                                    167,024         166,111         171,853
- -------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

                                                                  May 31,
                                                        -----------------------
(dollar amounts are expressed in millions)                      1994       1993
- -------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                                   $  313     $  141
  Short-term investments, at
    cost which approximates market                                60         98
  Accounts and notes receivable,
    less allowance for doubtful accounts
    ($77 in 1994and $115 in 1993)                                385        502
  Inventories of supplies, at cost                                55         62
  Deferred income taxes                                          372        120
  Assets held for sale                                           204         56
  Prepaid expenses and other current assets                       55         89
                                                        -----------------------
      Total current assets                                     1,444      1,068
                                                        -----------------------
Long-term receivables                                             73        190
Investments and other assets                                     309        205
Property, plant and equipment, net                             1,764      2,492
Intangible assets, at cost, less accumulated
  amortization ($54 in 1994 and $176 in 1993)                    107        218
                                                        -----------------------
                                                              $3,697     $4,173
                                                        =======================
- -------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current liabilities:
  Short-term borrowings and notes                             $   67    $   163
  Accounts payable                                               176        140
  Employee compensation and benefits                              93        104
  Reserves related to discontinued operations                    465        101
  Other current liabilities                                      236        254
  Income taxes                                                    58         30
  Current portion of long-term debt                              545        121
                                                        -----------------------
      Total current liabilities                                1,640        913
                                                        -----------------------
Long-term debt, net of current portion                           223        892
Other long-term liabilities                                      389        299
Deferred income taxes                                            125        317

Commitments and contingencies
  (see accompanying notes)
Stockholders' equity:
  Common stock, $0.075 par value; authorized
    450,000,000 shares; 185,587,666 shares
    issued at May 31, 1994, and 185,698,524
    shares at May 31, 1993                                        14         14
  Additional paid-in-capital                                   1,015      1,007
  Notes receivable on exercise of stock
   options                                                        (2)        (2)
  Retained earnings                                              575      1,019
  Less common stock in treasury, at cost,
    19,507,161 shares at May 31, 1994,
    and 19,800,103 at May 31, 1993                              (282)      (286)
                                                        -----------------------
      Total stockholders' equity                               1,320      1,752
                                                        -----------------------
                                                              $3,697     $4,173
                                                        =======================
- -------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

                                                          Years Ended May 31,
                                                   ------------------------------
(dollar amounts are expressed in millions)              1994      1993       1992
- ---------------------------------------------------------------------------------
Cash Flows From Operating Activities:
Net income (loss)                                      $(425)    $ 160      $ 104
Adjustments to reconcile net income (loss)
  to net cash provided by operating activities:
    Depreciation and amortization                        198       199        196
    Deferred income taxes                               (253)      (32)       (96)
    Gains on sales of facilities and long-term
      investments                                        (88)      (93)       (31)
    Gain on sale of subsidiary's common stock              0       (29)         0
    Extraordinary charges                                  0         0         34
    Additions to reserves related to discontinued
      operations andrestructuring charges              1,175       189        218
    Cumulative change in accounting principle            (60)        0          0
    Other items                                           38        33         35
Increases (decreases) in cash from changes in
  operating assets and liabilities, net of
  effects from purchases of new businesses:
    Accounts and notes receivable, net                   (65)       65         46
    Inventories, prepaid expenses and other
      current assets                                     (21)      (43)       (13)
    Accounts payable, accrued expenses and
      income taxes payable                               (31)       21         55
    Noncurrent accrued expenses and other
      liabilities                                         (2)       24         35
                                                   ------------------------------
    Net cash provided by operating activities,
      before expenditures for discontinued
      operations and restructuring charges               466       494        583
    Net expenditures for discontinued
      operations and restructuring charges              (319)      (96)       (24)
                                                   ------------------------------
    Net cash provided by operating activities            147       398        559
                                                   ------------------------------
Cash Flows From Investing Activities:
Purchases of property, plant and equipment              (185)     (319)      (421)
Purchases of new businesses, net of cash acquired         (5)       (3)       (14)
Proceeds from sales of facilities, investments
  and other assets                                       569        70        109
Investments in Hillhaven                                 (63)        0          0
Collections on notes                                     100        27         74
Increase in intangible and other assets                  (24)      (29)       (53)
Increase in notes receivable                              (4)      (21)       (24)
Equity investments in partnerships                       (11)       (8)         0
Other items                                                9       (16)        (8)
                                                   ------------------------------
    Net cash provided by (used in) investing
       activities                                        386      (299)      (337)
                                                   ------------------------------

Consolidated Statements of Cash Flows

                                                           Years Ended May 31,
                                                      ---------------------------
(dollar amounts are expressed in millions)                1994     1993      1992
- ---------------------------------------------------------------------------------
Cash Flows From Financing Activities:
Net proceeds from (payments of) unsecured
  lines of credit and reverse purchase agreements         (151)     (10)      220
Payments of other borrowings                              (217)     (93)     (103)
Proceeds from other borrowings                              31      131       271
Redemptions of notes and debentures                          0        0      (383)
Cash dividends paid to shareholders                        (40)     (78)      (76)
Purchases of treasury stock                                  0      (19)     (150)
Other items                                                 16       (3)       (3)
                                                      ---------------------------
  Net cash used in financing activities                   (361)     (72)     (224)
                                                      ---------------------------
  Net increase (decrease) in cash and cash
    equivalents                                            172       27        (2)
  Cash and cash equivalents at beginning
    of year                                                141      114       116
                                                      ---------------------------
  Cash and cash equivalents at end of year               $ 313    $ 141     $ 114
                                                      ===========================
- ---------------------------------------------------------------------------------
Supplemental Disclosures:
Interest paid, net of amounts capitalized                $  62    $  87     $  78
Income taxes paid                                           30      125       186
Notes received in connection with sales
  of facilities                                              0       92         4
Conversions of notes and debentures into
  common stock                                               0        0        15
- ---------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Changes
in Stockholders' Equity

                                                                Years Ended May 31, 1992, 1993, 1994
                                                -----------------------------------------------------------------------
                                                    Common Stock                          Stock
                                                ----------------------  Additional       Option
(dollar amounts are expressed in millions,      Outstanding     Issued     Paid-in        Notes    Retained    Treasury
share amounts in thousands)                          Shares     Amount     Capital   Receivable    Earnings       Stock
- -----------------------------------------------------------------------------------------------------------------------
Balances, May 31, 1991                              174,765        $14      $  969         $(2)      $  914       $(133)
  Net income                                                                                            104
  Cash dividends ($0.46 per share)                                                                      (79)
  Purchases of treasury stock                        (9,288)                                                       (150)
  Stock options exercised                               457                      6          (2)                       2
  Notes receivable collections                                                               2
  Restricted share awards, net of
    cancellations                                       129                     13                                    1
  Conversions of notes and
    debentures                                          915                      8                                    7
  Other                                                 (15)
- -----------------------------------------------------------------------------------------------------------------------
Balances, May 31, 1992                              166,963         14         996          (2)         939        (273)
  Net income                                                                                            160
  Cash dividends ($0.48 per share)                                                                      (80)
  Purchases of treasury stock                        (1,034)                                                        (15)
  Stock options exercised                                36                                                           1
  Restricted share cancellations                        (67)                    11                                    1
- -----------------------------------------------------------------------------------------------------------------------
Balances, May 31, 1993                              165,898         14       1,007          (2)       1,019        (286)
  Net loss                                                                                             (425)
  Cash dividends ($0.12 per share)                                                                      (19)
  Stock options exercised                               293                     (1)                                   4
  Restricted share cancellations                       (110)                     9
- -----------------------------------------------------------------------------------------------------------------------
Balances, May 31, 1994                              166,081        $14      $1,015         $(2)      $  575       $(282)
                                                    ===================================================================
- -----------------------------------------------------------------------------------------------------------------------


See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Note 1 Significant Accounting Policies

A. Principles of Consolidation

The consolidated financial statements include the accounts of National
Medical Enterprises, Inc. and its wholly owned and majority-owned subsidiaries. Investments in other affiliated companies are accounted for by the equity method. Significant intercompany accounts and transactions are eliminated in consolidation.

The Company is primarily engaged in the operation of domestic and international general hospitals. During 1994 the Company sold most of its physical rehabilitation hospitals and decided to discontinue its psychiatric hospital business, adopting a plan to dispose of its psychiatric hospitals and substance abuse recovery facilities within one year. (See Note 2.)

B. Net Operating Revenues

These revenues consist primarily of net patient service revenues, which are based on the hospitals' established billing rates less allowances and discounts principally for patients covered by Medicare, Medicaid and other contractual programs. These allowances and discounts were $2.7 billion, $2.6 billion and $2.3 billion for the years ended May 31, 1994, 1993 and 1992, respectively. Payments under these programs are based on either predetermined rates or the costs of services. Settlements for retrospectively determined rates are estimated in the period the related services are rendered and are adjusted in future periods as final settlements are determined. Management believes that adequate provision has been made for adjustments that may result from final determination of amounts earned under these programs. Approximately 40% of fiscal 1994 consolidated net operating revenues is from participation of domestic general and physical rehabilitation hospitals in Medicare and Medicaid programs. In 1993 it was approximately 37%, and in 1992 it was approximately 35%.

The Company provides care to patients who meet certain financial or economic criteria without charge or at amounts substantially less than its established rates. Because the Company does not pursue collection of amounts determined to qualify as charity care, they are not reported as gross revenue and are not included in deductions from revenue or in operating and administrative expenses.

C. Provision for Doubtful Accounts

A provision for estimated uncollectible accounts and notes receivable, net of recoveries, is included in operating and administrative expenses and was $107 million, $115 million and $123 million for 1994, 1993 and 1992, respectively.

D. Property, Plant and Equipment

The Company uses the straight-line method of depreciation for buildings, improvements and equipment over their estimated useful lives as follows: buildings and improvements -- generally 25 to 50 years; equipment -- three to 15 years.

E. Intangible Assets

Preopening costs generally are amortized over four years. Costs in excess of the fair value of identifiable net assets of purchased businesses generally are amortized over 40 years. Deferred financing costs and the costs of acquiring certain management contracts are amortized over the lives of the related loans or contracts. The straight-line method is used to amortize most intangible assets.

F. Stock Benefit Plans

The fair market value of restricted shares on the date of award and the fair market value of the Company's common shares on the date of grant of discounted stock options in excess of the exercise price are expensed, with appropriate credits to additional paid-in capital, over the periods that the restrictions as to forfeiture or exercise lapse. For restricted units, an amount equivalent to the fair market value of shares of the Company's common stock on the date of vesting, subject to a maximum amount, is expensed over the vesting period. (See
Note 10.)

G. Leases

Capital leases are recorded at the beginning of the lease term as assets and liabilities at the lower of the present value of the minimum lease payments or the fair value of the assets.

H. Cash Equivalents

The Company treats highly liquid investments with an original maturity of three months or less as cash equivalents.

I. Interest Rate Swap Agreements

The differential to be paid or received under interest rate swap agreements is accrued as the interest rates change and is recognized over the life of the agreements as an adjustment to interest expense. (See Note 8B.)

Notes to Consolidated Financial Statements

J. Sales of Common Stock of Subsidiaries

At the time a subsidiary sells existing or newly issued common stock to unrelated parties at a price in excess of its book value, the Company's policy is to record a gain reflecting its share of the increase in the subsidiary's stockholders' equity resulting from the sale. (See Note 15.)

K. Translation of Foreign Currencies

The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52. All balance sheet accounts have been translated at fiscal year-end exchange rates. Income statement amounts have been translated at the average exchange rate for the year. The resulting currency translation adjustments and the effect of transaction gains and losses are insignificant for all years presented.

Note 2 Discontinued Operations -- Psychiatric Hospital Business

At November 30, 1993, the Company decided to discontinue its psychiatric hospital business and adopted a plan to dispose of its psychiatric hospitals and substance abuse recovery facilities within one year. Also, in connection with the settlement of federal investigations of the Company described in Note 7B, the Company agreed to dispose of its psychiatric hospital business and not to re-enter such business for five years. The Consolidated Statements of Operations reflect the net operating results of the discontinued business separately from continuing operations, and previously issued financial statements have been restated to report these operations as discontinued. Operating results for periods subsequent to November 30, 1993, are charged to the reserve for estimated operating losses during the phase-out period. The discontinued operations are summarized as follows:

                                                          Twelve Months Ended May 31,
(in millions)                                                1994    1993     1992
- -------------------------------------------------------------------------------------
Net operating revenues                                      $ 476    $ 571   $1,010
Loss from operations:
  Loss before income taxes                                   (266)    (160)    (129)
  Income tax benefit                                          111       56       44
                                                            -----------------------
                                                             (155)    (104)     (85)
                                                            -----------------------
Loss on disposal:
  Estimated losses upon disposal                             (414)      --       --
  Estimated operating losses during the phase-out period     (433)      --       --
  Income tax benefit                                          301       --       --
                                                            -----------------------
                                                             (546)      --       --
                                                            -----------------------
Total loss from discontinued operations                     $(701)   $(104)    $(85)
                                                            =======================

The estimated losses upon disposal consist primarily of provisions for the write-down of assets to estimated net realizable value and other costs associated with the disposal of assets. The estimated net realizable value is included in assets held for sale in the accompanying consolidated balance sheet. The estimated operating losses during the phase-out period include the costs of settling federal and state investigations and other unusual legal costs related to the psychiatric hospital business. The loss from operations also includes provisions for unusual legal costs and certain asset write-downs related to the psychiatric business that were recorded prior to November 30, 1993. (See Note 7B.)

The Company entered into two separate sale agreements, each dated as of March 29, 1994, to sell 47 psychiatric facilities to Charter Medical Corporation for approximately $200 million, including the net book values of certain inventory, receivables and other items of working capital, subject to certain adjustments. One agreement provides for the sale of 30 hospitals for an approximate sales price of $134 million. In June 1994 the Company sold 27 of the 30 hospitals for a sales price of approximately $129 million. The sales of the remaining three hospitals are anticipated to close in the near future. The second agreement provides for the sale of 17 psychiatric hospitals. The Federal Trade Commission (FTC) issued a request for additional information regarding these remaining hospitals. The Company and Charter are responding to the FTC's request. No specific date has been set to close these sales, except that if such closings do not occur prior to September 30, 1994, and the parties do not extend that date, the agreement will terminate on September 30. Based on discussions to date with the FTC, the Company believes it may not be able to sell at least five facilities to Charter. However, it believes it will receive similar proceeds upon their sale to other parties.

During fiscal year 1994 and through July 27, 1994, the Company sold an additional 16 psychiatric hospitals, two substance abuse recovery facilities and one residential treatment center to other parties. The aggregate sales price for the 19 facilities approximated $44 million. The Company currently has reached an agreement to sell or is negotiating with various other parties for the sale of 10 psychiatric hospitals and is seeking a buyer for one other facility.

Note 3 Disclosures About Fair Value of Financial Instruments

The carrying amounts of cash, accounts receivable, accounts payable and interest payable approximate fair value because of the short maturity of these instruments. The carrying values of investments, both short-term and long-term (excluding investments accounted for by the equity method), long-term receivables and long-term debt are not materially different than the estimated fair values of these instruments. The estimated fair values of interest rate swap agreements and foreign currency contracts also are not material to the Company's financial position.

Note 4 Property, Plant and Equipment

Property, plant and equipment is stated at cost and consists of the following:

(in millions)                                                       1994    1993
- --------------------------------------------------------------------------------
Land                                                              $  173  $  249
Buildings and improvements                                         1,388   1,957
Construction in progress                                              59      47
Equipment                                                            916   1,061
                                                                  ------  ------
                                                                   2,536   3,314
Less accumulated depreciation and amortization                       772     822
                                                                  ------  ------
Net property, plant and equipment                                 $1,764  $2,492
                                                                  ======  ======

Note 5 Long-Term Debt and Lease Obligations

A. Long-Term Debt

Long-term debt consists of the following:

(in millions)                                                       1994    1993
- --------------------------------------------------------------------------------
Unsecured loans payable to banks                                    $ --  $   86
Secured loans payable to banks                                        13      --
Secured loans payable                                                143     158
Convertible floating rate debentures due 1996                        219     220
Unsecured medium-term notes due through 1997                         111     175
12-1/8% unsecured notes due April 1995 (not redeemable)               93      93
Notes secured by property, plant and equipment, weighted average interest rate of approximately 9.5% in 1994 and 10.4% in 1993,
  payable in installments to 2012                                     28      88
7-3/8% unsecured notes due 1997 (not redeemable)                      58      58
Obligations under capital leases                                      49      80
Other, primarily unsecured                                            54      55
                                                                    ------------
                                                                     768   1,013
Less current portion                                                 545     121
                                                                    ------------
                                                                    $223  $  892
                                                                    ============

Notes to Consolidated Financial Statements

Unsecured Loans Payable to Banks

In September 1993 the Company repaid $50 million of its then-outstanding revolving bank borrowings under its $300 million unsecured bank revolving credit and term loan agreement and refinanced the $246.2 million balance of such loans with new term loans maturing in April 1995 and requiring quarterly installments of $11.4 million through May 1994 and $15 million through February 1995. These loans were repaid in April 1994 with new secured bank loans, as described below. The weighted average interest rate on these and other unsecured loans payable to banks was 4.7% during 1994, 3.9% during 1993 and 5.3% during 1992.

Also in September 1993 the Company canceled its $120 million short-term revolving credit agreement entered into in December 1992. No loans were ever outstanding under this agreement.

Secured Loans Payable

In April 1994 the Company entered into a new $464.7 million revolving credit and letter of credit agreement with several banks. Indebtedness of the Company under the new agreement is secured by a pledge of all the outstanding capital stock of NME Hospitals, Inc., a wholly owned subsidiary of the Company, and is also guaranteed by NME Hospitals, Inc. The new agreement provides for revolving loans of up to $222 million and for letters of credit in an aggregate amount of $242.7 million to support certain of the Company's obligations relating to commercial paper and remarketable bond programs. Loans of $222 million under the new agreement were used to repay all of the Company's obligations under, and to effect termination of, its then-existing unsecured bank term loan agreement described above. All of this amount, including $209 million related to the convertible floating rate debentures discussed below, was outstanding at May 31, 1994.

All outstanding revolving loans under the new agreement mature on April 12, 1995, and there are no earlier installments of principal due or reductions of availability thereunder. Revolving loans under the new agreement bear interest at a base rate that is equal to the prime rate announced by Morgan Guaranty Trust of New York or, if higher, the federal funds rate plus 0.5% or, at the option of the Company, a London Interbank Offered Rate (LIBOR) plus 1.0% per annum, for interest periods of one, two, three or six months.

The Company also has $143 million of secured loans payable outstanding at May 31, 1994, that were used for project financings and are secured by liens on real property or leasehold interests. These loans expire on April 12, 1995, and provide for interest at the lender's fluctuating cost of funds plus 1/8%. The weighted average interest rate during 1994 was 5.1%. It was 4.6% in 1993 and 6.4% in 1992.

Floating Rate Debentures -- Convertible

The floating rate debentures consist of two components: $209 million of secured loans payable to banks and $10 million (5% of the debenture face amount) of generally nontransferable performance investment options to key employees of the Company. Because the proceeds from the exercise of the investment options must be used by the Company to retire the debt underlying the debentures, these loans, together with the outstanding balance of the investment options, are classified as convertible floating rate debentures. The weighted average interest rate for the debentures was 4.8% during 1994, 3.6% in 1993 and 6.3% in 1992. The debentures are subject to mandatory redemption in April 1996 and after the occurrence of certain events.

The performance investment options permit the holder to purchase debentures at 95% of their $105,264 face value. The debentures are convertible into preferred stock, which in turn is convertible into common stock. The investment options ultimately are convertible into 13,977,549 shares of common stock at an exercise price equivalent to $15.83 per share. The 13,977,549 shares include 1,828,652 shares that are the subject of litigation between the Company and two of its former executive officers. The Company believes that the investment options held by those executive officers no longer are exercisable but has included these shares pending final resolution of the dispute. The investment options became fully vested in March 1994. The Company may repurchase the investment options without a premium with the consent of the holder or by paying a redemption premium sufficient to provide the holder a 6% annual return. Under certain conditions, the investment options are subject to mandatory redemption at a redemption price including a 6% annual return.

When investment options are exercised, the Company reduces taxable income by any excess of the fair market value of the stock at the date of conversion over the principal amount of the debentures redeemed. The resulting tax benefit increases additional paid-in capital.

Unsecured Medium-Term Notes

These notes have had both fixed and floating rates of interest. The floating rate notes were repaid during fiscal 1994. The weighted average interest rate on these notes was 8.1% during 1994, 7.3% during 1993 and 8.6% during 1992. The notes are not redeemable.

Loan Covenants

Certain loan agreements have, among other requirements, limitations on dividends, investments, borrowings, and acquisitions and dispositions of assets and require maintenance of specified operating ratios, as well as specified levels of working capital and net worth. The Company is in compliance with the loan covenants. There are no compensating balance requirements for any credit line or borrowing.

B. Long-Term Debt Maturities and Lease Obligations
Future long-term debt maturities and minimum operating lease payments are as follows:

                                                                           Later
(in millions)                        1995   1996    1997    1998   1999    Years
- --------------------------------------------------------------------------------
Long-term debt                       $545    $60     $61     $66    $ 3     $ 33
Long-term leases                     $ 69    $64     $60     $55    $52     $250

Rental expense under operating leases, including short-term leases, was approximately $98 million in 1994, $114 million in 1993 and $113 million in 1992.

Note 6 Income Taxes

Taxes on income from continuing operations consist of the following amounts:

(in millions)                                              1994    1993    1992
- -------------------------------------------------------------------------------
Currently payable:
  Federal                                                  $159    $148    $148
  State                                                      31      30      26
  Foreign                                                     6       7       7
                                                           --------------------
                                                            196     185     181
Deferred:
  Federal                                                   (46)    (29)    (39)
  State                                                      (6)     (3)     (6)
                                                           --------------------
                                                            (52)    (32)    (45)

Charges equivalent to federal and state income taxes,
 primarily the benefit associated with stock benefit plans   --       2       5
                                                           --------------------
                                                           $144    $155    $141
                                                           ====================

The difference between the Company's effective income tax rate and the statutory federal income tax rate is shown below:

                                                                        1994               1993               1992
                                                                   ------------------------------------------------------
(in millions of dollars and as a percent of pretax income)         Amount  Percent    Amount  Percent    Amount  Percent
- -------------------------------------------------------------------------------------------------------------------------
Tax provision at statutory federal rate                              $126     35.0%     $142     34.0%     $122     34.0%
State income taxes, net of federal income tax benefit                  17      4.6%       18      4.3%       14      3.9%
Gain on sale of subsidiary's common stock                              --       --       (10)   (2.4)%      --       --
Other                                                                   1       .4%        5      1.1%        5      1.4%
                                                                     ----------------------------------------------------
Taxes on income from continuing operations and effective tax rates   $144     40.0%     $155     37.0%     $141     39.3%
                                                                     ====================================================

No tax provision has been made for U.S. or additional foreign taxes on $68 million of undistributed earnings of foreign subsidiaries or on a $29 million gain on the sale of a foreign subsidiary's common stock as the Company's overseas investments are intended to be permanent. Such earnings would become taxable upon the remittance of dividends or upon the sale or liquidation of the investments.

Notes to Consolidated Financial Statements

Effective June 1, 1993, the Company adopted Statement of Financial
Accounting Standards No. 109, "Accounting for Income Taxes." Among other provisions, this standard requires deferred tax balances to be determined using enacted income tax rates for the years in which the taxes actually are paid or refunds actually are received instead of when the deferrals were initiated. The Company has recognized $60 million as income in the fiscal year ended May 31, 1994, for the cumulative effect on prior years of adopting this standard based on tax rates in effect at June 1, 1993.

Deferred tax assets and liabilities as of May 31, 1994, relate to the following:

                                                                         Deferred Tax
                                                                      -------------------
(in millions)                                                         Assets  Liabilities
- -----------------------------------------------------------------------------------------
Depreciation and fixed asset basis differences                          $ --         $182
Reserves related to discontinued operations and restructuring charges    306           --
Receivables -- doubtful accounts and adjustments                          69           --
Cash-basis accounting change                                              --           23
Accruals for insurance risks                                              35           --
Intangible assets                                                         --            7
Other long-term liabilities                                               20           --
Benefit plans                                                             18           --
Other accrued liabilities                                                 10           --
Investments                                                                9           --
Valuation allowance                                                       (7)          --
Other items                                                               --            1
                                                                        ----         ----
                                                                        $460         $213
                                                                        ====         ====

Management believes that the deferred tax assets at May 31, 1994, will be realized by offsetting current tax provisions against future income or through tax loss carrybacks.

Prior-year financial statements are not restated to reflect the new accounting standard. The following reflect the principal sources of deferred income tax credits for those years:

(in millions)                                                      1993    1992
- -------------------------------------------------------------------------------
Depreciation and asset disposition differences                     $  4    $  9
Cash-basis accounting                                                (8)     (9)
Doubtful accounts and adjustments                                    (5)    (15)
Costs included in intangible assets, net of amortization             --      (2)
Equity method accounting                                              2      (5)
Accruals for insurance risks                                         (7)     (7)
Restructuring charges                                               (14)    (14)
Other items                                                          (4)     (2)
                                                                   ----    ----
                                                                   $(32)   $(45)
                                                                   ====    ====

Note 7 Claims and Lawsuits

A. Professional and General Liability Insurance

The Company currently insures all of its professional and comprehensive general liability risks through an insurance company owned by several health care companies and in which the Company has a significant minority interest. Risks in excess of $3 million per occurrence are reinsured with major independent insurance companies. Through May 31, 1994, the Company insured its professional and comprehensive general liability risks related to its psychiatric and physical rehabilitation hospitals through a wholly owned insurance subsidiary that reinsured risks in excess of $500,000 with major independent insurance companies. The Company has reached the policy limits provided by its insurance subsidiary related to the psychiatric hospitals in certain years, and, in addition, damages, if any, arising from fraud and conspiracy claims in psychiatric malpractice cases may not be insured.
(See Note 7B.)

The Company's estimated liability for the self-insured portion of professional and comprehensive general liability claims is $93 million at May 31, 1994, after discounting the liability to its present value based on expected loss reporting patterns and a weighted average discount rate of 8.8%.

The Company believes that claims and lawsuits arising in the ordinary course of business are adequately covered by insurance or are adequately provided for in the Company's consolidated financial statements. However, the final liability may vary from the estimated liability.

B. Significant Legal Proceedings

The Company has been involved in significant legal proceedings and investigations of an unusual nature related principally to its psychiatric business. During the years ended May 31, 1994, and 1993, the Company recorded provisions to estimate the cost of the ultimate disposition of all these proceedings and investigations and to estimate the legal fees that it expects to incur. As discussed further below, the Company has settled the most significant of these matters. The remaining reserves for unusual litigation costs that relate to the matters that have not been settled as of May 31, 1994, and an estimate of the legal fees to be incurred subsequent to May 31, 1994, total approximately $81 million and represent management's estimate of the net costs of the ultimate disposition of these matters. There can be no assurance, however, that the ultimate liability will not exceed such estimates.

All of the costs associated with these legal proceedings and investigations are classified in discontinued operations. (See Note 2.)

1) Insurance Litigation -- In November 1993 the Company signed agreements to settle two of its lawsuits with certain insurance companies, and in February 1994 the Company signed an agreement to settle the remaining lawsuit. Under the settlements, the Company agreed to pay up to $125 million and $89.9 million, respectively, as complete and final resolution of the disputed claims alleging that the psychiatric hospitals engaged in certain fraudulent practices. The final installment of these settlements was paid in March 1994. In return, the insurers agreed on an individual basis to strengthen standard business relations with the Company, including, for example, allowing the Company to compete for managed care contracts and participate in provider networks. The settlements also addressed the processing by the insurance companies of pending claims from psychiatric facilities owned by the Company's subsidiaries. The Company has received inquiries from various other insurance companies and health benefit providers regarding the possible filing of claims with similar allegations. To date, the amounts involved are not significant.

2) Investigations -- On June 29, 1994, the Company executed plea agreements that were approved by a federal judge and other settlement agreements under which it agreed to pay a total of $362.7 million to conclude the federal investigations of the Company and its subsidiaries: $324.2 million in civil restitution and penalties, $34 million in criminal fines, $2 million to the Department of Health and Human Services to support a children's mental health program, and $2.5 million to the National Institute of Mental Health to fund research relating to federally funded health care in substance abuse recovery or mental health treatment facilities. Under the agreements, the Company's remaining hospitals will continue to be eligible to participate in all federally funded health care programs.

As part of the settlement, a subsidiary operating the Company's psychiatric hospitals pled guilty to six counts of paying illegal remuneration for referral of Medicare patients and one count of conspiracy to make such payments and paid a $33 million fine. Another subsidiary operating a single general hospital pled guilty to one count of illegal payments and paid a $1 million fine. The count relates to activities that occurred while an individual convicted of defrauding the hospital was its chief executive.

The federal settlement agreements pertain only to the Company and its subsidiaries and will not extend to individuals. The Company is obligated to cooperate with the government in its investigation of individuals. The Company has numerous other obligations under the agreements, including disposing of its psychiatric hospital business and not re-entering it for five years, implementation and maintenance of compliance programs, and reporting requirements to the federal government, designed to assure that the Company complies with federal laws relating to the provision of health care.

In May 1994 the Company also reached agreements in principle with 27 states and the District of Columbia to pay an additional $16.3 million to settle investigations. The Company has signed agreements with 26 of those states and the District of Columbia, five of which contain errors or changes that the Company is attempting to resolve. The 27 states and the District of Columbia are all of the areas in which the Company's subsidiaries operated psychiatric facilities.

On July 12, 1994, the Company, without admitting or denying liability, consented to the entry of a civil injunctive order in response to a complaint filed that day by the Securities and Exchange Commission. The complaint alleged that the Company failed to comply with anti-fraud and recordkeeping requirements of the federal securities laws concerning the manner in which the Company recorded the revenues from the activities that were the subject of the federal government settlement referred to above. In the order, the Company consented to comply with such requirements of the federal securities laws.

Notes to Consolidated Financial Statements

3) Shareholders' Lawsuits -- In October and November 1991 shareholder derivative actions and federal shareholder class-action suits were filed against the Company and certain of its officers and directors. Those derivative and federal class-action suits have been consolidated into one derivative and one federal class action, respectively. The consolidated derivative action, purportedly brought on behalf of the Company, alleged breach of fiduciary duty and other causes of action against the directors and various officers of the Company. The derivative action was dismissed by the court in May 1993; the dismissal is being appealed by the plaintiffs. The consolidated federal class action alleges violations of federal securities laws against the Company and certain of its executive officers. All parties in the federal class action and the derivative action have been participating in a voluntary mediation process, which has included directors and officers liability insurance carriers. Through this mediation process, the parties have reached an agreement in principle for the settlement of both lawsuits, including contributions to the settlement by certain insurance companies. Any agreement in principle is conditioned upon the execution of formal settlement documentation and court approval.

Two additional federal class actions filed in August 1993 now have been consolidated into one action. The consolidated action alleges violations of federal securities laws against the Company and certain of its executive officers. The parties commenced a voluntary mediation in July 1994.

4) Psychiatric Malpractice Cases Involving Fraud and Conspiracy Claims --
The Company and certain of its officers and directors are defendants in numerous lawsuits filed on behalf of psychiatric patients making various claims, including conspiracy, false imprisonment, fraud and gross negligence. The Company has settled 90 of these patient care lawsuits for approximately $20.5 million. These cases represent approximately two-thirds of the psychiatric patient care cases filed to date that contain allegations of conspiracy or fraud. The Company expects that additional similar lawsuits will be filed.

Note 8 Other Contingencies and Financial Instruments With Off-Balance-Sheet
Risks

A. Guarantees and Letters of Credit
The Company is contingently liable for $503 million under various guarantees, standby letters of credit and lease obligations not included in Note 5. Included in this amount are The Hillhaven Corporation's obligations to third parties totaling $286 million, including $216 million of lease obligations and $70 million of long-term debt and other obligations. During the year, Hillhaven reduced by approximately $420 million its obligations that were guaranteed by the Company. Also included in the $503 million is approximately $208 million in obligations, substantially all of which are lease obligations, relating to rehabilitation hospitals sold to HEALTHSOUTH Rehabilitation Corporation in January 1994.

B. Interest Rate Swaps
At May 31, 1994, and 1993, the Company had outstanding interest rate swap agreements, generally with commercial banks, having a total notional principal of $120 million, expiring through 2000. These agreements call for the payment of fixed rate interest by the Company in return for the assumption by other contracting parties of the variable rate cost, which effectively changes the Company's interest rate on a portion of its dollar-denominated floating rate debt to a fixed rate of 8.5%. Additionally, on May 31, 1994, and 1993, the Company had outstanding swap agreements with a notional amount of $29 million expiring through 1997, in which it receives interest from other contracting parties at a weighted average fixed interest rate of 7.0% and pays interest at variable rates to those parties. The Company's exposure to credit loss under these agreements is limited to the interest rate spread in the event of nonperformance by the other parties. Nonperformance is not anticipated due to the credit rating of the other parties. The weighted average interest rates in
Note 5A do not include the effects of these agreements.

C. Currency Swap and Forward Exchange Contracts
The Company has entered into currency swap agreements and forward exchange contracts to hedge the foreign currency exposure attributable to its net investment in foreign operations. At May 31, 1994, the Company had outstanding agreements with commercial banks having a total notional principal amount of 75,800,000 Australian dollars, 1,650,000,000 Spanish pesetas and 10,000,000 British pounds at average exchange rates to the U.S. dollar of 1.38, 123.48 and 0.67, expiring through 1999, 1998 and fiscal 1995, respectively.

Note 9 Preferred Stock Purchase Rights and Preferred Stock

A. Preferred Stock Purchase Rights
In 1988 the Company distributed Preferred Stock Purchase Rights to holders of the Company's common stock and authorized the issuance of additional rights for common stock issued after that date. The Company may redeem the rights at $.025 per right at any time until they become exercisable. The rights become exercisable 10 days after a public announcement that an investor has acquired 20% or more of the Company's common stock or has commenced a tender or exchange offer for 30% or more of the common stock. The rights may be exchanged for one two-thousandth (.0005) of a share of Series A Junior Participating Preferred Stock at an exercise price of $40.61.

In the event the Company is acquired or merged into another company and the rights have not been redeemed, rights holders will be entitled to purchase, for the then-current exercise price of the rights, common stock of the surviving company having a market value equal to two times the exercise price of the rights. The rights expire in December 1998 unless exercised or redeemed and do not entitle the holders thereof to vote as shareholders or receive dividends.

B. Preferred Stock
The Series A Junior Participating Preferred Stock for which the Preferred
Stock Purchase Rights may be exchanged is non-redeemable and has a par value of $0.15 per share. None of the 225,000 authorized shares are outstanding.

The Company has also authorized a Series B Convertible Preferred Stock, issuable solely upon conversion of the Company's convertible floating rate debentures. (See Note 5A.) The par value of the stock is $0.15 per share; its liquidation and redemption value is $105,264 per share; 2,087 shares are reserved for future issuance; and no shares are outstanding. Since it is likely that this preferred stock would be converted immediately to common stock, all references in Note 5A are to common stock rather than preferred stock.

Note 10 Stock Benefit Plans

Under the Company's 1983 and 1991 stock incentive plans, stock options and incentive stock awards (restricted shares and restricted units) have been made to certain officers and other key employees. Stock options generally are granted at an exercise price equal to the fair market value of the shares on the date of grant (except for discounted stock options granted at an exercise price equal to 50% of the fair market value of the shares and options for 600,000 shares granted during fiscal 1993 at an exercise price equal to 110% of the fair market value of the shares) and are exercisable at the rate of one-third per year beginning one year from the date of grant. In addition, during fiscal 1994 526,000 options were granted to certain senior officers that are exercisable on May 31, 1996. Stock options generally expire 10 years from the date of grant. Certain 1991 plan stock options may be canceled in connection with the vesting of restricted units under circumstances described below.

Restricted shares generally are issued at no cost to the recipient and are held in trust by the Company for release in generally equal amounts over five to seven years from the date of the award (as long as the recipient continues to be employed by the Company).

Restricted units were granted in fiscal 1992, 1993 and 1994. A restricted unit is a grant that entitles the recipient to a payment of cash at the end of each vesting period equivalent to the fair market value of a share of the Company's common stock on the date of vesting subject to a maximum value per unit, which is equivalent to the fair market value of a share of the Company's common stock on the date of grant. These restricted units were granted along with stock options. Restricted units vest normally one-third each year over three years and also earn dividend equivalents during the vesting period.

Subject to approval by the shareholders in September 1994, a new Directors Stock Option Plan will replace the 1991 Director Restricted Share Plan and will make available options to purchase 500,000 shares of common stock for issuance to nonemployee directors. Under the plan each nonemployee director will be entitled to receive a stock option for 5,000 common shares upon initially being elected to the Board of Directors and each January, beginning retroactively in January 1994 when the plan was approved by the Board of Directors. Awards will vest one year after the date of grant, will have an exercise price equal to the fair market value of the Company's common stock on the date of grant, and will expire 10 years after the date of grant.

All awards granted under the 1983 and 1991 plans will vest under circumstances defined in the plans or under certain employment arrangements, including, with the consent of the Compensation and Stock Option Committee of the Board of Directors, a change in control of the Company.

Charges to continuing operations associated with discounted stock options, restricted shares (including the Director Restricted Share Plan) and restricted units were $12 million in fiscal 1994, $11 million in fiscal 1993 and $11 million in fiscal 1992. The remaining amount to be charged to future operations, principally over the next two years, is approximately $7 million.

Notes to Consolidated Financial Statements

Differences in accrued income tax benefits associated with restricted shares and discounted stock options and the amounts realized in income tax returns are reflected as adjustments to additional paid-in capital. Income tax benefits associated with stock options having exercise prices equal to fair market value at date of grant are credited to additional paid-in capital as realized.

Stock awards may be made only under the 1991 Plan. At May 31, 1994, there were 8,331,456 shares of common stock available under the 1991 Plan for future awards. The table below summarizes the transactions in all stock option plans in which employees participate, including discounted stock options but excluding restricted shares and units:

(shares of common stock)                                   1994          1993
- --------------------------------------------------------------------------------
Outstanding at beginning of year (1983 and 1991 Plans)  11,682,204    9,597,490
Granted                                                  5,719,175    2,977,745
Exercised ($4.60 to $16.813 per share in 1994 and 1993)   (282,482)     (36,650)
Canceled and other adjustments                          (1,692,304)    (856,381)
                                                        ------------------------
Outstanding at end of year ($4.41 to $22.44 per share
at May 31, 1994)                                        15,426,593   11,682,204
                                                        ========================
Exercisable at end of year                               6,472,708    4,131,859
                                                        ========================

The Company has received full recourse interest-bearing notes in connection with the exercise of certain stock options. The notes, secured by the common stock purchased, reduce stockholders' equity. See Note 5A for information regarding Performance Investment Options (debenture purchase rights) sold to certain key employees of the Company.

Note 11 Earnings Per Share

Primary earnings per share of common stock are based on after-tax income applicable to common stock and the weighted average number of shares of common stock and common stock equivalents outstanding during each period as appropriate.

Fully diluted earnings-per-share calculations are based on the assumption that all dilutive convertible debentures were converted into shares of common stock as of the beginning of the year, or as of the issue date if later, and 1) that those shares are added to the weighted average number of common shares and share equivalents outstanding used in the calculation of primary earnings per share, and 2) that after-tax income is adjusted accordingly.

Note 12 Employee Retirement Plans

Substantially all domestic employees upon qualification are eligible to participate in a defined contribution 401(k) plan, the NME Retirement Savings Plan. Employees who elect to participate make mandatory contributions equal to 3% of their eligible compensation, and such contributions are matched by the Company. Company contributions from continuing operations to all plans for the fiscal years 1994, 1993 and 1992 were approximately $17 million, $18 million and $16 million, respectively. The Company does not have a plan that provides postretirement benefits other than pensions to retired employees.

Note 13 Disposals and Acquisition of Facilities

In January 1994 the Company sold 28 inpatient rehabilitation hospitals and 45 related satellite outpatient clinics for approximately $350 million in cash, including the net book values of certain inventory, receivables and other items of working capital, subject to certain adjustments. The sale resulted in a gain of $66.2 million. The Company retained six rehabilitation hospitals on or near general hospital campuses and in March 1994 sold its other remaining rehabilitation hospital for approximately $14 million. For the fiscal year ended May 31, 1994, net operating revenues of the sold rehabilitation hospitals were $266 million, while pretax income, before general corporate overhead costs, was $22 million.

During fiscal year 1994 The Hillhaven Corporation purchased the remaining 23 nursing centers it previously leased from the Company for $112 million. (See
Note 14.) The sales resulted in a gain of $17 million.

In May 1994 the Company entered into a long-term operating lease of a 138-bed general hospital in the New Orleans area. In July 1993 the Company sold a 120-bed general hospital in Tennessee. In June 1994 the Company announced the sale of two general hospitals in Southern California. Also in June 1994 the Company acquired, through a wholly owned subsidiary, an additional 50% interest in Centro Medico Teknon, its general hospital project in Barcelona, Spain, to bring the Company's ownership of the hospital to 100%. None of these transactions were significant.

Note 14 The Hillhaven Corporation

In September 1993 the Company substantially completed a series of transactions with The Hillhaven Corporation that resulted in: 1) the Company selling to Hillhaven all remaining leased long-term-care nursing facilities, and no longer being a lessor to Hillhaven; 2) all indebtedness owed to the Company from Hillhaven being paid in full; 3) reducing Hillhaven obligations guaranteed by the Company; and 4) the Company purchasing 120,000 shares of Hillhaven nonvoting Series D Preferred Stock for $120 million. In February 1994 the Company exercised its warrants to purchase 6 million shares of Hillhaven common stock at the exercise price of $10.55 per share (after giving effect to Hillhaven's 5-to-1 reverse stock split). The total exercise price of $63.3 million was paid by liquidating 63,300 shares of Hillhaven Series D Preferred Stock acquired in September 1993. The Company, as of May 31, 1994, owned: 1) approximately 33% (8,878,147 shares) of the outstanding common stock of Hillhaven; 2) 35,000 shares of Hillhaven 8-1/4% accumulative nonvoting Series C Preferred Stock; and 3) 60,546 shares of Hillhaven nonvoting 6-1/2% payable in kind Series D Preferred Stock.

Note 15 Sales of Subsidiaries' Common Stock

In May 1994 the Company entered into an agreement pursuant to which DLJ Merchant Banking Funding, Inc. and certain of its affiliates (DLJMB) will acquire a controlling interest in the Company's wholly owned subsidiary that operates its 37 outpatient renal dialysis facilities. Under the terms of the agreement, and as subsequently agreed among the parties, the subsidiary is expected to consummate a public debt/equity offering in August 1994, the proceeds of which will be used to partially fund the payment of a $75.5 million dividend to the Company. Immediately after payment of the dividend, DLJMB will purchase common stock of the subsidiary for $10.5 million, and certain members of the subsidiary's management are expected to purchase common stock for approximately $1.9 million. After consummation of these transactions, the Company will own approximately 25% of the outstanding common stock of the subsidiary. Net operating revenues of the subsidiary were $80.5 million in the fiscal year ended May 31, 1994, and net income was $5.7 million. This transaction is expected to result in a gain to the Company of approximately $35 million in the first quarter of fiscal 1995.

In March 1993 the Company's long-term-care subsidiary in the United Kingdom, Westminster Health Care Holdings PLC, issued 3,500,000 shares of its common stock to third parties in a private placement and in April 1993 sold 26,001,923 shares in an initial public offering; those transactions resulted in a gain to the Company of $29 million. As a result of the sale and issuance of shares, the Company's percentage ownership of Westminster changed from 90% to approximately 42%.

Note 16 Restructuring Charges

In April 1994 the Company initiated a plan to significantly decrease overhead costs through a reduction in corporate and division staffing levels and to review the resulting office space needs of all corporate operations. Accordingly, in July 1994 the Company announced that approximately 240 positions were being eliminated and other cost-saving efficiencies were implemented. The Company also decided to sell its corporate headquarters building and to lease substantially less office space in that building or at an alternative site. Costs of the write-down of the building, employee severance benefits and other expenses directly related to the overhead reduction plan are estimated to be approximately $77 million and have been expensed in the quarter ended May 31, 1994. In the quarter ended May 31, 1993, the Company recorded a charge of $52 million for restructuring costs related to continuing operations that were associated with the combination of the Rehabilitation Hospital Division into the General Hospital Division, a corporate overhead reduction program that began in April 1993, and severance costs incurred in connection with a change in senior executive management.

These restructuring charges, as well as $18 million in the year ended May 31, 1992, have been charged to operating and administrative expenses.

Note 17 Information About Lines of Business

On June 1, 1993, the Company combined its former Rehabilitation Hospital Division and its General Hospital Division into a new division called the Hospital Division. In January 1994 the Company sold substantially all of its rehabilitation hospitals. (See Note 13.) Also during fiscal 1994 the Company announced that it had discontinued its psychiatric hospital business. (See Note 2.) At May 31, 1994, the Company operated 35 general hospitals and six rehabilitation hospitals in the United States and 12 general hospitals overseas, which accounted for approximately 95% of the Company's consolidated net revenues. The net revenues and operating profits of the overseas general hospitals accounted for approximately 5.9% and 7.6% of the Company's consolidated net revenues and operating profits in 1994 and approximately 5.1% and 7.3%, respectively, in 1993.

Report of Independent Auditors

The Board of Directors
National Medical Enterprises, Inc.

We have audited the accompanying consolidated balance sheets of National Medical Enterprises, Inc. and subsidiaries as of May 31, 1994 and 1993, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended May 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 2, 7B and 13 to the consolidated financial statements, during 1994 the Company has discontinued its psychiatric hospital operations, settled a number of lawsuits and governmental investigations, and sold a significant number of its rehabilitation hospitals. These events have had a significant impact on the Company's consolidated financial position and results of operations.

In our opinion, the consolidated financial statements referred to above present fairly the financial position of National Medical Enterprises, Inc. and subsidiaries as of May 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended May 31, 1994, in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP

Los Angeles, California
July 27, 1994

Supplementary Financial Information
Selected Quarterly Financial Data (unaudited)

                                             Fiscal 1994 Quarters                Fiscal 1993 Quarters
                                        -------------------------------     ------------------------------
(in millions, except per-share data)    First   Second   Third   Fourth     First   Second  Third   Fourth
- ----------------------------------------------------------------------------------------------------------
Net operating revenues                  $775    $ 770    $ 720   $ 702      $ 791    $ 785   $ 795   $ 820
                                        ==============================      ==============================
Income from continuing operations       $ 53    $  61    $  91   $  11      $  50    $  78   $  65   $  70
Net income (loss)                       $(41)   $(226)   $(164)  $   6      $  51    $  52   $  54   $   3
                                        ==============================      ==============================
Income per share from continuing
 operations:
   Primary                              $0.32   $0.37    $0.55   $0.07      $0.30    $0.47   $0.39   $0.42
   Fully diluted                        $0.30   $0.35    $0.51   $0.07      $0.29    $0.44   $0.37   $0.40
                                        ==============================      ==============================

Quarterly operating results are not necessarily representative of operations for a full year for various reasons, including levels of occupancy, interest rates, acquisitions, disposals, revenue allowance and discount fluctuations, the timing of price changes, unusual litigation costs, restructuring charges and fluctuations in quarterly tax rates.

Board of Directors
- ------------------

Jeffrey C. Barbakow(1,4)        Chairman and Chief Executive Officer, NME
Michael H. Focht Sr.(1,5)       President and Chief Operating Officer, NME
Bernice B. Bratter(1,3,4)       Executive Director, Senior Health and Peer
                                  Counseling
Maurice J. DeWald(1,3,6)        Chairman, Verity Financial Group, Inc.
Peter de Wetter(1)              Executive Vice President, NME, Retired
Edward Egbert, M.D.(2,4,6)      Physician, Retired
Raymond A. Hay(2,4,5)           Chairman, Aberdeen Associates
Lester B. Korn(1,3)             Chairman, Korn Tuttle Capital Group
James P. Livingston(2,4,5)      Executive Vice President, NME, Retired
Richard S. Schweiker(2,5)       President, American Council of Life Insurance
John C. Bedrosian+              Former Senior Executive Vice President, NME
Nita Puig-Heckendorn+           Former Executive Vice President, NME

Board Committees

1. Executive Committee
2. Audit Committee
3. Compensation and Stock Option Committee
4. Nominating Committee
5. Ethics and Quality Assurance Committee
6. Performance Investment Plan Committee

+  Term expires at the 1994 annual meeting. Not renominated for a new term.

Executive Officers
- ------------------

Jeffrey C. Barbakow             Chairman and Chief Executive Officer
Michael H. Focht Sr.            President and Chief Operating Officer
Maris Andersons                 Executive Vice President and Treasurer
William S. Banowsky, Ph.D.      Executive Vice President (Retiring 8/31/94)
Scott M. Brown                  Senior Vice President, General Counsel and
                                  Secretary
Vincent J. Lico                 Executive Vice President (Retiring 10/31/94)
Raymond L. Mathiasen            Senior Vice President and Chief Financial
                                  Officer
Barry P. Schochet               Executive Vice President, President and Chief
                                  Operating Officer, Hospital Division

Corporate Staff
Senior Vice Presidents
- ----------------------

Peter J. Andriet                Materiel Management
Bruce G. Carpenter              Associate General Counsel
Thomas J. Dey                   Government Relations
Steven Dominguez                Government Programs
Edward A. Elliott               Taxation
Wajeeh Ersheid                  Internal Audit
Alan R. Ewalt                   Human Resources
Lawrence G. Hixon               Corporate Controller

Senior Vice Presidents
- ---------------------------

T. Dennis Jorgensen             Administration
William Loorz                   Construction and Design
David R. Mayeux                 Strategic Planning and Development
Terence P. McMullen             Financial Services
Kim Mendenhall                  Facilities Administration
John A. Meyers                  Assistant General Counsel
Paul J. Russell                 Investor Relations
Christi R. Sulzbach             Public Affairs and Associate General Counsel

Operating Divisions and
Subsidiary Staff
- -----------------------
Hospital Division

Barry P. Schochet               President and Chief Operating Officer
Neil M. Sorrentino              Senior Executive Vice President, Western
                                  District
Michael W. Gallo                Executive Vice President and Chief Financial
                                  Officer
Alan E. London, M.D.            Executive Vice President, Medical Affairs
Thomas B. Mackey                Executive Vice President
Frank Tidikis                   Executive Vice President, Eastern District

Senior Vice Presidents
- ----------------------

Barry S. Ganley                 Information Systems
Ben F. King                     Finance
William W. Leyhe                Integrated Delivery Systems
Nancee E. Mendenhall            Managed Care Business Development
Martin J. Paris, M.D., M.P.H.   Technology Assessment Medical Director,
                                  General Hospitals
Clive E. Riddle                 National Health Plans
Arnold M. Robin                 President, Syndicated Office Systems
Robert L. Smith                 Operations
Leann L. Strasen, R.N.          Patient Care Services
Davis L. Watts                  Revenue and Receivable Management
William R. Wilson               Finance

International
Hospital Division

Michael H. Ford                 President and Chief Operating Officer
Carl V. Stanifer                Executive Vice President, Operations

Corporate Finance

Common Stock Transfer Agent and Registrar

The Bank of New York
101 Barclay St.
New York, NY 10286

Stock Exchanges for Common Stock

New York Stock Exchange
Pacific Stock Exchange
London Exchange

12 1/8% Notes Trustee/Registrar

The Bank of New York
101 Barclay St.
New York, NY 10286
Listing New York Stock Exchange

Annual Meeting

The annual meeting of the shareholders of National Medical Enterprises, Inc. will be held at 10 a.m., Wednesday, Sept 28, 1994, at Loews Santa Monica Beach Hotel, 1700 Ocean Ave., Santa Monica, Calif.

Availability of Form 10-K

The company reports annually to the Securities and Exchange Commission on Form 10-K. You may obtain a copy at no charge by writing to NME Investor Relations or by telephoning (310) 998-8200.

Corporate Office

National Medical Enterprises, Inc.
2700 Colorado Ave.
P.O. Box 4070
Santa Monica, CA 90411-4070
(310) 998-8000

This annual report is printed on recycled paper.

Supplementary Financial Information
Common Stock Information (unaudited)


                          Fiscal 1994 Quarters                           Fiscal 1993 Quarters
                ----------------------------------------     ---------------------------------------------
                  First     Second      Third     Fourth      First       Second        Third       Fourth
- ----------------------------------------------------------------------------------------------------------
Price range:
  High           12 1/4     12         16 1/4     18 1/8     16 3/4       14 1/4       13 1/4        9 7/8
  Low             7          7 3/8     11 1/2     14 3/8     13 3/4        9 5/8        9 1/4        6 1/2

     At May 31, 1994, there were approximately 16,000 holders of record of the Company's common stock. The Company's common stock is listed and traded on the New York, Pacific and London stock exchanges. The stock prices above are the high and low sales prices as reported in the NYSE Composite Tape for the last two fiscal years. On October 27, 1993, the Board of Directors suspended payments of dividends on the Company's common stock in order to give the Company maximum flexibility to respond to rapidly developing opportunities, to refocus on its general hospital core business and to resolve its legal issue.

     The Company's cash dividends per share were $0.12 in 1994 and $0.48 in 1993. The Company suspended the payment of quarterly cash dividends following the first quarter of fiscal 1994.

                            GRAPHICS APPENDIX LIST


PAGE WHERE
GRAPHIC
APPEARS                    DESCRIPTION OF GRAPHIC OR CROSS-REFERENCE
- ----------                 ------------------------------------------
Page 1 of          Cover of NME's 1994 Annual Report to Shareholders
Exhibit 13         (Exhibit 13).

                   The cover of the 1994 Annual Report to Shareholders contains an illustration of people putting blocks into a sun. The illustration symbolizes NME building a brighter future.

Page 5 of          Stock Price Graph
Exhibit 13
                   A graph showing the price of NME's common stock on various dates between February 28, 1992 and August 5, 1994 is included on page 5 of the 1994 Annual Report to Shareholders of NME (Exhibit 13). The dates shown are the dates of significant events for the Company which occurred during such period. Figures indicating the stock price on each significant date are shown on page 5 of Exhibit 13.