Form 10-K/A, Exhibit 13
period 1994-05-31
NATIONAL MEDICAL ENTERPRISES INC /NV/
filed 1995-01-18
CIK 70318

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
- -------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheets


                                                                          May 31,
                                                                -----------------------
(dollar amounts are expressed in millions)                              1994       1993
- ---------------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                                           $  313     $  141
  Short-term investments, at
    cost which approximates market                                        60         98
  Accounts and notes receivable,
    less allowance for doubtful accounts
    ($77 in 1994 and $115 in 1993)                                       385        502
  Inventories of supplies, at cost                                        55         62
  Deferred income taxes                                                  372        120
  Assets held for sale                                                   204         56
  Prepaid expenses and other current assets                               55         89
                                                                -----------------------
     Total current assets                                              1,444      1,068
                                                                -----------------------
Long-term receivables                                                     73        190
Investments and other assets                                             309        205
Property, plant and equipment, net                                     1,764      2,492
Intangible assets, at cost, less accumulated
  amortization ($54 in 1994 and $176 in 1993)                            107        218
                                                                -----------------------
                                                                      $3,697     $4,173
                                                                =======================
- ---------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current liabilities:
  Short-term borrowings and notes                                     $   67    $   163
  Accounts payable                                                       176        140
  Employee compensation and benefits                                      93        104
  Reserves related to discontinued operations                            465        101
  Other current liabilities                                              236        254
  Income taxes                                                            58         30
  Current portion of long-term debt                                      545        121
                                                                -----------------------
      Total current liabilities                                        1,640        913
                                                                -----------------------
Long-term debt, net of current portion                                   223        892
Other long-term liabilities                                              389        299
Deferred income taxes                                                    125        317

Commitments and contingencies
   (see accompanying notes)
Stockholders' equity:
  Common stock, $0.075 par value; authorized
    450,000,000 shares; 185,587,666 shares
    issued at May 31, 1994, and 185,698,524
    shares at May 31, 1993                                                14         14
  Additional paid-in-capital                                           1,015      1,007
  Notes receivable on exercise of stock
    options                                                               (2)        (2)
  Retained earnings                                                      575      1,019
  Less common stock in treasury, at cost,
    19,507,161 shares at May 31, 1994,
    and 19,800,103 at May 31, 1993                                      (282)      (286)
                                                                -----------------------
       Total stockholders' equity                                      1,320      1,752
                                                                -----------------------
                                                                      $3,697     $4,173
                                                                =======================
- ---------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

                                                         Years Ended May 31,
                                                   ------------------------------
(dollar amounts are expressed in millions)              1994      1993       1992
- ---------------------------------------------------------------------------------
Cash Flows From Operating Activities:
Net income (loss)                                      $(425)    $ 160      $ 104
Adjustments to reconcile net income (loss)
  to net cash provided by operating activities:
    Depreciation and amortization                        198       199        196
    Deferred income taxes                               (253)      (32)       (96)
    Gains on sales of facilities and long-term
      investments                                        (88)      (93)       (31)
    Gain on sale of subsidiary's common stock              0       (29)         0
    Extraordinary charges                                  0         0         34
    Additions to reserves related to discontinued
      operations and restructuring charges             1,175       189        218
    Cumulative change in accounting principle            (60)        0          0
    Other items                                           38        33         35
Increases (decreases) in cash from changes in
  operating assets and liabilities, net of
  effects from purchases of new businesses:
    Accounts and notes receivable, net                   (65)       65         46
    Inventories, prepaid expenses and other
      current assets                                     (21)      (43)       (13)
    Accounts payable, accrued expenses and
      income taxes payable                               (31)       21         55
    Noncurrent accrued expenses and other
      liabilities                                         (2)       24         35
                                                   ------------------------------
    Net cash provided by operating activities,
      before expenditures for discontinued
      operations and restructuring charges               466       494        583
    Net expenditures for discontinued
      operations and restructuring charges              (319)      (96)       (24)
                                                   ------------------------------
    Net cash provided by operating activities            147       398        559
                                                   ------------------------------
Cash Flows From Investing Activities:
Purchases of property, plant and equipment              (185)     (319)      (421)
Purchases of new businesses, net of cash acquired         (5)       (3)       (14)
Proceeds from sales of facilities, investments
  and other assets                                       569        70        109
Investments in Hillhaven                                 (63)        0          0
Collections on notes                                     100        27         74
Increase in intangible and other assets                  (24)      (29)       (53)
Increase in notes receivable                              (4)      (21)       (24)
Equity investments in partnerships                       (11)       (8)         0
Other items                                                9       (16)        (8)
                                                   ------------------------------
    Net cash provided by (used in) investing
       activities                                        386      (299)      (337)
                                                   ------------------------------

Consolidated Statements of Cash Flows

                                                     Years Ended May 31,
                                                 ------------------------
(dollar amounts are expressed in millions)           1994    1993    1992
- -------------------------------------------------------------------------
Cash Flows From Financing Activities:
Net proceeds from (payments of) unsecured
  lines of credit and reverse purchase agreements    (151)   (10)     220
Payments of other borrowings                         (217)   (93)    (103)
Proceeds from other borrowings                         31    131      271
Redemptions of notes and debentures                     0      0     (383)
Cash dividends paid to shareholders                   (40)   (78)     (76)
Purchases of treasury stock                             0    (19)    (150)
Other items                                            16     (3)      (3)
                                                 ------------------------
  Net cash used in financing activities              (361)   (72)    (224)
                                                 ------------------------
  Net increase (decrease) in cash and cash
    equivalents                                       172     27       (2)
  Cash and cash equivalents at beginning
    of year                                           141    114      116
                                                 ------------------------
  Cash and cash equivalents at end of year          $ 313  $ 141    $ 114
                                                 ========================
- -------------------------------------------------------------------------
Supplemental Disclosures:
Interest paid, net of amounts capitalized           $  62  $  87    $  78
Income taxes paid                                      30    125      186
Notes received in connection with sales
  of facilities                                         0     92        4
Conversions of notes and debentures into
  common stock                                          0      0       15
- -------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Changes
in Stockholders' Equity


                                                              Years Ended May 31, 1992, 1993, 1994
                                              ---------------------------------------------------------------------
                                                  Common Stock                          Stock
                                              ----------------------   Additional      Option
(dollar amounts are expressed in millions,    Outstanding     Issued      Paid-in       Notes    Retained   Treasury
share amounts in thousands)                        Shares     Amount      Capital  Receivable    Earnings      Stock
- --------------------------------------------------------------------------------------------------------------------
Balances, May 31, 1991                            174,765        $14       $  969        $(2)      $  914      $(133)
  Net income                                                                                          104
  Cash dividends ($0.46 per share)                                                                    (79)
  Purchases of treasury stock                     (9,288)                                                       (150)
  Stock options exercised                            457                        6         (2)                      2
  Notes receivable collections                                                             2
  Restricted share awards, net of
    cancellations                                    129                       13                                  1
  Conversions of notes and
    debentures                                       915                        8                                  7
  Other                                              (15)
- --------------------------------------------------------------------------------------------------------------------
Balances, May 31, 1992                           166,963          14          996         (2)          939      (273)
  Net income                                                                                           160
  Cash dividends ($0.48 per share)                                                                     (80)
  Purchases of treasury stock                     (1,034)                                                        (15)
  Stock options exercised                             36                                                           1
  Restricted share cancellations                     (67)                      11                                  1
- --------------------------------------------------------------------------------------------------------------------
Balances, May 31, 1993                           165,898          14        1,007         (2)        1,019      (286)
  Net loss                                                                                            (425)
  Cash dividends ($0.12 per share)                                                                     (19)
  Stock options exercised                            293                       (1)                                 4
  Restricted share cancellations                    (110)                       9
- --------------------------------------------------------------------------------------------------------------------
Balances, May 31, 1994                           166,081         $14       $1,015        $(2)       $  575     $(282)
                                                 ===================================================================
- --------------------------------------------------------------------------------------------------------------------


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

                                                         Twelve Months Ended May 31,
(in millions)                                               1994    1993     1992
- ------------------------------------------------------------------------------------
Net operating revenues                                     $ 476    $ 571   $1,010
Loss from operations:
  Loss before income taxes                                  (266)    (160)    (129)
  Income tax benefit                                         111       56       44
                                                           -----------------------
                                                            (155)    (104)     (85)

Loss on disposal:
  Estimated losses upon disposal                            (414)      --       --
  Estimated operating losses during the phase-out period    (433)      --       --
  Income tax benefit                                         301       --       --
                                                           -----------------------
                                                            (546)      --       --
                                                           -----------------------
Total loss from discontinued operations                    $(701)   $(104)    $(85)
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

Note 4 Property, Plant and Equipment

Property, plant and equipment is stated at cost and consists of the following:

(in millions)                                                              1994     1993
- ----------------------------------------------------------------------------------------
Land                                                                     $  173   $  249
Buildings and improvements                                                1,388    1,957
Construction in progress                                                     59       47
Equipment                                                                   916    1,061
                                                                         ------   ------
                                                                          2,536    3,314
Less accumulated depreciation and amortization                              772      822
                                                                         ------   ------
Net property, plant and equipment                                        $1,764   $2,492
                                                                         ======   ======

Note 5 Long-Term Debt and Lease Obligations

A. Long-Term Debt

Long-term debt consists of the following:

(in millions)                                                              1994     1993
- ----------------------------------------------------------------------------------------
Unsecured loans payable to banks                                           $ --   $   86
Secured loans payable to banks                                               13       --
Secured loans payable                                                       143      158
Convertible floating rate debentures due 1996                               219      220
Unsecured medium-term notes due through 1997                                111      175
12-1/8% unsecured notes due April 1995 (not redeemable)                      93       93
Notes secured by property, plant and equipment, weighted average interest rate of approximately 9.5% in 1994 and 10.4% in 1993,
  payable in installments to 2012                                            28       88
7-3/8% unsecured notes due 1997 (not redeemable)                             58       58
Obligations under capital leases                                             49       80
Other, primarily unsecured                                                   54       55
                                                                           -------------
                                                                            768    1,013
Less current portion                                                        545      121
                                                                           -------------
                                                                           $223   $  892
                                                                           =============

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

B. Long-Term Debt Maturities and Lease Obligations
Future long-term debt maturities and minimum operating lease payments are as follows:

                                                                                  Later
 (in millions)                     1995     1996     1997     1998      1999      Years
- ---------------------------------------------------------------------------------------
Long-term debt                     $545     $60      $61      $66       $ 3       $ 33
Long-term leases                   $ 69     $64      $60      $55       $52       $250

Rental expense under operating leases, including short-term leases, was approximately $98 million in 1994, $114 million in 1993 and $113 million in 1992.

Note 6 Income Taxes

Taxes on income from continuing operations consist of the following amounts:

(in millions)                                                1994      1993       1992
- ---------------------------------------------------------------------------------------
Currently payable:
  Federal                                                     $159      $148       $148
  State                                                         31        30         26
  Foreign                                                        6         7          7
                                                             --------------------------
                                                               196       185        181
Deferred:
  Federal                                                      (46)      (29)       (39)
  State                                                         (6)       (3)        (6)
                                                             --------------------------
                                                               (52)      (32)       (45)

Charges equivalent to federal and state income taxes,
 primarily the benefit associated with stock benefit plans      --         2          5
                                                             --------------------------
                                                              $144      $155       $141
                                                             ==========================

The difference between the Company's effective income tax rate and the statutory federal income tax rate is shown below:

                                                                        1994               1993               1992
                                                                   ------------------------------------------------------
(in millions of dollars and as a percent of pretax income)         Amount  Percent    Amount  Percent    Amount  Percent
- -------------------------------------------------------------------------------------------------------------------------
Tax provision at statutory federal rate                              $126     35.0%     $142     34.0%     $122     34.0%
State income taxes, net of federal income tax benefit                  17      4.6%       18      4.3%       14      3.9%
Gain on sale of subsidiary's common stock                              --       --       (10)   (2.4)%      --       --
0ther                                                                   1       .4%        5      1.1%        5      1.4%
                                                                   ------------------------------------------------------
Taxes on income from continuing operations and effective tax rates   $144     40.0%     $155     37.0%     $141     39.3%
                                                                   =====================================================

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

Deferred tax assets and liabilities as of May 31, 1994, relate to the following:

                                                                            Deferred Tax
                                                                         -------------------
(in millions)                                                            Assets  Liabilities
- --------------------------------------------------------------------------------------------
Depreciation and fixed asset basis differences                             $ --         $182
Reserves related to discontinued operations and restructuring charges       306           --
Receivables -- doubtful accounts and adjustments                             69           --
Cash-basis accounting change                                                 --           23
Accruals for insurance risks                                                 35           --
Intangible assets                                                            --            7
Other long-term liabilities                                                  20           --
Benefit plans                                                                18           --
Other accrued liabilities                                                    10           --
Investments                                                                   9           --
Valuation allowance                                                          (7)          --
Other items                                                                  --            1
                                                                           ----          ---
                                                                           $460         $213
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

Prior-year financial statements are not restated to reflect the new accounting standard. The following reflect the principal sources of deferred income tax credits for those years:

(in millions)                                                                   1993    1992
- --------------------------------------------------------------------------------------------
Depreciation and asset disposition differences                                  $  4    $  9
Cash-basis accounting                                                             (8)     (9)
Doubtful accounts and adjustments                                                 (5)    (15)
Costs included in intangible assets, net of amortization                          --      (2)
Equity method accounting                                                           2      (5)
Accruals for insurance risks                                                      (7)     (7)
Restructuring charges                                                            (14)    (14)
Other items                                                                       (4)     (2)
                                                                                ----    ----
                                                                                $(32)   $(45)
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

Stock awards may be made only under the 1991 Plan. At May 31, 1994, there were 8,331,456 shares of common stock available under the 1991 Plan for future awards. The table below summarizes the transactions in all stock option plans in which employees participate, including discounted stock options but excluding restricted shares and units:

(shares of common stock)                                         1994          1993
- ---------------------------------------------------------------------------------------
Outstanding at beginning of year (1983 and 1991 Plans)        11,682,204     9,597,490
Granted                                                        5,719,175     2,977,745
Exercised ($4.60 to $16.813 per share in 1994 and 1993)         (282,482)      (36,650)
Canceled and other adjustments                                (1,692,304)     (856,381)
                                                              -------------------------
Outstanding at end of year ($4.41 to $22.44 per share
at May 31, 1994)                                              15,426,593    11,682,204
                                                              =========================
Exercisable at end of year                                     6,472,708     4,131,859
                                                              =========================

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

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

As discussed in Note 6 to the consolidated financial statements, the Company changed its method of accounting for income taxes effective June 1, 1993.

KPMG Peat Marwick LLP

Los Angeles, California
July 27, 1994

Supplementary Financial Information
Selected Quarterly Financial Data (unaudited)

                                            Fiscal 1994 Quarters                Fiscal 1993 Quarters
                                       -------------------------------     ------------------------------
(in millions, except per-share data)   First   Second   Third   Fourth     First   Second  Third   Fourth
- ---------------------------------------------------------------------------------------------------------
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