Form 10-K, Exhibit 13
period 1995-05-31
TENET HEALTHCARE CORP
filed 1995-08-25
CIK 70318

                                                                      EXHIBIT 13

                                                              1995 Annual Report


                            [ARTWORK APPEARS HERE]


                                                          [LOGO]  TENET
                                                          ----------------------
                                                          HEALTHCARE CORPORATION
te*net n. Any principle, dogma, belief or doctrine held as true, especially by an organization. Synonym: See doctrine.

                    -- Webster's New
                       Collegiate Dictionary

--------------------------------------------------------------------------------

Tenet Healthcare Corporation's new name and logo convey the importance we place upon shared values and beliefs. Our logo shows an architectural column stylized as the letter "t" and framed by the silhouettes of two people facing each other, indicating the sharing of tenets between partners.

                                   Tenet Healthcare Corporation and Subsidiaries

--------------------------------------------------------------------------------
ABOUT TENET HEALTHCARE CORPORATION
--------------------------------------------------------------------------------

Tenet Healthcare Corporation, a nationwide leader in providing healthcare services, owns and operates 70 general hospitals in the United States and many related businesses. Tenet employs approximately 60,000 people.

     Tenet stock trades on the New York and Pacific stock exchanges under the new stock symbol THC.

     Tenet was formed March 1, 1995, through the merger of National Medical Enterprises, Inc. (NME) and American Medical Holdings, Inc., the parent company for American Medical International (AMI).

Tenet Facility Locations

          [MAP OF THE UNITED STATES LOCATIONS OF TENET APPEARS HERE]

                                   Tenet Healthcare Corporation and Subsidiaries

--------------------------------------------------------------------------------
LETTER TO OUR SHAREHOLDERS
--------------------------------------------------------------------------------

Fiscal 1995 marked the end of one era and the beginning of a new one for your company, Tenet Healthcare Corporation.

     When National Medical Enterprises, Inc. (NME) completed its acquisition of American Medical Holdings, Inc. (AMI) on March 1, 1995, two familiar names in healthcare were retired; and a new name was introduced.

     But Tenet Healthcare Corporation did more than simply replace the NME and AMI names. We selected the Tenet name to symbolize the philosophical foundation upon which we intend to pursue the growth of your company. A tenet is a principle or belief shared among people. The name Tenet makes it clear that we believe that those who succeed in tomorrow's healthcare industry will be those who seek the knowledge, expertise and cooperation of others - through partnerships, such as joint ventures, alliances and contracting relationships.

     Since March 1, we have been busy demonstrating that philosophy in both word and deed. From California to Florida, in both metropolitan and rural markets, we have been pursuing partners wherever doing so would strengthen Tenet. We have been gratified by the positive responses we have received. Farsighted physicians, forward-looking hospitals, quality-driven insurers, concerned communities and caring employers share enthusiasm for our message of partnership in building modern, integrated healthcare delivery systems.

     We believe that integrated delivery systems are the future of healthcare in America. These systems include networks of hospitals, doctors, payors and other healthcare entities working together to provide quality, efficient patient care while meeting the needs of local communities. The AMI acquisition nearly doubles our size, allowing us to more vigorously pursue this vision. We are fortifying existing integrated systems and forming new ones in communities large and small, and we plan to strengthen them further in the years ahead.

     Competition within the healthcare industry takes place on a local community level. It is our goal to become a leading provider in each of the communities we serve. We believe that through a strong community presence we increase the value of the healthcare delivered and the value of your company.

     What we see as the fundamental building blocks of integrated healthcare - physician partnerships, strategic acquisitions and affiliations, quality and value measurement, and spectrum of care - are illustrated in this annual report. The following pages also include examples of our accomplishments from new acquisitions and affiliations to cost savings and technical improvements. From the moment we announced the merger, each of us at Tenet has worked very hard to capitalize quickly on the many opportunities arising from the union of NME and AMI, and we believe our efforts are succeeding. During the coming year, we will continue to take on the challenges of combining two large corporations in an industry undergoing fundamental change.

Fiscal 1995 Results

In fiscal 1995 the company returned to profitability after a loss due to the sizable loss from our discontinued psychiatric hospital operations in fiscal 1994. Net income for fiscal 1995 was $165 million, compared with a $425 million net loss in fiscal 1994. Fully diluted earnings per share from continuing operations, excluding the impact of restructuring charges and gains or losses on sales of assets, were $1.09 in fiscal 1995 and $1.19 in fiscal 1994.

     The financial results for the fourth quarter of fiscal 1995 are the first for Tenet since the acquisition of AMI. Because the acquisition was a purchase transaction, results for prior quarters of fiscal 1995 and for all of fiscal 1994 are for NME only and thus are not representative of the earnings or cash-flow potential of the new company for a full fiscal year. In addition, earnings are being reduced in the fourth quarter and in future periods by the amortization of goodwill recorded from the AMI transaction, which is a noncash charge but provides no income tax benefits. The annual earnings-per-share impact of this amortization is approximately 28 cents.

     Tenet's core general hospital business continues to generate strong cash flow. As fiscal 1996 progresses, we expect to significantly reduce Tenet's debt. Our goal is to obtain an investment-grade rating in the near term. Debt reductions, however, will depend, in part, upon the availability of attractive acquisition opportunities.

Focus on Domestic Hospitals

To help achieve our debt-reduction goals and maintain a clear focus on our growing domestic integrated delivery systems, we have taken steps to divest our noncore assets. We sold our two Singapore hospitals in the first quarter of fiscal 1996, and we expect to close the sale of our interests in Malaysia, Thailand and Australia before the end of the second quarter. Proceeds from these sales of most of our international properties will generate approximately $337 million of cash proceeds net of debt. Effective December 31, 1994, we sold our management services division, which provided contract managed services in psychiatric, physical rehabilitation and chemical dependency treatment.

     These steps and the sales in the last two years of most of our rehabilitation and psychiatric hospitals allow Tenet's management to devote its energies to our domestic general hospitals, and they give us increased financial flexibility. Additionally, when The Hillhaven Corporation's pending merger with Vencor, Inc. is completed, we expect to receive approximately $90 million in cash for our Hillhaven preferred stock and more than 8 million shares of Vencor common stock in exchange for our Hillhaven common stock. We will continue to evaluate our interests in Vencor and our other noncore assets. We are also evaluating our ownership of several selected domestic general hospitals.

Growth

The healthcare industry is in the midst of an unprecedented period of consolidation. As the industry becomes more competitive, not-for-profit providers and others are looking closely at the many benefits partnership with Tenet can offer, among them, access to capital, information systems and management expertise. As we build our integrated delivery systems, we want to maintain our reputation as a stable partner that respects and meets local communities' needs.

     We have been attentively evaluating growth opportunities, especially in areas where we already have a significant presence, but also in communities where Tenet is not yet as strong. In May we were very pleased to announce our company's first two major acquisitions since the merger. Tenet's acquisition of Mercy+Baptist Medical Center in New Orleans, a two-hospital system, will make us the largest healthcare provider in greater New Orleans, with eight general hospitals, many related businesses and strong relationships with area physicians. That transaction is expected to close in the first quarter of fiscal 1996. Our acquisition of Providence Memorial Hospital in El Paso, Texas, where Tenet already operates a local health system that includes a large general hospital, a rehabilitation hospital and other related businesses, is expected to close in the second or third quarter, depending on regulatory approval.

     Other areas of expansion for Tenet include affiliations with healthcare providers, whether through joint ownership, contracting agreements or other means, and further development of ancillary and niche services. For example, we have agreed to team with Cleveland Clinic Florida, an extension of the world-renowned Cleveland Clinic Foundation in Ohio, to build a hospital in Weston, Fla. Tenet will manage the hospital's operations, and the Cleveland Clinic Florida group practice will oversee all aspects of clinical care. The facility will permit Cleveland Clinic Florida to further its mission of providing

                                   Tenet Healthcare Corporation and Subsidiaries

--------------------------------------------------------------------------------
LETTER TO OUR SHAREHOLDERS                                             Continued
--------------------------------------------------------------------------------

superior patient care. This project demonstrates Tenet's philosophy of expanding its healthcare systems in conjunction with quality partners. Furthermore, our partnership will enhance our South Florida network and put us in a stronger competitive position when negotiating contracts with managed care payors who are looking for convenient, one-stop healthcare shopping.

     Building relationships with physicians, another of our primary, long-range goals and an indispensable component of integrated healthcare delivery, also will be essential to our continued success. This encompasses purchasing physician practices, managing practices or forming physician-hospital organizations that share the risk of managed care contracting. Tenet currently owns or manages more than 400 physician practices affiliated with our local hospitals.

Cost-Control Success

As promised, we have significantly cut our expenses. In the beginning of fiscal 1995, NME completed a comprehensive management review of corporate overhead, trimming $32 million from annual expenses. Following the merger, we expect to save another $20 million or more annually through eliminating duplicate overhead.

     As part of this reorganization, we made the decision to consolidate our hospital support operations in Dallas. Clearly, it makes sense for the people who handle the purchasing, outcomes measurement, financial operations, legal operations, human resources operations, acquisition and development, and other important support services for our 70 general hospitals and many related businesses nationwide to be centrally located. Additionally, in keeping with our goal to customize our services through integrated healthcare delivery systems in local communities, we have established eight regional offices. Tenet's consolidated corporate headquarters will remain in Southern California.

     Our merger also should result in purchasing savings estimated at another $20 million in the first full year of combined operations, plus first-year information systems savings and reductions in bad-debt expenses. All in all, we are on track to meet our aggregate goal of $60 million in savings in fiscal 1996.

     The above actions, as well as savings through staffing our hospitals more efficiently, are what we think of as traditional healthcare cost control, and Tenet has done an exemplary job in this area. We expect to continue to find ways to increase efficiency while maintaining quality care.

     We also expect to find even greater cost savings through better management of resource consumption. We are working closely with our medical staffs to bring down physician-controlled hospital expenses. This means using outcome studies and other methods to identify the most appropriate, high-value treatments for patients - which will be a major focus all across Tenet in fiscal 1996. More efficient resource consumption works to the benefit of physicians as well as hospitals and patients; today's intense market pressures make it essential for physicians to demonstrate that they, too, offer not only quality but value.

Healthcare Legislation

It now appears that 1995 may be the year the federal government takes action to rein in its healthcare spending. Legislators are broadening their focus from capping or cutting increases in Medicare and Medicaid to making fundamental changes in the administration of these programs to meet cost-control goals. Possibilities include utilizing managed care systems for both programs; issuing vouchers, which would allow Medicare beneficiaries to buy private-sector coverage; and making block grants to states, which would cap the growth of federal Medicaid spending.

     For healthcare providers like us, these changes will mean further reimbursement pressures. We anticipate that the strategies Tenet's predecessor companies have been following for years in response to intense competition and the growing role of HMOs and other managed care concepts will mitigate the potential impact of these changes on our business. Those strategies, of course, include becoming ever-more efficient while always keeping quality as our lodestar.

     At Tenet, we support restructuring of the nation's healthcare system to make it more market-driven. What we cannot support are any modifications that further limit access to healthcare or that place a disproportionate share of the responsibility for lowering healthcare costs on hospitals.

The Road Ahead

As we go forward, a strong companywide commitment to ethics will guide Tenet's growth. We believe that all our actions should meet our written Standards of Conduct and that helping our employees adhere to these standards is imperative. By the end of June, just four months after our merger, we had provided comprehensive ethics training to employees at all 37 former AMI hospitals. Former NME employees who had received this training during the prior year now are receiving follow-up training. In total, we have trained more than 60,000 employees in participative, face-to-face sessions.

     Also guiding the company are three new board members, Thomas J. Pritzker, Robert W. O'Leary and John T. Casey, who joined Tenet as a result of the

--------------------------------------------------------------------------------
MAJOR ACCOMPLISHMENTS UNDER NEW MANAGEMENT
--------------------------------------------------------------------------------

April 1993      Board of directors makes top management changes at National
                Medical Enterprises, Inc. (NME).
                Jeffrey C. Barbakow named CEO and, later, chairman.
                Michael H. Focht Sr. named COO and, later, president.

June 1993       Hillhaven relationship restructured.

Sept. 1993      Two of three lawsuits with insurance companies settled.
                Board of directors reconfigured to reduce the number of employee directors to two.

Dec. 1993       Remaining insurance lawsuit settled.
                NME agrees to sell 28 rehabilitation hospitals.

March 1994      NME agrees to sell 47 psychiatric facilities.

April 1994      NME reaches agreement in principle with the U.S. departments of
                Justice and Health and Human Services to settle psychiatric investigations.

June 1994       Government investigations settled.

July 1994       Corporate downsizing implemented.

Aug. 1994       NME sells controlling interest in its dialysis unit.

Oct. 1994       NME agrees to acquire American Medical Holdings, Inc. (AMI).

March 1995      Tenet Healthcare Corporation created as NME completes AMI
                acquisition. Corporate organization restructured.

May 1995 Tenet South Florida HealthSystem created to link hospitals and other facilities in integrated delivery system.
                Tenet announces its first two major acquisition agreements:
                Mercy+Baptist Medical Center in New Orleans and Providence Memorial Hospital in El Paso, Texas.
                Tenet agrees to sell Asian and Australian hospitals.

July 1995       Tenet announces joint venture with Cleveland Clinic Florida.

                                   Tenet Healthcare Corporation and Subsidiaries

--------------------------------------------------------------------------------
LETTER TO OUR SHAREHOLDERS                                             Continued
--------------------------------------------------------------------------------

AMI acquisition. They add considerable healthcare and business expertise to our board of directors.

     All of the positive news in this report shines even brighter when put in the perspective of the many changes and difficulties confronted by NME and AMI in recent years. At NME, we progressed through an intense period of turnaround and transformation, while AMI came through its own restructuring and streamlining. With the merger of our two companies and the creation of Tenet Healthcare Corporation, we have entered a new era of accomplishment. Today, our goal is to continue to build on our partnership and to form new partnerships so that we can successfully establish integrated systems that deliver quality healthcare.

     We would like to thank Tenet employees for the hard work that enables us to make our plans a reality. We also thank our shareholders, old and new, for your support.

Sincerely,

/s/ Jeffrey C. Barbakow                                 [PHOTO APPEARS HERE]

Jeffrey C. Barbakow
Chairman and Chief Executive Officer                    Jeffrey C. Barbakow



/s/ Michael H. Focht Sr.                                [PHOTO APPEARS HERE]

Michael H. Focht Sr.
President and Chief Operating Officer                   Michael H. Focht Sr.

August 1, 1995

                                   Tenet Healthcare Corporation and Subsidiaries

--------------------------------------------------------------------------------
OPERATIONS REVIEW
--------------------------------------------------------------------------------

Tenet Healthcare Corporation holds a strong competitive position in the U.S. healthcare industry. The company owns 70 general hospitals in the United States with more than 15,400 beds. It also owns seven long-term-care facilities, five physical rehabilitation hospitals, five psychiatric facilities and many ancillary facilities connected with its general hospitals. These facilities have been well-maintained over the years.

     Tenet's business development strategies are customized to each state and community, depending on local needs, the size of the market, degree of physician organization, local regulations, managed care environment and other factors. Some Tenet hospitals are the sole provider in their area; some function as parts of Tenet networks of two or more hospitals; some maintain affiliations with non-Tenet facilities in their region.

     There are, however, four core strategies Tenet follows in every market to build community-based integrated healthcare delivery systems. First, Tenet strives to provide a full spectrum of care to patients. Second, the company works to strengthen alliances with physicians affiliated with its hospitals. Third, Tenet pursues selective acquisitions and affiliations that can strengthen and expand its systems. The company's fourth, overriding strategy is to hold quality and value paramount in everything it does and to implement ways to measure the quality of its services while it delivers care most cost-effectively.

Fiscal 1995

Inpatient admissions to Tenet's hospitals increased by 2.3 percent in the fourth quarter of fiscal 1995 on a same-facility basis compared with NME and AMI hospitals in the prior-year quarter. This represents an improvement after small declines in the first three quarters of the year for NME only. Outpatient visits continue to increase.

     Tenet's single biggest operating challenge of fiscal 1995 - addressing the continuing conversion of patients covered by indemnity insurance to managed care plans - will continue to confront the company and the entire healthcare industry in fiscal 1996. Reimbursement pressure may escalate as the government seeks to slow the growth of Medicare and Medicaid budgets. Tenet has gained broad knowledge of and experience in managed care while proving that it can operate profitably in the face of these pressures. California, in particular, where Tenet operates 23 hospitals, more than in any other state, has been a managed care bellwether for several years.

     In fact, Tenet sees new opportunity to build on its footholds in areas such as Alabama, Arkansas, Georgia, Louisiana, North Carolina and South Carolina where HMOs and other managed care providers are now becoming more of a force. The company's size and its managed care experience, as well as the strength of its hospitals' medical staffs, should help Tenet make the alliances that will enable the company to compete successfully in these areas.

     The rudimentary keys to success in all markets are continued cost control and quality maintenance and improvement.

Cost Control

Pivotal to Tenet's cost-control efforts is its large purchasing group, Buy Power, which negotiates contracts for $1.3 billion annually in supplies, equipment and services for 1,430 facilities, including hospitals, clinics and nursing homes owned by other companies. Tenet is the only for-profit hospital system with such a buying group.

     The company's savings increase significantly with the addition of the 37 former AMI hospitals and renegotiation of all of Tenet's national contracts. Three months after the merger, Tenet

                                   Tenet Healthcare Corporation and Subsidiaries

--------------------------------------------------------------------------------
OPERATIONS REVIEW                                                      Continued
--------------------------------------------------------------------------------

had already renegotiated approximately $15 million in annual savings. In the medical/surgical area alone, the company has rebid 70 agreements representing more than $80 million in purchases and has reached total reductions of $7 million or an average of 9 percent. Tenet has already converted the former AMI hospitals to Tenet pharmaceutical, food and nutrition agreements, reducing annual costs by approximately $5 million.

     Additionally, Tenet continues to control costs by making judicious changes in staffing mix at its hospitals, by combining hospital management teams and by consolidating services. The company's growth has facilitated consolidation. In Central California, for example, a single administrative team will run Twin Cities Community Hospital, a former NME facility, and Sierra Vista Regional Medical Center, a former AMI facility 22 miles away. The two hospitals will coordinate their healthcare services to reduce costs and better serve their communities. In New Orleans, neighboring former NME and former AMI hospitals share dietary, human resources, purchasing and other support services. In South Florida, Tenet is integrating some of its hospitals' neonatal intensive care and home healthcare programs, among others.

Expanding Networks

Tenet pursues various means of building integrated healthcare delivery systems in each market. In larger markets, the strategy is to build comprehensive networks combining Tenet-owned hospitals, ancillary services and affiliated physicians. Some of Tenet's strongest owned networks are in South Florida, Greater New Orleans and Southern California.

     For example, the South Florida network, known as Tenet South Florida HealthSystem, covers the three counties of Dade, Broward and Palm Beach. It unites 43 healthcare facilities with more than 2,100 beds, 3,200 affiliated physicians and 7,200 employees. Included are six general hospitals; physical rehabilitation, psychiatric and skilled nursing facilities; and outpatient surgery, home healthcare, diagnostic, workers' compensation and occupational therapy centers. In May, Tenet South Florida HealthSystem launched a major marketing program promoting Tenet's unified regional services. The effort is intended to raise awareness of Tenet's breadth and quality and to attract managed care contracts.

     In small and medium-size communities, Tenet can succeed as a result of its size, the quality of its hospitals and affiliated physicians, the breadth of its services and by establishing alliances outside the company. For example, Tenet's two Georgia hospitals are founding members of Georgia First, an affiliation of 30 general hospitals that gives the Tenet facilities statewide contracting power.

Building Partnerships With Physicians

In every market, to develop and augment the growth of integrated healthcare delivery systems, Tenet emphasizes developing a strong base of primary care physicians and complements of supportive specialists.

     Committed to educating physicians about group practice formation and managed care contracting, Tenet strives to involve physicians where appropriate in cooperative ventures. These might include management services organizations
(MSOs), which provide administrative and contract management services to physicians; independent practice associations (IPAs), groups of physicians who have joined together to gain managed care contracting leverage; or physician hospital organizations (PHOs), which unite physicians and hospitals for contracting purposes. Providing these vehicles to

                            [ARTWORK APPEARS HERE]

--------------------------------------------------------------------------------
PARTNERSHIPS WITH PHYSICIANS
--------------------------------------------------------------------------------

Strong relationships with physicians form the core of Tenet's integrated healthcare delivery systems in every community. Hospitals and doctors are working more closely together than ever before to provide the best possible patient care. At Tenet, this means we shoulder administrative work so that physicians can spend more time with patients, we share managed care risk with physicians, and we obtain contracts together. Tenet will also continue meeting physicians' needs by giving them access to excellent hospital facilities, staff and education as well as a voice in hospital operations.

                                   Tenet Healthcare Corporation and Subsidiaries

--------------------------------------------------------------------------------
OPERATIONS REVIEW                                                      Continued
--------------------------------------------------------------------------------

physicians frees them to spend more time with patients and increases their prospects for success in the managed care environment.

     Tenet helps its affiliated physicians better serve patients in other ways as well, including pursuing emerging technologies and equipment and providing training. Tenet's medical affairs department identifies promising new clinical developments that may improve patient outcomes, shorten lengths of stay and improve quality of care. The company strives to obtain agreements to give Tenet hospitals and physicians early access to this technology. The company also provides training for physicians in selected new procedures.

     A few of the leading projects in which Tenet hospitals participate include:
Barnett Continent Intestinal Reservoir (BCIR) surgery for patients whose colon or rectum has been removed as a result of bowel disease; the use of a robotic arm for laparoscopic surgery; laparoscopic Nissen fundoplication, a minimally invasive procedure that offers new surgical therapy for patients with chronic heartburn as a result of a hiatal hernia; and a new mechanism to use lasers to perform endoscopic sinus surgery.

     Tenet assists physicians in tracking the results of these innovative projects. For example, with the company's support and coordination, a group of Tenet-affiliated physicians recently published a follow-up study of 510 Tenet BCIR patients, one of the largest bowel disease patient groups ever reported, in a peer-reviewed medical journal.

Acquisitions and Affiliations

Tenet is actively evaluating opportunities to expand its integrated healthcare delivery systems through the most direct route - the acquisition of other hospitals and ancillary providers. The company looks for partners that can help expand its geographic coverage, enhance growth potential, offer complementary services and maintain complementary information systems, and that share Tenet's commitment to quality improvement. However, wholly owning every piece of the integrated healthcare system is not essential to the company.

     Tenet also grows through various types of affiliations. These affiliations might include managed care agreements, as in North Carolina, where Tenet's Central Carolina Hospital recently entered a contracting partnership with Duke University Medical Center. This partnership gives Central Carolina, a small hospital in a rural area, the ability to offer managed care payors access to Duke's tertiary services and increased access to major managed care products.

     Some more complex affiliations involve joint ventures. In Arkansas, where the company currently owns three hospitals, Tenet has joined with St. Vincent Infirmary Medical Center of Little Rock to form Healthstar Ultima. Healthstar partners operate five hospitals with more than 1,400 beds and more than 1,100 physicians on staff. The five hospitals operate 37 related businesses in the state, including physician practices and rural health clinics. In June, Tenet and St. Vincent signed a letter of intent through Healthstar to acquire Methodist Hospital of Jonesboro, Ark.

Ancillary Services

Providing the full spectrum of care, both inside and outside the general hospital, is another vital component of the integrated healthcare delivery system. Both NME and AMI significantly improved their outpatient services over the past several years to meet increasing demand, and Tenet plans further expansion of its ancillary services. For example, the company is increasing the number of senior centers that provide convenient walk-in healthcare services for

                            [ARTWORK APPEARS HERE]

--------------------------------------------------------------------------------
SPECTRUM OF CARE
--------------------------------------------------------------------------------

General hospitals remain the hub of Tenet's integrated healthcare delivery systems, but today many patients receive care outside the hospital or even at home. To meet this growing demand and to make healthcare more accessible and affordable, Tenet is expanding its ancillary services, from outpatient surgery centers to diagnostic clinics, to home healthcare. Services range from delivering babies to hospice care, to brain scans, rehabilitation and heart surgery. Offering patients and payors a convenient, full spectrum of care is another vital component of Tenet's integrated healthcare delivery systems.

                                   Tenet Healthcare Corporation and Subsidiaries

--------------------------------------------------------------------------------
OPERATIONS REVIEW                                                      Continued
--------------------------------------------------------------------------------

Medicare recipients. Other areas of expansion will include home healthcare services, occupational health clinics and diagnostic services.

     In parts of California, Tenet's integrated healthcare system includes its own health maintenance organization (HMO), preferred provider organization (PPO) and managed care insurance company. In fiscal 1994 and 1995, this subsidiary, National Health Plans, made a major expansion from its base in the Modesto area in California's Central Valley to Redding in Northern California; won two major contracts to serve public employees; and launched a new HMO for Medicare recipients. By the end of fiscal 1995, these expansions had resulted in an HMO membership gain of more than 16,000, bringing enrollment to 57,000. The number of National Health Plans insurance products and services policyholders also increased, from 23,000 to 31,000. Its PPO component has 18,000 members.

Quality Measurement and Outcomes

Tenet strongly believes that the quality of its services must be maintained as the company grows. Accordingly, the company has been focusing closely on not only providing outstanding services, but also on measuring quality to prove the value of its services to payors and patients. This will be a continuing high priority for Tenet in fiscal 1996. Many programs are already in place either at individual hospitals or companywide; others are in progress.

     One of the most effective methods the company has found to eliminate the fragmented and wasteful aspects of hospital care is through case management, a way to deliver care in a more planned and integrated fashion. Tenet's Brookwood Medical Center in Birmingham, Ala., is an industry leader in case management. The Brookwood system, begun in 1989 and in place for all patients by 1992, undertakes the cohesive daily clinical management of patients from before they enter the hospital to after they leave. Physicians and staff follow "critical pathways" that detail what should happen to each patient day by day. The pathways are adjusted, of course, for each individual case. This system has reduced costs at Brookwood by more than $1 million a year. Most importantly, the hospital also has improved patient care as a result of case management. The hospital's outcomes for open-heart surgery, respiratory disease, birth trauma, and other illnesses and procedures are significantly better than national averages.

     Many other Tenet facilities have successful case management programs of their own. At Alvarado Hospital Medical Center in San Diego, case management for cardiovascular patients has led to another success story. Through vigilant resource management and education, and by ensuring that patients receive the appropriate level of care at all times, the hospital reduced costs for open-heart surgery cases by 17 percent from calendar 1993 to 1994 with no deviation in outcomes.

     Tenet has under way several complementary companywide programs that facilitate its hospitals' ongoing efforts to work with physicians to simultaneously control costs and measure quality. The intraoperative case management program, a process used to identify cost-per-procedure variables among physicians, has resulted in more than $7.6 million in annualized savings at 30 former AMI hospitals. Tenet's goal is to achieve an additional $12 million in annualized savings in fiscal 1996 from this program's implementation at all of its hospitals.

     A new, related effort, Tenet's comprehensive, computerized outcomes management system, is designed to improve quality as it helps control costs. Currently being launched, it will enable hospitals to compare medical costs and outcomes among physicians, hospitals, regions and across

                            [ARTWORK APPEARS HERE]

--------------------------------------------------------------------------------
ACQUISITIONS & AFFILIATIONS
--------------------------------------------------------------------------------

Tenet strengthens and builds its integrated healthcare delivery systems by pursuing new partnerships. The company looks for partners that share its goals, while potential partners look to us for our healthcare experience and resources. Tenet has announced several major acquisitions and has formed successful partnerships with not-for-profit healthcare providers, including religious and educational institutions. The company's affiliations range from crosstown connections with complementary facilities to alliances with major universities to statewide contracting networks.

                                   Tenet Healthcare Corporation and Subsidiaries

--------------------------------------------------------------------------------
OPERATIONS REVIEW                                                      Continued
--------------------------------------------------------------------------------

the entire corporation. Physicians, who, like hospitals, are under intense pressure to lower their costs, are willing to work with the system because it helps them stay competitive. In fact, in many instances, the key to controlling resource consumption is simply providing doctors and hospital staff with information so that they can modify their practice patterns when appropriate.

     Tenet also has improved NME's quality/risk management computer system, which tracks unusual occurrences at hospitals so improvements can be made.

     Yet another way Tenet monitors quality is through a comprehensive patient satisfaction monitoring system, begun at AMI in 1982. Today, the company surveys inpatients, outpatients and rehabilitation and psychiatric patients to measure their satisfaction with care at all of its hospitals. To underscore the importance of these studies, results are directly linked to managers' compensation.

     Tenet also believes that employee satisfaction with the work environment has an impact on quality of care. Since 1992, selected hospitals have been monitoring employees' satisfaction with such factors as benefits, communication, orientation and training. Physician surveys that chart satisfaction with nursing units, diagnostic departments and other areas have been available to hospitals since 1994.

The Future

Through combining the best of NME and AMI and drawing on the long traditions of both companies, Tenet today has become even stronger than the sum of its parts. In addition, the merger has brought an intangible, but invaluable bonus - renewed excitement throughout the ranks of the business. Tenet Healthcare's more than 60,000 employees intend to capitalize on this excitement to enhance value for patients and shareholders in the years to come.


      [PHOTO APPEARS HERE]

       Barry P. Schochet
   Executive Vice President,
           Operations



      [PHOTO APPEARS HERE]

        Thomas B. Mackey
   Executive Vice President,
       Western Operations



      [PHOTO APPEARS HERE]

       W. Randolph Smith
   Executive Vice President,
       Eastern Operations

--------------------------------------------------------------------------------
QUALITY & VALUE MEASUREMENT
--------------------------------------------------------------------------------

Tenet prides itself on excellence, and today the company is making a more concerted effort than ever before to work with physicians to prove - and improve - the quality and value of all of its services. What is the best protocol for this patient? Can that procedure be performed more efficiently? How can the company further improve patient, employee and physician satisfaction? Ongoing quality improvement programs, outcomes management studies and continuing medical education all play a role in quality and value measurement, an essential element of Tenet's integrated healthcare delivery systems.

                                   Tenet Healthcare Corporation and Subsidiaries

--------------------------------------------------------------------------------
FINANCIAL SUMMARY
--------------------------------------------------------------------------------

Selected Financial Data and Ratios
Continuing Operations                                                                Years Ended May 31,
(dollar amounts, except per-share amounts,                 -------------------------------------------------------------------
are expressed in millions)                                        1995          1994          1993          1992          1991
------------------------------------------------------------------------------------------------------------------------------
Operating Results/1/
   Net operating revenues                                      $ 3,318       $ 2,943       $ 3,178       $ 2,934       $ 2,604
                                                           -------------------------------------------------------------------
   Operating expenses:
      Salaries and benefits                                     (1,367)       (1,293)       (1,465)       (1,328)       (1,158)
      Supplies                                                    (432)         (339)         (349)         (319)         (253)
      Provision for doubtful accounts                             (137)         (107)         (115)         (123)         (134)
      Other operating expenses                                    (759)         (667)         (689)         (616)         (595)
      Depreciation and amortization                               (195)         (161)         (160)         (141)         (125)
      Restructuring charges                                        (37)          (77)          (52)          (18)            0
                                                           -------------------------------------------------------------------
   Operating income                                                391           299           348           389           339
                                                           -------------------------------------------------------------------
   Interest expense, net of capitalized portion                   (138)          (70)          (75)          (89)         (124)
   Investment earnings                                              27            28            21            29            29
   Equity in earnings of unconsolidated affiliates                  28            23            13             6             5
   Minority interests in income of consolidated
      subsidiaries                                                  (9)           (8)          (10)           (7)           (4)
   Net gains on sales of assets                                     30            88           122            31             0
                                                           -------------------------------------------------------------------
   Income from continuing operations before income taxes           329           360           419           359           245
   Taxes on income                                                (135)         (144)         (155)         (141)         (100)
                                                           -------------------------------------------------------------------
   Income from continuing operations                           $   194       $   216       $   264       $   218       $   145
                                                           ===================================================================
   Earnings per share from continuing operations:
      Primary                                                  $  1.10       $  1.29       $  1.59       $  1.27       $  0.91
      Fully diluted                                            $  1.06       $  1.23       $  1.49       $  1.19       $  0.87
   Cash dividends per common share                             $    --       $  0.12       $  0.48       $  0.46       $  0.40
------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data
   Total assets                                                $ 7,918       $ 3,697       $ 4,173       $ 4,236       $ 4,060
   Long-term debt                                                3,273           223           892         1,066         1,140
   Total debt                                                    3,560           835         1,177         1,305         1,243
   Shareholders' equity                                          1,986         1,320         1,752         1,674         1,762
   Book value per common share                                 $  9.93       $  7.95       $ 10.56       $ 10.03       $ 10.08
------------------------------------------------------------------------------------------------------------------------------
Ratios
   Pretax margin                                                   9.9%         12.2%         13.2%         12.2%          9.4%
                                                           -------------------------------------------------------------------
   Current ratio                                                1.20/1        0.88/1        1.17/1        1.26/1        1.58/1
                                                           -------------------------------------------------------------------
   Total debt/equity ratio                                      1.79/1        0.63/1        0.67/1        0.78/1        0.71/1
                                                           -------------------------------------------------------------------
   Return on assets, after tax                                     4.4%          5.5%          6.2%          5.3%          3.7%
                                                           -------------------------------------------------------------------
   Return on equity, after tax                                    12.6%         13.8%         15.2%         12.2%         10.4%
                                                           -------------------------------------------------------------------
   Interest expense coverage                                       3.4           6.1           6.6           5.0           3.0
                                                           -------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

/1/ On March 1, 1995, the Company acquired all the outstanding common stock of American Medical Holdings, Inc. for $1.5 billion in cash and 33.2 million shares of the Company's common stock valued at $488 million. See Note 2 in the accompanying Notes to Consolidated Financial Statements.

                                   Tenet Healthcare Corporation and Subsidiaries

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


The AMH Merger

On March 1, 1995, in a transaction accounted for as a purchase, the Company acquired American Medical Holdings, Inc. and its subsidiaries ("AMH") for $1.5 billion in cash and 33.2 million shares of the Company's common stock valued at $488 million. In connection with the merger, the Company also repaid $1.8 billion of AMH and NME debt. The merger and debt retirements were financed by a new $2.3 billion bank credit facility and the public issuance of $1.2 billion in new senior debt securities.

     Prior to the merger, the Company operated 33 domestic general hospitals with 6,620 licensed beds in six states, seven skilled nursing facilities, six rehabilitation hospitals and four psychiatric hospitals located on or near general hospital campuses. Through its international hospital division, the Company operated 13 general hospitals in Australia, Singapore, Spain and Malaysia with a total of 1,693 licensed beds. With the merger, the Company acquired 37 domestic general hospitals with 8,831 beds, bringing its domestic general hospital complement to 70 hospitals with 15,451 licensed beds in thirteen states. The acquisition also included a psychiatric hospital, ancillary facilities at or nearby many of AMH's hospitals, including outpatient surgery centers, rehabilitation units, long-term-care facilities, home healthcare programs, and ambulatory, occupational and rural healthcare clinics.

     Management believes that the transaction has strengthened the Company in its existing markets and enhanced its ability to deliver quality, cost-effective healthcare services in new markets. The consolidation of the two companies is expected to result in certain cost savings, currently estimated to amount to approximately $60 million beginning in the fiscal year ending May 31, 1996. The $60 million estimate is before any severance or other costs of implementing certain efficiencies. These savings are expected to be realized through the elimination of duplicate corporate overhead expenses, reduced supplies expense through the incorporation of the acquired facilities into the Company's existing group purchasing program, and improved collection of the acquired AMH facilities' accounts receivable.

Liquidity and Capital Resources

The Company's liquidity is derived principally from the cash proceeds of operating activities, anticipated disposals of assets and investments, and realization of tax benefits associated with losses on sales of facilities and expenditures related to the discontinued psychiatric hospital businesses. This liquidity, along with the availability of credit under the new credit facility, is believed to be adequate to meet debt service requirements and to finance planned capital expenditures, acquisitions and other known operating needs, including resolution of the unusual legal proceedings referred to herein.

     The Company's strategy includes the pursuit of growth through joint ventures, including the development of integrated healthcare systems in certain strategic markets, hospital acquisitions and physician practice acquisitions. All or portions of this growth may be financed through available credit under the new credit facility or, depending on capital market conditions, the sale of additional subordinated debt or equity securities or other bank borrowings. The Company's unused borrowing capacity under the new credit facility was $326.0 million as of May 31, 1995.

     During 1995 net cash provided by operating activities was $420 million before expenditures of $427 million related to restructuring charges and the discontinued psychiatric hospital business. Corresponding figures for 1994 were $466 million and $319 million, respectively. In 1993 they were $494 million and $96 million, respectively.

     Management believes that patient volumes, cash flows and operating results at the Company's principal healthcare businesses, particularly those owned and operated by the Company prior to the AMH merger, have been adversely affected by the legal proceedings and investigations related primarily to the Company's former psychiatric business. (See Note 8B.) The most significant of these matters were resolved last year. The Company has recorded reserves for the remaining legal proceedings not yet settled as of May 31, 1995, and an estimate of the legal fees related to these matters to be incurred subsequently, totaling approximately $75.7 million, of which $59.6 million is expected to be paid within one year. These reserves represent management's estimates of the net costs of the disposition of these matters. There can be no assurance, however, that the ultimate liability will not exceed such estimates.

     Proceeds from the sales of facilities, investments and other assets were $172 million during 1995, compared with $569 mil-

                                   Tenet Healthcare Corporation and Subsidiaries

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS                                   Continued
--------------------------------------------------------------------------------

lion during 1994 and $70 million in 1993. In June 1995 the Company sold two hospitals and related businesses in Singapore for $243.3 million, net of $78.3 million in debt assumed by the buyer. (See Note 18.) The net proceeds were used to pay off secured bank loans under the Company's term loan and revolving credit agreement. During fiscal 1996 the Company expects to receive approximately $90 million from the sale of its Hillhaven preferred stock and approximately $94 million from the sale of its holdings in Malaysia, Thailand and Australia. In addition, the Company is continuing to evaluate other opportunities to monetize other investments and certain other assets.

     The Company's cash and cash equivalents at May 31, 1995 were $155 million, a decrease of $158 million over May 31, 1994. The decrease includes the effects of expenditures amounting to $379.8 million during fiscal 1995 relating to the resolution of unusual legal proceedings and government investigations related to the discontinued psychiatric business. Working capital at May 31, 1995 was $267.1 million, compared with a working capital deficit of $196.3 million at May 31, 1994 and working capital of $155.9 million at May 31, 1993. The principal reason for the decline in working capital in 1994 was the fiscal 1994 increase in the current portion of long-term debt to $544.5 million due to notes maturing in April 1995 and a $393 million increase in current reserves for discontinued operations and restructuring charges.

     Cash payments for property and equipment were $264 million in 1995, compared with $185 million in 1994 and $319 million in 1993. Capital expenditures for the Company, before any significant acquisitions of facilities, are expected to be approximately $400 million per year for each of the next three years. The estimated cost to complete major approved construction projects is approximately $157 million, all of which is related to expansion, improvement and equipping domestic hospital facilities, and a significant portion of which is expected to be spent over the next three years. In May 1995 the Company announced agreements to acquire three general hospitals during fiscal 1996 for approximately $350 million. (See Note 13.) The Company intends to continue to invest in existing and new facilities.

     The new credit facility and debt securities have affirmative, negative and financial covenants with which the Company must comply. These covenants include, among other requirements, limitations on borrowings, liens, investments, operating leases, capital expenditures, dividends and assets sales, and covenants regarding maintenance of specified levels of net worth, debt ratios and fixed-charge ratios.

Results of Operations

Income from continuing operations before income taxes was $329 million in 1995, compared with $360 million and $419 million in 1994 and 1993, respectively. The most significant transactions affecting the results of continuing operations were (i) the acquisition of AMH on March 1, 1995; (ii) the financing of the merger, which will add more than $250 million annually in interest expense; and
(iii) a series of divestitures during fiscal 1993, 1994 and 1995, including the sale of all but six of the Company's rehabilitation hospitals and related outpatient clinics in January and March of 1994, the sales of majority interests in two nonhospital subsidiaries, and the sale to Hillhaven of all but seven of the Company's long-term-care facilities, all of which had been leased to Hillhaven. Other unusual pretax items relating to restructuring charges and gains or losses on asset sales are shown below:

Table I   Unusual Items - Continuing Operations:                                    --------------------------------------
          (in millions)                                                                 1995           1994           1993
          ----------------------------------------------------------------------------------------------------------------
          Gain (loss) on sales of facilities and long-term investments                $   (2)        $   88         $   93
          Gains on sales of subsidiaries' common stock                                    32              0             29
          Restructuring charges                                                          (37)           (77)           (52)
                                                                                    --------------------------------------
          Net unusual pretax items (after tax -- $0.03 fully diluted per
               share in 1995, $0.04 in 1994 and $0.30 in 1993)                        $   (7)        $   11         $   70
                                                                                    ======================================

     Excluding the unusual items as shown in Table I, income from continuing operations before income taxes would have been $336 million in 1995 and $349 million in both 1994 and 1993.

    The following is a summary of continuing operations for the past three fiscal years:

Table II

                                               -----------------------------------------------------------------------------------
                                                     1995          1994          1993          1995           1994           1993
----------------------------------------------------------------------------------------------------------------------------------
                                                           (dollars in millions)            (percentage of net operating revenues)
Statement of operations data:
Net operating revenues:
     Domestic general hospitals                  $  2,777      $  2,133      $  2,113          83.7%          72.5%          66.5%
     Other domestic operations/1/                     310           275           272           9.3%           9.4%           8.5%
     International operations                         214           175           162           6.5%           5.9%           5.1%
     Divested operations/2/                            17           360           631           0.5%          12.2%          19.9%
                                               -----------------------------------------------------------------------------------
     Net operating revenues                         3,318         2,943         3,178         100.0%         100.0%         100.0%
                                               -----------------------------------------------------------------------------------
Operating expenses:
     Salaries and benefits                         (1,367)       (1,293)       (1,465)         41.2%          43.9%          46.1%
     Supplies                                        (432)         (339)         (349)         13.0%          11.5%          11.0%
     Provision for doubtful accounts                 (137)         (107)         (115)          4.1%           3.6%           3.6%
     Other operating expenses                        (759)         (667)         (689)         22.9%          22.7%          21.7%
     Depreciation                                    (164)         (143)         (141)          5.0%           4.9%           4.4%
     Amortization                                     (31)          (18)          (19)          0.9%           0.6%           0.6%
     Restructuring charges                            (37)          (77)          (52)          1.1%           2.6%           1.6%
                                               -----------------------------------------------------------------------------------
Operating income                                 $    391      $    299      $    348          11.8%          10.2%          11.0%
                                               ===================================================================================
EBITDA/3/                                        $    623      $    537      $    560            --             --             --
EBITDA margin/3/                                     18.8%         18.2%         17.6%           --             --             --
Capital expenditures                             $    264      $    185      $    319            --             --             --
----------------------------------------------------------------------------------------------------------------------------------

 1 Net operating revenues of other domestic operations consist primarily of revenues from (i) the Company's rehabilitation hospitals, long-term-care facilities and psychiatric hospitals that are located on or near the same campuses as the Company's general hospitals; (ii) healthcare joint ventures operated by the Company; (iii) subsidiaries of the Company offering health maintenance organizations, preferred provider organizations and indemnity products; and (iv) revenues earned by the Company in consideration of the guarantees of certain indebtedness and leases of Hillhaven and other third parties.

 2 Net operating revenues of divested operations consist of revenues from (i)
   Total Renal Care, Inc. prior to the August 1994 sale of the Company's approximately 75% equity interest; (ii) 29 rehabilitation hospitals and 45 related satellite outpatient clinics prior to their sales in January and March of 1994; (iii) 85 long-term-care facilities prior to their sales to Hillhaven in fiscal 1993 and 1994; and (iv) Westminster prior to the April 1993 public offering of common stock that reduced the Company's equity interest in Westminster from approximately 90% to approximately 42%.

 3 EBITDA represents operating income before depreciation, amortization and restructuring charges. While EBITDA should not be construed as a substitute for operating income or a better indicator of liquidity than cash flows from operating activities, which are determined in accordance with generally accepted accounting principles, it is included herein to provide additional information with respect to the ability of the Company to meet its future debt service, capital expenditure and working capital requirements. EBITDA is not necessarily a measure of the Company's ability to fund its cash needs.

     Net operating revenues were $3.3 billion in 1995, compared with $2.9 billion in 1994 and $3.2 billion in 1993. The current year includes revenues attributable to facilities acquired in the AMH merger for the three months ended May 31, 1995. The prior two years include revenues of $360 million and $631 million, respectively, from the sold rehabilitation hospitals and the other divestitures mentioned above through the date of divestiture.

                                   Tenet Healthcare Corporation and Subsidiaries

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS                                   Continued
--------------------------------------------------------------------------------

     Operating income increased 30.8% to $391 million in 1995 from $299 million in 1994 and $348 million in 1993. The operating income margin increased to 11.8% from 10.2% in 1994 and 11.0% in 1993. The increase in the operating margin is primarily due to effective cost-control programs in the hospitals and the sale of the rehabilitation hospitals that, as a whole, had lower margins than the general hospitals.

     Net operating revenues from the Company's domestic general hospital operations increased 33% to $2.8 billion in 1995, compared with $2.1 billion in both 1994 and 1993. Excluding net operating revenues from the facilities acquired in the AMH merger, net operating revenues for the Company's domestic general hospitals would have remained relatively flat as less intensive services continue to shift from an inpatient to an outpatient basis or to alternative healthcare delivery services because of technological improvements and continued pressures by payors to reduce admissions and lengths of stay.

     The Company continues to experience an increase in Medicare revenues as a percentage of total patient revenues. The Medicare program accounted for approximately 39% of the net patient revenues of the domestic general hospitals in 1995 and 36% and 34% in 1994 and 1993, respectively. Historically, rates paid under Medicare's prospective payment system for inpatient services have increased, but such increases have been less than cost increases. Payments for Medicare outpatient services are presently cost reimbursed, but there are pending certain proposed regulations that would convert reimbursement to a prospective payment system. Medicaid programs in certain states in which the Company operates also are undergoing changes that will result in reduced payments to hospitals. Pressures to control healthcare costs have resulted in an increase in the percentage of managed care payors. The Company anticipates that its managed care business will increase in the future.

     The patient volumes and net operating revenues of the Company's domestic general hospitals are subject to seasonal variations caused by a number of factors, including but not necessarily limited to, seasonal cycles of illness, climate and weather conditions, vacation patterns of both hospital patients and admitting physicians, and other factors relating to the timing of elective hospital procedures.

     The table below sets forth certain selected operating statistics for the Company's domestic general hospitals:

Table III

                                                                                                           Increase
                                                                                                          (Decrease)
                                                                                                            1994 to
                                                            1995              1994              1993           1995
--------------------------------------------------------------------------------------------------------------------
Domestic general hospital operating data:
     Number of hospitals (at end of period)                   70                35                35             35
     Licensed beds (at end of period)                     15,622             6,873             6,818          127.3%
     Net inpatient revenues (in millions)             $  1,937.9        $  1,568.4        $  1,529.5           23.6%
     Net outpatient revenues (in millions)            $    786.3        $    557.2        $    534.7           41.1%
     Admissions                                          267,868           207,868           210,669           28.9%
     Equivalent admissions                               358,664           271,004           274,216           32.3%
     Average length of stay                                  5.6               5.6               5.6             --
     Patient days                                      1,507,865         1,154,030         1,187,181           30.7%
     Equivalent patient days                           1,997,508         1,493,314         1,537,913           33.8%
     Net inpatient revenues per patient day           $    1,285        $    1,359        $    1,288           (5.4%)
     Utilization of licensed beds                           46.4%             46.8%             47.8%          (0.4%)*
     Outpatient visits                                 2,293,586         1,472,258         1,473,294           55.8%
--------------------------------------------------------------------------------------------------------------------

* The % change is the difference between the 1995 and 1994 percentages shown.

     The general hospital industry in the United States and the Company's general hospitals continue to have significant unused capacity, and thus there is substantial competition for patients. Inpatient utilization continues to be negatively affected by payor-required pre-admission authorization and by payor pressure to maximize outpatient and alternative healthcare delivery services for less acutely ill patients. Increased competition, admission constraints and payor pressures are expected to continue. Another factor impacting operating results is the slow recovery of the California economy from a recent recession. At May 31, 1995, 26% of the Company's domestic general hospital beds were in California.

     Allowances and discounts are expected to continue to rise because of increasing cost controls by government and group health payors and because the percentage of business from managed care programs (and related discounts) continues to grow. The Company has been implementing various cost-control programs focused on reducing operating costs. The Company's general hospitals have been improving operating margins in a very competitive environment, due in large part to enhanced cost controls and efficiencies being achieved throughout the Company.

     Net operating revenues from the Company's other domestic operations increased 12.7% to $310 million in 1995, compared with $275 million in 1994 and $272 million in 1993. This increase primarily reflects continued growth of National Health Plans, the Company's HMO and insurance subsidiary, to approximately 57,000 HMO members at May 31, 1995, compared with approximately 40,000 members at May 31, 1994.

     Net operating revenues from the Company's international operations increased 22.3% to $214 million in 1995, compared with $175 million in 1994 and $162 million in 1993. This increase is principally attributable to a 17.4% increase in net operating revenues of Australian Medical Enterprises, Ltd. and a 13.8% increase in the net operating revenues of the Company's two hospitals in Singapore. In addition, Centro Medico Teknon in Barcelona, Spain was opened in February 1994 and became a wholly owned subsidiary in June 1994 when the Company acquired its partner's 50% interest.

     On June 28, 1995, the Company sold the two hospitals it owned and operated in Singapore and has announced agreements to sell its holdings in Malaysia, Thailand and Australia. (See Note 18.) Net operating revenues and operating profits from the facilities sold and to be sold were $202.4 million and $39.4 million, respectively, in the year ended May 31, 1995.

     Operating expenses, which include salaries and benefits, supplies, provision for doubtful accounts, depreciation and amortization, restructuring charges and other operating expenses, were $2.9 billion in 1995, $2.6 billion in 1994 and $2.8 billion in 1993. Operating expenses for the current year include three months of operating expenses from the facilities acquired in the AMH merger. Prior-year periods include the operating expenses of the divested operations, as discussed above, and to that extent, the current year and prior-year periods are not comparable.

     Salaries and benefits expense as a percentage of net operating revenues was 41.2% in 1995, 43.9% in 1994 and 46.1% in 1993. The improvement in 1995 is primarily attributable to the AMH merger, and in 1994 to the divested operations and a reduction in corporate and divisional staffing levels.

     Supplies expense as a percentage of net operating revenues was 13.0% in 1995, 11.5% in 1994 and 11.0% in 1993. Most of this change in 1995 is due to the facilities acquired in the AMH merger. The prior-year change was largely due to the sales of the rehabilitation hospitals, which were less supplies-intensive than are general hospitals.

     The provision for doubtful accounts as a percentage of net operating revenues was 4.1% in 1995 and 3.6% in both 1994 and 1993. The increase is primarily attributable to the facilities acquired in the AMH merger. Excluding the net operating revenues and operating expenses of the AMH facilities, the provision for doubtful accounts as a percentage of net operating revenues would have been 3.7% in 1995. The Company has been able to control the provision for doubtful accounts through continued improvement of follow-up collection systems, through investment in an electronic claims processing network and through the continued consolidation of hospital business office functions.

     Other operating expenses as a percentage of net operating revenues were 22.9% in 1995, 22.7% in 1994 and 21.7% in 1993.

     Depreciation and amortization expense as a percentage of net operating revenues were 5.9% in 1995, 5.5% in 1994 and 5.0% in 1993. The increase in 1995 is primarily due to the AMH merger. Goodwill amortization is expected to be at least $62.5 million annually, based on the amount of goodwill related to the AMH merger recorded as of May 31, 1995.

     Interest expense, net of capitalized interest, was $138 million in 1995, compared with $70 million in 1994 and $75 million

                                   Tenet Healthcare Corporation and Subsidiaries

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS                                   Continued
--------------------------------------------------------------------------------

in 1993. All of the increase between 1994 and 1995 was due to the acquisition of AMH and the $3.5 billion of new senior notes and bank loans used to finance the acquisition and retire debt in connection with the merger.

     Investment earnings were $27 million in 1995, $28 million in 1994 and $21 million in 1993, and were derived primarily from notes receivable and investments in short-term debt securities.

     Equity in earnings of unconsolidated affiliates was $28 million in 1995, $23 million in 1994 and $13 million in 1993. The increases are due to an increase in the Company's ownership of Hillhaven from approximately 14% to approximately 33% during fiscal 1994. By the end of fiscal 1995, the Company's ownership had been reduced to approximately 26% as a result of the issuance by Hillhaven of additional stock in connection with acquisitions. (See Note 14.)

     Minority interest in income of consolidated subsidiaries represents outside shareholders' interests in consolidated, but not wholly owned, subsidiaries of the Company, and, at May 31, 1995, consists primarily of the approximately 48% minority shareholders' interest in Australian Medical Enterprises, Ltd. Minority interest expense was $9 million in 1995, $8 million in 1994 and $10 million in 1993.

     Taxes on income as a percentage of pretax income from continuing operations were 41% in 1995, 40% in 1994 and 37% in 1993. The Company expects the effective tax rate to increase further in 1996, primarily due to the additional amortization of goodwill resulting from the AMH merger. Such amortization expense is a noncash charge but provides no income tax benefits.

     The Company believes that inflation does not have a significant impact on its earnings, except when Medicare and Medicaid rate increases are inadequate in relation to rising costs and when other payors also implement programs to control their healthcare costs.

Business Outlook

Because of intense national, state and private industry efforts to reform the healthcare delivery and payment systems in this country, the healthcare industry as a whole faces increased uncertainty. While the Company is unable to predict which, if any, proposals for healthcare reform will be adopted, it continues to monitor their progress and analyze their potential impacts in order to formulate its future business strategies.

     The challenge facing the Company and the healthcare industry is to continue to provide quality patient care in an environment of rising costs, strong competition for patients, and a general reduction of reimbursement by both private and government payors.

                                   Tenet Healthcare Corporation and Subsidiaries

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

                                                                                                Years Ended May 31,
                                                                                 -----------------------------------------------
(dollar amounts, except per-share amounts, are expressed in millions)                  1995              1994              1993
--------------------------------------------------------------------------------------------------------------------------------
Net operating revenues                                                              $ 3,318           $ 2,943           $ 3,178
                                                                                 -----------------------------------------------
Operating expenses:
   Salaries and benefits                                                             (1,367)           (1,293)           (1,465)
   Supplies                                                                            (432)             (339)             (349)
   Provision for doubtful accounts                                                     (137)             (107)             (115)
   Other operating expenses                                                            (759)             (667)             (689)
   Depreciation                                                                        (164)             (143)             (141)
   Amortization                                                                         (31)              (18)              (19)
   Restructuring charges                                                                (37)              (77)              (52)
                                                                                 -----------------------------------------------
Operating income                                                                        391               299               348
                                                                                 -----------------------------------------------
Interest expense, net of capitalized portion                                           (138)              (70)              (75)
Investment earnings                                                                      27                28                21
Equity in earnings of unconsolidated affiliates                                          28                23                13
Minority interests in income of consolidated subsidiaries                                (9)               (8)              (10)
Net gain (loss) on disposals of facilities and long-term investments                     (2)               88                93
Gains on sales of subsidiaries' common stock                                             32                 0                29
                                                                                 -----------------------------------------------
Income from continuing operations before income taxes                                   329               360               419
Taxes on income                                                                        (135)             (144)             (155)
                                                                                 -----------------------------------------------
Income from continuing operations                                                       194               216               264
Discontinued operations                                                                  (9)             (701)             (104)
Extraordinary charge from early extinguishment of debt                                  (20)                0                 0
Cumulative effect of a change in accounting principle                                     0                60                 0
                                                                                 -----------------------------------------------
Net income (loss)                                                                   $   165           $  (425)          $   160
                                                                                 ===============================================
Per-Share Data
Earnings (loss) per share:
   Primary:
      Continuing operations                                                         $  1.10           $  1.29           $  1.59
      Discontinued operations                                                         (0.06)            (4.19)            (0.63)
      Extraordinary charge                                                            (0.11)             0.00              0.00
      Cumulative effect of a change in accounting principle                            0.00              0.36              0.00
                                                                                 -----------------------------------------------
                                                                                    $  0.93           $ (2.54)          $  0.96
                                                                                 ===============================================
   Fully diluted:
      Continuing operations                                                         $  1.06           $  1.23           $  1.49
      Discontinued operations                                                         (0.05)            (4.10)            (0.58)
      Extraordinary charge                                                            (0.10)             0.00              0.00
      Cumulative effect of a change in accounting principle                            0.00              0.33              0.00
                                                                                 -----------------------------------------------
                                                                                    $  0.91           $ (2.54)          $  0.91
                                                                                 ===============================================
Weighted average shares and share equivalents outstanding - primary
      (in thousands)                                                                176,817           167,024           166,111
--------------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

                                   Tenet Healthcare Corporation and Subsidiaries

--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                                                                     May 31,
                                                                                                           -----------------------
(dollar amounts are expressed in millions)                                                                     1995           1994
----------------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
   Cash and cash equivalents                                                                                 $  155         $  313
   Short-term investments in debt securities                                                                    139             60
   Accounts and notes receivable, less allowance for
      doubtful accounts ($184 in 1995 and $77 in 1994)                                                          565            385
   Inventories of supplies, at cost                                                                             116             55
   Deferred income taxes                                                                                        410            372
   Assets held for sale                                                                                         184            204
   Prepaid expenses and other current assets                                                                     55             55
                                                                                                           -----------------------
      Total current assets                                                                                    1,624          1,444
                                                                                                           -----------------------
Investments and other assets                                                                                    362            382
Property, plant and equipment, net                                                                            3,319          1,764
Costs in excess of net assets acquired, less accumulated amortization ($21 in 1995 and $11 in 1994)           2,511             61
Other intangible assets, at cost, less accumulated amortization ($37 in 1995 and $43 in 1994)                   102             46
                                                                                                           -----------------------
                                                                                                             $7,918         $3,697
                                                                                                           =======================
----------------------------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
Current liabilities:
   Current portion of long-term debt                                                                         $  252         $  545
   Short-term borrowings and notes                                                                               35             67
   Accounts payable                                                                                             359            176
   Employee compensation and benefits                                                                           162             93
   Reserves related to discontinued operations                                                                   77            465
   Income taxes payable                                                                                           2             58
   Other current liabilities                                                                                    469            236
                                                                                                           -----------------------
      Total current liabilities                                                                               1,356          1,640
                                                                                                           -----------------------
Long-term debt, net of current portion                                                                        3,273            223
Other long-term liabilities and minority interests                                                            1,002            389
Deferred income taxes                                                                                           301            125
Commitments and contingencies
Shareholders' equity:
   Common stock, $0.075 par value; authorized 450,000,000 shares; 218,713,406 shares
      issued at May 31, 1995, and 185,587,666 shares at May 31, 1994                                             16             14
   Additional paid-in capital                                                                                 1,502          1,013
   Retained earnings                                                                                            740            575
   Less common stock in treasury, at cost, 18,775,274 shares at May 31, 1995,
      and 19,507,161 at May 31, 1994                                                                           (272)          (282)
                                                                                                           -----------------------
      Total shareholders' equity                                                                              1,986          1,320
                                                                                                           -----------------------
                                                                                                             $7,918         $3,697
                                                                                                           =======================
----------------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

                                   Tenet Healthcare Corporation and Subsidiaries

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                                     Common Stock
                                                               -------------------------   Additional
(dollar amounts are expressed in millions,                     Outstanding       Issued       Paid-in      Retained     Treasury
share amounts in thousands)                                         Shares       Amount       Capital      Earnings        Stock
---------------------------------------------------------------------------------------------------------------------------------
Balances, May 31, 1992                                            166,963        $  14       $   994        $  939       $ (273)
   Net income                                                                                                  160
   Cash dividends ($0.48 per share)                                                                            (80)
   Purchases of treasury stock                                     (1,034)                                                  (15)
   Stock options exercised, net of tax benefits                        36                                                     1
   Restricted share cancellations                                     (67)                        11                          1
---------------------------------------------------------------------------------------------------------------------------------
Balances, May 31, 1993                                            165,898           14         1,005         1,019         (286)
   Net loss                                                                                                   (425)
   Cash dividends ($0.12 per share)                                                                            (19)
   Stock options exercised, net of tax benefits                       293                         (1)                         4
   Restricted share cancellations                                    (110)                         9
---------------------------------------------------------------------------------------------------------------------------------
Balances, May 31, 1994                                            166,081           14         1,013           575         (282)
   Net income                                                                                                  165
   Shares issued in connection with merger                         33,156            2           486
   Stock options exercised, net of tax benefits                       705                         (1)                        10
   Restricted share cancellations                                      (4)                         4
---------------------------------------------------------------------------------------------------------------------------------
Balances, May 31, 1995                                            199,938        $  16       $ 1,502        $  740       $ (272)
                                                               ==================================================================
---------------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

                                   Tenet Healthcare Corporation and Subsidiaries

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                                                     Years Ended May 31,
                                                                                      -----------------------------------------
(dollar amounts are expressed in millions)                                                1995             1994            1993
-------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
Net income (loss)                                                                      $   165         $   (425)        $   160
Adjustments to reconcile net income (loss) to net cash
   provided by operating activities:
      Depreciation and amortization                                                        195              198             199
      Deferred income taxes                                                                 95             (253)            (32)
      Gains on sales of facilities and long-term investments                               (30)             (88)           (122)
      Extraordinary charge from loss on early extinguishment of debt                        20                0               0
      Additions to reserves for discontinued operations
         and restructuring charges                                                          51            1,175             189
      Other items                                                                           (6)             (22)             33
Increases (decreases) in cash from changes in operating assets and liabilities,
   net of effects from purchases of new businesses:
      Accounts and notes receivable, net                                                   (47)             (65)             65
      Inventories, prepaid expenses and other current assets                                 1              (21)            (43)
      Accounts payable, accrued expenses and income taxes payable                          (28)             (31)             21
      Noncurrent accrued expenses and other liabilities                                      4               (2)             24
                                                                                      -----------------------------------------
      Net cash provided by operating activities, before expenditures
         for discontinued operations and restructuring charges                             420              466             494
      Net expenditures for discontinued operations and restructuring charges              (427)            (319)            (96)
                                                                                      -----------------------------------------
      Net cash provided by (used in) operating activities                                   (7)             147             398
                                                                                      -----------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities:
Purchases of property, plant and equipment                                                (264)            (185)           (319)
Purchases of new businesses, net of cash acquired                                       (1,429)              (5)             (3)
Proceeds from sales of facilities, investments and other assets                            172              569              70
Other items                                                                                  8                7             (47)
                                                                                      -----------------------------------------
      Net cash provided by (used in) investing activities                               (1,513)             386            (299)
                                                                                      =========================================

                                   Tenet Healthcare Corporation and Subsidiaries

                                                                                          Years Ended May 31,
                                                                         ------------------------------------------------
(dollar amounts are expressed in millions)                                     1995               1994               1993
-------------------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities:

Payments of borrowings                                                       (1,388)              (217)               (93)
Proceeds from borrowings                                                      2,997                 31                131
Lines of credit                                                                (255)              (151)               (10)
Cash dividends paid to shareholders                                               0                (40)               (78)
Purchases of treasury stock                                                       0                  0                (19)
Other items                                                                       8                 16                 (3)
                                                                         ------------------------------------------------
   Net cash provided by (used in) financing activities                        1,362               (361)               (72)
                                                                         ------------------------------------------------
   Net increase (decrease) in cash and cash equivalents                        (158)               172                 27
   Cash and cash equivalents at beginning of year                               313                141                114
                                                                         ------------------------------------------------
   Cash and cash equivalents at end of year                                $    155           $    313           $    141
                                                                         ================================================
-------------------------------------------------------------------------------------------------------------------------

Supplemental Disclosures:

The Company paid interest (net of amounts capitalized) of $113 million, $62 million and $87 million for the years ended May 31, 1995, 1994 and 1993, respectively. Income taxes paid during the same years amounted to $45 million, $30 million and $125 million, respectively. Notes received in connection with the sales of facilities were $92 million in the year ended May 31, 1993.

     The fair value of the assets acquired in connection with the AMH merger was approximately $4.6 billion, including goodwill of approximately $2.5 billion. Liabilities assumed were approximately $2.6 billion.

                                   Tenet Healthcare Corporation and Subsidiaries

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 1. Significant Accounting Policies

A. Principles of Consolidation

The consolidated financial statements include the accounts of Tenet Healthcare Corporation, previously known as National Medical Enterprises, Inc. ("NME") and its wholly owned and majority-owned subsidiaries ("the Company"). Significant investments in other affiliated companies are accounted for by the equity method. Significant intercompany accounts and transactions are eliminated in consolidation. The results of operations of American Medical Holdings, Inc. and its subsidiaries ("AMH") are included in the accompanying consolidated financial statements of the Company since the acquisition of AMH on March 1, 1995. (See
Note 2.)

     The consolidated statements of operations for the years ended May 31, 1994 and 1993 have been reclassified to make them comparable with the financial presentation for the current period in which the Company's equity in earnings of unconsolidated affiliates and the minority interests in income of consolidated subsidiaries are shown as separate line items. These items had been included previously in net operating revenues and in other operating expenses, respectively.

B. Net Operating Revenues

The Company owns and operates general hospitals and related healthcare facilities in the United States and overseas. (See Note 18.) Its net operating revenues consist primarily of net patient service revenues, which are based on the hospitals' established billing rates less allowances and discounts principally for patients covered by Medicare, Medicaid and other contractual programs. These allowances and discounts were $3.4 billion, $2.7 billion and $2.6 billion for the years ended May 31, 1995, 1994 and 1993, respectively. Payments under these programs are based on either predetermined rates or the costs of services. Settlements for retrospectively determined rates are estimated in the period the related services are rendered and are adjusted in future periods as final settlements are determined. Management believes that adequate provision has been made for adjustments that may result from final determination of amounts earned under these programs. These contractual allowances and discounts are deducted from accounts receivable in the accompanying consolidated balance sheets. Approximately 40% of fiscal 1995 and 1994 consolidated net operating revenues is from participation of the Company's hospitals in Medicare and Medicaid programs. In 1993 it was approximately 37%.

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

D. Investments in Debt Securities

On June 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under this new standard, investments are classified as available-for-sale, held-to-maturity or as part of a trading portfolio. Debt securities expected to be held to maturity as a result of management's intent and ability to do so are carried at amortized cost. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available-for-sale. Securities available for sale are carried at fair value and their unrealized gains and losses, net of tax, are reported as an adjustment to shareholders' equity. Realized gains or losses are included in net income on the specific identification method. Gains and losses, both realized and unrealized, were immaterial for all years presented.

E. Property, Plant and Equipment

The Company uses the straight-line method of depreciation for buildings, improvements and equipment over their estimated useful lives as follows: buildings and improvements -- generally 25 to 50 years; equipment -- 3 to 15 years.

F. Intangible Assets

Preopening costs are amortized over one year. Deferred financing costs are amortized over the lives of the related loans. The straight-line method is used to amortize most intangible assets. Costs in excess of the fair value of the net assets of purchased businesses (goodwill) generally are amortized over 40 years. These latter costs are reviewed for impairment whenever events or changes in circumstances indicate that they may not be recoverable. If such an event occurred, the Company would prepare projections of future undiscounted cash flows from related operations for the remaining amortization period. If such projections indicated that the costs would not be recoverable, the carrying value of such costs would be reduced by the estimated excess of such value over projected discounted net cash flows.

G. Leases

Capital leases are recorded at the beginning of the lease term as assets and liabilities at the lower of the present value of the minimum lease payments or the fair value of the assets, and such assets are amortized over the shorter of the lease term or their useful life.

H. Interest Rate Swap Agreements

The differentials to be paid or received under interest rate swap agreements are accrued as the interest rates change and are recognized over the lives of the agreements as adjustments to interest expense. (See Note 17.)

I. Sales of Common Stock of Subsidiaries

At the time a subsidiary sells existing or newly issued common stock to unrelated parties at a price in excess of its book value, the Company's policy is to record a gain reflecting its share of the change in the subsidiary's shareholders' equity resulting from the sale. (See Note 15.)

J. Translation of Foreign Currencies

The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52. All balance sheet accounts have been translated at fiscal year-end exchange rates. Income statement amounts have been translated at the average exchange rate for the year. Translation gains or losses are recorded as an adjustment to shareholders' equity, as cumulative translation adjustments, until such time as the Company disposes of some or all of its foreign-currency-denominated net assets, at which time any translation gain or loss would be realized and credited or charged to earnings. Exchange gains and losses on forward exchange contracts designated as hedges of foreign net investments are also reported as an adjustment to shareholders' equity. Currency translation adjustments, the effect of transaction gains and losses and exchange gains and losses on forward exchange contracts are insignificant for all years presented herewith. (See Notes 17 and 18.)

                                   Tenet Healthcare Corporation and Subsidiaries

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                             Continued
--------------------------------------------------------------------------------

Note 2.  AMH Merger

On March 1, 1995, in a transaction accounted for as a purchase, the Company acquired all the outstanding common stock of AMH for $1.5 billion in cash and 33,156,614 shares of the Company's common stock valued at $488.0 million. AMH, through its wholly owned subsidiary, American Medical International, Inc. and its subsidiaries ("AMI"), operates general hospitals and related healthcare facilities in 13 states.

     In connection with the merger, the Company repaid $1.2 billion of AMI debt and $554.9 million of its own debt, including $222.0 million of loans under its April 13, 1994 revolving credit agreement, $96.6 million of unsecured medium-term notes, $93.0 million of 12 1/8% unsecured notes and $143.3 million of secured loans. The loss on the early extinguishment of this debt was $19.8 million, which has been recorded as an extraordinary charge for the year ended May 31, 1995, net of income tax benefits of $12.1 million. The Company financed the merger and debt-refinancing transactions through a new $2.3 billion credit facility and the public issuance of $1.2 billion in debt securities.

     The total purchase price has been allocated to the assets and liabilities of AMH based on their estimated fair values. At May 31, 1995, the total purchase price exceeded the fair value of the net assets acquired by approximately $2.5 billion. Deferred financing costs on the new debt were $52.0 million and are being amortized to interest expense using the interest method over the respective lives of the new credit facility and public debt securities, which range from 6 1/2 to 10 years.

     The following supplemental pro-forma information is unaudited and assumes that the merger combination occurred as of the beginning of each period presented. The amounts reflect pro-forma adjustments for interest on new and refinanced debt, depreciation on revalued property, plant and equipment, and the amortization of goodwill.

                                                                                               Twelve Months
                                                                                               ended May 31,
                                                                                    ------------------------------
(in millions, except per-share amounts)                                                   1995                1994
------------------------------------------------------------------------------------------------------------------
Net operating revenues                                                                $5,256.8            $5,324.9
Income from continuing operations before extraordinary charge                           $220.1              $271.8
Income from continuing operations after extraordinary charge                            $200.3              $252.0
Fully diluted earnings per share from continuing operations
      before extraordinary charge                                                        $1.06               $1.30

     The supplemental pro-forma information shown above does not purport to present the results of operations of the Company had the transactions and events assumed therein occurred on the dates specified, nor are they necessarily indicative of the results of operations that may be achieved in the future. In addition, such information does not reflect certain cost savings that management believes may be realized following the merger.

Note 3.  Discontinued Operations -- Psychiatric Hospital Business

At November 30, 1993, the Company decided to discontinue its psychiatric hospital business and adopted a plan to dispose of its psychiatric hospitals and substance abuse recovery facilities. The consolidated statements of operations reflect the operating results of the discontinued business separately from continuing operations. Except for an additional $16 million of estimated litigation costs recorded in the fourth quarter of fiscal 1995 (less income tax benefits of $7 million), operating results and gains or losses on disposals of facilities for the discontinued business for periods subsequent to November 30, 1993, have been charged to a reserve for estimated losses during the phase-out period.

     Net operating revenues for the discontinued operations for fiscal 1994 and 1993 were $476 million and $571 million, respectively. Losses from operations during the two years were $266 million and $160 million, respectively, before income tax benefits of $111 million and $56 million. The Company recognized a charge for estimated losses upon disposal amounting to $414 million, including $379 million of costs to settle federal and state investigations and other unusual legal costs related to the psychiatric hospital business in fiscal 1994, along with $433 million of estimated operating losses during the phase-out period, less tax benefits of $301 million. At May 31, 1995, substantially all of the assets of the discontinued operations have been sold.

     The reserves related to discontinued operations in the accompanying consolidated balance sheet include $75.7 million for unusual litigation costs and legal fees relating to matters that have not been resolved as of May 31, 1995. (See Note 8B.)

Note 4.  Disclosures About Fair Value of Financial Instruments

The carrying amounts of cash, accounts receivable, accounts payable and interest payable approximate fair value because of the short maturity of these instruments. The carrying values of investments, both short-term and long-term (excluding investments accounted for by the equity method), long-term receivables and long-term debt are not materially different from the estimated fair values of these instruments. The estimated fair values of interest rate swap agreements and foreign currency contracts also are not material to the Company's financial position.

Note 5.  Property, Plant and Equipment

Property, plant and equipment is stated at cost and consists of the following:

                                                                            ------------------------------
(in millions)                                                                     1995                1994
----------------------------------------------------------------------------------------------------------
Land                                                                          $    238            $    173
Buildings and improvements                                                       2,593               1,388
Construction in progress                                                            97                  59
Equipment                                                                        1,215                 916
                                                                            ------------------------------
                                                                                 4,143               2,536
Less accumulated depreciation and amortization                                     824                 772
                                                                            ------------------------------
Net property, plant and equipment                                             $  3,319            $  1,764
                                                                            ==============================

                                   Tenet Healthcare Corporation and Subsidiaries

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                             Continued
--------------------------------------------------------------------------------

Note 6.  Long-Term Debt and Lease Obligations

A. Long-Term Debt

Long-term debt consists of the following:

                                                                                                    --------------------------
(in millions)                                                                                             1995            1994
------------------------------------------------------------------------------------------------------------------------------
Secured loans payable to banks                                                                        $  1,731        $     13
9 5/8% Senior Notes due 2002, $300 million face value,
     net of $6.6 million unamortized discount                                                              293              --
10 1/8% Senior Subordinated Notes due 2005,
     $900 million face value, net of $23.3 million unamortized discount                                    877              --
Convertible floating-rate debentures                                                                       219             219
Unsecured medium-term notes due through 1997                                                                73             169
13 1/2% Senior Subordinated and 15% Junior Subordinated Notes due 2001
     and 2005, $38.3 million face value, plus $3.7 million unamortized premium                              42              --
6 1/2% Swiss franc/dollar dual currency debentures due 1997 and
     5% Swiss franc bonds due 1996, $34.8 million face value,
     net of $0.4 million of unamortized discount                                                            34              --
Zero-coupon guaranteed bonds due 1997 and 2002, $130.7 million
     face value, net of $35.0 million unamortized discount                                                  96              --
Notes secured by property, plant and equipment, weighted average interest rate of approximately 9.6% in 1995 and 9.5% in 1994,
     payable in installments to 2009                                                                       104              28
12 1/8% unsecured notes due April 1995                                                                      --              93
Other secured loans payable                                                                                 --             143
Other notes, primarily unsecured, and capital lease obligations                                             56             103
                                                                                                    --------------------------
                                                                                                         3,525             768
Less current portion                                                                                       252             545
                                                                                                    --------------------------
                                                                                                      $  3,273        $    223
------------------------------------------------------------------------------------------------------------------------------

Secured Loans Payable -- In connection with the merger and refinancing described in Note 2 above, a syndicate of banks entered into a new credit facility with the Company consisting of (i) a 6 1/2-year amortizing term loan in the aggregate principal amount of $1.8 billion and (ii) a 6 1/2-year $500.0 million revolving credit facility, including a letter-of-credit option not to exceed $100.0 million. The Company's unused borrowing capacity under the new credit facility was $326.0 million as of May 31, 1995.

     Borrowings under the new credit facility are secured by a first-priority lien on the capital stock of substantially all of the Company's first-tier subsidiaries, all intercompany indebtedness owed to the Company and its investment in Westminster Health Care Holdings PLC ("Westminster"). The lenders have priority as to such collateral over the Company's other indebtedness, including the new senior notes and senior subordinated notes described below. The Company's obligations under the new credit facility rank pari passu with the senior notes and constitute senior debt with respect to the new senior subordinated notes and any other subordinated debt of the Company.

     Loans under the new credit facility bear interest at a base rate equal to the prime rate announced by Morgan Guaranty Trust Company of New York or, if higher, the federal funds rate plus 0.50%, plus an interest margin ranging from zero to 50 basis points, or, at the option of the Company, a London interbank offered rate ("LIBOR") for one-, two-, three- or six-month periods plus an interest margin of from 50 to 150 basis points. The Company has agreed to pay to the lenders a commitment fee on the unused loan commitment at rates ranging from
18.75 basis points to 50 basis points annually. The interest margins and loan commitment rates are based on the ratio of the Company's consolidated net earnings before interest, taxes, depreciation and amortization ("EBITDA") to interest expense and the ratio of the Company's consolidated debt to EBITDA. The weighted average interest rate on loans under the new credit facility from March 1, 1995 through May 31, 1995 was 7.6%.

     The Company must make mandatory quarterly payments on the term loan in each fiscal year in the following annual amounts (in millions), with the first installment due on August 31, 1995: 1996 - $180; 1997 - $180; 1998 -$225; 1999 -
$315; 2000 - $360; 2001 - $405; and on August 31, 2002 - $135. Prepayments are
required from the proceeds of certain events, including the sale of certain assets and a portion of the net after-tax proceeds of a sale, if any, of the Company's investments in Hillhaven, Westminster or the Company's international subsidiaries, and additional offerings of certain debt or equity securities. The installment schedule above does not reflect the application to the August 31, 2002 installment of $115.0 million from the proceeds of the June 28, 1995 sale of certain international subsidiary assets. (See Note 18.)

     In April 1994 the Company entered into a $464.7 million revolving credit and letter-of-credit agreement with several banks, pledging all of the capital stock of a wholly owned subsidiary of the Company as security for any indebtedness under the agreement. The agreement provided for revolving loans of up to $222.0 million, all of which were outstanding at May 31, 1994, and for letters of credit of $242.7 million to support certain of the Company's obligations relating to commercial paper and remarketable bond programs. All outstanding revolving loans under this agreement matured on April 12, 1995 and were repaid with the proceeds of the new credit facility described above. The weighted average interest rate on these loans was 6.0% during fiscal 1995 and 5.1% during fiscal 1994.

     Also at May 31, 1994, the Company had $143.3 million of secured loans outstanding that were used for project financings and were secured by liens on real property or leasehold interests. These loans also matured and were repaid on April 12, 1995 with the proceeds of the new credit facility. The weighted average interest rate on these loans was 5.8% during fiscal 1995, 5.1% during fiscal 1994 and 4.6% during fiscal 1993.

Senior Notes and Senior Subordinated Notes -- Also in connection with the merger and refinancing, the Company sold, on March 1, 1995, $300.0 million of 9 5/8% Senior Notes due September 1, 2002 and $900.0 million of 10 1/8% Senior Subordinated Notes due March 1, 2005. The proceeds to the Company were $1.17 billion, after underwriting discounts and commissions. The senior notes are not redeemable by the Company prior to maturity. The senior subordinated notes are redeemable at the option of the Company, in whole or from time to time in part, at any time after March 1, 2000, at redemption prices ranging from 105.063% in 2000 to 100% in 2003 and thereafter.

                                   Tenet Healthcare Corporation and Subsidiaries

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                             Continued
--------------------------------------------------------------------------------

     The senior notes are general unsecured obligations of the Company ranking senior to all subordinated indebtedness of the Company, including the senior subordinated notes, and pari passu in right of payment with all other indebtedness of the Company, including borrowings under the new credit facility described above. The senior subordinated notes also are general unsecured obligations of the Company subordinated in right of payment to all existing and future senior debt, including the senior notes and borrowings under the new credit facility.

Convertible Floating-Rate Debentures -- The floating-rate debentures consist of two components: $208 million of secured loans payable to banks and $11 million (5% of the $219 million debenture face amount) of generally nontransferable performance investment options purchased by key employees of the Company. Because the proceeds from the exercise of the investment options are used by the Company to redeem debt underlying the debentures, these loans, together with the outstanding balance of the investment options, are classified as convertible floating-rate debentures. The weighted average interest rate for the debentures was 6.4% during 1995, 4.8% during 1994 and 3.6% in 1993. The debentures are subject to mandatory redemption in April 1996 and after the occurrence of certain events.

     The performance investment options permit the holder to purchase debentures at 95% of their $105,264 face value. The debentures are convertible into preferred stock, which, in turn, is convertible into common stock. At May 31, 1995 the investment options were convertible into 13,824,627 shares of common stock at an exercise price equivalent to $15.83 per share. The Company may repurchase the investment options without a premium with the consent of the holder or by paying a redemption premium sufficient to provide the holder a 6% annual return. Under certain conditions, the investment options are subject to mandatory redemption at a redemption price including a 6% annual return.

     When investment options are exercised, the Company reduces taxable income by any excess of the fair market value of the stock obtained at the date of exercise over the principal amount of the debentures redeemed. The resulting tax benefit increases additional paid-in capital.

Unsecured Medium-Term Notes -- These notes had both fixed and floating rates of interest. The floating-rate notes were repaid during fiscal 1994; $96.6 million of the fixed-rate notes were repaid during fiscal 1995 in connection with the AMH merger and refinancing. (See Note 2.) The weighted average interest rates on the notes were 8.3% during 1995, 8.1% during 1994 and 7.3% in 1993.

Loan Covenants -- The new credit facility and the indentures governing the senior notes and the senior subordinated notes have, among other requirements, limitations on borrowings, liens, investments, capital expenditures, operating leases, dividends and asset sales, and covenants regarding maintenance of specified levels of net worth, debt ratios and fixed-charge ratios. The Company is in compliance with its loan covenants. There are no compensating balance requirements for any credit line or borrowing.

B. Long-Term Debt Maturities and Lease Obligations -- Future long-term debt cash maturities and minimum operating lease payments are as follows:


                                                                                                                            Later
(in millions)                                           1996          1997        1998          1999           2000         Years
---------------------------------------------------------------------------------------------------------------------------------
Long-term debt                                         $ 254         $ 238       $ 326         $ 325          $ 395       $ 2,049
Long-term leases                                         165           146         140           129             83           333

     Rental expense under operating leases, including short-term leases, was approximately $111 million in 1995, $98 million in 1994 and $114 million in 1993.

Note 7.  Income Taxes

Taxes on income from continuing operations consist of the following amounts:

                                          ---------------------------------------
(in millions)                                  1995           1994           1993
---------------------------------------------------------------------------------
Currently payable:
     Federal                               $    101       $    159       $    148
     State                                       18             31             30
     Foreign                                      9              6              7
                                          ---------------------------------------
                                                128            196            185
                                          ---------------------------------------
Deferred:
     Federal                                     --            (46)           (29)
     State                                        2             (6)            (3)
                                          ---------------------------------------
                                                  2            (52)           (32)
                                          ---------------------------------------
Other                                             5             --              2
                                          ---------------------------------------
                                           $    135       $    144       $    155
                                          =======================================

The difference between the Company's effective income tax rate and the statutory federal income tax rate is shown below:

                                                        ---------------------------------------------------------------------------
                                                                  1995                       1994                      1993
(in millions of dollars and                             ---------------------------------------------------------------------------
as a percent of pretax income)                             Amount      Percent        Amount      Percent        Amount     Percent
-----------------------------------------------------------------------------------------------------------------------------------
Tax provision at statutory federal rate                   $   115         35.0%      $   126        35.0%     $   142         34.0%
State income taxes, net of federal
     income tax benefit                                        14          4.2%           17         4.6%          18          4.3%
Goodwill amortization                                           5          1.5%           --          --           --           --
Gain on sale of foreign subsidiary's common stock              --           --            --          --          (10)        (2.4%)

Other                                                           1          0.3%            1          .4%           5          1.1%
                                                        ---------------------------------------------------------------------------
Taxes on income from continuing
     operations and effective tax rates                   $   135         41.0%      $   144        40.0%     $   155         37.0%
                                                        ===========================================================================

                                   Tenet Healthcare Corporation and Subsidiaries

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                             Continued
--------------------------------------------------------------------------------

     Effective June 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Among other provisions, this standard requires deferred tax balances to be determined using enacted income tax rates for the years in which the taxes actually are paid or refunds actually are received instead of when the deferrals were initiated. The Company has recognized $60 million as income in the fiscal year ended May 31, 1994 for the cumulative effect on prior years of adopting this standard based on tax rates in effect at June 1, 1993.

     Deferred tax assets and liabilities as of May 31, 1995 and 1994 relate to the following:

                                                                       1995                                    1994
                                                          ---------------------------------------------------------------------
(in millions)                                                 Assets          Liabilities              Assets       Liabilities
-------------------------------------------------------------------------------------------------------------------------------
Depreciation and fixed-asset basis differences             $      --         $        566           $      --        $      182
Reserves related to discontinued operations
     and restructuring charges                                    81                   --                 306                --
Receivables - doubtful accounts and adjustments                  112                   --                  69                --
Cash-basis accounting change                                      --                   16                  --                23
Accruals for insurance risks                                      81                   --                  35                --
Intangible assets                                                 --                    2                  --                 7
Other long-term liabilities                                      121                   --                  20                --
Benefit plans                                                     99                   --                  18                --
Other accrued liabilities                                         53                   --                  10                --
Investments and other assets                                      17                   --                   9                --
Valuation allowance                                               --                   --                  (7)               --
Federal and state net operating loss carryforwards               137                   --                  --                --
Other items                                                       --                    8                  --                 1
                                                          ---------------------------------------------------------------------
                                                           $     701         $        592           $     460        $      213
                                                          =====================================================================

     Management believes that realization of the deferred tax assets at May 31, 1995 will occur as temporary differences, including tax-loss carryforwards, reverse against future taxable income.

Note 8.  Claims and Lawsuits

A. Professional and General Liability Insurance

The Company insures substantially all of its professional and comprehensive general liability risks in excess of self-insured retentions, which vary by hospital from $500,000 to $3 million per occurrence, through an insurance company owned by several healthcare companies and in which the Company has a 77% equity interest. A significant portion of these risks is, in turn, reinsured with major independent insurance companies. Through May 31, 1994, the Company insured its professional and comprehensive general liability risks related to its psychiatric and physical rehabilitation hospitals through its wholly owned insurance subsidiary that reinsured risks in excess of $500,000 with major independent insurance companies. The Company has reached the policy limits provided by this insurance subsidiary related to the psychiatric hospitals in certain years. In addition, damages, if any, arising from fraud and conspiracy claims in psychiatric malpractice cases may not be insured. (See Note 8B.)

     In addition to the reserves recorded by the above insurance company, the Company maintains an unfunded reserve for the self-insured portion of its professional liability risks, which is based on actuarial estimates. Reserves for losses and related expenses are estimated using expected loss-reporting patterns and have been discounted to their present value using a weighted average discount rate of 9%. Adjustments to the reserves are included in results of operations.

B. Significant Legal Proceedings -- Psychiatric Business

The Company has been involved in significant legal proceedings and investigations of an unusual nature related principally to its psychiatric business. During the years ended May 31, 1995, and 1994, the Company recorded provisions to estimate the cost of the ultimate disposition of all these proceedings and investigations and to estimate the legal fees that it expects to incur. The Company has settled the most significant of these matters. The remaining reserves for unusual litigation costs that relate to the matters that have not been settled as of May 31, 1995 and an estimate of the legal fees to be incurred subsequent to May 31, 1995 total approximately $75.7 million and represent management's estimate of the net costs of the ultimate disposition of these matters. There can be no assurance, however, that the ultimate liability will not exceed such estimates.

     All of the costs associated with these legal proceedings and investigations are classified in discontinued operations. (See Note 3.)

     Shareholder Lawsuits - In October and November 1991 shareholder derivative actions and federal class-action suits were filed against the Company and certain of its officers and directors. Those derivative and federal class-action suits were subsequently consolidated into one derivative and one federal class action, respectively. The consolidated derivative action, purportedly brought on behalf of the Company, alleged breach of fiduciary duty and other causes of action against the directors and certain officers of the Company. The derivative action was dismissed by the court in May 1993. Plaintiffs appealed the judgment.

     As a result of mediation, the parties in the derivative and class-action suits described above agreed to a global settlement of all plaintiffs' claims. The settlement, which will require court approval, involves a total payment of $63.75 million plus interest by or on behalf of the defendants. Of this amount, Tenet's directors' and officers' liability insurance ("D&O") carriers have agreed to pay a total of $32.5 million plus interest on behalf of the individual defendants. In addition, one of the D&O carriers has reimbursed the Company for $5.5 million in attorneys' fees expended on the litigation. The parties in the federal class-action litigation have executed a stipulation of settlement, and on July 3, 1995 the court issued an order preliminarily approving the settlement. A hearing regarding approval of the settlement is scheduled to take place on September 18, 1995. The parties in the

                                   Tenet Healthcare Corporation and Subsidiaries

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                             Continued
--------------------------------------------------------------------------------

derivative litigation have executed a memorandum of understanding regarding the terms of the settlement. A stipulation of settlement is expected shortly and also will require court approval.

     Two additional federal class actions filed in August 1993 have been consolidated into one action. The consolidated action alleges violations of federal securities laws against the Company and certain of its executive officers. After unsuccessful mediation, the parties agreed in May 1995 to proceed with the litigation.

     Psychiatric Malpractice Cases - The Company continues to experience a greater than normal level of litigation relating to its former psychiatric operations. The majority of lawsuits filed to date contain allegations of fraud and conspiracy against the Company and certain of its subsidiaries and former employees. The Company believes that much of this litigation stems, in whole or in part, from advertisements by certain lawyers seeking former psychiatric patients in order to ascertain whether potential claims exist against the Company. The advertisements focus, in many instances, on the Company's settlement of past disputes involving the operations of its psychiatric subsidiaries, including the Company's 1994 resolution of governmental investigations and a corresponding criminal plea agreement. Among the suits filed during 1995 are two lawsuits in Texas aggregating approximately 760 individual plaintiffs who are purported to have been patients in certain Texas psychiatric facilities and a number of lawsuits filed in the District of Columbia. The Company expects that additional lawsuits with similar allegations will be filed from time to time. The Company believes it has meritorious defenses to these actions and will defend this litigation vigorously. The reserves for unusual litigation costs at May 31, 1995 related to these cases primarily represent the estimated costs of such defense.

C. Litigation Relating to the AMH Merger

A total of nine purported class actions (the "Class Actions") have been filed challenging the merger in Delaware and California. The seven Class Actions filed in Delaware have been consolidated into one class action, and discovery is continuing in the case. The two California Class Actions have been stayed pending the resolution of the Delaware case. Named defendants are AMH and its former directors and, in some of the cases, the Company. The complaints filed in each of the lawsuits are substantially similar, are brought by purported stockholders of AMH, and, in general, allege that the directors of AMH breached their fiduciary duties to the plaintiffs and other members of the purported class. Plaintiffs allege that the Company has aided and abetted the AMH directors' alleged breach of their fiduciary duties. Plaintiffs further allege that the directors of AMH wrongfully failed to hold an open auction and encourage bona fide bids for AMH and failed to take action to maximize value for AMH stockholders. Since the merger has been completed, the plaintiffs seek rescission or rescissory damages, an accounting of all profits realized and to be realized by the defendants in connection with the merger, and the imposition of a constructive trust for the benefit of the plaintiffs and other members of the purported classes pending such an accounting. Plaintiffs also seek monetary damages of an unspecified amount together with prejudgment interest and attorneys' and experts' fees. The Company believes that the complaints are without merit and will defend this litigation vigorously.

Note 9.  Preferred Stock Purchase Rights and Preferred Stock

A. Preferred Stock Purchase Rights

In 1988 the Company distributed Preferred Stock Purchase Rights to holders of the Company's common stock and authorized the issuance of additional rights for common stock issued after that date. The rights expire in December 1998 unless previously exercised or redeemed and do not entitle the holders thereof to vote as shareholders or receive dividends.

     The Company may redeem the rights at $.025 per right at any time up to the 10th business day after a public announcement that a person has acquired 20% or more of the Company's common stock in a transaction or transactions not approved by the Board of Directors. The rights are not exercisable until after the date on which the Company's right to redeem the rights has expired. When exercisable, each right entitles the holder thereof to purchase from the Company one two-thousandth of a share of Series A Junior Participating Preferred Stock ("Series A Preferred Stock") at a price of $40.61, subject to adjustment.

     Subject to the foregoing, in the event the Company is acquired in a merger or other business combination transaction in which shares of the Company's common stock are exchanged for shares of another company or more than 50% of the Company's assets are sold, each holder of a right generally will be entitled upon exercise to purchase, for the then-current exercise price of the right, common stock of the surviving company having a market value equal to two times the exercise price of the rights. The plan also provides that, in the event of certain other mergers or business combinations, certain self-dealing transactions or the acquisition by a person of stock having 30% or more of the Company's general voting power, each holder of a right generally will be entitled upon exercise to purchase, for the then-current exercise price of the right, the number of shares of Series A Preferred Stock having a market value equal to two times the exercise price of the rights.

B. Preferred Stock

The Series A Junior Participating Preferred Stock for which the Preferred Stock Purchase Rights may be exchanged is non-redeemable and has a par value of $0.15 per share. None of the 225,000 authorized shares are outstanding.

     The Company has also authorized a Series B Convertible Preferred Stock, issuable solely upon conversion of the Company's convertible floating-rate debentures. (See Note 6A.) The par value of the stock is $0.15 per share; its liquidation and redemption value is $105,264 per share; 2,030 shares are reserved for future issuance; and no shares are outstanding. Because it is likely that this preferred stock would be converted immediately to common stock, all references in Note 6A are to common stock rather than preferred stock.

Note 10.  Stock Benefit Plans

Under the Company's 1983 and 1991 stock incentive plans, stock options and incentive stock awards (restricted shares and restricted units) have been made to certain officers and other key employees. Stock options generally are granted at an exercise price equal to the fair market value of the shares on the date of grant and are exercisable at the rate of one-third per year beginning one year from the date of grant. In addition, 526,000 options granted to certain senior officers during fiscal 1994 become exercisable on May 31, 1996. Stock options generally expire 10 years from the date of grant. Certain 1983-plan stock options may be canceled in connection with the vesting of restricted units under circumstances described below.

     Restricted units were granted in fiscal 1992, 1993 and 1994. A restricted unit is a grant that entitles the recipient to a payment of cash at the end of each vesting period equivalent to the fair market value of a share of the Company's common stock on the date of vesting subject to a maximum value per unit, which is equivalent to the fair market value of a share of the Company's common stock on the date of grant. These restricted units were granted along with stock options. Restricted units normally vest one-third each year over three years and earn dividend equivalents during the vesting period.

                                   Tenet Healthcare Corporation and Subsidiaries

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                             Continued
--------------------------------------------------------------------------------

     All awards granted under the 1983 and 1991 plans will vest under circumstances defined in the plans or under certain employment arrangements, including, with the consent of the Compensation and Stock Option Committee of the Board of Directors, upon a change in control of the Company.

     Charges to continuing operations associated with restricted shares, discounted stock options and restricted units were $4 million in fiscal 1995, $12 million in fiscal 1994, and $11 million in fiscal 1993. The remaining amount to be charged to future operations is $2 million.

     Stock awards may be made only under the 1991 plan. At May 31, 1995, there were 2,705,236 shares of common stock available under the 1991 plan for future awards. The table below summarizes the transactions in all stock option plans in which employees participate, including discounted stock options but excluding restricted shares and units:

                                                                             ------------------------------------
(shares of common stock)                                                                1995                 1994
-----------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year (1983 and 1991 plans)                            15,426,593           11,682,204
Granted                                                                            6,241,700            5,719,175
Exercised ($4.405 to $16.813 per share in 1995 and 1994)                            (705,022)            (282,482)
Canceled and other adjustments                                                    (1,346,146)          (1,692,304)
                                                                             ------------------------------------
Outstanding at end of year ($4.41 to $22.44 per share at May 31, 1995)            19,617,125           15,426,593
                                                                             ====================================
Exercisable at end of year                                                         8,967,874            6,472,708
                                                                             ====================================

     In September 1994 a new Directors Stock Option Plan replaced the 1991 Director Restricted Share Plan. The plan makes available options to purchase 500,000 shares of common stock for issuance to nonemployee directors. Under the plan each nonemployee director will receive a stock option for 5,000 common shares upon initially being elected to the Board of Directors and on each January, beginning (for those then serving as nonemployee directors) retroactively in January 1994 when the plan was approved by the Board of Directors. Awards will vest one year after the date of grant and will expire 10 years after the date of grant. At May 31, 1995, there were options outstanding for 298,740 shares of common stock under the directors plan, at exercise prices of $8.67 to $17.78 per share.

Note 11.  Earnings Per Share

Primary earnings per share of common stock are based on after-tax income applicable to common stock and the weighted average number of shares of common stock and common stock equivalents outstanding during each period as appropriate. Fully diluted earnings-per-share calculations are based on the assumption that all dilutive convertible debentures were converted into shares of common stock as of the beginning of the year, or as of the issue date if later, and (i) that those shares are added to the weighted average number of common shares and share equivalents outstanding used in the calculation of primary earnings per share, and (ii) that after-tax income is adjusted accordingly.

Note 12.  Employee Retirement Plans

Substantially all domestic employees who were employed by NME prior to the merger, upon qualification, are eligible to participate in a defined contribution 401(k) plan, the Tenet Healthcare Retirement Savings Plan. Employees who elect to participate make mandatory contributions equal to 3% of their eligible compensation, and such contributions are matched by the Company. Company contributions from continuing operations to the NME plan for the fiscal years 1995, 1994 and 1993 were approximately $14 million, $17 million and $18 million, respectively. The Company also has a tax-deferred 401(k) savings plan for employees of AMI prior to the merger. Expenses relating to this plan were $2.5 million for the three months ended May 31, 1995.

     Substantially all employees who were employed by AMI prior to the merger are eligible to participate in one of AMI's defined benefit pension plans (the "AMI Plans"). The benefits are based on years of service and the employee's base compensation as defined in the AMI Plans. The policy is to fund pension costs accrued within the limits allowed under federal income tax regulations. Contributions are intended to provide not only for benefits attributed to credited service to date, but also for those expected to be earned in the future.

     The following table sets forth the funded status of the AMI Plans and amounts recognized in the consolidated financial statements as of May 31, 1995:

                                                                                                                       ------------
(in millions)                                                                                                                 1995
-----------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of accumulated benefit obligation:
     Vested                                                                                                             $      271
                                                                                                                      ============
     Accumulated                                                                                                               282
                                                                                                                      ============
Projected benefit obligation                                                                                                   285
Plan assets at fair value, primarily listed stocks and corporate bonds                                                        (223)
                                                                                                                      ------------
Projected benefit obligation in excess of plan assets                                                                           62
Unrecognized net loss                                                                                                           13
Pension liability                                                                                                       $       75
                                                                                                                      ============

     Net pension cost for the AMI Plans for the three months ended May 31, 1995 was $2 million.

     The discount rate used in determining the actuarial present value of the projected benefit obligation for the AMI Plans approximated 7.0% as of May 31, 1995. The rate of increase in future compensation levels for the AMI Plans was assumed to be 5.0%.

     The Company does not have a plan that provides any postretirement benefits other than pensions to retired employees.

                                   Tenet Healthcare Corporation and Subsidiaries

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                             Continued
--------------------------------------------------------------------------------

Note 13.  Other Disposals and Acquisitions of Facilities

In January 1994 the Company sold 28 inpatient rehabilitation hospitals and 45 related satellite outpatient clinics for approximately $350 million. This sale resulted in a gain of $66.2 million. The Company retained six rehabilitation hospitals on or near general hospital campuses and in March 1994 sold its other remaining rehabilitation hospital for approximately $14 million. For the fiscal year ended May 31, 1994, net operating revenues of the sold rehabilitation hospitals were $266 million, while pretax income, before general corporate overhead costs, was $22 million. The Company is contingently liable for approximately $88 million in obligations, substantially all of which are lease obligations, relating to the facilities sold in January 1994.

     During fiscal 1994 Hillhaven purchased the remaining 23 nursing centers it previously leased from the Company for $112 million. (See Note 14.) The sales resulted in a gain of $17 million. In May 1994 the Company entered into a long-term operating lease of a general hospital in New Orleans. In July 1993 the Company sold one general hospital, and in June 1994 the Company sold two general hospitals. Also in June 1994 the Company acquired its partner's 50% interest in its general hospital in Barcelona, Spain, which opened in February 1994.

     In May 1995 the Company announced it had reached an agreement in principle to purchase Mercy+Baptist Medical Center, a general two-hospital (759 beds) not-for-profit provider in New Orleans. Also in May 1995 the Company announced it had reached an agreement in principle to purchase Providence Memorial Hospital, a 436-bed not-for-profit general hospital in El Paso, Texas. The cash consideration for these acquisitions will be approximately $350 million.

Note 14.  The Hillhaven Corporation

The Company owns approximately 8.9 million common shares, or an approximately 26% voting interest, of Hillhaven. The Company also holds 35,000 shares of Hillhaven's cumulative nonvoting 8 1/4% Series C Preferred Stock, with an aggregate liquidation preference of $35.0 million, and 65,430 shares of Hillhaven's cumulative nonvoting 6 1/2% payable-in-kind Series D Preferred Stock, with an aggregate liquidation preference of $65.4 million.

     The Company is contingently liable under various guarantees for $182 million of Hillhaven's obligations to third parties, including $172 million of lease obligations and $10 million of long-term debt obligations. During fiscal 1995 and 1994, Hillhaven reduced by approximately $104 million and $420 million, respectively, its obligations guaranteed by the Company.

     On April 24, 1995, Vencor, Inc. and Hillhaven announced that they had entered into an agreement pursuant to which Vencor would acquire Hillhaven. Under terms of the agreement, Hillhaven's shareholders would receive $32.25 in value in Vencor common stock for each share of Hillhaven common stock (subject to adjustment under certain circumstances depending on the market price of Vencor stock). The Company expects to receive approximately $90 million in cash for its Series C Preferred Stock and its Series D Preferred Stock in connection with this transaction.

Note 15.  Sales of Subsidiaries' Common Stock

On August 11, 1994, the Company completed the sale of a controlling interest in Total Renal Care, Inc. ("TRC"), an operator of outpatient renal dialysis centers. As part of the transaction, the Company received a $75.5 million cash distribution from TRC prior to the sale and retained an approximate 25% minority interest, which since has been reduced to approximately 23% due to the issuance of additional shares by TRC in connection with acquisitions. This transaction resulted in a $32.0 million gain to the Company in fiscal 1995. Net operating revenues of the subsidiary were $80.5 million in the fiscal year ended May 31, 1994, and operating income was $5.7 million. Net operating revenues and operating income included in the current year's statement of operations, for the period from June 1, 1994 through August 11, 1994, were $16.6 million and $2.7 million, respectively.

Note 16.  Restructuring Charges

In connection with the March 1, 1995 merger of the Company and AMH, the Company has relocated substantially all of its hospital support activities located in Southern California and Florida to the former corporate headquarters of AMH located in Dallas, Texas. Severance payments and outplacement services for involuntarily terminated former NME employees and other related costs in connection with this move are estimated to be $36.9 million ($0.12 per share on an after-tax, fully diluted basis) and have been classified as restructuring charges in the accompanying consolidated statements of operations for the year ended May 31, 1995.

     During the fourth quarter of fiscal 1994, the Company initiated a plan to significantly decrease overhead costs through a reduction in corporate and division staffing levels and to review the resulting office space needs of all corporate operations. The Company decided to sell its corporate headquarters building and to lease substantially less office space in that building or at an alternative site. Costs of the write-down of the building, employee severance benefits and other expenses directly related to the overhead reduction plan were estimated to be approximately $77.0 million.

     In 1993 the Company recorded a charge of $52.0 million for costs associated with the combination of the Company's rehabilitation hospital division into its general hospital division, a corporate overhead reduction program that began in April 1993, and severance costs incurred in connection with a change in senior executive management.

     During the year ended May 31, 1995, actual costs incurred and charged against the restructuring reserves were approximately $22.7 million. The balances of the reserves are included in other current liabilities or other long-term liabilities in the Company's consolidated balance sheets at May 31, 1995 and 1994.

Note 17.  Derivative Financial Instruments

The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. These derivatives are nonleveraged and involve little complexity. They are used to manage well-defined interest rate and foreign currency risks. The notional amounts of derivatives in the tables below do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure of the Company through its use of derivatives. There are no cash or collateral requirements in connection with these agreements.

                                   Tenet Healthcare Corporation and Subsidiaries

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                             Continued
--------------------------------------------------------------------------------

Interest Rate Swaps -- These derivative financial instruments allow the Company to make long-term borrowings at floating rates and then swap them into fixed rates that are lower than those available to the Company if fixed-rate borrowings were made directly. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. Cross-currency interest rate swaps allow borrowings to be made in foreign currencies, gaining access to additional sources of financing while limiting foreign exchange risk. The Company's exposure to credit loss under these agreements is limited to the interest rate spread in the event of nonperformance by the other parties. Because the other parties are creditworthy financial institutions, generally commercial banks, the Company does not expect nonperformance.

     The following table shows the Company's interest rate swaps and their weighted average interest rates as of the end of the most recent two fiscal years. Variable interest rates may change significantly, affecting future cash flows.

                                                                                          ----------------------------------
(dollars in millions)                                                                           1995                    1994
----------------------------------------------------------------------------------------------------------------------------
Notional amount for agreements under which the Company receives fixed rates                $     29.0             $     29.0
     Average receive rate                                                                        7.0%                   7.0%
     Average pay rate                                                                            5.7%                   3.4%
     Contract duration                                                                        2 years                3 years
Notional amount for agreements under which the Company pays fixed rates                    $    120.0             $    121.0
     Average pay rate                                                                            8.5%                   8.5%
     Average receive rate                                                                        5.6%                   3.4%
Contract duration                                                                           1-5 years              1-6 years

Forward Exchange Contracts -- Due to its foreign operations in Australia, Great Britain, Malaysia, Singapore, Spain, Switzerland and Thailand, the Company is exposed to the effects of foreign exchange rate fluctuations on the U.S. dollar. Forward exchange contracts, generally having maturities of less than six months, are entered into for the sole purpose of hedging the Company's long-term net investments in its foreign subsidiaries or unconsolidated foreign affiliates. The Company's forward exchange contracts, as of May 31, 1995 and 1994, are shown in the table below:

                                                           1995                                    1994
                                                 -------------------------------------------------------------
                                                   Foreign                                 Foreign
                                                  Currency          Maturity              Currency    Maturity
(currency in millions)                              Amount              Date                Amount        Date
--------------------------------------------------------------------------------------------------------------
Australian dollars                                    23.0          09/20/95                  18.0    08/31/94
Australian dollars                                    18.0          07/31/95                  23.0    07/18/94
Spanish pesetas                                      450.0          06/09/95                 150.0    10/05/94
Spanish pesetas                                    1,700.0          06/22/95                 450.0    06/24/94
Spanish pesetas                                         --                --                 100.0    06/30/94
Spanish pesetas                                         --                --                 350.0    06/30/94
Swiss francs                                           5.0          11/15/95                    --          --
Swiss francs                                          23.0          03/15/96                    --          --
Thai baht                                            200.0          07/13/95                    --          --
U.K. pounds                                           10.0          06/30/95                  10.0    06/27/94

Currency Swap Agreements -- The Company uses foreign currency swaps to effectively convert foreign-currency-denominated debt to U.S.-dollar-denominated debt in order to reduce the impact of interest rate and foreign currency rate changes on future income. The differential to be paid or received under these agreements is recognized as an adjustment to interest expense related to the debt. The related amount payable to or receivable from counterparties is included in other long-term liabilities or long-term receivables. At May 31, 1995 and 1994, the Company had the following foreign currency swap agreements:

                                                          1995                                         1994
                                     ---------------------------------------------------------------------------------------
                                        Notional       Interest        Maturity         Notional     Interest       Maturity
(currency in millions)                    Amount           Rate            Date           Amount         Rate           Date
----------------------------------------------------------------------------------------------------------------------------
Australian dollars                          20.5         10.54%        02/24/99             20.5       10.54%       02/24/99
Australian dollars                          14.3          8.26%        03/04/98             14.3        4.86%       03/04/98
Spanish pesetas                            300.0         12.00%        10/09/98            300.0       12.00%       10/09/98
Spanish pesetas                            300.0         11.33%        10/09/98            300.0       11.33%       10/09/98

Note 18.  Subsequent Events -- Sales of Assets

On June 28, 1995, the Company sold its 505-bed Mount Elizabeth Hospital, its 145-bed East Shore Hospital and related healthcare businesses in Singapore to the Singapore-based holding company Parkway Holdings Limited for $243.3 million, which is net of $78.3 million in debt assumed by the buyer. The Company used the net proceeds from the sale to repay secured bank loans under its domestic term loan and revolving credit agreement. The transaction resulted in a gain estimated to be approximately $150 million, which will be included in the results of operations during the Company's first quarter of fiscal 1996.

     The Company also has agreements to sell its holdings in Malaysia, Thailand and Australia for approximately $94 million, which proceeds will be used to retire long-term debt. These transactions are expected to close no later than November 30, 1995. The pending sales are subject to foreign government clearances and a vote of minority shareholders in Australia. Fiscal 1995 net operating revenues and operating profits from the facilities sold and to be sold were $202.4 million and $39.4 million, respectively. The net assets of the sold and to-be-sold facilities amounted to $158.9 million at May 31, 1995 and have been included in assets held for sale in the accompanying consolidated balance sheets.

                                   Tenet Healthcare Corporation and Subsidiaries

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT AUDITORS
--------------------------------------------------------------------------------

The Board of Directors
Tenet Healthcare Corporation:

We have audited the accompanying consolidated balance sheets of Tenet Healthcare Corporation and subsidiaries as of May 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended May 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tenet Healthcare Corporation and subsidiaries as of May 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended May 31, 1995, in conformity with generally accepted accounting principles.

     As discussed in Note 7 to the consolidated financial statements, the Company changed its method of accounting for income taxes effective
June 1, 1993.


/s/ KPMG Peat Marwick LLP



Los Angeles, California
July 25, 1995

                                   Tenet Healthcare Corporation and Subsidiaries

--------------------------------------------------------------------------------
SUPPLEMENTARY FINANCIAL INFORMATION
--------------------------------------------------------------------------------

Selected Quarterly Financial Data (unaudited)


                                               Fiscal 1995 Quarters                        Fiscal 1994 Quarters
                                     ---------------------------------------------------------------------------------
(in millions, except per-share data)   First    Second      Third      Fourth       First     Second    Third   Fourth
----------------------------------------------------------------------------------------------------------------------
Net operating revenues                 $ 663     $ 639      $ 660     $ 1,356       $ 772      $ 758    $ 716    $ 697
                                     =================================================================================
Income from
     continuing operations             $  64     $  46      $  49     $    35       $  53      $  61    $  91    $  11
Net income (loss)                      $  64     $  46      $  49     $     6       $ (41)     $(226)   $(164)   $   6
                                     =================================================================================
Income per share from
     continuing operations:
          Primary                      $0.38     $0.27      $0.29     $  0.17       $0.32      $0.37    $0.55    $0.07
          Fully diluted                $0.36     $0.27      $0.28     $  0.17       $0.30      $0.35    $0.51    $0.07
                                     =================================================================================

Quarterly operating results are not necessarily representative of operations for a full year for various reasons, including levels of occupancy, interest rates, acquisitions, disposals, revenue allowance and discount fluctuations, the timing of price changes, unusual litigation costs, restructuring charges and fluctuations in quarterly tax rates.

Common Stock Information (unaudited)

                                               Fiscal 1995 Quarters                        Fiscal 1994 Quarters
                                     ---------------------------------------------------------------------------------
                                      First     Second     Third       Fourth      First      Second   Third    Fourth
----------------------------------------------------------------------------------------------------------------------
Price range:
     High                             19        19 1/2     16          17 7/8      12 1/4     12       16 1/4   18 1/8
     Low                              14 3/4    13 1/8     12 1/2      14 1/2       7          7 3/8   11 1/2   14 3/8

     At May 31, 1995, there were approximately 16,200 holders of record of the Company's common stock. The Company's common stock is listed and traded on the New York and Pacific stock exchanges. The stock prices above are the high and low sales prices as reported in the NYSE Composite Tape for the last two fiscal years. On October 27, 1993, the Board of Directors suspended payments of dividends on the Company's common stock in order to give the Company maximum flexibility to respond to rapidly developing opportunities, to refocus on its general hospital core business and to resolve its legal issues.

     The Company's cash dividends per share were $0.12 in 1994. The Company did not pay quarterly cash dividends following the first quarter of fiscal 1994.

                                   Tenet Healthcare Corporation and Subsidiaries

--------------------------------------------------------------------------------
DIRECTORS AND MANAGEMENT
--------------------------------------------------------------------------------

Board of Directors
Jeffrey C. Barbakow /1,4/
Chairman and Chief Executive Officer,
Tenet Healthcare Corp.

John T. Casey
Co-Vice Chairman, Tenet Healthcare Corp.
Former President and Chief Operating Officer,
American Medical Holdings, Inc.

Robert W. O'Leary
Co-Vice Chairman, Tenet Healthcare Corp.
Chairman and Chief Executive Officer,
American Healthcare Systems
Former Chairman and Chief Executive Officer,
American Medical Holdings, Inc.

Michael H. Focht Sr. /1,5/
President and Chief Operating Officer,
Tenet Healthcare Corp.

Bernice B. Bratter /1,3,4/
Former Executive Director,
Senior Health and Peer Counseling

Maurice J. DeWald /1,2,3,6,7/
Chairman, Verity Financial Group, Inc.

Peter de Wetter /1/
Retired Executive Vice President,
Tenet Healthcare Corp.

Edward Egbert, M.D. /2,4,6,7/
Retired Physician

Raymond A. Hay /2,4,5/
Chairman, Aberdeen Associates

Lester B. Korn /1,3/
Chairman, Korn Tuttle Capital Group

James P. Livingston /2,4,5/
Retired Executive Vice President,
Tenet Healthcare Corp.

Thomas J. Pritzker
President, Hyatt Corporation

Richard S. Schweiker /2,5,6/
Retired President,
American Council of Life Insurance

Board Committees
1. Executive Committee
2. Audit Committee
3. Compensation and Stock Option Committee
4. Nominating Committee
5. Ethics and Quality Assurance Committee
6. Hillhaven Relationship Committee
7. Performance Investment Plan Funding Committee

Principal Management
Jeffrey C. Barbakow
Chairman and Chief Executive Officer

Michael H. Focht Sr.
President and Chief Operating Officer

Barry P. Schochet
Executive Vice President, Operations

Thomas B. Mackey
Executive Vice President, Western Operations

W. Randolph Smith
Executive Vice President, Eastern Operations

Maris Andersons
Senior Vice President and Treasurer

Scott M. Brown
Senior Vice President, General Counsel and
Corporate Secretary

Stephen F. Brown
Senior Vice President and
Chief Information Officer

Alan R. Ewalt
Senior Vice President, Human Resources

Raymond L. Mathiasen
Senior Vice President and
Chief Financial Officer

Christi R. Sulzbach
Senior Vice President, Public Affairs, and
Associate General Counsel

Senior Vice Presidents
T. Dennis Jorgensen
Administration

Neil M. Sorrentino
Operations, Northern California Region

Frank Tidikis
Physician Management Services

International Division
Michael H. Ford
President and Chief Operating Officer

National Health Plans
Michael Sheley
Chief Executive Officer

Syndicated Office Systems
Arnold M. Robin
President

--------------------------------------------------------------------------------
CORPORATE INFORMATION
--------------------------------------------------------------------------------

COMMON STOCK LISTING

The company's common stock is listed under the new symbol THC on the New York and Pacific stock exchanges.

9 5/8% Senior Notes due 2002
10 1/8% Senior Subordinated Notes due 2005
Listing New York Stock Exchange
Trustee/Registrar

        The Bank of New York
        101 Barclay St.
        New York, NY 10286
        (800) 524-4458

ANNUAL MEETING

The annual meeting of the shareholders of Tenet Healthcare Corporation will be held at 10 a.m., Wednesday, Sept. 27, 1995, at Loews Santa Monica Beach Hotel, 1700 Ocean Ave., Santa Monica, Calif.

FORM 10-K

The company reports annually to the Securities and Exchange Commission on Form 10-K. You may obtain a copy at no charge by writing to Tenet investor relations or by telephoning (310) 998-8200.

COMMON STOCK TRANSFER AGENT AND REGISTRAR

For information on stock certificates or for change of address, please contact:

        The Bank of New York
        101 Barclay St.
        New York, NY 10286
        (800) 524-4458

   Shareholders of the company formerly known as National Medical Enterprises, Inc. (NME) are not affected by the merger. NME stock certificates remain valid and do not need to be exchanged for Tenet certificates.

   Former shareholders of American Medical Holdings, Inc. (AMI) who have not yet redeemed their AMI stock for cash and Tenet stock should contact The Bank of New York at (800) 507-9357.

   For all other shareholder inquiries, contact Paul J. Russell, vice president, investor relations, at (310) 998-8088.

CORPORATE HEADQUARTERS

Tenet Healthcare Corporation
2700 Colorado Ave.
P.O. Box 4070
Santa Monica, CA 90411-4070
(310) 998-8000


[RECYCLED PAPER LOGO]  This annual report is printed on recycled paper.

[ARTWORK APPEARS HERE]

Tenet Healthcare Corporation * 2700 Colorado Ave. * Santa Monica, CA 90404

TENET HEALTHCARE CORPORATION

FISCAL 1995 ANNUAL REPORT

DESCRIPTIONS OF GRAPHIC ELEMENTS


Cover:

A collage of images symbolizing Tenet Healthcare Corporation. The images include: a definition of "tenet;" the Tenet headquarters building in Dallas; an architectural column; an ambulance; a Tenet stock certificate; hospital workers pushing a patient on a gurney; an ambulance; an adult's hand holding a child's hand; a U.S. map; the words "innovation," "teamwork" and "integrity."

The Tenet logo appears on the lower right of the cover.

Page 1:

A map of the United States showing the locations of Tenet's 70 domestic acute care hospitals, 17 specialty facilities and eight regional offices.

Page 6:

Head-and-shoulders color photographs of Jeffrey C. Barbakow, Tenet chairman and chief executive officer, and Michael H. Focht, Sr., Tenet president and chief operating officer.

Page 9:

A collage of images symbolizing Tenet's partnerships with physicians. The images include: a physician talking to two business people; a physician's hand writing a prescription; a physician's bill for services; a physician at a patient's hospital bedside; a hospital worker examining brain scans; a microscope; a stethoscope; a reflex hammer; a tongue depressor; an ear scope; pills; the abbreviations "IPA," "PHO" and "MSO."

Page 11:

A collage of images symbolizing the spectrum of healthcare services Tenet's facilities offer. The images include: physicians at work in an operating room; an engineer building a prosthetic limb; an AIDS ribbon; an elderly woman patient in a wheelchair; an ultrasound scan; a home healthcare nurse with a child; a trauma helicopter; a billboard advertising Tenet.

Page 13:

A collage of images symbolizing Tenet's acquisitions and affiliations with other healthcare providers. The images include: a handshake; newspaper headlines announcing Tenet acquisitions; an architectural column; a minister at a patient's bedside; employees outside a Tenet hospital; an anatomy instructor with s skeleton; a CT scanner.

Page 14:

Head-and-shoulders color photographs of Barry P. Schochet, Tenet executive vice president, operations; Thomas B. Mackey, Tenet executive vice president, Western Operations; and W. Randolph Smith, Tenet executive vice president, Eastern operations.

Page 15:

A collage of images symbolizing the quality and value of Tenet's services and the company's efforts to measure quality and value. The images include: a hospital cafeteria worker holding a tray of food; a nurse with a young patient; a wheelchair race; brain scans; graphs; the words "caring," "efficiency" and "clinical pathways."

Back cover:

Small photograph of a stethoscope.