Form 10-K, Exhibit 13
period 1996-05-31
TENET HEALTHCARE CORP
filed 1996-08-26
CIK 70318

TENET WILL DISTINGUISH ITSELF AS A LEADER IN REDEFINING HEALTHCARE DELIVERY AND WILL BE RECOGNIZED FOR THE PASSION OF ITS PEOPLE AND PARTNERS IN PROVIDING QUALITY, INNOVATIVE CARE TO THE PATIENTS IT SERVES IN EACH COMMUNITY.
                                                 [LOGO] TENET 1996 ANNUAL REPORT


                                 [Front cover]

TENET HEALTHCARE CORPORATION 3820 State Street, Santa Barbara, California 93105

TENET IS...

75 hospitals, specialty care facilities, outpatient centers, home health agencies and many other related businesses

65,000 dedicated people --including physicians, nurses and support staff-- providing quality, cost-effective medical care to their local communities

TENET IS REDEFINING HEALTHCARE

               Our Tenets

               Meet the needs of each and every patient, whose care is our primary purpose and MISSION

               Maintain and enhance cooperative RELATIONSHIPS with physicians to better serve the healthcare needs of our communities

               Forge strong partnerships with those who share our VALUES

               Achieve standards of EXCELLENCE which become the benchmark of industry practices

               Use INNOVATION and creativity to identify and solve problems

               Apply quality management and LEADERSHIP principles to foster continued employee development

               Treat each other, our patients and our partners with RESPECT and dignity

               Hold INTEGRITY and honesty as our most important principles and perform at all times at the highest ethical standards

               ACHIEVE a competitive return for our investors

               STRIVE for improvement day in and day out in everything we do


                          [Background is floor tiles.]


                             [Front inside cover.]

                  TENET HEALTHCARE CORPORATION AND SUBSIDIARIES



[LOGO] LETTER TO OUR SHAREHOLDERS

[Photo of Chairman & CEO, Jeffrey C. Barbakow and President and COO, Michael H. Focht, Sr.]

     In fiscal 1996 Tenet Healthcare Corporation established itself as a dynamic and respected force in healthcare. In the space of just 12 months, we compiled a list of accomplishments that, we believe, lays a firm foundation on which to build the future of this company.

     Consider what we have achieved. In fiscal 1996 we successfully merged the cultures of two large, disparate corporations to create what, in many ways, amounts to a brand-new company with its own distinct identity, culture and values.

     Tenet today has a proven track record of solid financial results that affirm the effectiveness of our business and operating strategies. We have strengthened our integrated delivery networks in key areas through strategically sound acquisitions, partnerships and internal development. We have completed the monetization of most of Tenet's non-core assets, which enabled us to reduce our debt and gives us the financial flexibility to further expand our business. We have negotiated a new bank agreement that will provide us with the additional financial resources we need to achieve steady, long-term growth. At the same time, we have made substantial progress in our cost-reduction and cost-containment programs, which is critical to maintaining Tenet's competitive position in the communities we serve.

     We have accomplished much in other areas, too. For example, Tenet today has a clear mission--guided by the principles defined in our new Vision Statement that appears on the front cover of this publication and in Our Tenets printed on the inside front cover. We are particularly proud of the independent recognition Tenet won in fiscal 1996 for its achievements, as seen in the results of a March 1996 Fortune magazine survey that rated our company as one of the most-admired healthcare companies in the nation.

     With all those accomplishments in mind, our goal in this year's annual report is to define for you exactly who we are and how we are redefining healthcare in the communities we serve. The most effective way to do this, we believe, is by highlighting the achievements of our hospitals, physicians, nurses and support staff over the last year as they--individually and together-- met the daily challenge of delivering quality, innovative healthcare to our most important constituents--our patients.

                               FISCAL 1996 RESULTS

     For the fiscal year ended May 31, 1996, Tenet reported earnings per share from continuing operations--excluding gains on sales of assets and unusual charges--of $1.27. That's compared with $1.09 fully diluted in the prior year, a gain of 17 percent.

     Providing a strong finish to what has been a very successful fiscal year, the company reported a 25 percent increase in earnings per share from continuing operations in the fourth quarter of fiscal 1996, excluding gains and unusual charges. Earnings per share for the quarter were $0.35, compared with $0.28 fully diluted in the prior-year quarter.

     Net operating revenues for the 1996 fiscal year were $5,559,000,000, compared with $3,318,000,000 in fiscal 1995. Revenues for the prior year reflect the acquisition of American Medical Holdings Inc. (AMH) for only the fourth quarter. Net income from continuing operations in the 1996 fiscal year was

$271,000,000, compared with $200,000,000 in the 1995 fiscal year, excluding gains on sales of assets and unusual charges in both years.


                             [EARNINGS GROWTH CHART]

               Earnings per Share               Net Income
                                               ($ millions)

               1995         $1.09            1995         200

               1996         $1.27            1996         271

         From Continuing Operations Excluding Gains and Unusual Charges.



     Same-facility patient revenues increased 3.8 percent over the prior fiscal year on a 2.2 percent increase in same-facility admissions and a 23.5 percent increase in same-facility outpatient visits.

     EBITDA margins in the 1996 fiscal year increased to 19.8 percent, up from
18.8 percent in the prior year. EBITDA margins are a useful measure of operating efficiency. Operating margins for the year were 14 percent, compared to 12.9 percent in the prior year, excluding unusual charges in both years.

     A more complete discussion of our financial results can be found in the Financial Statements and the Management's Discussion and Analysis section later in this report.

                              UNLOCKING OUR ASSETS

     Crucial to our success in fiscal 1996 was the completion of our ambitious plan to monetize this company's extensive non-core assets and refocus on our core domestic operations.

     It had been clear to us for some time that our company had a powerful balance sheet and enormous financial strength. Much of it, however, was locked up in non-core assets. The challenge we faced was to realize the best value for those assets, giving us the funds to pursue the aggressive growth strategy we needed to be competitive in the U.S. healthcare marketplace. In fiscal 1996 we successfully completed that strategic restructuring by selling substantially all of our international operations and monetizing most of our other non-core assets for an amount that exceeded our initial estimates of their worth. All told, we have generated almost $1 billion through monetization.

     In the first quarter of fiscal 1996 we sold our two Singapore hospitals for $243.3 million in cash and the assumption by the buyer of $78.3 million in debt. In October 1995 we sold our 30 percent interest in a Malaysian hospital for $12 million and our 52 percent interest in Australian Medical Enterprises, Ltd., a Western Australia-based healthcare company, for $68.3 million. In February 1996 we sold our 40 percent interest in a hospital in Thailand for $20.6 million. And in May 1996 the sale of our approximately 42 percent interest in Westminster Health Care Holdings PLC, a British nursing home operator, brought us $120.2 million.

     Closer to home, we received $91.8 million in September 1995 from the sale of our preferred stock holdings in The Hillhaven Corporation to Vencor Inc., a Louisville, Ky.-based provider of long-term-care services. In January 1996 we sold $320 million in exchangeable subordinated notes due 2005 that can be exchanged after Nov. 6, 1997 for Tenet's 8.3 million shares of Vencor common stock, at a price of $38.55 per Vencor share. Tenet received those shares in exchange for its Hillhaven shares when Vencor acquired Hillhaven. We are very pleased to have realized such attractive proceeds from our Hillhaven investment, which was valued at only $225 million in July 1994.

     In fiscal 1995 we received $75.5 million in connection with the sale of 75 percent of our dialysis business to a venture capital firm. That former subsidiary, now known as Total Renal Care, has since gone public and our remaining investment had a market value of $107

- --------------------------------------------------------------------------------
       "WE FIRMLY BELIEVE THAT PROVIDING QUALITY, COST-EFFECTIVE HEALTHCARE
                  TO OUR PATIENTS IS THE KEY TO PROTECTING AND
                  ADDING VALUE TO OUR SHAREHOLDERS' INVESTMENT."
- --------------------------------------------------------------------------------

million at July 31, 1996. With the sale of our former corporate headquarters in Santa Monica, Calif., in June 1996, our program to divest non-core assets is essentially complete.

                        [BALANCE SHEET IMPROVEMENT GRAPH]

                        March 1, 1995         1.85 - 1
                        May 31, 1995          1.65 - 1
                        Aug. 31, 1995         1.53 - 1
                        Nov. 30, 1995         1.38 - 1
                        Feb. 29, 1996         1.23 - 1
                        May 31, 1996          1.27 - 1

                        LONG-TERM DEBT-TO-EQUITY RATIO


     In fiscal 1996 we also achieved our stated goal of cutting $60 million in costs after the merger with AMH. We did that by various means, including renegotiating supply contracts to obtain better pricing, increasing our hospitals' compliance with the company's national purchasing contracts, lowering overhead costs through reductions in headquarters staffing, decreasing bad debt expense and reducing information system costs through consolidation and outsourcing.

     As a result of all these measures, we have seen a dramatic improvement in our balance sheet. Our long-term debt-to-equity ratio was approximately 1.21-to-1 at May 31, 1996--down from 1.85-to-1 at March 1, 1995, the date of the AMH merger.

     As part of our strategy of creating a more integrated and responsive overhead structure for Tenet in fiscal 1996, we completed a top-level corporate staff reorganization designed to integrate the company's financial departments. Trevor Fetter, who joined Tenet in October 1995 as an executive vice president responsible for corporate development and strategy, was named to the additional position of chief financial officer. As such, he oversees the previously separate functions of accounting, treasury and investor relations, as well as broad areas of corporate strategy. Formerly an investment banker and then chief financial officer of Metro-Goldwyn-Mayer Inc., Trevor is committed to enhancing the value of our shareholders' investment.


                          ACQUISITIONS AND PARTNERSHIPS

     One of the things we believe distinguishes us from our competitors and truly defines us as a company is our approach to acquisitions. At Tenet, our interest is in acquiring strategic long-term assets that will substantially strengthen our integrated delivery networks and enhance our ability to care for our patients. Moreover, we look for partners who share our goals and values and our commitment to providing quality, cost-effective healthcare.

Our acquisition of Mercy+Baptist Medical Center--now known as Memorial Medical Center--in New Orleans, a 759-bed, two-hospital system that we purchased in August 1995, and 471-bed Providence Memorial Hospital in El Paso, Texas, which we purchased in September 1995, affirmed the effectiveness of that strategy. Shortly after fiscal 1996 ended, we acquired Hialeah Hospital, a 378-bed hospital in another of our strong markets--South Florida. All three of these hospitals brought a wide range of additional services and programs to help strengthen our existing networks in those areas.

     We have also made it clear that we are not in business simply to own bricks and mortar. We believe partner-ships--as opposed to outright acquisitions--with others who share our beliefs offer additional ways to build our integrated delivery systems.


                   [FOCUSING ON OUR CORE BUSINESS - PIECHARTS]

                                  - 1993 -

                     Other Operations            5.6%
                     Rehabilitation Hospitals   15.9%
                     Psychiatric Hospitals      15.9%
                     International Operations    4.3%
                     General Hospitals          58.2%


                                  - 1996 -

                     General Hospitals          96.0%
                     Other Operations            3.1%
                     International Operations    0.9%

                   NET OPERATING REVENUES BY LINE OF BUSINESS

     In fiscal 1996 we entered into a number of partnerships that enabled us to add to our patient care services and expand our business. For example, in July 1995, we acquired a one-third interest--which subsequently was increased to a 50 percent interest--in St. Clair Hospital, an 82-bed nonprofit hospital just outside of Birmingham, Ala. In October 1995 we negotiated a long-term lease of the Medical Center of Manchester, a 49-bed hospital in Manchester, Tenn. In November 1995 we acquired the 104-bed nonprofit Methodist Hospital of Jonesboro in Jonesboro, Ark., 5 percent of which is now owned by a nonprofit partner.


     We also believe physicians are an indispensable component of our integrated healthcare delivery systems. During fiscal 1996, we continued to invest additional funds in acquiring or assuming the management of physician practices. Tenet currently owns or manages the practices of over 600 physicians affiliated with our hospitals.

                      GROWING RECOGNITION, GROWING STRENGTH

     Reflecting the growing strength of our balance sheet, in March 1996 we negotiated a new five-year $1.55 billion unsecured revolving credit agreement with our banks. Our previous secured bank credit facility included a term loan and a $500 million revolving credit line. The existing balance under the term loan was rolled into a new five-year $1.55 billion unsecured revolver, eliminating mandatory term loan payments of $45 million per quarter. At July 26, 1996 we had $561 million available under this agreement.

     Because it offers lower interest spreads and contains less restrictive covenants than the previous bank agreement, the new bank agreement will contribute significantly to our company's future growth by providing greater financial flexibility for acquisitions and partnerships. The agreement also enhances the credit quality of our publicly traded debt through elimination of the secured position of our bank debt.

     Shortly after the new bank agreement was concluded, the two major ratings agencies--Standard & Poor's Ratings Services and Moody's Investors Services, Inc.--both upgraded Tenet's credit rating. The rating on Tenet's senior unsecured notes was upgraded to Ba1 from Ba2 by Moody's and to BB from BB minus by Standard & Poor's. At the same time, Standard & Poor's affirmed its BB corporate credit rating and B plus rating on $1.2 billion of Tenet's subordinated debt.


     When we launched our new identity in March 1995, we chose the name Tenet to reflect the importance we place on maintaining high standards of integrity, ethics and responsibility in our dealings with our patients, physicians, payors, employees and the communities we serve.

     Clearly, our message has been heard. We are particularly proud of how Tenet was rated in a survey of corporate reputations that appeared in the March 4, 1996 issue of Fortune, one of the nation's top business mag-

- --------------------------------------------------------------------------------
           "JUST 12 MONTHS AFTER WE LAUNCHED OUR NEW IDENTITY AND NAME,
        TENET WAS RANKED AS ONE OF THE MOST-ADMIRED HEALTHCARE COMPANIES
        IN THE COUNTRY BY PARTICIPATING INDUSTRY EXECUTIVES AND ANALYSTS."
- --------------------------------------------------------------------------------

azines. Just 12 months after we launched our new identity and name, Tenet was ranked as one of the most-admired healthcare companies in the country by participating industry executives and analysts. Overall, Tenet ranked in the top 20 percent--better than 80 percent of the 414 companies in the survey.

                                VISION AND VALUES

     On the cover of this year's Annual Report you will find a very important statement, one that we feel truly captures the character and culture of Tenet. This is our VISION STATEMENT--our declaration of what makes this company truly distinctive. On the inside front cover we have printed OUR TENETS--10 guiding principles that support the VISION STATEMENT.

     The purpose of these two documents is simple: They stand as an unequivocal reminder to everyone who works for Tenet--physicians, nurses, administrators, executives and other employees--of how we expect them to conduct themselves whenever and wherever they are engaged in the daily business of this company.

     We thought long and hard about the wording of both of these documents before committing them to the page. The emphasis on quality is deliberate. We firmly believe that providing quality, cost-effective healthcare to our patients is the key to protecting and adding value to our shareholders' investment. Moreover, we are convinced that emphasizing quality in everything we do will help position our company for long-term growth, profitability and stability well into the future.

                              WHAT THE FUTURE HOLDS

     Clearly, we have accomplished much since we first introduced Tenet Healthcare Corporation to you 17 months or so ago.

     As we consider the future, it is also clear that much remains to be accomplished. Pressures from managed care pricing and the prospect of eventual changes in Medicare reimbursement remain a concern to all of us in this rapidly changing industry. However, we believe the record of accomplishments that we have compiled in fiscal 1996--our first year as Tenet--is an important first step in our march toward future success.

     As we indicate in OUR TENETS, and as we have demonstrated throughout fiscal 1996, we are committed as a company to using innovation and creativity to solve problems. We believe it is innovation and creativity that will spell the difference between success and failure.

     We appreciate the confidence you have shown in Tenet and we look forward to the opportunity you have given us to build the healthcare company of tomorrow.




        /s/ Jeffrey C. Barbakow                 /s/ Michael H. Focht, Sr.

          JEFFREY C. BARBAKOW                      MICHAEL H. FOCHT SR.
 Chairman and Chief Executive Officer      President and Chief Operating Officer



                                 AUGUST 5, 1996

[LOGO] QUALITY THAT MEASURES UP

     When Ann Dechairo, Chief Nursing Officer and Associate Administrator at USC University Hospital in Los Angeles, wants to learn how other Tenet hospitals across the country are working to improve the results of their hip replacement surgery programs, all she has to do is switch on her computer.

     Designed to enhance quality patient care as it helps control costs, Tenet's innovative computerized Outcomes Management System allows users to identify "best practices" within the Tenet network for specific diagnostic-related groups
(DRGs). The system, containing clinical and demographic information from Tenet hospitals and physicians, tracks the performance of individual hospitals--and even individual physicians' practice patterns--according to resource consumption, length of stay and complications. Tenet's system offers more information than the basic financial and demographic data contained in a standard hospital discharge bill. By grouping patients according to the severity of their illness, more accurate comparisons of hospital and physician performance are possible. Developed by our Medical Affairs department, the system has been implemented in most Tenet hospitals.

     We believe one of the things that defines Tenet as a company is our commitment to providing quality, innovative care. In fiscal 1996 we continued our companywide push to control costs and eliminate resource overuse at our hospitals, while at the same time holding quality of service paramount. Eliminating inefficiencies in treatment gives us additional resources to improve outcomes through consistent, effective patient care. At Tenet we are focused not only on providing quality, cost-effective healthcare, but also on accurately measuring the value of our services.

[Picture of a hospital worker at a hospital computer.]

     As part of our effort to promote quality and cost-efficiency throughout the Tenet system, Medical Affairs is working to provide physicians and hospital staff with the information they need to achieve the best results for their patients. The Outcomes Management System is just one step in that process. Medical Affairs also conducts conferences and seminars to educate Tenet-affiliated physicians and hospital executives about new clinical advances and the use of outcomes management techniques to improve the quality and cost-effectiveness of clinical care. Some of our best educators are at the hospitals themselves. Brookwood Medical Center in Birmingham, Ala., holds training sessions for physicians and staff from other Tenet facilities on case management, a system designed to deliver care in a more planned and integrated fashion.


[Picture of measuring tubes.]

                        REDUCING COSTS, MEASURING QUALITY

     Tenet's case management program, a companywide system to maximize efficiency by identifying cost-per-procedure variables among physicians, resulted in more than $12 million annualized savings in fiscal 1996. Nacogdoches Medical Center in Nacogdoches, Texas, recently applied the case management model to its cardiac catheterization lab. By standardizing supplies used in the lab, the hospital expects to realize annualized savings of more than $300,000 in fiscal 1997 while maintaining standards of quality patient care. Regionally, our integrated delivery networks have developed additional cost-reduction programs. For example, Tenet South Florida HealthSystem uses volume-purchasing leverage in the marketplace to negotiate lower prices for medical equipment, supplies and services. The Florida region's implantable prosthetics program is expected to exceed its annualized savings goal of $1.85 million in fiscal 1996.

     Lower cost is just one part of the value equation. The more important part is quality. One of the most effective ways of measuring quality, we believe, is to ask our patients. Our comprehensive patient satisfaction monitoring system regularly conducts surveys to help us improve both quality of care and patient satisfaction. Reflecting the importance our company places on quality, a portion of the compensa-

- --------------------------------------------------------------------------------
                  AT TENET WE ARE FOCUSED NOT ONLY ON PROVIDING
                 QUALITY, COST-EFFECTIVE HEALTHCARE, BUT ALSO ON
                 ACCURATELY MEASURING THE VALUE OF OUR SERVICES.
- --------------------------------------------------------------------------------

tion that our hospital executives and managers receive is directly related to their hospitals' performance in the surveys.

     Tenet also performs annual quality/risk surveys of our hospitals to monitor quality of care. We work with hospital department managers and staff to review quality issues raised by the hospitals' quality improvement committees and the actions that have been taken to address these issues.

                           OUR INNOVATIVE PATIENT CARE

[Picture of doctors in an operating room.]

     Innovation is another important aspect of quality care. Many Tenet hospitals have taken a lead in their communities in providing innovative treatment programs. In Houston, Park Plaza Hospital operates the Plaza Empowerment Center which provides the hospital's HIV/AIDS patients with free counseling and support services. The on-campus center and the expertise of the hospital's physicians in treating HIV/AIDS has established Park Plaza as a major provider of medical services to HIV/AIDS patients in the Houston area. In Fort Lauderdale, Fla., North Ridge Medical Center was recently selected as one of 25 sites in the country to conduct clinical trials on patients with tremors. North Ridge neurologists and neurosurgeons will surgically implant stimulators in the thalamus region of the brain for the purpose of tremor control. USC University Hospital recently conducted its first liver transplant. The procedure was performed by two surgeons recruited to USC School of Medicine last year from the University of Pittsburgh Liver Transplantation Institute. Tenet's Rehabilitation Institute of New Orleans offers paraplegics an electrical device that makes it possible for them to stand upright and walk. Redding Specialty Hospital in Redding, Calif., also plans to offer this treatment.

     [LOGO] LOOKING AHEAD -- WE BELIEVE THE USE OF OUTCOMES MANAGEMENT TO IMPROVE QUALITY AND COST-EFFICIENCY IS ONE OF THE MOST SIGNIFICANT DEVELOPMENTS IN HEALTHCARE TODAY. AS A RESULT, WE ARE COMMITTED TO MAKING OUR COMPANY A LEADER IN THIS AREA. PART OF THAT COMMITMENT INCLUDES THE DEVELOPMENT OF NEW, SOPHISTICATED INFORMATION SYSTEMS DESIGNED TO HELP OUR PHYSICIANS AND NURSING STAFF MONITOR PATIENT OUTCOMES. FOR EXAMPLE, WE RECENTLY TESTED THE QUALITY RISK SAFETY COMPUTER SYSTEM IN FOUR TENET HOSPITALS. THIS SYSTEM, WHICH SUPPLEMENTS THE OUTCOMES MANAGEMENT SYSTEM DATABASE, IS DESIGNED TO GIVE PHYSICIANS SPECIFIC MEANS OF MEASURING THE EFFECTIVENESS OF THEIR TREATMENTS BY RECORDING ADVERSE EVENTS THAT CAN SOMETIMES AFFECT PATIENTS DURING HOSPITALIZATION. WE ARE ALSO DEVELOPING INNOVATIVE LONGITUDINAL DATABASES THAT TRACK PATIENT OUTCOMES OVER TIME, FOLLOWING DISCHARGE FROM THE HOSPITAL.


[Picture of a blood presure meter.]

"I've had two angioplasties at Redding Medical Center. I chose to come back here this year for cardiac rehab after having emergency bypass surgery at another hospital. I wouldn't go anywhere else. The nurses and the doctors here are just great. They're very friendly, very caring. They make every individual patient feel special. The care that I've gotten here has been excellent. I've never felt better."

[Photo of a patient.]

Joe Manzanares
PATIENT AT REDDING MEDICAL CENTER, REDDING, CALIF.

[LOGO] BUILDING INTEGRATED DELIVERY NETWORKS

[Map of South Florida facilities.]

     If you come to Tenet's Hollywood Medical Center suffering from chest pains, you're only a short distance away from one of South Florida's leading open heart surgery programs.

     In an arrangement that is typical of the "seamless" healthcare delivery systems being developed by our multihospital networks, cardiac patients requiring invasive treatment are first stabilized at Hollywood and then transferred to North Ridge Medical Center, a Tenetowned tertiary hospital about 15 miles away in Fort Lauderdale. After surgery at North Ridge's Heart Institute, patients may return to Hollywood for rehabilitation if they wish. Throughout the treatment, a designated Hollywood staff member serves as liaison between physicians at the two Tenet South Florida HealthSystem hospitals to ensure continuity of care for the patient.

     The successful integration of our healthcare delivery networks within South Florida, Greater New Orleans and El Paso, Texas, is one of Tenet's major achievements in fiscal1996. The strength of the networks was evident in the growth of patient admissions during fiscal1996, as well as in our ability to obtain managed care contracts in all three markets. The integration of the networks also allowed for substantial cost savings through consolidation of management, staff and services.

     Above all, the three networks' success demonstrated the effectiveness of our companywide strategy of pursuing quality acquisitions and affiliations in our key markets.

                        GAINING STRENGTH IN SOUTH FLORIDA

     For example, the acquisition of 378-bed Hialeah Hospital in June1996 expanded the Tenet South Florida HealthSystem covering Dade, Broward and Palm Beach counties to 49 facilities. Hialeah is the seventh acute care hospital in our 2,400-bed South Florida system, which also includes physical rehabilitation, psychiatric and skilled nursing facilities, as well as outpatient surgery, home healthcare, diagnostic, worker's compensation and occupational therapy centers.

     South Florida also showed that affiliations with the right partners--as opposed to outright acquisitions--offer additional opportunities to serve our patients. In October 1995 the South Florida system joined forces with Intracoastal Health System, a large nonprofit West Palm Beach healthcare provider, to create the most extensive network of hospitals and affiliated physicians in Palm Beach County. The joint venture, which links three Tenet hospitals with two Intracoastal hospitals, calls for both parties to share the financial risk of managed care contracting. The partnership also will improve our provision of cardiology and open heart services in this area.

                       GROWING RECOGNITION IN NEW ORLEANS

     Launched in October 1995, Tenet Louisiana HealthSystem, an integrated network of seven acute care hospitals and 24 other free-standing healthcare facilities with a total of1,81 beds, is the largest investor-owned healthcare services provider in New Orleans. The network employs or contracts with more than100 physicians. Our affiliated independent practice associations (IPAs)--a physician hospital organization called the Peoples Health Network--include 682 primary care physicians and specialists.

     A key factor in the network's success was Tenet's purchase in August 1995 of Mercy+Baptist Medical Center--now known as Memorial Medical Center--one of New Orleans' premier acute care facilities. The two-hospital system added tertiary services--including an active oncology program--to the network, as well as Mercy+Baptist Health, a physician hospital organization (PHO) representing 350 physicians and caring for100,000 New Orleans residents who are members of its medical plan.

     Independent recognition of the Louisiana network's success came in April 1996 when the system--through the

- --------------------------------------------------------------------------------
[U.S. map with stars on South Florida, Greater New Orleans and El Paso, Texas.]

THE SUCCESSFUL INTEGRATION OF OUR HEALTHCARE DELIVERY NETWORKS WITHIN SOUTH FLORIDA, GREATER NEW ORLEANS AND EL PASO, TEXAS IS ONE OF TENET'S MAJOR ACHIEVEMENTS IN FISCAL 1996.
- --------------------------------------------------------------------------------

Peoples Health Network--was selected as a finalist for the Health Care Financing Administration's Medicare Choices demonstration project. Nationwide, only 25 providers were chosen from among 372 applicants to participate in the program, which is designed to test costeffective ways for the government to move Medicare patients into managed care. Tenet, the only investor-owned hospital company selected for the project, will offer a three-tiered point-of-service program consisting of a health maintenance organization (HMO), a preferred provider organization (PPO) and an out-of-network benefit.

                               OUR EL PASO NETWORK

     Sierra Providence Health Network was created in October 1995 with the purchase by Tenet of 41-bed Providence Memorial Hospital, El Paso's largest nonprofit, acute care hospital. The network--composed of Sierra Medical Center, Providence Memorial, two rehabilitation hospitals and11 other ancillary facilities--has 680 affiliated physicians and over 900 beds, more beds than any other healthcare system in El Paso. Through their health plans, approximately 305,000 El Paso residents choose the Tenet network for their healthcare, as do another 50,000 residents of Mexico.

     In June 1996 the network broke ground on a new "bedless" hospital on the East Side of the city, which will expand the system's outpatient services in that area. Recognizing the particular healthcare needs of the community, Tenet and Sierra Providence have created a $300,000 endowment-in collaboration with the University of Texas at El Paso--to fund healthcare services for residents of El Paso's colonias, underdeveloped settlements lacking basic services such as healthcare facilities, potable water and sewage disposal.


     [LOGO] LOOKING AHEAD -- THE SUCCESS OF OUR SOUTH FLORIDA AND NEW ORLEANS NETWORKS HAS PROVIDED NEW OPPORTUNITIES FOR ACQUISITIONS AND PARTNERSHIPS IN BOTH OF THOSE AREAS. WE ARE ACTIVELY NEGOTIATING TO ADD FACILITIES IN SOUTH FLORIDA. WE ALSO ARE PREPARING TO EXPAND TENET LOUISIANA HEALTHSYSTEM OUTSIDE METROPOLITAN NEW ORLEANS. IN EL PASO, SIERRA PROVIDENCE IS WELL PLACED TO CONTRACT WITH THE STATE IF TEXAS CHANGES TO A MANAGED CARE MODEL FOR ITS MEDICAID POPULATION. WE HAVE BEGUN CONSOLIDATING OUR EXTENSIVE LOS ANGELES-AREA FACILITIES INTO A FULLY INTEGRATED REGIONAL SYSTEM BY SEEKING OUT OTHER NETWORK PARTNERS, EXPANDING OUR REGIONAL MANAGEMENT SERVICES ORGANIZATION (MSO) AND ADDING ADDITIONAL SERVICES, SUCH AS HOME HEALTHCARE AND INFUSION PROGRAMS. WE BELIEVE OUR ABILITY TO WORK COLLABORATIVELY WITH BOTH NONPROFIT PARTNERS AND GOVERNMENTAL AGENCIES UNIQUELY POSITIONS US TO FIND CREATIVE SOLUTIONS FOR THE CHALLENGES FACING HEALTHCARE.

[Picture of a teddy bear]

"I had my baby at Palm Beach Gardens Medical Center because I heard they offer new mothers an extra day for recovery if they need it. This is my first baby, so I knew I'd need all the training and help I could get! It was wonderful having that extra time for myself. The nurses were so helpful. They showed me how to hold the baby for breast feeding, how to wash him--all the little things you don't even think about. I would definitely go back."


[Photo of mother and child patients.]

BRIGITTE AND MIKHAIL HAY
PATIENTS AT PALM BEACH GARDENS MEDICAL CENTER, PALM BEACH GARDENS, FLA.

[LOGO] DIFFERENT COMMUNITIES, SPECIALIZED STRATEGIES

[Picture of Redding Hospital.]
[Picture of patient with a therapist.]
[Picture of a child patient.]
[Picture of a patient with a doctor.]
[Picture of patient with family.]
[Picture of an eye doctor.]
[Picture of patient with a therapist.]
[Picture of a newborn.]

     Redding Medical Center faces a unique challenge.

     Unlike our South Florida, New Orleans and El Paso networks, all of which serve more densely populated urban areas with larger concentrations of healthcare facilities, Redding's service area covers almost 40,000 square miles and nine rural Northern California counties, stretching from the Pacific Coast to Nevada, from the Oregon border south into the Sacramento Valley.

     To succeed in this environment, the 185-bed Tenet hospital and its 84-bed psychiatric and rehabilitation facility, Redding Specialty Hospital, have had to move beyond the traditional model of a hospital. Instead of acting as a stand-alone facility serving only its immediate geographic area, Redding has created its own regional integrated delivery system by affiliating with seven smaller, non-Tenet hospitals and five outlying primary care and Indian health clinics, all of which serve as referral sources for the hospital's tertiary programs. In fiscal 1996, the hospital added a home healthcare agency, a physical therapy and wellness center, an industrial and occupational medicine clinic and two primary care clinics to the network. The facilities are complemented by an affiliated IPA--the first in the area--and Tenet's own HMO, Modesto-based National Health Plans, the only federally qualified HMO in the Redding area.

     Similar success stories can be found at Tenet hospitals throughout the country. From San Luis Obispo, Calif., to Hickory, N.C., to Nederland, Texas, Tenet hospitals in our smaller, less-populated markets are using creative and innovative ways to redefine healthcare delivery in their local communities.

     In these regional integrated delivery networks, the acute care hospitals serve as the hub of the system. The other links in the network are created by forging alliances with quality non-Tenet facilities, contracting and affiliating with primary care physician practices and developing additional ancillary services--such as senior centers, home healthcare agencies and occupational health clinics --to increase the geographic reach of the system and to meet growing demand for outpatient services.

                         EXPANDING THROUGH AFFILIATIONS

     In many areas we are expanding our networks by forming joint ventures with nonprofit hospitals. In September 1995, for example, two Southeast Texas Tenet hospitals--138-bed Mid-Jefferson Hospital in Nederland and 236-bed Park Place Medical Center in Port Arthur--joined forces with three Baptist Healthcare System hospitals to form Five Star Health Network, a regional integrated healthcare delivery system. The network offers patients greater geographic access to services than any other system in the immediate area.

     Frye Regional Medical Center in Hickory, N.C., pursues a broad-based regional network development strategy in the central Piedmont area of North Carolina, in part by affiliating with primary care physician practices in outlying areas either in solo practices or as part of multipurpose facilities that include diagnostic services. These physicians refer patients to the hospital's tertiary care programs when such services are needed. In fiscal 1996, Frye expanded its four-county network through a partnership with two nonprofit hospitals. The three-hospital system's PHO includes 300 physicians.

     In Modesto, Calif., our large regional hospital, 433-bed Doctors Medical Center of

- --------------------------------------------------------------------------------
                  TENET HOSPITALS IN LESS-POPULATED MARKETS ARE
                 USING CREATIVE AND INNOVATIVE WAYS TO REDEFINE
                 HEALTHCARE DELIVERY IN THEIR LOCAL COMMUNITIES.
- --------------------------------------------------------------------------------

Modesto, serves as the "flagship" hospital for its local Tenet network. In fiscal 1996, Modesto was selected by the U.S. Department of the Interior to be the exclusive provider of medical services to Yosemite National Park. Two physicians with 15 support staff are based in the park at a clinic that the hospital inaugurated on Jan. 1, 1996.

[Picture of patient with a doctor.]

     Piedmont Healthcare System in Rock Hill, S.C., is another example of an emerging integrated delivery system with a single Tenet hospital serving as the hub. The "spokes" of the Piedmont network include a pain clinic, home care service, ambulatory surgical center, women's diagnostic center, ambulance service and nine primary care physician practices owned and operated by the hospital. In fiscal 1996 Piedmont successfully negotiated a 50-year extension to its contract with York County to provide hospital and healthcare services in the area.

[Picture of patient doing rehab.]

     As the above examples demonstrate, at Tenet we tailor the healthcare delivery system to the particular needs and characteristics of the communities we serve.

     [LOGO] LOOKING AHEAD -- TO FURTHER STRENGTHEN OUR POSITION IN OUR SMALLER MARKETS, WE WILL CONTINUE TO EXPAND SERVICES, EITHER BY ADDING ANCILLARY SERVICES LIKE HOME HEALTHCARE AND OUTPATIENT SERVICES, OR THROUGH STRATEGIC AFFILIATIONS WITH OTHER QUALITY PARTNERS, INCLUDING NONPROFIT HEALTHCARE PROVIDERS SUCH AS RELIGIOUS AND EDUCATIONAL INSTITUTIONS. IN SELECTED MARKETS WE MAY INTRODUCE HMOS ENABLING US TO APPROACH EMPLOYERS DIRECTLY TO SEEK NEW BUSINESS. SUCH A STRATEGY MAY BE EMPLOYED ALONE, AS IN NORTHERN CALIFORNIA WHERE WE OWN NATIONAL HEALTH PLANS, A MODESTO-BASED HMO, OR IN CONCERT WITH LOCAL PARTNERS, AS IN BIRMINGHAM, ALA., WHERE TENET'S BROOKWOOD MEDICAL CENTER OWNS AND OPERATES AN HMO IN A JOINT VENTURE WITH TWO NONPROFIT HOSPITALS. INTENSIVE SPECIALIZED SERVICES, SUCH AS ONCOLOGY, CARDIOVASCULAR AND NEUROSURGERY PROGRAMS, REPRESENT ANOTHER MEANS TO STRATEGICALLY POSITION FOR THE FUTURE. BECAUSE LESS-INTENSIVE MEDICAL PROCEDURES INCREASINGLY ARE BEING OFFERED IN OUTPATIENT SETTINGS, WE BELIEVE IT IS IMPORTANT FOR OUR HOSPITALS TO BE ABLE TO OFFER MORE SPECIALIZED SERVICES FOR THOSE PATIENTS REQUIRING INPATIENT CARE. MANY OF OUR HOSPITALS ARE ALREADY BUILDING STRONG PROGRAMS IN THESE AREAS.

[Picture of maternity floor sign at Garfield Medical Center.]

"This is a very challenging and exciting place to work. Garfield is unique because of the cultural and ethnic diversity of our patients. We have doctors and nurses who speak all the different languages and dialects of our patients. Our staff is very committed. We see the struggle our patients go through every day and we grow very close tothem and their families. Tenet has given us an increased focus on ethics and on being a role model in healthcare."

[Photo of a nurse at Garfield Medical Center.]

SHIRLEY TANG, R.N.
DIRECTOR OF REHABILITATION AND THE PEDIATRIC UNIT AT GARFIELD MEDICAL CENTER IN MONTEREY PARK, CALIF.

[LOGO] THE TENET ADVANTAGE

     Piedmont Healthcare System in Rock Hill, S.C. launched a $22 million expansion program in fiscal 1996 that will add a new open heart surgery program to the 268-bed Tenet hospital's growing list of services, as well as a new emergency room. When completed, the project will expand the hospital's current diagnostic cardiology services, give area residents more extensive treatment options closer to home and attract new business to the hospital.

[Picture of a doctor's office.]

     The funds for the Piedmont project were part of $370 million that Tenet invested to enhance patient care at its hospitals and other facilities in fiscal 1996. The money went for design and construction of new buildings, expansion and renovation of existing facilities, equipment additions and replacement, introduction of new medical technologies and various other capital improvements. Another $352 million went for the acquisition of five new acute care hospitals to strengthen our existing networks and better position our hospitals. Approximately $58 million more was used for the acquisition of physician practices connected to our hospitals.

     Part of what defines Tenet as a company is our management philosophy of "guided autonomy." Guided autonomy means that we set overall company direction and provide appropriate resources for our hospitals, while each hospital --in consultation with its governing board of physicians and local residents--determines how best to meet its community's healthcare needs. Among the resources we provide are extensive expertise in managed care contracting, group purchasing discounts for medical and other supplies, assistance in identifying and implementing new clinical developments and emerging medical technology, and regional marketing programs. All support services, most of which are now housed in our centrally located Dallas Operations Center, are intended to provide individual Tenet hospitals and medical groups with opportunities to improve patient care, expand their businesses and realize cost savings and other benefits they could not obtain on their own.

                             OUR NATIONAL RESOURCES

[Picture of Tenet's Dallas Operations Center.]

     Our success in managed care contracting in fiscal 1996 affirmed the effectiveness of this strategy. In California, for example, we negotiated to include all 26 of our hospitals in the new Blue Cross contract for that state, and all but two of our hospitals are signed up as healthcare providers to the Blue Shield network. In some areas--such as North and South Carolina, New Orleans and South Florida--we have successfully sought exclusivity agreements in our managed care contracts to give our hospitals a competitive edge in their markets. For example, the strength of the Louisiana network was reflected by the exclusive contract we signed with Community Health Network (United Healthcare) under which Tenet will provide all inpatient services for Community Health's Medicare HMO in the West Bank, Uptown and North Shore areas of New Orleans. Companywide we signed more than 400 new managed care contracts in fiscal 1996.

     Contributing to the success of our multihospital integrated healthcare delivery systems in South Florida and New Orleans were the regionwide Tenet marketing campaigns that launched the two networks. Extensive multimedia campaigns, including print, direct mail, radio and TV--a company first--were implemented in both South Florida and Louisiana.

[Picture of ad for Tenet South Florida HealthSystem.]

     In fiscal 1996 our group purchasing program, BuyPower, increased its estimated annual purchasing volume to more than $1.6 billion with the addition of Universal Health Services Inc., a large Pennsylvania-based healthcare

- --------------------------------------------------------------------------------
               ALL OF OUR SUPPORT SERVICES ARE INTENDED TO PROVIDE
               OUR HOSPITALS AND MEDICAL GROUPS WITH OPPORTUNITIES
                TO IMPROVE PATIENT CARE, EXPAND THEIR BUSINESSES
                    AND REALIZE COST SAVINGS THAT THEY WOULD
                       NOT BE ABLE TO OBTAIN ON THEIR OWN.
- --------------------------------------------------------------------------------

company, and Coram Healthcare, a national home care company. BuyPower's membership now represents more than 1,800 hospitals and other healthcare facilities, giving us additional volume-purchasing strength to reduce the cost of the supplies and equipment we need to best serve our patients. By the end of fiscal 1996 we had renegotiated over 400 supply contracts for total estimated annualized price-reduction savings of $36 million. We realized $23 million of those savings in fiscal 1996.

     Other savings came from expanded participation by our hospitals in our company's equipment maintenance program, improvements in our internal collection agency's efforts at reducing bad debt and consolidation of management, staff and services among some of our network hospitals.

     [LOGO] LOOKING AHEAD -- ADDITIONAL PRESSURES FROM MANAGED CARE PRICING AND THE PROSPECT OF REDUCTIONS IN THE LEVEL OF MEDICARE REIMBURSEMENT IN THE FUTURE MAKE IT IMPERATIVE THAT OUR COST-CONTAINMENT EFFORTS CONTINUE IN FISCAL 1997 AND BEYOND. MANY OF THE COST-CUTTING INITIATIVES WE UNDERTOOK IN FISCAL 1996 ARE DESIGNED TO REAP SIGNIFICANT LONG-TERM BENEFITS. FOR EXAMPLE, IN JULY 1995 WE SIGNED A SEVEN-YEAR CONTRACT WITH PEROT SYSTEMS FOR CONSULTING AND TECHNOLOGY SERVICES THAT ARE EXPECTED TO RESULT IN SIGNIFICANT SAVINGS FOR TENET OVER THE COURSE OF THE CONTRACT. WE WILL CONTINUE TO USE OUR SIZE AND SCOPE TO LOOK FOR AND DEVELOP WAYS TO GIVE OUR HOSPITALS, NETWORKS AND PHYSICIANS A COMPETITIVE ADVANTAGE IN THE MARKETPLACE, PARTICULARLY IN THE AREA OF INFORMATION SYSTEMS AND NEW TECHNOLOGIES. FOR EXAMPLE, IN FISCAL 1997 WE WILL LAUNCH A NEW INTERACTIVE SERVICE ON THE WORLD WIDE WEB PORTION OF THE INTERNET. THE SERVICE WILL INCLUDE TENET'S OWN WEB SITE AS WELL AS INDIVIDUAL SITES FOR MANY OF OUR HOSPITALS. EVENTUALLY ALL TENET HOSPITALS WILL BE ONLINE. THE WEB OFFERS A NEW MEDIUM THROUGH WHICH WE WILL BE ABLE TO MARKET THE WIDE RANGE OF SERVICES OFFERED AT OUR HOSPITALS.

[Picture of Creighton University.]

"Saint Joseph Hospital and Saint Joseph Center for Mental Health are the primary teaching hospitals for Creighton University School of Medicine. Our medical students and residents have been receiving training there since 1892. We've had a very good relationship with Tenet since they became the majority owners of the hospitals. The company has been very supportive of our academic emphasis, in addition to making the hospitals available for teaching purposes. We look forward to a long, productive relationship with Tenet."

[Photo of The Reverence Michael Morrison, S.J.
President of Creighton University, Omaha, Neb.]

THE REVEREND MICHAEL MORRISON, S.J.
PRESIDENT OF CREIGHTON UNIVERSITY,
OMAHA, NEB.

[LOGO] DEVELOPING PARTNERSHIPS WITH PHYSICIANS

     Graham Bolton, M.D., Medical Director of the Senior Clinic at Tenet's RHD Memorial Hospital in Dallas, is the sixth member of his family to practice medicine in a line stretching back to Civil War times. Dr. Bolton has one major advantage over his forebears, however: He spends less time worrying about day-to-day management of his practice.

     Because of the crucial role they play at the heart of our integrated healthcare delivery networks, Tenet is committed to continuing its strong relationships with physicians by providing them with the resources they need to do what they do best--practice medicine. As part of that effort, we offer physicians a variety of support services, from management of their practices to assistance with managed care contracting and training in new clinical developments and emerging medical technologies.

     During fiscal 1996 we enhanced our delivery networks by acquiring or assuming the management of physician practices in many key geographic areas, including Greater New Orleans, Florida, Southern California, Alabama, Georgia, Arkansas, Missouri, North Carolina, South Carolina and Texas. In the Greater New Orleans area alone, we own or manage the practices of over 100 physicians.

[Picture of patient with a doctor.]

     As part of our efforts to increase efficiency and reduce costs for the over 600 physicians whose practices Tenet owns or manages nationwide, we established Dallas-based Tenet Physician Services to support the business needs of those practices. In fiscal 1996, Tenet Physician Services began consolidating the management of these physician practices into five regional management services organizations (MSOs)--in California, Florida, Louisiana, Texas and Atlanta-- under the guidance of regional managers with experience in physician practice management. The purpose of the consolidation is to achieve consistency and improve the efficiency of the practices while providing them with all the resources available under the Tenet corporate umbrella, including access to sophisticated computer and information systems. Because of the expense, these systems may not be financially feasible for small, independent practices. By the end of fiscal 1996 the department had installed the Medic computerized practice management system in 176 Tenet-owned or managed practices. We plan to add another 175 to the system over the next 12 months

[Picture of monitors.]

                             ACCESS TO MANAGED CARE

     One of the most difficult issues facing the individual physician in today's healthcare market is providing quality care in the face of pressures to maintain or reduce healthcare costs. One solution is having greater access to managed care contracts. In fiscal 1996 we continued to provide cooperative venture opportunities for Tenet-affiliated physicians--including membership in IPAs and PHOs--under which they can share managed care risk and negotiate contracts together. Tenet offers physicians the opportunity to become partners with a large, financially stable company with extensive corporate resources.

     As part of our efforts to help our hospitals and physician practices negotiate financially and operationally sound managed care contracts, our Managed Care Business Development department in Dallas is developing a computer system that tracks contract information. The department also compiles actuarial data on patients at all Tenet hospitals in order to provide highly detailed cost estimates for specific treatments and patient populations. This data will allow our hospitals and physician practices to more accurately project costs of delivering patient care under any proposed capitated-risk contract.

- --------------------------------------------------------------------------------
 TENET IS COMMITTED TO CONTINUING ITS STRONG RELATIONSHIP WITH PHYSICIANS BY
  PROVIDING THEM WITH THE RESOURCES THEY NEED TO DO WHAT THEY DO BEST--
                           PRACTICE MEDICINE

[Picture of two doctors.]
- --------------------------------------------------------------------------------

                          PROVIDING EDUCATIONAL SUPPORT

     Tenet further supports its physicians by sponsoring continuing education programs and seminars. In fiscal 1996 our Medical Affairs department conducted training seminars for physicians in such areas as quality improvement and new medical technologies, including endoscopic minimally invasive cardiac and thoracic surgery. In December 1995 Tenet received provisional national accreditation from the Accreditation Council for Continuing Medical Education allowing the company to offer physicians Category I CME credits for ACCME-approved continuing education courses it sponsors through its Medical Affairs department.

     Our company also is committed to helping educate new physicians. Several of our hospitals have agreements with university medical schools to act as graduate training sites for physicians. In Los Angeles, Tenet owns and operates USC University Hospital, a quarternary-care referral center and a teaching hospital for the University of Southern California School of Medicine. Tenet also operates Saint Joseph Hospital, the primary teaching hospital for Creighton University School of Medicine in Omaha, Neb. In Houston, Tenet's Park Plaza Hospital has developed a family practice outpatient center staffed by Baylor College of Medicine physicians and residents. Tenet's Spalding Regional Hospital in Griffin, Ga., serves as a continuing medical education center for Emory University School of Medicine in Atlanta. Tenet's St. Francis Hospital in Memphis, Tenn., is a training site for family practice residents at the University of Tennessee Medical School, and Palmetto General Hospital, a Tenet facility in Hialeah, Fla., serves as a training site for family practice residents at Nova Southeastern University. Tenet recently signed an affiliation agreement with Louisiana State University Medical School under which two Tenet hospitals--Memorial Medical Center (formerly Mercy+Baptist Medical Center) in New Orleans and Kenner Regional Medical Center in Kenner, La.--will become teaching hospitals for the university.


     [LOGO] LOOKING AHEAD -- USING OUR EXTENSIVE EXPERIENCE IN STATES WITH HEAVY MANAGED CARE PENETRATION, SUCH AS CALIFORNIA AND FLORIDA, TENET WILL HELP ITS AFFILIATED PHYSICIANS BETTER POSITION THEMSELVES IN AREAS LIKE THE SOUTHEAST, WHERE MANAGED CARE IS STILL EVOLVING. FURTHER, OUR COMPANY'S INVOLVEMENT IN THE MEDICARE CHOICES DEMONSTRATION PROJECT IN NEW ORLEANS WILL GIVE PHYSICIANS THROUGHOUT THE TENET SYSTEM ACCESS TO THE EXPERTISE WE DEVELOP AS A RESULT OF THAT PROJECT--EXPERTISE WHICH, WE BELIEVE, WILL PROVE INVALUABLE IF MEDICARE CHANGES TO A MANAGED CARE MODEL FOR REIMBURSEMENT. IN FISCAL 1997 AND BEYOND, WE WILL FOCUS ON EXPANDING OUR STRONG BASE OF PRIMARY CARE PHYSICIANS TO SERVE AS "GATEKEEPERS" FOR MANAGED HEALTHCARE DELIVERY.


[Picture of doctor treating a patient.]

"I've been in practice for 44 years and I still look forward to coming to work every day. In part, I think that's because there's someone managing my practice whom I can rely on and trust to do what's right for my patients. Most of us are too busy taking care of the medical part of our practice to interject ourselves into the business part. Tenet has the expertise, the track record and the integrity to assume that responsibility. I've had a very good working relationship with them. "Tenet is committed to continuing its strong relationships with physicians by providing them with the resources they need to do what they do best--practice medicine.


[Picture of Graham Bolton, M.D.
Medical Director of the Senior Clinic at RHD Memorial Hospital in Dallas]

GRAHAM BOLTON, M.D.
MEDICAL DIRECTOR OF THE SENIOR CLINIC AT RHD MEMORIAL HOSPITAL IN DALLAS

[LOGO] FINANCIAL SUMMARY


SELECTED FINANCIAL DATA
CONTINUING OPERATIONS                                                             YEARS ENDED MAY 31,
                                                            ----------------------------------------------------------------------
(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)                  1996           1995           1994           1993           1992
- ----------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS:
Net operating revenues                                         $ 5,559        $ 3,318        $ 2,943        $ 3,178        $ 2,934
                                                            ----------------------------------------------------------------------
Operating expenses:
   Salaries and benefits                                        (2,194)        (1,367)        (1,293)        (1,465)        (1,328)
   Supplies                                                       (764)          (432)          (339)          (349)          (319)
   Provision for doubtful accounts                                (290)          (137)          (107)          (115)          (123)
   Other operating expenses                                     (1,212)          (759)          (667)          (689)          (616)
   Depreciation                                                   (240)          (164)          (143)          (142)          (122)
   Amortization                                                    (81)           (31)           (18)           (18)           (19)
   Impairment losses                                               (86)             -              -              -              -
   Restructuring charges                                             -            (37)           (77)           (52)           (18)
                                                            ----------------------------------------------------------------------
Operating income                                                   692            391            299            348            389
Interest expense, net of capitalized portion                      (312)          (138)           (70)           (75)           (89)
Investment earnings                                                 22             27             28             21             29
Equity in earnings of unconsolidated affiliates                     20             28             23             13              6
Minority interests in income of consolidated subsidiaries          (22)            (9)            (8)           (10)            (7)
Net gains on disposals of facilities and long-term
   investments and sales of subsidiaries' common stock             346             30             88            122             31
                                                            ----------------------------------------------------------------------
Income from continuing operations before income taxes              746            329            360            419            359
Taxes on income                                                   (348)          (135)          (144)          (155)          (141)
                                                            ----------------------------------------------------------------------
Income from continuing operations                              $   398        $   194        $   216        $   264        $   218
                                                            ----------------------------------------------------------------------
                                                            ----------------------------------------------------------------------
Earnings per share from continuing operations,
   fully-diluted                                               $  1.86        $  1.06        $  1.23        $  1.49        $  1.19
Cash dividends per common share                                $    --        $    --        $  0.12        $  0.48        $  0.46
- ----------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
Working capital (deficit)                                      $   411        $   268        $  (196)       $   156        $   224
Total assets                                                     8,332          7,918          3,697          4,173          4,236
Long-term debt, excluding current portion                        3,191          3,273            223            892          1,066
Shareholders' equity                                             2,636          1,986          1,320          1,752          1,674
Book value per common share                                    $ 12.21        $  9.93        $  7.95        $ 10.56        $ 10.03
- ----------------------------------------------------------------------------------------------------------------------------------

ON MARCH 1, 1995, THE COMPANY ACQUIRED ALL THE OUTSTANDING COMMON STOCK OF AMERICAN MEDICAL HOLDINGS, INC. FOR $1.5 BILLION IN CASH AND 33.2 MILLION SHARES OF THE COMPANY'S COMMON STOCK VALUED AT $488 MILLION. SEE NOTE 2 IN THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

[LOGO]  MANAGEMENT'S DISCUSSION AND ANALYSIS
        OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity for the year ended May 31, 1996 was derived principally from the cash proceeds from operating activities, disposals of assets and investments, realization of tax benefits associated with losses from its discontinued psychiatric business, proceeds from the exercises of performance investment plan options and borrowings under the Company's secured and unsecured bank credit agreements. Net cash provided by operating activities for the year ended May 31, 1996 was $195 million after net expenditures of $97 million for discontinued operations and restructuring charges. During 1995 it was a negative $7 million, principally due to net expenditures of $427 million for discontinued operations and restructuring charges. Net cash provided by operating activities in 1994 was $147 million. Management believes that future cash flows from operations will continue to be positive. This liquidity, along with the availability of credit under the Company's unsecured credit agreement, should be adequate to meet debt service requirements and to finance planned capital expenditures and other known operating needs over the short-term (up to 18 months) and the long-term (18 months to three years).

  The Company's cash and cash equivalents at May 31, 1996 were $89 million, a decrease of $66 million from May 31, 1995. Working capital at May 31, 1996 was $411 million, compared to $268 million at May 31, 1995 and a working capital deficit of $196 million at May 31, 1994. The increase in working capital at May 31, 1996 is primarily attributable to a decrease in the current portion of long-term debt as a new March 1996 credit agreement, described below, eliminated previously required quarterly payments of debt.

  Net proceeds from the sales of facilities, investments and other assets were $548 million during 1996, compared to $172 million during 1995 and $569 million in 1994. During 1996 the Company sold its two hospitals and related businesses in Singapore, its 30% interest in a hospital in Malaysia, its 40% interest in a hospital in Thailand, and its 52% interest in a company owning nine hospitals and a pathology business in Australia. The net cash proceeds from all of these sales aggregated approximately $324 million. In May 1996 the Company sold its 42% interest in Westminster Health Care Holdings PLC (-Westminster') in England for approximately $120 million. Also during 1996, the Company received approximately $92 million for its Hillhaven preferred stock in connection with the acquisition of The Hillhaven Corporation (-Hillhaven') by Vencor, Inc. (- Vencor'). In June 1996 the Company sold its former corporate headquarters building in Santa Monica, California. The proceeds from all of these transactions were used to repay bank loans. The Company's previously announced plan to divest itself of its non-core assets is now substantially complete.

  In March 1996 the Company entered into a new, five-year $1.55 billion unsecured revolving credit agreement. This agreement replaced the Company's $2.3 billion secured bank term loan and revolving credit agreement dated February 28, 1995. Borrowings under the new agreement are unsecured and will mature on March 1, 2001. The Company generally may repay or prepay loans made under the agreement and may reborrow at any time prior to such maturity date. The new agreement provides lower interest margins, generally has less restrictive covenants than the former agreement and, as mentioned above, eliminates previously required quarterly repayments of principal. The credit agreement, among other requirements, has limitations on other borrowings, liens, investments, the sale of all or substantially all assets and prepayment of subordinated debt, a prohibition against the Company declaring

[LOGO]  MANAGEMENT'S DISCUSSION AND ANALYSIS
        OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                                               CONTINUED

or paying a dividend or purchasing its stock unless its senior long-term unsecured debt securities are rated BBB or higher by Standard and Poors' Ratings Services and Baa3 or higher by Moody's Investors Services, Inc., and covenants regarding maintenance of net worth, debt ratios and fixed charge coverages. Current debt ratings on the Company's senior debt securities are BB by Standard and Poors and Ba1 by Moody's.

  Gross proceeds from borrowings amounted to $3.0 billion during the year ended May 31, 1996, consisting primarily of borrowings of $2.1 billion under the Company's bank credit agreements, $487 million in net proceeds from the sale of 8 5/8% senior notes, and $311 million in net proceeds from the sale of 6% exchangeable subordinated notes. Borrowings in the prior year amounted to $3.4 billion. Loan repayments were $3.2 billion in 1996 and $2.1 billion during 1995.

  Cash payments for property and equipment were $370 million in 1996, compared to $264 million in 1995. Capital expenditures for the Company, before any significant acquisitions of facilities and other healthcare operations, are expected to be approximately $300 million to $400 million annually. Such capital expenditures relate primarily to the development of healthcare services networks in selected geographic markets, design and construction of new buildings, expansion and renovation of existing facilities, equipment additions and replacement, introduction of new medical technologies and various other capital improvements.

  During fiscal 1996 the Company spent $410 million for purchases of new businesses, net of cash acquired. These include five general hospitals and a number of physician practices. These acquisitions were financed primarily by borrowings under the Company's credit agreements.

  The Company's strategy includes the pursuit of growth through the development of integrated healthcare systems in certain strategic markets, including joint ventures, hospital acquisitions and physician practice acquisitions. All or portions of this growth may be financed through available loans under the Company's revolving credit agreement or,depending on capital market conditions, the sale of additional debt or equity securities or other bank borrowings. The Company's unused borrowing capacity under its revolving credit agreement was $575 million at May 31, 1996.

THE AMH MERGER

On March 1, 1995, in a transaction accounted for as a purchase, the Company acquired American Medical Holdings, Inc., (together with its subsidiaries, "AMH") for $1.5 billion in cash and 33.2 million shares of the Company's common stock valued at $488 million. In connection with the acquisition, the Company also repaid $1.8 billion of debt. The acquisition and debt retirements were financed by borrowings under the February 28, 1995 credit agreement and the public issuance of $1.2 billion in new debt securities.

  Prior to the merger, the Company operated 33 domestic general hospitals with 6,620 licensed beds in six states and a small number of skilled nursing facilities, rehabilitation hospitals and psychiatric hospitals located on or near general hospital campuses. With the merger, the Company acquired 37 domestic general hospitals with 8,831 beds, bringing its domestic general hospital complement at that time to 70 hospitals with 15,451 licensed beds in 13 states. The acquisition also included ancillary facilities at or nearby many of AMH's hospitals, including outpatient surgery centers, rehabilitation units, long-term-care facilities, a psychiatric hospital, home healthcare programs and ambulatory, occupational and rural healthcare clinics.

  Management believes that the transaction has strengthened the Company in its existing markets and enhanced its ability to deliver quality, cost-effective healthcare services in new markets. The consolidation of the two companies has resulted in certain cost savings, estimated to be at least $60 million in the fiscal year ended May 31, 1996. These savings are before any severance or other costs of implementing certain efficiencies and have been realized through
(i) the elimination of duplicate corporate overhead expenses, (ii) reduced supplies expense through the incorporation of the acquired facilities into the Company's existing group-purchasing program, (iii) the achievement of lower information system costs through consolidation and outsourcing and (iv) improved collection of the acquired AMH facilities' accounts receivable.

RESULTS OF OPERATIONS

Income from continuing operations before income taxes was $746 million in 1996, compared with $329 million and $360 million in 1995 and 1994, respectively. The most significant transactions affecting the results of continuing operations were (i) the acquisition of AMH, (ii) the financing of the acquisition, which added more than $250 million annually in interest expense and (iii) a series of divestitures during fiscal 1996, 1995 and 1994.

  Fiscal 1996 includes the sales of the Company's interests in its hospitals and related healthcare businesses in Singapore, Australia, Malaysia and Thailand, its interest in Westminster, the sale of the Company's investment in preferred stock of Hillhaven, and the exchange of its interest in the common stock of Hillhaven for 8,301,067 shares of common stock of Vencor. Fiscal 1995 includes the sale of a 75% interest in Total Renal Care Holdings, Inc.(-TRC'). Fiscal 1994 includes the sale of all but six of the Company's rehabilitation hospitals and related outpatient clinics and the sale to Hillhaven of all but seven of the Company's long-term-care facilities, all of which had been leased to Hillhaven. These transactions and other unusual pretax items relating to impairment losses and restructuring charges are shown below:

(IN MILLIONS)                                                               1996           1995           1994
- -----------------------------------------------------------------------------------------------------------------
Gain (loss) on sales of facilities and long-term investments              $  329         $   (2)         $  88
Gains on sales of subsidiary's common stock                                   17             32              -
Impairment losses                                                            (86)             -              -
Restructuring charges                                                          -            (37)           (77)
                                                                       ------------------------------------------
Net unusual pretax items (after tax-$0.59 fully diluted
per share in 1996, ($0.03) in 1995 and $0.04 in 1994)                     $  260         $   (7)          $ 11
                                                                       ------------------------------------------
                                                                       ------------------------------------------


Income from continuing operations before income taxes, excluding the unusual items in the table above, was $486 million in 1996, $336 million in 1995 and $349 million in 1994 and fully-diluted earnings per share from continuing operations was $1.27, $1.09 and $1.19, respectively.

[LOGO]  MANAGEMENT'S DISCUSSION AND ANALYSIS
        OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                                               CONTINUED

The following is a summary of continuing operations for the past three fiscal years:

                                             1996           1995           1994              1996           1995           1994
- ----------------------------------------------------------------------------------------------------------------------------------
                                                    (DOLLARS IN MILLIONS)                 (PERCENTAGE OF NET OPERATING REVENUES)
Net operating revenues:
    Domestic general hospitals            $  5,133       $  2,777       $  2,133             92.3%          83.7%          72.5%
    Other domestic operations (1)              375            310            275              6.8%           9.3%           9.4%
    International operations                    51            214            175              0.9%           6.5%           5.9%
    Divested operations (2)                      -             17            360              -              0.5%          12.2%
                                          ---------------------------------------------------------------------------------------
                                             5,559          3,318          2,943            100.0%         100.0%         100.0%
                                          ---------------------------------------------------------------------------------------
                                          ---------------------------------------------------------------------------------------
Operating expenses:
    Salaries and benefits                  (2,194)        (1,367)        (1,293)             39.5%          41.2%          43.9%
    Supplies                                 (764)          (432)          (339)             13.7%          13.0%          11.5%
    Provision for doubtful accounts          (290)          (137)          (107)              5.2%           4.1%           3.6%
    Other operating expenses               (1,212)          (759)          (667)             21.8%          22.9%          22.7%
    Depreciation                             (240)          (164)          (143)              4.3%           5.0%           4.9%
    Amortization                              (81)           (31)           (18)              1.5%           0.9%           0.6%
    Impairment losses                         (86)             -              -               1.6%            -              -
    Restructuring charges                       -            (37)           (77)               -             1.1%           2.6%
                                          ---------------------------------------------------------------------------------------
Operating income                          $   692        $   391        $   299              12.4%          11.8%          10.2%
                                          ---------------------------------------------------------------------------------------
                                          ---------------------------------------------------------------------------------------

(1) Net operating revenues of other domestic operations consist primarily of revenues from (i) the Company's rehabilitation hospitals, long-term-care facilities and psychiatric hospitals which have not been divested; (ii) healthcare joint ventures operated by the Company; (iii) subsidiaries of the Company offering health maintenance organizations, preferred provider organizations and indemnity products; and (iv) revenues earned by the Company in consideration of the guarantees of certain indebtedness and leases of Vencor and other third parties.

(2) Net operating revenues of divested operations consist of revenues from (i) TRC prior to the August 1994 sale of the Company's approximately 75% equity interest; (ii) 29 rehabilitation hospitals and 45 related satellite outpatient clinics prior to their sales to HealthSouth in January and March of 1994; (iii) and lease income from long-term-care facilities prior to their sales to Hillhaven in fiscal 1994.

  Net operating revenues were $5.6 billion in 1996, compared with $3.3 billion in 1995 and $2.9 billion in 1994. The current year includes revenues attributable to facilities acquired in the AMH merger for the entire fiscal year. The prior year includes three months of revenues attributable to the facilities acquired in the AMH merger.

  Operating income before impairment losses and restructuring charges increased 81.8% to $778 million in 1996 from $428 million in 1995 and $376 million in 1994. The operating margin on this basis increased to 14.0% from 12.9% in 1995 and 12.8% in 1994. The increase in the operating margin is due primarily to effective cost-control programs in the hospitals and the implementation of overhead reduction plans.

  The table below sets forth certain selected historical operating statistics for the Company's domestic general hospitals:

                                                                                                       INCREASE
                                                                                                      (DECREASE)
                                                          1996           1995           1994         1995 TO 1996
- ------------------------------------------------------------------------------------------------------------------
Domestic general hospitals operating data:
  Number of hospitals (at end of period)                       74             70             35             4
  Licensed beds (at end of period)                         16,666         15,622          6,873           6.7%
  Net inpatient revenues (in millions)                     $3,440         $1,938       $1,568.0          77.5%
  Net outpatient revenues (in millions)                    $1,572           $786         $557.0         100.0%
  Admissions                                              487,601        267,868        207,868          82.0%
  Equivalent admissions                                   689,619        358,664        271,004          92.3%
  Average length of stay (days)                               5.6            5.6            5.6              -
  Patient days                                          2,710,062      1,507,865      1,154,030          79.7%
  Equivalent patient days                               3,796,184      1,997,508      1,493,314          90.0%
  Net inpatient revenues per patient day                   $1,269         $1,285         $1,359         (1.2)%
  Utilization of licensed beds                               44.9%          46.4%          46.8%        (1.5)%*
  Outpatient visits                                     5,609,550      2,293,586      1,472,258         144.6%
- ------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------

* The % change is the difference between the 1996 and 1995 percentages shown.

The table below sets forth certain selected operating statistics for the Company's domestic general hospitals, including those facilities acquired from AMH, on a same-store basis:

                                                           1996           1995      INCREASE(DECREASE)
- -------------------------------------------------------------------------------------------------------
Number of hospitals                                            68             68              -
Average licensed beds                                      15,218         15,227         (0.1)%
Patient days                                            2,506,668      2,533,785         (1.1)%
Net inpatient revenues per patient day                     $1,282         $1,245           3.0%
Admissions                                                451,134        441,310           2.2%
Net inpatient revenues per admission                       $7,125        $ 7,149         (0.3)%
Outpatient visits                                       5,225,621      4,231,726          23.5%
Average length of stay (days)                                 5.6            5.7         (0.1)*
- -------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------

* THE % CHANGE IS THE DIFFERENCE BETWEEN THE 1996 AND 1995 PERCENTAGES SHOWN.

  There continue to be increases in inpatient acuity and intensity of services as less-intensive services shift from an inpatient to an outpatient basis or to alternative healthcare delivery services because of technological improvements and continued pressures by payors to reduce admissions and lengths of stay.

  The Company continues to experience an increase in Medicare revenues as a percentage of total patient revenues. The Medicare program accounted for approximately 40% of the net patient revenues of the domestic general hospitals in 1996 and 39% and 36% in 1995 and 1994, respectively. Historically, rates paid under Medicare's prospective payment system for inpatient services have increased, but such increases have been less than cost increases. Payments for Medicare outpatient services are presently cost-reimbursed, but there are certain proposals pending that would convert Medicare reimbursement for outpatient services to a prospective payment system which, if implemented, may result in reduced payments. Medicaid programs in certain states in which the Company operates also are undergoing changes that will result in reduced payments to hospitals.

[LOGO]  MANAGEMENT'S DISCUSSION AND ANALYSIS
        OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                                               CONTINUED

  The Company has implemented hospital cost-control programs and overhead reductions and is forming integrated healthcare delivery systems to address the reduced payments. Pressures to control healthcare costs have resulted in an increase in the percentage of revenues attributable to managed care payors. The percentage of the Company's net operating revenues attributable to managed care was approximately 28.6% in 1996, 26.7% in 1995, and 23.9% in 1994. The Company anticipates that its managed care business will continue to increase in the future.

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

  Net operating revenues from the Company's other domestic operations increased 21.0% to $375 million in 1996, compared with $310 million in 1995 and $275 million in 1994. This increase primarily reflects continued growth of National Health Plans, the Company's HMO and health insurance subsidiary, and the growth of joint ventures and physician practices.

  The $163 million decrease in net operating revenues from the Company's international operations for the current fiscal year compared to the prior fiscal year is attributable to the sales of the Company's hospitals and related healthcare businesses in Singapore and Australia. Net operating revenues and operating profits of the sold international facilities for the period from June 1, 1995 through the dates of sales were $51 million and $7 million, respectively.

  Operating expenses, which include salaries and benefits, supplies, provision for doubtful accounts, depreciation and amortization, impairment losses, restructuring charges and other operating expenses, were $4.9 billion in 1996, $2.9 billion in 1995 and $2.6 billion in 1994. Operating expenses for the current year include 12 months of operating expenses from the facilities acquired in the AMH merger and the prior year includes three months of operating expenses from the facilities acquired in the AMH merger, and to that extent, the current and prior-year periods are not comparable. Fiscal 1995 and 1994 also include the operating expenses of the international and other divested operations discussed above.

  Salaries and benefits expense as a percentage of net operating revenues was 39.5% in 1996, 41.2% in 1995 and 43.9% in 1994. The improvement in 1996 is attributable primarily to reductions in staffing levels in the hospitals and corporate offices, implemented following the AMH merger.

  Supplies expense as a percentage of net operating revenues was 13.7% in 1996, 13.0% in 1995 and 11.5% in 1994. The increase over the prior year is attributable primarily to a higher supplies expense in the facilities acquired in the AMH merger and subsequent thereto. The increase is also attributable to the sales of the Company's international operations. Supplies expense as a percentage of net operating revenues at the international facilities were substantially less than supplies expense as a percentage of net operating revenues at the domestic general hospital operations. The Company expects to continue to reduce supplies expense through incorporating acquired facilities into the Company's existing group-purchasing program.

  The provision for doubtful accounts as a percentage of net operating revenues was 5.2% in 1996, 4.1% in 1995 and 3.6% in 1994. The increase is attributable primarily to higher bad debt experience at the facilities acquired in the AMH merger and subsequent thereto. The Company, through its collection subsidiary, Syndicated Office

Systems, has been establishing improved follow-up collection systems by consolidating the collection of accounts receivable in all the Company's facilities.

  Other operating expenses as a percentage of net operating revenues were 21.8% in 1996, 22.9% in 1995 and 22.7% in 1994. The improvement in 1996 reflects the effects of the cost-control programs and overhead-reduction plans mentioned herein.

  Depreciation and amortization expense increased from 1995 and 1994 primarily due to the AMH merger. Goodwill amortization associated with the AMH merger is approximately $64 million annually.

  Impairment losses representing non cash charges of $86 million were recorded in fiscal 1996 in accordance with Statement of Financial Accounting Standards No. 121, under which the carrying value of property, plant and equipment and intangible assets at four general hospitals and three rehabilitation hospitals and the cost of one undeveloped parcel of land have been written down to their fair values.

  Restructuring charges of $37 million in fiscal 1995 were recorded in connection with the AMH merger. These charges included severance payments and outplacement services for involuntary terminations of approximately 890 former employees of the Company and other costs related to consolidating the operations of the two companies. Restructuring charges of $77 million in fiscal 1994 were recorded in connection with a plan to significantly decrease overhead costs through a reduction in corporate and divisional staffing levels and to review the resulting office space needs of all corporate operations.

  Interest expense, net of capitalized interest, was $312 million in 1996, compared with $138 million in 1995 and $70 million in 1994. The increase between 1995 and 1996 was due primarily to the acquisition of AMH and the senior notes and bank loans used to finance the acquisition and to retire debt in connection with the merger.

  Investment earnings were $22 million in 1996, $27 million in 1995 and $28 million in 1994, and were derived primarily from notes receivable and investments in debt and equity securities.

  Equity in earnings of unconsolidated affiliates was $20 million in 1996, $28 million in 1995 and $23 million in 1994. Substantially all of the decrease between 1995 and 1996 is due to the exchange of the Company's investment in Hillhaven for common stock in Vencor. During 1995 the Company's equity in the earnings of Hillhaven was $16 million. In 1996 it was $7 million through the date of the exchange and nothing thereafter. The Company's equity in the earnings of Westminster was $6 million in 1995 and $7 million in 1996. The Company sold its investment in Westminster in May 1996.

  Minority interest in income of consolidated subsidiaries increased in the current year due to improved operating results at consolidated, but not wholly-owned facilities and to the effects of minority interests recorded at facilities acquired in the AMH merger. Minority interest expense was $22 million in 1996, $9 million in 1995 and $8 million in 1994.

  Taxes on income as a percentage of pretax income from continuing operations were 47% in 1996, 41% in 1995 and 40% in 1994. The Company's effective tax-rate increase in 1996 is primarily due to (i) additional amortization of goodwill resulting from the AMH merger and (ii) gains from the sales of international operations. The amortization expense arising from the merger is a noncash charge but provides no income tax benefits.

BUSINESS OUTLOOK

The challenge facing the Company and the healthcare industry is to continue to provide quality patient care in an environment of rising costs, strong competition for patients, and a general reduction of reimbursement by both private and government payors. Because of national, state and private industry efforts to reform healthcare delivery and payment systems, the healthcare industry as a whole faces increased uncertainty. The Company is unable to predict whether any healthcare legislation at the federal and/or state level will be passed in the future, but it continues to monitor all proposed legislation and analyze its potential impact in order to formulate the Company's future business strategies.

CONSOLIDATED STATEMENT OF OPERATIONS


                                                                                             YEARS ENDED MAY 31
                                                                             ---------------------------------------------
(DOLLAR AMOUNTS, EXCEPT PER SHARE AMOUNTS, ARE EXPRESSED IN MILLIONS)                 1996          1995           1994
- --------------------------------------------------------------------------------------------------------------------------
Net operating revenues                                                           $  5,559       $  3,318       $  2,943
                                                                             ---------------------------------------------
Operating expenses:
 Salaries and benefits                                                             (2,194)        (1,367)        (1,293)
 Supplies                                                                            (764)          (432)          (339)
 Provision for doubtful accounts                                                     (290)          (137)          (107)
 Other operating expenses                                                          (1,212)          (759)          (667)
 Depreciation                                                                        (240)          (164)          (143)
 Amortization                                                                         (81)           (31)           (18)
 Impairment losses                                                                    (86)            --             --
 Restructuring charges                                                                 --            (37)           (77)
                                                                             ---------------------------------------------
Operating income                                                                      692            391            299
                                                                             ---------------------------------------------
Interest expense, net of capitalized portion                                         (312)          (138)           (70)
Investment earnings                                                                    22             27             28
Equity in earnings of unconsolidated affiliates                                        20             28             23
Minority interests in income of consolidated subsidiaries                             (22)            (9)            (8)
Net gain (loss) on disposals of facilities and long-term investments                  329             (2)            88
Gains on sales of subsidiary's common stock                                            17             32             --
                                                                             ---------------------------------------------
Income from continuing operations before income taxes                                 746            329            360
Taxes on income                                                                      (348)          (135)          (144)
                                                                             ---------------------------------------------
Income from continuing operations                                                     398            194            216
Discontinued operations                                                               (25)            (9)          (701)
Extraordinary charges from early extinguishment of debt                               (23)           (20)            --
Cumulative effect of a change in accounting principle                                  --             --             60
                                                                             ---------------------------------------------
Net income (loss)                                                                  $  350         $  165        $  (425)
                                                                             ---------------------------------------------
                                                                             ---------------------------------------------
Earnings (loss) per share:
 Primary:
   Continuing operations                                                          $  1.90        $  1.10        $  1.29
   Discontinued operations                                                          (0.12)         (0.06)         (4.19)
   Extraordinary charge                                                             (0.11)         (0.11)            --
   Cumulative effect of a change in accounting principle                               --             --           0.36
                                                                             ---------------------------------------------
                                                                                  $  1.67        $  0.93       $  (2.54)
                                                                             ---------------------------------------------
                                                                             ---------------------------------------------
 Fully diluted:
   Continuing operations                                                          $  1.86        $  1.06        $  1.23
   Discontinued operations                                                          (0.12)         (0.05)         (4.10)
   Extraordinary charges                                                            (0.11)         (0.10)            --
   Cumulative effect of a change in accounting principle                               --             --           0.33
                                                                             ---------------------------------------------
                                                                                  $  1.63        $  0.91       $  (2.54)
                                                                             ---------------------------------------------
                                                                             ---------------------------------------------
Weighted average shares and share equivalents outstanding (in thousands):
 Primary                                                                          209,492        176,817        167,024
 Fully diluted                                                                    216,676        190,139        181,087
- --------------------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------------------




SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEETS

                                                                                    MAY 31
                                                                        -----------------------------
(DOLLAR AMOUNTS ARE EXPRESSED IN MILLIONS)                                      1996          1995
- -----------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
    Cash and cash equivalents                                               $     89      $    155
    Short-term investments in debt securities                                    112           139
    Accounts and notes receivable, less allowance for doubtful
         accounts ($156 in 1996 and $184 in 1995)                                838           565
    Inventories of supplies, at cost                                             128           116
    Deferred income taxes                                                        279           410
    Assets held for sale                                                          39           184
    Prepaid expenses and other current assets                                     60            55
                                                                        -----------------------------
         Total current assets                                                  1,545         1,624
                                                                        -----------------------------
Investments and other assets                                                     518           362
Property, plant and equipment, net                                             3,648         3,319
Costs in excess of net assets acquired, less accumulated
         amortization ($86 in 1996 and $21 in 1995)                            2,574         2,511
Other intangible assets, at cost, less accumulated
         amortization ($37 in 1996 and in 1995)                                   47           102
                                                                        -----------------------------
                                                                            $  8,332      $  7,918
                                                                        -----------------------------
                                                                        -----------------------------
- -----------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Current portion of long-term debt                                       $     60      $    252
    Accounts payable                                                             380           359
    Employee compensation and benefits                                           120           162
    Accrued interest payable                                                      68            57
    Income taxes payable                                                          33             2
    Other current liabilities                                                    473           524
                                                                        -----------------------------
         Total current liabilities                                             1,134         1,356
                                                                        -----------------------------
Long-term debt, net of current portion                                         3,191         3,273
Other long-term liabilities and minority interests                               977         1,002
Deferred income taxes                                                            394           301
Commitments and contingencies
Shareholders' equity:
    Common stock, $0.075 par value; authorized 450,000,000 shares;
         218,713,406 shares issued at May 31, 1996 and May 31, 1995               16            16
    Additional paid-in capital                                                 1,542         1,502
    Unrealized gains on investments in debt and equity securities                 28            --
    Retained earnings                                                          1,090           740
    Less common stock in treasury, at cost, 2,790,967 at May 31, 1996
         and 18,775,274 shares at May 31, 1995                                   (40)         (272)
                                                                        -----------------------------
         Total shareholders' equity                                            2,636         1,986
                                                                        -----------------------------
                                                                            $  8,332      $  7,918

- -----------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.                  25

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                            YEARS ENDED MAY 31
                                                                             ---------------------------------------------
(DOLLAR AMOUNTS ARE EXPRESSED IN MILLIONS)                                            1996           1995           1994
- ---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                                   $  350         $  165        $  (425)
Adjustments to reconcile net income (loss) to net cash
   provided by (used in) operating activities:
       Depreciation and amortization                                                   321            195            198
       Deferred income taxes                                                           243             95           (253)
       Gains on sales of facilities and long-term investments                         (346)           (30)           (88)
       Additions to reserves for discontinued operations,
          impairment losses and restructuring charges                                  127             51          1,175
       Extraordinary charges from early extinguishment of debt                          23             20             --
       Other items                                                                      12             (6)           (22)
Increase (decrease) in cash from changes in operating assets and liabilities, net of effects from purchases of new businesses:
       Accounts and notes receivable, net                                             (256)           (47)           (65)
       Inventories, prepaid expenses and other current assets                          (12)             1            (21)
       Accounts payable, accrued expenses and income taxes payable                     (64)           (28)           (31)
       Noncurrent accrued expenses and other liabilities                              (106)             4             (2)
Net expenditures for discontinued operations and restructuring charges                 (97)          (427)          (319)
                                                                              ---------------------------------------------
       Net cash provided by (used in) operating activities                             195             (7)           147
- ---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment                                            (370)          (264)          (185)
Purchases of new businesses, net of cash acquired                                     (410)        (1,429)            (5)
Proceeds from sales of facilities, long-term investments and other assets              548            172            569
Other items                                                                            (36)             8              7
                                                                              ---------------------------------------------
   Net cash provided by (used in) investing activities                                (268)        (1,513)           386
- ---------------------------------------------------------------------------------------------------------------------------
                                                                     (CONTINUED)




                                                                                           YEARS ENDED MAY 31,
                                                                             ---------------------------------------------
(DOLLAR AMOUNTS ARE EXPRESSED IN MILLIONS)                                          1996            1995            1994
- ---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings
                                                                                    2,961          3,445             91
Loan Payments                                                                      (3,187)        (2,091)          (428)
Proceeds from exercises of performance investment plan options                        203             --             --
Proceeds from exercises of stock options                                               30              3              1
Cash dividends paid to shareholders                                                    --             --            (40)
Other items                                                                            --              5             15
                                                                              ---------------------------------------------
 Net cash provided by (used in) financing activities                                    7          1,362           (361)
                                                                              ---------------------------------------------
 Net increase (decrease) in cash and cash equivalents                                 (66)          (158)           172

 Cash and cash equivalents at beginning of year                                       155            313            141
                                                                              ---------------------------------------------
 Cash and cash equivalents at end of year                                         $    89        $   155        $   313
- --------------------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------------------



SUPPLEMENTAL DISCLOSURES

The Company paid interest (net of amounts capitalized) of $279 million, $113 million, and $62 million for the years ended May 31, 1996, 1995, and 1994, respectively. Income taxes paid during the same years amounted to $28 million, $45 million and $30 million, respectively.

   The fair value of the assets acquired in connection with the AMH merger in 1995 was approximately $4.6 billion, including goodwill of approximately $2.5 billion. Liabilities assumed were approximately $2.6 billion.

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                                    COMMON STOCK
                                           --------------------------      ADDITIONAL
(DOLLAR AMOUNTS ARE EXPRESSED IN MILLIONS,   OUTSTANDING     ISSUED         PAID-IN       UNREALIZED     RETAINED        TREASURY
SHARE AMOUNTS IN THOUSANDS)                    SHARES         AMOUNT         CAPITAL         GAINS       EARNINGS         STOCK
- ---------------------------------------------------------------------------------------------------------------------------------
BALANCES, MAY 31, 1993                        165,898         $  14        $  1,005        $  --        $  1,019        $  (286)
 Net loss                                                                                                   (425)
 Cash dividends ($0.12 per share)                                                                            (19)
 Stock options exercised                          293                            (1)                                          4
 Restricted share cancellations                  (110)                            9
- ---------------------------------------------------------------------------------------------------------------------------------
BALANCES, MAY 31, 1994                        166,081            14           1,013           --             575           (282)
 Net income                                                                                                  165
 Shares issued in connection
   with merger                                 33,156             2             486
 Stock options exercised                          705                            (1)                                         10
 Restricted share cancellations                    (4)                            4
- ---------------------------------------------------------------------------------------------------------------------------------
BALANCES, MAY 31, 1995                        199,938            16           1,502           --             740           (272)
 Net income                                                                                                  350
 Performance investment plan
   options exercised                           13,499                            39                                         196
 Stock options exercised                        2,485                             1                                          36
 Unrealized gains from changes in
   market value of investments
   in debt and equity securities,
   net of income taxes                                                                          28
- -----------------------------------------------------------------------------------------------------------------------------------
BALANCES, MAY 31, 1996                        215,922          $  16       $  1,542          $  28       $  1,090         $  (40)
- -----------------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------------------------
SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

A. THE COMPANY

Tenet Healthcare Corporation is an investor-owned healthcare services company that owns or operates, through its subsidiaries and affiliates, general hospitals and related healthcare facilities serving urban and rural communities in 13 states and holds investments in other healthcare companies. At May 31, 1996, the Company's subsidiaries operated 74 domestic general hospitals, with a total of 16,666 licensed beds, located in Alabama, Arkansas, California, Florida, Georgia, Indiana, Louisiana, Missouri, Nebraska, North Carolina, South Carolina, Tennessee and Texas. The largest concentrations of hospitals are in California, Florida, Louisiana and Texas. At May 31, 1996, the Company's subsidiaries also owned or operated a small number of rehabilitation hospitals, long-term-care facilities and psychiatric facilities located on the same campus as, or nearby, the Company's general hospitals, in addition to numerous other ancillary healthcare operations.

B. PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Tenet Healthcare Corporation and its wholly-owned and majority-owned subsidiaries. Significant investments in other affiliated companies generally are accounted for by the equity method. Intercompany accounts and transactions are eliminated in consolidation.

C. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

D. NET OPERATING REVENUES

Net operating revenues consist primarily of net patient-service revenues, which are based on the hospitals' established billing rates less allowances and discounts principally for patients covered by Medicare, Medicaid and other contractual programs. These allowances and discounts were $6.2 billion, $3.4 billion and $2.7 billion for the years ended May 31, 1996, 1995 and 1994, respectively. Payments under these programs are based on either predetermined rates or the costs of services. Settlements for retrospectively determined rates are estimated in the period the related services are rendered and are adjusted in future periods as final settlements are determined. Management believes that adequate provision has been made for adjustments that may result from final determination of amounts earned under these programs. These contractual allowances and discounts are deducted from accounts receivable in the accompanying consolidated balance sheets. Approximately 43% of fiscal 1996 consolidated net operating revenues is from participation of the Company's hospitals in Medicare and Medicaid programs. In 1995 and 1994 it was approximately 40%.

    The Company provides care to patients who meet certain financial or economic criteria without charge or at amounts substantially less than its established rates. Because the Company does not pursue collection of amounts determined to qualify as charity care, they are not reported as gross revenue and are not included in deductions from revenue or in operating and administrative expenses.

E. CASH EQUIVALENTS

The Company treats highly liquid investments with an original maturity of three months or less as cash equivalents.

F. INVESTMENTS IN DEBT AND EQUITY SECURITIES

Investments in debt and equity securities are classified as available-for-sale, held-to-maturity or as part of a trading portfolio. The Company has no significant investments in securities classified as either held-to-maturity or trading. Securities classified as available-for-sale are carried at fair value if unrestricted and their unrealized gains and losses, net of tax, are reported as an adjustment to shareholders' equity. Restricted securities are carried at cost, adjusted for dividends in excess of earnings subsequent to the date of investment and for decreases in value that are other than temporary. Realized gains or losses are included in net income on the specific identification method, and are immaterial for all years presented.

G. LONG-LIVED ASSETS

PROPERTY, PLANT AND EQUIPMENT: The Company uses the straight-line method of depreciation for buildings, building improvements and equipment over their estimated useful lives as follows: buildings and improvements -- generally 25 to 40 years; equipment -- five to 15 years.

INTANGIBLE ASSETS: Preopening costs are amortized over one year. Costs in excess of the fair value of the net assets of purchased businesses (goodwill) generally are amortized over 40 years. The straight-line method is used to amortize these intangible assets. Deferred financing costs are amortized over the lives of the related loans using the interest method.

   Impairment of long-lived assets, including goodwill related to such assets, is recognized whenever events or changes in circumstances indicate that the carrying amount of the asset, or related groups of assets, may not be recoverable. Measurement of the amount of impairment may be based on appraisal, market values of similar assets or estimates of future discounted cash flows resulting from use and ultimate disposition of the asset.

H. LEASES

Capital leases are recorded at the beginning of the lease term as assets and liabilities at the lower of the present value of the minimum lease payments or the fair value of the assets, and such assets are amortized over the shorter of the lease term or their useful life.

I. INTEREST RATE SWAP AGREEMENTS

The differentials to be paid or received under interest rate swap agreements are accrued as the interest rates change and are recognized over the lives of the agreements as adjustments to interest expense.

J. SALES OF COMMON STOCK OF SUBSIDIARIES

At the time a subsidiary or equity affiliate sells existing or newly issued common stock to unrelated parties at a price in excess of its book value, the Company records a gain reflecting its share of the change in the subsidiary's shareholders' equity resulting from the sale.

K. EARNINGS PER SHARE

Primary earnings per share of common stock is based on after-tax income applicable to common stock and the weighted average number of shares of common stock and common stock equivalents outstanding during each period as appropriate. Fully diluted earnings-per-share calculations are based on the assumption that all dilutive convertible debentures are converted into shares of common stock as of the beginning of the year, or as of the issue date if later, and (i) that those shares are added to the weighted average number of common shares and share equivalents outstanding used in the calculation of primary earnings per share, and (ii) that after-tax income is adjusted accordingly.

L. TRANSLATION OF FOREIGN CURRENCIES

The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52. Exchange gains and losses on forward exchange contracts designated as hedges of foreign net investments are reported as an adjustment to shareholders' equity. Currency translation adjustments and the effect of transaction gains and losses and exchange gains and losses on forward exchange contracts are insignificant for all years presented. At May 31, 1996, the Company had sold substantially all of its foreign operations.


Note 2. Acquisitions and Disposals of Facilities

DOMESTIC:

In July 1995, the Company acquired a one-third interest (which subsequently has been increased to a 50% interest) in the leased 82-bed St. Clair Hospital located outside Birmingham, Alabama. In August 1995, the Company acquired Memorial Medical Center (formerly known as Mercy+Baptist Medical Center), a system of two general hospitals with an aggregate of 759 licensed beds located in New Orleans, Louisiana, and a related physician practice. In September 1995, the Company acquired Providence Memorial Hospital, a general hospital located in El Paso, Texas. Providence is licensed for 471 general hospital beds (34 of which may be used as skilled nursing beds) and is licensed for 30 additional rehabilitation and sub-acute care beds. In October 1995, the Company entered into a long-term lease of the 49-bed Medical Center of Manchester in central Tennessee. In November 1995, the Company acquired the 104-bed Methodist Hospital of Jonesboro, a general hospital located in Jonesboro, Arkansas. That hospital is now owned by a limited liability company of which Tenet owns 95% and is the manager. In fiscal 1996 the Company also acquired several other physician practices and other healthcare operations. These acquisitions were all accounted for as purchases. On June 1, 1996, the Company acquired Hialeah Hospital, a 378-bed acute care hospital in Hialeah, Florida. The Company also has entered into a definitive agreement to purchase Lloyd Noland Hospital in Birmingham, Alabama, which purchase the Company expects to complete prior to the end of the second quarter of fiscal 1997.

   In March 1995, in a transaction accounted for as a purchase, the Company acquired all the outstanding common stock of American Medical Holdings, Inc. ("AMH") for $1.5 billion in cash and 33,156,614 shares of the Company's common stock valued at $488 million. The total purchase price was allocated to the assets and liabilities of AMH based on their estimated fair values. The total purchase price exceeded the fair value of the net assets acquired by approximately $2.5 billion.

INTERNATIONAL:

In June 1995, the Company sold two hospitals and related healthcare businesses in Singapore for approximately $243 million, net of $78 million in debt assumed by the buyer. In October 1995, the Company sold its interest in Australian Medical Enterprises, Limited ("AME") for a net cash consideration of approximately $68 million, and the Company sold its interest in a hospital in Malaysia for net cash consideration of approximately $12 million. In February 1996, the Company also sold its 40% interest in a hospital in Thailand for net cash consideration of approximately $21 million. These transactions resulted in gains of approximately $158 million. The net proceeds from these sales were used to repay secured bank loans under the Company's February 28, 1995 credit agreement. Net operating revenues of the sold facilities were $51 million in 1996 and $202 million in 1995. Operating profits before general corporate overhead costs were $7 million in 1996 and $39 million in 1995.

          In May 1996, the Company also sold its approximately 42% interest in Westminster for a gain of $34 million. Pretax cash proceeds from this transaction were approximately $120 million and were used to repay bank loans.

NOTE 3. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash, accounts receivable, short-term borrowings and notes, current portion of long-term debt, accounts payable and interest payable approximate fair value because of the short maturity of these instruments. The carrying values of investments, both short-term and long-term (excluding investments accounted for by the equity method), long-term receivables and long-term debt are not materially different from the estimated fair values of these instruments. The estimated fair values of interest rate swap agreements are not material to the Company's financial position.


NOTE 4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost and consists of the following:


(IN MILLIONS)                                           1996              1995
- ------------------------------------------------------------------------------
Land                                                $   266           $   238
Buildings and improvements                            2,863             2,593
Construction in progress                                118                97
Equipment                                             1,351             1,215
                                                   ---------------------------
                                                      4,598             4,143
Less accumulated depreciation and amortization          950               824
                                                   ---------------------------
Net property, plant and equipment                   $ 3,648           $ 3,319
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------

NOTE 5.  LONG-TERM DEBT AND LEASE OBLIGATIONS

A. LONG-TERM DEBT

Long-term debt consists of the following:


(IN MILLIONS)                                                              1996           1995
- -------------------------------------------------------------------------------------------------
Unsecured loans payable to banks                                        $   975        $    --
Secured loans payable to banks                                               --          1,731
9 5/8% Senior Notes due 2002, $300 million face value,
  net of $5.9 million unamortized discount                                  294            293
10 1/8% Senior Subordinated Notes due 2005,
  $900 million face value, net of $21.8 million unamortized discount        878            877
8 5/8% Senior Subordinated Notes due 2003, $500 million face value,
  net of $11.9 million unamortized discount                                 488             --
6% Exchangeable Subordinated Notes due 2005, $320 million face
  value, net of $9.0 million unamortized discount                           311             --
13 1/2% Senior Subordinated Notes due 2001                                   16             16
15% Junior Subordinated Notes due 2005                                       --             26
6 1/2% Swiss franc/dollar dual currency debentures due 1997                  16             16
5% Swiss franc bonds due 1996                                                --             18
Zero-coupon guaranteed bonds due 1997 and 2002, $130.6 million
  face value, net of $28.9 million unamortized discount                     102             96
Notes and capital lease obligations secured by property, plant and equipment, weighted average interest rate of approximately
  11.2% in 1996 and 9.6% in 1995, payable in installments to 2009           116            153
Convertible floating-rate debentures                                         --            219
Unsecured medium-term notes due 1997                                         36             73
Other notes, primarily unsecured                                             19              7
                                                                      ---------------------------
                                                                          3,251          3,525
Less current portion                                                         60            252
                                                                      ---------------------------
                                                                        $ 3,191        $ 3,273
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------



LOANS PAYABLE TO BANKS -- In March 1996, a syndicate of banks entered into a new, five-year $1.55 billion unsecured revolving credit agreement with the Company. The agreement replaced the Company's $2.3 billion secured bank term loan and revolving credit agreement dated February 28, 1995. Unamortized costs of issuance written off in connection with the refinancing were $36 million.
The write-off is reflected as an extraordinary charge from early extinguishment of debt in the quarter ended May 31, 1996 in the amount of $23 million, which is net of tax benefits of $13 million. The $2.3 billion in secured bank loans was used to finance the AMH merger and repay existing indebtedness. The early extinguishment of debt in 1995 resulted in an extraordinary loss of $20 million, net of tax benefits of $12 million.

   Borrowings under the new agreement are unsecured and will mature on March 1, 2001. The Company generally may repay or prepay loans made under the agreement and may reborrow at any time prior to such maturity date. The Company's unused borrowing capacity under the new agreement was $575 million as of May 31, 1996.

  Loans under the new credit agreement generally bear interest at a base rate equal to the prime rate or, if higher, the federal funds rate plus 0.50%, plus an interest margin ranging from zero to 25 basis points, or, at the option of the Company, an adjusted London interbank offered rate ("LIBOR") for one-, two-, three- or six-month periods plus an interest margin of from 30 to 87.5 basis points. The Company has agreed to pay the lenders under the new credit agreement a facility fee on the total loan commitment at rates ranging from 15 to 37.5 basis points. The interest margins and facility fee rates are based on the ratios of the Company's consolidated net earnings before interest, taxes, depreciation and amortization ("EBITDA") to interest expense and the ratio of the Company's consolidated total debt to EBITDA. During the three months ended May 31, 1996 the weighted average interest rates on these borrowings was 6.1%.

SENIOR NOTES AND SENIOR SUBORDINATED NOTES -- In connection with the AMH merger and related refinancing, the Company sold, on March 1, 1995, $300 million of 9 5/8% Senior Notes due September 1, 2002 and $900 million of 10 1/8% Senior Subordinated Notes due March 1, 2005. The proceeds to the Company were $1.17 billion, after underwriting discounts and commissions. The senior notes are not redeemable by the Company prior to maturity. The senior subordinated notes are redeemable at the option of the Company, in whole or from time to time in part, at any time after March 1, 2000, at redemption prices ranging from 105.063% in 2000 to 100% in 2003 and thereafter.

  The senior notes are unsecured obligations of the Company ranking senior to all subordinated indebtedness of the Company, including the senior subordinated notes, and pari passu in right of payment with all other indebtedness of the Company, including borrowings under the new credit facility described above. The senior subordinated notes also are unsecured obligations of the Company subordinated in right of payment to all existing and future senior debt, including the senior notes and borrowings under the new credit facility.

  In October 1995, the Company sold $500 million of Senior Notes due December 2003. The notes have a coupon of 8 5/8% and were priced at 99.666% of par to yield 8.68%. In January 1996, the Company issued $320 million of 6% Exchangeable Subordinated Notes due 2005 that will be exchangeable at the option of the holder for shares of common stock of Vencor (see Note 12) at any time on or after November 6, 1997 at an exchange rate of 25.9403 shares per $1,000 principal amount of the notes, subject to the Company's right to pay an amount in cash equal to the market price of the shares of Vencor common stock in lieu of delivery of such shares. The notes will be redeemable at the option of the Company at any time on or after January 15, 1999 at the redemption prices set forth in the indenture, plus accrued and unpaid interest. The net proceeds from the notes sold in October 1995 and January 1996 were applied to repay secured bank loans under the Company's February 28, 1995 credit agreement.

  If the fair market value of the Company's investment in common stock of Vencor ever exceeds the carrying value of the notes, the Company will adjust the carrying value of the notes to the fair market value of the investment through a charge or credit to earnings. Corresponding adjustments to the carrying value of the investment in Vencor will be credited or charged directly to shareholders' equity as unrealized gains or losses.

CONVERTIBLE FLOATING-RATE DEBENTURES -- All of the Company's Convertible Floating-Rate Debentures due in April 1996 were redeemed or converted prior to that date into shares of the Company's common stock through the exercise of performance investment plan options purchased by key employees of the Company. The performance investment plan options permitted the holder to purchase debentures at 95% of their $105,264 face value. The debentures were convertible into preferred stock, which, in turn, was convertible into common stock at an exercise price equivalent to $15.83 per share. The proceeds from the conversions during the year were used to repay bank loans under the Company's credit agreements.

  During 1996, the Company reduced taxable income by the excess of the fair market value of the stock obtained at the date of exercise over the principal amount of the debentures redeemed. The resulting tax benefit of $20 million, was credited to additional paid-in capital.

  As a result of the redemption and/or conversions of all of the Company's convertible floating-rate debentures during fiscal 1996, at May 31, 1996 there are no potentially dilutive securities except for employee stock options, which are common stock equivalents for purposes of calculating earnings per share.

UNSECURED MEDIUM-TERM NOTES -- The weighted average interest rates on the medium-term notes were 9.0% in 1996, 8.3% during 1995 and 8.1% during 1994.


LOAN COVENANTS -- The new credit facility and the indentures governing the senior notes and the senior subordinated notes have, among other requirements, limitations on borrowings by, and liens on the assets of, the Company and its subsidiaries, investments, the sale of all or substantially all assets and prepayment of subordinated debt, a prohibition against the Company declaring or paying dividends on or purchasing its stock unless its senior long-term unsecured debt securities are rated BBB- or higher by Standard and Poors' Rating Services and Baa3 or higher by Moody's Investors Service, Inc., and covenants regarding maintenance of specified levels of net worth, debt ratios and fixed-charge coverage ratios. Because of dividend restrictions, all of the Company's retained earnings are restricted. The Company is in compliance with its loan covenants. There are no compensating balance requirements for any credit line or borrowing.

B. LONG-TERM DEBT MATURITIES AND LEASE OBLIGATIONS
Future long-term debt cash maturities and minimum operating lease payments are as follows:


(IN MILLIONS)            1997      1998       1999     2000      2001    LATER YEARS
- -------------------------------------------------------------------------------------
Long-term debt          $  62    $  101     $  11     $  30     $  982      $  2,145
Long-term leases          146       138       123        88         78           255
- -------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------


Rental expense under operating leases, including short-term leases, was approximately $177 million in 1996, $111 million in 1995, and $98 million in 1994.


C. NOTE REDEMPTION -- On July 15, 1996, the Company announced that it will redeem all its 13 1/2% Senior Subordinated Notes due 2001 for $1,038.60 per $1,000 original principal amount, on August 15, 1996, and will pay accrued interest of $67.50 per $1,000 original principal amount through the redemption date.

Note 6. Income Taxes

Taxes on income from continuing operations consist of the following amounts:

(IN MILLIONS)                            1996           1995           1994
- -----------------------------------------------------------------------------
Currently payable:
  Federal                              $  194         $  101         $  159
  State                                    35             18             31
  Foreign                                   5              9              6
                                    -----------------------------------------
                                          234            128            196
Deferred:
  Federal                                  80             --            (46)
  State                                    11              2             (6)
                                    -----------------------------------------
                                           91              2            (52)
                                    -----------------------------------------
Other                                      23              5             --
                                    -----------------------------------------
                                       $  348         $  135         $  144
- -----------------------------------------------------------------------------
- -----------------------------------------------------------------------------


The difference between the Company's effective income tax rate and the statutory federal income tax rate is shown below:

                                                                      1996                1995                1994
- ------------------------------------------------------------------------------------------------------------------------
(IN MILLIONS OF DOLLARS AND AS A PERCENT OF PRETAX INCOME)      AMOUNT   PERCENT    AMOUNT   PERCENT    AMOUNT   PERCENT
- ------------------------------------------------------------------------------------------------------------------------
Tax provision at statutory federal rate                        $  261     35.0%    $  115     35.0%    $  126     35.0%
State income taxes, net of federal
  income tax benefit                                               29      3.9%        14      4.2%        17      4.6%
Goodwill amortization                                              23      3.0%         5      1.5%        --        --
Gain on sale of foreign operations                                 30      4.1%        --        --        --        --
Other                                                               5      0.6%         1      0.3%         1      0.4%
                                                             -----------------------------------------------------------
Taxes on income from continuing
  operations and effective tax rates                           $  348     46.6%    $  135     41.0%    $  144     40.0%
- ------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------


The Company recognized $60 million as income in the fiscal year ended May 31, 1994 for the cumulative effect on prior years of adopting Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

Deferred tax assets and liabilities as of May 31, 1996 and 1995 relate to the following:

                                                                                   1996                          1995
- -------------------------------------------------------------------------------------------------------------------------------
(IN MILLIONS)                                                            ASSETS    LIABILITIES         ASSETS    LIABILITIES
- -------------------------------------------------------------------------------------------------------------------------------
Depreciation and fixed-asset basis differences                            $  --         $  546          $  --         $  566
Reserves related to discontinued operations & restructuring charges          87             --             81             --
Receivables-doubtful accounts and adjustments                               118             --            112             --
Cash-basis accounting change                                                 --              8             --             16
Accruals for insurance risks                                                 92             --             81             --
Intangible assets                                                             4             --             --              2
Other long-term liabilities                                                  82             --            121             --
Benefit plans                                                                78             --             99             --
Other accrued liabilities                                                    58             --             53             --
Investments and other assets                                                 --             87             17             --
Federal and state net operating loss carryforwards                           --             --            137             --
Other items                                                                   7             --             --              8
                                                                       --------------------------------------------------------
                                                                         $  526         $  641         $  701         $  592
- -------------------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------------------


Management believes that realization of the deferred tax assets at May 31, 1996 will occur as temporary differences reverse against future taxable income. Accordingly, no valuation alllowance has been established.

NOTE 7. CLAIMS AND LAWSUITS

A. PROFESSIONAL AND GENERAL LIABILITY INSURANCE

In the normal course of business the Company is subject to claims and lawsuits relating to injuries arising from patient treatment. The Company believes that its liability for damages resulting from such claims and lawsuits is adequately covered by insurance or is adequately provided for in its consolidated financial statements.

  The Company insures substantially all of its professional and comprehensive general liability risks in excess of self-insured retentions, which vary by hospital and by policy period from $500,000 to $3 million per occurrence, through an insurance company owned by several healthcare companies and in which the Company has a majority equity interest. A significant portion of these risks is, in turn, reinsured with major independent insurance companies. Through May 31, 1994, the Company insured its professional and comprehensive general liability risks related to its psychiatric and rehabilitation hospitals through a wholly-owned insurance subsidiary, which reinsured risks in excess of $500,000 with major independent insurance companies. The Company has reached the policy limits provided by this insurance subsidiary related to the psychiatric hospitals in certain years. In addition, damages, if any, arising from fraud and conspiracy claims in psychiatric malpractice cases may not be insured.

  In addition to the reserves recorded by the above insurance subsidiaries, the Company maintains an unfunded reserve based on actuarial estimates for the self-insured portion of its professional liability risks. Reserves for losses and related expenses are estimated using expected loss-reporting patterns and have been discounted to their present value using a weighted average discount rate of approximately 9%. Adjustments to the reserves are included in results of operations.

B. SIGNIFICANT LEGAL PROCEEDINGS

The Company has been involved in significant legal proceedings of an unusual nature related principally to its psychiatric business. During the years ended May 31, 1996, 1995 and 1994, the Company recorded provisions to estimate the cost of the ultimate disposition of all of these proceedings and to estimate the legal fees that it expected to incur. The Company has settled the most significant of these matters. The remaining reserves for unusual litigation costs that relate to matters that had not been settled as of May 31, 1996 and an estimate of the legal fees to be incurred subsequent to May 31, 1996 represent management's estimate of the remaining net costs of the ultimate disposition of these matters. There can be no assurance, however, that the ultimate liability will not exceed such estimates. Although, based upon information currently available to it, management believes that the amount of damages, if any, in excess of the reserves for unusual litigation costs that may be awarded in any of the following unresolved legal proceedings cannot reasonably be estimated, management does not believe it is likely that any such damages will have a material adverse effect on the Company's results of operations, liquidity or capital resources. All of the costs associated with these legal proceedings except those relating to the AMH merger are classified in discontinued operations.


PSYCHIATRIC MALPRACTICE CASES -- The Company continues to defend a greater than normal level of litigation relating to certain of its subsidiaries' former psychiatric operations. The majority of the lawsuits filed contain allegations of medical malpractice as well as allegations of fraud and conspiracy against the Company and certain of its subsidiaries and former employees. Also named as defendants are numerous doctors and other healthcare professionals. The Company believes that the increase in litigation stems, in whole or in part, from advertisements by certain lawyers seeking former psychiatric patients in order to file claims against the Company and certain of its subsidiaries. The advertisements focus, in many instances, on the Company's settlement of past disputes involving the operations of its psychiatric subsidiaries, including the Company's 1994 resolution of the government's investigation and a corresponding criminal plea agreement involving a psychiatric subsidiary of the Company.
Among the suits filed during fiscal 1995 were two lawsuits in Texas state court with approximately 740 individual plaintiffs at present who purport to have been patients in certain Texas psychiatric facilities. During fiscal 1996, 64 plaintiffs voluntarily withdrew from one of the lawsuits, and the Company's motion to recuse the original trial judge in that lawsuit has been granted. In the second lawsuit, the Texas Supreme Court has ruled that lead counsel for the plaintiffs may not continue to represent the plaintiffs due to a conflict of interest as asserted by the defendants. Neither of the two cases currently is set for trial.

  During fiscal 1995 and 1996 lawsuits with approximately 210 individual plaintiffs at present who purport to have been patients in certain Washington, D.C. psychiatric facilities, containing allegations similar to those in the Texas cases described above, were filed in the District of Columbia.

  In addition to the above, a purported class action was filed in Texas state court in May 1995 also containing allegations of fraud and conspiracy similar to those described in the preceding paragraphs. The plaintiff purports to represent all persons who were voluntarily admitted to one of 11 psychiatric hospitals in Texas between January 1, 1981, and December 31, 1991, and who also fit into one or more of eight categories based on such factors as their age at the time of admission, status of their insurance at the time of discharge and whether a certain type of examination was conducted prior to their being admitted. In February 1996, an insurance company that purports to have paid claims on behalf of the potential class intervened in the action and the case was removed to the U.S. District Court in Houston, Texas. A motion by the plaintiffs to remand the case to Texas state court currently is pending. The class has not been certified and the Company believes that the class is not capable of being certified.

  The Company expects that additional lawsuits with similar allegations will be filed. The Company believes it has a number of defenses to each of these actions and will defend the litigation vigorously. Until the lawsuits are resolved, however, the Company will continue to incur substantial legal expenses. At May 31, 1996, the reserves for unusual litigation costs related to these actions primarily represent the estimated costs of defending the actions.

SHAREHOLDER LAWSUITS -- As a result of mediation, the parties in the shareholder derivative and class action suits filed against the Company in 1991 agreed to a global settlement of all plaintiffs' claims. Pursuant to the settlement, which was approved by the court in January 1996, a total of $63.75 million plus interest was paid by or on behalf of the defendants. Of this amount, Tenet's directors' and officers' liability insurance ("D&O") carriers paid a total of $32.5 million plus interest on behalf of the individual defendants. In addition, one of the D&O carriers reimbursed the Company for $5.5 million in attorneys' fees expended on the litigation.

  Two additional federal class actions filed in August 1993 were consolidated into one action. This consolidated action is on behalf of a purported class of shareholders who purchased or sold stock of the Company between January 14, 1993 and August 26, 1993, and alleges violations of securities laws by the Company and certain of its executive officers. After unsuccessful mediation, the parties agreed in May 1995 to proceed with the litigation. In June 1995, the defendants filed a motion to dismiss and to strike plaintiffs' complaint, which motion is still pending.

C. LITIGATION RELATING TO THE AMH MERGER

A total of nine purported class actions were filed challenging the merger in both Delaware and California. In April 1996, the parties to the class actions executed a stipulation of settlement, and the court has issued an order approving the settlement. Under the terms of that settlement, the Company agreed to pay $350,000 for the plaintiffs' attorneys fees and agreed that for a period of one year following final approval of the settlement it will not engage in any transaction that will be dilutive to existing shareholders without that transaction being approved by a majority of its outside directors.

NOTE 8. PREFERRED STOCK PURCHASE RIGHTS AND PREFERRED STOCK

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

  The Series A Junior Participating Preferred Stock for which the Preferred Stock Purchase Rights may be exchanged is nonredeemable and has a par value of $0.15 per share. None of the 225,000 authorized shares are outstanding.

NOTE 9. STOCK BENEFIT PLANS

Under the Company's 1983, 1991 and 1995 stock incentive plans, stock options and incentive stock awards have been made to certain officers and other key employees. Stock options generally are granted at an exercise price equal to the fair market value of the Company's shares on the date of grant and are normally exercisable at the rate of one-third per year beginning one year from the date of grant. Stock options generally expire 10 years from the date of grant. No incentive stock awards have been granted since 1994.

  All awards granted under the 1983, 1991 and 1995 plans will vest under circumstances defined in the plans or under certain employment arrangements, including, with the consent of the Compensation and Stock Option Committee of the Board of Directors, upon a change in control of the Company.

  Charges to continuing operations associated with these stock benefit plans were $2 million in fiscal 1996, $4 million in 1995, and $12 million in 1994.

  New stock awards may be made only under the 1991 and 1995 plans. At May 31, 1996, there were 295,647 shares of common stock available under the 1991 plan and 9,137,472 shares available under the 1995 plan for future awards. The table below summarizes the transactions in all stock option plans in which employees participate:


(SHARES OF COMMON STOCK)                                                             1996                1995
- ----------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year (1983 and 1991 plans)                         19,617,125          15,426,593
Granted ($13.875 to $20.875 per share in 1996 and 1995)                         3,619,346           6,241,700
Exercised ($4.405 to $17.50 per share in 1996 and 1995)                        (2,459,664)           (705,022)
Canceled and other adjustments                                                 (1,812,579)         (1,346,146)
                                                                             -----------------------------------
Outstanding at end of year ($4.405 to $22.438 per share at May 31, 1996)       18,964,228          19,617,125
                                                                             -----------------------------------
                                                                             -----------------------------------
Exercisable at end of year                                                      9,800,152           8,967,874
- ----------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------



  In September 1994 a new 1994 Directors Stock Option Plan replaced a 1991 Director Restricted Share Plan which replaces a 1985 Director Stock Option Plan. Awards previously made under the 1985 and 1991 plans remain outstanding, but new awards are made only under the 1994 plan. The plan makes available for issuance to nonemployee directors options to purchase 500,000 shares of common stock. Under the plan each nonemployee director will receive a stock option for 5,000 common shares upon initially being elected to the Board of Directors and on each January thereafter. Awards will have an excercise price equal to the fair market value of the Company's shares on the date of grant, will vest one year after the date of grant and will expire 10 years after the date of grant. At May 31, 1996, there were options outstanding under the Directors plans for 322,820 shares of common stock at exercise prices of $8.67 to $21.50 per share.

  In November 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 -- "Accounting for Stock-Based Compensation," which establishes a new accounting standard for the measurement and recognition of stock-based awards to employees and others. This standard permits entities to continue to account for stock-based awards using present standards prescribed by APB Opinion No. 25
- -- "Accounting for Stock Issued to Employees." The Company has elected to continue using the provisions of APB Opinion No. 25 in accounting for its stock-based awards. Under this option, however, the Company will be required to disclose the pro forma effect of stock-based awards on net income and earnings
per share as if SFAS No. 123 had been adopted.   The disclosure requirements of
SFAS No. 123 are effective for fiscal years beginning after December 15, 1995. The pro forma disclosures will include the effect of all awards granted in fiscal years that began after December 15, 1994.

NOTE 10. EMPLOYEE STOCK PURCHASE PLAN

On September 27, 1995, the Company's shareholders approved its 1995 Stock Purchase Plan under which the Company is authorized to issue up to 2,000,000 shares of common stock to eligible employees of the Company or its designated subsidiaries who customarily work at least 20 hours per week and six months per year. Under the terms of the plan, employees can elect to have between 1% and 10% of their base earnings withheld each calendar quarter to purchase, on the last day of the quarter, shares of the Company's common stock at a purchase price equal to 85% of the lower of the closing price on the first day of the quarter or its closing price on the last day of the quarter. The plan commenced on April 1, 1996. Under the plan, the Company sold 114,876 shares to 3,666 employees on June 30, 1996 at a price of $17.85 per share.

NOTE 11. EMPLOYEE RETIREMENT PLANS

Substantially all domestic employees who are employed by the Company or its subsidiaries, upon qualification, are eligible to participate in a defined contribution 401(k) plan. Employees who elect to participate make contributions of from 1% to 16% of their eligible compensation, and the Company matches such contributions up to a maximum of 3% of eligible compensation. Company contributions to the plans for fiscal 1996 were approximately $27 million, they were $17 million in each of 1995 and 1994.

  Substantially all employees who were employed by AMI prior to the merger were eligible to participate in one of AMI's defined benefit pension plans (the "AMI Plans"). The benefits under the plans are based on years of service and the employee's base compensation as defined in the AMI Plans. The Company's policy is to fund pension costs accrued within the limits allowed under federal income tax regulations. Contributions are intended to provide not only for benefits attributed to credited service to date, but also for those expected to be earned in the future. Effective December 31, 1995, the AMI Plans were frozen. As of that date, participants under the AMI Plans ceased accruing new benefits and the AMI Plans ceased accepting new participants. The Company continues to fund benefits accrued prior to that date.

The following table sets forth the funded status of the AMI Plans and amounts recognized in the consolidated financial statements as of May 31, 1996 and 1995:


(IN MILLIONS)                                                                   1996           1995
- ------------------------------------------------------------------------------------------------------
Actuarial present value of accumulated benefit obligation:
         Vested                                                               $  249         $  271
         Accumulated                                                             264            282
                                                                            --------------------------
                                                                            --------------------------
Projected benefit obligation                                                     264            285
Plan assets at fair value, primarily listed stocks and corporate bonds          (296)          (223)
                                                                            --------------------------
Shortfall/(excess) of plan assets compared to projected benefit obligation       (32)            62
Unrecognized net gain                                                             80             13
                                                                            --------------------------
Pension liability                                                              $  48          $  75
- ------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------


Net pension cost for the AMI Plans was $4 million and $2 million for the year ended May 31, 1996 and for the three months ended May 31, 1995, respectively. The discount rate used in determining the actuarial present value of the projected benefit obligation for the AMI Plans approximated 8.0% at May 31, 1996 and 7.0% as of May 31, 1995. The Company does not have a plan that provides any postretirement benefits other than pensions to retired employees.

NOTE 12. INVESTMENTS

In September 1995, Vencor acquired all of the outstanding common stock of Hillhaven. As a result of the transaction, the shares of Hillhaven common stock that had been owned by the Company were exchanged for 8,301,067 shares of Vencor common stock. In addition, the Company received approximately $92 million in cash for its Hillhaven Series C and Series D preferred stock. The exchange and sale of preferred stock resulted in a gain of approximately $176 million. The Company's investment in Hillhaven previously had been accounted for under the equity method. Following the exchange, the Company owned less than 20% of Vencor's common stock and began to account for its investment in Vencor common stock in accordance with SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities." The Company classifies such securities as "available for sale" whereby the carrying value of the unrestricted Vencor shares will be adjusted to market value at the end of each accounting period through a credit or charge, net of income taxes, to shareholders' equity. At May 31, 1996, the market value of the investment was approximately $263 million. (See Note 5)

  The Company is contingently liable under various guarantees for $146 million of Vencor's obligations to third parties, including $139 million of lease obligations and $7 million of long-term debt obligations. The Company is also contingently liable for approximately $75 million in lease obligations relating to certain rehabilitation facilities sold in 1994.

  In August 1994, the Company completed the sale of a controlling interest in TRC, an operator of outpatient renal dialysis centers. This transaction resulted in a $32 million gain to the Company. As part of the transaction, the Company also received a $75 million cash distribution from TRC prior to the sale and retained an approximate 25% minority interest. In October 1995, TRC completed an initial public offering of 6,000,000 shares of its common stock, which resulted in an additional gain to the Company of approximately $17 million in fiscal 1996. The Company's ownership interest was reduced to approximately 11.6% as a result of a secondary offering by TRC in April 1996.

  Because the Company owned less than 20% of the common shares after the October 1995 stock sale by TRC, and does not exercise significant influence over TRC, the Company began accounting for its investment in accordance with SFAS No.
115. At May 31, 1996, the Company's carrying value in its investment in TRC was $49 million and the market value of this investment was approximately $124 million.

NOTE 13. IMPAIRMENT LOSSES

In March 1995, the FASB issued SFAS No. 121 -- "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The statement is effective for fiscal years beginning after December

15, 1995, but the Company has elected to adopt it for the year ended May 31, 1996. Accordingly, the Company recorded, in the fourth quarter of fiscal 1996, an impairment loss of approximately $86 million, before tax benefits of approximately $32 million ($0.25 per fully diluted share). The assets deemed to be impaired consist of three rehabilitation hospitals, four general hospitals and a parcel of undeveloped land. Two of the seven facilities are being held for sale. In the case of the rehabilitation hospitals, the principal facts and circumstances leading to the impairment include recent and forecast reductions in hospital admissions and payment rates caused by payor-driven shifts in care from traditional rehabilitation services to skilled nursing facilities. The impairment of the general hospitals is the result of (i) a change in the use of one of the facilities from acute care to less-intense specialty care, (ii) lower patient volumes, and (iii) adverse changes in payor mix.

  In determining the amount of the impairment loss, the assets' fair values were determined by specific market appraisals, reference to recent sales prices of comparable facilities, either on a per-bed or earnings multiple basis, or by the present values of discounted expected future cash flows. The two facilities held for sale had operating losses aggregating $5 million in fiscal 1996, have carrying amounts totaling $34 million as of May 31, 1996 and are expected to be sold by December 31, 1996.

NOTE 14. RESTRUCTURING CHARGES

In connection with the AMH merger, the Company relocated substantially all of its hospital support activities previously located in Southern California and Florida to the former corporate headquarters of AMH located in Dallas, Texas. Severance payments and outplacement services for involuntary terminations of approximately 890 former employees and other related costs in connection with this move were estimated to be $37 million ($0.12 per fully diluted share) and were classified as restructuring charges in the accompanying consolidated statements of operations for the year ended May 31, 1995.

  During the fourth quarter of fiscal 1994, the Company initiated a plan to significantly decrease overhead costs through a reduction in corporate and division staffing levels and to review the resulting office space needs of all corporate operations. The Company decided to sell its Santa Monica, California, corporate headquarters building and to lease substantially less office space in that building or at an alternative site. Costs of the write-down of the building, employee severance benefits for approximately 110 employees and other expenses directly related to the overhead reduction plan were estimated to be approximately $77 million. The Company's corporate headquarters were moved to new leased office space in Santa Barbara, California, in May 1996 and the former headquarters building was sold the following month.

  Actual costs incurred and charged against the restructuring reserves were approximately $32 million in 1996, $23 million in 1995 and $35 million on 1994. The balances of the reserves are included in other current liabilities or other long-term liabilities in the Company's consolidated balance sheets at May 31, 1996 and 1995.

NOTE 15. DISCONTINUED OPERATIONS -- PSYCHIATRIC HOSPITAL BUSINESS

In November 1993, the Company decided to discontinue its psychiatric hospital business and adopted a plan to dispose of its psychiatric hospitals and substance abuse recovery facilities. The consolidated statements of operations reflect the operating results of the discontinued business separately from continuing operations. All operating results and gains or losses on disposals of facilities for the discontinued business for periods subsequent to November 30, 1993, have been charged to the reserve for estimated losses during the phase-out period, except for the following: (i) in the fourth quarter of fiscal 1995, the Company recorded an additional $16 million of estimated litigation costs (less income tax benefits of $7 million) and (ii) in the fourth quarter of fiscal 1996, the Company recorded $16 million (less income tax benefits of $6 million) for additional estimated legal costs and $25 million (less tax benefits of $10 million) to increase the reserves of the Company's wholly-owned insurance subsidiary for professional liability claims, all of which related to the former psychiatric hospitals.

  Net operating revenues for the discontinued operations for fiscal 1994 were $476 million. Losses from operations during the year were $266 million, before income tax benefits of $111 million. In fiscal 1994, the Company recognized a charge for estimated losses upon disposal amounting to $414 million, including $379 million of costs to settle federal and state investigations and other unusual legal costs related to the psychiatric hospital business, along with $433 million of estimated operating losses during the phase-out period, less tax benefits of $301 million. By May 31, 1995, substantially all of the assets of the discontinued operations had been sold.

NOTE 16. DERIVATIVE FINANCIAL INSTRUMENTS

The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. These derivatives are nonleveraged and involve little complexity. They are used to manage well-defined interest risks. The notional amounts of derivatives in the tables below do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure of the Company through its use of derivatives. There are no cash or collateral requirements in connection with these agreements.

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


(IN MILLIONS)                                                                        1996           1995
- -----------------------------------------------------------------------------------------------------------
Notional amount for agreements under which the Company receives fixed rates         $  29          $  29
   Average receive rate                                                              7.0%           7.0%
   Average pay rate                                                                  6.0%           5.7%
   Contract duration                                                               1 YEAR        2 YEARS
Notional amount for agreements under which the Company pays fixed rates             $  69         $  120
   Average pay rate                                                                  8.7%           8.5%
   Average receive rate                                                              5.8%           5.6%
   Contract duration                                                           3--4 YEARS     1--5 YEARS
- -----------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------



REPORT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS
TENET HEALTHCARE CORPORATION:

We have audited the accompanying consolidated balance sheets of Tenet Healthcare Corporation and subsidiaries as of May 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended May 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tenet Healthcare Corporation and subsidiaries as of May 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended May 31, 1996, in conformity with generally accepted accounting principles.

  As discussed in Note 6 to the consolidated financial statements, the Company changed its method of accounting for income taxes effective June 1, 1993.

/s/ KPMG Peat Marwick LLP


Los Angeles, California
July 25, 1996

DIRECTORS AND MANAGEMENT

BOARD OF DIRECTORS

Jeffrey C. Barbakow  1, 4
   CHAIRMAN AND CHIEF EXECUTIVE OFFICER
   TENET HEALTHCARE CORPORATION

Michael H. Focht Sr. 1, 5
   PRESIDENT AND CHIEF OPERATING OFFICER
   TENET HEALTHCARE CORPORATION


Bernice B. Bratter  1, 3, 4
   FORMER EXECUTIVE DIRECTOR
   SENIOR HEALTH AND PEER COUNSELING

Maurice J. DeWald  1 ,2, 3
   CHAIRMAN, VERITY FINANCIAL GROUP, INC.

Peter de Wetter  1, 6
   RETIRED EXECUTIVE VICE PRESIDENT
   TENET HEALTHCARE CORPORATION

Edward Egbert, M.D.  5, 6
   RETIRED PHYSICIAN

Raymond A. Hay  2, 4, 5
   CHAIRMAN, ABERDEEN ASSOCIATES

Lester B. Korn  1, 3, 6
   CHAIRMAN, KORN TUTTLE CAPITAL GROUP

James P. Livingston  2, 4, 5
   RETIRED EXECUTIVE VICE PRESIDENT
   TENET HEALTHCARE CORPORATION

Thomas J. Pritzker
   PRESIDENT, HYATT CORPORATION

Richard S. Schweiker  2,5
   RETIRED PRESIDENT,
   AMERICAN COUNCIL OF LIFE INSURANCE

   BOARD COMMITTEES
   1. EXECUTIVE COMMITTEE
   2. AUDIT COMMITTEE
   3. COMPENSATION AND
      STOCK OPTION COMMITTEE
   4. NOMINATING COMMITTEE
   5. ETHICS AND QUALITY
      ASSURANCE COMMITTEE
   6. PENSION COMMITTEE

CORPORATE AND
OPERATING MANAGEMENT

[PHOTO OF SENIOR MANAGEMENT]

Jeffrey C. Barbakow
CHAIRMAN AND CHIEF
EXECUTIVE OFFICER

[PHOTO OF SENIOR MANAGEMENT]

Michael H. Focht Sr.
PRESIDENT AND CHIEF
OPERATING OFFICER

[PHOTO OF SENIOR MANAGEMENT]

Trevor Fetter
EXECUTIVE VICE PRESIDENT
AND CHIEF FINANCIAL OFFICER

[PHOTO OF SENIOR MANAGEMENT]

Barry P. Schochet
EXECUTIVE VICE PRESIDENT,
OPERATIONS

[PHOTO OF SENIOR MANAGEMENT]

Thomas B. Mackey
EXECUTIVE VICE PRESIDENT,
WESTERN OPERATIONS

[PHOTO OF SENIOR MANAGEMENT]

W. Randolph Smith
EXECUTIVE VICE PRESIDENT,
EASTERN OPERATIONS



Scott M. Brown
   SENIOR VICE PRESIDENT,
   GENERAL COUNSEL AND
   CORPORATE SECRETARY

Stephen F. Brown
   SENIOR VICE PRESIDENT AND
   CHIEF INFORMATION OFFICER

Alan R. Ewalt
   SENIOR VICE PRESIDENT,
   HUMAN RESOURCES

T. Dennis Jorgensen
   SENIOR VICE PRESIDENT,
   ADMINISTRATION

Raymond L. Mathiasen
   SENIOR VICE PRESIDENT AND
   CHIEF ACCOUNTING OFFICER

Christi R. Sulzbach
   SENIOR VICE PRESIDENT,
   PUBLIC AFFAIRS, AND
   ASSOCIATE GENERAL COUNSEL

Michael H. Ford
   SENIOR VICE PRESIDENT, HEALTH SYSTEM
   DEVELOPMENT

David R. Mayeux
   SENIOR VICE PRESIDENT,
   VENTURE DEVELOPMENT AND SUPPORT

Sanford M. Bragman
   VICE PRESIDENT, RISK MANAGEMENT

Dennis M. Brown
   VICE PRESIDENT, TENET PHYSICIAN SERVICES


Roger L. Burke
   VICE PRESIDENT,
   MANAGED CARE BUSINESS DEVELOPMENT

Alan N. Cranford
   VICE PRESIDENT, OPERATIONS
   INFORMATION SYSTEMS

Steve Dominguez
   VICE PRESIDENT, GOVERNMENT PROGRAMS

Edward A. Elliott
   VICE PRESIDENT, FINANCIAL PROJECTS

Neil B. Hadley
   VICE PRESIDENT, ETHICS

Lynn S. Hart
   VICE PRESIDENT, GOVERNMENT RELATIONS

Gary W. Heinrich
   VICE PRESIDENT, HUMAN RESOURCES

Lawrence G. Hixon
   VICE PRESIDENT, CORPORATE REPORTING

Michael S. Hongola
   VICE PRESIDENT, FINANCIAL SYSTEMS
   INFORMATION SYSTEMS

Bruce L. Johnson
   VICE PRESIDENT, INTERNAL AUDIT

David W. Layne
   VICE PRESIDENT AND ASSISTANT GENERAL COUNSEL

William Loorz
   VICE PRESIDENT, CONSTRUCTION AND DESIGN

John A. Lynn
   VICE PRESIDENT, COMPENSATION

Deborah A. Maicach
   VICE PRESIDENT, APPLICATIONS
   INFORMATION SYSTEMS

David S. McAdam
   VICE PRESIDENT, COMMUNICATIONS

Terence P. McMullen
   VICE PRESIDENT AND TREASURER

Paul O'Neill
   VICE PRESIDENT, VENTURE DEVELOPMENT

Martin J. Paris, M.D., M.P.H.
   VICE PRESIDENT, MEDICAL AFFAIRS

Timothy L. Pullen
   VICE PRESIDENT, FINANCE, AND CONTROLLER

Douglas E. Rabe
   VICE PRESIDENT, TAXATION

David C. Ricker
   VICE PRESIDENT, MATERIEL RESOURCE MANAGEMENT

Jacqueline D. Rissotto
   VICE PRESIDENT, EMPLOYEE BENEFITS

Leonard H. Rosenfeld
   VICE PRESIDENT, SPECIALTY OPERATIONS

Paul J. Russell
   VICE PRESIDENT, INVESTOR RELATIONS

Richard B. Silver
   VICE PRESIDENT AND ASSISTANT GENERAL COUNSEL

Donald W. Thayer
   VICE PRESIDENT, VENTURE DEVELOPMENT AND SUPPORT


REGIONAL MANAGEMENT

Joel M. Bergenfeld
   SENIOR VICE PRESIDENT, OPERATIONS
   LOS ANGELES REGION

Jim Biltz
   SENIOR VICE PRESIDENT, OPERATIONS
   TEXAS REGION

William L. Bradley
   SENIOR VICE PRESIDENT, OPERATIONS
   CENTRAL STATES REGION

Richard S. Freeman
   SENIOR VICE PRESIDENT, OPERATIONS
   LOUISIANA REGION

Michael W. Gallo
   SENIOR VICE PRESIDENT, FINANCE
   WESTERN DIVISION

Ben F. King
   SENIOR VICE PRESIDENT, FINANCE
   EASTERN DIVISION

Neil M. Sorrentino
   SENIOR VICE PRESIDENT, OPERATIONS
   NORTHERN REGION

Don S. Steigman
   SENIOR VICE PRESIDENT, OPERATIONS
   FLORIDA REGION

Edward Tudanger
   SENIOR VICE PRESIDENT, OPERATIONS
   SOUTHEAST REGION

Barry A. Wolfman
   SENIOR VICE PRESIDENT, OPERATIONS
   ORANGE COUNTY/SAN DIEGO REGION

Steven R. Blake
   VICE PRESIDENT, FINANCE
   NORTHERN REGION

Mark H. Bryan
   VICE PRESIDENT, FINANCE
   FLORIDA REGION

Albert J. Canete
   VICE PRESIDENT, FINANCE
   ORANGE COUNTY/SAN DIEGO REGION

David Dearman
   VICE PRESIDENT, FINANCE
   TEXAS REGION

William R. Durham
   VICE PRESIDENT, FINANCE
   LOUISIANA REGION

William W. Leyhe
   VICE PRESIDENT, INTEGRATED DELIVERY SYSTEMS
   WESTERN DIVISION

Michael E. Tyson
   VICE PRESIDENT, FINANCE
   CENTRAL STATES REGION

Anthony P. Whitehead
   VICE PRESIDENT, FINANCE
   SOUTHEAST REGION

William R. Wilson
   VICE PRESIDENT, FINANCE
   LOS ANGELES REGION


SUBSIDIARY MANAGEMENT

Arnold M. Robin
   PRESIDENT, SYNDICATED OFFICE SYSTEMS

G. Michael Sheley
   CHIEF EXECUTIVE OFFICER,
   NATIONAL HEALTH PLANS

SUPPLEMENTARY FINANCIAL INFORMATION

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                 FISCAL 1996 QUARTERS                            FISCAL 1995 QUARTERS
(IN MILLIONS, EXCEPT PER SHARE DATA)   FIRST      SECOND       THIRD      FOURTH       FIRST      SECOND       THIRD      FOURTH
- -----------------------------------------------------------------------------------------------------------------------------------
Net operating revenues                $1,284      $1,371      $1,432      $1,472      $  663      $  639      $  660      $1,356
Income from continuing operations     $  118      $  183      $   71      $   26      $   64      $   46      $   49      $   35
Net income (loss)                     $  118      $  183      $   71      $  (22)     $   64      $   46      $   49      $    6
                                     ----------------------------------------------------------------------------------------------
                                     ----------------------------------------------------------------------------------------------
Earnings per share from
 continuing operations:
   Primary                            $ 0.59      $ 0.90      $ 0.33      $ 0.12      $ 0.38      $ 0.27      $ 0.29      $ 0.17
   Fully diluted                      $ 0.56      $ 0.85      $ 0.33      $ 0.12      $ 0.36      $ 0.27      $ 0.28      $ 0.17

                                     ----------------------------------------------------------------------------------------------
                                     ----------------------------------------------------------------------------------------------


  Quarterly operating results are not necessarily representative of operations
for a full year.   Net operating revenues, amortization and interest expense, for example, increased significantly in the quarters following the acquisition of AMH on March 1, 1995. Income from continuing operations and net income in the first quarter of 1995 includes the effects of a $32 million gain from the sale of a subsidiary's common stock. The fourth quarter of 1995 was impacted by a restructuring charge of $37 million, a $9 million charge for discontinued operations and a $20 million extraordinary charge from early extinguishment of debt. Unusual items in 1996 include a $124 million gain on asset disposals in the first quarter, a $171 million gain on asset disposals in the second quarter, a $17 million gain from the sale of a subsidiary's common stock in the second quarter, impairment losses of $86 million and asset disposal gains of $34 million in the fourth quarter, as well as a $25 million net charge to discontinued operations and a $23 million extraordinary charge from early extinguishment of debt in the fourth quarter.

COMMON STOCK INFORMATION (UNAUDITED)


                       FISCAL 1996 QUARTERS                    FISCAL 1995 QUARTERS
               FIRST   SECOND     THIRD    FOURTH     FIRST    SECOND     THIRD    FOURTH
- ---------------------------------------------------------------------------------------------
Price range:
   High       17       18 1/2    22 1/2    22 1/2    19        19 1/2    16        17 7/8
   Low        13 3/8   15 5/8    17 7/8    18 1/8    14 3/4    13 1/8    12 1/2    14 1/2

            ---------------------------------------------------------------------------------
            ---------------------------------------------------------------------------------



   At May 31, 1996, there were approximately 18,700 holders of record of the Company's common stock. The Company's common stock is listed and traded on the New York and Pacific stock exchanges. The stock prices above are the high and low sales prices as reported in the NYSE Composite Tape for the last two fiscal years. The Company's credit facility currently prohibits the payment of dividends.

CORPORATE INFORMATION

COMMON STOCK TRANSFER AGENT AND REGISTRAR

For information on stock certificates or for change of address, please contact:

THE BANK OF NEW YORK
101 Barclay St., New York, NY 10286
(800) 524-4458

National Medical Enterprises, Inc. (NME) stock certificates remain valid and do not need to be exchanged for Tenet certificates. Former shareholders of American Medical Holdings, Inc. (AMI) who have not yet redeemed their AMI stock for cash and Tenet stock, should contact The Bank of New York at (800) 507-9357. For all other shareholder inquiries, contact Paul J. Russell, Vice President, Investor Relations, at (805) 563-7188.

CORPORATE HEADQUARTERS

TENET HEALTHCARE CORPORATION
3820 State St., Santa Barbara, CA 93105
(805) 563-7000

COMMON STOCK LISTING

The company's common stock is listed under the symbol THC on the New York and Pacific stock exchanges.

Debt securities listed on the New York Stock Exchange:
9 5/8% Senior Notes due 20028
8 5/8% Senior Notes due 2003
10 1/8% Senior Subordinated Notes due 2005
6% Exchangeable Subordinated Notes due 2005

Trustee/Registrar

THE BANK OF NEW YORK
101 Barclay St., New York, NY 10286(800) 524-4458

ANNUAL MEETING

The annual meeting of the shareholders of Tenet Healthcare Corporation will be held at 10 a.m., Wednesday, Sept. 25, 1996, at Loews, Santa Monica Beach Hotel, 1700 Ocean Ave.,
Santa Monica, Calif.

FORM 10-K
The company reports annually to the Securities and Exchange Commission on Form 10-K. You may obtain a copy at no charge by writing to Tenet Investor Relations or by telephoning (805) 563-6969.

Report Design by Silverander Communications,
Executive Photographs by Glenn Derbyshire


                              [Back inside cover.]

                             [Picture of a column.]

GLOSSARY OF HEALTHCARE TERMINOLOGY

CAPITATION: A payment method under which a health plan, hospital or physician is paid a fixed amount per enrolled member, regardless of amount or type of services delivered.

DIAGNOSTIC-RELATED GROUP (DRG): A classification of patients by diagnosis or surgical procedure into major diagnostic categories for the purpose of determining payment of hospitalization charges by Medicare.

FEE-FOR-SERVICE CARE: This is traditional cash-for-service payments and indemnity insurance coverage, under which patients have the freedom to choose their own doctor or hospital. Patients usually pay a deductible and co-payment and the providers are reimbursed the remainder of their usual and customary charges by the indemnity carrier.

HEALTH CARE FINANCING ADMINISTRATION (HCFA): The federal agency responsible for administering Medicare and Medicaid.

HEALTH MAINTENANCE ORGANIZATION (HMO): A comprehensive prepaid healthcare system with emphasis on managed care. HMO patients receive services only through the doctors, hospitals and other providers approved by the HMO. Providers are paid either a capitated amount or a discount from their usual and customary charges.

INDEPENDENT PRACTICE ASSOCIATION (IPA): A group of physicians who have joined together to negotiate for managed care contracts.

INTEGRATED DELIVERY SYSTEM (IDS): An integrated network designed to streamline healthcare delivery by coordinating the efforts of hospitals, physician practices and other facilities in order to provide a full spectrum of care.

MANAGED CARE: An umbrella term for prepaid health insurance plans designed to cut costs by monitoring access, quality and frequency of medical care. HMOs and PPOs are the most common managed care plans.

MANAGEMENT SERVICES ORGANIZATION (MSO): An organization formed to provide administrative and contract management services for physicians.

MEDICAID:  A state and federal health insurance program for the poor.

MEDICARE: A federal health insurance program for people 65 and older and for disabled people under 65.

PHYSICIAN HOSPITAL ORGANIZATION (PHO):   A collaborative venture uniting
physicians and hospitals for managed care contracting purposes.

PREFERRED PROVIDER ORGANIZATION (PPO): A health plan in which members may seek care from a set list of providers, who agree to furnish services for a predetermined fee.

POINT-OF-SERVICE HMO: The same as an HMO plan, but with one exception: Patients may use doctors or hospitals outside the network, if they pay more out of pocket.

PROVIDER SERVICE NETWORK (PSN): A network of healthcare providers that contracts directly with the Health Care Financing Administration to provide capitated care for Medicare recipients.


                           [Inside of foldout flap.]

                                ----------------------
                                 www.TenetHealth.com
                                ----------------------

                                        WE'RE

                                       ADDING

                                        A NEW

                                      ENTRANCE

                                       TO OUR

                                      HOSPITALS

                               [PICTURE OF A COMPUTER]

                        As this year's Annual Report goes to
                         press, we are putting the finishing
                     touches to Tenet's first site on the World
                         Wide Web portion of the Internet.
                         When Launched, the Tenet site will
                       provide information about our hospitals
                      and physicians, financial news about the
                       company and the services we offer, and
                          health and wellness information.
                       We are also building Web sites for all
                         Tenet hospitals to help them better
                         serve the health information needs
                             of their local communities.

                          Look for us soon on the Internet
                         ------------------------------------
                                 www.TenetHealth.com


                             [Outside of foldout flap.]

                               [Back Outside Cover]



          [Picture of floor tiles from lobby of corporate headquarters.]



                             TENET HEALTHCARE CORPORATION
                       3820 State St., Santa Barbara, CA 93105