Form 10-K, Exhibit 13
period 1997-05-31
TENET HEALTHCARE CORP
filed 1997-08-27
CIK 70318

1997

A N N U A L    R E P O R T

                                        TENET
                                HEALTHCARE CORPORATION

                                        [LOGO]

TENET IS 130 HOSPITALS, SPECIALTY CARE FACILITIES, OUTPATIENT CENTERS, HOME HEALTH AGENCIES AND MANY OTHER RELATED BUSINESSES. WE HAVE 105,000 DEDICATED PEOPLE -- INCLUDING PHYSICIANS, NURSES AND SUPPORT STAFF -- PROVIDING QUALITY, COST-EFFECTIVE MEDICAL CARE TO THEIR COMMUNITIES.

CONTENTS

1   LETTER TO SHAREHOLDERS

7   FINANCIAL SUMMARY

8   MANAGEMENT'S DISCUSSION AND ANALYSIS

17  CONSOLIDATED STATEMENTS OF OPERATIONS

18  CONSOLIDATED BALANCE SHEETS

19  CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

20  CONSOLIDATED STATEMENTS OF CASH FLOWS

22  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

40  REPORT OF INDEPENDENT AUDITORS

41  DIRECTORS AND MANAGEMENT

43  SUPPLEMENTARY FINANCIAL INFORMATION

44  CORPORATE INFORMATION

                              LETTER TO OUR SHAREHOLDERS



JEFFREY C. BARBAKOW               [PHOTO]                 MICHEAL H. FOCHT SR.


    It's remarkable how quickly a year passes. Equally remarkable is how much we have accomplished at Tenet during the span of only 12 months.

    As the fiscal year closed on May 31, 1997, we had a great deal to celebrate. The company completed the acquisition of OrNda HealthCorp well ahead of schedule. We achieved another year of solid financial results that testified to the strength of our healthcare delivery networks and the effectiveness of our overall business strategy. Through a major refinancing, we reduced Tenet's financing costs. During the course of the fiscal year, Tenet enhanced its networks across the country by acquiring three nonprofit hospitals and entering into long-term lease agreements for two more. At the same time, we were exploring or establishing a number of innovative new partnerships with the not-for-profit, academic and investor-owned sectors. We also began to put in place our new Economic Value Added system, designed to better measure financial performance throughout the company and spur our managers to add additional value to our organization for our shareholders.

    Our momentum as a company has continued into fiscal 1998 - and not just in the area of acquisitions. Shortly after the beginning of the new fiscal year, we launched an important initiative -- unprecedented, we believe, in this industry -- to narrow the gap between us and our not-for-profit colleagues and to explore ways in which we can, together, lead the healthcare industry into the 21st century.

                                THE ORNDA ACQUISITION

    While we have much to be proud of in fiscal 1997, the OrNda acquisition was clearly the year's seminal event. It would be difficult to overestimate the impact of melding the nation's second- and third-largest healthcare companies. The numbers alone are impressive.

    On January 30, 1997, more than a month ahead of the original schedule, Tenet successfully completed its acquisition of OrNda, adding 50 OrNda acute care hospitals to the 77 that Tenet already owned. More impressive was the fact that 32 of the OrNda facilities complemented Tenet's existing healthcare delivery networks. Overnight, Tenet became the largest healthcare provider in Southern California.


                    TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

In South Florida, the acquisition added four acute care hospitals to Tenet South Florida HealthSystem, our South Florida integrated network, bringing the total count to 12. In Texas, the OrNda acquisition added eight acute care hospitals to Tenet's 12 existing hospitals, enhancing the company's presence in important areas like the greater Dallas and Houston areas. The OrNda acquisition also introduced Tenet to important new markets. OrNda's five acute care hospitals in Arizona gave Tenet a presence in one of the nation's fastest-growing regions. The acquisition also created new opportunities for the company in other states, including Massachusetts.

    It was not only the bricks and mortar of the two companies that fit so well together. Tenet and OrNda also shared the same commitment to delivering quality, community--based healthcare.

    An interesting thing started to happen shortly after the decision to acquire OrNda was announced in October 1996. An increasing number of not--for-profit hospitals and health systems began to contact us, inquiring about possible partnerships or outright acquisitions. The acquisition of OrNda, it seemed, had sent the message that Tenet was here to stay and that it had become a far more powerful force in redefining healthcare delivery. Now, there was another reason to become part of a Tenet network.

    Tenet, we believe, already enjoyed the reputation for having the healthcare industry's most comprehensive corporate integrity program. And its practice of allowing its hospitals to carry on the missions they had pursued as not-for-profit institutions was being appreciated by more and more not-for-profits. The enhanced networks and additional financial strength that came with the OrNda acquisition was yet another reason for them to reach out to Tenet.

    Following the completion of the OrNda acquisition, we realigned Tenet's operational structure to accommodate the OrNda facilities, primarily by creating a new "super region" in Southern California and a new Arizona Region for former OrNda facilities in Arizona and several other Western states. We also unified our company's quality assurance functions into a single new Quality Management department, consolidated all acquisition and development activity into one larger department, and expanded our compliance and audit departments. In addition, we began moving a number of legal, reimbursement and business office staff from our Dallas Operations Center to the regional offices to better serve the company's facilities.

    Upon completing the OrNda acquisition, Tenet put into place new short-- and long-term financing. Although we had originally intended to issue $1.3 billion in public debt and obtain a $2.5 billion line of credit, demand from investors was so strong that we increased the amounts to $2 billion and $2.8 billion, respectively, to better position ourselves for future growth. The borrowings, portions of which were used to repurchase OrNda's public debt and to repay old lines of credit for Tenet and OrNda, are at more favorable rates than our previous debt.


                    TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

L E T T E R
TO OUR SHAREHOLDERS

                                 FISCAL 1997 RESULTS

    For the fiscal year ended May 31, 1997, Tenet reported earnings per share from continuing operations -- excluding unusual or non-recurring items -- of $1.46. That's compared with $1.27 in the prior year, a gain of 15 percent. Results for both years are restated to reflect the pooling-of-interests merger with OrNda HealthCorp on January 30, 1997.

    Net operating revenues for the fiscal year were $8.7 billion, an increase of 12.8 percent from $7.7 billion in the 1996 fiscal year. Income from continuing operations, excluding the effect of all unusual or non-recurring items, was $445 million in fiscal 1997, compared with $370 million in the previous fiscal year, an increase of 20.1 percent.

    The strong revenue growth in the year reflects improved patient volumes at Tenet's hospitals. Total admissions at Tenet's acute care hospitals increased
10.2 percent for the year. Admissions increased 1.3 percent on a same-facility basis for the year. Total outpatient visits increased 22.3 percent for the year. On a same-facility basis, outpatient visits increased 11 percent for the year.

    Providing a strong finish to what has been a very successful and eventful year for Tenet, the company reported earnings from continuing operations, before unusual or non-recurring items, in the fourth quarter of fiscal 1997 of 41 cents per share, a 17 percent increase compared with 35 cents in the fourth quarter of the prior year. Total admissions at Tenet's acute care hospitals increased 14.5 percent in the quarter -- 2.9 percent on a same-facility basis. Total outpatient visits increased 24.8 percent in the quarter -- 11.2 percent on a same-facility basis.

    Results for the year include a number of unusual or non-recurring items totaling $517 million after tax. For a more complete discussion of these items and the company's financial results, turn to the Financial Statements and the Management's Discussion and Analysis sections later in this report.

                             GROWING THROUGH ACQUISITIONS

    In fiscal 1997, we continued to focus on expanding and strengthening operations in our existing markets by acquiring or leasing hospitals that enhance our integrated delivery networks. On June 1, 1996, the first day of the fiscal year, we acquired Hialeah Hospital, a 378-bed acute care facility near Miami. The addition of Hialeah to Tenet South Florida HealthSystem particularly enhanced Tenet's presence in North Dade County, a highly competitive area with heavy managed care activity. In early October 1996, Tenet acquired Lloyd Noland Hospital & Health System, a 319-bed, acute care hospital and health system in Birmingham, Ala., strengthening Tenet's presence in Birmingham and helping establish the foundation for a statewide integrated delivery system. Tenet also owns 586-bed Brookwood Medical Center in Birmingham and has a 50 percent interest in St. Clair Regional Hospital, an 82-bed hospital located just outside of Birmingham and managed by Tenet's 50 percent partner.


                    TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

    In January 1997, Tenet further enhanced its South Florida network by acquiring North Shore Medical Center, a 357-bed hospital in Miami. Also in January, Tenet entered into a 30-year lease of Brookside Hospital in San Pablo, Calif. Brookside, a 233-bed facility, faced potential closure until Tenet proposed combining its operations with Doctors Hospital of Pinole, a 137-bed facility that Tenet operates in nearby Pinole. And in May, Tenet assumed a 30-year lease of Desert Hospital, a 388-bed hospital in Palm Springs, Calif. The transaction pairs Desert with John F. Kennedy Memorial Hospital, a Tenet-owned 130-bed acute care community hospital in nearby Indio, to form a regional healthcare delivery system serving the entire Coachella Valley.

    The pace of acquisitions continued into the new fiscal year. In July, Tenet completed its acquisition of 1,030-bed Deaconess Incarnate Word Health System, Inc. in St. Louis. The system, which includes three acute care hospitals and numerous related services, will form the foundation of an integrated healthcare delivery system for the greater St. Louis area, where Tenet already owns 408-bed Lutheran Medical Center. Also in July, Tenet assumed the remaining four years of a five-year lease of county-owned Sylvan Grove Hospital in Jackson, Ga. Sylvan Grove, a 25-bed acute care hospital providing general medical services, will be paired with Tenet's Spalding Regional Hospital, a 160-bed acute care community hospital in nearby Griffin.

                                BUILDING PARTNERSHIPS

    During fiscal 1997, Tenet continued to demonstrate its willingness to enter into partnerships with other healthcare providers, not-for-profit and investor-owned alike, that help the company expand its business. In April 1997, for example, Tenet and MedPartners, Inc., the nation's largest manager of physician practices, announced a letter of intent to form a partnership to create Southern California's largest healthcare contracting network. Under the agreement, Tenet will acquire MedPartners' 99-bed Pioneer Hospital in Artesia, Calif. The hospital will concentrate on ambulatory services, while the 100,000 HMO members currently served by Pioneer will receive healthcare services at other Tenet acute care hospitals under a 10-year, full-risk, capitated arrangement. Additionally, MedPartner's 1.2 million Southern California HMO members will have access to Tenet hospitals.

    In June 1997, Tenet South Florida HealthSystem and the renowned Cleveland Clinic received approval from the state of Florida to jointly build a 150-bed acute care hospital in Weston, one of South Florida's fastest-growing areas. Cleveland Clinic Florida will oversee clinical care, research and educational programs, and Tenet will manage the operations of the Broward County hospital. Upon completion of the jointly owned hospital, Cleveland Clinic Florida will become part of the Tenet South Florida network.

    Tenet's affiliations with prestigious academic medical centers also grew in fiscal 1997. In July 1996, Tenet's Board of Directors and Louisiana State University approved an affiliation agreement between LSU Medical Center and two New Orleans-area Tenet hospitals - Kenner Regional Medical Center and Memorial Medical Center. In addition to creating a teaching affiliation between LSU and the two hospitals, the agreement calls for centers of excellence offering specialized tertiary and quaternary


                    TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

L E T T E R
TO OUR SHAREHOLDERS

medical services to be established at both Kenner and Memorial and for Tenet to provide diagnostic services at the planned Stanley S. Scott Cancer Center at LSU. Tenet's two other major academic affiliations are with Creighton University School of Medicine in Omaha, Neb., and the University of Southern California School of Medicine in Los Angeles.

    In June 1997, shortly after the end of the fiscal year, Tenet's USC University Hospital in Los Angeles reached an agreement with the University of Southern California to manage the USC/Norris Cancer Hospital, a private facility owned and operated by USC. USC/Norris Cancer Hospital is part of the USC/Norris Comprehensive Cancer Center, one of only 26 such centers in the United States designated by the National Cancer Institute to lead the nation in cancer research, treatment, education and prevention.

    We believe that establishing relationships with nationally known teaching and research institutions like these enhances the quality of care we are able to offer our patients.

                     ECONOMIC VALUE ADDED PERFORMANCE MEASUREMENT

    At the beginning of fiscal 1998, we began implementing an Economic Value Added (EVA) performance measurement system that eventually will be adopted throughout the company. By tying operating performance to the cost of capital required to generate that performance, EVA strengthens Tenet's ability to measure real financial performance at every level of the company.

    Because this capital allocation discipline takes into account all business costs, EVA is a more complete measure of profitability than traditional measures such as EBITDA (earnings before interest, taxes, depreciation and amortization), EBIT (earnings before interest and taxes) or ROI (return on investment).

    Moreover, we have incorporated EVA into Tenet's incentive compensation programs, giving us a vital new dimension that will help us achieve superior performance for shareholders.

                               BUILDING AN OPEN WORLD

    But what about the future?

    We believe a new order in healthcare is emerging, one in which consumers are likely to insist upon a more open healthcare system that provides a greater choice of services at reasonable costs. As this change occurs, we anticipate many new opportunities for nontraditional growth, particularly in the provision of new healthcare services. We want Tenet to be among the leaders in these emerging areas.

    All of this has profound implications for Tenet's strategy today. If the healthcare industry is, in fact, headed for an open world, we must prepare for it now. We must expand our thinking to entertain fresh, innovative partnership models with other institutions in this industry.


                    TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

    Nothing is more vital to the development of this open world -- and nothing is more important to Tenet -- than bridging the gap with not-for-profit hospitals and health systems.

    They need us; we need them. They hold key links that will allow us to complete our delivery systems, through acquisitions, partnerships or other innovative relationships. In return, Tenet has much to offer them -- for example, access to our well-respected accounts receivable and collections capabilities, powerful group-purchasing programs and managed care networks. To help bridge the gap, we have joined the American Hospital Association, the premier not-for-profit trade organization in the hospital industry. This puts us side-by-side with our not-for-profit colleagues.

    Tenet has an historic opportunity to break down the artificial barrier that separates us from our not-for-profit colleagues. If our efforts are successful, they will open a vast new world of opportunity for Tenet while literally reshaping our industry for the better.

    At a time when this industry is searching for alternatives and society is looking for more open, customer-friendly healthcare services, we believe Tenet is better positioned than anyone to deliver.

    Tenet can be a remarkable instrument of change. If we stay the course, we can transform this industry in a profoundly positive way that will directly benefit not just you, our shareholders, but also healthcare in the United States.



/s/  Jeffrey Barbakow

Jeffrey C. Barbakow
Chairman and Chief Executive Officer



/s/  Michael H. Focht Sr.

Michael H. Focht Sr.
President and Chief Operating Officer


August 1, 1997


                    TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

                                  FINANCIAL SUMMARY



SELECTED FINANCIAL DATA
CONTINUING OPERATIONS(1)


                                                                               Years Ended May 31,
                                                     ------------------------------------------------------------------
(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)       1993           1994           1995(2)          1996          1997
                                                     ------------------------------------------------------------------
OPERATING RESULTS:

Net operating revenues                               $4,140         $4,218        $ 5,161       $  7,706       $  8,691
Operating expenses:
  Salaries and benefits                               1,908          1,868          2,170          3,130          3,574
  Supplies                                              462            498            668          1,056          1,197
  Provision for doubtful accounts                       178            193            260            431            494
  Other operating expenses                              899            942          1,178          1,646          1,829
  Depreciation                                          185            199            232            319            335
  Amortization                                           23             25             44            100            108
  Merger, facility consolidation and
  other non-recurring charges                            52            110             37             86            740
                                                      ------------------------------------------------------------------
Operating income                                        433            383            572            938            414
Interest expense, net of
  capitalized portion                                  (144)          (157)          (251)          (425)          (417)
Investment earnings                                      24             31             32             27             26
Equity in earnings of
  unconsolidated affiliates                              13             27             43             25              1
Minority interests                                      (15)           (12)           (10)           (30)           (27)
Net gain (loss) on disposals of
  facilities and long-term
  investments                                           122             42             31            346            (18)
                                                      ------------------------------------------------------------------
Income (loss) from continuing
  operations before income taxes                        433            314            417            881            (21)
Taxes on income                                        (156)          (145)          (151)          (383)           (52)
                                                      ------------------------------------------------------------------
Income (loss) from continuing
  operations                                         $  277         $  169        $   266       $    498       $    (73)
                                                      ------------------------------------------------------------------
                                                      ------------------------------------------------------------------
Earnings (loss) per common
  share from continuing
  operations, fully diluted                          $ 1.24         $ 0.75        $  1.08       $   1.70       $  (0.24)
                                                      ------------------------------------------------------------------
                                                      ------------------------------------------------------------------
Cash dividends per common share                      $ 0.48         $ 0.12        $     --   $        --   $          --
                                                      ------------------------------------------------------------------
                                                      ------------------------------------------------------------------


                                                                                 As of May 31,
                                                     -------------------------------------------------------------------
                                                      1993           1994        1995 (2)         1996           1997
                                                     -------------------------------------------------------------------
BALANCE SHEET DATA:(1)

Working capital (deficit)                           $   182        $  (190)       $   273      $     499     $      522
Total assets                                          5,379          5,543          9,787         10,768         11,705
Long-term debt, excluding
  current portion                                     1,598          1,290          4,287          4,421          5,022
Shareholders' equity                                  1,964          1,648          2,379          3,277          3,224
Book value per common share                         $  9.24        $  7.33        $  9.13      $   11.13     $    10.65



(1) On January 30, 1997, Tenet Healthcare Corporation (together with its subsidiaries "Tenet" or the "Company") acquired OrNda HealthCorp (together with its subsidiaries, "OrNda") by issuing 81,439,910 shares of its common stock in a tax-free exchange for all of OrNda's outstanding common stock. The transaction has been accounted for as a pooling-of-interests and, accordingly, the consolidated financial statements and all statistical data shown herein prior to the combination have been restated to include the accounts and results of operations of OrNda for all periods presented.

(2) On March 1, 1995, Tenet acquired, in a transaction accounted for as a purchase, all the outstanding common stock of American Medical Holdings, Inc. (together with its subsidiaries, "AMH") for $1.5 billion in cash and
    33.2 million shares of Tenet's common stock valued at approximately $488 million (the "AMH Merger").


                    TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

                       MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    FINANCIAL CONDITION AND RESULTS OF OPERATIONS



                                   THE ORNDA MERGER

On January 30, 1997, Tenet Healthcare Corporation (together with its subsidiaries, "Tenet" or the "Company") acquired OrNda HealthCorp (together with its subsidiaries, "OrNda"). The OrNda Merger has been accounted for as a pooling-of-interests and, accordingly, the consolidated financial statements and all statistical data shown herein for prior years have been restated to include the accounts and results of operations of OrNda for all periods presented.

Tenet's subsidiaries operated 77 general hospitals and OrNda's subsidiaries operated 50 general hospitals at January 30, 1997. Management believes that joining together Tenet's general hospitals and related healthcare operations with OrNda's has created a stronger, more geographically diverse company that is better able to compete in certain key geographic areas, such as Southern California and South Florida, and to grow through strategic acquisitions and partnerships. The OrNda Merger also expanded Tenet's operations into several new geographic areas, including Arizona, Iowa, Massachusetts, Mississippi, Nevada, Oregon and Washington.

The healthcare industry has undergone, and continues to undergo, tremendous change, including cost-containment pressures by government payors, managed care providers and others, as well as technological advances that require increased capital expenditures. The combined company will continue to emphasize the creation of strong integrated healthcare delivery systems to address those changes. The OrNda Merger is expected to enable the combined company to realize certain cost savings before any costs related to the merger and facility consolidations. No assurances can be made as to the amount of cost savings, if any, that actually will be recognized. In connection with the OrNda Merger, the Company repaid $2.3 billion in debt. The debt retirements were financed by borrowings under the Company's new $2.8 billion revolving bank credit agreement and the public issuance of $2.0 billion in new debt securities.

                         THE AMERICAN MEDICAL HOLDINGS MERGER

On March 1, 1995, in a transaction accounted for as a purchase, the Company acquired American Medical Holdings, Inc. (together with its subsidiaries, "AMH") for $1.5 billion in cash and 33.2 million shares of the Company's common stock valued at $488 million (the "AMH Merger"). In connection with the acquisition, the Company also repaid $1.8 billion of debt. Both the acquisition and debt retirements were financed by borrowings under the Company's then-existing credit agreement and the public issuance of $1.2 billion in new debt securities.

Prior to the AMH Merger, Tenet (excluding OrNda) operated 33 domestic general hospitals with 6,620 licensed beds in six states and a small number of skilled nursing facilities, rehabilitation hospitals and psychiatric hospitals located on or near general hospital campuses. With the AMH Merger, the Company acquired 37 domestic general hospitals with 8,831 beds, bringing its domestic general hospital complement at that time to 70 hospitals with 15,451 licensed beds in 13 states. The acquisition also included ancillary facilities at or nearby many AMH hospitals, including outpatient surgery centers, rehabilitation units, long-term-care facilities, a psychiatric hospital, home healthcare programs and ambulatory, occupational and rural healthcare clinics.

Management believes that the AMH Merger strengthened the Company in its then-existing markets and enhanced its ability to deliver quality, cost-effective healthcare services in new markets. The consolidation of Tenet and AMH has resulted in certain cost savings, estimated to be at least $60 million annually,


                    TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

MANAGEMENT'S
    DISCUSSION

beginning in the fiscal year ended May 31, 1996. These savings are before any severance or other costs of implementing certain efficiencies and have been realized through (i) elimination of duplicate corporate overhead expenses, (ii) reduced supplies expense through the incorporation of the acquired facilities into the Company's existing group-purchasing program, (iii) achievement of lower information system costs through consolidation and outsourcing and (iv) improved collection of the acquired AMH facilities' accounts receivable.

                                RESULTS OF OPERATIONS

Income from continuing operations before income taxes was $417 million in 1995 and $881 million in 1996. The Company reported a pretax loss from continuing operations of $21 million in 1997. The most significant transactions affecting the results of continuing operations were (i) the acquisition of AMH, (ii) the acquisition by OrNda of Summit Health Ltd. ("Summit"), (iii) the financing of the AMH Merger, which added more than $250 million annually in interest expense,
(iv) a series of other acquisitions and divestitures during fiscal 1995, 1996 and 1997 (see Note 3 of Notes to Consolidated Financial Statements herein), and
(v) merger, facility consolidation and other non-recurring charges recorded in all three fiscal years (See Note 4 of Notes to Consolidated Financial Statements herein).

Fiscal 1995 includes the sale of a 75% interest in Total Renal Care Holdings, Inc. ("TRC"). Fiscal 1996 includes the sales of the Company's interests in its hospitals and related healthcare businesses in Singapore, Australia, Malaysia and Thailand, its interest in Westminster Health Care Holdings, PLC ("Westminster"), the sale of the Company's investment in preferred stock of The Hillhaven Corporation ("Hillhaven"), and the exchange of its interest in the common stock of Hillhaven for 8,301,067 shares of common stock of Vencor, Inc. ("Vencor"). Fiscal 1997 includes a noncash charge relating to increases in the index value of certain of the Company's long-term debt. These transactions and other unusual pretax items relating to the OrNda Merger, facility consolidation and other non-recurring charges are shown below:

(in millions)                                 1995    1996        1997
                                             -------------------------
Gain (loss) on sales of facilities and
  long-term investments                       $(1)    $329      $ (18)
Gains on sales of subsidiary's common stock    32       17          -
Merger, facility consolidation and other
  non-recurring charges                       (37)    (86)       (740)
                                             -------------------------
Net unusual pretax items (after tax, fully
  diluted per share: ($0.02) in 1995, $0.43
  in 1996 and ($1.70) in 1997)                $(6)    $260      $(758)
                                             -------------------------

Excluding the unusual items in the table above, income from continuing operations before income taxes would have been $423 million in 1995, $621 million in 1996 and $737 million in 1997 and fully diluted earnings per share from continuing operations would have been $1.10, $1.27 and $1.46, respectively.


                    TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

The following is a summary of continuing operations for the past three fiscal years:



                                             1995           1996           1997           1995          1996           1997
                                         ----------------------------------------        ------------------------------------
                                                                                                   (PERCENTAGE OF
                                                 (DOLLARS IN MILLIONS)                          NET OPERATING REVENUES)
Net Operating Revenues:
  Domestic general hospitals(3)         $   4,536         $7,183         $7,932          87.9%          93.2%          91.3%
  Other domestic operations (1), (3)          394            472            759           7.6%           6.1%           8.7%
  International operations                    214             51              -           4.2%           0.7%              -
  Divested operations (2)                      17              -              -           0.3%              -              -
                                         ----------------------------------------        ------------------------------------
                                        $   5,161         $7,706         $8,691         100.0%         100.0%         100.0%
                                         ----------------------------------------        ------------------------------------
Operating Expenses:
  Salaries and benefits                    (2,170)        (3,130)        (3,574)         42.0%          40.6%          41.1%
  Supplies                                   (668)        (1,056)        (1,197)         13.0%          13.7%          13.8%
  Provision for doubtful accounts            (260)          (431)          (494)          5.0%           5.6%           5.7%
  Other operating expenses                 (1,178)        (1,646)        (1,829)         22.8%          21.4%          21.0%
  Depreciation                               (232)          (319)          (335)          4.5%           4.1%           3.9%
  Amortization                                (44)          (100)          (108)          0.9%           1.3%           1.2%
                                         ----------------------------------------        ------------------------------------
Operating income before merger,
  facility consolidation and other
  non-recurring charges                       609          1,024          1,154          11.8%         13.3%           13.3%
  Merger, facility consolidation
  and other non-recurring charges             (37)           (86)          (740)          0.7%           1.1%           8.5%
                                         ----------------------------------------        ------------------------------------
Operating income                        $     572         $  938         $  414          11.1%          12.2%           4.8%
                                         ----------------------------------------        ------------------------------------
                                         ----------------------------------------        ------------------------------------



(1) NET OPERATING REVENUES OF OTHER DOMESTIC OPERATIONS CONSIST PRIMARILY OF REVENUES FROM (I) PHYSICIAN PRACTICES; (II) A SMALL NUMBER OF REHABILITATION HOSPITALS, LONG-TERM-CARE FACILITIES AND PSYCHIATRIC HOSPITALS THAT ARE LOCATED ON OR NEAR THE SAME CAMPUSES AS THE COMPANY'S GENERAL HOSPITALS; (III) HEALTHCARE JOINT VENTURES OPERATED BY THE COMPANY;
    (VI) SUBSIDIARIES OF THE COMPANY OFFERING MANAGED CARE AND INDEMNITY PRODUCTS; AND (IV) REVENUES EARNED BY THE COMPANY IN CONSIDERATION OF THE GUARANTEES OF CERTAIN INDEBTEDNESS AND LEASES OF VENCOR AND OTHER THIRD PARTIES.

(2) NET OPERATING REVENUES OF DIVESTED OPERATIONS CONSIST OF REVENUES FROM (I) TRC PRIOR TO THE AUGUST 1994 SALE OF AN APPROXIMATELY 75% EQUITY INTEREST IN TRC.

(3) CERTAIN RECLASSIFICATIONS HAVE BEEN MADE TO THE FINANCIAL INFORMATION PREVIOUSLY SEPARATELY REPORTED BY ORNDA TO BE CONSISTENT WITH THE COMPANY'S MANNER OF PRESENTATION.

Net operating revenues were $5.2 billion in 1995, $7.7 billion in 1996 and $8.7 billion in 1997. Fiscal 1996 includes revenues attributable to facilities acquired in the AMH Merger. Fiscal 1995 includes three months of revenues attributable to the facilities acquired in the AMH Merger.

Operating income before merger, facility consolidation and other non-recurring charges increased by 68.1% from $609 million in 1995 to $1,024 million in 1996, and by 12.7% to $1,154 million in 1997. The operating margin on this basis increased from 11.8% in 1995 to 13.3% in 1996 and in 1997. The table below sets forth certain selected historical operating statistics for the Company's domestic general hospitals:


                                                                                          INCREASE
                                                                                         (DECREASE)
                                                  1995           1996           1997   1996 to 1997
                                            --------------------------------------------------------
Number of hospitals (at end of period)             114            122            128              6
Licensed beds (at end of period)                23,250         25,699         27,959            8.8%
Net inpatient revenues (in millions)       $     3,049    $     4,744    $     5,227           10.2%
Net outpatient revenues (in millions)      $     1,399    $     2,283    $     2,515           10.2%
Admissions                                     470,027        714,058        786,887           10.2%
Equivalent admissions (1)                      640,931      1,017,514      1,124,397           10.5%
Average length of stay (days)                      5.5            5.3            5.2         (0.1)*
Patient days                                 2,569,427      3,771,928      4,099,709            8.7%
Equivalent patient days (2)                  3,478,485      5,432,612      5,817,251            7.1%
Net inpatient revenues per patient day     $     1,187    $     1,258    $     1,275            1.4%
Net inpatient revenues per admission       $     6,487    $     6,643    $     6,643              -
Utilization of licensed beds                     42.8%          41.6%          42.5%            0.9%*
Outpatient visits                            4,115,716      8,174,002      9,997,266           22.3%



*   THE % CHANGE IS THE DIFFERENCE BETWEEN THE 1996 AND 1997 PERCENTAGES SHOWN.

(1) EQUIVALENT ADMISSIONS REPRESENTS ACTUAL ADMISSIONS ADJUSTED TO INCLUDE OUTPATIENT AND EMERGENCY ROOM SERVICES BY MULTIPLYING ACTUAL ADMISSIONS BY THE SUM OF GROSS INPATIENT REVENUE AND OUTPATIENT REVENUE AND DIVIDING THE RESULT BY GROSS INPATIENT REVENUE.

(2) EQUIVALENT PATIENT DAYS REPRESENTS ACTUAL PATIENT DAYS ADJUSTED TO INCLUDE OUTPATIENT AND EMERGENCY ROOM SERVICES BY MULTIPLYING ACTUAL PATIENT DAYS BY THE SUM OF GROSS INPATIENT REVENUE AND OUTPATIENT REVENUE AND DIVIDING THE RESULT BY GROSS INPATIENT REVENUE.


                    TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

MANAGEMENT'S
    DISCUSSION

The table below sets forth certain selected operating statistics for the Company's domestic general hospitals, on a same-facility basis:


                                                                 Increase
                                             1996        1997   (Decrease)
                                       ----------------------------------

Number of hospitals                           107           107        -
Average licensed beds                      22,248        22,327      0.4%
Patient days                            3,464,652     3,483,065      0.5%
Net inpatient revenue per patient day  $    1,267    $    1,283      1.3%
Admissions                                655,248       663,890      1.3%
Net inpatient revenue per admission    $    6,699    $    6,731      0.5%
Outpatient visits                       7,535,242     8,361,152     11.0%
Average length of stay (days)                 5.3           5.2    (0.1)*

*THE % CHANGE IS THE DIFFERENCE BETWEEN 1996 AND 1997 PERCENTAGES SHOWN.

The Company continues to experience increases in inpatient acuity and intensity of services as less intensive services shift from an inpatient to an outpatient basis or to alternative healthcare delivery services because of technological and pharmaceutical improvements and continued pressures by payors to reduce admissions and lengths of stay.

The Medicare program accounted for approximately 38% of the net patient revenues of the Company's domestic general hospitals in 1995 and 40% in 1996 and 1997. Historically, rates paid under Medicare's prospective payment system ("PPS") for inpatient services have increased, but such increases have been less than cost increases. Under the Balanced Budget Act of 1997 (the "1997 Act"), there will be no increases in the rates paid to general hospitals under the PPS through September 30, 1998. Payments for Medicare outpatient services provided at general hospitals, home health services and all services provided at rehabilitation hospitals historically have been reimbursed based on costs, subject to certain limits. The 1997 Act requires that the reimbursement for those services be converted to a PPS, which will be phased in over time.

The Company believes that the foregoing changes and other changes in reimbursement mandated by the 1997 Act, as well as certain proposed changes to various states' Medicaid programs, will reduce payments as the changes are phased in. Such reduced payments, however, are not likely to have a material adverse effect on the Company's results of operations. The 1997 Act also contains various provisions that create new opportunities for the Company. Certain of those provisions, such as those allowing for creation of Provider Service Organizations, allow providers such as Tenet to contract directly with the federal government for the provision of medical care to Medicare beneficiaries on a fully capitated basis. Under capitation, the Company receives a certain amount from the federal government for each Medicare beneficiary enrolled in its plans and assumes the risks and rewards of meeting the healthcare needs of those enrolled in its plans. The Company may purchase insurance to cover all or a portion of the cost of meeting the healthcare needs of those covered. The Company cannot predict at this time what the ultimate effect of these opportunities will be.

To address the effect of reduced payments for services, while continuing to provide quality care to patients, the Company has implemented hospital cost-control programs and overhead reduction plans and continues to form integrated healthcare delivery systems in an effort to reduce inefficiencies, create synergies, obtain additional business and control costs. As a result of these efforts, such reduced payments are not expected to have a material adverse effect on the Company's results of operations. Pressures to control healthcare costs have resulted in an increase in the percentage of revenues attributable to managed care payors. The percentage of the Company's net patient revenues of the domestic general hospitals attributable to managed care was approximately 24.6% in 1995, 27.6% in 1996 and 29.5% in 1997. The Company anticipates that its managed care business will continue to increase in the future. The Company


                    TENET HEALTHCARE CORPORATION AND SUBSIDIARIES generally receives lower payments from managed care payors than it does from traditional indemnity insurers. The Company also increasingly is assuming a greater share of risk by entering into capitated arrangements with managed care payors and employers.

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

Net operating revenues from the Company's other domestic operations were $394 million in 1995, compared with $472 million in 1996 and $759 million in 1997. The 19.8% increase from 1995 to 1996 primarily reflects continued growth of the Company's subsidiaries offering health insurance products and growth of its physician practices. The 60.8% increase from 1996 to 1997 is primarily related to the continued growth of the Company's physician practices. The Company currently owns or manages over 900 physician practices.

The $163 million decrease in net operating revenues from the Company's international operations in fiscal 1996 compared to fiscal 1995 is attributable to the sales of the Company's hospitals and related healthcare businesses in Singapore and Australia.

Operating expenses, which include salaries and benefits, supplies, provision for doubtful accounts, depreciation and amortization, and merger, facility consolidation and other non-recurring charges, were $4.6 billion in 1995, $6.8 billion in 1996 and $8.3 billion in 1997. Operating expenses for fiscal 1996 include 12 months of operating expenses from the facilities acquired in the AMH Merger, while fiscal 1995 includes only three months and, to that extent, the 1995 and 1996 periods are not comparable. Fiscal 1995 also includes the operating expenses of the international and other divested operations discussed above.

Salaries and benefits expense as a percentage of net operating revenues was 42.0% in 1995, 40.6% in 1996 and 41.1% in 1997. The improvement in 1996 is attributable primarily to reductions in staffing levels in the Company's hospitals and corporate offices, implemented following the AMH Merger in 1995. The increase in 1997 over the prior year is primarily attributable to an increase in salaries and benefits in the same-store facilities acquired in the OrNda Merger and to other recent acquisitions of not-for-profit hospitals.

Supplies expense as a percentage of net operating revenues was 13.0% in 1995, 13.7% in 1996 and 13.8% in 1997. The increases over the prior two years are attributable primarily to higher supplies expense in the facilities acquired in the AMH Merger and subsequent acquisitions. The increase is also attributable to the sales of the Company's international operations. Supplies expense as a percentage of net operating revenues at the international facilities was substantially less than supplies expense as a percentage of net operating revenues at the domestic general hospital operations. The Company expects to continue to focus on reducing supplies expense through incorporating acquired facilities into the Company's existing group-purchasing program and by developing and expanding various programs designed to improve the purchasing and utilization of supplies.

The provision for doubtful accounts as a percentage of net operating revenues was 5.0% in 1995, 5.6% in 1996 and 5.7% in 1997. The increase in 1996 was attributable primarily to higher bad debt experience at the facilities acquired in the AMH Merger and subsequent acquisitions. The increase in 1997 over the prior year is primarily related to acquisitions and an increase in days outstanding in accounts receivable. The Company, through its collection subsidiary, Syndicated Office Systems, has established improved follow-up collection systems by consolidating the collection of accounts receivable in all the Company's facilities.


                    TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

MANAGEMENT'S
    DISCUSSION

Other operating expenses as a percentage of net operating revenues were 22.8% in 1995, 21.4% in 1996 and 21.0% in 1997. The improvements in 1996 and 1997 reflect the effects of the cost-control programs and overhead-reduction plans mentioned herein.

Depreciation and amortization expense was $276 million in 1995, $419 million in 1996 and $443 million in 1997. The increases in 1995 and 1996 were due primarily to the AMH Merger, the Summit acquisition and various other acquisitions by both Tenet and OrNda, as described in Note 3 to the Consolidated Financial Statements. In addition, amortization of intangibles increased as a result of acquired businesses. Goodwill amortization associated with the AMH Merger is approximately $64 million annually.

Merger, facility consolidation and other non-recurring charges of $37 million, $86 million and $740 million were recorded in fiscal 1995, 1996 and 1997, respectively. The fiscal 1995 $37 million charge included severance payments and outplacement services for involuntary terminations of former employees of the Company and other costs related to consolidating the operations of AMH and Tenet. Fiscal 1996 and 1997 include impairment losses of $86 million and $413 million, respectively, in which certain facilities owned by the Company in 1996 and certain facilities acquired in the OrNda Merger were written down to their estimated fair values. The 1997 charge also included losses related to the planned closure, sale or conversion to alternate uses of certain of the Company's facilities and services in order to eliminate duplication of services and excess capacity following the OrNda acquisition and the write-off of goodwill and other assets related to certain of the Company's physician practices. In fiscal 1997, the Company also recorded non-recurring charges in connection with the OrNda Merger of $309 million which included: investment banking and other professional fees, other transaction costs, severance payments for substantially all of OrNda's corporate and regional employees, costs to terminate or convert other employee benefit programs, closure of OrNda's Corporate office and other regional offices, reorganization of operations, information systems consolidation, (primarily related to the buy-out of vendor contracts and the write-down of computer equipment and capitalized software), estimated costs to settle a government investigation of OrNda and other OrNda litigation, and other expenses, primarily related to conforming accounting practices of the two companies used for estimating the allowance for doubtful accounts and self-insurance reserves.

Interest expense, net of capitalized interest, was $251 million in 1995, $425 million in 1996 and $417 million in 1997. The increase between 1995 and 1996 was due primarily to the acquisition of AMH and the notes and bank loans used to finance the acquisition and to retire debt in connection with the AMH Merger. The reduction in 1997 compared to 1996 is primarily due to the refinancing of debt in connection with the OrNda Merger at lower interest rates.

Investment earnings were $32 million in 1995, $27 million in 1996 and $26 million in 1997 and were derived primarily from notes receivable and investments in debt securities.

Equity in earnings of unconsolidated affiliates was $43 million in 1995, $25 million in 1996 and $1 million in 1997. Substantially all of the decrease between 1995 and 1996 is due to the exchange of the Company's investment in Hillhaven for common stock in Vencor and the purchase of a majority interest in Houston Northwest Medical Center. During 1995 and 1996 (through the date of the exchange), the Company's equity in the earnings of Hillhaven was $16 million and $7 million, respectively. The Company's equity in the earnings of Houston Northwest Medical Center was $14 million in 1995 and $9 million in 1996. The Company's equity in the earnings of Westminster Health Care Holdings PLC ("Westminster") was $6 million in 1995 and $7 million in 1996. The Company sold its investment in Westminster in May 1996.


                    TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

Minority interests in income of consolidated subsidiaries decreased in the current year due to reduced operating results at consolidated but not wholly owned facilities and increased in 1996 due to the effects of minority interests recorded at facilities acquired in the AMH Merger and other acquisitions. Minority interest expense was $10 million in 1995, $30 million in 1996 and $27 million in 1997.

The Company's tax provision in 1995 and 1996 includes the benefit of the realization of certain prior-year operating losses of OrNda. The tax provision in 1996 includes additional amortization of goodwill resulting from the AMH Merger and gains from the sales of international operations. The amortization expense arising from the AMH Merger is a noncash charge but provides no income tax benefits. The tax charge in 1997 is due primarily to certain nondeductible merger costs and impairment charges which provide no tax benefits, partially offset by the benefit of prior years' operating losses of OrNda. The Company expects its normal tax rate in 1998 to approximate 40%.

                           LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity for the year ended May 31, 1997 was derived principally from the cash proceeds from operating activities, the proceeds from the sale of public debt and borrowings under the Company's secured and unsecured bank credit agreements. Net cash provided by operating activities for the years ended May 31, 1995, 1996 and 1997 was $126 million, $349 million and $404 million, respectively. Net expenditures for discontinued operations, merger, facility consolidation and other non-recurring charges were $427 million in 1995, $97 million in 1996 and $108 million in 1997, and are estimated to be approximately $366 million in 1998. Cash flows from operating activities during the year ended May 31, 1997 also have been adversely affected due to the following principal reasons: (i) billing delays resulting from conversions of patient accounting systems at several hospitals; (ii) delays in cash flows at recently acquired facilities where accounts receivable were not purchased; (iii) temporary slowdowns in the collection of Medicare receivables due to changes in fiscal intermediaries for recently acquired facilities; and (iv) a general slowdown of payments from other payors. Management believes that future cash flows from operations will continue to be positive. This liquidity, along with the availability of credit under the Company's current unsecured credit agreement, should be adequate to meet debt-service requirements and to finance planned capital expenditures and other known operating needs over the short term (up to 18 months) and the long term (18 months to three years).

The Company's cash and cash equivalents at May 31, 1996 were $107 million, a decrease of $53 million from May 31, 1995. The Company's cash and cash equivalents at May 31, 1997 were $35 million, a decrease of $72 million from May 31, 1996. Working capital at May 31, 1995 was $273 million, compared to $499 million at May 31, 1996 and $522 million at May 31, 1997. One of the factors increasing working capital in both years is a decrease in the current portion of long-term debt as new credit agreements, described below, eliminated previously required quarterly payments of debt and amounts available under the new credit agreement were earmarked for the redemption of other currently maturing long-term debt.

Net proceeds from the sales of facilities, investments and other assets were $191 million in 1995, compared to $551 million during 1996 and $50 million during 1997. In June 1996, the Company sold its former corporate headquarters building in Santa Monica, Calif. The proceeds in 1996 were primarily from the sales of the Company's international operations.

In January 1997, in connection with the OrNda Merger, the Company entered into a new five-year, $2.8 billion unsecured revolving credit agreement (the "New Credit Agreement") with Morgan Guaranty Trust Company of New York, Bank of America NT&SA, The Bank of New York and the Bank of Nova Scotia and a syndicate of other lenders. The New Credit Agreement replaced the Company's March 1996 five-year $1.55 billion unsecured revolving credit agreement. Borrowings under the New Credit


                    TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

MANAGEMENT'S
    DISCUSSION

Agreement are unsecured and will mature on January 31, 2002. The Company generally may repay or prepay loans made under the New Credit Agreement and may reborrow at any time prior to the maturity date. The New Credit Agreement provides lower interest margins and generally has less restrictive covenants than the former agreement. The New Credit Agreement, among other requirements, has limitations on other borrowings, liens, investments, the sale of all or substantially all assets and prepayment of subordinated debt, a prohibition against the Company declaring or paying a dividend or purchasing its stock unless its senior long-term unsecured debt securities are rated BBB- or higher by Standard and Poors' Ratings Services and Baa3 or higher by Moody's Investors Services, Inc., and covenants regarding maintenance of net worth, debt ratios and fixed charge coverages. Current debt ratings on the Company's senior debt securities are BB by Standard and Poors and Ba1 by Moody's. The Company's unused borrowing capacity under the New Credit Agreement was $2.0 billion at May 31,1997.

In connection with the OrNda Merger and related refinancing, the Company on January 30, 1997 sold $400 million of 7 7/8% Senior Notes due January 15, 2003, $900 million of 8% Senior Notes due January 15, 2005 and $700 million of 8 5/8% Senior Subordinated Notes due January 15, 2007. The proceeds to the Company were $1.95 billion, after underwriting discounts and commissions.

Proceeds from borrowings amounted to $3.5 billion in 1995, $3.3 billion in 1996 and $5.1 billion in 1997. In 1996, the proceeds consisted primarily of borrowings of $2.1 billion under the Company's bank credit agreements and $487 million in net proceeds from the sale of public debt. In 1997 these proceeds consisted of $3.1 billion in borrowings under the Company's bank credit agreements, and $2.0 billion in net proceeds from the sale of public debt. Loan repayments were $2.2 billion in 1995, $3.3 billion in 1996 and $4.5 billion during 1997.

Cash payments for property and equipment were $336 million in fiscal 1995, $472 million in fiscal 1996 and $406 million in fiscal 1997. The Company expects to spend approximately $400 million to $500 million annually on capital expenditures, before any significant acquisitions of facilities and other healthcare operations and before an estimated $275 million commitment to fund the construction of a new replacement facility for one of its hospitals. Such capital expenditures relate primarily to the development of healthcare service networks in selected geographic areas, design and construction of new buildings, expansion and renovation of existing facilities, equipment additions and replacements, introduction of new medical technologies and various other capital improvements.

During fiscal 1996 and 1997, the Company spent $841 million and $787 million, respectively, for purchases of new businesses, net of cash acquired. These include 18 general hospitals and a number of other healthcare-related businesses. These acquisitions were financed primarily by borrowings under the Company's credit agreements.

The Company's strategy includes the pursuit of growth through acquisitions and partnerships, including the development of integrated healthcare systems in certain strategic geographic areas, general hospital acquisitions and partnerships and physician practice acquisitions and partnerships. All or portions of this growth may be financed through available credit under the New Credit Agreement or, depending on capital market conditions, sale of additional debt or equity securities or other bank borrowings.

                                   BUSINESS OUTLOOK


                    TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

The challenge facing the Company and the healthcare industry is to continue to provide quality patient care in an environment of rising costs, strong competition for patients, and a general reduction of reimbursement by both private and government payors. Because of national, state and private industry efforts to reform healthcare delivery and payment systems, the healthcare industry as a whole faces increased uncertainty. The Company is unable to predict whether any further healthcare legislation at the federal and/or state level will be passed in the future, but it continues to monitor all proposed legislation and analyze its potential impact in order to formulate the Company's future business strategies.

                              FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report, including, without limitation, statements containing the words "believes," "anticipates," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both national and in the regions in which the Company operates; industry capacity; demographic changes; existing laws and government regulations and changes in, or the failure to comply with laws and governmental regulations; legislative proposals for healthcare reform; the ability to enter into managed care provider arrangements on acceptable terms; a shift from fee-for-service payment to capitated and other risk-based payment systems; changes in Medicare and Medicaid reimbursement levels; liability and other claims asserted against the Company; competition; the loss of any significant customers; technological and pharmaceutical improvements that increase the cost of providing, or reduce the demand for, healthcare; changes in business strategy or development plans; the ability to attract and retain qualified personnel, including physicians; the significant indebtedness of the Company; the lack of assurance that the synergies expected from the OrNda Merger will be achieved; and the availability and terms of capital to fund the expansion of the Company's business, including the acquisition of additional facilities. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. Tenet disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.


                    TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

                               CONSOLIDATED STATEMENTS
                                    OF OPERATIONS


(IN MILLIONS, EXCEPT PER SHARE                             Years ended May 31,
                                                ------------------------------------
AND SHARE AMOUNTS)                                 1995         1996           1997
                                                 ------------------------------------
Net operating revenues                           $  5,161    $  7,706       $  8,691
                                                 ------------------------------------
Operating expenses:
  Salaries and benefits                             2,170       3,130          3,574
  Supplies                                            668       1,056          1,197
  Provision for doubtful accounts                     260         431            494
  Other operating expenses                          1,178       1,646          1,829
  Depreciation                                        232         319            335
  Amortization                                         44         100            108
  Merger, facility consolidation and
    other non-recurring charges                        37          86            740
                                                 ------------------------------------
Operating income                                      572         938            414
                                                 ------------------------------------
Interest expense, net of
  capitalized portion                                (251)       (425)          (417)
Investment earnings                                    32          27             26
Equity in earnings of unconsolidated
  affiliates                                           43          25              1
Minority interests in income of
  consolidated subsidiaries                           (10)        (30)           (27)
Net gain (loss) on disposals of
  facilities and long-term investments                 31         346            (18)
                                                 ------------------------------------
Income (loss) from continuing operations
  before income taxes                                 417         881            (21)
Taxes on income                                      (151)       (383)           (52)
                                                 ------------------------------------
Income (loss) from continuing operations              266         498            (73)
Discontinued operations                               (10)        (25)          (134)
Extraordinary charges from early
  extinguishment of debt                              (20)        (23)           (47)
                                                 ------------------------------------
Net income (loss)                                     236         450           (254)
Preferred stock dividend requirements                  (2)          -              -
                                                 ------------------------------------
Net income (loss) applicable to common
  shareholders                                   $    234    $    450       $   (254)
                                                 ------------------------------------
                                                 ------------------------------------

Earnings (loss) per common and common
  equivalent share:
  Primary:
    Continuing operations                           $1.10       $1.73         $(0.24)
    Discontinued operations                         (0.04)      (0.09)         (0.44)
    Extraordinary charges                           (0.08)      (0.08)         (0.16)
                                                 ------------------------------------
                                                    $0.98       $1.56         $(0.84)
                                                 ------------------------------------
                                                 ------------------------------------
  Fully diluted:
    Continuing operations                           $1.08       $1.70         $(0.24)
    Discontinued operations                         (0.04)      (0.08)         (0.44)
    Extraordinary charges                           (0.08)      (0.08)         (0.16)
                                                 ------------------------------------
                                                    $0.96       $1.54         $(0.84)
                                                 ------------------------------------
                                                 ------------------------------------
Weighted average number of shares and
  share equivalents outstanding (in thousands):
    Primary                                       237,964     287,129        303,860
    Fully diluted                                 254,105     295,062        304,153


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                    TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

                             CONSOLIDATED BALANCE SHEETS



                                                                      MAY 31,
                                                                --------------------
(DOLLAR AMOUNTS ARE EXPRESSED IN MILLIONS)                         1996       1997
                                                                --------------------
ASSETS
Current assets:
  Cash and cash equivalents                                      $    107   $     35
  Short-term investments in debt securities                           112        116
  Accounts receivable, less allowance for doubtful
    accounts ($205 in 1996 and $224 in 1997)                        1,040      1,346
  Inventories of supplies, at cost                                    170        193
  Deferred income taxes                                               312        294
  Other current assets                                                299        407
                                                                  -------------------
    Total current assets                                            2,040      2,391
                                                                  -------------------
Investments and other assets                                          588        678
Property and equipment, net                                         4,984      5,490
Costs in excess of net assets acquired, less accumulated
  amortization ($116 in 1996 and $180 in 1997)                      3,072      3,072
Other intangible assets, at cost, less accumulated
  amortization ($43 in 1996 and $46 in 1997)                           84         74
                                                                  -------------------
                                                                 $ 10,768   $ 11,705
                                                                  -------------------
                                                                  -------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt                              $    120   $     28
  Accounts payable                                                    530        540
  Employee compensation and benefits                                  173        309
  Accrued interest payable                                             84        144
  Reserves related to discontinued operations
    and other non-recurring charges                                    70        423
  Other current liabilities                                           564        425
                                                                  -------------------
    Total current liabilities                                       1,541      1,869
                                                                  -------------------
Long-term debt, net of current portion                              4,421      5,022
Other long-term liabilities and minority interests                  1,097      1,282
Deferred income taxes                                                 432        308
Commitments and contingencies
Shareholders' equity:
  Common stock, $0.075 par value; authorized 450,000,000
    shares at May 31, 1996 and 700,000,000 shares at
    May 31, 1997; 297,352,251 shares issued at May 31, 1996
    and 305,501,379 shares issued at May 31, 1997                      22         23
  Additional paid-in capital                                        2,171      2,311
  Unrealized gains on investments in debt and equity securities        28        110
  Retained earnings                                                 1,096        819
  Less common stock in treasury, at cost, 2,790,967 shares at
    May 31, 1996 and 2,676,091 shares at May 31, 1997                 (40)       (39)
                                                                  -------------------
    Total shareholders' equity                                      3,277      3,224
                                                                  -------------------
                                                                 $ 10,768   $ 11,705
                                                                  -------------------
                                                                  -------------------


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                    TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED STATEMENTS OF CHANGES

                               IN SHAREHOLDERS' EQUITY



                                                                  CONVERTIBLE
                                            COMMON STOCK        PREFERRED STOCK
                                       ---------------------    ----------------
(DOLLAR AMOUNTS ARE                                                               ADDITIONAL
EXPRESSED IN MILLIONS, SHARE           OUTSTANDING    ISSUED              ISSUED    PAID-IN   UNREALIZED     RETAINED  TREASURY
AMOUNTS IN THOUSANDS)                       SHARES    AMOUNT    SHARES    AMOUNT    CAPITAL        GAINS     EARNINGS     STOCK
                                       ----------------------------------------------------------------------------------------
Balances, May 31, 1994                    224,739        $18     1,310      $ 20      $1,412       $  71        $ 410      $(282)
  Net income                                                                                                      236
  Shares issued in
    connection with:
    AMH Merger                             33,156          3                             485
    Other acquisitions                        561                                          5
  Paid-in-kind dividends                                           134         2          (2)
  Conversion of convertible
    preferred stock                           154                 (114)       (2)          2
  Stock options exercised                   1,917                                         10                                  10
  Restricted share
    cancellations                              (4)
  Decrease in unrealized
    gains on investments in
    debt and equity securities,
    net of income taxes                                                                              (19)
                                        ----------------------------------------------------------------------------------------
Balances, May 31, 1995                    260,523         21     1,330        20       1,912          52          646       (272)
  Net income                                                                                                      450
  Performance investment
    plan options exercised                 13,499                                         39                                 196
  Paid-in-kind dividends                                            33
  Issuance of common stock                 15,588          1                             191
  Conversion of convertible
    preferred stock                         1,831               (1,356)      (20)         20
  Redemption of preferred
    stock                                                           (7)
  Stock options exercised                   3,120                                          9                                  36
  Net change in unrealized
    gains from changes in
    market value of investments in
    debt and equity securities, net
    of income taxes                                                                                  (24)
                                        ----------------------------------------------------------------------------------------
Balances, May 31, 1996                    294,561         22        --        --       2,171          28        1,096        (40)
  Net loss                                                                                                       (254)
  Issuance of common stock                  1,171                                         22                                   1
  Stock options exercised                   7,093          1                             118
  Increase in unrealized
    gains on investments in
    debt and equity securities,
    net of income taxes                                                                               82
  Elimination of the effect of
    including OrNda's results
    of operations for the
    three months ended
    August 31, 1996 in both
    years ended May 31, 1996
    and 1997                                                                                                      (23)
                                        ----------------------------------------------------------------------------------------
Balances, May 31, 1997                    302,825       $ 23        --     $  --      $2,311       $ 110       $  819     $  (39)
                                        ----------------------------------------------------------------------------------------
                                        ----------------------------------------------------------------------------------------


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                    TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

                         CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                         YEARS ENDED MAY 31,
                                                    --------------------------
(DOLLAR AMOUNTS ARE EXPRESSED IN MILLIONS)            1995      1996      1997
                                                    --------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                   $   236   $  450  $  (254)
Adjustments to reconcile net income (loss) to
  net cash provided by operating activities:
  Depreciation and amortization                         276      419      443
  Provision for doubtful accounts                       260      431      494
  Deferred income taxes                                  83      247     (219)
  Net loss (gain) on disposals of facilities and
    long-term investments                               (31)    (346)      18
  Additions to reserves for discontinued
    operations, merger, facility consolidation
    and other non-recurring charges                      51      127      955
  Extraordinary charges from early
    extinguishment of debt                               20       23       47
  Other items                                           (17)      35       26
Increases (decreases) in cash from changes in
  operating assets and liabilities, net of effects
  from purchases of new businesses:
    Accounts receivable                                (400)    (709)    (791)
    Inventories and other current assets                (36)     (91)      (7)
    Accounts payable, income
     taxes payable
       and other current liabilities                    (10)    (100)    (141)
    Other long-term liabilities and minority
     interests                                          121      (40)     (59)
Net expenditures for discontinued
  operations, merger, facility consolidation
  and other non-recurring charges                      (427)     (97)    (108)
                                                     -------------------------
    Net cash provided by operating activities           126      349      404
                                                     -------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment                  (336)    (472)    (406)
  Purchases of new businesses, net of cash
    acquired                                         (1,489)    (841)    (787)
  Proceeds from sales of facilities, long-term
    investments and other assets                        191      551       50
  Other items                                            11      (38)      18
                                                     -------------------------
    Net cash used in investing activities            (1,623)    (800)  (1,125)
                                                     -------------------------
                                                     -------------------------



                    TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                                                          YEARS ENDED MAY 31,
                                                   ----------------------------
(DOLLAR AMOUNTS ARE EXPRESSED IN MILLIONS)           1995       1996       1997
                                                   ----------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from borrowings                          3,546      3,278      5,117
  Loan payments                                    (2,234)    (3,307)    (4,512)
  Proceeds from exercises of performance
       investment plan options                         --        203         --
  Proceeds from exercises of stock options             11         37         59
  Proceeds from sales of common stock                  --        192         12
  Other items                                           3         (5)       (23)
                                                   ----------------------------
Net cash provided by financing activities           1,326        398        653
                                                   ----------------------------
Net increase (decrease) in cash and
  cash equivalents                                   (171)       (53)       (68)
Cash and cash equivalents at beginning of year        331        160        107
Pooling adjustment to beginning of period
  balance to conform fiscal years                      --         --         (4)
                                                   ----------------------------
Cash and cash equivalents at end
  of year                                          $  160     $  107      $  35
                                                   ----------------------------
                                                   ----------------------------

SUPPLEMENTAL DISCLOSURES:

The Company paid interest (net of amounts capitalized) of $222 million, $386 million and $273 million for the years ended May 31, 1995, 1996 and 1997, respectively. Income taxes paid during the same years amounted to $47 million, $57 million and $147 million, respectively. The fair value of common stock issued for acquisitions of hospitals and other assets was $493 million in 1995 and $11 million in 1997.

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.




                  TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          NOTE 1  BASIS OF PRESENTATION

The accounting and reporting policies of Tenet Healthcare Corporation (together with its subsidiaries, "Tenet" or the "Company") conform to generally accepted accounting principles and prevailing practices for investor-owned entities within the healthcare industry. Certain prior-year amounts have been reclassified to conform to current-year classifications.

On January 30, 1997, the Company acquired OrNda HealthCorp (together with its subsidiaries, "OrNda"), a provider of healthcare services operating general hospitals, surgery centers, outpatient and specialty clinics, a psychiatric hospital and a managed healthcare Medicaid plan, when a subsidiary of the Company was merged into OrNda (the "OrNda Merger"), leaving OrNda and all of its subsidiaries as direct and indirect wholly owned subsidiaries of the Company. The OrNda Merger was accounted for as a pooling-of-interests and, accordingly, the consolidated financial statements and all statistical data shown herein prior to the OrNda Merger have been restated to include the accounts and results of operations of OrNda for all periods presented. (See Note 3 for further details pertaining to the OrNda Merger.)

Prior to the OrNda Merger, OrNda's fiscal year ended August 31. In recording the pooling-of-interests combination, OrNda's consolidated financial statements for the years ended August 31, 1995 and 1996 have been combined with Tenet's consolidated financial statements for the years ended May 31, 1995 and 1996. OrNda's consolidated financial statements for the 12 months ended May 31, 1997 have been combined with Tenet's consolidated financial statements for the same period and an adjustment has been made to shareholders' equity as of May 31, 1997, to eliminate the effect of including OrNda's results of operations for the three months ended August 31, 1996 in both years ended May 31, 1997 and 1996. OrNda's unaudited results of operations for the three months ended August 31, 1996 included net operating revenues of $552 million and net income of $23 million.

                     NOTE 2  SIGNIFICANT ACCOUNTING POLICIES

A. THE COMPANY
Tenet is an investor-owned healthcare services company that owns or operates, through its subsidiaries and affiliates, general hospitals and related healthcare facilities serving urban and rural communities in 22 states and holds investments in other healthcare companies. At May 31, 1997, the Company's subsidiaries operated 128 domestic general hospitals, with a total of 27,959 licensed beds in 22 states. The largest concentrations of hospitals are in California (35.2%), Texas (15.6%) and Florida (13.3%). The concentrations of hospitals in these three states increases the risk that any adverse economic, regulatory or other developments that may occur in such states may adversely affect the Company's results of operations or financial condition.

The Company is subject to changes in government legislation that could impact Medicare and Medicaid reimbursement levels and is also subject to increased levels of managed care penetration and changes in payor patterns that may impact the level and timing of payments for services rendered.

At May 31, 1997, the Company's subsidiaries and affiliates also owned or operated various ancillary healthcare businesses, as well as a small number of rehabilitation hospitals, specialty hospitals, long-term-care facilities and psychiatric facilities located on the same campus as, or nearby, the Company's general hospitals.

                  TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

B. PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of Tenet and its wholly owned and majority-owned subsidiaries. Significant investments in other affiliated companies generally are accounted for using the equity method. Intercompany accounts and transactions are eliminated in consolidation. The results of operations of acquired businesses in purchase transactions are included from their respective acquisition dates.

C. USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

D. NET OPERATING REVENUES
Net operating revenues consist primarily of net patient-service revenues, which are based on the hospitals' established billing rates less allowances and discounts principally for patients covered by Medicare, Medicaid and other contractual programs. Payments under these programs are based on either predetermined rates or the costs of services. Settlements for retrospectively determined rates are estimated in the period the related services are rendered and are adjusted in future periods as final settlements are determined. Management believes that adequate provision has been made for adjustments that may result from final determination of amounts earned under these programs. These contractual allowances and discounts are deducted from accounts receivable in the accompanying consolidated balance sheets. Approximately 43% of consolidated net operating revenues were from participation of the Company's hospitals in Medicare and Medicaid programs in 1995. It was approximately 45% in each of 1996 and 1997.

The Company provides care to patients who meet certain financial or economic criteria without charge or at amounts substantially less than its established rates. Because the Company does not pursue collection of amounts determined to qualify as charity care, they are not reported in net operating revenues or in operating and administrative expenses.

E. CASH EQUIVALENTS
The Company treats highly liquid investments with an original maturity of three months or less as cash equivalents. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate fair value.

F. INVESTMENTS IN DEBT AND EQUITY SECURITIES
Investments in debt and equity securities are classified as available-for-sale, held-to-maturity or as part of a trading portfolio. At May 31, 1997, the Company had no significant investments in securities classified as either held-to-maturity or trading. Securities classified as available-for-sale are carried at fair value if unrestricted and their unrealized gains and losses, net of tax, are reported as an adjustment to shareholders' equity. Realized gains or losses are included in net income on the specific identification method, and are immaterial for all years presented.

G. INTEREST RATE SWAP AGREEMENTS
The differentials to be paid or received under interest rate swap agreements are accrued as the interest rates change and are recognized over the lives of the agreements as adjustments to interest expense.

H. INDEXED DEBT INSTRUMENTS
Changes in liability resulting from increases or decreases in the index value of the Company's indexed long-term debt instrument (its 6% Exchangeable Subordinated Notes) are accounted for as adjustments of the carrying amount of the related debt obligation with corresponding charges (or credits) to earnings.

                  TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

I. LONG-LIVED ASSETS
Property and Equipment: The Company uses the straight-line method of depreciation for buildings, building improvements and equipment over their estimated useful lives as follows: buildings and improvements, 25 to 40 years; equipment, three to 15 years. Capital leases are recorded at the beginning of the lease term as assets and liabilities at the lower of the present value of the minimum lease payments or the fair value of the assets, and such assets, including improvements, are amortized over the shorter of the lease term or their useful life. The Company capitalizes interest costs related to construction projects. Capitalized interest was $8 million in 1995. It was $12 million in 1996 and 1997.

Intangible Assets: Preopening costs are amortized over one year. Costs in excess of the fair value of the net assets of purchased businesses (goodwill) generally are amortized over 20 to 40 years. The straight-line method is used to amortize most intangible assets. Deferred financing costs are amortized over the lives of the related loans using the interest method.

Impairment of long-lived assets, including goodwill related to such assets, is recognized whenever events or changes in circumstances indicate that the carrying amount of the asset, or related groups of assets, may not be fully recoverable from estimated future cash flows. The Company also assesses the recoverability of goodwill at the enterprise level in a similar manner. Measurement of the amount of impairment may be based on appraisal, market values of similar assets or estimates of future discounted cash flows resulting from use and ultimate disposition of the asset.

J. SALES OF COMMON STOCK OF SUBSIDIARIES
At the time a subsidiary or equity affiliate sells existing or newly issued common stock to unrelated parties at a price in excess of its book value, the Company records a gain reflecting its share of the change in the subsidiary's shareholders' equity resulting from the sale.

K. EARNINGS PER SHARE
Primary earnings (or loss) per share of common stock is based on after-tax income (or loss) applicable to common stock and the weighted average number of shares of common stock and common stock equivalents outstanding during each period as appropriate. Fully diluted earnings-per-share calculations are based on the assumption that all dilutive convertible debentures issued by Tenet (and, through December 8, 1995, redeemable convertible preferred shares issued by OrNda) are converted into shares of Tenet common stock as of the beginning of the year, or as of the issue date if later, and (i) that those shares are added to the weighted average number of common shares and share equivalents outstanding used in the calculation of primary earnings per share, and (ii) that after-tax income (or loss) is adjusted accordingly.

The Financial Accounting Standards Board ("FASB") recently issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share," which is required to be adopted for financial statements issued for periods ending after December 15, 1997. This statement establishes new, simplified standards for computing and presenting earnings per share. It replaces the traditional presentations of primary earnings per share and fully diluted earnings per share with presentations of basic earnings per share and diluted earnings per share, respectively. When adopted by the Company, during the quarter ending February 28, 1998, basic earnings per share is expected to increase slightly from primary earnings per share and diluted earnings per share is expected to approximate fully diluted earnings per share.

L. STOCK-BASED COMPENSATION
Compensation cost for stock-based employee compensation plans is recognized based on the difference, if any, between the quoted market price of the Company's common stock on the option grant date and the amount the employee must pay to acquire the stock, in accordance with Accounting Principles Board Opinion No. 25.

                  TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                NOTE 3  ACQUISITIONS AND DISPOSALS OF FACILITIES

MERGER WITH ORNDA:
On January 30, 1997, the Company acquired OrNda by issuing 81,439,910 shares of its common stock in a tax-free exchange for all of OrNda's outstanding common stock which has been accounted for as a pooling-of-interests.

The results of operations previously reported by the separate companies and the combined amounts presented in the accompanying consolidated statements of operations are summarized below (in millions).



                                                       Prior to Merger                         Subsequent to Merger
                                          --------------------------------------       --------------------------------------
                                            Fiscal         Fiscal        06/01/96       01/30/97
                                             Year           Year            to             to            Merger-       Year
                                             ended         ended         01/29/97       05/31/97         Related       ended
                                           05/31/95       05/31/96     (unaudited)    (unaudited)        Expenses     05/31/97
                                          --------------------------------------       --------------------------------------
Net operating revenues:
  Tenet                                   $  3,318       $  5,559       $  3,983       $  3,074             --       $  7,057
  OrNda                                      1,843          2,147          1,637             --             --          1,637
  Conforming
  reclassifications                             --             --             (3)            --             --             (3)
                                          --------------------------------------       --------------------------------------
  Combined                                $  5,161       $  7,706       $  5,617       $  3,074       $     --       $  8,691
                                          --------------------------------------       --------------------------------------
                                          --------------------------------------       --------------------------------------
Extraordinary charges:
  Tenet                                    $   (20)       $   (23)            --             --        $   (47)       $   (47)
  OrNda                                         --             --             --             --             --             --
                                          --------------------------------------       --------------------------------------
  Combined                                 $   (20)       $   (23)      $     --       $     --        $   (47)       $   (47)
                                          --------------------------------------       --------------------------------------
Net income (loss):
  Tenet                                   $    165       $    350       $    221        $  (339)       $  (208)       $  (326)
  OrNda                                         71            100             72             --             --             72
                                          --------------------------------------       --------------------------------------
  Combined                                $    236       $    450       $    293        $  (339)       $  (208)       $  (254)
                                          --------------------------------------       --------------------------------------
                                          --------------------------------------       --------------------------------------


MERGER WITH AMH:
In March 1995, in a transaction accounted for as a purchase, Tenet acquired all the outstanding common stock of American Medical Holdings, Inc. (together with its subsidiaries, "AMH") for $1.5 billion in cash and 33,156,614 shares of Tenet's common stock valued at $488 million. The total purchase price was allocated to the assets and liabilities of AMH based on their estimated fair values. The total purchase price exceeded the fair value of the net assets acquired by approximately $2.5 billion.

OTHER DOMESTIC:
Tenet's subsidiaries, including OrNda, acquired seven general hospitals in fiscal 1996 and 11 general hospitals in fiscal 1997.


                  TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

The Company also acquired a number of physician practices, home health agencies and other healthcare operations during the three years ended May 31, 1997. All of these transactions have been accounted for as purchases. The results of operations of the acquired businesses, which are not material in the aggregate, have been included in the Company's consolidated statements of operations, shareholders' equity and cash flows from the dates of acquisition.

INTERNATIONAL:
In fiscal 1996, the Company sold its interests in hospitals and related healthcare businesses in Singapore, Australia, Malaysia and Thailand for net cash consideration of approximately $344 million. These transactions resulted in gains of approximately $158 million. Also in fiscal 1996, the Company sold its approximately 42% interest in Westminster Health Care Holdings PLC for a gain of $34 million.

     NOTE 4  MERGER, FACILITY CONSOLIDATION AND OTHER NON-RECURRING CHARGES

In the year ended May 31, 1995, the Company recorded restructuring charges of approximately $37 million ($0.09 per share) associated with the relocation of substantially all of its hospital support activities previously located in Southern California and Florida to Dallas, Texas.

In the year ended May 31, 1996, the Company recorded an impairment loss of approximately $86 million, before tax benefits of approximately $32 million ($0.18 per fully diluted share). The assets deemed to be impaired consisted of three rehabilitation hospitals, four general hospitals and a parcel of undeveloped land. In the case of the rehabilitation hospitals, the principal facts and circumstances leading to the impairment included recent and forecast reductions in hospital admissions and payment rates caused by payor-driven shifts in care from traditional rehabilitation services to lower-cost skilled nursing facilities. The impairment of the general hospitals was the result of
(i) a change in the use of one of the facilities from acute care to less intense specialty care, (ii) lower patient volumes, and (iii) adverse changes in payor mix.

In the year ended May 31, 1997, the Company recorded merger, facility consolidation and other non-recurring charges totaling $740 million ($506 million after taxes or $1.66 per share). These charges consist of the following:

A. MERGER-RELATED EXPENSES
The Company recorded non-recurring charges of $309 million in connection with the OrNda Merger. The after-tax effect of these expenses was $208 million or $0.68 per share. These expenses included (in millions):

Investment banking, professional fees and other transaction costs $ 27 Severance for identified employees and costs to terminate or
   convert employee benefit programs                                       83
Closure of OrNda's corporate and regional offices,
   consolidation of operations                                             90
Information systems consolidations, primarily related to the buy-out of vendor contracts and the write-down of computer
   equipment and capitalized software                                      15
Estimated costs to settle a government investigation of OrNda
   and other OrNda litigation                                              32
Other, primarily related to conforming accounting practices
   used for estimating allowances for self-insurance
   reserves and doubtful accounts                                          62
                                                                       ------
                                                                       $  309
                                                                       ------
                                                                       ------


                  TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

B. FACILITY CONSOLIDATION AND OTHER IMPAIRMENT LOSSES
The Company recorded $413 million ($287 million after taxes or $0.94 per share) for asset impairment losses in 1997 related to the (in millions):

Plan to close seven general hospitals and to sell eight general hospitals and one other healthcare business, in order to
  eliminate the duplication of services and excess capacity
  following the OrNda Merger                                          $219

Impairment of the carrying values of long-lived assets
  of four general hospitals and nine medical office buildings
  acquired from OrNda to their estimated fair values                  134

Write-off of goodwill and other long-lived assets
  related to some of the Company's physician practices
  which are not deemed fully recoverable based on the
  trend of operating results                                          60
                                                                    ----
                                                                    $413
                                                                    ----
                                                                    ----

Three of the hospitals to be closed will be converted to alternate uses. The aggregate operating results of the facilities to be closed or sold were not significant. The Company expects to complete this consolidation plan by May 31, 1998. The asset impairments resulted primarily from declining patient volumes and adverse changes in payor mix at the general hospitals and excess capacity in the medical office buildings. In determining the amount of asset impairment losses, the related assets' fair values were determined by specific market appraisals, reference to definitive agreements or recent sales prices of comparable facilities, either on a per-bed or earnings multiple basis, or by discounted expected future cash flows.

C. OTHER
The Company recorded $18 million ($11 million after taxes or $0.04 per share) for restructuring its physician practices. These non-recurring charges include severance, write-off of computer equipment and software, physician contract terminations, and the reorganization of regional management service organizations.

                         NOTE 5  PROPERTY AND EQUIPMENT

Property and equipment is stated at cost and consists of the following:

(IN MILLIONS)                                                1996         1997
                                                         ---------------------
Land                                                     $    429     $    443
Buildings and improvements                                  3,884        4,176
Construction in progress                                      149          345
Equipment                                                   1,842        1,958
                                                         ---------------------
                                                            6,304        6,922
Less accumulated depreciation and amortization              1,320        1,432
Net property and equipment                                $ 4,984      $ 5,490
                                                         ---------------------
                                                         ---------------------

                  TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

                  NOTE 6  LONG-TERM DEBT AND LEASE OBLIGATIONS

A. LONG-TERM DEBT


Long-term debt consists of the following:
(IN MILLIONS)                                                               1996           1997
                                                                         ----------------------
Loans payable to banks - unsecured                                       $   975        $   779
Loans payable to banks - secured                                             692             --
9 5/8% Senior Notes due 2002, $300 million face value,
  net of $5 million unamortized discount                                     294            295
8 5/8% Senior Notes due 2003, $500 million face value,
  net of $11 million unamortized discount                                    488            489
7 7/8% Senior Notes due 2003, $400 million face value,
  net of $8 million unamortized discount                                      --            392
8% Senior Notes due 2005, $900 million face value,
  net of $23 million unamortized discount                                     --            877
10 1/8% Senior Subordinated Notes due 2005, $900 million
  face value, net of $20 million unamortized discount                        878            880
8 5/8% Senior Subordinated Notes due 2007, $700 million
  face value, net of $16 million unamortized discount                         --            684
11 3/8 and 12 1/4% Senior Subordinated Notes repaid in 1997                  525             --
6% Exchangeable Subordinated Notes due 2005,
  $320 million face value, stated at indexed value,
  net of $8 million unamortized discount                                     311            330
Zero-coupon guaranteed bonds due 1997 and 2002, $131 million
  face value, net of $19 million unamortized discount                        102            110
Notes and capital lease obligations, secured by property and equipment, weighted average interest rate of approximately 11.5% in 1996
  and 11.4% in 1997, payable in installments to 2009                         188            188
Other notes, primarily unsecured                                              88             26
                                                                         ----------------------
                                                                           4,541          5,050
Less current portion                                                        (120)           (28)
                                                                         ----------------------
                                                                         $ 4,421        $ 5,022
                                                                         ----------------------
                                                                         ----------------------

Loans Payable to Banks - In January 1997, in connection with the OrNda Merger, the Company entered into a new revolving credit agreement (the "New Credit Agreement") with a syndicate of banks that allows the Company to borrow, repay and reborrow up to $2.8 billion prior to the agreement's January 31, 2002 maturity date. This agreement replaced the Company's five-year $1.55 billion unsecured revolving credit agreement with a syndicate of banks. As a result of this refinancing, as well as the refinancing of OrNda's then-existing credit facility, its 12 1/4% Senior Subordinated Notes and its 11 3/8% Senior Subordinated Notes, the Company recorded an extraordinary charge from early extinguishment of debt in the amount of $47 million, net of taxes of $29 million.

Loans under the New Credit Agreement are unsecured and generally bear interest at a base rate equal to the prime rate or, if higher, the federal funds rate plus 0.50%, or, at the option of the Company, an adjusted London interbank offered rate ("LIBOR") for one-, two-, three- or six-month periods plus an interest margin of from 22.50 to 68.75 basis points. The Company has agreed to pay the lenders under the New Credit Agreement an annual facility fee on the total loan commitment at rates ranging from 12.50 to 31.25 basis points. The interest margins and facility fee rates are based on the ratio of the Company's consolidated total debt to net earnings before interest, taxes, depreciation, amortization and certain non-recurring charges. During the year ended May 31, 1997, the weighted average interest rate on the loans payable to banks was 6.1%.



                  TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SENIOR NOTES AND SENIOR SUBORDINATED NOTES - The Company sold, on March 1, 1995, $300 million of 9 5/8% Senior Notes due September 1, 2002 and $900 million of 10 1/8% Senior Subordinated Notes due March 1, 2005. The senior notes are not redeemable by the Company prior to maturity. Subject to certain limitations in the New Credit Agreement, the senior subordinated notes are redeemable at the option of the Company, in whole or from time to time in part, at any time after March 1, 2000, at redemption prices ranging from 105.063% in 2000 to 100% in 2003 and thereafter.

In October 1995, the Company sold $500 million of Senior Notes due December 2003. The notes have a coupon of 8 5/8%. The notes are not redeemable by the Company prior to maturity.

In connection with the OrNda Merger and related refinancing, the Company issued, on January 30, 1997, $400 million of 7 7/8% Senior Notes due January 15, 2003, $900 million of 8% Senior Notes due January 15, 2005 and $700 million of 8 5/8% Senior Subordinated Notes due January 15, 2007. The proceeds to the Company were $1.95 billion, after underwriting discounts and commissions. The senior notes are not redeemable by the Company prior to maturity. Subject to certain limitations in the New Credit Agreement, the senior subordinated notes are redeemable at the option of the Company, in whole or from time to time in part, at any time on or after January 15, 2002, at redemption prices ranging from 104.313% in 2002 to 100% in 2005 and thereafter.

The senior notes are unsecured obligations of the Company ranking senior to all subordinated indebtedness of the Company, including the senior subordinated notes, and equally in right of payment with all other indebtedness of the Company, including borrowings under the New Credit Agreement described above. The senior subordinated notes also are unsecured obligations of the Company subordinated in right of payment to all existing and future senior debt, including the senior notes and borrowings under the New Credit Agreement.

6% EXCHANGEABLE SUBORDINATED NOTES - In January 1996, the Company issued $320 million of 6% Exchangeable Subordinated Notes due 2005 that will be exchangeable at the option of the holder for shares of common stock of Vencor, Inc. ("Vencor") at any time on or after November 6, 1997 at an exchange rate of
25.9403 shares per $1,000 principal amount of the notes, subject to the Company's right to pay an amount in cash equal to the market price of the shares of Vencor common stock in lieu of delivery of such shares. The exchange price equivalent to the exchange rate is $38.55 per share. Subject to certain limitations in the New Credit Agreement, the notes are redeemable at the option of the Company at any time on or after January 15, 1999 at the redemption prices set forth in the indenture, plus accrued and unpaid interest. The notes also are unsecured obligations of the Company subordinated in right of payment to all existing and future senior and senior subordinated debt and borrowings under the New Credit Agreement.

To the extent that the fair market value of the Company's investment in the common stock of Vencor exceeds the carrying value of the notes at the end of any accounting period, the Company adjusts the carrying value of the notes to the fair market value of the investment through a charge or credit to earnings. Corresponding adjustments to the carrying value of the investment in Vencor are credited or charged directly to shareholders' equity as unrealized gains or losses. At May 31, 1997, the market price of Vencor's common stock was $40.75 per share, or $2.20 per share over the exchange price of the stock. The Company accordingly recognized a pretax, noncash charge to earnings in the amount of $18 million ($11 million after-tax, or $0.04 per share). This charge has been included with the net gain (or loss) on disposals of facilities and long-term investments in the accompanying consolidated statement of operations for the year ended May 31, 1997.


                  TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

LOAN COVENANTS - The New Credit Agreement and the indentures governing the Company's outstanding public debt have, among other requirements, limitations on borrowings by, and liens on the assets of, the Company or its subsidiaries, investments, the sale of all or substantially all assets and prepayment of subordinated debt, a prohibition against the Company declaring or paying dividends on or purchasing its stock unless its senior long-term unsecured debt securities are rated BBB- or higher by Standard and Poors' Rating Services and Baa3 or higher by Moody's Investors Service, Inc., and covenants regarding maintenance of specified levels of net worth, debt ratios and fixed-charge coverage ratios. Because of the dividend restrictions, all of the Company's retained earnings are restricted. The Company is in compliance with its loan covenants. There are no compensating balance requirements for any credit line or borrowing.

B. LONG-TERM DEBT MATURITIES AND LEASE OBLIGATIONS
Future long-term debt cash maturities and minimum operating lease payments are as follows:


                     1998           1999           2000           2001           2002      LATER YEARS
------------------------------------------------------------------------------------------------------
Long-term debt      $  28          $  33          $  35         $  218         $  672       $  4,174
Long-term leases      201            168            120            103             84            315

Rental expense under operating leases, including short-term leases, was $170 million in 1995, $239 million in 1996 and $253 million in 1997.

                              NOTE 7  INCOME TAXES

Taxes on income from continuing operations consist of the following amounts:

(IN MILLIONS)                                 1995           1996        1997
                                            ---------------------------------
Currently payable:
  Federal                                   $  116         $  217      $  131
  State                                         23             44          27
  Foreign                                        9              5          --
                                            ---------------------------------
                                               148            266         158
Deferred:
  Federal                                       (4)            80        (132)
  State                                          2             14          (6)
                                            ---------------------------------
                                                (2)            94        (138)
                                            ---------------------------------
Other                                            5             23          32
                                            ---------------------------------
                                           $  151          $  383      $   52
                                            ---------------------------------
                                            ---------------------------------

A reconciliation between the amount of reported income tax expense (benefit) and the amount computed by multiplying income (loss) before tax by the statutory Federal income tax rate is shown below:

(IN MILLIONS OF DOLLARS)                      1995           1996        1997
                                            ---------------------------------
Tax provision at statutory
  federal rate of 35%                         $146           $308         $(7)
State income taxes, net of
  federal income tax benefit                    17             37          15
Goodwill amortization                            8             27          26
Gain on sale of foreign operations               -             30           -
Nondeductible OrNda Merger costs                 -              -          14
Nondeductible asset impairment charges           -              -          29
Benefit of prior-year
  net operating losses                         (21)           (24)        (19)
Other                                            1              5          (6)
                                            ---------------------------------
Taxes on income from
  continuing operations                       $151           $383         $52
                                            ---------------------------------
                                            ---------------------------------

                  TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Deferred tax assets and liabilities as of May 31, 1996 and 1997 relate to the following:

                                                                             1996                             1997
                                                                   ------------------------------------------------------------
(IN MILLIONS)                                                        ASSETS      LIABILITIES         ASSETS         LIABILITIES
                                                                   ------------------------------------------------------------
Depreciation and fixed-asset basis differences                     $      --            $ 652        $     --               $ 661
Reserves related to discontinued operations, merger,
  facility consolidation and other non-recurring charges                 87                --            203                   --
Receivables-doubtful accounts and adjustments                           144                --            112                   --
Cash-basis accounting change                                              --                9              --                   --
Accruals for insurance risks                                            103                --            103                   --
Intangible assets                                                         4                --              1                   --
Other long-term liabilities                                              86                --             50                   --
Benefit plans                                                            78                --             91                   --
Other accrued liabilities                                                79                --             40                   --
Investments and other assets                                              --               87              --                  43
Federal and state net operating loss carryforwards                       69                --             58                   --
Other items                                                              17                --             53                   --
                                                                   ------------------------------------------------------------
                                                                      $ 667            $ 748         $  711               $ 704
Valuation allowance                                                     (41)               --            (22)                  -
                                                                   ------------------------------------------------------------
                                                                     $ 626             $ 748          $ 689               $ 704
                                                                   ------------------------------------------------------------
                                                                   ------------------------------------------------------------



The valuation allowance was reduced by $19 million in fiscal 1997 upon consummation of the OrNda Merger to conform the accounting practices of the two companies. Management believes that realization of the deferred tax assets in excess of the valuation allowance recorded at May 31, 1997 is more likely than not to occur as temporary differences reverse against future taxable income.

The following schedule summarizes approximate tax attribute carryforwards from prior tax returns for OrNda which are available to offset future federal net taxable income:

(IN MILLIONS)                                     AMOUNT    EXPIRATION PERIODS
                                                  ----------------------------
Net operating loss                                 $167           1999-2009
General business credits                              4           1998-2001
Alternative minimum tax                               5                None

Allowable federal deductions relating to net operating losses of OrNda and certain of its subsidiaries are subject to annual limitations.These limitations are not expected to significantly affect the ability of the Company to ultimately recognize the benefit of these net operating loss deductions in future years.

                           NOTE 8  CLAIMS AND LAWSUITS

A. PROFESSIONAL AND GENERAL LIABILITY INSURANCE
In its normal course of business, the Company is subject to claims and lawsuits relating to injuries arising from patient treatment. The Company believes that its liability for damages resulting from such claims and lawsuits is adequately covered by insurance or is adequately provided for in its consolidated financial statements.

The Company insures substantially all of its professional and comprehensive general liability risks in excess of self-insured retentions, which vary by hospital and by policy period from $500,000 to $3 million per occurrence, through a majority-owned insurance subsidiary. A significant portion of these risks is, in turn, reinsured with major independent insurance companies.

                  TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

Prior to fiscal 1995, the Company insured its professional and comprehensive general liability risks related to its psychiatric and rehabilitation hospitals through a wholly owned insurance subsidiary, which reinsured risks in excess of $500,000 with major independent insurance companies. The Company has reached the policy limits provided by this insurance subsidiary related to the psychiatric hospitals in several coverage years. In addition, damages, if any, arising from fraud and conspiracy claims in psychiatric malpractice cases may not be insured.

In addition to the reserves recorded by the above insurance subsidiaries, the Company maintains an unfunded reserve based on actuarial estimates for the self-insured portion of its professional liability risks. Reserves for losses and related expenses are estimated using expected loss-reporting patterns and have been discounted to their present value using a weighted average discount rate of approximately 8%. Adjustments to the reserves are included in results of operations.

B. SIGNIFICANT LEGAL PROCEEDINGS
The Company has been involved in significant legal proceedings of an unusual nature related principally to its discontinued psychiatric business. During the years ended May 31, 1995, 1996 and 1997, the Company recorded provisions to estimate the cost of the ultimate disposition of all of these proceedings and to estimate the legal fees that it expected to incur. The Company has settled the most significant of these matters. The remaining reserves for unusual litigation costs that relate to matters that had not been settled as of May 31, 1997 and an estimate of the legal fees to be incurred subsequent to May 31, 1997 represent management's estimate of the remaining net costs of the ultimate disposition of these matters. There can be no assurance, however, that the ultimate liability will not exceed such estimates. Although, based upon information currently available to it, management believes that the amount of damages, if any, in excess of its reserves for unusual litigation costs that may be awarded in any of the following unresolved legal proceedings cannot reasonably be estimated, management does not believe it is likely that any such damages will have a material adverse effect on the Company's results of operations, liquidity or capital resources. All of the costs associated with these legal proceedings are classified in discontinued operations.

PSYCHIATRIC MALPRACTICE CASES - The Company continues to defend a greater-than-normal level of litigation relating to certain of its subsidiaries' former psychiatric operations. The majority of the lawsuits filed contain allegations of medical malpractice as well as allegations of fraud and conspiracy against the Company and certain of its subsidiaries and former employees. Also named as defendants are numerous doctors and other healthcare professionals. The Company believes that the increase in litigation arose primarily from advertisements by certain lawyers seeking former psychiatric patients in order to file claims against the Company and certain of its subsidiaries. The advertisements focused, in many instances, on the Company's settlement of past disputes involving the operations of its discontinued psychiatric business subsidiaries, including the Company's 1994 resolution of the Federal government's investigation and a corresponding criminal plea agreement involving such discontinued psychiatric business of the Company. From June 1, 1994 to the present, approximately 1,000 cases alleging fraud and conspiracy have been filed against the Company and certain of its subsidiaries. Most of the cases have been filed in Texas and Washington, D.C. To date, the Company has resolved approximately 700 of these cases.

The Company expects that additional lawsuits with similar allegations will be filed. The Company believes it has a number of defenses to each of these actions and will defend these and any additional lawsuits vigorously. Until the lawsuits are resolved, however, the Company will continue to incur substantial legal expenses.

SHAREHOLDER LAWSUITS - Two federal class actions filed in August 1993 were consolidated into one action. This consolidated action is on behalf of a purported class of shareholders who purchased or sold stock


                  TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of the Company between January 14, 1993 and August 26, 1993, and alleges violations of the securities laws by the Company and certain of its executive officers. After unsuccessful mediation, the parties agreed in May 1995 to proceed with the litigation. In June 1995, the defendants filed a motion to dismiss and to strike plaintiffs' complaint. Although in March 1997 the defendants' motion was denied, the Company believes it has meritorious defenses to this action and will continue to defend this litigation vigorously.

C. ORNDA INVESTIGATION
An agreement has been executed with the Department of Justice resolving the investigation related to certain physician relationships at 12 of the hospitals acquired by OrNda in its April 1994 acquisition of Summit Health Ltd. ("Summit") and one OrNda hospital outside of the group acquired from Summit.

                          NOTE 9  SHAREHOLDERS' EQUITY

A. PREFERRED STOCK PURCHASE RIGHTS AND PREFERRED STOCK
In 1988, Tenet distributed Preferred Stock Purchase Rights to holders of Tenet's common stock and authorized the issuance of additional rights for common stock issued after that date. The rights expire in December 1998 unless previously exercised or redeemed and do not entitle the holders thereof to vote as shareholders or receive dividends.

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

Subject to the foregoing, in the event the Company is acquired in a merger or other business combination transaction in which shares of the Company's common stock are exchanged for shares of another company or more than 50% of the Company's assets are sold, each holder of a right generally will be entitled upon exercise to purchase, for the then-current exercise price of the right, common stock of the surviving company having a market value equal to two times the exercise price of the rights. The plan also provides that, in the event of certain other mergers or business combinations, certain self-dealing transactions or the acquisition by a person of stock having 30% or more of the Company's general voting power, each holder of a right generally will be entitled to purchase upon exercise, for the then-current exercise price of the right, the number of shares of Series A Preferred Stock having a market value equal to two times the exercise price of the rights.

The Series A Preferred Stock for which the Preferred Stock Purchase Rights may be exchanged is nonredeemable and has a par value of $0.15 per share. On January 27, 1997, in connection with the OrNda Merger, the Board of Directors approved an increase in the number of preferred shares authorized from 225,000 to 350,000. None of the 350,000 authorized shares are outstanding.

B. WARRANTS
At May 31, 1997, there were warrants outstanding to purchase 124,064 shares of common stock at an exercise price of $13.25 per share. These warrants can be exercised through April 30, 2000.


                  TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

                          NOTE 10  STOCK BENEFIT PLANS

The Company has four stock-based compensation plans, which are described below. The Company applies Accounting Principles Board Opinion No.25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock options under the plans.

Under its 1991 and 1995 Stock Incentive Plans, the Company may grant fixed stock options and performance-based incentive stock awards to key employees, advisors and consultants for up to 23 million shares of common stock remaining available for issuance under such plans. No new stock awards may be made under the Company's 1983 Stock Incentive Plan. Under all three plans, the exercise price of each option generally equals the market price of the Company's stock on the date of grant and options are normally exercisable at the rate of one-third per year beginning one year from the date of grant. Stock options generally expire 10 years from the date of grant. No performance-based incentive stock awards have been made since fiscal 1994.

The Company has a Directors Stock Option Plan which makes available for issuance to nonemployee directors options to purchase 500,000 shares of common stock. This plan, adopted in September 1994, replaced the Company's 1991 Director Restricted Share Plan which in turn had replaced the Company's 1985 Director Stock Option Plan. Awards made under the 1985 and 1991 plans remain outstanding, but new awards are made only under the 1994 plan. Under this plan each nonemployee director receives a stock option for 5,000 common shares upon initially being elected to the Board of Directors and on each January thereafter. Awards have an exercise price equal to the fair market value of the Company's shares on the date of grant, vest one year after the date of grant and expire 10 years after the date of grant. In March 1997, the Board of Directors approved an amendment to the Directors Stock Option Plan increasing the initial and annual grant of options under the plan to 7,500 options. The amendment will become effective if approved by the shareholders at the Annual Meeting of Shareholders scheduled for October 1, 1997.

All awards granted under the foregoing plans will vest under circumstances defined in the plans or under certain employment arrangements, including, with the consent of the Compensation and Stock Option Committee of the Board of Directors, upon a change in control of the Company.

The following table summarizes certain information about the Company's stock options outstanding at May 31, 1997:


                                          OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
                             ---------------------------------------------    ----------------------------
                                                  WEIGHTED-
                                                  AVERAGE        WEIGHTED-                       WEIGHTED-
                                                 REMAINING        AVERAGE                         AVERAGE
     RANGE OF EXERCISE        NUMBER OF         CONTRACTUAL      EXERCISE        NUMBER OF        EXERCISE
        PRICES                  OPTIONS             LIFE           PRICE          OPTIONS         PRICE
---------------------------------------------------------------------------------------------------------
$ 3.56    to     $   9.50      2,856,938          5.7 years       $  9.18        2,856,938        $  9.18
$ 9.63    to     $  14.88      9,702,535          7.2             $ 12.97        7,998,426        $ 12.77
$15.88    to     $  21.50      4,465,342          8.2             $ 20.26        2,167,881        $ 19.85
$21.63    to     $  26.38      7,825,975          8.6             $ 23.80        1,427,425        $ 22.44
                              ----------                                        ----------
$ 3.56    to     $  26.38     24,850,790          7.6             $ 17.25       14,450,670        $ 14.08
                              ----------                                        ----------


                  TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

A summary of the status of the Company's stock incentive plans as of May 31, 1995, 1996 and 1997, and changes during the years ending on those dates, is presented below:


                                                  1995                         1996                           1997
                                    -----------------------------------------------------------------------------------------
                                                      WEIGHTED-                     WEIGHTED-                       WEIGHTED-
                                                       AVERAGE                       AVERAGE                         AVERAGE
                                                      EXERCISE                      EXERCISE                        EXERCISE
                                          SHARES         PRICE          SHARES         PRICE          SHARES           PRICE
                                    -----------------------------------------------------------------------------------------

Outstanding at
  beginning of year                     23,087,133      $ 14.56      25,742,932       $ 14.22       26,299,166        $ 15.05
Granted                                  6,527,950      $ 13.88       5,782,921       $ 19.23        6,436,800        $ 24.07
Exercised                               (1,917,773)     $  5.47      (3,120,462)      $ 11.69       (7,093,224)       $ 13.85
Forfeited                               (1,954,378)     $ 17.11      (2,106,225)      $ 20.05         (791,952)       $ 19.92
                                       -----------                   ----------                    -----------
Outstanding at
  end of year                           25,742,932      $ 13.17      26,299,166       $ 14.20       24,850,790        $ 17.25
                                       -----------                   ----------                    -----------
Options exercisable
  at year-end                           12,612,236      $ 16.11      13,403,495       $ 14.12       14,450,670        $ 14.08
                                       -----------                   ----------                    -----------
Weighted average
  fair value of options
  granted during
  the past two years                                    $ 10.12                       $ 11.62
                                                        -------                       -------


The fair values of the option grants in the table above, and for purposes of the pro forma disclosures in the table below, have been estimated as of the date of each grant using a Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 1996 and 1997, respectively: expected volatility of 39% and 40%, risk-free interest rates of 5.7% and 6.5%, expected lives of 6.2 and 5.8 years, and dividend yield of 0% for both years.

Had compensation cost for the Company's stock options been determined based on these fair values for awards granted during the past two years, the Company's net income (loss) and earnings (loss) per share would have been reduced (increased) to the pro forma amounts indicated below:

(IN MILLIONS)                                            1996            1997
                                                       -----------------------
Net income (loss):
   As reported                                         $   450        $  (254)
   Pro forma                                           $   447        $  (260)
Primary earnings (loss) per share:
   As reported                                         $  1.56        $ (0.84)
   Pro forma                                           $  1.56        $ (0.86)
Fully diluted earnings (loss) per share:
   As reported                                         $  1.54        $ (0.84)
   Pro forma                                           $  1.53        $ (0.86)

These pro forma disclosures are not likely to be representative of the pro forma results for future years, because the options vest over three years and additional awards are generally made each year.


                  TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

                      NOTE 11  EMPLOYEE STOCK PURCHASE PLAN

On September 27, 1995, the Company's shareholders approved its 1995 Employee Stock Purchase Plan under which the Company is authorized to issue up to 2,000,000 shares of common stock to eligible employees of the Company or its designated subsidiaries who customarily work at least 20 hours per week and six months per year. Under the terms of the plan, employees can elect to have between 1% and 10% of their base earnings withheld each calendar quarter to purchase, on the last day of the quarter, shares of the Company's common stock at a purchase price equal to 85% of the lower of the closing price on the first day of the quarter or its closing price on the last day of the quarter. The plan commenced on April 1, 1996. OrNda had a similar plan between March 1, 1996 and January 21, 1997. It was terminated as a result of the OrNda Merger. Approximately 6,200 employees have participated in both plans since their respective inceptions. Under the plans, the Company sold 727,954 shares to employees in the year ended May 31, 1997 at a weighted average price of $17.64 per share. In July 1997, the Board of Directors approved an amendment to the Employee Stock Purchase Plan increasing the number of shares available for purchase under the Employee Stock Purchase Plan from 2,000,000 to 5,000,000. The amendment will become effective if approved by the shareholders at the Annual Meeting of Shareholders scheduled for October 1, 1997.

                       NOTE 12  EMPLOYEE RETIREMENT PLANS

Substantially all domestic employees who are employed by the Company or its subsidiaries, upon qualification, are eligible to participate in defined contribution 401(k) plans. Employees who elect to participate generally make mandatory contributions from 1% to 16% of their eligible compensation, and the Company matches such contributions up to a maximum percentage. Company contributions to the plan were approximately $22 million for 1995, and $32 million for fiscal 1996 and 1997.

                              NOTE 13  INVESTMENTS

In fiscal 1996, Vencor Inc. ("Vencor") acquired all of the outstanding common stock of The Hillhaven Corporation ("Hillhaven"). As a result of the transaction, the shares of Hillhaven common stock that had been owned by the Company were exchanged for 8,301,067 shares of Vencor common stock. In addition, the Company received approximately $92 million in cash for its Hillhaven Series C and Series D preferred stock. The exchange and sale of preferred stock resulted in a gain of approximately $176 million. The Company classifies its investment in Vencor as "available for sale" whereby the carrying value of the unrestricted Vencor shares is adjusted to market value at the end of each accounting period through a credit or charge, net of income taxes, to shareholders' equity. At May 31, 1996 and 1997, the market value of the investment was approximately $263 million and $338 million, respectively. (See
Note 6.)

The Company is contingently liable under various guarantees for $113 million of Vencor's obligations to third parties, including $107 million of lease obligations and $6 million of long-term debt obligations. The Company also is contingently liable for approximately $55 million in lease obligations relating to certain rehabilitation facilities sold in 1994.


                  TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

In fiscal 1995, the Company completed the sale of a controlling interest in Total Renal Care Holdings, Inc. ("TRC"), an operator of outpatient renal dialysis centers. This transaction resulted in a $32 million gain to the Company. As part of the transaction, the Company also received a $75 million cash distribution from TRC prior to the sale and retained 3 million shares of TRC common stock (after a 2-for-3 reverse stock split). In October 1995, TRC completed an initial public offering of 6,000,000 shares of its common stock, which resulted in an additional gain to the Company of approximately $17 million.

The Company also classifies its investment in TRC as "available for sale."
At May 31, 1996, the Company's aggregate carrying value in its investment in TRC was $49 million and the aggregate fair market value of the investment was $124 million. At May 31, 1997, both the carrying value and fair market value of the investment were approximately $108 million.


                       NOTE 14  DISCONTINUED OPERATIONS -
                          PSYCHIATRIC HOSPITAL BUSINESS

In November 1993, the Company decided to discontinue its psychiatric hospital business and adopted a plan to dispose of its psychiatric hospitals and substance abuse recovery facilities. All operating results and gains or losses on disposals of facilities for the discontinued business for periods subsequent to November 30, 1993 have been charged to the reserve for estimated losses during the phase-out period. In addition, the Company has incurred the following additional charges related to the psychiatric hospitals: (1) in the fourth quarter of fiscal 1995, the Company recorded $16 million of estimated litigation costs (less income tax benefits of $7 million), (ii) in the fourth quarter of fiscal 1996, the Company recorded $16 million (less income tax benefits of $6 million) for additional estimated legal costs and $25 million (less tax benefits of $10 million) to increase the reserves of the Company's wholly owned insurance subsidiary for professional liability claims, all of which related to the former psychiatric hospitals, and (iii) in the fourth quarter of fiscal 1997, the Company recorded $215 million (less income tax benefits of $81 million) to reflect the recent settlements of patient and other litigation and to record the estimated future costs to settle the remaining liigation related to certain of its former psychiatric hospitals and to increase the reserves of its wholly owned insurance subsidiary by an additional $42 million.

         NOTE 15  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, accounts receivable, short-term borrowings and notes, current portion of long-term debt, accounts payable and interest payable approximate fair value because of the short maturity of these instruments. The carrying values of investments, both short-term and long-term (excluding investments accounted for by the equity method), long-term receivables and long-term debt are not materially different from the estimated fair values of these instruments.


                  TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

                    NOTE 16  DERIVATIVE FINANCIAL INSTRUMENTS

The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. These derivatives are nonleveraged and involve little complexity. They are used to manage well-defined interest rate risks. The notional amounts of derivatives in the tables below do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure of the Company through its use of derivatives. There are no cash or collateral requirements in connection with these agreements.

INTEREST RATE SWAPS - These derivative financial instruments allow the Company to make long-term borrowings at floating rates and then swap them into fixed rates that are lower than those available to the Company if fixed-rate borrowings were made directly. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. Cross-currency interest rate swaps allow borrowings to be made in foreign currencies, gaining access to additional sources of financing while limiting foreign exchange risk. The Company's exposure to credit loss under these agreements is limited to the interest rate spread in the event of nonperformance by the other parties. Because the other parties are creditworthy financial institutions, generally commercial banks, the Company does not expect nonperformance. The Company terminated its two cross-currency swaps in November 1996. The original maturity dates for these contracts were in October 1998. Proceeds to the Company as a result of the terminations were $742 thousand.

The following table shows the Company's interest rate swaps and their weighted average interest rates as of the end of the most recent two fiscal years. Variable interest rates may change significantly, affecting future cash flows.


(IN MILLIONS)                                                         1996                   1997
                                                                 ----------------------------------
Notional amount for agreements under which the Company
   receives fixed rates                                          $       29               $    29
   Average receive rate                                                 7.0%                  7.0%
   Average pay rate                                                     6.0%                  5.6%
   Contract duration                                                 1 year               matured
Notional amount for agreements under which the Company
   pays fixed rates                                              $       69               $   69
   Average pay rate                                                     8.7%                 8.7%
   Average receive rate                                                 5.8%                 5.5%
   Contract duration                                              3-4 years               2-3 years


                  TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

                  NOTE 17  RECENTLY ISSUED ACCOUNTING STANDARDS

In June 1997, the Financial Accounting Standards Board issued two new Statements of Financial Accounting Standards ("SFAS") which are effective for financial statements for periods beginning after December 15, 1997 and which will apply to the Company beginning with its fiscal year ending May 31, 1999:

SFAS No.130, "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income includes net income and is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those from investments by owners and distributions to owners. Examples of comprehensive income, other than net income, include unrealized gains and losses on certain investments in debt and equity securities and foreign currency items.


SFAS No.131, "Disclosures About Segments of an Enterprise and Related Information," establishes standards for the way that public enterprises report information about operating segments in annual financial statements. It also requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. Under existing accounting standards, the Company has reported its operations as one line of business since fiscal 1993 because substantially all of its revenues and operating profits from continuing operations since then have been derived from its general hospitals and closely related ancillary services. The Company is presently evaluating the new standard in order to determine its effect, if any, on the way the Company might report its operations in the future.


                  TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

                         REPORT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS
TENET HEALTHCARE CORPORATION:

We have audited the accompanying consolidated balance sheets of Tenet Healthcare Corporation and subsidiaries as of May 31, 1996 and 1997, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the three-year period ended May 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tenet Healthcare Corporation and subsidiaries as of May 31, 1996 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended May 31, 1997, in conformity with generally accepted accounting principles.

KPMG PEAT MARRICK LLP


Los Angeles, California
July 25, 1997

                  TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

                            DIRECTORS AND MANAGEMENT

BOARD OF DIRECTORS

JEFFREY C. BARBAKOW 1,4
CHAIRMAN AND CHIEF EXECUTIVE OFFICER,
TENET HEALTHCARE CORPORATION

MICHAEL H. FOCHT SR. 1,5
PRESIDENT AND CHIEF OPERATING OFFICER,
TENET HEALTHCARE CORPORATION

BERNICE B. BRATTER 1,3,4
PRESIDENT,
LOS ANGELES WOMEN'S FOUNDATION

MAURICE J. DEWALD 1,2,3
CHAIRMAN, VERITY FINANCIAL GROUP, INC.

PETER DE WETTER 1,6*
RETIRED EXECUTIVE VICE PRESIDENT,
TENET HEALTHCARE CORPORATION

EDWARD EGBERT, M.D. 4,5,6
RETIRED PHYSICIAN

RAYMOND A. HAY 2,4,5
CHAIRMAN, ABERDEEN ASSOCIATES

LESTER B. KORN 1,3,6
CHAIRMAN, KORN TUTTLE CAPITAL GROUP

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

6.   PENSION COMMITTEE

PRINCIPAL MANAGEMENT

JEFFREY C. BARBAKOW
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

MICHAEL H. FOCHT SR.
PRESIDENT AND CHIEF OPERATING OFFICER

TREVOR FETTER
EXECUTIVE VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER

THOMAS B. MACKEY
EXECUTIVE VICE PRESIDENT,
WESTERN OPERATIONS

DAVID R. MAYEUX
EXECUTIVE VICE PRESIDENT,
ACQUISITION & DEVELOPMENT

BARRY P. SCHOCHET
EXECUTIVE VICE PRESIDENT, OPERATIONS

W. RANDOLPH SMITH
EXECUTIVE VICE PRESIDENT,
EASTERN OPERATIONS

NORMAN S. BOBES, M.D.
CHIEF MEDICAL OFFICER

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

ALAN R. EWALT
SENIOR VICE PRESIDENT, HUMAN RESOURCES

T. DENNIS JORGENSEN
SENIOR VICE PRESIDENT, ADMINISTRATION

RAYMOND L. MATHIASEN
SENIOR VICE PRESIDENT AND
CHIEF ACCOUNTING OFFICER

CHRISTI R. SULZBACH
SENIOR VICE PRESIDENT, PUBLIC AFFAIRS, AND
ASSOCIATE GENERAL COUNSEL

SENIOR VICE PRESIDENTS, OPERATIONS

JIM BILTZ
TEXAS REGION

WILLIAM L. BRADLEY
CENTRAL STATES REGION

DENNIS M. BROWN
NORTHERN REGION

MICHAEL W. GALLO
FINANCE, WESTERN DIVISION

REYNOLD J. JENNINGS
GULF STATES REGION

BEN F. KING
FINANCE, EASTERN DIVISION


WILLIAM M. MURRAY
ARIZONA REGION

NEIL M. SORRENTINO
CHIEF EXECUTIVE OFFICER,
SOUTHERN CALIFORNIA REGION

DON S. STEIGMAN
FLORIDA REGION

EDWARD TUDANGER
SOUTHEAST REGION

VICE PRESIDENTS

WILLIAM A. BARRETT
ASSISTANT GENERAL COUNSEL

JOEL M. BERGENFELD
OPERATIONS,
WEST LOS ANGELES,
SOUTHERN CALIFORNIA REGION

STEVEN R. BLAKE
FINANCE, NORTHERN REGION

SANFORD M. BRAGMAN
RISK MANAGEMENT

* RETIRING FROM THE BOARD OCT. 1, 1997

                  TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

MARK H. BRYAN
FINANCE, FLORIDA REGION

ROGER L. BURKE
MANAGED CARE BUSINESS DEVELOPMENT

THOMAS E. CASADAY
OPERATIONS, TEXAS REGION

ALAN N. CRANFORD
INFORMATION SYSTEMS

DAVID S. DEARMAN
FINANCE, TEXAS REGION

LEE DOMANICO
OPERATIONS, EAST LOS ANGELES,
SOUTHERN CALIFORNIA REGION

STEVE DOMINGUEZ
GOVERNMENT PROGRAMS

WILLIAM R. DURHAM
FINANCE, GULF STATES REGION

EDWARD A. ELLIOTT
FINANCIAL PROJECTS

DEBORAH J. ETTINGER
BUSINESS DEVELOPMENT, WESTERN DIVISION

STEPHEN D. FARBER
FINANCE

MICHAEL J. FIRNENO
ALTERNATIVE DELIVERY SYSTEMS

RICHARD W. FISKE
ACQUISITION & DEVELOPMENT

RICHARD S. FREEMAN
OPERATIONS, GULF STATES REGION

MICHAEL FRENCH
OPERATIONS, SOUTHEAST REGION

DOUGLAS FRITSCHE
FINANCE, ARIZONA REGION

NEIL B. HADLEY
ETHICS & BUSINESS CONDUCT

LYNN S. HART
GOVERNMENT RELATIONS

JEFF HEINEMANN
PHYSICIAN SERVICES

LAWRENCE G. HIXON
CORPORATE REPORTING

MICHAEL S. HONGOLA
INFORMATION SYSTEMS

JOSEPH L. JACKSON
HUMAN RESOURCES

BRUCE L. JOHNSON
INTERNAL AUDIT

DAVID W. LAYNE
ASSOCIATE GENERAL COUNSEL

WILLIAM W. LEYHE
INTEGRATED DELIVERY SYSTEMS,
WESTERN DIVISION

WILLIAM LOORZ
CONSTRUCTION AND DESIGN

KENNETH B. LOVE, JR.
FINANCE, SOUTHERN CALIFORNIA REGION

JOHN A. LYNN
COMPENSATION

DEBORAH A. MAICACH
INFORMATION SYSTEMS

DAVID S. MCADAM
COMMUNICATIONS

TERENCE P. MCMULLEN
TREASURER

JUDITH G. NOVAK
OPERATIONS, TEXAS REGION

PAUL O'NEILL
ACQUISITION & DEVELOPMENT

MARTIN J. PARIS, M.D., M.P.H.
MEDICAL AFFAIRS

KAREN S. POOLE
OPERATIONS, ARIZONA REGION

TIMOTHY L. PULLEN
CONTROLLER

DOUGLAS E. RABE
TAXATION

JAMES S. RICHARDSON
FINANCE, EASTERN DIVISION

DAVID C. RICKER
MATERIAL RESOURCE MANAGEMENT

JACQUELINE D. RISSOTTO
EMPLOYEE BENEFITS

LEONARD H. ROSENFELD
QUALITY MANAGEMENT

PAUL J. RUSSELL
INVESTOR RELATIONS

RICHARD B. SILVER
ASSOCIATE GENERAL COUNSEL

CHARLES R. SLATON
OPERATIONS, CENTRAL STATES REGION

DONALD W. THAYER
ACQUISITION & DEVELOPMENT

JACINTA E. TITIALII
ACQUISITION & DEVELOPMENT

MICHAEL E. TYSON
FINANCE, CENTRAL STATES REGION

DAVIS L. WATTS
BUSINESS OFFICE SERVICES

KENNETH K. WESTBROOK
OPERATIONS, CENTRAL ORANGE COUNTY,
SOUTHERN CALIFORNIA REGION

ANTHONY P. WHITEHEAD
FINANCE, SOUTHEAST REGION

WILLIAM R. WILSON
FINANCE, WESTERN DIVISION

BARRY A. WOLFMAN
OPERATIONS,
SOUTH LOS ANGELES/NORTH ORANGE COUNTY,
SOUTHERN CALIFORNIA REGION

SUBSIDIARY MANAGEMENT

ARNOLD M. ROBIN
PRESIDENT, SYNDICATED OFFICE SYSTEMS

G. MICHAEL SHELEY
CHIEF EXECUTIVE OFFICER,
NATIONAL HEALTH PLANS

                  TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

                       SUPPLEMENTARY FINANCIAL INFORMATION


SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(In millions, except                       Fiscal 1996 Quarters                                     Fiscal 1997 Quarters
                             -------------------------------------------------       ---------------------------------------------
per share amounts)            First       Second         Third         Fourth         First        Second       Third       Fourth
                             -------------------------------------------------       ---------------------------------------------
Net operating
   revenues                  $1,767      $ 1,863        $ 1,973        $ 2,028       $ 1,991       $ 2,112     $ 2,237     $ 2,351
Income (loss) from
   continuing
   operations                $  134      $   203        $    98        $    56       $    96       $   103     $  (66)     $ (206)
Net income (loss)            $  134      $   203        $    98        $     8       $    96       $   103     $ (113)     $ (340)
                             -------------------------------------------------       ---------------------------------------------
                             -------------------------------------------------       ---------------------------------------------
Earnings (loss)
   per share from
   continuing
   operations:
      Primary                $ 0.51      $  0.75         $ 0.33        $  0.19        $ 0.32       $  0.34     $(0.21)     $(0.67)
      Fully diluted          $ 0.49      $  0.72         $ 0.33        $  0.19        $ 0.32       $  0.34     $(0.21)     $(0.67)
                             -------------------------------------------------       --------------------------------------------
                             -------------------------------------------------       ---------------------------------------------

The quarterly financial information in the table above, for periods prior to the OrNda Merger, combines the three-month periods in Tenet's fiscal years with OrNda's corresponding three-month periods, respectively. Quarterly operating results are not necessarily representative of operations for a full year. For example, unusual items in fiscal 1996 include a $124 million gain on asset disposals in the first quarter, a $171 million gain on asset disposals in the second quarter, a $17 million gain from the sale of a subsidiary's common stock in the second quarter, impairment losses of $86 million and asset disposal gains of $34 million in the fourth quarter, as well as a $25 million net charge to discontinued operations and a $23 million extraordinary charge from early extinguishment of debt in the fourth quarter. Fiscal 1997 includes non-recurring expenses of $272 million recorded in the third quarter and $37 million recorded in the fourth quarter in connection with the OrNda Merger, and restructuring charges of $18 million, impairment losses of $413 million and $18 million for the additional liability related to the Company's indexed debt instruments, recorded in the fourth quarter, as well as a $47 million extraordinary charge from early extinguishment of debt in the third quarter and a $134 million net charge to discontinued operations in the fourth quarter.

COMMON STOCK INFORMATION (UNAUDITED)


                         Fiscal 1996 Quarters                    Fiscal 1997 Quarters
               -----------------------------------     ------------------------------------
               First     Second    Third     Fourth    First     Second    Third     Fourth
               -------------------------------------   ------------------------------------
Price range:
     High      17        18 1/2    22 1/2    22 1/2    22 5/8    23 1/4    28 7/8    29 5/8
     Low       13 3/8    15 5/8    17 7/8    18 1/8    18 1/2    20 3/8    21 3/8    23 1/4

At May 31, 1997, there were approximately 15,700 holders of record of the Company's common stock. The Company's common stock is listed and traded on the New York and Pacific stock exchanges. The stock prices above are the high and low sales prices as reported in the NYSE Composite Tape for the last two fiscal years. The Company's credit facility currently prohibits the payment of dividends.


                  TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

                              CORPORATE INFORMATION


COMMON STOCK TRANSFER AGENT
AND REGISTRAR

For information on stock certificates or for change of address, please contact:

The Bank of New York
101 Barclay Street
New York, NY 10286
(800) 524-4458

National Medical Enterprises, Inc. (NME) stock certificates remain valid and do not need to be exchanged for Tenet certificates. Former shareholders of American Medical Holdings, Inc. (AMI) and OrNda HealthCorp who have not yet redeemed their AMI or OrNda stock for cash and Tenet stock should contact The Bank of New York at (800) 507-9357.

For all other shareholder inquiries, contact Paul J. Russell, Vice President, Investor Relations, at (805) 563-7188.

Headquarters Office
Tenet Healthcare Corporation
3820 State Street
Santa Barbara, CA 93105
(805) 563-7000

COMMON STOCK LISTING

The Company's common stock is listed under the symbol THC on the New York and Pacific stock exchanges

Debt securities listed on the New York Stock Exchange:
7 7/8% SENIOR NOTES DUE 2003
9 5/8% SENIOR NOTES DUE 2002
8 5/8% SENIOR NOTES DUE 2003
8% SENIOR NOTES DUE 2005
10 1/8% SENIOR SUBORDINATED NOTES DUE 2005
8 5/8% SENIOR SUBORDINATED NOTES DUE 2007
6% EXCHANGEABLE SUBORDINATED NOTES DUE 2005
7 3/8% MEDIUM TERM NOTES DUE 1997

TRUSTEE/REGISTRAR


The Bank of New York
101 Barclay Street
New York, NY 10286
(800) 524-4458

ANNUAL MEETING

The annual meeting of the shareholders of Tenet Healthcare Corp. will be held at 10 a.m. Oct. 1, 1997, at the Regent Beverly Wilshire Hotel, 9500 Wilshire Boulevard, Beverly Hills, Calif.

FORM 10-K

The company reports annually to the Securities and Exchange Commission on Form 10-K.
You may obtain a copy at no charge by writing to Tenet Investor Relations or by telephoning
(805) 563-6868.


                  TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

                                     [Logo]
                          TENET HEALTHCARE CORPORATION
               3820 STATE STREET, SANTA BARBARA, CALIFORNIA 93105