Form 10-K405, Exhibit 13
period 1998-05-31
TENET HEALTHCARE CORP
filed 1998-08-28
CIK 70318

1998 ANNUAL REPORT                                 TENET HEALTHCARE CORPORATION


                                     '98 REPORT

TENET and its subsidiaries own and operate 122 general hospitals and many related healthcare services. In communities across the U.S., our 116,800 dedicated people--including physicians, nurses and support staff--treated millions of patients last year. Their work embodied the core business philosophy reflected in our name: the importance of shared values among partners providing a full spectrum of quality healthcare.


1    Financial Highlights

3    Letter to Shareholders

8    Financial Summary

9    Management's Discussion and Analysis

19   Report of Independent Auditors

20   Consolidated Balance Sheets

21   Consolidated Statements of Operations

22   Consolidated Statements of Comprehensive Income

23   Consolidated Statements of Changes in Shareholders' Equity

24   Consolidated Statements of Cash Flows

25   Notes to Consolidated Financial Statements

41   Supplementary Financial Information

42   Directors and Management

44   Corporate Information

TENET                                                       FINANCIAL HIGHLIGHTS
HEALTHCARE
CORPORATION
AND
SUBSIDIARIES



(DOLLARS IN MILLIONS)               1994        1995        1996        1997        1998
----------------------------------------------------------------------------------------
Admissions                       361,377     470,027     714,058     786,887     872,433
Patient days                   2,022,109   2,569,427   3,771,928   4,099,709   4,547,312
Net operating revenues            $4,218      $5,161      $7,706      $8,691      $9,895
Net income (loss)                   (484)        236         450        (254)        261
Total assets                       5,543       9,787      10,768      11,705      12,833
Shareholders' equity               1,648       2,379       3,277       3,224       3,558




ADMISSIONS
(in thousands)
--------------------------------------------------------------------------------

Strengthening our hospital networks -- through operational strategies and acquisitions of additional hospitals -- has generated sizeable yearly increases in admissions.

[BAR GRAPH]

NET OPERATING REVENUES
(Dollars in billions)
--------------------------------------------------------------------------------

We've more than doubled our revenues over the past five years as we've grown to 122 general hospitals nationwide.

[BAR GRAPH]

SHAREHOLDERS' EQUITY
(Dollars in billions)
--------------------------------------------------------------------------------

Our shareholders' equity -- or the net worth of the Company -- has risen 216 percent over the past five years.

[BAR GRAPH]

FISCAL YEAR '98 HIGHLIGHTS


-    Net operating revenues up 14%

-    Operating income before special items increased 17%

-    Diluted earnings per share from operations up 18%, before special items

- Completed integration of 56 recently acquired hospitals into existing operations

-    Created strong St. Louis network through acquisitions of four hospitals

-    Named 2nd Most Admired Healthcare Company by FORTUNE MAGAZINE

                                                             TO OUR SHAREHOLDERS


By virtually any measure, fiscal 1998 was a productive year for Tenet, its employees, partners and shareholders. We successfully integrated into our operations the 50 hospitals acquired in the prior year's purchase of OrNda HealthCorp. We completed the acquisition of six additional hospitals, developing a major new market and strengthening our networks in other markets. In the midst of these achievements, our largest customer, the federal government, cut its payments to us in the form of sweeping Medicare changes. Despite this substantial challenge, we continued to perform well, generating solid growth in admissions and profitability. Operating income, excluding the effect of all special items, rose 17 percent on a revenue increase of 14 percent. Diluted earnings per share from continuing operations, excluding all special items, rose 18 percent.

     The key to our success is innovative management of a strong portfolio of hospitals. Our strategy centers on the development of integrated networks of hospitals and healthcare services. This network approach allows us to consolidate facilities and programs, creating stronger and more efficient ones, while cutting excess administrative overhead. It also allows us to offer a full spectrum of services across a broad geographic area, all with a lower cost structure--which is what payors want from healthcare providers today.

     Many of our innovations in fiscal 1998 arose out of our acquisition of OrNda in late fiscal 1997. The majority of OrNda's hospitals complemented Tenet's existing hospital networks, strengthening them in important markets. Our Southern California operations provide a case in point. The OrNda acquisition more than doubled our presence in this sprawling, urban area, adding 18 hospitals to Tenet's then-existing 15. We streamlined the combined network, eliminating excess capacity, redundant services and duplicative overhead. Today, the network includes 31 hospitals run by 20 management teams, promoting better coordination among our hospitals and saving approximately $7 million annually in overhead costs.

     The opportunities for capitalizing on economies of scale in this market are impressive, too. For example, the on-site labs at these hospitals perform nearly 7 million clinical lab tests annually. In January, we signed an agreement with a leading laboratory company to consolidate these separate labs, creating two central, high-volume labs for non-urgent testing and converting the remaining hospital-based labs to rapid-response, urgent testing centers. This initiative alone is expected to save the network $7 million to $9 million each year once it is fully implemented.

     And that's just one example--we're also flexing our more defined muscle in terms of local purchasing power for services like laundry, security and medical records

95% OF ALL TENET PATIENTS AND 97% OF ALL TENET OUTPATIENT SURGERY PATIENTS INTERVIEWED SAID THEY WOULD RETURN TO THE SAME FACILITY.



transcription. We expect these types of local initiatives to save an additional $4 million to $6 million per year in Southern California alone.

     All of these cost-efficiency initiatives are unrelated to direct patient care--a critical distinction. We are cutting overhead, supply costs, and so on--in effect, we are wringing out excess administration. These approaches represent a unique and necessary means to protect quality of care at a time when we must meet payors' demands to cut costs.

     At the same time, we are using our combined strength to improve our business with insurance companies that offer managed care, which cover about 40 percent of the total population--or about half of the insured population--in Southern California. First, we centralized all our managed care contracting, creating a regional contracting team rather than having each hospital negotiate its own contracts. This offered immediate overhead savings. More importantly, it also enabled us to leverage the strength of the network as a whole. We now negotiate on behalf of the entire network, rather than individual hospitals. As a result, we've been able to negotiate better terms in existing contracts and to gain new contracts that previously were unattainable.

     Capturing more of the growing managed care market is a critical part of our strategy nationwide. As government programs have continued to cut payments and traditional fee-for-service business has declined, managed care represents a major area for potential growth. Clearly, it's a strategy we've implemented successfully--today, managed care accounts for approximately one-third of our net patient revenues system-wide, up from only one-quarter in 1995.

     Another area for potential growth is the acquisition of additional hospitals to bolster our existing networks. In fiscal 1998, we acquired six hospitals with 1,871 beds in strategically important markets. Those six facilities generate about $657 million in annual net operating revenues. It's a substantial addition, but still, a bit less than the previous year, when we acquired 11 hospitals with just over $1 billion in annual revenues.

     There are many reasons for this slower pace of acquisitions. First and foremost, the process simply takes longer today. Several states have passed legislation requiring various state reviews and approvals of any pending sale of a not-for-profit hospital to a for-profit organization. Such processes have never stopped any of our pending acquisitions, but they have definitely drawn out the time necessary to complete a transaction. Additionally, many boards of directors presiding over the sale of their not-for-profit hospitals are being more deliberate in their actions. For our part, we are conducting more intensive due diligence, particularly in terms of the hospital's historical and current compliance with changing healthcare laws and regulations.

     The acquisitions we want are those where we can create value. Specifically, we look for hospitals that will complement and enhance our existing networks.

     For example, through two of our fiscal 1998 acquisitions, we developed a major new market: St. Louis. At the beginning of the year, we had only one hospital there--the 408-bed Lutheran Medical Center, which was overshadowed by three local hospital systems that dominated the market. Our

CAPTURING MANAGED CARE CONTRACTS
(Percent)

The growing managed care market now represents approximately one-third of Tenet's net patient revenues.

[BAR GRAPH]



choice was clear: leave the area or expand. We chose the latter, purchasing two unaffiliated healthcare providers that were also overshadowed. In June 1997, we acquired Deaconess Incarnate Word Health System, a three-hospital, 1,030-bed system. The following February, we acquired the 356-bed Saint Louis University Hospital, a highly respected quaternary academic medical center in the heart of the city. Today, we are a major force in the market, with a five-hospital system offering highly sophisticated medical care.

     Our St. Louis story demonstrates our basic development philosophy: grow where you know. We focus on strengthening our existing operations by building integrated networks around them. These are the opportunities that provide important market synergies, like those gained in Southern California. We do consider opening new markets, but it is those opportunities that allow us to enter the market in size, or with a significant local partner, that are intriguing to us.

     We continue to focus our development efforts in large metropolitan areas, the population centers where we can develop integrated healthcare delivery networks and make the largest impact. Forty-six of our hospitals are now located in the 10 fastest growing counties in the nation.

     Despite our most recent acquisitions, we ended the year with fewer hospitals than when we began -- 122, down from 128 a year ago. This is because we divested 12 nonstrategic facilities from our hospital portfolio, either through consolidation, sale, conversion or closure. We want to be the provider of choice in each community we serve. And if we can't build a premier network in a community, we'll exit that market. We did just that in five states last year. For us, it's not about building a national presence or being the largest hospital services company. It's about building a strong portfolio of hospitals that are valued as providers of choice in their communities.

     As we've strengthened our portfolio of hospitals, it has posted better results. In 1998, our hospitals generated higher patient volumes, which rose 2.5 percent on a same-facility basis and 10.9 percent in total, compared to the year-ago results.

     We've built strong integrated networks in Southern California, South Florida, New Orleans, El Paso, St. Louis and areas of Central and Northern California. We continue to build stronger networks in Birmingham, the Carolinas, New England and parts of Texas, Arkansas and Georgia.

     Holding on to those strong competitive positions demands prudent management. It certainly demands more than just growing revenues and cutting costs. At the heart of it, healthcare is not just another business -- it is a vital service to the community. We must meet our patients' needs. If not, they will go elsewhere. That's why we regularly survey patients after they are discharged to find out what they thought about their stay in our hospitals. We ask them about everything from the quality of the nursing care they received to the temperature and flavor of the food they were

IN 1998, WE INVESTED MORE THAN $400 MILLION IN NEARLY 170 CAPITAL PROJECTS TO MAINTAIN, ENHANCE AND EXPAND OUR EXISTING HOSPITALS AND SERVICES.



served. This year, of the more than 87,000 people surveyed, 95 percent said that they would return to that Tenet hospital. That's a good score--a solid 'A' by most standards. Further, it's a score that all of our hospital management teams are motivated to improve, because their compensation is based in part upon their individual hospital's score.

     Maintaining strong competitive positions in our markets also demands ongoing capital investments. In 1998, we invested more than $400 million to maintain, expand and enhance our existing hospitals and services. For example, we invested more than $13 million to enhance the cardiology program at Piedmont Healthcare System in Rock Hill, S.C. Piedmont, a 268-bed tertiary hospital, is the sole hospital serving a growing bedroom community of Charlotte. Since the early 1990s, the hospital's cardiology and cardiac catheterization programs have grown extensively. By offering more sophisticated services--like open heart surgery--locally, patients are no longer forced to leave the community for their care, and the hospital enjoys a new source of revenues.

     As for other highlights in the year, a FORTUNE MAGAZINE survey of healthcare executives, outside directors and analysts, named Tenet the second-most-admired healthcare company in the nation. We joined the American Hospital Association to solidify ranks with our not-for-profit colleagues. And we established the Tenet Healthcare Foundation, a new charitable arm of our company, to contribute to the communities where our patients and employees live and work.

     Our accomplishments throughout the year are due to the hard work and dedication of the 116,800 people working in our hospitals, treatment centers and support offices across the country. Some companies can revolutionize systems or products to ensure their continued success. We are a service business and our continued success rests squarely with the people we employ. So we'd like to take this opportunity to publicly thank them for their constant diligence and innovation.


Looking Ahead

The 1990s have been marked by intense regulatory scrutiny of healthcare providers. We fully expect this to continue in the foreseeable future. At Tenet, we have sophisticated compliance and ethics programs designed to help ensure that all of our employees know the appropriate rules and guidelines, and consistently apply them in their daily responsibilities. But, with 116,800 employees nationwide, it is impossible for us to eliminate the risk that problems may arise. We can only say that we take these matters extremely seriously, consistently encourage our employees to do the right thing, and work diligently to identify and correct any potential problems as quickly as possible.

TENET RANKED AS 2ND MOST ADMIRED HEALTHCARE COMPANY


COMPANY
--------------------------------------------------------------------------------
FORTUNE MAGAZINE surveyed top executives, outside directors and securities analysts to determine the most admired healthcare companies in America. The companies were measured by eight criteria:

1.   Innovativeness

2.   Quality of Management

3.   Employee Talent

4.   Quality of Products/Services

5.   Long-term Investment Value

6.   Financial Soundness

7.   Social Responsibility

8.   Use of Corporate Assets



     As we look to the future, we also expect continued cuts in reimbursement. The Medicare cuts passed as part of the Balanced Budget Act of 1997 will continue to phase in over the next five years. None of the specific changes are expected to be significant to Tenet, but taken together, in sum, they represent a sizeable reduction. We have already taken action to mitigate the impact of these cuts.

     As the Medicare cuts signal, there are significant challenges in healthcare today. Only strong providers with a culture of continuous improvement in quality and efficiency will withstand these pressures. Indeed, this latest round of cuts may spur additional consolidation within the hospital industry. There remains substantial over-capacity among U.S. hospitals, and tremendous, ingrained inefficiency in how hospitals have traditionally been managed. And therein lies the future opportunity for Tenet.

     We believe that these growing pressures may increase the number of acquisition opportunities in the future. And we believe we have much to offer hospitals seeking a strategic partner. As our results demonstrate, we've developed a strategy to reduce inefficiencies, eliminate excess capacity, ensure quality and meet the specific healthcare needs of each community we serve.

     This is an extraordinary time in the healthcare industry, now a $1 trillion-plus business and growing. The elderly--the highest users of healthcare services--numbered one in eight Americans in 1994. The aging of the Baby Boomer generation over the next 20 to 30 years is expected to drive that ratio to one in every five. With healthcare a fundamental necessity, this demographic shift represents both the challenge and the opportunity for Tenet and all healthcare providers in the years ahead.



Sincerely,



/s/ Jeffrey C. Barbakow

Jeffrey C. Barbakow

CHAIRMAN AND CHIEF EXECUTIVE OFFICER



/s/ Michael H. Focht Sr.

Michael H. Focht Sr.

PRESIDENT AND CHIEF OPERATING OFFICER

FINANCIAL SUMMARY                                                          TENET
                                                                      HEALTHCARE
                                                                     CORPORATION
                                                                             AND
                                                                    SUBSIDIARIES



Selected Financial Data
Continuing Operations


                                                                 YEARS ENDED MAY 31,
                                                  --------------------------------------------------
(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)      1994      1995       1996       1997       1998
                                                  --------------------------------------------------
OPERATING RESULTS:

Net operating revenues                            $ 4,218   $ 5,161   $  7,706   $  8,691   $  9,895
Operating expenses:
  Salaries and benefits                             1,868     2,170      3,130      3,574      4,052
  Supplies                                            498       668      1,056      1,197      1,375
  Provision for doubtful accounts                     193       260        431        494        588
  Other operating expenses                            942     1,178      1,646      1,829      2,071
  Depreciation                                        199       232        319        335        347
  Amortization                                         25        44        100        108        113
  Merger, facility consolidation
    and other charges                                 110        37         86        740        221
                                                  --------------------------------------------------
Operating income                                      383       572        938        414      1,128

Interest expense, net of capitalized portion         (157)     (251)      (425)      (417)      (464)
Investment earnings                                    31        32         27         26         22
Equity in earnings of unconsolidated
  affiliates                                           27        43         25          1         --
Minority interests in income
  of consolidated subsidiaries                        (12)      (10)       (30)       (27)       (22)
Net gains (losses) on disposals of facilities
  and long-term investments                            42        31        346        (18)       (17)
                                                  --------------------------------------------------
Income (loss) from continuing operations
  before income taxes                                 314       417        881        (21)       647

Taxes on income                                      (145)     (151)      (383)       (52)      (269)
                                                  --------------------------------------------------
Income (loss) from continuing operations          $   169   $   266   $    498   $    (73)  $    378
                                                  --------------------------------------------------
                                                  --------------------------------------------------
Diluted earnings (loss) per common share
  from continuing operations                        $0.75     $1.07   $   1.70   $  (0.24)  $   1.22
                                                  --------------------------------------------------
                                                  --------------------------------------------------

Cash dividends per common share                     $0.12        --         --         --         --
                                                  --------------------------------------------------
                                                  --------------------------------------------------

                                                                    AS OF MAY 31,
                                                  --------------------------------------------------
                                                     1994     1995        1996       1997       1998
                                                  --------------------------------------------------
BALANCE SHEET DATA:

Working capital (deficit)                         $  (190)  $   273   $    499   $    522   $  1,123
Total assets                                        5,543     9,787     10,768     11,705     12,833
Long-term debt, net of current portion              1,290     4,287      4,421      5,022      5,829
Shareholders' equity                                1,648     2,379      3,277      3,224      3,558
Book value per common share                       $  7.33   $  9.13   $  11.13   $  10.65   $  11.50


TENET                                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
HEALTHCARE                         FINANCIAL CONDITION AND RESULTS OF OPERATIONS
CORPORATION
AND
SUBSIDIARIES



RESULTS OF OPERATIONS

The healthcare industry continues to undergo tremendous change, driven primarily by (1) cost-containment pressures by government payors, managed care providers and others, and (2) technological advances that require increased capital expenditures. To address these changes, Tenet has implemented various cost-control programs and overhead-reduction plans, and continues to create strong integrated healthcare delivery systems.

     The Company reported income from continuing operations before income taxes of $881 million in 1996, a pretax loss from continuing operations of $21 million in 1997 and income from continuing operations before income taxes of $647 million in 1998. The most significant transactions affecting the results of continuing operations in the last three years have been: (1) a series of acquisitions and divestitures (See Note 3 of Notes to Consolidated Financial Statements herein), and (2) merger, facility consolidation and impairment charges (See Note 4 of Notes to Consolidated Financial Statements herein).

     Fiscal 1996 also includes gains from sales of the Company's interests in its hospitals and related healthcare businesses in Singapore, Australia, Malaysia and Thailand, its interest in Westminster Health Care Holdings, PLC ("Westminster"), the sale of the Company's investment in preferred stock of The Hillhaven Corporation ("Hillhaven"), and the exchange of its interest in the common stock of Hillhaven for common stock of Ventas, Inc., formerly known as Vencor, Inc. ("Ventas"). Fiscal 1997 includes a noncash charge relating to increases in the index value of certain of the Company's long-term debt. Fiscal 1998 includes losses on the disposition of shares of common stock in unconsolidated affiliates and a reversal of the noncash charge taken in fiscal 1997. The pretax impact of these items is shown below:




(DOLLARS IN MILLIONS)                                                                                  1996        1997        1998
                                                                                                      -----------------------------
Gain (loss) on sales of facilities and long-term investments, net                                     $ 346      $  (18)     $  (17)
Merger, facility consolidation and impairment charges                                                   (86)       (740)       (221)
                                                                                                      -----------------------------
Net pretax impact (after tax, diluted per share: $0.43 in 1996, ($1.70) in 1997 and $0.51 in 1998)    $ 260      $ (758)     $ (238)
                                                                                                      -----------------------------
                                                                                                      -----------------------------



     Excluding the items in the table above, income from continuing operations before income taxes would have been $621 million in 1996, $737 million in 1997 and $885 million in 1998.



                         FOCUSING EMPLOYEE RESOURCES IN OUR HOSPITALS
               ----------------------------------------------------------------

                                                          Number of  % of Total
                                                          Employees   Workforce
               Hospital and other businesses                115,670      99.03%
               Operations Center and support offices          1,000       0.86%
               Corporate                                        130       0.11%
               ----------------------------------------------------------------
               ----------------------------------------------------------------
               Total                                        116,800     100.00%


MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)                           TENET
                                                                      HEALTHCARE
                                                                     CORPORATION
                                                                             AND
                                                                    SUBSIDIARIES



     The following is a summary of continuing operations for the past three fiscal years:


                                             (DOLLARS IN MILLIONS)           (PERCENTAGE OF NET OPERATING REVENUES)
                                        --------------------------------     --------------------------------------

                                           1996         1997        1998           1996       1997        1998
                                        --------------------------------         -----------------------------
Net operating revenues:
  Domestic general hospitals            $ 7,183     $  7,932     $ 8,997          93.2%      91.3%       90.9%
  Other domestic operations(1)              472          759         898           6.1%       8.7%        9.1%
  International operations                   51           --          --           0.7%         --          --
                                        --------------------------------         -----------------------------
                                        $ 7,706     $  8,691     $ 9,895         100.0%     100.0%      100.0%
                                        --------------------------------         -----------------------------
Operating expenses:
  Salaries and benefits                  (3,130)      (3,574)     (4,052)         40.6%      41.1%       41.0%
  Supplies                               (1,056)      (1,197)     (1,375)         13.7%      13.8%       13.9%
  Provision for doubtful accounts          (431)        (494)       (588)          5.6%       5.7%        5.9%
  Other operating expenses               (1,646)      (1,829)     (2,071)         21.4%      21.0%       20.9%
  Depreciation                             (319)        (335)       (347)          4.1%       3.9%        3.5%
  Amortization                             (100)        (108)       (113)          1.3%       1.2%        1.2%
                                        --------------------------------         -----------------------------
Operating income before merger,
  facility consolidation and
  impairment charges                      1,024        1,154       1,349          13.3%      13.3%       13.6%
Merger, facility consolidation
  and impairment charges                    (86)        (740)       (221)          1.1%       8.5%        2.2%
                                        --------------------------------         -----------------------------
Operating income                        $   938     $    414     $ 1,128          12.2%       4.8%       11.4%
                                        --------------------------------         -----------------------------
                                        --------------------------------         -----------------------------



(1) NET OPERATING REVENUES OF OTHER DOMESTIC OPERATIONS CONSIST PRIMARILY OF REVENUES FROM (i) PHYSICIAN PRACTICES; (ii) REHABILITATION HOSPITALS, LONG-TERM-CARE FACILITIES, PSYCHIATRIC AND SPECIALITY HOSPITALS THAT ARE LOCATED ON OR NEAR THE SAME CAMPUSES AS THE COMPANY'S GENERAL HOSPITALS;
     (iii) HEALTHCARE JOINT VENTURES OPERATED BY THE COMPANY; AND (iv) SUBSIDIARIES OF THE COMPANY OFFERING MANAGED CARE AND INDEMNITY PRODUCTS.

     The table below sets forth certain selected historical operating statistics for the Company's domestic general hospitals:



                                                                                             INCREASE (DECREASE)
                                                        1996           1997           1998         1997 TO 1998
                                                   ---------------------------------------   ------------------
Number of hospitals (at end of period)                   122            128            122                  (6)*
Licensed beds (at end of period)                      25,699         27,959         27,867                (0.3)%
Net inpatient revenues (in millions)                  $4,744         $5,227         $5,843                11.8%
Net outpatient revenues (in millions)                 $2,283         $2,515         $2,978                18.4%
Admissions                                           714,058        786,887        872,433                10.9%
Equivalent admissions(1)                           1,017,514      1,124,397      1,268,264                12.8%
Average length of stay (days)                            5.3            5.2            5.2                  --
Patient days                                       3,771,928      4,099,709      4,547,312                10.9%
Equivalent patient days(1)                         5,432,612      5,817,251      6,557,525                12.7%
Net inpatient revenues per patient day                $1,258         $1,275         $1,285                 0.8%
Net inpatient revenues per admission                  $6,643         $6,643         $6,697                 0.8%
Utilization of licensed beds                            41.6%          42.5%          44.0%         1.5%*
Outpatient visits                                  8,174,002      9,997,266     10,402,957                 4.1%



* THE CHANGE IS THE DIFFERENCE BETWEEN THE 1997 AND 1998 AMOUNTS SHOWN.

(1) EQUIVALENT ADMISSIONS/PATIENT DAYS REPRESENTS ACTUAL ADMISSIONS/PATIENT DAYS ADJUSTED TO INCLUDE OUTPATIENT AND EMERGENCY ROOM SERVICES BY MULTIPLYING ACTUAL ADMISSIONS/PATIENT DAYS BY THE SUM OF GROSS INPATIENT REVENUES AND OUTPATIENT REVENUES AND DIVIDING THE RESULT BY GROSS INPATIENT REVENUES.

TENET
HEALTHCARE
CORPORATION
AND
SUBSIDIARIES



The table below sets forth certain selected operating statistics for the Company's domestic general hospitals, on a same-facility basis:



                                                      1997           1998   INCREASE (DECREASE)
                                                 ------------------------   -------------------
Average licensed beds                               24,500         24,465                (0.1)%
Patient days                                     3,927,037      4,000,874                 1.9%
Net inpatient revenue per patient day               $1,277         $1,290                 1.0%
Admissions                                         752,336        771,443                 2.5%
Net inpatient revenue per admission                 $6,667         $6,689                 0.3%
Outpatient visits                                9,582,056      9,129,446                (4.7)%
Average length of stay (days)                          5.2            5.2                  --



     The Company continues to experience increases in inpatient acuity and intensity of services as less intensive services shift from an inpatient to an outpatient basis or to alternative healthcare delivery services because of technological and pharmaceutical improvements and continued pressures by payors to reduce admissions and lengths of stay. In spite of the historical shifts from inpatient to outpatient services, the Company experienced a 4.7% decline in the number of same-facility outpatient visits during 1998 compared to 1997. This decline was due to (1) fewer home health care visits, primarily due to the effect of new Medicare reimbursement rules which restrict the number and types of visits for which Medicare will pay, and (2) the Company's subsequent efforts to respond to them. In response to these changes, the Company is consolidating certain home health care agencies and closing others and has begun to focus on increasing the numbers of higher intensity home visits.

     The Medicare program accounted for approximately 40% of the net patient revenues of the Company's domestic general hospitals in 1996 and 1997. The percentage in 1998 was approximately 38%. Changes in Medicare payments mandated by the Balanced Budget Act of 1997 (the "1997 Act"), which became effective October 1, 1997, as well as certain proposed changes to various states' Medicaid programs, have and will continue to significantly reduce payments as the changes are phased in over the next five years. The 1997 Act also contains various provisions that allow providers such as Tenet to contract directly with the federal government for the provision of medical care to Medicare beneficiaries on a fully capitated basis. Under capitation, the Company receives a certain amount for each person enrolled in its plans and assumes the risks and rewards of meeting the healthcare needs of those enrolled persons. The Company may purchase insurance to cover a portion of the cost of meeting the healthcare needs of those covered. The Company cannot predict at this time what the ultimate effect of capitated arrangements with the federal government, if any, will be.

     Pressures to control healthcare costs have resulted in an increase in the number of patients choosing managed care plans for their healthcare coverage. The percentage of net patient revenues of the Company's domestic general hospitals attributable to managed care increased from approximately 27.6% in 1996 to approximately 29.5% in 1997 and 33.7% in 1998. The Company anticipates that its managed care business will continue to increase in the future. The Company generally receives lower payments per patient from managed care payors than it does from traditional indemnity insurers. The Company also is assuming a greater share of risk by entering into capitated arrangements with managed care payors and employers. The Company estimates that approximately 5.0% of its revenues were derived from capitated arrangements in the year ended May 31, 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)                           TENET
                                                                      HEALTHCARE
                                                                     CORPORATION
                                                                             AND
                                                                    SUBSIDIARIES



     To address the effect of reduced payments for services, while continuing to provide quality care to patients, the Company has implemented strategies to reduce inefficiencies, create synergies, obtain additional business and control costs. Such strategies include hospital cost-control programs and overhead reduction plans and the formation of integrated healthcare delivery systems. Further consolidations or implementation of additional cost-control programs may be necessary in the future to offset the reduced payments under the 1997 Act.

     Net operating revenues from the Company's other domestic operations were $472 million in 1996, $759 million in 1997 and $898 million in 1998. These increases primarily relate to the growth of its physician practices, most of which were acquired as part of hospital acquisitions. The Company does not expect to acquire any significant additional physician practices unless they are included in a hospital acquisition.

     Salaries and benefits expense as a percentage of net operating revenues has remained essentially flat at 40.6% in 1996, 41.1% in 1997 and 41.0% in 1998.

     Supplies expense as a percentage of net operating revenues was 13.7% in 1996, 13.8% in 1997 and 13.9% in 1998. These increases relate primarily to greater patient acuity. The Company expects to continue to focus on reducing supplies expense by incorporating acquired facilities into the Company's existing group-purchasing program, and by developing and expanding various other programs designed to improve the purchasing and utilization of supplies.

     The provision for doubtful accounts as a percentage of net operating revenues was 5.6% in 1996, 5.7% in 1997 and 5.9% in 1998. The increases are partially attributable to a shift in revenues from Medicare and Medicaid to managed care. Also, they relate to recent acquisitions and payment delays by various payors.

     Other operating expenses as a percentage of net operating revenues were 21.4% in 1996, 21.0% in 1997, and 20.9% in 1998. The improvement in the current year is the result of the continued emphasis on cost-control and overhead reduction plans.

     Depreciation and amortization expense was $419 million in 1996, $443 million in 1997 and $460 million in 1998. The increases in 1997 and 1998 are primarily due to the effects of facility additions offset by the effect of the May 1997 write-down for impairment of the carrying values of long-lived assets of certain general hospitals and medical office buildings and the write-off of goodwill and other long-lived assets related to the Company's physician practices. Goodwill amortization is approximately $90 million annually or $0.27 per share.

     Merger, facility consolidation and impairment charges of $86 million, $740 million and $221 million were recorded in fiscal 1996, 1997 and 1998, respectively. Fiscal 1996 and 1997 include impairment losses of $86 million and $413 million, respectively, in which certain facilities owned by the Company in 1996 and certain facilities acquired in the OrNda Merger were written down to their estimated fair values. The 1997 charge included losses related to the planned closure, sale or conversion to alternate uses of certain of the Company's facilities and services in order to eliminate duplication of services and excess capacity following the OrNda Merger and the write-off of goodwill and other assets related to the Company's physician practices. In fiscal 1997, the Company recorded other charges in connection with the OrNda Merger of $309 million, which included: investment


                              LAST YEAR, MORE THAN
                              138,000 BABIES WERE BORN
                              IN OUR HOSPITALS.

TENET
HEALTHCARE
CORPORATION
AND
SUBSIDIARIES




banking and other professional fees, other transaction costs, severance payments for substantially all of OrNda's corporate and regional employees, costs to terminate or convert employee benefit programs, closure of OrNda's corporate office and other regional offices, reorganization of operations, information systems consolidation, primarily related to the buy-out of vendor contracts and the write-down of computer equipment and capitalized software, estimated costs to settle a government investigation of an OrNda facility and other OrNda litigation, and other expenses, primarily related to conforming accounting practices of the two companies used for estimating the allowance for doubtful accounts and self-insurance reserves.

     In the year ended May 31, 1998, the Company recorded additional facility consolidation and impairment charges totaling $221 million. These charges consisted of asset impairment losses related primarily to (1) the planned closure or sale of three additional general hospitals, two specialty hospitals and several home health agencies, (2) the write-down of the carrying values of certain long-lived assets of one additional general hospital to their fair values and (3) the write-off of goodwill and other assets and additional costs to terminate contracts related to physician practices.

     Interest expense, net of capitalized interest, was $425 million in 1996, $417 million in 1997 and $464 million in 1998. The reduction in 1997 compared to 1996 is primarily due to the refinancing of debt at lower interest rates in connection with the OrNda Merger. The increase in 1998 is primarily due to increased borrowings for acquisitions.

     Investment earnings were $27 million in 1996, $26 million in 1997, and $22 million in 1998 and were derived primarily from notes receivable and investments in debt securities.

     Equity in earnings of unconsolidated affiliates declined from $25 million in 1996 to approximately $1 million in 1997 and approximately $5 million in 1998. The principal reasons for the decline from 1996 include the purchase of a majority interest in a hospital and the sale of the Company's investment in Westminster. In 1998, because the amounts had become immaterial, the Company began classifying its equity in earnings of unconsolidated affiliates as a part of net operating revenues in its Consolidated Statement of Operations.

     Minority interests in income of consolidated subsidiaries decreased in 1997 and 1998 primarily due to reduced operating results at consolidated but not wholly owned facilities. Minority interest expense was $30 million in 1996, $27 million in 1997 and $22 million in 1998.

     The $17 million net losses from the disposals of facilities and other long-term investments in the current year is comprised of $35 million in losses on the disposals of the Company's investments in the common stock of Vencor, Inc. (received as a dividend from Ventas) and Total Renal Care Holdings, Inc. ("TRC"), and an $18 million gain from changes in the index value of the Company's 6% Subordinated Exchangeable Notes.

     The Company's tax provision in 1996 includes the benefit of the realization of certain prior-year operating losses of OrNda, nondeductible amortization of certain goodwill and gains from prior years' sales of international operations. The goodwill amortization is a noncash charge that provides no income tax benefits. The tax provision in 1997 includes certain nondeductible merger costs and impairment charges that provide no tax benefits, partially offset by the benefit of prior years' operating losses of OrNda. The tax provision in 1998 includes a benefit for the charitable contribution of TRC common stock, offset by nondeductible amortization of goodwill. The Company's tax rate in 1998 before the effect of nonrecurring items was 39%. The Company expects its tax rate in 1999 also to be approximately 39%.

MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)                           TENET
                                                                      HEALTHCARE
                                                                     CORPORATION
                                                                             AND
                                                                    SUBSIDIARIES



LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity for the year ended May 31, 1998 was derived principally from the proceeds from the sale of public debt, borrowings under the Company's bank credit agreements and net cash proceeds from operating activities. Net cash provided by operating activities for the years ended May 31, 1996, 1997 and 1998 was $446 million, $512 million and $788 million, respectively, before net expenditures for discontinued operations, merger, facility consolidation and impairment charges of $97 million in 1996, $108 million in 1997 and $385 million in 1998. The expenditures in 1998 include the settlement of significant litigation related to the Company's discontinued psychiatric business.

     In January 1997, in connection with the OrNda Merger, the Company entered into a new five-year, $2.8 billion unsecured revolving credit agreement (the "1997 Credit Agreement") with Morgan Guaranty Trust Company of New York, Bank of America NT&SA, The Bank of New York and the Bank of Nova Scotia and a syndicate of other lenders. Borrowings under the 1997 Credit Agreement are unsecured and will mature on January 31, 2002. The Company generally may repay or prepay loans made under the 1997 Credit Agreement and may reborrow at any time prior to the maturity date.

     Management believes that future cash provided by operating activities, along with the availability of credit under the 1997 Credit Agreement, should be adequate to meet debt-service requirements and to finance planned capital expenditures and other known operating needs for the next three years.

     Proceeds from borrowings under the Company's bank credit agreements amounted to $2.1 billion in 1996, $3.1 billion in 1997 and $2.0 billion in 1998. Loan repayments under the credit agreements were $1.3 billion in 1996, $1.9 billion during 1997 and $1.3 billion in 1998. Net proceeds from the sales of facilities, investments and other assets were $551 million in 1996, compared to $50 million during 1997 and $170 million during 1998.

      In May 1998, the Company sold $350 million of 7-5/8% Senior Notes due 2008 and $1.005 billion of 8-1/8% Senior Subordinated Notes due 2008. The aggregate proceeds to the Company were $1.32 billion, after underwriting discounts and commissions. These proceeds were used to redeem $286 million of the Company's 9-5/8% Senior Notes due 2002 and $897 million of its 10-1/8% Senior Subordinated Notes due 2005.

     In connection with the OrNda Merger and related refinancing, in January 1997, the Company sold $400 million of 7-7/8% Senior Notes due January 15, 2003, $900 million of 8% Senior Notes due January 15, 2005 and $700 million of 8-5/8% Senior Subordinated Notes due January 15, 2007. The proceeds to the Company were $1.95 billion, after underwriting discounts and commissions.

     Cash payments for property and equipment were $472 million in fiscal 1996, $406 million in fiscal 1997 and $534 million in fiscal 1998. The Company expects to spend approximately $400-$500 million annually on capital expenditures, before any significant acquisitions of facilities and other healthcare operations and before an estimated $293 million commitment to complete construction of two new hospitals over the next three years. Such capital expenditures relate primarily to the development of healthcare service networks in selected geographic areas, design and construction of new buildings, expansion and renovation of existing facilities, equipment additions and replacements, introduction of new medical technologies and various other capital improvements.

     During fiscal 1997 and 1998, the Company spent $787 million and $679 million, respectively, for purchases of new businesses, net of cash acquired. These include 17 general hospitals and a number of other healthcare-related businesses. These acquisitions were financed primarily by borrowings under the Company's credit agreements.

TENET
HEALTHCARE
CORPORATION
AND
SUBSIDIARIES



     The Company's strategy includes the development of integrated healthcare systems, including the acquisition of general hospitals and related ancillary healthcare businesses or joining with others to develop integrated healthcare delivery networks. All or portions of this growth may be financed through available credit under the 1997 Credit Agreement or, depending on capital market conditions, the sale of additional debt or equity securities or other bank borrowings. The Company's unused borrowing capacity under the 1997 Credit Agreement was $1.2 billion at May 31, 1998.

     The Company's 1997 Credit Agreement and the indentures governing its senior and senior subordinated notes have, among other requirements, affirmative, negative and financial covenants with which the Company must comply. These covenants include, among other requirements, limitations on other borrowings, liens, investments, the sale of all or substantially all assets and prepayment of subordinated debt, a prohibition against the Company declaring or paying a dividend or purchasing its common stock unless its senior long-term unsecured debt securities are rated BBB- or higher by Standard and Poors' Rating Services and Baa3 or higher by Moody's Investors Service, Inc., and covenants regarding maintenance of specified levels of net worth, debt ratios and fixed charge coverages. Current debt ratings on the Company's senior debt securities are BB+ by Standard and Poors and Ba1 by Moody's. The Company is in compliance with its loan covenants.


MARKET RISK ASSOCIATED WITH FINANCIAL INSTRUMENTS

The table below presents information about certain of the Company's market-sensitive financial instruments, including long-term debt and interest rate swaps as of May 31, 1998. The fair values of long-term debt and interest rate swaps were determined based on quoted market prices for the same or similar debt issues.

     The Company utilizes, to a limited extent, interest rate swaps and foreign currency forward exchange contracts to manage certain of its interest rate and currency exchange rate risk exposures. Those foreign currency forward exchange contracts are not included in the tables below because the Company's exposure under those instruments is immaterial in the aggregate. The interest rate swaps and foreign currency contracts are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. The Company does not hold or issue derivative instruments for trading purposes and is not a party to any instruments with leverage or prepayment features. In entering into these contracts, the Company has assumed the risk, which it considers slight, that might arise from the possible failure of the counter parties to perform. Because the other parties are creditworthy financial institutions, generally commercial banks, the Company does not expect any losses as a result of counter party defaults.


                                                     MATURITY DATE, FISCAL YEAR ENDING MAY 31,
                                             ---------------------------------------------------------
(DOLLARS IN MILLIONS, EXCEPT RATES)           1999      2000      2001      2002      2003  THEREAFTER      TOTAL  FAIR VALUE
                                             --------------------------------------------------------------------------------
Long-term debt:
Fixed rate long-term debt                     $10       $33       $ 6    $    6    $  464      $3,840     $4,359      $4,415
     Average interest rates                  12.5%     12.7%     12.9%     12.9%      8.6%        8.3%       8.4%
Variable rate long-term debt                   --        --        --    $1,587        --          --     $1,587      $1,587
     Average interest rates                    --        --        --       6.2%       --          --        6.2%         --
Interest rate swaps:
     Notional amounts                          --       $18       $50        --        --          --     $   68      $   (4)
     Average fixed rate paid                   --       8.8%      8.6%       --        --          --        8.6%         --
     Average variable rate received            --       5.6%      5.6%       --        --          --        5.6%         --


MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)                           TENET
                                                                      HEALTHCARE
                                                                     CORPORATION
                                                                             AND
                                                                    SUBSIDIARIES



At May 31, 1998, the Company had the following long-term investments that are sensitive to changes in market price. They are carried at market value on the Company's consolidated balance sheet:


DESCRIPTION OF INVESTMENT (DOLLARS IN MILLIONS)  NUMBER OF SHARES  MARKET VALUE
-------------------------------------------------------------------------------
Ventas, Inc. common stock                               8,301,067          $134
Total Renal Care Holdings, Inc. common stock            2,865,000            88
Investment portfolio of debt securities                      n.a.            77
                                                -------------------------------
Total                                                                      $299
                                                -------------------------------
                                                -------------------------------


     At May 31, 1998, the investment portfolio in the table above consisted of investments in U.S. Treasury Bills, the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association, with an average maturity of 180 days. The Company's market risk associated with its short-term investments in debt securities is substantially mitigated by the frequent turnover of the portfolio.

     Included in the Company's fixed rate long-term debt are 6% Exchangeable Subordinated Notes due 2005 with an aggregate principal balance of $320 million. These notes are exchangeable at the option of the holder for 25.9403 shares of Ventas, Inc. common stock plus $239.36 in cash per $1,000 principal amount of the notes, subject to the Company's right to pay an amount in cash equal to the market price of the Ventas shares in lieu of delivery of such shares. To the extent that the fair market value of the Company's investment in Ventas common stock and the related portfolio of debt securities exceeds the carrying value of the notes, the Company must adjust the carrying value of the notes to such fair market value through a charge or credit to earnings. Corresponding adjustments to the carrying values of the investments are credited or charged directly to other comprehensive income.


BUSINESS OUTLOOK

The general hospital industry in the United States and the Company's general hospitals continue to have significant unused capacity, and thus there is substantial competition for patients. Inpatient utilization continues to be negatively affected by payor-required pre-admission authorization and by payor pressure to maximize outpatient and alternative healthcare delivery services for less acutely ill patients. Increased competition, admission constraints and payor pressure are expected to continue.

     The ongoing challenge facing the Company and the healthcare industry as a whole is to continue to provide quality patient care in an environment of rising costs, strong competition for patients and a general reduction of reimbursement rates by both private and government payors. Because of national, state and private industry efforts to reform healthcare delivery and payment systems, the healthcare industry as a whole faces increased uncertainty. The Company is unable to predict whether any new healthcare legislation at the federal and/or state level will be passed in the future and what action it may take in response to such legislation, but it continues to monitor all proposed legislation and analyze its potential impact in order to formulate the Company's future business strategies.

TENET
HEALTHCARE
CORPORATION
AND
SUBSIDIARIES



THE YEAR 2000 ISSUE

Many existing computer systems and programs process transactions using a two-digit rather than a four-digit code for the year of a transaction. Unless they have been or are modified, a significant number of those computer systems and programs may process a transaction with a date of 2000 as the year "00", which could cause the system or program to fail or create erroneous results before, on or after January 1, 2000.

     The Company has initiated a six-phase program in order to assess the effect of this problem (the "Year 2000 Issue") on the Company's computer systems and programs, including the embedded systems that control certain medical and other equipment, and address the Year 2000 Issues that are discovered. In addition, as part of the program the Company is contacting its principal suppliers, other vendors and payors to assess whether their Year 2000 Issues, if any, will affect the Company.

     The Company's financial and general ledger systems already are substantially Year 2000 compliant. Furthermore, changes to the Company's payroll and patient accounting systems are underway, testing of those changes is expected to be substantially completed by the end of fiscal 1999 and implementation of those changes is expected to be completed during the fall of calendar 1999. The cost to bring these systems into Year 2000 compliance has not been and is not expected to be material.

     The first phase of the program, conducting an inventory of what systems and programs may be affected by the Year 2000 Issues, has been substantially completed. The second phase, assessment of how the Year 2000 Issues may affect each piece of equipment and system, has begun and is expected to be substantially completed by the second quarter of fiscal 1999. The third phase involves planning how to correct any Year 2000 Issues that are discovered and is expected to be substantially completed by the third quarter of fiscal 1999. The fourth phase will entail executing the plans developed during the third phase and correcting the Year 2000 Issues. During the fifth phase the Company will test the corrections made during the fourth phase to make sure that the Year 2000 Issues have been properly corrected. The sixth phase will involve implementing the corrections of the Year 2000 Issues across all of the Company's systems and programs. Different systems and programs will be subject to the fourth and fifth phases of the program concurrently through the end of fiscal 1999, by which time those phases are expected to be substantially completed. The sixth phase of the program is expected to run through the fall of calendar 1999, by which time the program is expected to be substantially completed.



     NEARLY 40% OF OUR HOSPITALS ARE
     IN THE 10 FASTEST GROWING U.S. COUNTIES
     ---------------------------------------------------------------------------


                                            Number of                                         Number of
     Rank  County                    Tenet Hospitals     Rank    County                 Tenet Hospitals
     1     Maricopa, Arizona                       4     6       Harris, Texas                        4
     2     Los Angeles, California                18     7       Riverside, California                2
     3     Clark, Nevada                           1     8       Broward, Florida                     3
     4     Orange, California                     10     9       Dallas, Texas                        3
     5     San Diego, California                   1     10      Collin, Texas                        0



     Source: U.S. Census, as reported in March 18, 1998 LOS ANGELES TIMES

MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)                           TENET
                                                                      HEALTHCARE
                                                                     CORPORATION
                                                                             AND
                                                                    SUBSIDIARIES



     In addition to the six-phase remediation program, the Company is preparing general contingency plans to address unforeseen Year 2000 Issues. These contingency plans include preparing the Company's hospitals for any increased service demands that may occur as a result of problems at non-Year 2000 compliant hospitals owned by others.

     Since the Company has not yet completed its assessment of the scope of the Year 2000 Issues facing most of its systems and programs, it is unable at this time to estimate the costs to correct any Year 2000 Issues that may be discovered. Although the costs incurred by the Company to date have not been material, the Company is unable to estimate at this time whether or not future costs will be material.

     Furthermore, as noted above, the Company is contacting its principal suppliers, other vendors and payors, including Federal and State governments, Medicare fiscal intermediaries, insurance companies and managed care companies, concerning the state of their Year 2000 compliance. The Company is not aware at this time whether those other systems are or will be Year 2000 compliant and is unable to estimate at this time the impact on the Company if one or more of those systems is not Year 2000 compliant. For the foregoing reasons, the Company is not able to determine at this time whether the Year 2000 Issue will materially affect its future financial results or financial condition.


FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report, including, without limitation, statements containing the words "believes", "anticipates", "expects", "will", "may", "might", and words of similar import, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and involve known and unknown risks, uncertainties and other factors, many of which the Company is unable to predict or control, that may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both national and in the regions in which the Company operates; industry capacity; demographic changes; existing laws and government regulations and changes in, or the failure to comply with laws and governmental regulations; legislative proposals for healthcare reform; the ability to enter into managed care provider arrangements on acceptable terms; a shift from fee-for-service payment to capitated and other risk-based payment systems; changes in Medicare and Medicaid reimbursement levels; liability and other claims asserted against the Company; competition; the loss of any significant customers; technological and pharmaceutical improvements that increase the cost of providing, or reduce the demand for, healthcare; changes in business strategy or development plans; the ability to attract and retain qualified personnel, including physicians; the significant indebtedness of the Company; the availability and terms of capital to fund the expansion of the Company's business, including the acquisition of additional facilities; and the impact of the Year 2000 Issues. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. Tenet disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

TENET                                             REPORT OF INDEPENDENT AUDITORS
HEALTHCARE
CORPORATION
AND
SUBSIDIARIES



The Board of Directors

Tenet Healthcare Corporation:


We have audited the accompanying consolidated balance sheets of Tenet Healthcare Corporation and subsidiaries as of May 31, 1997 and 1998, and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended May 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tenet Healthcare Corporation and subsidiaries as of May 31, 1997 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended May 31, 1998, in conformity with generally accepted accounting principles.



/s/ KPMG Peat Marwick LLP

Los Angeles, California



July 24, 1998

CONSOLIDATED BALANCE SHEETS                                                TENET
                                                                      HEALTHCARE
                                                                     CORPORATION
                                                                             AND
                                                                    SUBSIDIARIES




                                                                                                                 MAY 31,
                                                                                                       ---------------------------
(DOLLARS IN MILLIONS)                                                                                     1997                1998
                                                                                                       ---------------------------
ASSETS

Current assets:
  Cash and cash equivalents                                                                            $    35             $    23
  Short-term investments in debt securities                                                                116                 132
  Accounts receivable, less allowance for doubtful accounts ($224 in 1997 and $191 in 1998)              1,346               1,742
  Inventories of supplies, at cost                                                                         193                 214
  Deferred income taxes                                                                                    294                 275
  Other current assets                                                                                     407                 504
                                                                                                       ---------------------------
       Total current assets                                                                              2,391               2,890
                                                                                                       ---------------------------
Investments and other assets                                                                               678                 515
Property and equipment, net                                                                              5,490               6,014
Costs in excess of net assets acquired, less accumulated amortization ($180 in 1997 and $272 in 1998)    3,072               3,332
Other intangible assets, at cost, less accumulated amortization ($46 in 1997 and $55 in 1998)               74                  82
                                                                                                       ---------------------------
                                                                                                       $11,705             $12,833
                                                                                                       ---------------------------
                                                                                                       ---------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Current portion of long-term debt                                                                    $    28             $    10
  Accounts payable                                                                                         540                 657
  Employee compensation and benefits                                                                       309                 355
  Accrued interest payable                                                                                 144                 106
  Reserves related to discontinued operations, merger, facility consolidation and impairment charges       423                 189
  Other current liabilities                                                                                425                 450
                                                                                                       ---------------------------
       Total current liabilities                                                                         1,869               1,767
                                                                                                       ---------------------------
Long-term debt, net of current portion                                                                   5,022               5,829
Other long-term liabilities and minority interests                                                       1,282               1,256
Deferred income taxes                                                                                      308                 423
Commitments and contingencies
Shareholders' equity:
  Common stock, $0.075 par value; 700,000,000 shares authorized;
    305,501,379 shares issued at May 31, 1997 and 313,044,417
    shares issued at May 31, 1998                                                                           23                  23
  Additional paid-in capital                                                                             2,311               2,475
  Accumulated other comprehensive income                                                                   110                  50
  Retained earnings                                                                                        819               1,080
  Less common stock in treasury, at cost, 2,676,091 shares
    at May 31, 1997 and 3,754,891 shares at May 31, 1998                                                   (39)                (70)
                                                                                                       ---------------------------
       Total shareholders' equity                                                                        3,224               3,558
                                                                                                       ---------------------------
                                                                                                       $11,705             $12,833
                                                                                                       ---------------------------
                                                                                                       ---------------------------



SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TENET                                      CONSOLIDATED STATEMENTS OF OPERATIONS
HEALTHCARE
CORPORATION
AND
SUBSIDIARIES





                                                                                          YEARS ENDED MAY 31,
                                                                                    ------------------------------
(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)                                       1996        1997        1998
                                                                                    ------------------------------
Net operating revenues                                                              $7,706      $8,691      $9,895
                                                                                    ------------------------------
Operating expenses:
  Salaries and benefits                                                              3,130       3,574       4,052
  Supplies                                                                           1,056       1,197       1,375
  Provision for doubtful accounts                                                      431         494         588
  Other operating expenses                                                           1,646       1,829       2,071
  Depreciation                                                                         319         335         347
  Amortization                                                                         100         108         113
  Merger, facility consolidation and impairment charges                                 86         740         221
                                                                                    ------------------------------
Operating income                                                                       938         414       1,128
                                                                                    ------------------------------
Interest expense, net of capitalized portion                                          (425)       (417)       (464)
Investment earnings                                                                     27          26          22
Equity in earnings of unconsolidated affiliates                                         25           1          --
Minority interests in income of consolidated subsidiaries                              (30)        (27)        (22)
Net gains (losses) on disposals of facilities and long-term investments                346         (18)        (17)
                                                                                    ------------------------------
Income (loss) from continuing operations before income taxes                           881         (21)        647
Taxes on income                                                                       (383)        (52)       (269)
                                                                                    ------------------------------
Income (loss) from continuing operations                                               498         (73)        378
Discontinued operations                                                                (25)       (134)         --
Extraordinary charges from early extinguishment of debt                                (23)        (47)       (117)
                                                                                    ------------------------------
Net income (loss)                                                                   $  450      $ (254)     $  261
                                                                                    ------------------------------
                                                                                    ------------------------------
Earnings (loss) per common and common equivalent share:
  Basic:
     Continuing operations                                                          $ 1.77      $(0.24)     $ 1.23
     Discontinued operations                                                         (0.09)      (0.44)         --
     Extraordinary charges                                                           (0.08)      (0.16)      (0.38)
                                                                                    ------------------------------
                                                                                    $ 1.60      $(0.84)     $ 0.85
                                                                                    ------------------------------
                                                                                    ------------------------------
  Diluted:
     Continuing operations                                                          $ 1.70      $(0.24)     $ 1.22
     Discontinued operations                                                         (0.08)      (0.44)         --
     Extraordinary charges                                                           (0.08)      (0.16)      (0.38)
                                                                                    ------------------------------
                                                                                    $ 1.54      $(0.84)     $ 0.84
                                                                                    ------------------------------
                                                                                    ------------------------------
Weighted shares and dilutive securities outstanding (in thousands):
  Basic                                                                            281,664     303,947     306,255
  Diluted                                                                          294,796     303,947     312,113



SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME                            TENET
                                                                      HEALTHCARE
                                                                     CORPORATION
                                                                             AND
                                                                    SUBSIDIARIES





                                                                                        YEARS ENDED MAY 31,
                                                                                      ------------------------
(DOLLARS IN MILLIONS)                                                                 1996      1997      1998
                                                                                      ------------------------
Net income (loss)                                                                     $450     $(254)     $261
Other comprehensive income (loss):
  Unrealized gains (losses) on securities held as available for sale:
    Unrealized net holding gains (losses) arising during period                         40       134       (56)
    Less: elimination of unrealized gains upon acquisition of
         controlling equity interest in unconsolidated affiliate                       (47)       --        --
    Less: reclassification adjustment for gains included in net income                  --        --       (40)
                                                                                      ------------------------
  Other comprehensive income (loss), before income taxes                                (7)      134       (96)
  Income tax benefit (expense) related to items of other comprehensive income          (17)      (52)       36
                                                                                      ------------------------
  Other comprehensive income (loss)                                                    (24)       82       (60)
                                                                                      ------------------------
Comprehensive income (loss)                                                           $426     $(172)     $201
                                                                                      ------------------------
                                                                                      ------------------------



SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TENET                                                 CONSOLIDATED STATEMENTS OF
HEALTHCARE                                       CHANGES IN SHAREHOLDERS' EQUITY
CORPORATION
AND
SUBSIDIARIES





                                       COMMON STOCK     CONVERTIBLE PREFERRED STOCK              ACCUMULATED
                                --------------------- ---------------------------  ADDITIONAL          OTHER
(DOLLARS IN MILLIONS,           OUTSTANDING  ISSUED                        ISSUED     PAID-IN  COMPREHENSIVE   RETAINED   TREASURY
SHARE AMOUNTS IN THOUSANDS)          SHARES  AMOUNT   SHARES               AMOUNT     CAPITAL         INCOME   EARNINGS      STOCK
                                ---------------------------------------------------------------------------------------------------
BALANCES, MAY 31, 1995              260,523    $ 21    1,330                 $ 20      $1,912           $ 52     $  646      $(272)

Net income                                                                                                          450
Other comprehensive loss                                                                                 (24)
Performance investment
  plan options exercised             13,499                                                39                                  196
Paid-in-kind dividends                                    33
Issuance of common stock             15,588       1                                       191
Conversion of convertible
  preferred stock                     1,831           (1,356)                 (20)         20
Redemption of preferred stock                             (7)
Stock options exercised               3,120                                                 9                                   36
                                ---------------------------------------------------------------------------------------------------
BALANCES, MAY 31, 1996              294,561      22       --                   --       2,171             28      1,096        (40)

Net loss                                                                                                           (254)
Other comprehensive income                                                                                82
Issuance of common stock              1,171                                                22                                    1
Stock options exercised               7,093       1                                       118
Pooling adjustment related
  to the OrNda Merger                                                                                               (23)
                                ---------------------------------------------------------------------------------------------------
BALANCES, MAY 31, 1997              302,825      23       --                   --       2,311            110        819        (39)

Net income                                                                                                          261
Other comprehensive loss                                                                                 (60)
Issuance of common stock                997                                                26
Stock options exercised               5,468                                               138                                  (31)
                                ---------------------------------------------------------------------------------------------------
BALANCES, MAY 31, 1998              309,290    $ 23       --                 $ --      $2,475           $ 50     $1,080      $ (70)
                                ---------------------------------------------------------------------------------------------------
                                ---------------------------------------------------------------------------------------------------



SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS                                      TENET
                                                                      HEALTHCARE
                                                                     CORPORATION
                                                                             AND
                                                                    SUBSIDIARIES




                                                                                    YEARS ENDED MAY 31,
                                                                           -------------------------------------
(DOLLARS IN MILLIONS)                                                         1996           1997           1998
                                                                           -------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)                                                          $   450        $  (254)       $   261
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
    Depreciation and amortization                                              419            443            460
    Provision for doubtful accounts                                            431            494            588
    Deferred income taxes                                                      247           (219)           131
    Net loss (gain) on disposals of facilities and long-term investments      (346)            18             17
    Additions to reserves for discontinued operations, merger,
      facility consolidation and impairment charges                            127            955            221
    Extraordinary charges from early extinguishment of debt                     23             47            117
    Other items                                                                 35             26             21
Increases (decreases) in cash from changes in operating assets and liabilities, net of effects from purchases of new businesses:
    Accounts receivable                                                       (709)          (791)          (988)
    Inventories and other current assets                                       (91)            (7)          (100)
    Accounts payable, accrued expenses and
      other current liabilities                                               (100)          (141)           143
    Other long-term liabilities and minority interests                         (40)           (59)           (83)
Net expenditures for discontinued operations, merger,
  facility consolidation and impairment charges                                (97)          (108)          (385)
                                                                           -------------------------------------
    Net cash provided by operating activities                                  349            404            403
                                                                           -------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:

Purchases of property and equipment                                           (472)          (406)          (534)
Purchases of new businesses, net of cash acquired                             (841)          (787)          (679)
Proceeds from sales of facilities, long-term investments and other assets      551             50            170
Other items                                                                    (38)            18            (40)
                                                                           -------------------------------------
    Net cash used in investing activities                                     (800)        (1,125)        (1,083)
                                                                           -------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from borrowings                                                     3,278          5,117          3,349
Loan payments                                                               (3,307)        (4,512)        (2,762)
Proceeds from exercises of performance investment plan options                 203             --             --
Proceeds from exercises of stock options                                        37             59             80
Proceeds from sales of common stock                                            192             12             17
Other items                                                                     (5)           (23)           (16)
                                                                           -------------------------------------
    Net cash provided by financing activities                                  398            653            668
                                                                           -------------------------------------
Net decrease in cash and cash equivalents                                      (53)           (68)           (12)

Cash and cash equivalents at beginning of year                                 160            107             35
Pooling adjustment related to the OrNda Merger                                  --             (4)            --
                                                                           -------------------------------------
Cash and cash equivalents at end of year                                   $   107        $    35        $    23
                                                                           -------------------------------------
                                                                           -------------------------------------



SUPPLEMENTAL DISCLOSURES:

The Company paid interest (net of amounts capitalized) of $386 million, $346 million and $489 million for the years ended May 31, 1996, 1997 and 1998, respectively. Income taxes paid, net of refunds received, during the same years amounted to $57 million, $147 million and $11 million, respectively. The fair value of common stock issued for acquisitions of hospitals and other assets was $11 million in 1997 and $9 million in 1998. During 1998, the Company received 1,078,800 shares of common stock having a fair market value of $31 million as payment for a note and the exercise of stock options.

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TENET                                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
HEALTHCARE
CORPORATION
AND
SUBSIDIARIES



-------
NOTE 1.   BASIS OF PRESENTATION

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

     On January 30, 1997, the Company acquired OrNda HealthCorp (together with its subsidiaries, "OrNda"), a provider of healthcare services operating general hospitals, surgery centers, outpatient and specialty clinics, a psychiatric hospital and a managed healthcare Medicaid plan, when a subsidiary of the Company was merged into OrNda (the "OrNda Merger"), leaving OrNda and all of its subsidiaries as direct and indirect wholly owned subsidiaries of the Company. The OrNda Merger was accounted for as a pooling-of-interests and, accordingly, the consolidated financial statements and all statistical data shown herein prior to the OrNda Merger were restated in fiscal 1997 to include the accounts and results of operations of OrNda for all periods presented.

     Prior to the OrNda Merger, OrNda's fiscal year ended August 31. In recording the pooling-of-interests combination, OrNda's consolidated financial statements for the year ended August 31, 1996 have been combined with Tenet's consolidated financial statements for the year ended May 31, 1996. OrNda's consolidated financial statements for the 12 months ended May 31, 1997 have been combined with Tenet's consolidated financial statements for the same period and an adjustment has been made to shareholders' equity as of May 31, 1997, to eliminate the effect of including OrNda's results of operations for the three months ended August 31, 1996 in both years ended May 31, 1997 and 1996. OrNda's unaudited results of operations for the three months ended August 31, 1996 included net operating revenues of $552 million and net income of $23 million.

-------
NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES

A. THE COMPANY

Tenet is an investor-owned healthcare services company that owns or operates, through its subsidiaries and affiliates (collectively, "subsidiaries"), general hospitals and related healthcare facilities serving urban and rural communities in 18 states and holds investments in other healthcare companies. At May 31, 1998, the Company's subsidiaries operated 122 domestic general hospitals, with a total of 27,867 licensed beds. The Company's subsidiaries also owned or operated various ancillary healthcare businesses, as well as a small number of rehabilitation hospitals, specialty hospitals, long-term-care facilities and psychiatric facilities located on the same campus as, or nearby, the Company's general hospitals. The Company's largest concentrations of general hospital beds are in California with 28.1%, Texas with 16.2% and Florida with 15.7%. The concentrations of hospital beds in these three states increases the risk that any adverse economic, regulatory or other developments that may occur in such states may adversely affect the Company's results of operations or financial condition.

     The Company is subject to changes in government legislation that could impact Medicare and Medicaid payment levels and is also subject to increased levels of managed care penetration and changes in payor patterns that may impact the level and timing of payments for services rendered.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)                     TENET
                                                                      HEALTHCARE
                                                                     CORPORATION
                                                                             AND
                                                                    SUBSIDIARIES



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


C. COMPREHENSIVE INCOME

The Company has adopted, for its fiscal year ended May 31, 1998, Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), issued in June 1997 by the Financial Accounting Standards Board. SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income includes net income and other comprehensive income. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those from investments by owners and distributions to owners. All prior-period financial statements have been restated to reflect the adoption of this accounting standard.


D. NET OPERATING REVENUES

Net operating revenues consist primarily of net patient service revenues, which are based on the hospitals' established billing rates less allowances and discounts, principally for patients covered by Medicare, Medicaid and other contractual programs. Payments under these programs are based on either predetermined rates or the costs of services. Settlements for retrospectively determined rates are estimated in the period the related services are rendered and are adjusted in future periods as final settlements are determined. Management believes that adequate provision has been made for adjustments that may result from final determination of amounts earned under these programs. Such adjustments have not been material during the years presented herein. These contractual allowances and discounts are deducted from accounts receivable in the accompanying consolidated balance sheets. Approximately 45% of consolidated net operating revenues were from participation of the Company's hospitals in Medicare and Medicaid programs in each of 1996 and 1997. It was approximately 42% in 1998.

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

TENET
HEALTHCARE
CORPORATION
AND
SUBSIDIARIES



F. INVESTMENTS IN DEBT AND EQUITY SECURITIES

Investments in debt and equity securities are classified as available-for-sale, held-to-maturity or as part of a trading portfolio. At May 31, 1997 and 1998, the Company had no significant investments in securities classified as either held-to-maturity or trading. Securities classified as available-for-sale are carried at fair value if unrestricted and their unrealized gains and losses, net of tax, are reported as other comprehensive income. Realized gains or losses are included in net income on the specific identification method.


G. LONG-LIVED ASSETS

Property and Equipment: The Company uses the straight-line method of depreciation for buildings, building improvements and equipment over their estimated useful lives as follows: buildings and improvements, 25 to 40 years; equipment, three to 15 years. Capital leases are recorded at the beginning of the lease term as assets and liabilities at the lower of the present value of the minimum lease payments or the fair value of the assets, and such assets, including improvements, are amortized over the shorter of the lease term or their useful life. The Company capitalizes interest costs related to construction projects. Capitalized interest was $12 million in each of 1996 and 1997, and $16 million in 1998.

     Intangible Assets: Costs in excess of the fair value of the net assets of purchased businesses (goodwill) generally are amortized over 20 to 40 years. The straight-line method is used to amortize most intangible assets. Deferred financing costs are amortized over the lives of the related loans using the interest method.

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


H. INDEXED DEBT INSTRUMENTS

Changes in liability resulting from increases or decreases in the index value of the Company's 6% Exchangeable Subordinated Notes are accounted for as adjustments of the carrying amount of the notes with corresponding charges (or credits) to earnings.


I. EARNINGS PER SHARE

The Company adopted, during the quarter ended February 28, 1998, Statement of Financial Accounting Standards No. 128, "Earnings per Share," issued by the Financial Accounting Standards Board. This statement establishes new, simplified standards for computing and presenting earnings per share. It replaces the traditional presentation of primary earnings per share and fully diluted earnings per share with presentations of basic earnings per share and diluted earnings per share, respectively. For the Company, the differences between earnings per share calculated under the former standard and the new standard are negligible. All prior periods have been restated for the new standard.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)                     TENET
                                                                      HEALTHCARE
                                                                     CORPORATION
                                                                             AND
                                                                    SUBSIDIARIES



     The following is a reconciliation of the numerators and the denominators of the Company's basic and diluted earnings (loss) per share computations for income or loss from continuing operations for each of the five years ended May
31. Income or loss, adjusted for preferred stock dividends of $2 million in 1994 and 1995, is expressed in millions and weighted average shares are expressed in thousands:



                                                 INCOME          WEIGHTED
                                                  (LOSS)   AVERAGE SHARES    PER SHARE
                                             (NUMERATOR)     (DENOMINATOR)      AMOUNT
                                             -----------------------------------------
1994
    Basic earnings per share                       $167           217,047       $ 0.77
    Effect of dilutive securities:
        Stock options and warrants                   --             1,878
        Convertible notes and debentures              8            13,966
                                             -----------------------------------------
    Diluted earnings per share                     $175           232,891       $ 0.75
                                             -----------------------------------------
                                             -----------------------------------------
1995
    Basic earnings per share                       $264           234,415       $ 1.12
    Effect of dilutive securities:
        Stock options and warrants                   --             6,422
        Convertible notes and debentures              9            13,119
                                             -----------------------------------------
    Diluted earnings per share                     $273           253,956       $ 1.07
                                             -----------------------------------------
                                             -----------------------------------------
1996
    Basic earnings per share                       $498           281,664       $ 1.77
    Effect of dilutive securities:
        Stock options and warrants                   --             6,242
        Convertible notes and debentures              4             6,890
                                             -----------------------------------------
    Diluted earnings per share                     $502           294,796       $ 1.70
                                             -----------------------------------------
                                             -----------------------------------------
1997
    Basic loss per share                           $(73)          303,947       $(0.24)
    Effect of dilutive stock options
       and warrants                                  --                --           --
                                             -----------------------------------------
    Diluted loss per share                         $(73)          303,947       $(0.24)
                                             -----------------------------------------
                                             -----------------------------------------
1998
    Basic earnings per share                       $378           306,255       $ 1.23
    Effect of dilutive stock options
       and warrants                                  --             5,858
                                             -----------------------------------------
    Diluted earnings per share                     $378           312,113       $1.22
                                             -----------------------------------------
                                             -----------------------------------------



     Outstanding options to purchase 3,393,436 shares of common stock were not included in the computation of earnings per share for fiscal 1996 because the options' exercise prices were greater than the average market price of the common stock.

J. INCOME TAXES

The Company accounts for income taxes under the asset and liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

TENET
HEALTHCARE
CORPORATION
AND
SUBSIDIARIES



-------
NOTE 3.    ACQUISITIONS AND DISPOSALS OF FACILITIES

On January 30, 1997, the Company acquired OrNda by issuing 81,439,910 shares of its common stock in a tax-free exchange for all of OrNda's outstanding common stock in a transaction accounted for as a pooling-of-interests.

     Tenet's subsidiaries, including OrNda, acquired seven general hospitals in fiscal 1996, 11 general hospitals in fiscal 1997 and six general hospitals in fiscal 1998. During the past three years, the Company also acquired a number of physician practices, home health agencies and other healthcare operations. All of these transactions have been accounted for as purchases. The results of operations of the acquired businesses, which are not material in the aggregate with respect to any single fiscal year, have been included in the Company's consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows from the dates of acquisition. During the year ended May 31, 1998, the Company sold or closed 10 general hospitals, exchanged its ownership interest in one hospital for a minority interest in a joint venture, combined the operations of two other general hospitals, and sold certain ancillary healthcare operations. The results of operations of the sold or closed businesses were not significant.

-------
NOTE 4.    MERGER, FACILITY CONSOLIDATION AND IMPAIRMENT CHARGES

In the fourth quarter of the year ended May 31, 1998, the Company recorded charges of $221 million relating to (in millions):

- The Company's 1998 Plan to close or sell three general hospitals, two specialty hospitals and several home health agencies and to increase the estimate for losses from the 1997 Plan described
  below                                                                    $160
- Write-offs of goodwill and other assets and additional costs to
  terminate contracts related to the Company's physician practices           41
- Impairment of the carrying value of long-lived assets of one
  additional general hospital to their estimated fair values                 20
                                                                           ----
          Total                                                            $221
                                                                           ----
                                                                           ----


     In the third and fourth quarters of the year ended May 31, 1997, the Company recorded charges totaling $740 million. These charges consisted of: (1) $309 million in connection with the OrNda Merger, which included: investment banking and professional fees, other transaction costs, severance payments for substantially all of OrNda's corporate and regional employees, costs to terminate or convert employee benefit programs, closure of OrNda's corporate office and other regional offices, reorganization of operations, information systems consolidation, primarily related to the buy-out of vendor contracts and the write-down of computer equipment and capitalized software, estimated costs to settle a government investigation of an OrNda facility and other OrNda litigation, and other expenses, primarily related to conforming accounting practices of the two companies used for estimating the allowance for doubtful accounts and self-insurance reserves; (2) $18 million for charges relating to the Company's physician practices which included severance, write-off of computer equipment and software, physician contract terminations, and the costs to reorganize regional management service organizations; and (3) $413 million for asset impairment losses. Details of the asset impairment losses are set forth below (in millions):


- The Company's 1997 Plan to close seven general hospitals and to sell eight general hospitals and one other healthcare business, in order to eliminate the duplication of services and excess capacity following
  the OrNda Merger                                                         $219
- Impairment of the carrying values of long-lived assets of four general hospitals and nine medical office buildings acquired from
  OrNda to their estimated fair values                                      134
- Write-off of goodwill and other long-lived assets related to some of the Company's physician practices which are not deemed fully
  recoverable based on the trend of operating results                        60
                                                                           ----
          Total                                                            $413
                                                                           ----
                                                                           ----


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)                     TENET
                                                                      HEALTHCARE
                                                                     CORPORATION
                                                                             AND
                                                                    SUBSIDIARIES



     In the fourth quarter of the year ended May 31, 1996, the Company recorded an impairment charge of approximately $86 million. The assets deemed to be impaired consisted of three rehabilitation hospitals, four general hospitals and a parcel of undeveloped land.

     The Company expects to have substantially completed its consolidation plans by May 31, 1999. See Note 3 for a discussion of dispositions in 1998. The asset impairments resulted primarily from declining patient volumes and adverse changes in payor mix, and, in 1998, by the reduction in Medicare payments resulting from the Balanced Budget Act of 1997, at the general hospitals and excess capacity in the medical office buildings. In determining the amount of asset impairment losses, the related assets' fair values were determined by specific market appraisals, reference to definitive agreements or recent sales prices of comparable facilities, either on a per-bed or earnings multiple basis or by discounted expected future cash flows.

     During the year ended May 31, 1998, the Company made cash payments of $120 million against the reserves set up in 1997 and further reduced those reserves by $190 million for asset write-offs and other noncash transactions as facilities were closed, sold or converted to alternate use.

-------
NOTE 5.   OTHER CURRENT ASSETS

Other current assets consist of the following:



(DOLLARS IN MILLIONS)                                                       1997      1998
                                                                            --------------
Other receivables                                                           $314      $361

Prepaid expenses and other current items                                      35       110
Assets held for sale, at fair value, less estimated costs to sell             58        33
                                                                            --------------
                                                                            $407      $504
                                                                            --------------
                                                                            --------------



-------
NOTE 6.   PROPERTY AND EQUIPMENT

Property and equipment is stated at cost and consists of the following:



(DOLLARS IN MILLIONS)                                                       1997      1998
                                                                          ----------------
Land                                                                      $  443    $  524
Buildings and improvements                                                 4,176     4,541
Construction in progress                                                     345       410
Equipment                                                                  1,958     2,304
                                                                          ----------------
                                                                           6,922     7,779
Less accumulated depreciation and amortization                             1,432     1,765
                                                                          ----------------
Net property and equipment                                                $5,490    $6,014
                                                                          ----------------
                                                                          ----------------


TENET
HEALTHCARE
CORPORATION
AND
SUBSIDIARIES



-------
NOTE 7.   LONG-TERM DEBT AND LEASE OBLIGATIONS

A. LONG-TERM DEBT

Long-term debt consists of the following:



(DOLLARS IN MILLIONS)                                                                                           1997     1998
                                                                                                              ---------------
Loans payable to banks - unsecured                                                                            $  779   $1,587
8-5/8% Senior Notes due 2003, $500 million face value, net of $9 million unamortized discount                    489      491
7-7/8% Senior Notes due 2003, $400 million face value, net of $6 million unamortized discount                    392      394
8% Senior Notes due 2005, $900 million face value, net of $21 million unamortized discount                       877      879
7-5/8% Senior Notes due 2008, $350 million face value, net of $7 million unamortized discount                     --      343
9-5/8% Senior Notes due 2002, $300 million face value, net of $5 million unamortized discount
   at May 31, 1997, substantially redeemed in May 1998                                                           295       14
8-5/8% Senior Subordinated Notes due 2007, $700 million face value, net of $15 million unamortized discount      684      685
8-1/8% Senior Subordinated Notes due 2008, $1,005 million face value, net of $26 unamortized discount             --      979
10-1/8% Senior Subordinated Notes due 2005, $900 million face value at May 31, 1997 net of
   $20 million unamortized discount, substantially redeemed in May 1998                                          880        3
6% Exchangeable Subordinated Notes due 2005, $320 million face value, stated at indexed value
   at May 31, 1997 and face value at May 31, 1998, both net of $8 million unamortized discount                   330      312
Zero-coupon guaranteed bonds due 1997 and 2002                                                                   110       30
Notes and capital lease obligations, secured by property and equipment, payable in installments to 2028          188      121
Other notes, primarily unsecured                                                                                  26        1
                                                                                                              ---------------
Long-term debt                                                                                                 5,050    5,839
Less current portion                                                                                             (28)     (10)
                                                                                                              ---------------
   Long-term debt, excluding current portion                                                                  $5,022   $5,829
                                                                                                              ---------------
                                                                                                              ---------------



LOANS PAYABLE TO BANKS -- In January 1997, in connection with the OrNda Merger, the Company entered into a new revolving credit agreement (the "1997 Credit Agreement") with a syndicate of banks that allows the Company to borrow, repay and reborrow up to $2.8 billion prior to the agreement's January 31, 2002 maturity date. This agreement replaced the Company's $1.55 billion unsecured revolving credit agreement with a syndicate of banks. As a result of this refinancing, as well as the refinancing of OrNda's then-existing credit facility, its 12-1/4% Senior Subordinated Notes and its 11-3/8% Senior Subordinated Notes, the Company recorded an extraordinary charge from early extinguishment of debt in the amount of $47 million, net of taxes of $29 million.

     Loans under the 1997 Credit Agreement are unsecured and generally bear interest at a base rate equal to the prime rate or, if higher, the federal funds rate plus 0.50%, or, at the option of the Company, an adjusted London interbank offered rate ("LIBOR") for one-, two-, three-, or six-month periods plus an interest margin of from 22.50 to 68.75 basis points. The Company has agreed to pay the lenders an annual facility fee on the total loan commitment at rates ranging from 12.50 to 31.25 basis points. The interest margins and facility fee rates are based on the ratio of the Company's consolidated total debt to net earnings before interest, taxes, depreciation, amortization and certain other similar noncash charges. During the four months ended May 31, 1997, the weighted average interest rate on loans payable to banks was 6.1%. During the year ended May 31, 1998 it was 6.2%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)                     TENET
                                                                      HEALTHCARE
                                                                     CORPORATION
                                                                             AND
                                                                    SUBSIDIARIES



SENIOR NOTES AND SENIOR SUBORDINATED NOTES -- On May 21, 1998, the Company sold $350 million of 7-5/8% Senior Notes due 2008 and $1.005 billion of 8-1/8% Senior Subordinated Notes due 2008. The senior notes are redeemable at any time at the option of the Company. The senior subordinated notes are not redeemable by the Company prior to June 1, 2003. The net proceeds from the sales of these notes were used to redeem $286 million of the Company's 9-5/8% Senior Notes due 2002 and $897 million of 10-1/8% Senior Subordinated Notes due 2005. In connection with this redemption, the Company recorded an extraordinary charge from early extinguishment of debt in the amount of $117 million, net of tax benefits of $72 million.

     In connection with the OrNda Merger and related refinancing, the Company issued, on January 30, 1997, $400 million of 7-7/8% Senior Notes due January 15, 2003, $900 million of 8% Senior Notes due January 15, 2005 and $700 million of 8-5/8% Senior Subordinated Notes due January 15, 2007. The proceeds to the Company were $1.95 billion, after underwriting discounts and commissions. The senior notes are not redeemable by the Company prior to maturity. Subject to certain limitations in the 1997 Credit Agreement, the senior subordinated notes are redeemable at the option of the Company, in whole or from time to time in part, at any time on or after January 15, 2002.

     The senior notes are unsecured obligations of the Company ranking senior to all subordinated indebtedness of the Company, including the senior subordinated notes, and equally in right of payment with all other indebtedness of the Company, including borrowings under the 1997 Credit Agreement described above. The senior subordinated notes also are unsecured obligations of the Company and are subordinated in right of payment to all existing and future senior debt, including the senior notes and borrowings under the 1997 Credit Agreement.


6% EXCHANGEABLE SUBORDINATED NOTES -- The 6% Exchangeable Subordinated Notes due 2005 are exchangeable at the option of the holder for shares of common stock of Ventas, Inc., formerly known as Vencor, Inc. ("Ventas"), at an exchange rate of
25.9403 shares and $239.36 in cash (see Note 14) per $1,000 principal amount of the notes, subject to the Company's right to pay an amount in cash equal to the market price of the shares of Ventas common stock in lieu of delivery of such shares. Subject to certain limitations in the 1997 Credit Agreement, the notes are redeemable at the option of the Company at any time on or after January 15, 1999. The notes also are unsecured obligations of the Company subordinated in right of payment to all existing and future senior and senior subordinated debt and borrowings under the 1997 Credit Agreement.

     In May 1998, Ventas, in connection with a plan of reorganization, split into two public companies: a self-administered, self-managed realty company (Ventas), and an operating company now known as Vencor, Inc. ("Vencor"), which leases hospitals and nursing facilities from Ventas. In May 1998, the Company sold its Vencor common stock and invested the proceeds in a portfolio of investments in U.S. government and U.S. government-sponsored agency securities. These investments are treated as available for sale with changes in value recorded in other comprehensive income.

     To the extent that the fair market value of the Company's investment in the common stock of Ventas and, from May 1998, the related investment portfolio, exceeds the carrying value of the notes at the end of any accounting period, the Company adjusts the carrying value of the notes to the fair market value of the investments through a charge or credit to earnings. Corresponding adjustments to the carrying value of the investments are credited or charged directly to other comprehensive income as unrealized gains or losses. At May 31, 1997, the market price of Ventas' common stock was $40.75 per share, or $2.20 per share over the then-existing exchange price of the stock. The Company accordingly recognized a noncash charge to earnings in the amount of $18 million. This charge

TENET
HEALTHCARE
CORPORATION
AND
SUBSIDIARIES



was included with the net gain (or loss) on disposals of facilities and long-term investments in the accompanying consolidated statement of operations for the year ended May 31, 1997. At the end of the Company's second quarter in fiscal 1998, the Company reversed that charge because the market price of Ventas' common stock had dropped below the exchange price. The combined value of the Ventas common stock and the investment portfolio has remained below the exchange price through May 31, 1998.

LOAN COVENANTS -- The 1997 Credit Agreement and the indentures governing the Company's outstanding public debt have, among other requirements, limitations on borrowings by, and liens on the assets of, the Company or its subsidiaries, investments, the sale of all or substantially all assets and prepayment of subordinated debt, a prohibition against the Company declaring or paying dividends on or purchasing its stock unless its senior long-term unsecured debt securities are rated BBB- or higher by Standard and Poors' Rating Services and Baa3 or higher by Moody's Investors Service, Inc., and covenants regarding maintenance of specified levels of net worth, debt ratios and fixed-charge coverage ratios. Because of the dividend restrictions, all of the Company's retained earnings are restricted. The Company is in compliance with its loan covenants. There are no compensating balance requirements for any credit line or borrowing.


B. LONG-TERM DEBT MATURITIES AND LEASE OBLIGATIONS

Future long-term debt cash maturities and minimum operating lease payments are as follows:



(DOLLARS IN MILLIONS)          1999      2000      2001      2002      2003    LATER YEARS
                               -----------------------------------------------------------
Long-term debt                 $ 10      $ 33      $  6    $1,593      $464         $3,840
Long-term leases                171       127       118       102        89            549



     Rental expense under operating leases, including short-term leases, was $239 million in 1996, $253 million in 1997 and $283 million in 1998.

-------
NOTE 8.   INCOME TAXES

Taxes on income from continuing operations consist of the following amounts:



(DOLLARS IN MILLIONS)                                   1996           1997           1998
                                                        ----------------------------------
Currently payable:
    Federal                                             $217           $131            $66
    State                                                 44             27             28
    Foreign                                                5             --             --
                                                        ----------------------------------
                                                         266            158             94

Deferred:
    Federal                                               80           (132)           112
    State                                                 14             (6)            19
                                                        ----------------------------------
                                                          94           (138)           131
                                                        ----------------------------------
Other                                                     23             32             44
                                                        ----------------------------------
Total taxes on income from continuing operations        $383            $52           $269
                                                        ----------------------------------
                                                        ----------------------------------


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)                     TENET
                                                                      HEALTHCARE
                                                                     CORPORATION
                                                                             AND
                                                                    SUBSIDIARIES



     A reconciliation between the amount of reported income tax expense (benefit) and the amount computed by multiplying income (loss) before tax by the statutory Federal income tax rate is shown below:



(DOLLARS IN MILLIONS)                                        1996           1997           1998
                                                             ----------------------------------
Tax provision at statutory federal rate of 35%               $308           $ (7)          $227
State income taxes, net of federal income tax benefit          37             15             27
Goodwill amortization                                          27             26             26
Donation of TRC common stock                                   --             --            (25)
Gain on sale of foreign operations                             30             --             --
Nondeductible OrNda Merger costs                               --             14             --
Nondeductible asset impairment charges                         --             29             12
Benefit of prior-year net operating losses                    (24)           (19)            --
Other                                                           5             (6)             2
                                                             ----------------------------------
Taxes on income from continuing operations                   $383            $52           $269
                                                             ----------------------------------
                                                             ----------------------------------



     Deferred tax assets and liabilities as of May 31, 1997 and 1998 relate to the following:

                                                                         1997                         1998
                                                                ---------------------------------------------------
(DOLLARS IN MILLIONS)                                           ASSETS    LIABILITIES         ASSETS    LIABILITIES
                                                                ---------------------------------------------------
Depreciation and fixed-asset basis differences                    $ --           $661           $ --           $830
Reserves related to discontinued operations,
   merger, facility consolidation and impairment charges           203             --             79             --
Receivables, doubtful accounts and adjustments                     112             --             50             --
Accruals for insurance risks                                       103             --            121             --
Intangible assets                                                    1             --             --             13
Other long-term liabilities                                         50             --            230             --
Benefit plans                                                       91             --             80             --
Other accrued liabilities                                           40             --            130             --
Investments and other assets                                        --             43             --             63
Federal and state net operating loss carryforwards                  58             --             87             --
Other items                                                         31             --             --             19
                                                                  -------------------------------------------------
                                                                  $689           $704           $777           $925
                                                                  -------------------------------------------------
                                                                  -------------------------------------------------



     Management believes that realization of the deferred tax assets is more likely than not to occur as temporary differences reverse against future taxable income.

TENET
HEALTHCARE
CORPORATION
AND
SUBSIDIARIES



     The following schedule summarizes approximate tax carryforwards that are available to offset future federal net taxable income:

(DOLLARS IN MILLIONS)                        AMOUNT         EXPIRATION PERIODS
Net operating loss carryforwards             $249                    1999-2013
General business credits                        1                    1998-2009
Alternative minimum tax                         9                         None

     Allowable federal deductions relating to net operating losses of OrNda and certain of its subsidiaries are subject to annual limitations. These limitations are not expected to significantly affect the ability of the Company to ultimately recognize the benefit of these net operating loss deductions in future years.

-------
NOTE 9.   CLAIMS AND LAWSUITS

A. PROFESSIONAL AND GENERAL LIABILITY INSURANCE
In its normal course of business, the Company is subject to claims and lawsuits relating to patient treatment. The Company believes that its liability for damages resulting from such claims and lawsuits is adequately covered by insurance or is adequately provided for in its consolidated financial statements.

     The Company insures substantially all of its professional and comprehensive general liability risks in excess of self-insured retentions through a majority-owned insurance subsidiary. These self-insured retentions currently are $1 million per occurrence and in prior years varied by hospital and by policy period from $500,000 to $3 million per occurrence. A significant portion of these risks is, in turn, reinsured with major independent insurance companies. Prior to fiscal 1995, the Company insured its professional and comprehensive general liability risks related to its psychiatric and rehabilitation hospitals through a wholly owned insurance subsidiary, which reinsured risks in excess of $500,000 per occurrence with major independent insurance companies. The Company has reached the policy limits provided by this insurance subsidiary related to the psychiatric hospitals in most of its coverage years. In addition, damages, if any, arising from fraud and conspiracy claims in psychiatric malpractice cases (described under Legal Proceedings below) may not be insured.

     In addition to the reserves recorded by the above insurance subsidiaries, the Company maintains an unfunded reserve based on actuarial estimates for the self-insured portion of its professional liability risks. Reserves for losses and related expenses are estimated using expected loss-reporting patterns and have been discounted to their present value. Adjustments to the reserves are included in results of operations.

                                                                           TENET
                                                                      HEALTHCARE
                                                                     CORPORATION
                                                                             AND
                                                                    SUBSIDIARIES



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


B. SIGNIFICANT LEGAL PROCEEDINGS

The Company has been involved in significant legal proceedings of an unusual nature related principally to its discontinued psychiatric business. In prior years, the Company recorded provisions to estimate the cost of the ultimate disposition of all of these proceedings and to estimate the legal fees that it expected to incur. The Company has settled the most significant of these matters. The remaining reserves are for unusual litigation costs that relate to matters that had not been settled as of May 31, 1998 and an estimate of the legal fees to be incurred subsequent to May 31, 1998. These reserves represent management's estimate of the remaining net costs of the ultimate disposition of these matters. There can be no assurance, however, that the ultimate liability will not exceed such estimates. Although, based upon information currently available to it, management believes that the amount of damages, if any, in excess of its reserves for unusual litigation costs that may be awarded in any of the following unresolved legal proceedings cannot reasonably be estimated, management does not believe it is likely that any such damages will have a material adverse effect on the Company's results of operations, liquidity or capital resources. All of the costs associated with these legal proceedings are classified in discontinued operations.

     The Company continues to defend a greater-than-normal level of civil litigation relating to certain of its subsidiaries' discontinued psychiatric operations. The majority of the lawsuits filed contain allegations of medical malpractice as well as allegations of fraud and conspiracy against the Company and certain of its subsidiaries and former employees. Also named as defendants are numerous doctors and other healthcare professionals. The Company believes that this litigation has arisen primarily from advertisements by certain lawyers seeking former psychiatric patients in order to file claims against the Company and certain of its subsidiaries. The advertisements focus, in many instances, on the settlement of past disputes involving the operations of the subsidiaries' discontinued psychiatric business. Many of the cases alleging fraud and conspiracy that have been filed to date against the Company and certain of its subsidiaries have been resolved.

     The number of advertisements has increased and the Company expects that additional lawsuits with similar allegations will be filed. The Company believes it has a number of defenses to each of these actions and will defend these and any additional lawsuits vigorously. Until the lawsuits are resolved, however, the Company will continue to incur substantial legal expenses.

     Two federal securities class actions filed in August 1993 were consolidated into one action. This consolidated action was on behalf of a purported class of shareholders who purchased or sold stock of the Company between January 14, 1993 and August 26, 1993, and alleged violations of the securities laws by the Company and certain of its executive officers. On March 2, 1998, the Company signed a definitive settlement agreement, pursuant to which the Company paid $11,650,000 to settle all claims.

-------
NOTE 10.   SHAREHOLDERS' EQUITY

A. PREFERRED STOCK PURCHASE RIGHTS AND PREFERRED STOCK

In 1988, Tenet distributed Preferred Stock Purchase Rights to holders of Tenet's common stock and authorized the issuance of additional rights for common stock issued after that date. The rights expire in December 1998 unless previously exercised or redeemed and do not entitle the holders thereof to vote as shareholders or receive dividends. The rights may be replaced by new rights.

     The Company may redeem the rights at $0.025 per right at any time up to the 10th business day after a public announcement that a person has acquired 20% or more of the Company's common stock in a transaction or transactions not approved by the

TENET
HEALTHCARE
CORPORATION
AND
SUBSIDIARIES



Board of Directors. The rights are not exercisable until after the date on which the Company's right to redeem the rights has expired. When exercisable, each right entitles the holder thereof to purchase from the Company one two-thousandth of a share of Series A Junior Participating Preferred Stock ("Series A Preferred Stock") at a price of $40.61, subject to adjustment.

     Subject to the foregoing, in the event the Company is acquired in a merger or other business combination transaction in which shares of the Company's common stock are exchanged for shares of another company or more than 50% of the Company's assets are sold, each holder of a right generally will be entitled upon exercise to purchase, for the then-current exercise price of the right, common stock of the surviving company having a market value equal to two times the exercise price of the rights. In the event of certain other mergers or business combinations, certain self-dealing transactions or the acquisition by a person of stock having 30% or more of the Company's general voting power (in each case without the approval of the Board of Directors), each holder of a right generally will be entitled to purchase upon exercise, for the then-current exercise price of the right, the number of shares of Series A Preferred Stock having a market value equal to two times the exercise price of the rights.

     The Series A Preferred Stock for which the Preferred Stock Purchase Rights may be exchanged is nonredeemable and has a par value of $0.15 per share. On January 27, 1997, in connection with the OrNda Merger, the Board of Directors approved an increase in the number of preferred shares authorized from 225,000 to 350,000. None of the 350,000 authorized shares are issued or outstanding.


B. WARRANTS

At May 31, 1998, there were warrants outstanding to purchase 124,064 shares of common stock at an exercise price of $13.25 per share. These warrants may be exercised through April 30, 2000.

-------

NOTE 11.  STOCK BENEFIT PLANS

The Company has stock-based compensation plans, which are described below. The Company has elected to continue to apply Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for stock options under the plans because the exercise prices for all options granted during 1996, 1997 and 1998 were the quoted market prices on the option grant dates.

     At May 31, 1998, there were 18,571,845 shares of common stock available for future grants of stock options and performance-based incentive awards to the Company's key employees, advisors and consultants. The exercise price of each option generally equals the market price of the Company's stock on the date of grant and options are normally exercisable at the rate of one-third per year beginning one year from the date of grant. Stock options generally expire 10 years from the date of grant. No performance-based incentive stock awards have been made since fiscal 1994.

     The Company has a Directors Stock Option Plan that makes available for issuance to nonemployee directors options to purchase shares of common stock. At May 31, 1998 there were 267,500 shares available for future grant. Under this plan each nonemployee director receives a stock option for 7,500 common shares upon initially being elected to the Board of Directors and on the fourth Thursday of each January thereafter. Awards have an exercise price equal to the fair market value of the Company's shares on the date of grant, vest one year after the date of grant and expire 10 years after the date of grant. In October 1997, the shareholders approved an amendment to the Directors Stock Option Plan increasing the initial annual grant of options under the plan from 5,000 to 7,500 options.

                                                                           TENET
                                                                      HEALTHCARE
                                                                     CORPORATION
                                                                             AND
                                                                    SUBSIDIARIES



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

     All awards granted under the foregoing plans will vest under circumstances defined in the plans or under certain employment arrangements, including a change in control of the Company without the approval of the Board of Directors.


     The following table summarizes certain information about the Company's stock options outstanding at May 31, 1998:




                                        OPTIONS OUTSTANDING                                    OPTIONS EXERCISABLE
                         --------------------------------------------------------    -------------------------------
                                             WEIGHTED-AVERAGE
                            NUMBER OF           REMAINING        WEIGHTED-AVERAGE    NUMBER OF      WEIGHTED-AVERAGE
RANGE OF EXERCISE PRICES     OPTIONS         CONTRACTUAL LIFE      EXERCISE PRICE      OPTIONS       EXERCISE PRICE
---------------------------------------------------------------------------------    -------------------------------
$4.69 to $9.88            2,568,961           5.5 years                $9.38          2,568,961               $9.38
$10.55 to $15.88          5,296,954                 6.4               $13.42          5,283,250              $13.42
$16.25 to $20.88          3,132,357                 7.3               $20.33          2,048,246              $20.16
$21.00 to $26.38          6,758,041                 7.6               $23.78          2,268,950              $23.73
$31.00 to $35.13          5,528,259                 9.5               $33.07                 --                  --
                          ------------------------------------------------------     -------------------------------
                         23,284,572                 7.5               $21.58         12,169,407              $15.63
                          ------------------------------------------------------     -------------------------------
                          ------------------------------------------------------     -------------------------------


A summary of the status of the Company's stock option plans as of May 31, 1996, 1997 and 1998, and changes during the years ending on those dates is presented below:

                                        1996                                     1997                               1998
                         ---------------------------------------------------------------------------  ------------------------------
                           NUMBER OF          WEIGHTED-AVERAGE    NUMBER OF        WEIGHTED-AVERAGE     NUMBER OF   WEIGHTED-AVERAGE
                            OPTIONS            EXERCISE PRICE      OPTIONS         EXERCISE PRICE        OPTIONS     EXERCISE PRICE
                         ---------------------------------------------------------------------------  ------------------------------
 Outstanding at
   beginning of year     25,742,932              $14.22           26,299,166             $14.20       24,850,790          $17.25
Granted                   5,782,921              $19.23            6,436,800             $24.07        5,608,259          $33.07
Exercised                (3,120,462)             $11.69           (7,093,224)            $13.85       (6,547,332)         $14.89
Forfeited                (2,106,225)             $20.05             (791,952)            $19.92         (627,145)         $22.27
                         ---------------------------------------------------------------------------  ------------------------------
Outstanding at end
   of year               26,299,166              $14.20           24,850,790             $17.25       23,284,572          $21.58
                         ---------------------------------------------------------------------------  ------------------------------
                         ---------------------------------------------------------------------------  ------------------------------
Options exercisable
   at end of year        13,403,495              $14.12           14,450,670             $14.08       12,169,407          $15.63
                         ---------------------------------------------------------------------------  ------------------------------
                         ---------------------------------------------------------------------------  ------------------------------
Weighted average fair
   value of options
   granted during
   the year                                      $10.12                                  $11.62                           $14.66
                         ---------------------------------------------------------------------------  ------------------------------
                         ---------------------------------------------------------------------------  ------------------------------



The fair values of the option grants in the table above, and for purposes of the pro forma disclosures below, have been estimated as of the date of each grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:


                                                       1996      1997      1998
                                                       ------------------------
Expected volatility                                      39%      40%       33%
Risk-free interest rates                                5.7%     6.5%      5.9%
Expected lives, in years                                6.2      5.8       6.1
Expected dividend yield                                   0%       0%        0%

TENET
HEALTHCARE
CORPORATION
AND
SUBSIDIARIES



     Had compensation cost for the Company's stock options been determined based on these fair values for awards granted during the past three years, the Company's net income (loss) and earnings (loss) per share would have been reduced (increased) to the pro forma amounts indicated below:

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)    1996        1997      1998
                                                  ---------------------------
Net income:
  As reported                                     $ 450     $ (254)     $ 261
  Pro forma                                       $ 447     $ (270)     $ 231
Basic earnings per share:
  As reported                                     $1.60     $(0.84)     $0.85
  Pro forma                                       $1.60     $(0.89)     $0.76
Diluted earnings per share:
  As reported                                     $1.54     $(0.84)     $0.84
  Pro forma                                       $1.53     $(0.89)     $0.75

  These pro forma disclosures are not likely to be representative of the pro forma results for future years, because the options vest over three years and additional awards are generally made each year.

-------

NOTE 12.   EMPLOYEE STOCK PURCHASE PLAN

The Company has an Employee Stock Purchase Plan under which it is authorized to issue up to 5 million shares of common stock to eligible employees of the Company or its designated subsidiaries. Under the terms of the plan, eligible employees can elect to have between 1% and 10% of their base earnings withheld each calendar quarter to purchase, on the last day of the quarter, shares of the Company's common stock at a purchase price equal to 85% of the lower of the closing price on the first day of the quarter or its closing price on the last day of the quarter. Under the plan, the Company sold 727,954 shares to employees in the year ended May 31, 1997 at a weighted average price of $17.64 per share and 703,832 shares in the year ended May 31, 1998 at a weighted average price of $24.87 per share.

-------

NOTE 13.   EMPLOYEE RETIREMENT PLANS

Substantially all domestic employees who are employed by the Company or its subsidiaries, upon qualification, are eligible to participate in a defined contribution 401(k) plan. Employees who elect to participate generally make mandatory contributions from 1% to 16% of their eligible compensation, and the Company matches such contributions up to a maximum percentage. Company contributions to the plans were approximately $32 million for each of fiscal years 1996 and 1997, and $39 million for fiscal 1998.

-------

NOTE 14.   INVESTMENTS

The Company's principal long-term investments in unconsolidated affiliates include 8,301,067 shares of common stock of Ventas and 2,865,000 shares of TRC. Also included in the Company's long-term investments at May 31, 1998 is an investment portfolio of U.S. government securities aggregating $77 million, which resulted from the investment of the proceeds from the Company's sale of 8,301,067 shares of Vencor common stock that it received as a dividend from Ventas in May 1998. This sale resulted in a pretax loss to the Company of $30 million. The portfolio is being held in an escrow account for the benefit of the holders of the Company's 6% Exchangeable Notes (See Note 7). The Company classifies all these investments as "available for sale" whereby the carrying values of the shares and debt instruments are adjusted to market value at the end of each accounting period through a credit or charge, net of income taxes, to other comprehensive income. At May 31, 1997 and 1998, the aggregate market value of these investments was approximately $446 million and $299 million, respectively.

                                                                           TENET
                                                                      HEALTHCARE
                                                                     CORPORATION
                                                                             AND
                                                                    SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

     In March 1998, the Company contributed 2,135,000 shares of its TRC common stock, with a fair market value of $75 million and an original cost basis of $4 million, to the newly created Tenet Healthcare Foundation, a charitable foundation through which Tenet intends to conduct substantially all of the Company's philanthropic grant making. The effect of the contribution to the foundation, less the gain on the disposition of the TRC shares, has been reflected in net gains (losses) on disposals of facilities and long-term investments in the 1998 Consolidated Statement of Operations.

-------

NOTE 15.   DISCONTINUED OPERATIONS -- PSYCHIATRIC HOSPITAL BUSINESS

In fiscal 1996, the Company recorded $16 million (less income tax benefits of $6 million) for additional estimated legal costs and $25 million (less tax benefits of $10 million) to increase the reserves of the Company's wholly owned insurance subsidiary for professional liability claims, all of which related to the former psychiatric hospitals. In fiscal 1997, the Company recorded $215 million (less income tax benefits of $81 million) to reflect the recent settlements of patient and other litigation and to record the estimated future costs to settle the remaining litigation related to certain of its former psychiatric hospitals and to increase the reserves of its wholly owned insurance subsidiary by an additional $42 million.

-------

NOTE 16.   DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, accounts receivable, current portion of long-term debt, accounts payable and accrued interest payable approximate fair value because of the short maturity of these instruments. The carrying values of investments, both short-term and long-term (excluding investments accounted for by the equity method), long-term receivables and long-term debt are not materially different from the estimated fair values of these instruments.

--------

NOTE 17.    RECENTLY ISSUED ACCOUNTING STANDARDS

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which is effective for financial statements for fiscal years beginning after June 15, 1999, and which will apply to the Company beginning June 1, 2000. SFAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. The Company does not believe that the new standard will have any significant effect on its future results of operations.

     In March and in April, 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued two Statements of Position ("SOPs") that are effective for financial statements for fiscal years beginning after December 15, 1998, which will apply to the Company beginning with its fiscal year ended May 31, 2000. SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," provides guidance on the circumstances under which the costs of certain computer software should be capitalized and/or expensed. SOP 98-5, "Reporting on the Costs of Start-Up Activities," requires such costs to be expensed as incurred instead of capitalized and amortized. The Company does not expect the adoption of either of these SOPs to have any material effect on its future results of operations.

TENET
HEALTHCARE
CORPORATION
AND
SUBSIDIARIES



SUPPLEMENTARY FINANCIAL INFORMATION

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                   FISCAL 1997 QUARTERS                         FISCAL 1998 QUARTERS
                                          ----------------------------------------    ---------------------------------------
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)    FIRST     SECOND      THIRD     FOURTH      FIRST     SECOND      THIRD     FOURTH
                                          ----------------------------------------    ---------------------------------------
Net operating revenues                    $1,991     $2,112     $2,237     $2,351     $2,331     $2,429     $2,564     $2,571
Income (loss) from continuing operations  $   96     $  103     $  (66)    $ (206)    $  116     $  138     $  148     $  (24)
Net income (loss)                         $   96     $  103     $ (113)    $ (340)    $  116     $  138     $  148     $ (141)
                                          ----------------------------------------    ---------------------------------------
                                          ----------------------------------------    ---------------------------------------
Earnings (loss) per share from
  continuing operations:
     Basic                                $ 0.32     $ 0.35     $(0.21)    $(0.67)    $ 0.38     $ 0.45     $ 0.48     $(0.08)
     Diluted                              $ 0.32     $ 0.34     $(0.21)    $(0.67)    $ 0.38     $ 0.44     $ 0.47     $(0.08)
                                          ----------------------------------------    ---------------------------------------
                                          ----------------------------------------    ---------------------------------------


Quarterly operating results are not necessarily representative of operations for a full year. For example, fiscal 1997 includes expenses of $272 million recorded in the third quarter and $37 million recorded in the fourth quarter in connection with the OrNda Merger, and other charges of $18 million, impairment losses of $413 million and an $18 million loss for the additional liability related to the Company's indexed debt instruments, recorded in the fourth quarter, as well as a $47 million extraordinary charge from early extinguishment of debt in the third quarter and a $134 million charge to discontinued operations in the fourth quarter. Fiscal 1998 includes an $18 million gain recorded in the second quarter related to a change in the index value of the Company's 6% Exchangeable Notes, and a $35 million loss from disposal of long-term investments, impairment losses and other charges of $221 million, as well as a $117 million extraordinary charge from early extinguishment of debt in the fourth quarter.


COMMON STOCK INFORMATION (UNAUDITED)


                                                     FISCAL 1997 QUARTERS                       FISCAL 1998 QUARTERS
                                          ----------------------------------------    ---------------------------------------
                                           FIRST     SECOND      THIRD     FOURTH      FIRST     SECOND      THIRD     FOURTH
                                          ----------------------------------------    ---------------------------------------
Price range:
  High                                    22-5/8     23-1/4     28-7/8     29-5/8     31-1/2     33-1/4     37-1/2   40-15/16
  Low                                     18-1/2     20-3/8     21-3/8     23-1/4     25-1/2    26-7/16     30-3/8     34-3/4


At May 31, 1998, there were approximately 16,800 holders of record of the Company's common stock. The Company's common stock is listed and traded on the New York and Pacific stock exchanges. The stock prices above are the high and low sales prices as reported in the NYSE Composite Tape for the last two fiscal years. The Company's credit facility prohibits the declaration or payment of dividends unless its senior long-term unsecured debt securities are rated BBB-or higher by Standard and Poors Rating Services and Baa3 or higher by Moody's Investors Services, Inc.

                                                                           TENET
                                                                      HEALTHCARE
                                                                     CORPORATION
                                                                             AND
                                                                    SUBSIDIARIES



DIRECTORS AND MANAGEMENT


BOARD OF DIRECTORS

Jeffrey C. Barbakow(1,4)
CHAIRMAN AND CHIEF EXECUTIVE OFFICER,
TENET HEALTHCARE CORPORATION


Michael H. Focht Sr.(1,5)
PRESIDENT AND CHIEF OPERATING OFFICER,
TENET HEALTHCARE CORPORATION


Lawrence Biondi, S.J.(7)
PRESIDENT, ST. LOUIS UNIVERSITY


Bernice B. Bratter(1,3,4)
PRESIDENT, LOS ANGELES WOMEN'S
FOUNDATION


Sanford Cloud Jr.(8)
PRESIDENT, NATIONAL CONFERENCE FOR
COMMUNITY AND JUSTICE


Maurice J. DeWald(1,2,3)
CHAIRMAN, VERITY FINANCIAL GROUP, INC.


Edward Egbert, M.D.(4,5,6)
RETIRED PHYSICIAN


Raymond A. Hay(2,4,5)
CHAIRMAN, ABERDEEN ASSOCIATES


Lester B. Korn(1,3,6)
CHAIRMAN, KORN TUTTLE CAPITAL GROUP


Richard S. Schweiker(2,5)
RETIRED PRESIDENT, AMERICAN COUNCIL OF
LIFE INSURANCE

BOARD COMMITTEES


(1)Executive Committee

(2)Audit Committee

(3)Compensation and Stock Option
Committee

(4)Nominating Committee

(5)Ethics and Quality Assurance Committee

(6)Pension Committee

(7)Appointment to Nominating and  Audit
Committees Pending

(8)Appointment to Pension and Ethics
Committees Pending

PRINCIPAL MANAGEMENT

Jeffrey C. Barbakow
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Michael H. Focht Sr.
PRESIDENT AND CHIEF OPERATING OFFICER


Trevor Fetter
EXECUTIVE VICE PRESIDENT AND CHIEF
FINANCIAL OFFICER


Thomas B. Mackey
EXECUTIVE VICE PRESIDENT, WESTERN
DIVISION


David R. Mayeux
EXECUTIVE VICE PRESIDENT, ACQUISITION &
DEVELOPMENT


Barry P. Schochet
EXECUTIVE VICE PRESIDENT, OPERATIONS


W. Randolph Smith
EXECUTIVE VICE PRESIDENT, EASTERN
DIVISION


Norman S. Bobes, M.D.
SENIOR VICE PRESIDENT AND CHIEF MEDICAL
OFFICER


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


S. James Biltz
TEXAS REGION


William L. Bradley
CENTRAL STATES REGION


Dennis M. Brown
NORTHERN REGION


Michael W. Gallo
FINANCE, WESTERN DIVISION


Reynold J. Jennings
SOUTHEAST REGION


Ben F. King
FINANCE, EASTERN DIVISION


Neil M. Sorrentino
CHIEF EXECUTIVE OFFICER, SOUTHERN
CALIFORNIA REGION


Don S. Steigman
FLORIDA REGION

VICE PRESIDENTS


William A. Barrett
ASSISTANT GENERAL COUNSEL


Steven R. Blake
FINANCE, NORTHERN REGION


Sanford M. Bragman
RISK MANAGEMENT


Samuel I. Brandt, M.D.
MEDICAL INFORMATICS AND CLINICAL
PROCESSES


Mark H. Bryan
OPERATIONS, FLORIDA REGION


Thomas E. Casaday
OPERATIONS, TEXAS REGION

TENET
HEALTHCARE
CORPORATION
AND
SUBSIDIARIES


Alan N. Cranford
INFORMATION SYSTEMS


David S. Dearman
FINANCE, TEXAS REGION


Lee Domanico
OPERATIONS, LOS ANGELES COUNTY, SOUTHERN
CALIFORNIA REGION


Steven Dominguez
GOVERNMENT PROGRAMS


William R. Durham
FINANCE, SOUTHEAST REGION


Deborah J. Ettinger
BUSINESS DEVELOPMENT, WESTERN DIVISION


Stephen D. Farber
FINANCE


Richard W. Fiske
ACQUISITION & DEVELOPMENT


Richard S. Freeman
OPERATIONS, SOUTHEAST REGION


Neil B. Hadley
ETHICS & BUSINESS CONDUCT


Lynn S. Hart
GOVERNMENT RELATIONS


Jeffrey S. Heinemann
PHYSICIAN SERVICES


Robert S. Hendler, M.D.
MEDICAL EDUCATION AND TECHNOLOGY
ASSESSMENT


Lawrence G. Hixon
CORPORATE REPORTING


Michael S. Hongola
INFORMATION SYSTEMS


Joseph L. Jackson
HUMAN RESOURCES


Bruce L. Johnson
AUDIT SERVICES


Matthew A. Kurs
OPERATIONS, ST. LOUIS MARKET, CENTRAL
STATES REGION


David W. Layne
ASSOCIATE GENERAL COUNSEL


William W. Leyhe
INTEGRATED DELIVERY SYSTEMS, WESTERN
DIVISION


William Loorz
CONSTRUCTION AND DESIGN


Kenneth B. Love, Jr.
FINANCE, SOUTHERN CALIFORNIA REGION


John A. Lynn
COMPENSATION


Deborah A. Maicach
INFORMATION SYSTEMS


David S. McAdam
COMMUNICATIONS


Terence P. McMullen
TREASURER


Paul O'Neill
ACQUISITION & DEVELOPMENT


Suzanne T. Porter
BUSINESS DEVELOPMENT, EASTERN DIVISION


Timothy L. Pullen
CONTROLLER


Douglas E. Rabe
TAXATION


J. Scott Richardson
FINANCE, EASTERN DIVISION


David C. Ricker
MATERIEL RESOURCE MANAGEMENT


Jacqueline D. Rissotto
EMPLOYEE BENEFITS


Leonard H. Rosenfeld
QUALITY MANAGEMENT


C. David Ross
FINANCE, FLORIDA REGION


Paul J. Russell
INVESTOR RELATIONS


Richard B. Silver
ASSOCIATE GENERAL COUNSEL


Charles R. Slaton
OPERATIONS, CENTRAL STATES REGION


Gerald L. Stevens
STRATEGIC PROJECTS

Donald W. Thayer


ACQUISITION & DEVELOPMENT


Jacinta E. Titialii
ACQUISITION & DEVELOPMENT


Michael E. Tyson
FINANCE, CENTRAL STATES REGION


Davis L. Watts
BUSINESS OFFICE SERVICES


Kenneth K. Westbrook
OPERATIONS, ORANGE COUNTY, SOUTHERN
CALIFORNIA REGION


William R. Wilson
FINANCE, WESTERN DIVISION


Barry A. Wolfman
OPERATIONS, QUAD COUNTY, SOUTHERN
CALIFORNIA REGION

SUBSIDIARIES


Michael H. Ford
PRESIDENT, INTERNATIONAL


Jay A. Silverman
PRESIDENT, SYNDICATED OFFICE SYSTEMS

                                                                           TENET
                                                                      HEALTHCARE
                                                                     CORPORATION
                                                                             AND
                                                                    SUBSIDIARIES



CORPORATE INFORMATION


COMMON STOCK TRANSFER AGENT AND
REGISTRAR

The Bank of New York
(800) 524-4458
shareowner-svcs@bankofny.com

Holders of National Medical Enterprises,
Inc. (NME) stock certificates who would
like to exchange them for Tenet
certificates may do so by contacting the transfer agent. Former shareholders of
American Medical Holdings, Inc. (AMI) and
OrNda HealthCorp who have not yet redeemed their AMI or OrNda stock for cash and Tenet stock should also contact the transfer agent.

Please send certificates for transfer and
address changes to:
Receive and Deliver Department - 11W
P.O. Box 11002
Church Street Station
New York, NY  10286

Please address other inquiries for the
transfer agent to:
Shareholder Relations Department - 11E
P.O. Box 11258
Church Street Station
New York, NY  10286

For all other shareholder inquiries,
please contact Paul J. Russell, Vice
President, Investor Relations, at (805)
563-7188.


CORPORATE HEADQUARTERS


Tenet Healthcare Corporation
3820 State Street
Santa Barbara, CA  93105
(805) 563-7000
www.tenethealth.com

COMMON STOCK LISTING
The Company's common stock is listed under the symbol THC on the New York and Pacific stock exchanges.

Debt securities listed on the New York
Stock Exchange:

9-5/8% Senior Notes due 2002
7-7/8% Senior Notes due 2003
8-5/8% Senior Notes due 2003
6% Exchangeable Subordinated Notes due
2005
8% Senior Notes due 2005
10-1/8% Senior Subordinated Notes due 2005
8-5/8% Senior Subordinated Notes due 2007


TRUSTEE/REGISTRAR

The Bank of New York
101 Barclay Street
New York, NY 10286
(800) 524-4458


ANNUAL MEETING

The annual meeting of the shareholders of Tenet Healthcare Corp. will be held at 10 a.m. on Wednesday, Oct. 7, 1998, at the Regent Beverly Wilshire Hotel, 9500
Wilshire Boulevard, Beverly Hills,
California.


FORM 10-K

The company reports annually to the
Securities and Exchange Commission on Form
10-K. You may obtain a copy at no charge by writing to Tenet Investor Relations or by telephoning (805) 563-6969.

                                       [LOGO]



                 3820 State Street, Santa Barbara, California 93105
                                    805.563.7000
                                www.tenethealth.com