Form 10-K405, Exhibit 13
period 1999-05-31
TENET HEALTHCARE CORP
filed 1999-08-27
CIK 70318

                                                    Tenet Healthcare Corporation










                                      TENET
                                         1999 ANNUAL REPORT

TENET and its subsidiaries own and operate general hospitals and many related health care services. In communities across the U.S., our 126,000 dedicated employees treated millions of patients last year. Their work embodied the core business philosophy reflected in our name: the importance of shared values among partners providing a full spectrum of quality health care.





1    Letter to Shareholders

7    Financial Summary

8    Management's Discussion and Analysis

19   Report of Independent Auditors

20   Consolidated Balance Sheets

21   Consolidated Statements of Operations

22   Consolidated Statements of Comprehensive Income

22   Consolidated Statements of Changes in Shareholders' Equity

23   Consolidated Statements of Cash Flows

24   Notes to Consolidated Financial Statements

45   Supplementary Financial Information

46   Directors and Management

48   Corporate Information

                                    [LOGO]












               3820 State Street, Santa Barbara, California 93105
                                  805.563.7000
                               www.tenethealth.com

                                                          LETTER TO SHAREHOLDERS



     NO DOUBT ABOUT IT: 1999 was a tough year for U.S. hospitals.

     Funding cuts legislated by the Balanced Budget Act of 1997 (BBA) dramatically reduced Medicare reimbursement to hospitals and health systems across the country. When Congress passed the BBA, it did so with the intent of saving $103 billion over the course of five years. In fact, according to the latest Congressional Budget Office estimates, the actual savings will be approximately $206 billion - twice what was originally intended.

     In this harsh economic climate, however - and despite the overall decline in earnings Tenet experienced in fiscal 1999 - one fact remains clear: Our strategy of developing integrated health care delivery systems in specific regions is working. Tenet hospitals are gaining market share, growing revenues and holding the line on costs, with the notable exception of bad debt expense, which I will return to later.

     The effectiveness of our strategy is underscored by the substantial progress we have made in turning around operations in our newest integrated market - Philadelphia - where we acquired eight hospitals out of bankruptcy in November 1998. Only two months after taking over this troubled system
- reportedly the largest nonprofit health care system failure in U.S. history
- we had stopped the financial hemorrhaging and achieved positive operating income before depreciation and amortization.

PUTTING FISCAL 1999 INTO PERSPECTIVE

     If ever there was a year in which the statistics alone failed to tell the whole story, it was Tenet's fiscal 1999. That's why I think it's crucial to put our financial performance for the year in the proper perspective.

     Earnings per share from operations before special charges declined 5 percent in fiscal 1999 - to $1.65 per share versus $1.73 in the prior year. It should be noted, however, that this decline in fiscal 1999 comes after three years of strong, uninterrupted growth in earnings per share from operations before special charges, with average gains of more than 17 percent over the preceding 12 quarters.

     A major cause of this recent decline in Tenet's earnings was the impact of the BBA. Simply stated, our single biggest customer, the federal government, decided to pay us about $100 million less in fiscal 1999 - with no corresponding reduction in the level of services we provide. That cost us 20 cents per share.

     To help mitigate the adverse financial impact of the BBA, we've launched initiatives to dramatically cut costs not directly related to patient care. In fiscal 1999, we reduced our corporate overhead expense by cutting our staffing above the hospital level, eliminating nonessential programs and


                                 1 TENET HEALTHCARE CORPORATION AND SUBSIDIARIES finding more efficient ways to continue to deliver essential services. As part of that process, we reexamined how we support our hospitals and looked for ways to do so more cost-effectively.
          Though difficult, we expect these reductions will better position us in fiscal 2000 and beyond.

               At the hospital level, we sought to reduce our costs by taking full advantage of the inherent strengths of our integrated delivery systems. For example, by leveraging our size, we are able to negotiate reduced-rate volume contracts with vendors for supplies and services, as well as gain access to new managed care contracts
          - or achieve better terms in existing contracts. We have also begun outsourcing so-called hotel services - things like laundry, dietary, housekeeping and maintenance - to gain substantial cost savings. This presents a significant opportunity for us companywide and is one we intend to pursue in fiscal 2000.

               To appreciate the underlying strength of our integrated delivery system strategy, it's important to focus on the performance of hospitals we've owned for more than a year. For example, excluding the impact of bad debts, we managed to absorb all the BBA cuts and still hold same-facility operating margins before depreciation, amortization and special charges essentially flat for the year - down only one-tenth of one percent. Labor expense was excellent, declining to 40 percent of revenues, down from 40.8 percent in the prior year. Some of this decline is explained by outsourcing, but we believe it also shows that our employees are highly productive. We held supply expense at 13.9 percent. Other operating expense for the year increased somewhat - to 21.8 percent, compared to 20.9 percent in the prior year, largely as a result of outsourcing.

               While our expense control has been excellent in most areas, the greater-than-expected increase in our bad debt expense in fiscal 1999 was a source of great frustration. Same-facility bad debt expense as a percent of revenues rose to 6.8 percent for the year, compared to 5.9 percent in the prior year, costing us approximately 18 cents a share on a same-facility basis in fiscal 1999, plus an additional 5 cents per share to finance higher receivables. Among the many factors influencing this increase are a shift in our payor mix from Medicare to managed care, "slow-pay" initiatives by certain managed care companies and an increase in care provided to uninsured patients at certain hospitals.

               To help reduce our bad debt expense, we consolidated responsibility for patient financial services - all the steps from admission through the billing and collections process - in a new department specially created for that purpose. Actions taken so far by the department include focusing on admitting procedures at our hospitals to identify best practices; simplifying certain managed care contracts to reduce disputes over bills; developing special teams


TENET HEALTHCARE CORPORATION AND SUBSIDIARIES 2 to focus on hospitals with significant bad debt problems, and enhancing our information systems so that we can better monitor and respond to those problems. We saw some improvement in bad debt expense toward the end of fiscal 1999 as a result of these initiatives. On a same-facility basis, our bad debt expense dropped slightly from the second to third quarter, and again from the third to the fourth quarter.

STRENGTHENING OUR INTEGRATED DELIVERY SYSTEMS

     To better support our integrated delivery systems, we made some major changes to our operational structure in fiscal 1999, grouping our 130 hospitals into three operating divisions instead of two. This enabled our most-senior divisional managers to focus their attention on fewer hospitals. Instead of being responsible for 60 or 70 hospitals, they will oversee 30 to 40 facilities. Similarly, each of our 11 regions or markets will be responsible for between five and 12 hospitals, instead of as many as 18.

     Although integrated delivery systems have been central to our strategy for four years, there are some hospitals in our portfolio that either are not part of - or are not essential to - a network. For that reason, we have identified 20 hospitals as candidates for sale in fiscal 2000 and we are currently evaluating bids for many of them. The first definitive agreement was announced in July 1999 and we expect other announcements to follow in the coming months. Divesting hospitals that do not fit our strategic profile is part of our continuing effort to strengthen our overall portfolio.

     We also strengthened our existing integrated delivery systems through strategic acquisitions in fiscal 1999.

     Further augmenting our strong Southern California network, we acquired Queen of Angels-Hollywood Presbyterian Medical Center, a 409-bed hospital located in the densely populated area of Los Angeles, and Rancho Springs Medical Center, a 99-bed hospital in Murrieta, Calif. Additionally, we expanded our assets in New England with the acquisition of an 80 percent interest in MetroWest Medical Center, a two-hospital system in Framingham and Natick, Mass. The remaining 20 percent interest in the medical center is owned by a local not-for-profit organization.

     Philadelphia - the site of our largest acquisition in fiscal 1999
- dramatically illustrates our strategy for entering a new market. By acquiring the eight Allegheny Health, Education and Research Foundation (AHERF) hospitals out of bankruptcy in November 1998, we gained instant access to a new market for Tenet and immediately became an important force in the market.

     The AHERF hospitals were losing vast sums of money and near collapse when we acquired them. We quickly mobilized an extensive array of


                                 3 TENET HEALTHCARE CORPORATION AND SUBSIDIARIES in-house expertise to evaluate the system, diagnose its problems and develop solutions. On the day we completed the acquisition we had a management team in place, ready to quickly implement those solutions. The result was an immediate improvement in profitability.

               Today, our Philadelphia operations are performing better than we initially expected. Operating income before depreciation and amortization turned positive in January 1999, our second full month of operation. We are stabilizing and enhancing physician relations at these facilities and rebuilding the community's confidence in them. We've also made significant progress in cutting costs - by reducing the work force through attrition and layoffs, renegotiating contracts to lower supply costs, buying out expensive equipment leases and negotiating regional purchasing contracts for local services, leveraging the network's size to obtain volume discounts.

               Philadelphia has been a crucial test of what we believe is a unique competency of Tenet - our ability to diagnose and treat ailing large hospital systems. While fiscal 1999 was certainly a difficult year for Tenet, we believe the reimbursement and other pressures affecting us are even tougher on not-for-profit hospitals and systems, which typically have slimmer margins and less-effective cost controls. Going forward, we believe this will lead to the kind of acquisition opportunities we are looking for - carefully selected acquisitions that offer significant growth opportunities.

          A NEW MANAGEMENT TEAM

               Fiscal 1999 brought significant changes within the company's leadership. After 20 years with the company, Michael H. Focht Sr. retired as Tenet's President and Chief Operating Officer. While he is no longer involved in day-to-day operations, Mike remains a member of Tenet's Board of Directors and is available as a consultant. Mike and I joined the board of Tenet's predecessor company on the same day, and he was the one I turned to in 1993 to help fix what was then a very troubled company. Mike helped turn our company into an industry leader, growing core revenues from approximately $2 billion to nearly $11 billion in the space of five short years. The leadership, integrity and intelligence he displayed during his career with Tenet will be greatly missed.

               Instead of replacing Mike directly, we took this opportunity to reorganize our senior management structure, emphasizing a hands-on management approach that is consistent with our strategy of focusing more intently on improving our existing operations. We created a new Office of the President consisting of Trevor Fetter, Chief Corporate Officer and Chief Financial Officer, and Thomas B. Mackey, Chief Operating Officer. Trevor, whose previous title was Executive Vice President and Chief Financial Officer, now


TENET HEALTHCARE CORPORATION AND SUBSIDIARIES 4 is also responsible for all of the company's corporate functions, while Tom, who previously served as Executive Vice President for Operations in the western half of the country, is responsible for all hospital operations.

     We also appointed three highly regarded new members to our Board of Directors within the last 16 months - Sanford Cloud Jr., President and Chief Executive of The National Conference for Community and Justice (NCCJ); The Rev. Lawrence Biondi S.J., President of Saint Louis University, and Floyd D. Loop M.D., Chairman and Chief Executive Officer of The Cleveland Clinic Foundation.

     Mr. Cloud, the first African-American leader of the NCCJ (known for most of its 70-year history as The National Conference of Christians and Jews), is a board member for various corporations and philanthropic organizations, as well as a lecturer, lawyer, former legislator and corporate executive. His insight and counsel have been invaluable in helping us meet the diverse needs of the many communities we serve. Fr. Biondi, a Catholic, Jesuit priest, brings his expertise as the successful head of a major university with a renowned medical school, as well as his insight into medical ethics. Dr. Loop, a noted thoracic and cardiovascular surgeon, adds his background in health care administration with the prestigious Cleveland Clinic Foundation, known worldwide for the quality of its clinical care, research and education.

LOOKING AHEAD

     We continue to face a number of serious challenges in fiscal 2000, the most significant of which is an additional $100 million reduction in government reimbursement. This estimate, based on information currently available, includes incremental Medicare reimbursement cuts from the BBA, as well as proposed reductions in both Medicare "outlier" payments and disproportionate share Medicaid reimbursement to some of our California hospitals. These outlier payments are intended to reimburse hospitals for high-acuity patients whose length of stay and cost of treatment is well beyond the averages established in the diagnostic-related group (DRG) payment. The California disproportionate share program compensates hospitals that care for a higher-than-average mix of Medicaid and uninsured patients.

     As discussed earlier in this letter, we have developed and are implementing various strategies to absorb these cuts and grow in spite of them. Our actual results will depend importantly on the success of each of these initiatives.

     Further, Tenet has many inherent strengths, as well as strategic advantages, that give me cause for optimism in fiscal 2000 and beyond. Our portfolio of hospitals is strong - and will be even stronger when our divestiture program is complete. It includes facilities that are cornerstones in their communities,


                                 5 TENET HEALTHCARE CORPORATION AND SUBSIDIARIES institutions that are renowned for the quality care they provide their patients. Two of our hospitals - Saint Louis University
          Hospital and Memorial Medical Center in New Orleans - were recently included in U.S. News & World Report's list of America's Top Hospitals. Both facilities are key components of our integrated delivery systems in their markets.

               Our integrated market strategy continues to reward us with significant cost-saving opportunities, market share gains and better pricing for commercial customers.

               We continue to enjoy all the advantages of a large national provider network. Our hospitals represent 130 individual learning laboratories in which we can develop and test innovative ideas and approaches, then pass along the best of them to our other facilities and integrated systems.

               Above all, we are fortunate in the quality and professionalism of our 126,000 employees, the vast majority of whom work at our hospitals. Their dedication to providing quality, compassionate care to our patients remains one of this company's strongest assets.

               I thank you for supporting Tenet in fiscal 1999. We are working very hard to make fiscal 2000 a better year for our company, our employees and our shareholders.

               Sincerely,

               /s/ Jeffrey C. Barbakow

               Jeffrey C. Barbakow
               Chairman and Chief Executive Officer


TENET HEALTHCARE CORPORATION AND SUBSIDIARIES 6

                                                               FINANCIAL SUMMARY

SELECTED FINANCIAL DATA CONTINUING OPERATIONS

                                                                                              YEARS ENDED MAY 31,
(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)                               1995        1996        1997        1998        1999
OPERATING RESULTS

Net operating revenues                                                    $  5,161    $  7,706    $  8,691    $  9,895    $ 10,880

Operating expenses:

   Salaries and benefits                                                     2,170       3,139       3,595       4,052       4,412

   Supplies                                                                    668       1,056       1,197       1,375       1,525

   Provision for doubtful accounts                                             260         436         498         588         743

   Other operating expenses                                                  1,189       1,658       1,878       2,071       2,342

   Depreciation                                                                232         319         335         347         421

   Amortization                                                                 44         100         108         113         135

   Merger, impairment and other unusual charges                                 37          86         619         221         363
                                                                          --------------------------------------------------------
Operating income                                                               561         912         461       1,128         939

Interest expense, net of capitalized portion                                  (251)       (425)       (417)       (464)       (485)

Investment earnings                                                             32          27          27          22          27

Equity in earnings of unconsolidated subsidiaries                               43          25          --          --          --

Minority interests in income of consolidated subsidiaries                      (10)        (30)        (27)        (22)         (7)

Net gains (losses) on disposals of facilities and long-term investments         31         346         (18)        (17)         --

Income from continuing operations before income taxes                          406         855          26         647         474

Taxes on income                                                               (128)       (373)        (89)       (269)       (225)
                                                                          --------------------------------------------------------
Income (loss) from continuing operations                                  $    278    $    482    $    (63)   $    378    $    249
----------------------------------------------------------------------------------------------------------------------------------
Basic earnings (loss) per common share from continuing operations         $   1.17    $   1.71    $  (0.21)   $   1.23    $   0.80
----------------------------------------------------------------------------------------------------------------------------------
Diluted earnings (loss) per common share from continuing operations       $   1.12    $   1.65    $  (0.21)   $   1.22    $   0.79
----------------------------------------------------------------------------------------------------------------------------------

                                                                                                 AS OF MAY 31,
                                                                              1995        1996        1997        1998        1999
BALANCE SHEET DATA

Working capital                                                           $    273    $    499    $    621    $  1,182    $  1,940

Total assets                                                                 9,787      10,768      11,606      12,774      13,771

Long-term debt, excluding current portion                                    4,287       4,421       5,022       5,829       6,391

Shareholders' equity                                                         2,385       3,267       3,224       3,558       3,870

Book value per common share                                                   9.15       11.09       10.65       11.50       12.44


                                 7 TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

     The health care industry continues to undergo tremendous change, driven primarily by (1) cost-containment pressures by government payors, managed care providers and others, and (2) technological advances that require increased capital expenditures. To address these changes, Tenet has implemented various cost-control programs and overhead-reduction plans and continues to create strong integrated health care delivery systems.

     The Company reported income from continuing operations before income taxes of $26 million in 1997, $647 million in 1998 and $474 million in 1999. The most significant items affecting the results of continuing operations in the last three years have been: (1) acquisitions and disposals (see Note 3 of Notes to Consolidated Financial Statements herein), and (2) merger, impairment and other unusual charges (see Note 4 of Notes to Consolidated Financial Statements herein). Fiscal 1997 also includes a noncash charge relating to increases in the index value of certain of the Company's long-term debt. Fiscal 1998 includes losses on the disposition of shares of common stock in unconsolidated affiliates and a reversal of the noncash charge taken in fiscal 1997. The pretax impact of these items is shown below:

(DOLLARS IN MILLIONS)                                                       1997            1998            1999
Losses on sales of facilities and long-term investments, net               $ (18)          $ (17)         $   --

Merger, impairment and other unusual charges                                (619)           (221)           (363)
                                                                           -------------------------------------
Net pretax impact (after tax, diluted per share: $(1.44) in 1997,
$(0.51) in 1998 and $(0.86) in 1999)                                       $(637)          $(238)          $(363)
----------------------------------------------------------------------------------------------------------------

     Excluding the items in the table above, income from continuing operations before income taxes would have been $663 million in 1997, $885 million in 1998 and $837 million in 1999.

     In November 1998, subsidiaries of the Company purchased eight general hospitals and certain other assets, including several physician practices, in the Philadelphia, Pennsylvania area that were in bankruptcy proceedings. This acquisition was dilutive to its earnings per share in fiscal 1999 by approximately $0.05 per share. The operations of these hospitals have been improving steadily since the date of acquisition and the Company expects that they will continue this trend in fiscal 2000.


TENET HEALTHCARE CORPORATION AND SUBSIDIARIES 8

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                       FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

     The following is a summary of operating income for the past three fiscal years:

                                                    1997         1998         1999           1997       1998       1999
                                                         (DOLLARS IN MILLIONS)         (PERCENTAGE OF NET OPERATING REVENUES)
Net operating revenues:

   Domestic general hospitals                    $ 7,932      $ 8,997      $ 9,958           91.3%      90.9%      91.5%

   Other operations (1)                              759          898          922            8.7%       9.1%       8.5%
                                                 ----------------------------------------------------------------------
                                                 $ 8,691      $ 9,895      $10,880          100.0%     100.0%     100.0%
-----------------------------------------------------------------------------------------------------------------------
Operating expenses:

   Salaries and benefits                          (3,595)      (4,052)      (4,412)          41.4%      41.0%      40.6%

   Supplies                                       (1,197)      (1,375)      (1,525)          13.8%      13.9%      14.0%

   Provision for doubtful accounts                  (498)        (588)        (743)           5.7%       5.9%       6.8%

   Other operating expenses                       (1,878)      (2,071)      (2,342)          21.6%      20.9%      21.5%

   Depreciation                                     (335)        (347)        (421)           3.9%       3.5%       3.9%

   Amortization                                     (108)        (113)        (135)           1.2%       1.2%       1.2%
                                                 ----------------------------------------------------------------------
Operating income before merger,
   impairment and other unusual charges            1,080        1,349        1,302           12.4%      13.6%      12.0%

Merger, impairment and other unusual charges        (619)        (221)        (363)           7.1%       2.2%       3.4%
                                                 ----------------------------------------------------------------------
Operating income                                 $   461      $ 1,128      $   939            5.3%      11.4%       8.6%
-----------------------------------------------------------------------------------------------------------------------

(1) Net operating revenues of other operations consist primarily of revenues from (i) physician practices; (ii) rehabilitation hospitals, long-term-care facilities, psychiatric and specialty hospitals that are located on or near the same campuses as the Company's general hospitals; (iii) health care joint ventures operated by the Company; and (iv) subsidiaries of the Company offering managed care and indemnity products.


     The table below sets forth certain selected historical operating statistics for the Company's domestic general hospitals:

                                                                                                      INCREASE (DECREASE)
                                                  1997                  1998                  1999          1998 TO 1999
Number of hospitals (at end of period)             128                   122                   130                 8   (2)

Licensed beds (at end of period)                27,959                27,867                30,791                10.5%

Net inpatient revenues (in millions)       $     5,227           $     5,843           $     6,516                11.5%

Net outpatient revenues (in millions)      $     2,515           $     2,978           $     3,185                 7.0%

Admissions                                     786,887               872,433               940,247                 7.8%

Equivalent admissions (1)                    1,124,397             1,268,264             1,360,024                 7.2%

Average length of stay (days)                      5.2                   5.2                   5.2                  --

Patient days                                 4,099,709             4,547,312             4,881,439                 7.3%

Equivalent patient days (1)                  5,817,251             6,557,525             6,997,079                 6.7%

Net inpatient revenues per patient day     $     1,275           $     1,285           $     1,335                 3.9%

Net inpatient revenues per admission       $     6,643           $     6,697           $     6,930                 3.5%

Utilization of licensed beds                      42.5%                 44.0%                 45.4%                1.4%(2)

Outpatient visits                            9,997,266            10,402,957             9,654,975                (7.2)%

(1) Equivalent admissions/patient days represents actual admissions/patient days adjusted to include outpatient and emergency room services by multiplying actual admissions/patient days by the sum of gross inpatient revenues and outpatient revenues and dividing the result by gross inpatient revenues.

(2)  The change is the difference between the 1998 and 1999 amounts shown.


                                 9 TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

     The table below sets forth certain selected operating statistics for the Company's domestic general hospitals, on a same-facility basis:

                                                                              INCREASE
                                                   1998              1999    (DECREASE)
Average licensed beds                            25,948            25,777         (0.7)%

Patient days                                  4,393,956         4,418,992          0.6%

Net inpatient revenue per patient day       $     1,294       $     1,317          1.8%

Admissions                                      845,202           859,330          1.7%

Net inpatient revenue per admission         $     6,725       $     6,770          0.7%

Outpatient visits                            10,006,646         8,819,694        (11.9)%

Average length of stay (days)                       5.2               5.1         (0.1)

     The table below sets forth the sources of net patient revenue for the Company's domestic general hospitals:

                                                                                                 INCREASE
                                                                                                (DECREASE)
                                            1997             1998             1999         1998 TO 1999(1)
Medicare                                   40.2%            38.0%            34.2%              (3.8)%

Medicaid                                    8.6%             8.4%             9.1%               0.7%

Managed care                               29.5%            33.7%            37.6%               3.9%

Indemnity and other                        21.7%            19.9%            19.1%              (0.8)%

(1)  The change is the difference between the 1998 and 1999 amounts shown.


     Changes in Medicare payments mandated by the Balanced Budget Act of 1997 (the "BBA"), which became effective October 1, 1997, as well as certain proposed changes to various states' Medicaid programs, have reduced and will continue to reduce revenues and earnings significantly as these changes are phased in over the next two years. The most significant changes were phased in by October 1, 1998.

     The Company continues to experience increases in inpatient acuity and intensity of services as less intensive services shift from an inpatient to an outpatient basis or to alternative health care delivery services because of technological and pharmaceutical improvements and continued pressures by payors to reduce admissions and lengths of stay. In spite of the historical shifts from inpatient to outpatient services, the Company experienced a 4.7% decline in the number of same-facility outpatient visits during 1998 compared to 1997 and an 11.9% decline during 1999 compared to 1998. In response to the changes in Medicare payments to home health agencies mandated by the BBA, the Company has consolidated or closed several home health care agencies, which resulted in the decline in visits.

     Pressures to control health care costs and a shift from traditional Medicare to Medicare managed care plans after the BBA was enacted have resulted in an increase in the number of patients whose health care coverage is provided


TENET HEALTHCARE CORPORATION AND SUBSIDIARIES 10

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                       FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

under managed care plans. The Company anticipates that its managed care business will continue to increase in the future. The Company generally receives lower payments per patient from managed care payors than it does from traditional indemnity insurers. The Company has been assuming a greater share of risk by entering into capitated arrangements with managed care payors and employers. The Company estimates that approximately 5.5% of its revenues were derived from capitated arrangements in the year ended May 31, 1999 compared to 5.0% in 1998. However, the Company expects its capitated business to decline in the future since, in most of the large markets served by the Company, capitation arrangements generally have been disappointing to both physicians and hospitals.

     To address the effect of reduced payments for services, while continuing to provide quality care to patients, the Company has implemented strategies to reduce inefficiencies, create synergies, obtain additional business and control costs. Such strategies include hospital cost-control programs and overhead reduction plans and the formation of integrated health care delivery systems. In certain markets the Company has outsourced many services such as housekeeping, laundry, dietary and plant maintenance. In each case it has gained significant cost savings by doing so and is now rolling out this strategy to all its hospitals. Further consolidations or implementation of additional cost-control programs may be implemented in the future to offset the reduced payments under the BBA and the continuing shift from traditional Medicare to managed care.

     Net operating revenues from the Company's other operations were $759 million in 1997, $898 million in 1998 and $922 million in 1999. The increases are primarily the result of new physician practices acquired as part of hospital acquisitions. The Company has employed or entered into full-risk management agreements with physicians in most of its markets. A large percentage of these physician practices were acquired as part of large hospital acquisitions or through the formation of integrated health care delivery systems. However, the physician practice business has not been profitable.

     The Company is in the processs of reevaluating its physician strategy in every one of its markets and is developing plans to allow a significant number of its existing contracts to expire. Such plans could result in a decision to exit the physician practice business during fiscal 2000. The Company would expect to incur significant charges on the disposal of this business, including estimated operating losses during the phase-out period, if it decides to exit the business entirely. Such charges may require significant cash expenditures as contract settlements with physicians and physician groups are made. The benefits of such a strategy, which could be significant, would not be expected to occur until fiscal 2001 and beyond.

     Salaries and benefits expense as a percentage of net operating revenues was 41.4% in 1997, 41.0% in 1998 and 40.6% in 1999. The decreases have primarily resulted from continuing cost control measures and the outsourcing of certain hospital services.

     Supplies expense as a percentage of net operating revenues was 13.8% in 1997, 13.9% in 1998 and 14.0% in 1999. These increases relate primarily to greater patient acuity and higher supplies expenses at recently acquired facilities. The Company continues to focus on reducing supplies expense by incorporating acquired facilities into the Company's existing group-purchasing program and by developing and expanding various other programs designed to improve the purchasing and utilization of supplies.

     The provision for doubtful accounts as a percentage of net operating revenues was 5.7% in 1997, 5.9% in 1998 and 6.8% in 1999. Management believes the rise in bad debts is generally attributable to a number of factors, including (a) the continuing shift of business from traditional Medicare, which has no associated bad debts, to managed care, (b) a rise in the volume of care provided to uninsured patients in certain of the Company's hospitals and (c) delays in payment and denial of claims by managed care payors. Although management is unable to quantify


                                11 TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

the effect of each factor, management believes that, to the extent that the Company continues to experience a fundamental shift in its payor mix, this expense is likely to remain at higher levels than in past years. The Company is taking a series of actions to mitigate these recent increases in bad debt expense. In March 1999, the Company created a new, corporate-level department combining all patient billing and account collection activities in order to improve collection of receivables, accelerate payments from managed care payors, standardize and improve billing systems and develop best practices in the patient admissions and registration process. The Company is strengthening its medical eligibility programs, as well as its business office and related operations, including admitting, medical records and coding, and the recruitment, training and compensation of business office staff. In certain markets, the Company is also setting up dedicated managed care collection units to focus on problem accounts, problem payors and the highly complex reimbursement terms in managed care contracts.

     Other operating expenses as a percentage of net operating revenues were 21.6% in 1997, 20.9% in 1998 and 21.5% in 1999. The expenses in 1997 include unusual operating expenses of $17 million to conform accounting methodologies used to estimate professional liability and other self-insurance reserves in connection with the January 30, 1997 acquisition of OrNda HealthCorp (the "OrNda Merger") and $32 million for the estimated costs to settle a government investigation of an OrNda facility and other OrNda litigation. The increase in 1999 is primarily due to the outsourcing of certain hospital services mentioned earlier.

     Depreciation and amortization expense was $443 million in 1997, $460 million in 1998 and $556 million in 1999. The increases are primarily due to the effects of facility acquisitions and increased capital expenditures partially offset by the effect of disposals, write-downs for impairment of the carrying values of long-lived assets of certain general hospitals and medical office buildings and the write-off of goodwill and other long-lived assets related to the Company's physician practices. Goodwill amortization is approximately $105 million annually or $0.29 per share.

     Merger, impairment and other unusual charges of $619 million, $221 million and $363 million were recorded in fiscal 1997, 1998 and 1999, respectively.

     The charges recorded in fiscal 1999 consisted of (1) $277 million of impairment losses for the Company's plan to sell 20 general hospitals and close one general and one specialty hospital, (2) $48 million of restructuring charges related to the implementation of hospital cost-control programs and general overhead reduction plans, and (3) $38 million for the impairment of carrying values of property, equipment and goodwill at facilities and physician practices to be held and used.

     The charges recorded in fiscal 1998 consisted of asset impairment losses related primarily to (1) the planned closure or sale of three general hospitals, two specialty hospitals and 29 home health agencies, (2) the write-down of the carrying values of certain long-lived assets of one additional general hospital and 16 home health agencies to be held and used to their fair values and (3) the write-off of goodwill and other assets and additional costs to terminate contracts related to physician practices and an increase to the charges incurred in 1997 for the planned closures and sales.

     The fiscal 1997 charges include impairment losses of $413 million, related to the planned closure, sale or conversion to alternate uses of certain of the Company's facilities and services in order to eliminate duplication of services and excess capacity following the OrNda Merger and the write-off of goodwill and other assets related to the Company's physician practices. In fiscal 1997, the Company recorded other charges in connection with the OrNda Merger of $188 million, which included: investment banking and other professional fees, other transaction costs, severance payments for substantially all of OrNda's corporate and regional employees, closure of OrNda's corporate office and regional offices, reorganization of operations and information systems consolidation, primarily related to


TENET HEALTHCARE CORPORATION AND SUBSIDIARIES 12

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                       FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

the buy-out of vendor contracts and the write-down of computer equipment and capitalized software. The Company also recorded $18 million to restructure its physician practices in fiscal 1997.

     The Company begins its process of determining if its facilities are impaired (other than those related to the elimination of duplicate facilities or excess capacity) by reviewing all of the facilities' three-year historical and one-year projected cash flows. Facilities whose cash flows are negative or trending significantly downward on this basis are selected for further impairment analysis. Their future cash flows (undiscounted and without interest charges) are estimated over the expected useful life of the facility and consider patient volumes, changes in payor mix, revenue and expense growth rates and reductions in Medicare payments due to the BBA, which vary by facility. In 1997, 1998 and 1999, these factors caused significant declines in cash flows at certain facilities such that estimated future cash flows were inadequate to recover the carrying values of the long-lived assets. Marked deterioration of operating results relative to past trends for certain of the Company's physician practices also led to impairment and restructuring charges related to these businesses in all three years. Impairment charges have resulted in minor reductions in depreciation and amortization expense.

     In addition to striving to continuously improve its portfolio of general hospitals through acquisitions, the Company also divests, from time to time, hospitals that are not essential to its strategic objectives. In April 1999, the Company announced a plan to sell approximately 20 non-strategic hospitals. For the most part, these facilities are not part of an integrated delivery system. The size and performance of these facilities varies, but on average they are smaller, with lower margins. The hospitals in the divestiture plan also include certain rural facilities. These divestitures will allow the Company to streamline its organization by concentrating on markets where it already has a strong presence. The anticipated proceeds from these sales will be used to reduce debt. The Company expects to close these sales by the end of the third quarter of fiscal 2000.

     The charges recorded in fiscal 1999 included approximately $298 million for noncash write-downs of assets and $65 million for accruals requiring future cash disbursements, most of which are expected to occur in fiscal 2000. The charges recorded in fiscal 1998 included approximately $140 million for noncash write-downs of assets and $81 million for accruals requiring future cash disbursements. The charges recorded in fiscal 1997 included approximately $387 million for noncash write-downs of assets and $232 million for cash disbursements of $68 million in fiscal 1997 and accruals requiring future cash disbursements estimated to be approximately $164 million.

     Costs remaining in the accrued liability at May 31, 1999 for the 1998 charges include $7 million for the estimated costs to sell or close hospitals, $4 million in home heath agency severance costs and $6 million in estimated costs to terminate physician contracts, all of which are expected to be spent in fiscal 2000.

     Costs remaining in the accrued liability at May 31, 1999 for the 1997 charges include $19 million for estimated costs to sell or close facilities, $20 million of accruals for unfavorable lease commitments and $8 million of costs relating to the OrNda Merger. Cash payments are expected to be $41 million in fiscal 2000 and $6 million thereafter, primarily for unfavorable lease commitments.

     Interest expense, net of capitalized interest, was $417 million in 1997, $464 million in 1998 and $485 million in 1999. The increases are primarily due to increased borrowings for acquisitions and increases in working capital offset by the effect of interest rate reductions.

     Investment earnings were $27 million in 1997, $22 million in 1998 and $27 million in 1999 and were derived primarily from notes receivable and investments in debt securities.

   Minority interests in income of consolidated but not wholly owned subsidiaries were $27 million in 1997, $22 million in 1998 and $7 million in 1999. The decline in 1999 was primarily due to the purchase of the minority


                                13 TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

interests in two hospitals and one insurance subsidiary in fiscal 1999.

     The $17 million of net losses from the disposals of facilities and other long-term investments in 1998 is comprised of $35 million in losses on the disposals of the Company's investments in the common stock of Vencor, Inc. ("Vencor") (received as a dividend from Ventas, Inc. ("Ventas")) and Total Renal Care Holdings, Inc. ("TRC"), and an $18 million gain from changes in the index value of the Company's 6% Subordinated Exchangeable Notes.

     The Company's tax provision in 1997 includes the effect of certain nondeductible merger costs and impairment charges that provide no tax benefits. The tax provision in 1998 includes a benefit for the charitable contribution of TRC common stock, offset by nondeductible amortization of goodwill. The Company's 1999 tax provision includes certain nondeductible impairment charges related to certain facilities held for sale that provide no tax benefits. The Company's tax rate in 1999 before the effect of impairment and other unusual charges was 38.3%. The Company expects this tax rate to increase slightly in fiscal 2000.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's liquidity for the year ended May 31, 1999 was derived principally from the proceeds from borrowings under its unsecured revolving bank agreement ("Credit Agreement") and net cash proceeds from operating activities. Net cash provided by operating activities for the years ended May 31, 1997, 1998 and 1999 was $512 million, $788 million and $657 million, respectively, before net expenditures for discontinued operations, merger, impairment and other unusual charges of $108 million in 1997, $385 million in 1998 and $75 million in 1999. The expenditures in 1998 include the settlement of significant litigation related to the Company's discontinued psychiatric business.

     Management believes that future cash provided by recurring operating activities, the availability of credit under the Credit Agreement, the sale of assets and, depending on capital market conditions and to the extent permitted by the restrictive covenants of the Credit Agreement and the indentures governing the Company's Senior and Senior Subordinated notes, other borrowings or the sale of equity securities should be adequate to meet known debt-service requirements and to finance planned capital expenditures, acquisitions and other presently known operating needs for the next three years. The Company expects to refinance the Credit Agreement on or before its January 31, 2002 maturity date.

     Proceeds from borrowings under the Credit Agreements amounted to $3.1 billion in 1997, $2.0 billion in 1998 and $5.6 billion in 1999. Loan repayments under the Credit Agreement were $1.9 billion during 1997, $1.3 billion in 1998 and $5.1 billion in 1999.

     In May 1998, the Company sold $1.355 billion of Senior and Senior Subordinated notes due 2008. The aggregate proceeds to the Company were $1.32 billion, after underwriting discounts and commissions, and were used to redeem certain of the Company's Senior and Senior Subordinated notes.

     During fiscal 1997, 1998 and 1999, the Company received net proceeds from the sales of assets of $50 million, $170 million and $72 million, respectively. As discussed earlier, the Company has announced a plan to sell 20 hospitals in fiscal 2000, the proceeds of which will be used to repay borrowings under the Credit Agreement. The Company expects that it may divest other hospitals in the future if it determines they are not essential to its strategic objectives.

     Cash payments for property and equipment were $406 million in fiscal 1997, $534 million in fiscal 1998 and $592 million in fiscal 1999. The Company expects to spend approximately $400-$500 million annually on capital expenditures, before any significant acquisitions of facilities and other health care operations and before an estimated $216 million commitment to complete construction of two new hospitals over the next two years. Such capital expenditures relate primarily to the development of health care service networks in selected geographic areas, design


TENET HEALTHCARE CORPORATION AND SUBSIDIARIES 14

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                       FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

and construction of new buildings, expansion and renovation of existing facilities, equipment additions and replacements, introduction of new medical technologies and various other capital improvements, including those related to its year 2000 compliance program.

     During fiscal 1997, 1998 and 1999, the Company spent $787 million, $679 million and $646 million, respectively, for purchases of new businesses, net of cash acquired. These acquisitions were financed primarily by borrowings. The Company does not expect its acquisition activity to continue at these levels in fiscal 2000.

     The Company's strategy includes the prudent development of integrated health care systems, including the possible acquisition of general hospitals and related health care businesses or joining with others to develop integrated health care delivery networks. In addition, as previously discussed herein, the Company is reevaluating its physician strategy. These strategies may be financed by net cash provided by recurring operating activities, the availability of credit under the Credit Agreement, sales of assets and, to the extent permitted by the restrictive covenants of the Credit Agreement and the indentures governing the Company's Senior and Senior Subordinated notes, and depending on capital market conditions, the sale of additional debt or equity securities or other bank borrowings. The Company's unused borrowing capacity under the Credit Agreement was $632 million at May 31, 1999.

     The Company's Credit Agreement and the indentures governing its Senior and Senior Subordinated notes have, among other requirements, affirmative, negative and financial covenants with which the Company must comply. These covenants include, among other requirements, limitations on other borrowings, liens, investments, the sale of all or substantially all assets and prepayment of subordinated debt, a prohibition against the Company declaring or paying a dividend or purchasing its common stock unless its senior long-term unsecured debt securities are rated BBB- or higher by Standard and Poors' Rating Services and Baa3 or higher by Moody's Investors Service, Inc., and covenants regarding maintenance of specified levels of net worth, debt ratios and fixed charge coverages. Current debt ratings on the Company's senior debt securities are BB+ by Standard and Poors and Ba1 by Moody's. The Company is in compliance with its loan covenants.

MARKET RISK ASSOCIATED WITH FINANCIAL INSTRUMENTS

     The table below presents information about certain of the Company's market-sensitive financial instruments as of May 31, 1999. The fair values were determined based on quoted market prices for the same or similar instruments.

                                                         MATURITY DATE, FISCAL YEAR ENDING MAY 31,
(DOLLARS IN MILLIONS)                     2000        2001         2002       2003      2004    THEREAFTER      TOTAL   FAIR VALUE
Fixed-rate long-term debt                $  45       $  11       $    8       $464      $505      $3,330       $4,363       $4,252

   Average interest rates                 13.2%       13.2%        13.2%       8.6%      9.1%        8.4%         8.6%          --

Variable-rate long-term debt                --          --       $2,168         --        --          --       $2,168       $2,168

   Average interest rates                   --          --          5.9%        --        --          --          5.9%          --

Interest rate swaps:

   Notional amounts for agreements
      under which the Company
      pays fixed rates                   $  18       $  50           --         --        --          --       $   68       $    2

   Average pay rate                        8.8%        8.3%          --         --        --          --          8.4%          --

   Average received rate                   5.2%        5.2%          --         --        --          --          5.2%          --

Euro denominated foreign currency
   forward exchange contracts            $  22          --           --         --        --          --       $   22       $   18


                                15 TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

     The Company utilizes, to a limited extent, interest rate swaps and foreign currency forward exchange contracts to manage certain of its interest rate and currency exchange rate risk exposures. The interest rate swaps and foreign currency contracts were entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. The Company does not hold or issue derivative instruments for trading purposes and is not a party to any instruments with leverage or prepayment features. In entering into these contracts, the Company has assumed the risk, which it considers slight, that might arise from the possible failure of the counterparties to perform. Because the other parties are creditworthy financial institutions, generally commercial banks, the Company does not expect any losses as a result of counterparty defaults.

     At May 31, 1999, the Company's principal long-term investments sensitive to changes in market price are shown in the following table. They are carried at market value on the Company's consolidated balance sheets:

(DOLLARS IN MILLIONS)                                      NUMBER OF SHARES         MARKET VALUE
Ion Beam Applications, S.A. common stock                            511,045                 $166

iVillage, Inc. common stock                                         962,679                   46

Total Renal Care Holdings, Inc. common stock                      2,865,000                   44

Ventas, Inc. common stock                                         8,301,067                   45

Investment portfolio of debt securities                                 n.a.                  77
                                                                  ------------------------------
                                                                                            $378
------------------------------------------------------------------------------------------------

     At May 31, 1999, the investment portfolio of debt securities consisted of investments in U.S. Treasury Bills, and Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association Notes, with an average maturity of 180 days. The Company's market risk associated with its short-term investments in debt securities is substantially mitigated by the frequent turnover of the portfolio.

     Included in the Company's fixed-rate long-term debt are 6% Exchangeable Subordinated Notes due 2005 with an aggregate principal balance of $320 million. These notes are exchangeable at the option of the holder for 25.9403 shares of Ventas, Inc. common stock plus $239.36 in cash per $1,000 principal amount of the notes, subject to the Company's right to also pay an amount in cash equal to the market price of the Ventas shares in lieu of delivery of such shares. To the extent that the fair market value of the Company's investment in Ventas common stock and the related portfolio of debt securities exceeds the carrying value of the notes, the Company must adjust the carrying value of the notes to such fair market value through a charge or credit to earnings. Corresponding adjustments to the carrying values of the investments are credited or charged directly to other comprehensive income.

THE YEAR 2000 ISSUE

     The Company is continuing its six-phase Year 2000 compliance program. The first phase of the program, conducting an inventory of systems and programs that may be affected by the Year 2000 issue, the second phase, assessment of how the Year 2000 issues may affect each piece of equipment and system, and the third phase, planning corrections of any problems discovered, have been completed for both the Company's information technology systems ("IT Systems") and its non-IT Systems such as bio-medical equipment ("Non-IT Items"), except for the 12 general hospitals and related operations that were acquired in fiscal year 1999, with respect to which the first three phases have been substantially completed. Phases four through six (executing the plans developed, testing the corrections


TENET HEALTHCARE CORPORATION AND SUBSIDIARIES 16

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                       FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

and implementing the corrections across all of the Company's systems and programs) are well under way and will run concurrently through the fall of calendar 1999 for both IT-Systems and Non-IT Items.

     The costs the Company has incurred to date in connection with its Year 2000 compliance program amount to approximately $51 million. This amount and the estimated total cost do not include internal salaries and other internal costs of the year 2000 compliance program. The Company estimates that its total cost for addressing all Year 2000 issues will be approximately $100 million, substantially all of which will be accounted for as capital expenditures. The Company cautions that its estimate is based on the information available to the Company at this time. As the Company continues to evaluate the full scope of its Year 2000 issues, its estimate of the costs it may incur may change. Although the total cost of the Company's Year 2000 compliance program is presently not expected to have a material adverse effect on its operations, liquidity or financial condition, many factors, such as the number of pieces of equipment and systems with Year 2000 issues and the cost of replacing equipment or systems that cannot be brought into compliance or with respect to which it is more cost-effective in the long run to replace or take out of service, are not fully known at this time and could have an aggregate material impact on the Company's estimate. The Company will receive additional information concerning these and other matters as it completes phases 4-6 of its Year 2000 compliance program.

     The Company is continuing to develop contingency plans to address any Year 2000 issues that do arise. Since any piece of equipment that is not Year 2000 compliant will be made compliant, replaced or taken out of service, the Company does not expect the Year 2000 issues to have an adverse impact on patient care. Furthermore, the Company has developed or is developing a back-up plan for each piece of critical equipment in case it unexpectedly fails. Many contingency plans already are in place since contingency plans are required in order for a hospital to obtain and retain its license. The Company's contingency plans also include plans to address third parties' Year 2000 issues that may arise. Examples include (i) making certain that each hospital's back-up power generator is operational if there is a power failure, (ii) if the Company does not receive assurance that delivery of key medical supplies will not be interrupted by Year 2000 issues, the Company will identify reliable alternative sources for those supplies or will make appropriate alternative arrangements, and (iii) if regular payments from a principal payor might be adversely affected by Year 2000 issues, the Company will endeavor to negotiate an alternative payment system.

     The Securities and Exchange Commission's recent guidance for Year 2000 disclosure also calls on companies to describe their most likely worst case Year 2000 scenarios. While one can imagine a scenario in which medical equipment fails as a result of a Year 2000 problem, which could lead to serious injury or death, the Company does not believe that such a scenario is likely to occur. As noted above, since any piece of equipment that is not Year 2000 compliant will be made compliant, replaced or taken out of service, the Company does not expect the Year 2000 issues to have an adverse impact on patient care. Furthermore, there will be a back-up plan for each piece of critical equipment in case it unexpectedly fails. The most likely worst case scenario is that the Company will have to replace or take out of service some of its existing equipment and add additional staff and/or reassign existing staff during the time period leading up to and immediately following December 31, 1999, in order to address any Year 2000 issues that unexpectedly arise.

BUSINESS OUTLOOK

     The general hospital industry in the United States and the Company's general hospitals continue to have significant unused capacity, and thus there is substantial competition for patients. Inpatient utilization continues to be negatively affected by payor-required pre-admission authorization and by payor pressure to maximize outpatient and


                                17 TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

alternative health care delivery services for less acutely ill patients. Increased competition, admission constraints and payor pressure are expected to continue.

     The ongoing challenge facing the Company and the health care industry as a whole is to continue to provide quality patient care in an environment of rising costs, strong competition for patients and a general reduction of reimbursement rates by both private and government payors. Because of national, state and private industry efforts to reform health care delivery and payment systems, the health care industry as a whole faces increased uncertainty. The Company is unable to predict whether any new health care legislation at the federal and/or state level will be passed in the future and what action it may take in response to such legislation, but it continues to monitor all proposed legislation and analyze its potential impact in order to formulate its future business strategies.

FORWARD-LOOKING STATEMENTS

     Certain statements contained in this Annual Report, including, without limitation, statements containing the words believes, anticipates, expects, will, may, might, should, estimates, and words of similar import, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and involve known and unknown risks, uncertainties and other factors, many of which the Company is unable to predict or control, that may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; industry capacity; demographic changes; existing laws and government regulations and changes in, or the failure to comply with, laws and governmental regulations; legislative proposals for health care reform; the ability to enter into managed care provider arrangements on acceptable terms; a shift from fee-for-service payment to capitated and other risk-based payment systems; changes in Medicare and Medicaid reimbursement levels; liability and other claims asserted against the Company; competition; the loss of any significant customers; technological and pharmaceutical improvements that increase the cost of providing, or reduce the demand for, health care; changes in business strategy or development plans; the ability to attract and retain qualified personnel, including physicians; the significant indebtedness of the Company; the availability and terms of capital to fund the expansion of the Company's business, including the acquisition of additional facilities; and the impact of the Year 2000 Issues. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.


TENET HEALTHCARE CORPORATION AND SUBSIDIARIES 18

                                                  REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Tenet Healthcare Corporation:

We have audited the accompanying consolidated balance sheets of Tenet Healthcare Corporation and subsidiaries as of May 31, 1998 and 1999, and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended May 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tenet Healthcare Corporation and subsidiaries as of May 31, 1998 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended May 31, 1999, in conformity with generally accepted accounting principles.

/s/ Jeffrey C. Barbakow

Los Angeles, California
July 27, 1999


                                19 TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

                                                                                                                      MAY 31,
(DOLLARS IN MILLIONS)                                                                                            1998        1999
ASSETS
Current assets:

  Cash and cash equivalents                                                                                  $    23     $    29

  Short-term investments in debt securities                                                                      132         130

  Accounts receivable, less allowance for doubtful accounts ($191 in 1998 and $287 in 1999)                    1,742       2,318

  Inventories of supplies, at cost                                                                               214         221

  Deferred income taxes                                                                                          275         196

  Assets held for sale, at the lower of carrying value or fair value less estimated costs to sell                 33         655

  Other current assets                                                                                           471         413
                                                                                                              -------------------
    Total current assets                                                                                       2,890       3,962
                                                                                                              -------------------
Investments and other assets                                                                                     498         569

Property and equipment, net                                                                                    5,987       5,839

Costs in excess of net assets acquired, less accumulated amortization ($270 in 1998 and $339 in 1999)          3,317       3,283

Other intangible assets, at cost, less accumulated amortization ($55 in 1998 and $70 in 1999)                     82         118
                                                                                                              -------------------
                                                                                                             $12,774     $13,771
---------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS` EQUITY

Current liabilities:

  Current portion of long-term debt                                                                           $    10     $    45

  Accounts payable                                                                                                657         713

  Employee compensation and benefits                                                                              355         390

  Accrued interest payable                                                                                        106         163

  Other current liabilities                                                                                       580         711
                                                                                                              -------------------
    Total current liabilities                                                                                   1,708       2,022
                                                                                                              -------------------
Long-term debt, net of current portion                                                                          5,829       6,391

Other long-term liabilities and minority interests                                                              1,256       1,048

Deferred income taxes                                                                                             423         440

Commitments and contingencies

Shareholders' equity:

  Common stock, $0.075 par value; authorized 700,000,000 shares; 313,044,417 shares issued at
     May 31, 1998 and 314,778,323 shares issued at May 31, 1999                                                    23          24

  Additional paid-in capital                                                                                    2,475       2,510

  Accumulated other comprehensive income                                                                           50          77

  Retained earnings                                                                                             1,080       1,329

  Less common stock in treasury, at cost, 3,754,891 shares at May 31, 1998 and 3,754,708 at May 31, 1999          (70)        (70)
                                                                                                              -------------------
    Total shareholders' equity                                                                                  3,558       3,870
                                                                                                              -------------------
                                                                                                              $12,774     $13,771
---------------------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

TENET HEALTHCARE CORPORATION AND SUBSIDIARIES 20

                                           CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                              YEARS ENDED MAY 31,
(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)                                1997             1998             1999
Net operating revenues                                                    $   8,691        $   9,895        $  10,880
                                                                          -------------------------------------------
Operating expenses:

   Salaries and benefits                                                      3,595            4,052            4,412

   Supplies                                                                   1,197            1,375            1,525

   Provision for doubtful accounts                                              498              588              743

   Other operating expenses                                                   1,878            2,071            2,342

   Depreciation                                                                 335              347              421

   Amortization                                                                 108              113              135

   Merger, impairment and other unusual charges                                 619              221              363
                                                                          -------------------------------------------
Operating income                                                                461            1,128              939
                                                                          -------------------------------------------
Interest expense, net of capitalized portion                                   (417)            (464)            (485)

Investment earnings                                                              27               22               27

Minority interests in income of consolidated subsidiaries                       (27)             (22)              (7)

Net losses on disposals of facilities and long-term investments                 (18)             (17)              --
                                                                          -------------------------------------------
Income from continuing operations before income taxes                            26              647              474

Taxes on income                                                                 (89)            (269)            (225)
                                                                          -------------------------------------------
Income (loss) from continuing operations                                        (63)             378              249

Discontinued operations                                                        (134)              --               --

Extraordinary charges from early extinguishment of debt                         (47)            (117)              --
                                                                          -------------------------------------------
Net income (loss)                                                         $    (244)       $     261        $     249
---------------------------------------------------------------------------------------------------------------------

Earnings (loss) per common and common equivalent share:


   Basic:

     Continuing operations                                                $   (0.21)       $    1.23        $    0.80

     Discontinued operations                                                  (0.44)              --               --

     Extraordinary charges                                                    (0.16)           (0.38)              --
                                                                          -------------------------------------------
                                                                          $   (0.81)       $    0.85        $    0.80
---------------------------------------------------------------------------------------------------------------------
   Diluted:

     Continuing operations                                                $   (0.21)       $    1.22        $    0.79

     Discontinued operations                                                  (0.44)              --               --

     Extraordinary charges                                                    (0.16)           (0.38)              --
                                                                          -------------------------------------------
                                                                          $   (0.81)       $    0.84        $    0.79
---------------------------------------------------------------------------------------------------------------------
Weighted shares and dilutive securities outstanding (in thousands):

     Basic                                                                  303,947          306,255          310,050

     Diluted                                                                303,947          312,113          313,386

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                                21 TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                                                  YEARS ENDED MAY 31,
(DOLLARS IN MILLIONS)                                                                       1997         1998         1999
Net income (loss)                                                                          $(244)       $ 261        $ 249

Other comprehensive income (loss):

   Unrealized gains (losses) on securities held as available for sale:

     Unrealized net holding gains (losses) arising during period                             134          (56)          51

     Less: reclassification adjustment for realized gains included in net income              --          (40)          --

   Foreign currency translation adjustments                                                   --           --           (5)
                                                                                           -------------------------------
   Other comprehensive income (loss), before income taxes                                    134          (96)          46

   Income tax benefit (expense) related to items of other comprehensive income               (52)          36          (19)
                                                                                           -------------------------------
   Other comprehensive income (loss)                                                          82          (60)          27
                                                                                           -------------------------------
Comprehensive income (loss)                                                                $(162)       $ 201        $ 276
--------------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                                ACCUMULATED
                                                                                  ADDITIONAL          OTHER
                                                         OUTSTANDING     ISSUED      PAID-IN   COMPREHENSIVE   RETAINED  TREASURY
(DOLLARS IN MILLIONS, SHARE AMOUNTS IN THOUSANDS)             SHARES     AMOUNT      CAPITAL          INCOME   EARNINGS     STOCK
Balances, May 31, 1996                                       294,561   $     22     $  2,171        $     28   $  1,086  $    (40)

   Net loss                                                                                                        (244)

   Other comprehensive income                                                                             82

   Issuance of common stock                                    1,171                      22                                    1

   Stock options exercised                                     7,093          1          118

   Pooling adjustment related to the OrNda Merger                                                                   (23)
                                                             --------------------------------------------------------------------
Balances, May 31, 1997                                       302,825         23        2,311             110        819       (39)

   Net income                                                                                                       261

   Other comprehensive loss                                                                              (60)

   Issuance of common stock                                      997                      26

   Stock options exercised                                     5,468                     138                                  (31)
                                                             --------------------------------------------------------------------
Balances, May 31, 1998                                       309,290         23        2,475              50      1,080       (70)

   Net income                                                                                                       249

   Other comprehensive income                                                                             27

   Issuance of common stock                                    1,044          1           22

   Stock options exercised                                       690                      13
                                                             --------------------------------------------------------------------
Balances, May 31, 1999                                       311,024   $     24     $  2,510        $     77   $  1,329  $    (70)
---------------------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

TENET HEALTHCARE CORPORATION AND SUBSIDIARIES 22

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                              YEARS ENDED MAY 31,
(DOLLARS IN MILLIONS)                                                                   1997          1998          1999
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)                                                                    $  (244)      $   261       $   249

Adjustments to reconcile net income (loss) to net cash provided by operating activities:

   Depreciation and amortization                                                         443           460           556

   Provision for doubtful accounts                                                       494           588           743

   Additions to reserves for discontinued operations, merger,
     impairment and other unusual charges                                                955           221           363

   Deferred income taxes                                                                (200)          131           101

   Extraordinary charges from early extinguishment of debt                                47           117            --

   Other items                                                                            44            38            17

Increases (decreases) in cash from changes in operating assets and liabilities, net of effects from purchases of new businesses:

   Accounts receivable                                                                  (791)         (988)       (1,347)

   Inventories and other current assets                                                   (7)         (100)         (114)

   Accounts payable, accrued expenses and other current liabilities                     (145)          143           197

   Other long-term liabilities and minority interests                                    (84)          (83)         (108)

Net expenditures for discontinued operations, merger,
   impairment and other unusual charges                                                 (108)         (385)          (75)
                                                                                     -----------------------------------
   Net cash provided by operating activities                                             404           403           582
                                                                                     -----------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:

Purchases of property and equipment                                                     (406)         (534)         (592)

Purchases of new businesses, net of cash acquired                                       (787)         (679)         (646)

Proceeds from sales of facilities, long-term investments and other assets                 50           170            72

Other items                                                                               18           (40)           19
                                                                                     -----------------------------------
   Net cash used in investing activities                                              (1,125)       (1,083)       (1,147)
                                                                                     -----------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from borrowings                                                               5,117         3,349         5,634

Loan payments                                                                         (4,512)       (2,762)       (5,085)

Proceeds from exercises of stock options                                                  59            80            13

Proceeds from sales of common stock                                                       12            17            23

Other items                                                                              (23)          (16)          (14)
                                                                                     -----------------------------------
   Net cash provided by financing activities                                             653           668           571
                                                                                     -----------------------------------
Net increase (decrease) in cash and cash equivalents                                     (68)          (12)            6

Cash and cash equivalents at beginning of year                                           107            35            23

Pooling adjustment related to the OrNda Merger                                            (4)           --
                                                                                     -----------------------------------
Cash and cash equivalents at end of year                                             $    35       $    23       $    29
------------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                23 TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - BASIS OF PRESENTATION
-------------------------------------------------------------------------------

     The accounting and reporting policies of Tenet Healthcare Corporation (together with its subsidiaries, "Tenet" or the "Company") conform to generally accepted accounting principles and prevailing practices for investor-owned entities within the health care industry. The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES
-------------------------------------------------------------------------------

A. THE COMPANY

     Tenet is an investor-owned health care services company that owns or operates, through its subsidiaries and affiliates (collectively, "subsidiaries"), general hospitals and related health care facilities and holds investments in other companies, including health care companies. The Company's provision of health care through its domestic general hospitals, physician practices and related health care facilities comprises a single reportable operating segment under Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." At May 31, 1999, the Company's subsidiaries operated 130 domestic general hospitals serving urban and rural communities in 18 states, with a total of 30,791 licensed beds. The Company's subsidiaries also owned or operated physician practices, a small number of rehabilitation hospitals, specialty hospitals, long-term-care facilities and psychiatric facilities located on the same campus as, or nearby, the Company's general hospitals and various other ancillary health care businesses.

     At May 31, 1999, the Company's largest concentration of hospital beds was in California with 26.4%, Texas with 14.7% and Florida with 14.4%. The concentration of hospital beds in these three states increases the risk that any adverse economic, regulatory or other developments that may occur in such states may adversely affect the Company's results of operations or financial condition.

     The Company is subject to changes in government legislation that could impact Medicare and Medicaid payment levels and to increased levels of managed care penetration and changes in payor patterns that may impact the level and timing of payments for services rendered.

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


TENET HEALTHCARE CORPORATION AND SUBSIDIARIES 24

C. NET OPERATING REVENUES

     Net operating revenues consist primarily of net patient service revenues, which are based on established billing rates less allowances and discounts, principally for patients covered by Medicare, Medicaid and other contractual programs. Payments under these programs are based on either predetermined rates or the costs of services. Settlements for retrospectively determined rates are estimated in the period the related services are rendered and are adjusted in future periods as final settlements are determined. Such adjustments have not been material during the years presented herein. These estimates of governmental contractual allowances (Medicare and Medicaid) are based on historically developed models adjusted for currently effective reimbursement or contract rates, the results of which are adjusted as final settlements of filed cost reports are reached, and are determined on a hospital-by-hospital year-by-year basis. Estimates of commercial contractual allowances are based primarily on the terms of contractual arrangements with commercial payors. Contractual allowances and discounts are deducted from accounts receivable in the accompanying consolidated balance sheets. Management believes that adequate provision has been made for adjustments that may result from final determination of amounts earned under these programs. There are no known material claims, disputes or unsettled matters with third-party payors not adequately provided for in the consolidated financial statements. Approximately 45% of consolidated net operating revenues were from participation of the Company's hospitals in Medicare and Medicaid programs in 1997. It was approximately 42% in 1998 and 41% in 1999.

     The Company provides care to patients who meet certain financial or economic criteria without charge or at amounts substantially less than its established rates. Because the Company does not pursue collection of amounts determined to qualify as charity care, they are not reported in net operating revenues or in operating and administrative expenses.

D. CASH EQUIVALENTS

     The Company treats highly liquid investments with an original maturity of three months or less as cash equivalents. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate fair value.

E. INVESTMENTS IN DEBT AND EQUITY SECURITIES

     Investments in debt and equity securities are classified as available-for-sale, held-to-maturity or as part of a trading portfolio. At May 31, 1998 and 1999, the Company had no significant investments in securities classified as either held-to-maturity or trading. Securities classified as available-for-sale are carried at fair value if unrestricted and their unrealized gains and losses, net of tax, are reported as accumulated other comprehensive income. Realized gains or losses are included in net income on the specific identification method.

F. LONG-LIVED ASSETS

     The Company uses the straight-line method of depreciation for buildings, building improvements and equipment over their estimated useful lives as follows: buildings and improvements, 25 to 40 years; equipment, three to 15 years. Capital leases are recorded at the beginning of the lease term as assets and liabilities at the lower of the present value


                                25 TENET HEALTHCARE CORPORATION AND SUBSIDIARIES
of the minimum lease payments or the fair value of the assets, and such assets, including improvements, are amortized over the shorter of the lease term or their estimated useful life. The Company capitalizes interest costs related to construction projects. Capitalized interest was $12 million in 1997, $16 million in 1998 and $20 million in 1999.

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

     The Company begins its process of determining if its facilities are impaired at each fiscal year-end by reviewing all of the facilities' three-year historical and one-year projected cash flows. Facilities whose cash flows are negative or trending significantly downward on this basis are selected for further impairment analysis. Their future cash flows (undiscounted and without interest charges) are estimated over the expected useful life of the facility and consider patient volumes, changes in payor mix, revenue and expense growth rates and reductions in Medicare payments due to the Balanced Budget Act of 1997 (the "BBA") and other regulatory actions, which assumptions vary by hospital, home health agency and physician practice. The sum of those expected future cash flows is compared to the carrying value of the assets. If the sum of the expected future cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss.

G. INDEXED DEBT INSTRUMENTS

     Changes in liability resulting from increases or decreases in the index value of the Company's 6% Exchangeable Subordinated Notes are accounted for as adjustments of the carrying amount of the notes with corresponding charges (or credits) to earnings.

H. INCOME TAXES

     The Company accounts for income taxes under the asset and liability method. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

NOTE 3 - ACQUISITIONS AND DISPOSALS OF FACILITIES
-------------------------------------------------------------------------------

     On January 30, 1997, the Company acquired OrNda HealthCorp ("OrNda") by issuing 81,439,910 shares of its common stock in a tax-free exchange for all of OrNda's outstanding common stock in a transaction accounted for as a pooling-of-interests.

     Tenet's subsidiaries acquired 11 other general hospitals in fiscal 1997, six general hospitals in fiscal 1998 and 12 general hospitals in fiscal 1999. During the past three years, the Company also acquired a number of physician


TENET HEALTHCARE CORPORATION AND SUBSIDIARIES 26 practices, home health agencies and other health care operations. All of these transactions have been accounted for as purchases. The results of operations of the acquired businesses have been included in the Company's consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows from the dates of acquisition. During the year ended May 31, 1998, the Company sold or closed 10 general hospitals, exchanged its ownership interest in one hospital for a minority interest in a joint venture, combined the operations of two other general hospitals and sold certain ancillary health care operations. During the year ended May 31, 1999, the Company sold two general hospitals, closed one and combined the operations of two general hospitals and closed 29 home-health agencies. The results of operations of the sold or closed businesses were not significant.

NOTE 4 - MERGER, IMPAIRMENT AND OTHER UNUSUAL CHARGES
-------------------------------------------------------------------------------

1999

     In the fourth quarter of the year ended May 31, 1999, the Company recorded impairment and restructuring charges of $363 million relating to (in millions):

The Company's 1999 Plan to sell 20 general hospitals and close one general and one specialty hospital by February 28, 2000    $277

Impairment of the carrying values of property, equipment and goodwill at 20 physician practices and other ancillary
     health care businesses to be held and used                                                                                 38

Implementation of hospital cost control programs and general overhead reduction plans                                           48
                                                                                                                              -----
                                                                                                                              $363
----------------------------------------------------------------------------------------------------------------------------------

     The charges in the 1999 Plan above primarily consist of $264 million in impairment charges to value property and equipment and other assets at the lower of carrying value or estimated fair values for those facilities included in the Company's plan that are to be closed or expected to be sold at losses, including $10 million for estimated costs to sell, and $13 million in other costs of closure, primarily lease cancellations. The Company expects to dispose of other facilities at gains that will be recorded in the periods of sale. The $38 million impairment charge includes $19 million for the write-off of goodwill, $10 million for the write-down of property and equipment to estimated fair values and $9 million for the write-down of other assets. The principal elements of the $48 million restructuring charge for the implementation of hospital cost control programs and general overhead reduction plans are $18 million in lease cancellation costs, $15 million in severance costs related to the termination of 233 employees in facilities and 120 employees in corporate overhead departments and $15 million in other exit costs.

     The Company decided to sell or close the above facilities because, for the most part, they are in non-strategic markets and are not essential to the Company's strategic objectives. The hospitals in the 1999 Plan also include certain rural facilities. The execution of the plan will allow the Company to concentrate on markets where it already has a strong presence.

     The aggregate carrying amount of assets held for sale following the above charges was $631 million and is included in assets held for sale in the accompanying consolidated balance sheet at May 31, 1999. The results of operations of the assets held for sale and the effect of suspending future depreciation and amortization on these assets are not significant.


                                27 TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

1998

   In the fourth quarter of the year ended May 31, 1998, the Company recorded impairment charges of $221 million relating to (in millions):

The Company's 1998 Plan to close or sell:

   Three general hospitals by May 31, 1999                                                                         $  77

   Two specialty hospitals by May 31, 1999                                                                            24

   Twenty-nine home health agencies by August 31, 1998                                                                38

Write-off of goodwill and other assets and additional costs to terminate contracts related to 33 of the Company's
   physician practices by May 31, 1999                                                                                41

Impairment of the carrying value of goodwill at an additional general hospital                                        20

Impairment of the carrying values of property, equipment, goodwill and other assets at 16 home health agencies
   to be held and used                                                                                                 7

A net increase in the estimate for losses from the 1997 Plan described below                                          14
                                                                                                                   -----
                                                                                                                   $ 221
------------------------------------------------------------------------------------------------------------------------

     The charges in the 1998 Plan above primarily consisted of $42 million in impairment charges to value property and equipment and other assets and $40 million to value goodwill at estimated fair values, which included, in the case of facilities to be sold, $1 million for costs to sell. For the hospitals to be closed, the charges also include $36 million of lease commitments, demolition and other costs of closure. For the home health agencies to be closed, the charges above also include (a) $14 million in severance costs related to the termination of 489 employees at the agencies and in the corporate overhead departments involved with these exit activities, and (b) $6 million in other exit costs. The Company decided to terminate the physician contracts because they were generating and were projected to continue to generate operating losses. The $41 million charge includes $32 million for the write-off of goodwill and other assets and $9 million for the estimated costs to cancel the employment or management service agreements with the physicians. The $14 million increase in the estimate for losses from the 1997 Plan was primarily to record $33 million of additional impairment charges at five hospitals from the 1997 Plan based on revised estimates of fair value and costs to sell or close, less $19 million of favorable adjustments at two other hospitals while they were held for disposal and whose fair market values increased during the year ended May 31, 1998. The aggregate carrying amount of assets held for disposal following the above charges was $38 million. The results of operations of the assets held for disposal and the effect of suspending future depreciation on impaired assets are not significant.


TENET HEALTHCARE CORPORATION AND SUBSIDIARIES 28

1997

     In the third and fourth quarters of the year ended May 31, 1997, the Company recorded merger, restructuring and impairment charges totaling $619 million, relating to (in millions):

The OrNda Merger, including the following:

  Closure of OrNda's corporate and regional offices; consolidation of operations                               $  90

  Severance for 230 identified employees                                                                          56

  Investment banking, professional fees and other transaction costs                                               27

  Information systems consolidations, primarily related to the buy-out of vendor contracts,
    and the write-down of computer equipment and capitalized software                                             15

The Company's 1997 Plan to close seven general hospitals and to sell eight general hospitals and one other health care business in order to eliminate
   the duplication of services and excess capacity following the OrNda Merger                                    219

Impairment of the carrying values of long-lived assets to their estimated fair values and other related costs at four general hospitals and three medical office buildings and unfavorable lease commitments at six
   medical office buildings acquired from OrNda                                                                  134

Write-off of goodwill and other long-lived assets related to some of the
   Company's physician practices which are deemed not to be fully recoverable
   based on the trends of operating results                                                                       60

A  restructuring of physician practices, including severance for physicians, write-offs of computer equipment and software, physician contract terminations and the costs to reorganize regional management service
   organizations                                                                                                  18
                                                                                                               -----
                                                                                                               $ 619
--------------------------------------------------------------------------------------------------------------------

     The $219 million charge for the Company's 1997 Plan consists of $129 million of impairment losses to value property, equipment and other assets at estimated fair values, $34 million of impairment losses to write-down goodwill and $56 million of estimated costs to sell or close facilities subject to the 1997 Plan (including demolition costs). The other impairment charges of $134 million above consist of $65 million in write-downs of property and equipment, $44 million in write-downs of goodwill to estimated fair values and $25 million for the unfavorable lease commitments.

     Three of the hospitals to be closed under the 1997 Plan were converted to alternate uses. The aggregate carrying amount of assets held for disposal following the above charges was $130 million. The results of operations of assets held for disposal and the effect of suspending future depreciation on impaired assets were not significant. At May 31, 1998 management reclassified two of these facilities from assets to be disposed of to assets to be held and used, adjusted the fair values while they were held for disposal based on the Company's revised expectation of future positive cash flows from operations and eliminated the portion of the reserve set aside in fiscal 1997 for estimated costs to sell. All sold facilities were sold for amounts that approximated the estimated sales proceeds.

     In the third and fourth quarters of the year ended May 31, 1997 the Company also recorded unusual operating expenses related to OrNda, which expenses are reflected in the related expense line item in the consolidated statement of operations for the following:

Costs to terminate or convert OrNda's employee benefit programs                                                    $   18

Costs to conform accounting methodologies used to estimate allowances for doubtful accounts                             5

Costs to conform accounting methodologies for estimating allowance for self-insurance reserves                         19

Estimated costs to settle a government investigation of an OrNda facility and other OrNda litigation                   32
                                                                                                                   ------
                                                                                                                   $   74
-------------------------------------------------------------------------------------------------------------------------


                                29 TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

     The table below presents a reconciliation of beginning and ending liability balances in connection with merger and impairment charges recorded in fiscal 1997, 1998 and 1999, as of May 31, 1997, 1998 and 1999.

                                                       TRANSACTIONS IN FISCAL 1998           TRANSACTIONS IN FISCAL 1999
                                      BALANCES AT                             BALANCES AT                             BALANCES AT
                                          MAY 31,              CASH    OTHER      MAY 31,              CASH   OTHER       MAY 31,
DESCRIPTION OF CHARGES                    1997(2) CHARGES  PAYMENTS  ITEMS(1)     1998(2)  CHARGES  PAYMENTS  ITEMS(1)     1999(2)
The OrNda Merger:

   Closure of corporate and
     regional offices                      $  39      $--    $ (15)    $ (12)      $  12       $--     $  (4)     $--       $   8

   Severance costs                            21       --      (16)       --           5        --        (5)      --          --

   Transaction costs                           3       --       (2)       --           1        --        (1)      --          --

   Information systems consolidation          11       --      (10)       --           1        --        (1)      --          --

Estimated costs to close or sell
   facilities in 1997 Plan                    56       14      (35)       --          35        --        (2)     (14)         19

Accruals for unfavorable lease
   commitments at six medical
   office buildings                           25       --       (3)       --          22        --        (2)      --          20

Restructuring of physician practices          18       --      (13)       (5)         --        --        --       --          --

Impairment losses to value
   property, equipment and goodwill
   at estimated fair values                           141       --      (141)         --        --        --       --          --

Estimated costs to close or sell
   facilities in 1998 Plan                             37       --        --          37        --        (8)     (22)          7

Severance costs in connection with
   the closure of 29 home health
   agencies                                            14       --        --          14        --       (10)      --           4

Other home health agency exit costs                     6       --        --           6        --        (6)      --          --

Physician contract termination costs                    9       --        --           9        --        (3)      --           6

Impairment losses to value
   property, equipment and goodwill
   at estimated fair values                                                                    292        --     (292)         --

Estimated costs to sell
   facilities in 1999 Plan                                                                      10        --       (6)          4

Severance costs in connection with
   the implementation of hospital
   cost-control programs and
   general overhead reduction plans                                                             15        --       --          15

Lease cancellation and other exit costs                                                         46        --       --          46
                                           --------------------------------------------------------------------------------------
Total                                      $ 173    $ 221    $ (94)    $(158)      $ 142     $ 363      $(42)   $(334)      $ 129
---------------------------------------------------------------------------------------------------------------------------------

(1) Other items primarily include write-offs or write-downs of long-lived assets, including property and equipment, goodwill and other assets.

(2) The above liability balances are included in other current liabilities and other long-term liabilities in the accompanying consolidated balance sheets.


TENET HEALTHCARE CORPORATION AND SUBSIDIARIES 30

NOTE 5 - OTHER CURRENT ASSETS
-------------------------------------------------------------------------------

     Other current assets consist of the following:

(DOLLARS IN MILLIONS)                                                                                1998           1999
Other receivables                                                                                  $  361          $ 278

Prepaid expenses and other current items                                                              110            135
                                                                                                   ---------------------
                                                                                                   $  471          $ 413
------------------------------------------------------------------------------------------------------------------------

NOTE 6 - PROPERTY AND EQUIPMENT
-------------------------------------------------------------------------------

     Property and equipment is stated at cost less any impairment write-downs related to assets held and used and consists of the following:

(DOLLARS IN MILLIONS)                                                                                 1998          1999
Land                                                                                               $   524       $   527

Buildings and improvements                                                                           4,511         4,348

Construction in progress                                                                               409           388

Equipment                                                                                            2,304         2,440
                                                                                                   ---------------------
                                                                                                     7,748         7,703

Less accumulated depreciation and amortization                                                      (1,761)       (1,864)
                                                                                                   ---------------------
Net property and equipment                                                                         $ 5,987       $ 5,839
------------------------------------------------------------------------------------------------------------------------


                                31 TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

NOTE 7 - LONG-TERM DEBT AND LEASE OBLIGATIONS
-------------------------------------------------------------------------------

A. LONG-TERM DEBT

     Long-term debt consists of the following:

(DOLLARS IN MILLIONS)                                                                                              1998      1999
Loans payable to banks--Unsecured                                                                              $ 1,587   $ 2,168

8 5/8% Senior Notes due 2003, $500 million face value, net of $8 million unamortized discount                       491       492

7 7/8% Senior Notes due 2003, $400 million face value, net of $5 million unamortized discount                       394       395

8% Senior Notes due 2005, $900 million face value, net of $18 million unamortized discount                          879       882

7 5/8% Senior Notes due 2008, $350 million face value, net of $6 million unamortized discount                       343       344

8 5/8% Senior Subordinated Notes due 2007, $700 million face value, net of $14 million unamortized discount         685       686

8 1/8% Senior Subordinated Notes due 2008, $1,005 million face value, net of $25 million unamortized discount       979
                                                                                                                              980

6% Exchangeable Subordinated Notes due 2005, $320 million face value, net of $7 million unamortized discount        312
                                                                                                                              313

Zero-coupon guaranteed bonds due 2002                                                                                30        33

Notes and capital lease obligations, secured by property and equipment payable in installments to 2016              121       125

Other notes, primarily unsecured                                                                                     18        18
                                                                                                                -----------------
                                                                                                                  5,839     6,436
                                                                                                                -----------------
Less current portion                                                                                                (10)      (45)
                                                                                                                -----------------
                                                                                                                $ 5,829   $ 6,391
---------------------------------------------------------------------------------------------------------------------------------

     LOANS PAYABLE TO BANKS -- In January 1997, in connection with the OrNda Merger, the Company entered into a revolving credit agreement (the "Credit Agreement") with a syndicate of banks that allows the Company to borrow, repay and reborrow up to $2.8 billion prior to the agreement's January 31, 2002 maturity date. This agreement replaced the Company's previous unsecured revolving credit agreement with a syndicate of banks. As a result of this refinancing, as well as the refinancing of OrNda's debt, the Company recorded an extraordinary charge from early extinguishment of debt in the amount of $47 million, net of taxes of $29 million.

     Loans under the Credit Agreement are unsecured and generally bear interest at a base rate equal to the prime rate or, if higher, the federal funds rate plus 0.50%, or, at the option of the Company, an adjusted London interbank offered rate ("LIBOR") for one-, two-, three-, or six-month periods plus an interest margin of from 22.50 to 68.75 basis points. The Company has agreed to pay the lenders an annual facility fee on the total loan commitment at rates ranging from 12.50 to 31.25 basis points. The interest margins and facility fee rates are based on the ratio of the Company's consolidated total debt to net earnings before interest, taxes, depreciation, amortization and certain other similar noncash charges. During the year ended May 31, 1999 the weighted average interest rate on loans payable to banks under the Credit Agreement was 5.9%.


TENET HEALTHCARE CORPORATION AND SUBSIDIARIES 32

     SENIOR NOTES AND SENIOR SUBORDINATED NOTES -- In May 1998, the Company sold $350 million of 7 5/8% Senior Notes due 2008 and $1.005 billion of 8 1/8% Senior Subordinated Notes due 2008. The senior notes are redeemable at any time at the option of the Company. The senior subordinated notes are not redeemable by the Company prior to June 1, 2003. The net proceeds from the sales of these notes were used to redeem $286 million of the Company's 9 5/8% Senior Notes due 2002 and $897 million of 10 1/8% Senior Subordinated Notes due 2005. In connection with this redemption, the Company recorded an extraordinary charge from early extinguishment of debt in the amount of $117 million, net of tax benefits of $72 million.

     In connection with the OrNda Merger and related refinancing, the Company issued, on January 30, 1997, $400 million of 7 7/8% Senior Notes due January 15, 2003, $900 million of 8% Senior Notes due January 15, 2005 and $700 million of 8 5/8% Senior Subordinated Notes due January 15, 2007. These Senior Notes and the $500 million of 8 5/8% Senior Notes due 2003 are not redeemable by the Company prior to maturity. Subject to certain limitations in the Credit Agreement, these Senior Subordinated Notes are redeemable at the option of the Company, in whole or from time to time in part, at any time on or after January 15, 2002.

     The senior notes are unsecured obligations of the Company ranking senior to all subordinated indebtedness of the Company, including the senior subordinated notes, and equally in right of payment with all other indebtedness of the Company, including borrowings under the Credit Agreement described above. The senior subordinated notes also are all unsecured obligations of the Company and are subordinated in right of payment to all existing and future senior debt, including the senior notes and borrowings under the Credit Agreement.

     6% EXCHANGEABLE SUBORDINATED NOTES -- The 6% Exchangeable Subordinated Notes due 2005 are exchangeable at the option of the holder for shares of common stock of Ventas, Inc., formerly known as Vencor, Inc. ("Ventas"), at an exchange rate of 25.9403 shares and $239.36 in cash (see Note 14) per $1,000 principal amount of the notes, subject to the Company's right to also pay an amount in cash equal to the market price of the shares of Ventas common stock in lieu of delivery of such shares. Subject to certain limitations in the Credit Agreement, the notes are now redeemable at the option of the Company at any time. The notes also are unsecured obligations of the Company subordinated in right of payment to all existing and future senior and senior subordinated debt and borrowings under the Credit Agreement.

     In May 1998, Ventas, in connection with a plan of reorganization, split into two public companies: a self-administered, self-managed realty company (Ventas), and an operating company now known as Vencor, Inc. ("Vencor"), which leases hospitals and nursing facilities from Ventas. In May 1998, the Company sold its Vencor common stock and invested the proceeds in a portfolio of investments in U.S. government and U.S. government-sponsored agency securities. These investments, which are held in escrow for the benefit of the holders of the 6% Exchangeable Subordinated Notes, are treated as available for sale.

     To the extent that the fair market value of the Company's investment in the common stock of Ventas and, from May 1998, the related investment portfolio, exceeds the carrying value of the notes at the end of any accounting period, the Company adjusts the carrying value of the notes to the fair market value of the investments through a charge or credit to earnings. Corresponding adjustments to the carrying value of the investments are credited or charged directly to other comprehensive income as unrealized gains or losses. At May 31, 1997, the market price of


                                33 TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

Ventas' common stock was $2.20 per share over the then-existing exchange price of the stock. The Company accordingly recognized a noncash charge to earnings in the amount of $18 million. This charge was included with the net gain (or loss) on disposals of facilities and long-term investments in the accompanying consolidated statement of operations for the year ended May 31, 1997. At the end of the Company's second quarter in fiscal 1998, the Company reversed that charge because the market price of Ventas' common stock had dropped below the exchange price. The combined value of the Ventas common stock and the investment portfolio remained below the exchange price through May 31, 1999.

     LOAN COVENANTS -- The Credit Agreement and the indentures governing the Company's outstanding public debt have, among other requirements, limitations on borrowings by, and liens on the assets of, the Company or its subsidiaries, investments, the sale of all or substantially all assets and prepayment of subordinated debt, a prohibition against the Company declaring or paying dividends on or purchasing its stock unless its senior long-term unsecured debt securities are rated BBB- or higher by Standard and Poors' Rating Services and Baa3 or higher by Moody's Investors Service, Inc., and covenants regarding maintenance of specified levels of net worth, debt ratios and fixed-charge coverage ratios. Because of the dividend restrictions, all of the Company's retained earnings are restricted. The Company is in compliance with its loan covenants. There are no compensating balance requirements for any credit line or borrowing.

B. LONG-TERM DEBT MATURITIES AND LEASE OBLIGATIONS
-------------------------------------------------------------------------------

     Future long-term debt cash maturities and minimum operating lease payments are as follows:

(DOLLARS IN MILLIONS)      2000      2001      2002      2003      2004     LATER YEARS
Long-term debt           $   45    $   11    $2,176    $  464    $  505          $3,330

Long-term leases            174       165       149       133       120             383

     Rental expense under operating leases, including short-term leases, was $253 million in 1997, $283 million in 1998 and $290 million in 1999.


TENET HEALTHCARE CORPORATION AND SUBSIDIARIES 34

NOTE 8 - INCOME TAXES
-------------------------------------------------------------------------------

     Taxes on income from continuing operations consist of the following amounts:

(DOLLARS IN MILLIONS)                                                 1997            1998            1999
Currently payable:

   Federal                                                           $ 131           $  66           $  97

   State                                                                27              28              25
                                                                     -------------------------------------
                                                                       158              94             122

Deferred:

   Federal                                                             (97)            112              83

   State                                                                (4)             19              18
                                                                     -------------------------------------
                                                                      (101)            131             101

Other                                                                   32              44               2
                                                                     -------------------------------------
                                                                     $  89           $ 269           $ 225
----------------------------------------------------------------------------------------------------------

     A reconciliation between the amount of reported income tax expense and the amount computed by multiplying income before tax by the statutory Federal income tax rate is shown below:

(DOLLARS IN MILLIONS)                                                 1997            1998            1999
Tax provision at statutory federal rate of 35%                       $   9           $ 227           $ 166

State income taxes, net of federal income tax benefit                   17              27              28

Goodwill amortization                                                   26              26              25

Donation of TRC common stock                                            --             (25)             --

Nondeductible merger costs                                              14              --              --

Nondeductible asset impairment charges                                  29              12              38

Change in valuation allowances and tax contingency reserves             --              10             (35)

Other items                                                             (6)             (8)              3
                                                                     -------------------------------------
                                                                     $  89           $ 269           $ 225
----------------------------------------------------------------------------------------------------------


                                35 TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

     Deferred tax assets and liabilities as of May 31, 1998 and 1999 relate to the following:

                                                                  1998                        1999
(DOLLARS IN MILLIONS)                                       ASSETS   LIABILITIES        ASSETS   LIABILITIES
Depreciation and fixed-asset basis differences            $     --          $824      $     --          $754

Reserves related to discontinued operations, merger,
   impairment and other unusual charges                         32            --           152            --

Receivables-- doubtful accounts and adjustments                 50            --            44            --

Accruals for insurance risks                                   121            --           101            --

Intangible assets                                               --            13            --             8

Other long-term liabilities                                    235            --            64            --

Benefit plans                                                   80            --            98            --

Other accrued liabilities                                      150            --            92            --

Investments and other assets                                    --            57            --            75

Federal and state net operating loss carryforwards              87            --            41            --

Other items                                                     --             9             1            --
                                                          --------------------------------------------------
                                                          $    755          $903      $    593          $837
------------------------------------------------------------------------------------------------------------

     Management believes that realization of the deferred tax assets is more likely than not to occur as temporary differences reverse against future taxable income.

     At May 31, 1999, the Company's carryforwards from prior OrNda tax returns available to offset future federal net taxable income consisted of 1) net operating loss carryforwards of approximately $118 million, expiring in 2000 through 2008, and 2) approximately $6 million in alternative minimum taxes with no expiration.

     Allowable federal deductions relating to net operating losses of OrNda and certain of its subsidiaries are subject to annual limitations. These limitations are not expected to significantly affect the ability of the Company to ultimately recognize the benefit of these net operating loss deductions in future years.


TENET HEALTHCARE CORPORATION AND SUBSIDIARIES 36

NOTE 9 - CLAIMS AND LAWSUITS
-------------------------------------------------------------------------------

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

B. SIGNIFICANT LEGAL PROCEEDINGS

     The Company has been involved in significant legal proceedings of an unusual nature related principally to its subsidiaries' discontinued psychiatric business and, although it has settled the most significant of these matters, continues to defend a greater-than-normal level of civil litigation relating to certain of its subsidiaries' former psychiatric operations. In prior fiscal years the Company resolved these matters primarily through settlement. Based on its experience in these cases, however, and on recent lawsuits generated by continued advertisements by certain lawyers seeking former patients in order to file claims against the Company and certain of its subsidiaries, the Company now believes that the vigorous defense and trial of these cases, and any additional lawsuits that may be filed, ultimately will be the most cost-effective means of resolving these issues.

     In prior years, the Company recorded provisions to estimate the cost of the ultimate disposition of all of these proceedings and to estimate the legal fees that it expected to incur. The remaining reserves are for unusual litigation costs and fees that relate to matters that had not been settled as of May 31, 1999 and primarily represent management's estimate of the legal fees and other related costs to be incurred subsequent to May 31, 1999. There can be no assurance that the ultimate liability will not exceed such estimates. Although, based upon information currently available to it, management believes that the amount of damages, if any, in excess of its reserves for unusual litigation costs that may be awarded in any unresolved legal proceedings cannot reasonably be estimated, management does not believe it is likely that any such damages will have a material adverse effect on the Company's results of operations, liquidity or capital resources. All of the costs associated with these legal proceedings are classified in discontinued operations.


                                37 TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

NOTE 10 - SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------

A. PREFERRED STOCK PURCHASE RIGHTS AND PREFERRED STOCK

     On December 7, 1998, the Company's Board of Directors adopted a new stockholder rights plan to replace a similar plan upon its expiration on December 22, 1998. The rights generally will be exercisable 10 business days after a person or group acquires beneficial ownership of, or commences a tender offer or exchange offer that would result in such person or group beneficially owning, 15% or more of Tenet's common stock, unless such transaction is approved by a majority of Board members not affiliated with the acquiring person or group.

     When exercisable, each right entitles the holder thereof to purchase from the Company one one-thousandth of a share of Series B Junior
Participating Preferred Stock ("Preferred Stock") at a price of $120.00, subject to adjustment. Each share of Preferred Stock will entitle its holder (other than the acquiring person or group) to purchase shares of the Company's common stock having a value of $240.00, as adjusted.

     Subject to the foregoing, in the event the Company is acquired in a merger or other business combination transaction in which shares of the Company's common stock are exchanged for shares of another company or more than 50% of the Company's assets are sold (in each case without approval of the Board of Directors), each holder of a right generally will be entitled upon exercise to purchase, for $120.00 as adjusted, common stock of the surviving company having a market value equal to $240.00, as adjusted.

     The Company may redeem the rights in whole but not in part at any time prior to their becoming exercisable for $0.01 per right. The rights will expire on the earlier to occur of (i) the Board ordering their redemption and
(ii) December 22, 2008.

     The Series B Preferred Stock is nonredeemable and has a par value of $0.01 per share. None of the 350,000 authorized shares of Series B Preferred Stock are issued or outstanding.

B. WARRANTS

     At May 31, 1999, there were warrants outstanding to purchase 124,064 shares of common stock at an exercise price of $13.25 per share. These warrants may be exercised through April 30, 2000.


TENET HEALTHCARE CORPORATION AND SUBSIDIARIES 38

NOTE 11 - STOCK BENEFIT PLANS

     The Company has stock-based compensation plans, which are described below. The Company has elected to continue to apply Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for stock options under the plans because the exercise prices for all options granted during 1997, 1998 and 1999 were the quoted market prices on the option grant dates and all option grants were to employees or directors.

     At May 31, 1999, there were 9,844,397 shares of common stock available for future grants of stock options and performance-based incentive awards to the Company's key employees, advisors and consultants. The exercise price of each option generally equals the market price of the Company's stock on the date of grant and options are normally exercisable at the rate of one-third per year beginning one year from the date of grant. Stock options generally expire 10 years from the date of grant. No performance-based incentive stock awards have been made since fiscal 1994.

     The Company has a Directors Stock Option Plan that makes available for issuance to nonemployee directors options to purchase shares of common stock. At May 31, 1999 there were 192,500 shares available for future grant. Under this plan each nonemployee director receives a stock option for 7,500 common shares upon initially being elected to the Board of Directors and on the fourth Thursday of each January thereafter. Awards have an exercise price equal to the fair market value of the Company's shares on the date of grant, vest one year after the date of grant and expire 10 years after the date of grant.

     All awards granted under the foregoing plans will vest under circumstances defined in the plans or under certain employment arrangements, including a change in control of the Company without the approval of the Board of Directors.

     The following table summarizes certain information about the Company's stock options outstanding at May 31, 1999:

                                       OPTIONS OUTSTANDING                                 OPTIONS EXERCISABLE
                                          WEIGHTED-AVERAGE
        RANGE OF                                 REMAINING   WEIGHTED-AVERAGE                           WEIGHTED-AVERAGE
 EXERCISE PRICES    NUMBER OF OPTIONS     CONTRACTUAL LIFE     EXERCISE PRICE     NUMBER OF OPTIONS       EXERCISE PRICE
  $4.69 to $9.88            2,531,493            4.4 years           $   9.39             2,531,493             $   9.39

$11.11 to $15.88            4,872,734            5.4                    13.46             4,872,734                13.46

$16.25 to $21.63            5,035,236            7.0                    20.51             3,904,402                20.65

$22.44 to $26.38            5,685,735            6.9                    24.28             3,655,391                24.18

$29.94 to $35.13           13,262,321            9.0                    31.30             1,869,541                33.11
                           ----------                                                    ----------
                           31,387,519            7.4                    23.76            16,833,561                19.02
                           ----------                                                    ----------


                                39 TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

     A summary of the status of the Company's stock option plans as of May 31, 1997, 1998 and 1999, and changes during the years ending on those dates is presented below:

                                                       1997                      1998                      1999

                                                          WEIGHTED-                  WEIGHTED-                 WEIGHTED-
                                                            AVERAGE                    AVERAGE                   AVERAGE
                                                           EXERCISE                   EXERCISE                  EXERCISE
                                                  SHARES      PRICE          SHARES      PRICE         SHARES      PRICE
Outstanding at beginning of year              26,299,166   $  14.20      24,850,790   $  17.25     23,284,572   $  21.58

Granted                                        6,436,800      24.07       5,608,259      33.07      9,144,750      28.89

Exercised                                     (7,093,224)     13.85      (6,547,332)     14.89       (690,102)     15.69

Forfeited                                       (791,952)     19.92        (627,145)     22.27       (351,701)     28.07
                                              ----------                 ----------                ----------
Outstanding at end of year                    24,850,790      17.25      23,284,572      21.58     31,387,519      23.76
                                              ----------                 ----------                ----------
Options exercisable at year-end               14,450,670      14.08      12,169,407      15.63     16,833,561      19.02
                                              ----------                 ----------                ----------
Weighted average fair value of options
   granted during the year                                    11.62                      14.66                     13.48
------------------------------------------------------------------------------------------------------------------------

     The fair values of the option grants in the table above, and for purposes of the pro forma disclosures below, have been estimated as of the date of each grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

(DOLLARS IN MILLIONS)                                                                 1997            1998          1999
Expected volatility                                                                    40%             33%           35%

Risk-free interest rates                                                              6.5%            5.9%          4.9%

Expected lives, in years                                                               5.8             6.1           7.2

Expected dividend yield                                                                 0%              0%            0%

     Had compensation cost for the Company's stock options been determined based on these fair values for awards granted during the past four years, the Company's net income (loss) and earnings (loss) per share would have been the pro forma amounts indicated below:

(DOLLARS IN MILLIONS)                                                             1997             1998          1999
Net income (loss):

   As reported                                                                    $ (244)          $   261       $   249

   Pro forma                                                                        (260)              231           199

Basic earnings (loss) per share:

   As reported                                                                     (0.81)             0.85          0.80

   Pro forma                                                                       (0.86)             0.76          0.65

Diluted earnings (loss) per share:

   As reported                                                                     (0.81)             0.84          0.79

   Pro forma                                                                       (0.86)             0.75          0.64

     These pro forma disclosures only account for stock options granted since June 1, 1995. The pro forma impact is likely to increase in future years as additional options are granted and amortized ratably over the vesting period.


TENET HEALTHCARE CORPORATION AND SUBSIDIARIES 40

NOTE 12 - EMPLOYEE STOCK PURCHASE PLAN
-------------------------------------------------------------------------------

     The Company has an Employee Stock Purchase Plan under which it is authorized to issue up to 5 million shares of common stock to eligible employees of the Company or its designated subsidiaries. Under the terms of the plan, eligible employees can elect to have between 1% and 10% of their base earnings withheld each calendar quarter to purchase, on the last day of the quarter, shares of the Company's common stock at a purchase price equal to 85% of the lower of the closing price on the first day of the quarter or its closing price on the last day of the quarter. Under the plan, the Company sold 727,954 shares to employees in the year ended May 31, 1997 at a weighted average price of $17.64 per share, 703,832 shares in the year ended May 31, 1998 at a weighted average price of $24.87 per share and 1,043,804 shares in the year ended May 31, 1999 at a weighted average exercise price of $21.58 per share.

NOTE 13 - EMPLOYEE RETIREMENT PLANS
-------------------------------------------------------------------------------

     Substantially all employees who are employed by the Company or its subsidiaries, upon qualification, are eligible to participate in a defined contribution 401(k) plan. Employees who elect to participate generally make contributions from 1% to 20% of their eligible compensation, and the Company matches such contributions up to a maximum percentage. Company contributions to the plans were approximately $32 million for fiscal 1997, $39 million for fiscal 1998, and $49 million for fiscal 1999.

NOTE 14 - INVESTMENTS
-------------------------------------------------------------------------------

     The Company's principal long-term investments in unconsolidated affiliates at May 31, 1999 included 511,045 shares of common stock of Ion Beam Applications, S.A., 962,679 shares of iVillage, Inc., 8,301,067 shares of Ventas and 2,865,000 shares of Total Renal Care Holdings, Inc. ("TRC"). Also included in the Company's long-term investments at May 31, 1999 is an investment portfolio of U.S. government securities aggregating $77 million, which resulted from the investment of the proceeds from the Company's sale of 8,301,067 shares of Vencor common stock that it received as a dividend from Ventas in May 1998. This sale resulted in a pretax loss to the Company of $30 million in 1998. The portfolio is being held in an escrow account for the benefit of the holders of the Company's 6% Exchangeable Notes (see Note 7). The Company classifies all these investments as "available for sale" whereby the carrying values of the shares and debt instruments are adjusted to market value at the end of each accounting period through a credit or charge, net of income taxes, to other comprehensive income. At May 31, 1998 and 1999, the aggregate market value of these investments was approximately $299 million and $378 million, respectively.

     In March 1998, the Company contributed 2,135,000 shares of its TRC common stock, with a fair market value of $75 million and an original cost basis of $4 million, to the newly created Tenet Healthcare Foundation, a charitable foundation through which Tenet conducts substantially all of the Company's philanthropic grant making. The effect of the contribution to the foundation, less the gain on the disposition of the TRC shares, has been reflected in net losses on disposals of facilities and long-term investments in the 1998 consolidated statement of operations.


                                41 TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

NOTE 15 - DISCONTINUED OPERATIONS -- PSYCHIATRIC HOSPITAL BUSINESS
-------------------------------------------------------------------------------

     In fiscal 1997, the Company recorded $215 million (less income tax benefits of $81 million) to reflect settlements of patient and other litigation and to record the estimated future costs to settle the remaining litigation all related to certain of its former psychiatric hospitals and to increase the reserves of its wholly owned insurance subsidiary for professional liability claims related to its former psychiatric hospitals by an additional $42 million.

NOTE 16 - EARNINGS PER SHARE
-------------------------------------------------------------------------------

     The following is a reconciliation of the numerators and the denominators of the Company's basic and diluted earnings (loss) per share computations for income or loss from continuing operations for each of the three years ended May 31, 1997 through 1999. Income or loss is expressed in millions and weighted average shares are expressed in thousands:

                                                            EFFECT OF DILUTIVE SECURITIES

                                              BASIC EARNINGS (LOSS)         STOCK OPTIONS  DILUTIVE EARNINGS (LOSS)
                                                          PER SHARE          AND WARRANTS                 PER SHARE
1997   Income (Numerator)                                $     (63)                   --                  $     (63)

       Weighted average shares (Denominator)               303,947                    --                    303,947

       Per share amount                                  $   (0.21)                                       $   (0.21)
-------------------------------------------------------------------------------------------------------------------
1998   Income (Numerator)                                $     378                    --                  $     378

       Weighted average shares (Denominator)               306,255                 5,858                    312,113

       Per share amount                                  $    1.23                                        $    1.22
-------------------------------------------------------------------------------------------------------------------
1999   Income (Numerator)                                $     249                    --                  $     249

       Weighted average shares (Denominator)               310,050                 3,336                    313,386

       Per share amount                                  $    0.80                                        $    0.79
-------------------------------------------------------------------------------------------------------------------

     Outstanding options to purchase 18,948,056 shares of common stock were not included in the computation of earnings per share for fiscal 1999 because the options' exercise prices were greater than the average market price of the common stock.


TENET HEALTHCARE CORPORATION AND SUBSIDIARIES 42

NOTE 17 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
-------------------------------------------------------------------------------

     The carrying amounts of cash and cash equivalents, accounts receivable, current portion of long-term debt, accounts payable and accrued interest payable approximate fair value because of the short maturity of these instruments. The carrying values of investments, both short-term and long-term (excluding investments accounted for by the equity method) are reported at fair value. Long-term receivables are carried at cost and are not materially different from their estimated fair values. The fair value of long-term debt is based on quoted market prices and approximates its carrying value.

NOTE 18 - SUPPLEMENTAL DISCLOSURES TO CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------

     The Company paid interest (net of amounts capitalized) of $346 million, $489 million and $417 million for the years ended May 31, 1997, 1998 and 1999, respectively. Income taxes paid, net of refunds received, during the years ended May 31, 1997 and 1998 amounted to $147 million and $11 million, respectively. Income tax refunds, net of taxes paid, during the year ended May 31, 1999 were $7 million. The fair value of common stock issued for acquisitions of hospitals and other assets was $11 million in 1997 and $9 million in 1998. During 1998, the Company received 1,078,800 shares of common stock having a fair market value of $31 million as payment for a note and the exercise of stock options.

NOTE 19 - SUPPLEMENTAL DISCLOSURES FOR OTHER COMPREHENSIVE INCOME

     The following table sets forth the tax effects allocated to each component of other comprehensive income for the years ended May 31, 1997, 1998 and 1999.

                                                                                                      TAX
                                                                                   BEFORE-TAX    (EXPENSE)    NET-OF-TAX
(DOLLARS IN MILLIONS)                                                                  AMOUNT   OR BENEFIT        AMOUNT
Year ended May 31, 1997

   Unrealized gains (losses) on securities held as available for sale                   $ 134        $ (52)        $  82
------------------------------------------------------------------------------------------------------------------------
Year ended May 31, 1998

   Unrealized gains (losses) on securities held as available for sale                   $ (56)       $  36         $ (20)

   Less: reclassification adjustment for realized gains included in net income            (40)          --           (40)
                                                                                        --------------------------------
                                                                                        $ (96)       $  36         $ (60)
------------------------------------------------------------------------------------------------------------------------
Year ended May 31, 1999

   Foreign currency translation adjustment                                              $  (5)       $   2         $  (3)

   Unrealized gains (losses) on securities held as available for sale                      51          (21)           30
                                                                                        --------------------------------
                                                                                        $  46        $ (19)        $  27
------------------------------------------------------------------------------------------------------------------------


                                43 TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

NOTE 20 - RECENTLY ISSUED ACCOUNTING STANDARDS
-------------------------------------------------------------------------------

     The Company has adopted Statement of Financial Accounting Standards No. 131 "Disclosures About Segments of an Enterprise and Related Information." Because the Company's business of providing health care through its domestic general hospitals, physician practices, and related health care facilities is a single reportable operating segment under this accounting standard, no new or additional disclosures are required of the Company. The Company's chief operating decision maker, as that term is defined in the accounting standard, regularly reviews financial information about each of the Company's facilities and subsidiaries for assessing performance and allocating resources. Operating and resource allocation decisions are not made on a market, regional or other geographical basis.

     In March and in April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued two Statements of Position ("SOPs") that are effective for financial statements for fiscal years beginning after December 15, 1998, which will apply to the Company beginning June 1, 1999. SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," provides guidance on the circumstances under which the costs of certain computer software should be capitalized and/or expensed. SOP 98-5, "Reporting on the Costs of Start-Up Activities," requires such costs to be expensed as incurred instead of capitalized and amortized.

     As of June 1, 1999, the Company changed its method of accounting for start-up costs in accordance with SOP 98-5. The change in accounting principle will result in the write-off of the start-up costs capitalized as of May 31, 1999 ($19 million, net of tax benefit). The write-off will be shown as a cumulative effect of a change in accounting principle.

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which is effective for financial statements for fiscal years beginning after June 15, 2000, and which will apply to the Company beginning June 1, 2001. SFAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities.

     The Company does not expect the adoption of these new accounting standards and statements of position to have a material effect on its future results of operations.


TENET HEALTHCARE CORPORATION AND SUBSIDIARIES 44

                                             SUPPLEMENTARY FINANCIAL INFORMATION

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                           FISCAL 1998 QUARTERS                      FISCAL 1999 QUARTERS
(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)    FIRST     SECOND    THIRD     FOURTH      FIRST     SECOND    THIRD     FOURTH
Net operating revenues                             $2,331    $2,429    $2,564    $2,571      $2,553    $2,563    $2,822    $2,942

Income (loss) from continuing operations              116       138       148       (24)        137       125       124      (137)

Net income (loss)                                     116       138       148      (141)        137       125       124      (137)
---------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) per share from continuing
  operations:

   Basic                                           $ 0.38    $ 0.45    $ 0.48    $(0.08)     $ 0.44    $ 0.40    $ 0.40    $(0.44)

   Diluted                                         $ 0.38    $ 0.44    $ 0.47    $(0.08)     $ 0.44    $ 0.40    $ 0.40    $(0.44)
---------------------------------------------------------------------------------------------------------------------------------

     Quarterly operating results are not necessarily representative of operations for a full year. For example, fiscal 1997 includes expenses of $151 million recorded in the third quarter and $37 million recorded in the fourth quarter in connection with the OrNda Merger, and restructuring charges of $18 million, impairment losses of $413 million and an $18 million loss for the additional liability related to the Company's indexed debt instruments, recorded in the fourth quarter, as well as a $47 million extraordinary charge from early extinguishment of debt in the third quarter and a $134 million charge to discontinued operations in the fourth quarter. Fiscal 1998 includes an $18 million gain recorded in the second quarter related to a change in the index value of the Company's 6% Exchangeable Notes, and a $35 million loss from disposal of long-term investments, impairment charges of $221 million, as well as a $117 million extraordinary charge from early extinguishment of debt in the fourth quarter. Fiscal 1999 includes impairment and restructuring charges of $363 million recorded in the fourth quarter.

COMMON STOCK INFORMATION (UNAUDITED)

                                                           FISCAL 1998 QUARTERS                      FISCAL 1999 QUARTERS
                                                   FIRST    SECOND     THIRD    FOURTH        FIRST    SECOND   THIRD      FOURTH
Price range:

   High                                            31 1/2   33 1/4     37 1/2   40 15/16      35 3/8    31 1/4  31 15/16    26 3/4

   Low                                             25 1/2   26 7/16    30 3/8   34 3/4        25 3/8    25 5/8  19          16

     At May 31, 1999, there were approximately 16,500 holders of record of the Company's common stock. The Company's common stock is listed and traded on the New York and Pacific stock exchanges. The stock prices above are the high and low sales prices as reported in the NYSE Composite Tape for the last two fiscal years. The Company's credit facility prohibits the declaration or payment of dividends unless its senior long-term unsecured debt securities are rated BBB-or higher by Standard and Poors Rating Services and Baa3 or higher by Moody's Investors Services, Inc.


                                45 TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

DIRECTORS AND MANAGEMENT

BOARD OF DIRECTORS

Jeffrey C. Barbakow 1, 4
CHAIRMAN AND CHIEF EXECUTIVE OFFICER,
TENET HEALTHCARE CORPORATION

Lawrence Biondi, S.J. 2, 4, 5
PRESIDENT, ST. LOUIS UNIVERSITY

Bernice B. Bratter 1, 3, 4
PRESIDENT, LOS ANGELES WOMEN'S FOUNDATION

Sanford Cloud Jr. 5, 6, 7
PRESIDENT AND CHIEF EXECUTIVE OFFICER,
NATIONAL CONFERENCE FOR COMMUNITY AND JUSTICE

Maurice J. DeWald 1, 2, 3, 7
CHAIRMAN, VERITY FINANCIAL GROUP, INC.

Michael H. Focht Sr. 1, 5
RETIRED PRESIDENT AND CHIEF OPERATING
OFFICER, TENET HEALTHCARE CORPORATION

Raymond A. Hay 2, 4, 5, 7
CHAIRMAN, ABERDEEN ASSOCIATES

Lester B. Korn 1, 3, 6
CHAIRMAN AND CHIEF EXECUTIVE OFFICER,
KORN TUTTLE CAPITAL GROUP

Floyd D. Loop, M.D. 2, 6
CHAIRMAN AND CHIEF EXECUTIVE OFFICER,
THE CLEVELAND CLINIC FOUNDATION

Richard S. Schweiker 2, 5
RETIRED PRESIDENT,
AMERICAN COUNCIL OF LIFE INSURANCE

BOARD COMMITTEES

1    Executive Committee

2    Audit Committee

3    Compensation and Stock Option Committee

4    Nominating Committee

5    Ethics and Quality Assurance Committee

6    Pension Committee

7    Shareholder Proposals Committee


PRINCIPAL MANAGEMENT

Jeffrey C. Barbakow
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Trevor Fetter
OFFICE OF THE PRESIDENT, CHIEF CORPORATE
OFFICER AND CHIEF FINANCIAL OFFICER

Thomas B. Mackey
OFFICE OF THE PRESIDENT, CHIEF OPERATING OFFICER

Stephen F. Brown
EXECUTIVE VICE PRESIDENT
AND CHIEF INFORMATION OFFICER

Alan R. Ewalt
EXECUTIVE VICE PRESIDENT, HUMAN RESOURCES

Reynold J. Jennings
EXECUTIVE VICE PRESIDENT, SOUTHEAST DIVISION

Raymond L. Mathiasen
EXECUTIVE VICE PRESIDENT
AND CHIEF ACCOUNTING OFFICER

David R. Mayeux
EXECUTIVE VICE PRESIDENT,
ACQUISITION & DEVELOPMENT

Barry P. Schochet
VICE CHAIRMAN

W. Randolph Smith
EXECUTIVE VICE PRESIDENT,
CENTRAL-NORTHEAST DIVISION

Neil M. Sorrentino
EXECUTIVE VICE PRESIDENT, WESTERN DIVISION

Christi R. Sulzbach
EXECUTIVE VICE PRESIDENT,
GENERAL COUNSEL AND CHIEF COMPLIANCE OFFICER

SENIOR VICE PRESIDENTS

William L. Bradley
CENTRAL STATES AND MASSACHUSETTS REGION

Dennis M. Brown
NORTHERN REGION

David S. Dearman
OPERATIONS FINANCE

Lee Domanico
PENNSYLVANIA REGION

Steven Dominguez
GOVERNMENT PROGRAMS

Michael W. Gallo
PATIENT FINANCIAL SERVICES

Jeffrey S. Heinemann
TENET PHYSICIAN SERVICES

Bruce L. Johnson
AUDIT SERVICES

T. Dennis Jorgensen
ETHICS, BUSINESS CONDUCT AND ADMINISTRATION

Ben F. King
FINANCE, CENTRAL-NORTHEAST DIVISION

Kenneth B. Love Jr.
FINANCE, WESTERN DIVISION

David S. McAdam
CORPORATE COMMUNICATIONS

Martin J. Paris, M.D., M.P.H.
MEDICAL AFFAIRS AND QUALITY IMPROVEMENT

Suzanne T. Porter
STRATEGY & DEVELOPMENT

Timothy L. Pullen
CONTROLLER

David C. Ricker
MATERIEL RESOURCE MANAGEMENT

Paul J. Russell
INVESTOR RELATIONS

Don S. Steigman
FLORIDA REGION

Michael E. Tyson
FINANCE, SOUTHEAST DIVISION

Kenneth K. Westbrook
ORANGE COUNTY MARKET

Barry A. Wolfman
QUAD COUNTIES MARKET


TENET HEALTHCARE CORPORATION AND SUBSIDIARIES 46

VICE PRESIDENTS

Jacinta Titialii Abbott
ASSISTANT GENERAL COUNSEL

Michael P. Appelhans
ASSISTANT GENERAL COUNSEL

Craig C. Armin
GOVERNMENT PROGRAMS

William A. Barrett
ASSISTANT GENERAL COUNSEL

Steven R. Blake
FINANCE, NORTHERN REGION

Monica L. Bowman
OPERATIONS, TENET PHYSICIAN SERVICES

Sanford M. Bragman
RISK MANAGEMENT

Sam I. Brandt, M.D.
MEDICAL INFORMATICS & CLINICAL PROCESSES

Mark H. Bryan
FLORIDA REGION

Gregory H. Burfitt
SOUTHERN STATES REGION

Lourdes Cordero
HUMAN RESOURCES, OPERATIONS

Alan N. Cranford
OPERATIONS, INFORMATION SYSTEMS

Stephen F. Diaz
CORPORATE FINANCIAL PLANNING

Curtis L. Dosch
FINANCE, SOUTHERN STATES REGION

William R. Durham
FINANCE, SOUTHEAST DIVISION

Robert Duzan
FINANCE, WESTERN DIVISION

Donna E. Erb
ASSISTANT GENERAL COUNSEL

Deborah J. Ettinger
BUSINESS DEVELOPMENT, WESTERN DIVISION

Stephen D. Farber
TREASURER

Richard W. Fiske
ACQUISITION & DEVELOPMENT

Lynn S. Hart
GOVERNMENT RELATIONS

Robert S. Hendler, M.D.
MEDICAL EDUCATION & TECHNOLOGY ASSESSMENT

Lawrence G. Hixon
CORPORATE FINANCIAL REPORTING

Michael S. Hongola
FINANCIAL SYSTEMS

Jeffrey Koury
FINANCE, WESTERN DIVISION

Matthew A. Kurs
ST. LOUIS MARKET

Paul Kusserow
CORPORATE STRATEGY & VENTURES

William W. Leyhe
INTEGRATED DELIVERY, WESTERN DIVISION

William Loorz
CONSTRUCTION & DESIGN

John A. Lynn
COMPENSATION

Deborah A. Maicach
PATIENT MANAGEMENT APPLICATIONS

Stephen L. Newman, M.D.
GULF STATES REGION

Paul E. O'Neill
ACQUISITION & DEVELOPMENT

Steven T. Pfeil
BUYPOWER

Douglas E. Rabe
TAX

Rodney Reasoner
FINANCE, CENTRAL STATES & MASSACHUSETTS REGION

Norma Resneder
HUMAN RESOURCES, OPERATIONS

J. Scott Richardson
FINANCE, TEXAS REGION

Gary W. Robinson
ASSISTANT GENERAL COUNSEL

Mario E. Rodriguez
GOVERNMENT PROGRAMS

Leonard H. Rosenfeld
QUALITY MANAGEMENT

C. David Ross
FINANCE, FLORIDA REGION

Richard B. Silver
ASSOCIATE GENERAL COUNSEL AND
CORPORATE SECRETARY

Charles R. Slaton
TEXAS REGION

Gerald L. Stevens
STRATEGIC PROJECTS

Donald W. Thayer
ACQUISITION & DEVELOPMENT

Eric A. Tuckman
ACQUISITION & DEVELOPMENT

Gustavo A. Valdespino
LOS ANGELES COUNTY MARKET

Paul A. Walker
PENNSYLVANIA REGION

Davis L. Watts
BUSINESS OFFICE SERVICES

Steven Weiss
FINANCE, ST. LOUIS MARKET

William R. Wilson
FINANCE, PENNSYLVANIA REGION

SUBSIDIARIES

Jay A. Silverman
CHIEF EXECUTIVE OFFICER, SYNDICATED
OFFICE SYSTEMS


                                47 TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

COMMON STOCK LISTING

The Company's common stock is listed under the symbol THC on the New York and Pacific stock exchanges.

Debt securities listed on the New York Stock Exchange are:

9 5/8% Senior Notes due 2002
7 7/8% Senior Notes due 2003
8 5/8% Senior Notes due 2003
6% Exchangeable Subordinated
   Notes due 2005
8% Senior Notes due 2005
10 1/8% Senior Subordinated
   Notes due 2005
8 5/8% Senior Subordinated
   Notes due 2007
7 5/8% Series B Senior Notes
   due 2008
8 1/8% Series B Senior Subordinated
   Notes due 2008


INVESTOR CONTACTS

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

Receive and Deliver Dept. - 11W
P.O. Box 11002
Church Street Station
New York, NY 10286

Please address other inquiries for the transfer agent to:

Shareholder Relations Dept. - 11E
P.O. Box 11258
Church Street Station
New York, NY 10286


COMPANY INFORMATION

The Company reports annually to the Securities and Exchange Commission on Form 10-K. The Company also publishes an annual report to shareholders and reports quarterly earnings. You may obtain copies of these and other documents as listed below. Please note that the Company no longer mails quarterly letters to shareholders; instead it has made available new means for shareholders to obtain information on a more timely basis:

VIA THE WORLD WIDE WEB

The Company's web site, www.tenethealth.com, offers extensive information about the Company's operations and financial performance, including a comprehensive series of investor pages. Current and archived quarterly earnings reports, annual reports and other documents can be accessed and/or downloaded.

VIA FACSIMILE

To request that the Company's current quarterly earnings report be delivered via facsimile, please call (888) 896-9016.

VIA MAIL

To request any financial literature be mailed to you, please call the Company's literature request hotline at (805) 563-6969 or write to Tenet Investor Relations.


INVESTOR RELATIONS

For all other shareholder inquiries, please contact:

Paul J. Russell
Senior Vice President,
Investor Relations
P.O. Box 31907
Santa Barbara, CA 93130
Phone: (805) 563-7188
Fax: (805) 563-6877
E-mail: paul.russell@tenethealth.com

Diana L. Takvam
Senior Director, Investor Relations
P.O. Box 31907
Santa Barbara, CA 93130
Phone: (805) 563-6883
Fax: (805) 563-6877
E-mail: diana.takvam@tenethealth.com


ANNUAL MEETING

The annual meeting of shareholders of Tenet Healthcare Corporation will be held at 11:00 a.m. on Wednesday, October 6, 1999, at the Westin Galleria Hotel, 13340 Dallas Parkway, Dallas, Texas.


CORPORATE HEADQUARTERS

Tenet Healthcare Corporation
3820 State Street
Santa Barbara, CA 93105
(805) 563-7000
www.tenethealth.com


TENET HEALTHCARE CORPORATION AND SUBSIDIARIES 48