Form 10-K405, Exhibit 13
period 2000-05-31
TENET HEALTHCARE CORP
filed 2000-08-15
CIK 70318

                                                                     EXHIBIT 13

TENET -- Healthcare Corporation

                                   Tenet 2000

                                  ANNUAL REPORT

                        LETTER TO SHAREHOLDERS   1

                       SELECTED FINANCIAL DATA
                         CONTINUING OPERATIONS   5

            MANAGEMENT'S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION & RESULTS OF OPERATIONS   6

                          REPORT OF MANAGEMENT   17

                  INDEPENDENT AUDITORS' REPORT   18

             CONSOLIDATED FINANCIAL STATEMENTS   19

                         NOTES TO CONSOLIDATED
                          FINANCIAL STATEMENTS   23

                       SUPPLEMENTARY FINANCIAL
                                   INFORMATION   41

                        DIRECTORS & MANAGEMENT   42

                         CORPORATE INFORMATION   44


      Tenet and its subsidiaries own and operate general hospitals and many related health care services. In communities across the U.S., our dedicated 106,000 employees treated millions of patients last year. Their work embodies the core business philosophy reflected in our name: the importance of shared values among partners in providing a full spectrum of quality health care.

                                     TENET

[LOGO] TENET


3820 State Street
Santa Barbara, CA  93105
805.563.7000
www.tenethealth.com

                                                        LETTER TO SHAREHOLDERS
                     CHAIRMAN AND CHIEF EXECUTIVE OFFICER, JEFFREY C. BARBAKOW

Tenet gained tremendous momentum during the course of fiscal 2000 as our strategies to mitigate a third straight year of incremental reductions in Medicare payments took hold.

As a result, I'm very pleased to report that Tenet's earnings per share from operations before special charges in fiscal 2000 was $1.81, a 10 percent increase over fiscal 1999, when earnings per share was $1.65.

Strong commercial pricing and excellent cost controls spurred the growth in earnings. Fiscal 2000 was our best year for cash flow from operations, which grew to $869 million, up $287 million over fiscal 1999. Free cash flow, plus proceeds from asset sales, allowed us to reduce our debt by $787 million in fiscal 2000. By the close of the year, our strong balance sheet was even stronger and all the key coverage ratios had improved.

TENET TODAY

Clearly, our strategy of building strong integrated health care delivery systems in the communities we serve is working, and we remain committed to it.

During fiscal 2000, we further refined our portfolio of hospitals, divesting 21 nonstrategic facilities and adding one more -- Doctors Regional Medical Center in Poplar Bluff, Mo. -- which we integrated with our existing hospital there. Today, just under two-thirds of our hospitals are located in markets or counties where Tenet holds either the No. 1 or a strong No. 2 market position.

Our regional networks are anchored by six major teaching hospitals that serve as the primary teaching hospitals for four prestigious medical schools -- the University of Southern California School of Medicine in Los Angeles; Saint Louis University School of Medicine in St. Louis; Creighton University School of Medicine in Omaha, Neb; and MCP Hahnemann University in Philadelphia.
More than 30 other Tenet hospitals, including several in New Orleans and Atlanta, also serve as training facilities for new physicians.

The strength of our hospital networks gives us greater leverage in contract negotiations with payers, enabling us to gain better prices and terms. In fact, in fiscal 2000 we saw some of the best commercial pricing trends we've seen in years.

OUR BACK TO BASICS FOCUS

Key to the improvement in Tenet's performance was our intense
"Back-to-Basics" operating strategy, which we first introduced early in calendar 1999. During fiscal 2000, we reaped the benefits of the numerous initiatives we put in place as part of this strategy.

For example, despite a national nursing shortage and increased pressure on wages, our labor costs actually declined as a percent of revenues. We achieved this reduction through a combination of productivity improvements and outsourcing of some nonpatient care functions like housekeeping and dietary services.


                             TENET HEALTHCARE CORPORATION AND SUBSIDIARIES   1

Supply expense is another area where we were able to control costs -- in spite of upward pressure from new technologies and rising pharmaceutical costs. Our success in managing supply costs is a reflection of sophisticated purchasing and utilization strategies initiated by our BuyPower group-purchasing organization.

We also made progress in our efforts to abate the growth in bad debt expense. Rising bad debt expense is an industrywide phenomenon caused primarily by a shift in business from Medicare to managed care. Although full-year results show an increase in bad debt expense over the prior year, we are gratified by the improvement from the first quarter, in which bad debt expense peaked at
7.8 percent of revenues, to the fourth quarter, in which it dropped to 7.0 percent of revenues. This hard-won progress is a result of many initiatives implemented under our Back-to-Basics strategy -- initiatives that cover virtually all of the contracting, admitting, billing and collections functions at our hospitals.

We also made progress on our initiative to unwind our physician management and employment relationships, which have not been profitable. During fiscal 2000, we either took steps to terminate or allowed to expire management and employment agreements with approximately 50 percent of our contracted physicians. We continue to work toward similar arrangements with the majority of the remaining contracted physicians.

Finally, our initiatives to improve cash flow bore substantial fruit. We distributed tool kits for our hospitals to use to improve their business office processes, showcased facilities that have developed best practices and examined every aspect of our business practices that could be improved to enhance collections and increase cash flow. As a result, cash flow from operations grew nearly 50 percent from fiscal 1999, making fiscal 2000 a record year for operating cash flow.

OUR VISION FOR TENET

Looking to the future, we see important changes on the horizon.

For one, patients are increasingly taking a more active role in managing their care and are more informed about their choices. This growing consumerism will transform how health care is delivered, and organizations that provide quality care and service will gain a clear and sustainable competitive edge. To ensure that Tenet remains at the forefront of health care delivery, we've established three key goals for the company:

 -   To lead our industry in quality and service,

 -   To become the employer of choice, and

 -   To be a technology leader in our field.

I'm very excited about the possibilities that new technology presents, not just for improving the quality of patient care at our hospitals, but also for disseminating best practices throughout the company, enhancing our ability to provide education and training for our employees and strengthening our relationships with our physicians. During fiscal 2000, we unveiled several initiatives and pilot programs to help us achieve our goals.

A critical initiative in the area of quality and service is a program we call the Partnership for Change. This initiative is designed to improve clinical outcomes, reduce complications and lower the cost of care at our hospitals. It involves improving hospital processes, identifying best clinical practices and providing clinicians with the support and information they need to make appropriate treatment decisions. To do this, we are using new technology that puts the necessary information, in real time, into the hands of case managers on the patient floors. The Partnership for Change is already in place in 37 of our hospitals, including many of our facilities in New Orleans, South Florida and Southern California. We expect the Partnership for Change to be fully implemented by the end of fiscal 2001.

                                                         LETTER TO SHAREHOLDERS
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER, JEFFREY C. BARBAKOW

Our Target 100 program, another key initiative, seeks to achieve 100 percent satisfaction rates among our most-important constituents -- patients, employees and physicians. Target 100 engages every employee -- from the hospital CEO to the floor nurse to the admissions clerk -- in a structured process aimed at improving customer service, communications, and coordination and service among hospital departments. It's in place at about 25 Tenet hospitals and will be expanded to more than half of our facilities by the end of calendar 2000.

Using TenetMD.com, our proprietary website, physicians who practice at Tenet hospitals will be able to access patient demographic information, lab results and other information about their patients wherever they have access to the Internet. If we can facilitate the flow of critical information between our hospitals, doctors and patients, we'll improve the patient care process and increase patient and physician satisfaction.

Tenet has been an active investor in companies that are developing promising health care technologies. To date, we've invested in 10 ventures and realized proceeds far above the value of our original investments. More importantly, we've gained in-house intellectual capital by working with companies that are in the forefront of adapting the Internet and other technologies to health care uses.

Our highest profile strategic venture so far has been the creation of Broadlane Inc., a joint venture with Ventro Corporation, a business-to-business e-commerce company. Essentially, we are integrating BuyPower's established services and extensive contract base with Ventro's proven e-commerce platform, providing buyers and sellers of health care supplies with an electronic supply marketplace. Tenet remains the largest shareholder in Broadlane, which is a private company. Broadlane is exceedingly well positioned in the high-volume hospital and medical supply market and we are very excited about its future prospects.

We made an important addition to Tenet's executive management team in fiscal 2000. David L. Dennis joined Tenet in February as vice chairman, chief corporate officer and chief financial officer. A veteran investment banker with extensive background in health care, David shares the Office of the President with Thomas B. Mackey, Tenet's chief operating officer. David is an outstanding strategist with broad experience in many different aspects of the health care industry. As co-head of Donaldson, Lufkin and Jenrette's health care group, David was closely involved with many of Tenet's transactions and corporate financings. He's an invaluable resource as we move forward and position ourselves to capitalize on the health care technology revolution.

We also reluctantly said farewell to a long-serving member of the Tenet Board of Directors shortly after the end of the fiscal year. Richard S. Schweiker, who has had a long and distinguished career in politics and private business, including serving as Secretary of Health and Human Services in the Reagan Administration, retired after nearly 16 years on the Tenet board. We have greatly appreciated and benefited from Dick's rock-solid counsel and advice during all those years. Joining the board in fiscal 2000 was Van B. Honeycutt, chairman, president and chief executive officer of Computer Sciences Corporation. Van's understanding of the health care business coupled with his extensive knowledge of technology make him an invaluable addition to our board.

LOOKING AHEAD

I believe the future has never looked more promising for Tenet.

We are part of an industry with enormous growth potential. National expenditures on health care are projected to nearly double to $2.2 trillion in the next eight years.


                             TENET HEALTHCARE CORPORATION AND SUBSIDIARIES   3

We have a strong portfolio of hospitals, ranging from top teaching hospitals to facilities that are strong sole-providers in their communities.

To meet the challenge of operating in one of the most highly regulated industries in the nation, we have strong and effective ethics and compliance programs in place to guide our employees as they go about the demanding task of providing quality patient care. Our management team is fully committed to the principles enshrined in these programs.

The political climate in Washington is decidedly better today than it has been in a long time. After three years of significant cuts in Medicare reimbursement, we expect government payments to be better in fiscal 2001 -- and that's the first time in four years that we can say that. Additionally, we expect continued commercial pricing improvements to spur strong top-line growth.

And there's another area in which I believe we have a real advantage over our competitors -- the quality and commitment of our employees.

Health care is a very special business, one that touches people's lives in a very profound way. By their very definition, hospitals deal in life-and-death matters. For many of the men and women who care for the sick at our hospitals, health care is not just a career -- it's a calling. And supporting them are what I believe to be some of the top hospital managers in the industry and an outstanding corporate team.

To celebrate those who represent the best of who we are and what we do, we created a special recognition program in fiscal 2000 -- the Chairman's Awards for Outstanding Service. There were four honorees this year: Phil Arroyo, the evening shift radiology supervisor at Fountain Valley Regional Hospital and Medical Center in Orange County, Calif.; Nancy Ancona, a registered nurse at Parkway Regional Medical Center in North Miami; Judie Cook, a registered nurse in the nursery at Frye Regional Medical Center in Hickory, N.C., and Chris Kennedy, a licensed practical nurse at Medical College of Pennsylvania Hospital in Philadelphia.

Throughout their careers, Phil, Nancy, Judie and Chris have demonstrated the dedication and compassion that is at the heart of quality patient care. Their accomplishments are too numerous to list. But there is a particular story about each of them that I think exemplifies why they are special. Last December, as a Christmas present to the children of a terminally ill cancer patient under his care, Phil, an avid surfer, took them to the beach and gave them a surfing lesson. Nancy helped start a "healthy heart center" at Parkway as an outreach to Haitian immigrants. Judie comforted a pregnant mother dying from pancreatic cancer, who came to the hospital to deliver her baby, by bringing her vegetarian meals that she had cooked at home. Chris brought in a keyboard for a patient dying of colon cancer who confided to her how much he longed to play the piano one more time before he died.

I want to thank all four of them, as well as the tens of thousands of other Tenet caregivers in communities across the nation. The success we have experienced this year is a direct result of their efforts every day on behalf of our patients. With their help, we will build on our accomplishments to make fiscal 2001 an even more successful year for Tenet.

Sincerely,

/s/ JEFFREY C. BARBAKOW

Jeffrey C. Barbakow
Chairman and Chief Executive Officer

                                                        SELECTED FINANCIAL DATA
                                                          CONTINUING OPERATIONS


              DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS
                                          OPERATING RESULTS                                                 YEARS ENDED MAY 31
                                                                         1996        1997         1998        1999        2000
                                                                      .........................................................

Net operating revenues                                                $ 7,706     $ 8,691      $ 9,895     $10,880     $11,414
-------------------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES:
-------------------------------------------------------------------------------------------------------------------------------
     Salaries and benefits                                              3,139       3,595        4,052       4,412       4,508
-------------------------------------------------------------------------------------------------------------------------------
     Supplies                                                           1,056       1,197        1,375       1,525       1,595
     --------------------------------------------------------------------------------------------------------------------------
     Provision for doubtful accounts                                      436         498          588         743         851
     --------------------------------------------------------------------------------------------------------------------------
     Other operating expenses                                           1,658       1,878        2,071       2,342       2,525
     --------------------------------------------------------------------------------------------------------------------------
     Depreciation                                                         319         335          347         421         411
     --------------------------------------------------------------------------------------------------------------------------
     Amortization                                                         100         108          113         135         122
     --------------------------------------------------------------------------------------------------------------------------
     Impairment and other unusual charges                                  86         619          221         363         355
-------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                          912         461        1,128         939       1,047
-------------------------------------------------------------------------------------------------------------------------------
Interest expense                                                         (425)       (417)        (464)       (485)       (479)
-------------------------------------------------------------------------------------------------------------------------------
Investment earnings                                                        27          27           22          27          22
-------------------------------------------------------------------------------------------------------------------------------
Equity in earnings of unconsolidated subsidiaries                          25          --           --          --          --
-------------------------------------------------------------------------------------------------------------------------------
Minority interests in income of consolidated subsidiaries                 (30)        (27)         (22)         (7)        (21)
-------------------------------------------------------------------------------------------------------------------------------
Net gains (losses) on disposals of facilities and long-term
  investments                                                             346         (18)         (17)         --          49
-------------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                     855          26          647         474         618
-------------------------------------------------------------------------------------------------------------------------------
Income taxes                                                             (373)        (89)        (269)       (225)       (278)
-------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS                              $   482     $   (63)     $   378     $   249      $  340
===============================================================================================================================
BASIC EARNINGS (LOSS) PER COMMON SHARE FROM CONTINUING OPERATIONS     $  1.71     $ (0.21)     $  1.23     $  0.80      $ 1.09
===============================================================================================================================
DILUTED EARNINGS (LOSS) PER COMMON SHARE FROM CONTINUING OPERATIONS   $  1.65     $ (0.21)     $  1.22     $  0.79      $ 1.08
===============================================================================================================================

                                         BALANCE SHEET DATA                                                       AS OF MAY 31
                                                                         1996        1997         1998        1999        2000
                                                                      .........................................................

WORKING CAPITAL                                                       $   499     $   621      $ 1,182     $ 1,940      $1,682
-------------------------------------------------------------------------------------------------------------------------------
Total assets                                                           10,768      11,606       12,774      13,771      13,161
-------------------------------------------------------------------------------------------------------------------------------
Long-term debt, excluding current portion                               4,421       5,022        5,829       6,391       5,668
-------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity                                                    3,267       3,224        3,558       3,870       4,066
-------------------------------------------------------------------------------------------------------------------------------
Book value per common share                                             11.09       10.65        11.50       12.44       12.97
===============================================================================================================================

                                             CASH FLOW DATA                                                 YEARS ENDED MAY 31
                                                                         1996        1997         1998        1999        2000
                                                                      .........................................................

Cash provided by operating activities                                 $   349     $   404      $   403     $   582      $  869
-------------------------------------------------------------------------------------------------------------------------------
Cash used in investing activities                                        (800)     (1,125)      (1,083)     (1,147)        (36)
-------------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in) financing activities                           398         653          668         571        (727)
===============================================================================================================================


                             TENET HEALTHCARE CORPORATION AND SUBSIDIARIES   5

MANAGEMENT'S DISCUSSION & ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Highlights for the year ended May 31, 2000 included the following:

 -  strong growth in patient revenues
 -  continuing effective cost controls
 -  significant improvements in cash flow
 -  significant reductions of debt
 - progress in Company's initiatives to reduce losses from its physician practices

On a same-facility basis, patient revenues improved 8.4% over last year, admissions were up 1.4% and net inpatient revenue per admission improved 6.4%. Total Company operating margins (the ratio of operating income to net operating revenues) increased from 8.6% to 9.2%. Net cash provided by operating activities increased by $287 million during the year, to $869 million. The Company reduced its debt by $787 million. Company management authorized the termination or expiration of contractual relationships with approximately 50% of its contracted physicians.

The Company reported income from continuing operations before income taxes of $647 million in 1998, $474 million in 1999 and $618 million in 2000. The most significant unusual items affecting the results of continuing operations in the last three years have been: (1) acquisitions and sales of facilities and long-term investments and (2) impairment and other unusual charges. The pretax impact of these items is shown below:

                                 DOLLARS IN MILLIONS
                                 PRETAX IMPACT
                                                                         1998          1999         2000
 ...........................................................................................................

Gains (losses) on sales of facilities and long-term investments, net   $  (17)      $   --        $   49
-----------------------------------------------------------------------------------------------------------
Impairment and other unusual charges                                     (221)         (363)        (355)
-----------------------------------------------------------------------------------------------------------
Net pretax impact (after tax, diluted per share: $(0.51) in 1998,
$(0.86) in 1999 and $(0.73) in 2000)                                    $(238)       $ (363)      $ (306)
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

Excluding the items in the table above, income from continuing operations before income taxes would have been $885 million in 1998, $837 million in 1999 and $924 million in 2000 and diluted earnings per share from continuing operations would have been $1.73 in 1998, $1.65 in 1999 and $1.81 in 2000.

Results of operations for the year ended May 31, 2000 include the operations of 12 general hospitals acquired in 1999 and one general hospital acquired in 2000 and exclude, from the dates of sale or closure, the operations of 21 general hospitals and certain other facilities sold or closed since May 31, 1999. Results of operations for the year ended May 31, 1999 include the operations of six general hospitals acquired in 1998 and exclude, from the dates of sale or closure, the operations of four general hospitals, 29 home health agencies and certain other facilities sold or closed since May 31, 1998.

The following is a summary of operating income for the past three fiscal years:

                    OPERATING INCOME
                                         1998     1999     2000        1998     1999     2000
                                        .........................................................
                                         (DOLLARS IN MILLIONS)    (% OF NET OPERATING REVENUES)
NET OPERATING REVENUES:
-------------------------------------------------------------------------------------------------
     Domestic general hospitals (1)    $8,997  $ 9,958  $10,666       90.9%    91.5%    93.4%
-------------------------------------------------------------------------------------------------
     Other operations (2)                 898      922      748        9.1%     8.5%     6.6%
-------------------------------------------------------------------------------------------------
                                       $9,895  $10,880  $11,414      100.0%   100.0%   100.0%
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
OPERATING EXPENSES:
-------------------------------------------------------------------------------------------------
     Salaries and benefits              4,052    4,412    4,508       41.0%    40.6%    39.5%
-------------------------------------------------------------------------------------------------
     Supplies                           1,375    1,525    1,595       13.9%    14.0%    14.0%
-------------------------------------------------------------------------------------------------
     Provision for doubtful accounts      588      743      851        5.9%     6.8%     7.5%
-------------------------------------------------------------------------------------------------
     Other operating expenses           2,071    2,342    2,525       20.9%    21.5%    22.1%
-------------------------------------------------------------------------------------------------
     Depreciation                         347      421      411        3.5%     3.9%     3.6%
-------------------------------------------------------------------------------------------------
     Amortization                         113      135      122        1.2%     1.2%     1.0%
-------------------------------------------------------------------------------------------------
OPERATING INCOME BEFORE IMPAIRMENT
AND OTHER UNUSUAL CHARGES               1,349    1,302    1,402        13.6%    12.0%    12.3%
-------------------------------------------------------------------------------------------------
Impairment and other unusual charges      221      363      355         2.2%     3.4%     3.1%
-------------------------------------------------------------------------------------------------
OPERATING INCOME                       $1,128   $  939   $1,047        11.4%     8.6%     9.2%
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

(1) Net operating revenues of domestic general hospitals include inpatient and outpatient revenues, as well as nonpatient revenues, primarily rental income and services such as cafeteria, gift shops, parking and other miscellaneous revenue.
(2) Net operating revenues of other operations consist primarily of revenues from (i) physician practices; (ii) rehabilitation hospitals, long-term-care facilities, psychiatric and specialty hospitals that are located on or near the same campuses as the Company's general hospitals; (iii) the Company's hospital in Barcelona, Spain; (iv) health care joint ventures operated by the Company; (v) subsidiaries of the Company offering managed care and indemnity products; and (vi) equity in earnings of unconsolidated affiliates.

                             TENET HEALTHCARE CORPORATION AND SUBSIDIARIES   7

The table below sets forth certain selected historical operating statistics for the Company's domestic general hospitals:


         OPERATING STATISTICS                                                         INCREASE (DECREASE)
                                                1998           1999           2000         1999 TO 2000
                                   .........................................................................
Number of hospitals (at end of period)           122            130            110                  (20)(1)
------------------------------------------------------------------------------------------------------------
Licensed beds (at end of period)              27,867         30,791         26,939                (12.5)%
------------------------------------------------------------------------------------------------------------
Net inpatient revenues (in millions)     $     5,843    $     6,516    $     7,029                  7.9%
------------------------------------------------------------------------------------------------------------
Net outpatient revenues (in millions)    $     2,978    $     3,185    $     3,394                  6.6%
------------------------------------------------------------------------------------------------------------
Admissions                                   872,433        940,247        936,142                 (0.3)%
------------------------------------------------------------------------------------------------------------
Equivalent admissions(2)                  1,268,264      1,360,024      1,351,295                 (0.6)%
------------------------------------------------------------------------------------------------------------
Average length of stay (days)                    5.2            5.2            5.2                   --
------------------------------------------------------------------------------------------------------------
Patient days                               4,547,312      4,881,439      4,888,649                  0.1%
------------------------------------------------------------------------------------------------------------
Equivalent patient days(2)                6,557,525      6,997,079      6,975,306                 (0.3)%
------------------------------------------------------------------------------------------------------------
Net inpatient revenues per patient day   $     1,285    $     1,335    $     1,438                  7.7%
------------------------------------------------------------------------------------------------------------
Net inpatient revenues per admission     $     6,697    $     6,930    $     7,508                  8.2%
------------------------------------------------------------------------------------------------------------
Utilization of licensed beds                    44.0%          45.4%          46.8%                  1.4%(1)
------------------------------------------------------------------------------------------------------------
Outpatient visits                         10,402,957      9,654,975      9,276,372                 (3.9)%
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

(1)  The change is the difference between the 1999 and 2000 amounts shown.
(2) Equivalent admissions/patient days represents actual admissions/patient days adjusted to include outpatient and emergency room services by multiplying actual admissions/patient days by the sum of gross inpatient revenues and outpatient revenues and dividing the result by gross inpatient revenues.


The table below sets forth certain selected operating statistics for the Company's domestic general hospitals, on a same-facility basis:

SELECTED OPERATING STATISTICS
                                             1999              2000     INCREASE(DECREASE)
                                       ...................................................
Average licensed beds                      26,423            26,202               (0.8)%
------------------------------------------------------------------------------------------
Patient days                            4,481,140         4,552,761                1.6%
------------------------------------------------------------------------------------------
Net inpatient revenue per patient day      $1,361           $ 1,445                6.2%
------------------------------------------------------------------------------------------
Admissions                                860,758           872,625                1.4%
------------------------------------------------------------------------------------------
Net inpatient revenue per admission        $7,084           $ 7,537                6.4%
------------------------------------------------------------------------------------------
Outpatient visits                       8,722,335         8,426,675               (3.4)%
------------------------------------------------------------------------------------------
Average length of stay (days)                 5.2               5.2                 --
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------

                                          MANAGEMENT'S DISCUSSION & ANALYSIS OF
                                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The table below sets forth the sources of net patient revenue for the Company's domestic general hospitals:


               PATIENT REVENUE                                              INCREASE (DECREASE)
                                             1998       1999        2000          1999 TO 2000(1)
                                   ..............................................................
Medicare                                    38.0%       34.2%      32.6%               (1.6)%
-------------------------------------------------------------------------------------------------
Medicaid                                     8.4%        9.1%       8.3%               (0.8)%
-------------------------------------------------------------------------------------------------
Managed care                                33.7%       37.6%      40.7%                3.1%
-------------------------------------------------------------------------------------------------
Indemnity and other                         19.9%       19.1%      18.4%              (0.7)%
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

(1)  The change is the difference between the 1999 and 2000 amounts shown.


The Company continues to experience increases in inpatient acuity and intensity of services as less-intensive services shift from an inpatient to an outpatient basis or to alternative health care delivery services because of technological and pharmaceutical improvements, regulatory changes and continued pressures by payers to reduce admissions and lengths of stay. In spite of the historical shifts from inpatient to outpatient services, the Company experienced an 11.9% decline in the number of same-facility outpatient visits during 1999 compared to 1998 and a 3.4% decline during 2000 compared to 1999. The primary reasons for the decline in visits on a same-facility basis was the consolidation or closure of the majority of the Company's home health agencies in response to changes in Medicare payments to home health agencies mandated by the Balanced Budget Act of 1997 (BBA).

Pressures to control health care costs and a shift from traditional Medicare to Medicare managed care plans after the BBA was enacted have resulted in an increase in the number of patients whose health care coverage is provided under managed care plans. The ongoing shift in the Company's business continued in fiscal 2000, albeit somewhat less dramatically. Medicare revenues continued to decline, driven by reductions in Medicare payments under the BBA and by the continuing shift from traditional Medicare to Medicare managed care plans. In fiscal 2000, the Company sought improved commercial pricing for all nongovernment business. The Company generally receives lower payments per patient from managed care payers than it does from traditional indemnity insurers. One of the Company's most significant achievements in fiscal 2000 was the continuing improvement in net inpatient revenue per admission. On a total-facility basis this statistic increased 8.2% and on a same-facility basis, it increased by 6.4%, a significantly larger increase than in recent years. While increases will vary, there now is an upward trend in pricing that the Company expects will continue. The pricing environment for managed care and other nongovernment payers has improved and the Company expects continuing benefits as it renegotiates and renews contracts with improved terms and continues to terminate capitated arrangements with managed care payers and employers. In most of

                             TENET HEALTHCARE CORPORATION AND SUBSIDIARIES   9
the markets served by the Company, profitability of capitation arrangements generally has been disappointing to both physicians and hospitals.

To address all the changes impacting the health care industry, while continuing to provide quality care to patients, the Company has implemented strategies to reduce inefficiencies, create synergies, obtain additional business and control costs. In the past two years, such strategies have included hospital cost-control programs and overhead-reduction plans and the enhancement of integrated health care delivery systems. The Company has positioned itself for additional cost savings in the years to come, for example, by outsourcing housekeeping and dietary services in most of its hospitals. Further consolidations and implementation of additional cost-control programs and other operating efficiencies may be undertaken in the future.

Salaries and benefits expense as a percentage of net operating revenues was 41.0% in 1998, 40.6% in 1999 and 39.5% in 2000. The decreases have primarily resulted from continuing cost-control measures, improved labor productivity and the outsourcing of certain hospital services described above.

Supplies expense as a percentage of net operating revenues was 13.9% in 1998 and 14.0% in both 1999 and 2000. The Company continues to focus on controlling supplies expense through improved utilization, improving the supply chain process and by developing and expanding programs designed to improve the purchasing of supplies through BuyPower, its group-purchasing organization.

The provision for doubtful accounts as a percentage of net operating revenues was 5.9% in 1998, 6.8% in 1999 and 7.5% in 2000. Management believes the rise in bad debts is generally attributable to a number of factors, including (a) the continuing shift of business from traditional Medicare to managed care,
(b) a rise in the volume of care provided to uninsured patients in certain of the Company's hospitals, (c) delays in payment and denial of claims by managed care payers, and (d) improved pricing. The Company has taken a series of actions to mitigate the increases in bad debt expense, including improving the process for collecting receivables, pursuing timely payments from managed care payers, standardizing and improving billing systems and developing best practices in the patient admissions and registration process.

The Company also has addressed the increases in bad debt expense by strengthening its medical eligibility programs, as well as its business office and related operations, including admitting, medical records and coding, and the recruitment, training and compensation of business office staff. In certain markets, the Company has set up dedicated managed care collection units to focus on problem accounts, problem payers and the highly complex reimbursement terms in managed care contracts.

Other operating expenses as a percentage of net operating revenues were 20.9% in 1998, 21.5% in 1999 and 22.1% in 2000. The increase in 1999 and 2000 is primarily due to the outsourcing of certain hospital services mentioned earlier and higher malpractice and other insurance costs in 2000.

Depreciation and amortization expense was $460 million in 1998, $556 million in 1999 and $533 million in 2000. The increase in 1999 was primarily due to the effects of facility acquisitions and increased capital expenditures partially offset by the effect of disposals, write-downs for impairment of the carrying values of long-lived assets of certain general hospitals and medical office buildings and the write-off of goodwill and other long-lived assets related to the Company's physician practices. The decrease in 2000 was due primarily to the effect of the sales of 17 general hospitals and other health care businesses. Goodwill amortization in 2000 was approximately $94 million or $0.26 per share.

Net operating revenues from the Company's other operations were $898 million in 1998, $922 million in 1999 and $748 million in 2000. The decreases in fiscal 2000 are primarily the result of terminations and contract expirations of physician practices and disposals of facilities other than general hospitals.

                                          MANAGEMENT'S DISCUSSION & ANALYSIS OF
                                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Impairment and other unusual charges of $221 million, $363 million and $355 million were recorded in fiscal 1998, 1999 and 2000, respectively.

The Company begins its process of determining if its facilities are impaired (other than those related to the elimination of duplicate facilities or excess capacity) by reviewing all of the facilities' three-year historical and one-year projected cash flows. Facilities whose cash flows are negative and trending significantly downward on this basis are selected for further impairment analysis. Their future cash flows (undiscounted and without interest charges) are estimated over the expected useful life of the facility taking into account patient volumes, changes in payer mix, revenue and expense growth rates and reductions in Medicare legislation and other payer payment patterns, which assumptions vary by hospital, home health agency and physician practice. In 1998, 1999 and 2000, these factors caused significant declines in cash flows at certain facilities such that estimated future cash flows were inadequate to recover the carrying values of the long-lived assets. Continued deterioration of operating results relative to past trends for certain of the Company's physician practices also led to impairment and restructuring charges related to these businesses in all three years. Impairment charges have resulted in minor reductions in depreciation and amortization expense.

In addition to striving to continuously improve its portfolio of general hospitals through acquisitions, the Company also divests, from time to time, hospitals that are not essential to its strategic objectives. For the most part, these facilities are not part of an integrated delivery system. The size and performance of these facilities varies, but on average they are smaller, with lower margins. Such divestitures allow the Company to streamline its organization by concentrating on markets where it already has a strong presence.

The charges recorded in fiscal 2000 include $177 million described below relating to the Company's plans to terminate or allow certain employment and management contracts with physicians to expire and $178 million relating to the closure or planned sale of five general hospitals and other property and equipment. The total charge for the year consists of $244 million in noncash write-downs of assets and an accrual of $111 million for obligations requiring future cash disbursements as follows: $19 million in fiscal 2000, $64 million in fiscal 2001 and $28 million thereafter.

Over the past several years, the Company has employed or entered into full-risk management agreements with physicians in most of its markets. A large percentage of these physician practices were acquired as part of large hospital acquisitions or through the formation of integrated health care delivery systems. These physician practices, however, have not been profitable. Accordingly, beginning in fiscal 1999, the Company undertook the process of evaluating its physician strategy in each of its markets and began to develop plans to either terminate or allow a significant number of its existing contracts to expire. During the quarter ended February 29, 2000, Company management authorized the termination or expiration of contractual relationships with approximately 50% of its contracted physicians.

Accordingly, the Company recorded impairment and other unusual charges of $177 million in that quarter relating to the Company's previously announced plans to terminate or allow employment and management contracts with approximately 440 physicians to expire. The charge consisted of $102 million in impairment charges to value property and equipment and other assets at the lower of carrying value or estimated fair values, $64 million for lease cancellation and other exit costs, $7 million in severance costs for the termination of 220 employees at the physician practices and $4 million to buy out physician employment contracts. The impairment charges included $19 million for the write-down of property and equipment and $83 million for the write-down of goodwill and other assets on all physician practices.

                             TENET HEALTHCARE CORPORATION AND SUBSIDIARIES   11

The Company expects to incur additional charges in the future as the balance of its physician contracts are evaluated for possible termination. The most significant benefits of all these actions will not occur until fiscal 2001 and beyond. As of May 31, 2000, future cash expenditures related to the hospital and physician practice charges recorded during the third quarter are expected to be $70 million.

The charges recorded in fiscal 1999 consisted of (1) $277 million of impairment losses for the Company's plan to sell 20 general hospitals and close one general and one specialty hospital, (2) $48 million of restructuring charges related to the implementation of hospital cost-control programs and general overhead-reduction plans and (3) $38 million for the impairment of carrying values of property, equipment and goodwill at facilities and physician practices to be held and used.

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

Costs remaining in accrued liabilities at May 31, 2000 for impairment and other unusual charges include $106 million for the lease cancellations, exit costs and estimated costs to sell or close hospitals, $17 million in severance costs, $12 million for unfavorable lease commitments at six medical office buildings, $4 million in estimated costs to terminate physician contracts and $2 million in other costs, a substantial portion of which are expected to be spent in fiscal 2001.

Interest expense, net of capitalized interest, was $464 million in 1998, $485 million in 1999 and $479 million in 2000. The increase between 1998 and 1999 is primarily due to increased borrowings for acquisitions and increases in working capital partially offset by the effect of interest rate reductions. The decrease between 1999 and 2000 is primarily due to a decrease in borrowings, partially offset by interest rate increases.

Investment earnings were $22 million in 1998, $27 million in 1999 and $22 million in 2000 and were derived primarily from notes receivable and investments in debt securities.

Minority interests in income of majority-owned subsidiaries were $22 million in 1998, $7 million in 1999 and $21 million in 2000. The decline in 1999 was primarily due to the purchase of remaining minority interests in two hospitals and one insurance subsidiary in fiscal 1999. The increase in 2000 was due to the increased profitability of certain of these subsidiaries.

The $49 million net gains from disposals of facilities and other long-term investments in 2000 comprises $50 million in gains on disposals of 17 general hospitals, three long-term-care facilities and various other businesses, $61 million in gains from sales of investments in Internet-related health care ventures, offset by $62 million in net losses from sales of other investments.

The $17 million of net losses from the disposals of facilities and other long-term investments in 1998 comprised $35 million in losses on the disposals of the Company's investments in the common stock of Vencor, Inc. (Vencor) (received as a dividend from Ventas, Inc. (Ventas)) and Total Renal Care Holdings, Inc. (TRC), and an $18 million gain from changes in the index value of the Company's 6% Subordinated Exchangeable Notes.

The Company's tax rate in 2000 before the effect of impairment and other unusual charges was 38.4%. The Company expects this tax rate to be approximately 40% in fiscal 2001.

                                          MANAGEMENT'S DISCUSSION & ANALYSIS OF
                                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity for the year ended May 31, 2000 was derived principally from net cash provided by operating activities and sales of facilities.

                           DOLLARS IN MILLIONS
               LIQUIDITY AND CAPITAL RESOURCES
Net cash provided by operating activities                                      $ 869
--------------------------------------------------------------------------------------
Proceeds from sales of facilities, long-term investments and other assets        764
--------------------------------------------------------------------------------------
Repayments of borrowings, net                                                   (787)
--------------------------------------------------------------------------------------
Purchases of property and equipment                                             (619)
--------------------------------------------------------------------------------------
Purchases of new businesses, net of cash acquired                                (38)
--------------------------------------------------------------------------------------
Other net investing and financing activities                                     (83)
--------------------------------------------------------------------------------------
   NET INCREASE IN CASH AND CASH EQUIVALENTS                                   $ 106
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------

Net cash provided by operating activities for the years ended May 31, 1998, 1999 and 2000 was $788 million, $657 million and $979 million, respectively, before net expenditures for discontinued operations, impairment and other unusual charges of $385 million in 1998, $75 million in 1999 and $110 million in 2000. The expenditures in 1998 include the settlement of significant litigation related to the Company's discontinued psychiatric business.

Management believes that future cash provided by recurring operating activities, the availability of credit under the Company's unsecured revolving bank credit agreement (credit agreement) and, depending on capital market conditions and to the extent permitted by the restrictive covenants of the credit agreement and the indentures governing the Company's Senior and Senior Subordinated notes, other borrowings or the sale of equity securities should be adequate to meet known debt-service requirements and to finance planned capital expenditures, acquisitions and other presently known operating needs for the next three years. The Company expects to refinance the credit agreement on or before its January 31, 2002 maturity date.

Proceeds from borrowings under the credit agreement amounted to $2.0 billion in 1998, $5.6 billion in 1999 and $1.3 billion in 2000. Loan repayments under the credit agreement were $1.3 billion in 1998, $5.1 billion in 1999 and $2.0 billion in 2000.

In May 1998, the Company sold $1.355 billion of Senior and Senior Subordinated Notes due 2008. The net proceeds to the Company were $1.32 billion, after underwriting discounts and commissions, and were used to redeem certain of the Company's Senior and Senior Subordinated Notes. In June 2000, the Company sold $400 million of 9 1/4% Senior Notes due 2010. The net proceeds of $396 million were used to repay unsecured bank loans under the credit agreement.

During fiscal 1998, 1999 and 2000, the Company received net proceeds from the sales of facilities, long-term investments and other assets of $170 million, $72 million and $764 million, respectively.

Cash payments for property and equipment were $534 million in fiscal 1998, $592 million in fiscal 1999 and $619 million in fiscal 2000. The Company expects to spend approximately $500 million in fiscal 2001 for capital expenditures. Such capital expenditures relate primarily to the development of integrated health care systems in selected geographic areas, design and construction of new buildings, expansion and renovation of existing facilities, equipment and information systems additions and replacements, introduction of new medical technologies and various other capital improvements.

During fiscal 1998, 1999 and 2000, the Company spent $679 million, $541 million and $38 million, respectively, for purchases of new businesses, net of cash acquired. The 1998 and 1999 acquisitions were financed primarily by borrowings.

The Company's strategy includes the prudent development of integrated health care systems, including the possible acquisition of general hospitals and related health care businesses or joining with others to develop integrated health care delivery networks.


                             TENET HEALTHCARE CORPORATION AND SUBSIDIARIES  13

These strategies may be financed by net cash provided by recurring operating activities, the availability of credit under the credit agreement, sale of assets and, to the extent permitted by the restricted covenants of the credit agreement and the indentures governing the Company's Senior and Senior Subordinated notes, and depending on capital market conditions, the sale of additional debt or equity securities or other bank borrowings. The Company's unused borrowing capacity under its credit agreement was $1.8 billion at June 30, 2000.

The Company's credit agreement and the indentures governing its Senior and Senior Subordinated notes have, among other requirements, affirmative, negative and financial covenants with which the Company must comply. These covenants include, among other requirements, limitations on other borrowings, liens, investments, the sale of all or substantially all assets and prepayment of subordinated debt, a prohibition against the Company declaring or paying a dividend or purchasing its common stock unless its senior long-term unsecured debt securities are rated BBB- or higher by Standard and Poors' Rating Services and Baa3 or higher by Moody's Investors Service, Inc., and covenants regarding maintenance of specified levels of net worth, debt ratios and fixed charge coverages. Current debt ratings on the Company's senior debt securities are BB+ by Standard and Poors' and Ba1 by Moody's. The Company is in compliance with its loan covenants.

MARKET RISK ASSOCIATED WITH FINANCIAL INSTRUMENTS

The table below presents information about certain of the Company's market-sensitive financial instruments as of May 31, 2000. The fair values were determined based on quoted market prices for the same or similar instruments.

                          DOLLARS IN MILLIONS
                        FINANCIAL INSTRUMENTS           MATURITY DATE, YEAR ENDING MAY 31
                                                2001      2002      2003       2004      2005   THEREAFTER    TOTAL   FAIR VALUE
                                              .................................................................................

Fixed-rate long-term debt                       $  9    $    8      $464      $ 505     $ 908      $ 2,423   $4,317      $ 3,997
----------------------------------------------------------------------------------------------------------------------------------
     Average interest rates                     12.6%     12.6%      7.9%       9.3%      8.0%         8.0%     8.1%          --
----------------------------------------------------------------------------------------------------------------------------------
Variable-rate long-term debt                      --    $1,432        --         --        --      $    10   $1,442      $ 1,442
----------------------------------------------------------------------------------------------------------------------------------
     Average interest rates                       --       6.4%       --         --        --          7.8%     6.4%          --
----------------------------------------------------------------------------------------------------------------------------------
INTEREST RATE SWAPS:
----------------------------------------------------------------------------------------------------------------------------------
     Notional amounts for agreements
     under which the Company pays fixed rates   $ 50        --        --         --        --           --   $   50           --
----------------------------------------------------------------------------------------------------------------------------------
     Average pay rate                            8.3%       --        --         --        --           --      8.3%          --
----------------------------------------------------------------------------------------------------------------------------------
     Average received rate                       5.5%       --        --         --        --                   5.5%          --
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

                                           MANAGEMENT'S DISCUSSION & ANALYSIS OF
                                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company has utilized, to a limited extent, interest rate swaps to manage certain of its interest rate risk exposures. The interest rate swaps were entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. The Company does not hold or issue derivative instruments for trading purposes and is not a party to any instruments with leverage or prepayment features. In entering into these contracts, the Company has assumed the risk, which it considers slight, that might arise from the possible failure of the counterparties to perform. Because the other parties are creditworthy financial institutions, generally commercial banks, the Company does not expect any losses as a result of counterparty defaults.

At May 31, 2000, the Company's principal long-term investments sensitive to changes in market price are shown in the following table. They are carried at market value on the Company's consolidated balance sheets:

                                DOLLARS IN MILLIONS
                              LONG-TERM INVESTMENTS
                                                        NUMBER OF SHARES       MARKET VALUE
Ventas, Inc.                                                8,301,067              $  32
-----------------------------------------------------------------------------------------------
Total Renal Care Holdings, Inc.                             2,865,000                 11
-----------------------------------------------------------------------------------------------
Other investments, primarily Internet-related health
 care ventures                                                     --                 29
-----------------------------------------------------------------------------------------------
Investment portfolio of debt securities                            --                 77
-----------------------------------------------------------------------------------------------
                                                                                   $ 149
                                                        =======================================


At May 31, 2000, the investment portfolio of debt securities consisted of investments in U.S. Treasury Bills and Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association Notes, with an average maturity of 180 days. The Company's market risk associated with its short-term investments in debt securities is substantially mitigated by the frequent turnover of the portfolio.

Included in the Company's fixed-rate long-term debt are 6% Exchangeable Subordinated Notes due 2005 with an aggregate principal balance of $320 million. These notes are exchangeable at the option of the holder for 25.9403 shares of Ventas common stock plus $239.36 in cash per $1,000 principal amount of the notes, subject to the Company's right to pay an amount in cash equal to the market price of the Ventas shares in lieu of delivery of such shares. To the extent that the combined fair market value of the Company's investment in Ventas common stock and the related portfolio of debt securities exceeds the carrying value of the notes, the Company must adjust the carrying value of the notes to such fair market value through a charge or credit to earnings. Corresponding adjustments to the carrying values of the investments are credited or charged directly to other comprehensive income.


                             TENET HEALTHCARE CORPORATION AND SUBSIDIARIES   15

BUSINESS OUTLOOK

The general hospital industry in the United States and the Company's general hospitals continue to have significant unused capacity, and thus there is substantial competition for patients. Inpatient utilization continues to be negatively affected by payer-required pre-admission authorization and by payer pressure to maximize outpatient and alternative health care delivery services for less acutely ill patients. Increased competition, admission constraints and payer pressure, as well as the shift in patient mix to managed care, are expected to continue.

The ongoing challenge facing the Company and the health care industry as a whole is to continue to provide quality patient care in an environment of rising costs, strong competition for patients and continued pressure on payment rates by government and other payers. Because of national, state and private industry efforts to reform health care delivery and payment systems, the health care industry as a whole faces increased uncertainty. The Company is unable to predict whether any other health care legislation at the federal and/or state level will be passed in the future and what action it may take in response to such legislation, but it continues to monitor all proposed legislation and analyze its potential impact in order to formulate the Company's future business strategies.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report, including, without limitation, statements containing the words believes, anticipates, expects, will, may, might, should, estimates, intends, appears and words of similar import, and statements regarding the Company's business strategy and plans, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and involve known and unknown risks, uncertainties and other factors, many of which the Company is unable to predict or control, that may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and regionally; industry capacity; demographic changes; existing laws and government regulations and changes in, or the failure to comply with, laws and governmental regulations; legislative proposals for health care reform; the ability to enter into managed care provider arrangements on acceptable terms; a shift from fee-for-service payment to capitated and other risk-based payment systems; a shift from traditional Medicare and Medicaid reimbursement to Medicare and Medicaid managed care plans; changes in Medicare and Medicaid payment or reimbursement levels; liability and other claims asserted against the Company; competition; the loss of any significant customers; technological and pharmaceutical improvements that increase the cost of providing, or reduce the demand for, health care; changes in business strategy or development plans; the ability to attract and retain qualified personnel, including physicians, nurses and other health care professionals; the significant indebtedness of the Company; the availability of suitable acquisition opportunities and the length of time it takes to accomplish acquisitions; the Company's ability to integrate new business with its existing operations; and the availability and terms of capital to fund the expansion of the Company's business, including the acquisition of additional facilities and other factors referenced in this Annual Report. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

                                                                      REPORT OF
                                                                     MANAGEMENT

TO OUR SHAREHOLDERS

The management of Tenet Healthcare Corporation is responsible for the preparation, integrity and objectivity of the consolidated financial statements of the Company and its subsidiaries and all other information in this Annual Report to Shareholders. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and, accordingly, include certain amounts that are based on management's informed judgment and best estimates.

The Company maintains a comprehensive system of internal accounting controls to assist management in fulfilling its responsibility for financial reporting. These controls are supported by the careful selection and training of qualified personnel and an appropriate division of responsibilities. Management believes that these controls provide reasonable assurance that assets are safeguarded from loss or unauthorized use and that the Company's financial records are a reliable basis for preparing the financial statements.

The Audit Committee of the Board of Directors, comprised solely of directors who are neither current nor former officers or employees of the Company, meets regularly with Tenet's management, internal auditors and independent certified public accountants to review matters relating to financial reporting (including the quality of accounting principles), internal accounting controls and auditing. The independent accountants and the internal auditors have direct and confidential access to the Audit Committee at all times to discuss the results of their audits.

The Company's independent certified public accountants, selected and engaged by the Company, perform an annual audit of the consolidated financial statements of the Company in accordance with auditing standards generally accepted in the United States of America. These standards require a review of the system of internal controls and tests of transactions to the extent deemed necessary by the independent certified public accountants for purposes of supporting their opinion as set forth in their independent auditors' report. Their report expresses an independent opinion on the fairness of presentation of the consolidated financial statements.


/s/ David L. Dennis
David L. Dennis
Office of the President,
Chief Corporate Officer and Chief Financial Officer, Vice Chairman


/s/ Raymond L. Mathiasen
Raymond L. Mathiasen
Executive Vice President and Chief Accounting Officer


                             TENET HEALTHCARE CORPORATION AND SUBSIDIARIES  17

INDEPENDENT AUDITORS'
REPORT

THE BOARD OF DIRECTORS
TENET HEALTHCARE CORPORATION:


We have audited the accompanying consolidated balance sheets of Tenet Healthcare Corporation and subsidiaries as of May 31, 1999 and 2000, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended May 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tenet Healthcare Corporation and subsidiaries as of May 31, 1999 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended May 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 15 to the consolidated financial statements, effective June 1, 1999, the Company changed its method of accounting for start-up costs.

/s/ KPMG LLP
Los Angeles, California

July 25, 2000

                                                                   CONSOLIDATED
                                                           FINANCIAL STATEMENTS
                    DOLLARS IN MILLIONS
               CONSOLIDATED BALANCE SHEETS


                                                                                      MAY 31
                                                                       1999            2000
                                                             ---------------------------------
   ASSETS
CURRENT ASSETS:
----------------------------------------------------------------------------------------------
     Cash and cash equivalents                                      $    29         $   135
     -----------------------------------------------------------------------------------------
     Short-term investments in debt securities                          130             110
     -----------------------------------------------------------------------------------------
     Accounts receivable, less allowances for doubtful accounts
     ($287 in 1999 and $358 in 2000)                                  2,318           2,506
     -----------------------------------------------------------------------------------------
     Inventories of supplies, at cost                                   221             223
     -----------------------------------------------------------------------------------------
     Deferred income taxes                                              196             176
     -----------------------------------------------------------------------------------------
     Assets held for sale or disposal, at the lower of carrying
     value or fair value less estimated costs to sell or dispose        655             132
     -----------------------------------------------------------------------------------------
     Other current assets                                               413             312
     -----------------------------------------------------------------------------------------
     TOTAL CURRENT ASSETS                                             3,962           3,594
----------------------------------------------------------------------------------------------
Investments and other assets                                            569             344
----------------------------------------------------------------------------------------------
Property and equipment, net                                           5,839           5,894
----------------------------------------------------------------------------------------------
Costs in excess of net assets acquired, less accumulated
amortization ($339 in 1999 and $421 in 2000)                          3,283           3,235
----------------------------------------------------------------------------------------------
Other intangible assets, at cost, less accumulated amortization
($70 in 1999 and $80 in 2000)                                           118              94
----------------------------------------------------------------------------------------------
                                                                    $13,771         $13,161
                                                             =================================
   LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
----------------------------------------------------------------------------------------------
     Current portion of long-term debt                              $    45         $     9
     -----------------------------------------------------------------------------------------
     Accounts payable                                                   713             671
     -----------------------------------------------------------------------------------------
     Employee compensation and benefits                                 390             383
     -----------------------------------------------------------------------------------------
     Accrued interest payable                                           163             155
     -----------------------------------------------------------------------------------------
     Other current liabilities                                          711             694
     -----------------------------------------------------------------------------------------
     TOTAL CURRENT LIABILITIES                                        2,022           1,912
----------------------------------------------------------------------------------------------
Long-term debt, net of current portion                                6,391           5,668
----------------------------------------------------------------------------------------------
Other long-term liabilities and minority interests                    1,048           1,024
----------------------------------------------------------------------------------------------
Deferred income taxes                                                   440             491
----------------------------------------------------------------------------------------------
Commitments and contingencies
----------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY:
     Common stock, $0.075 par value; authorized 700,000,000 shares;
     314,778,323 shares issued at May 31, 1999
     and 317,214,748 shares issued at May 31, 2000                       24              24
     -----------------------------------------------------------------------------------------
     Additional paid-in capital                                       2,510           2,555
     -----------------------------------------------------------------------------------------
     Accumulated other comprehensive income (loss)                       77             (70)
     -----------------------------------------------------------------------------------------
     Retained earnings                                                1,329           1,627
     -----------------------------------------------------------------------------------------
     Less common stock in treasury, at cost, 3,754,708 shares at
     May 31, 1999 and 2000                                              (70)            (70)
     -----------------------------------------------------------------------------------------
     TOTAL SHAREHOLDERS' EQUITY                                       3,870           4,066
----------------------------------------------------------------------------------------------
                                                                    $13,771         $13,161
                                                             =================================

See accompanying NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                             TENET HEALTHCARE CORPORATION AND SUBSIDIARIES   19

              DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS
                     CONSOLIDATED STATEMENTS OF INCOME

                                                                                           YEARS ENDED MAY 31
                                                                              1998          1999         2000
                                                                    -------------------------------------------

NET OPERATING REVENUES                                                     $ 9,895      $ 10,880     $11,414
---------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES:
---------------------------------------------------------------------------------------------------------------
     Salaries and benefits                                                   4,052         4,412       4,508
     ----------------------------------------------------------------------------------------------------------
     Supplies                                                                1,375         1,525       1,595
     ----------------------------------------------------------------------------------------------------------
     Provision for doubtful accounts                                           588           743         851
     ----------------------------------------------------------------------------------------------------------
     Other operating expenses                                                2,071         2,342       2,525
     ----------------------------------------------------------------------------------------------------------
     Depreciation                                                              347           421         411
     ----------------------------------------------------------------------------------------------------------
     Amortization                                                              113           135         122
     ----------------------------------------------------------------------------------------------------------
     Impairment and other unusual charges                                      221           363         355
---------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                             1,128           939       1,047
---------------------------------------------------------------------------------------------------------------
Interest expense                                                              (464)         (485)       (479)
---------------------------------------------------------------------------------------------------------------
Investment earnings                                                             22            27          22
---------------------------------------------------------------------------------------------------------------
Minority interests in income of consolidated subsidiaries                      (22)           (7)        (21)
---------------------------------------------------------------------------------------------------------------
Net gains (losses) on disposals of facilities and
long-term investments                                                         (17)            --          49
---------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                          647           474         618
---------------------------------------------------------------------------------------------------------------
Income taxes                                                                  (269)         (225)       (278)
---------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS, BEFORE DISCONTINUED OPERATIONS,
EXTRAORDINARY CHARGE AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE                378           249         340
---------------------------------------------------------------------------------------------------------------
Discontinued operations, net of taxes                                           --            --         (19)
---------------------------------------------------------------------------------------------------------------
Extraordinary charge from early extinguishment of debt,
net of taxes                                                                  (117)           --          --
---------------------------------------------------------------------------------------------------------------
Cumulative effect of accounting change, net of taxes                            --            --         (19)
---------------------------------------------------------------------------------------------------------------
NET INCOME                                                                 $   261      $    249     $   302
===============================================================================================================

   EARNINGS (LOSS) PER COMMON AND COMMON EQUIVALENT SHARE:

BASIC:
---------------------------------------------------------------------------------------------------------------
     Continuing operations                                                 $   1.23     $   0.80     $   1.09
     ----------------------------------------------------------------------------------------------------------
     Discontinued operations                                                     --           --        (0.06)
     ----------------------------------------------------------------------------------------------------------
     Extraordinary charges                                                    (0.38)          --           --
     ----------------------------------------------------------------------------------------------------------
     Cumulative effect of accounting change                                      --           --        (0.06)
     ----------------------------------------------------------------------------------------------------------
                                                                           $   0.85     $   0.80     $   0.97
                                                                      =========================================

DILUTED:
---------------------------------------------------------------------------------------------------------------
     Continuing operations                                                 $   1.22     $   0.79     $   1.08
     ----------------------------------------------------------------------------------------------------------
     Discontinued operations                                                     --           --        (0.06)
     ----------------------------------------------------------------------------------------------------------
     Extraordinary charges                                                    (0.38)          --           --
     ----------------------------------------------------------------------------------------------------------
     Cumulative effect of accounting change                                      --           --        (0.06)
     ----------------------------------------------------------------------------------------------------------
                                                                           $   0.84     $   0.79     $   0.96
                                                                      =========================================

     WEIGHTED SHARES AND DILUTIVE SECURITIES OUTSTANDING
      (IN THOUSANDS):
     Basic                                                                 306,255        310,050     311,980
     ----------------------------------------------------------------------------------------------------------
     Diluted                                                               312,113        313,386     314,918
===============================================================================================================

See accompanying NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                                                   CONSOLIDATED
                                                           FINANCIAL STATEMENTS
                         DOLLARS IN MILLIONS
            CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                                                      YEARS ENDED MAY 31
                                                                                         1998          1999         2000
                                                                                   -------------------------------------
NET INCOME                                                                            $   261      $    249     $   302
------------------------------------------------------------------------------------------------------------------------
OTHER COMPREHENSIVE INCOME (LOSS):
------------------------------------------------------------------------------------------------------------------------
     Unrealized gains (losses) on securities held as available for sale:
     -------------------------------------------------------------------------------------------------------------------
      Unrealized net holding gains (losses) arising during period                         (56)           51        (142)
     -------------------------------------------------------------------------------------------------------------------
      Less: reclassification adjustment for gains included in net income                  (40)           --         (92)
     -------------------------------------------------------------------------------------------------------------------
     Foreign currency translation adjustments                                              --            (5)         (1)
------------------------------------------------------------------------------------------------------------------------
     OTHER COMPREHENSIVE INCOME (LOSS), BEFORE INCOME TAXES                               (96)           46        (235)
------------------------------------------------------------------------------------------------------------------------
     Income tax benefit (expense) related to items of other comprehensive income           36           (19)         88
------------------------------------------------------------------------------------------------------------------------
     Other comprehensive income (loss)                                                    (60)           27        (147)
------------------------------------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME                                                                  $   201      $    276     $   155
========================================================================================================================

See accompanying NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                         DOLLARS IN MILLIONS, SHARE AMOUNTS IN THOUSANDS
                   CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                              ACCUMULATED
                                            OUTSTANDING    ISSUED        ADDITIONAL   OTHER COMPREHENSIVE     RETAINED   TREASURY
                                                 SHARES    AMOUNT   PAID-IN CAPITAL         INCOME (LOSS)     EARNINGS      STOCK
BALANCES, MAY 31, 1997                          302,825     $  23           $ 2,311               $   110       $  819   $   (39)
=================================================================================================================================
     Net income                                                                                                    261
     ----------------------------------------------------------------------------------------------------------------------------
     Other comprehensive loss                                                                         (60)
     ----------------------------------------------------------------------------------------------------------------------------
     Issuance of common stock                       997                          26
     ----------------------------------------------------------------------------------------------------------------------------
     Stock options exercised                      5,468                         138                                          (31)
---------------------------------------------------------------------------------------------------------------------------------
BALANCES, MAY 31, 1998                          309,290        23             2,475                    50        1,080       (70)
=================================================================================================================================
     Net income                                                                                                    249
     ----------------------------------------------------------------------------------------------------------------------------
     Other comprehensive income                                                                        27
     ----------------------------------------------------------------------------------------------------------------------------
     Issuance of common stock                     1,044         1                22
     ----------------------------------------------------------------------------------------------------------------------------
     Stock options exercised                        690                          13
---------------------------------------------------------------------------------------------------------------------------------
BALANCES, MAY 31, 1999                          311,024        24             2,510                    77        1,329       (70)
=================================================================================================================================
     Net income                                                                                                    302
     ----------------------------------------------------------------------------------------------------------------------------
     Other comprehensive loss                                                                        (147)
     ----------------------------------------------------------------------------------------------------------------------------
     Issuance of common stock                     1,222                          20
     ----------------------------------------------------------------------------------------------------------------------------
     Stock options exercised                      1,214                          25
     ----------------------------------------------------------------------------------------------------------------------------
     Redemption of shareholder rights                                                                              (4)
---------------------------------------------------------------------------------------------------------------------------------
BALANCES, MAY 31, 2000                          313,460     $  24           $ 2,555               $   (70)     $1,627    $   (70)
=================================================================================================================================

See accompanying NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                             TENET HEALTHCARE CORPORATION AND SUBSIDIARIES   21

                                     DOLLARS IN MILLIONS
                           CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                     YEARS ENDED MAY 31
                                                                                        1998          1999         2000
                                                                             ----------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

NET INCOME                                                                           $    261      $   249      $   302
---------------------------------------------------------------------------------------------------------------------------

ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
---------------------------------------------------------------------------------------------------------------------------
     Depreciation and amortization                                                        460          556          533
     ----------------------------------------------------------------------------------------------------------------------
     Provision for doubtful accounts                                                      588          743          851
     ----------------------------------------------------------------------------------------------------------------------
     Additions to reserves for impairment and other unusual charges                       221          363          355
     ----------------------------------------------------------------------------------------------------------------------
     Deferred income taxes                                                                131          101            2
     ----------------------------------------------------------------------------------------------------------------------
     Gain on sales of facilities and long-term investments                                 --           --          (49)
     ----------------------------------------------------------------------------------------------------------------------
     Discontinued operations                                                               --           --           19
     ----------------------------------------------------------------------------------------------------------------------
     Extraordinary charges from early extinguishment of debt                              117           --           --
     ----------------------------------------------------------------------------------------------------------------------
     Cumulative effect of accounting change                                                --           --           19
     ----------------------------------------------------------------------------------------------------------------------
     Other items                                                                           38           17           33
     ----------------------------------------------------------------------------------------------------------------------
INCREASES (DECREASES) IN CASH FROM CHANGES IN OPERATING ASSETS AND LIABILITIES,
NET OF EFFECTS FROM PURCHASES OF NEW BUSINESSES AND SALES OF FACILITIES:
---------------------------------------------------------------------------------------------------------------------------
     Accounts receivable                                                                 (988)      (1,347)      (1,139)
     ----------------------------------------------------------------------------------------------------------------------
     Inventories and other current assets                                                (100)        (114)          51
     ----------------------------------------------------------------------------------------------------------------------
     Accounts payable, accrued expenses and other current liabilities                     143          197          (15)
     ----------------------------------------------------------------------------------------------------------------------
     Other long-term liabilities and minority interests                                   (83)        (108)          17
---------------------------------------------------------------------------------------------------------------------------
Net expenditures for discontinued operations, impairment and other unusual charges       (385)         (75)        (110)
---------------------------------------------------------------------------------------------------------------------------
     NET CASH PROVIDED BY OPERATING ACTIVITIES                                            403          582          869
===========================================================================================================================
CASH FLOWS FROM INVESTING ACTIVITIES:
---------------------------------------------------------------------------------------------------------------------------
Purchases of property and equipment                                                      (534)        (592)        (619)
---------------------------------------------------------------------------------------------------------------------------
Purchases of new businesses, net of cash acquired                                        (679)        (541)         (38)
---------------------------------------------------------------------------------------------------------------------------
Proceeds from sales of facilities, long-term investments and other assets                 170           72          764
---------------------------------------------------------------------------------------------------------------------------
Other items, including expenditures related to prior-year purchases
of new businesses                                                                         (40)         (86)        (143)
---------------------------------------------------------------------------------------------------------------------------
     NET CASH USED IN INVESTING ACTIVITIES                                             (1,083)      (1,147)         (36)
===========================================================================================================================
CASH FLOWS FROM FINANCING ACTIVITIES:
---------------------------------------------------------------------------------------------------------------------------
Proceeds from borrowings                                                                3,349        5,634        1,298
---------------------------------------------------------------------------------------------------------------------------
Repayments of borrowings                                                               (2,762)      (5,085)      (2,085)
---------------------------------------------------------------------------------------------------------------------------
Proceeds from exercises of stock options                                                   80           13           25
---------------------------------------------------------------------------------------------------------------------------
Proceeds from sales of common stock                                                        17           23           20
---------------------------------------------------------------------------------------------------------------------------
Other items                                                                               (16)         (14)          15
---------------------------------------------------------------------------------------------------------------------------
     NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                                  668          571         (727)
===========================================================================================================================
Net increase (decrease) in cash and cash equivalents                                      (12)           6          106
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                                             35           23           29
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                             $     23      $    29      $   135
===========================================================================================================================

See accompanying NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                                           NOTES TO CONSOLIDATED
                                                            FINANCIAL STATEMENTS


Note 1   BASIS OF PRESENTATION

The accounting and reporting policies of Tenet Healthcare Corporation (together with its subsidiaries, "Tenet" or the "Company") conform to accounting principles generally accepted in the United States of America and prevailing practices for investor-owned entities within the health care industry. The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.


Note 2   SIGNIFICANT ACCOUNTING POLICIES

A. THE COMPANY
Tenet is an investor-owned health care services company that owns or operates, through its subsidiaries and affiliates (collectively, "subsidiaries"), general hospitals and related health care facilities and holds investments in other companies, including health care companies. The Company's provision of health care through its domestic general hospitals and related health care facilities comprises a single reportable operating segment under Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information." At May 31, 2000, the Company's subsidiaries operated 110 domestic general hospitals serving urban and rural communities in 17 states, with a total of 26,939 licensed beds. The Company's subsidiaries also owned or operated physician practices, a small number of rehabilitation hospitals, specialty hospitals, long-term-care facilities and a psychiatric facility and many medical office buildings located on the same campus as, or nearby, the Company's general hospitals and various other ancillary health care businesses.

At May 31, 2000, the Company's largest concentrations of hospital beds were in California with 29.6%, Florida with 14.0% and Texas with 13.3%. The concentration of hospital beds in these three states increases the risk that any adverse economic, regulatory or other developments that may occur in such states may adversely affect the Company's results of operations or financial condition.

The Company is subject to changes in government legislation that could impact Medicare and Medicaid payment levels and to increased levels of managed care penetration and changes in payer patterns that may impact the level and timing of payments for services rendered.


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


                             TENET HEALTHCARE CORPORATION AND SUBSIDIARIES   23

C. NET OPERATING REVENUES Net operating revenues consist primarily of net patient service revenues that are recorded based on established billing rates less estimates for contractual allowances principally for patients covered by Medicare, Medicaid and managed care health plans. Estimates for Medicare and Medicaid contractual allowances are based on historically developed cost reporting models updated for currently effective reimbursement factors, the results of which are adjusted as final settlements of filed cost reports are determined. Such adjustments increased net operating revenues by approximately 1% in 1998, 1999 and 2000. Estimated cost report settlements and contractual allowances are deducted from accounts receivable in the accompanying consolidated balance sheets.

Estimates for contractual allowances under managed care health plans are based primarily on the payment terms of contractual arrangements such as predetermined rates per diagnosis, per diem rates or discounted fee for service rates.

Management believes that adequate provision has been made for adjustments that may result from final determination of amounts earned under these arrangements. There are no known material claims, disputes or unsettled matters with payers not adequately provided for in the accompanying consolidated financial statements.

Percentages of consolidated net operating revenues for the Company's domestic general hospitals were as follows during the past three years:


       PERCENTAGES OF CONSOLIDATED NET OPERATING REVENUES

                                   1998    1999     2000
                                ....................................
Medicare                          38.0%   34.2%    32.6%
--------------------------------------------------------------------
Medicaid                           8.4%    9.1%     8.3%
--------------------------------------------------------------------
Managed care                      33.7%   37.6%    40.7%
--------------------------------------------------------------------
Indemnity and other               19.9%   19.1%    18.4%
====================================================================

The Company provides care to patients who meet certain financial or economic criteria without charge or at amounts substantially less than its established rates. Because the Company does not pursue collection of amounts determined to qualify as charity care, they are not reported in net operating revenues or in operating expenses.

D. CASH EQUIVALENTS
The Company treats highly liquid investments with an original maturity of three months or less as cash equivalents.


E. INVESTMENTS IN DEBT AND EQUITY SECURITIES
Investments in debt and equity securities are classified as available-for-sale, held-to-maturity or as part of a trading portfolio. At May 31, 1999 and 2000, the Company had no significant investments in securities classified as either held-to-maturity or trading. Securities classified as available-for-sale are carried at fair value if unrestricted and their unrealized gains and losses, net of tax, are reported as accumulated other comprehensive income (loss). Realized gains or losses are included in net income on the specific identification method.

F. LONG-LIVED ASSETS
The Company uses the straight-line method of depreciation for buildings, building improvements and equipment over estimated useful lives of 25 to 50 years for buildings and improvements; three to 15 years for equipment. Capital leases are recorded at the beginning of the lease term as assets and liabilities at the lower of the present value of the minimum lease payments or the fair value of the assets, and such assets, including improvements, are amortized over the shorter of the lease term or estimated useful life. The Company capitalizes interest costs related to construction projects. Capitalized interest was $16 million in 1998, $20 million in 1999 and $29 million in 2000.

                                                          NOTES TO CONSOLIDATED
                                                          FINANCIAL STATEMENTS


Costs in excess of the fair value of the net assets of purchased businesses (goodwill) generally are amortized on the straight-line method primarily over 40 years. Deferred financing costs are amortized over the lives of the related loans using the interest method.

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

The Company begins its process of determining if its facilities are impaired at each fiscal year-end by reviewing the three-year historical and one-year projected cash flows of each facility. Facilities whose cash flows are negative and trending significantly downward on this basis are selected for further impairment analysis. Future cash flows (undiscounted and without interest charges) are estimated over the expected useful life of the facility taking into account patient volumes, changes in payer mix, revenue and expense growth rates and changes in Medicare legislation and other payer payment patterns, which assumptions vary by hospital, home health agency and physician practice. The sum of those expected future cash flows are compared to the carrying value of the assets. If the sum of the expected future cash flows is less than the carrying amount of the assets, the Company recognizes an impairment charge.

G. INDEXED DEBT INSTRUMENTS
Changes in the Company's liability resulting from increases or decreases in the index value of the Company's 6% Exchangeable Subordinated Notes are accounted for as adjustments of the carrying amount of the Notes with corresponding charges (or credits) to earnings.

H. INCOME TAXES
The Company accounts for income taxes under the asset and liability method. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

I. SEGMENT REPORTING
The Company's business of providing health care through its domestic general hospitals (which generated 90.9%, 90.5% and 93.4% of the Company's net operating revenues in the fiscal years 1998, 1999 and 2000, respectively) and related health care facilities is a single reportable operating segment. The Company's chief operating decision maker, as that term is defined in generally accepted accounting standards, regularly reviews financial information about each of the Company's facilities and subsidiaries for assessing performance and allocating resources.

Note 3
ACQUISITIONS AND DISPOSALS OF FACILITIES

Tenet's subsidiaries acquired six general hospitals in fiscal 1998, 12 general hospitals in fiscal 1999 and one general hospital in fiscal 2000. All of these transactions have been accounted for as purchases. The results of operations of the acquired businesses have been included in the Company's consolidated financial statements from the dates of acquisition.

In addition to striving to continuously improve its portfolio of general hospitals through acquisitions, the Company also divests, from time to time, hospitals that are not essential to its strategic objectives. For the most part, these facilities are not part of an integrated delivery system. The size and performance of these facilities varies, but on average they are smaller, with lower margins. Such divestitures allow the Company to streamline its organization by concentrating on, or strengthening, the markets where it already has a strong presence.


                             TENET HEALTHCARE CORPORATION AND SUBSIDIARIES   25

During the year ended May 31, 1998, the Company sold or closed 10 general hospitals, exchanged its ownership interest in one hospital for a minority interest in a joint venture, combined the operations of two other general hospitals and sold certain ancillary health care operations. During the year ended May 31, 1999, the Company sold two general hospitals, closed one general hospital, combined the operations of two general hospitals and closed 29 home health agencies. During the year ended May 31, 2000, the Company sold 17 general hospitals, closed three general hospitals and terminated the lease on one general hospital. The Company also sold three long-term-care facilities. The net gain on the sales of these facilities in 2000 was $50 million. In addition, the Company recorded $61 million in gains from sales of investments in Internet-related health care ventures, offset by $62 million in net losses from sales of other investments. The results of operations of the sold or closed businesses were not significant.

Note 4
IMPAIRMENT AND OTHER UNUSUAL CHARGES

2000
In the third and fourth quarters of the year ended May 31, 2000, the Company recorded impairment and other unusual charges of $355 million relating to:


                                      DOLLARS IN MILLION
                    IMPAIRMENT AND OTHER UNUSUAL CHARGES

The Company's current plan for termination or expiration
of certain employment and management contracts with
approximately 440 physicians over the next 15 months           $ 177
-----------------------------------------------------------------------
The closure or sale of five general hospitals and other
property and equipment                                           178
-----------------------------------------------------------------------
                                                               $ 355
                                                             ==========

The charges consist of $244 million in impairment write-downs of property, equipment and other assets to the lower of carrying values or estimated fair values and $111 million for expected cash disbursements for lease cancellation and other exit costs, the estimated and actual costs to close or sell the five general hospitals, severance costs and costs to terminate the physician contracts. The impairment charge includes $116 million for the write-down of property and equipment, $69 million for the write-down of goodwill and $59 million for the write-down of other assets. The principal elements of the other charges are $38 million in lease cancellation costs, $12 million in severance costs related to the termination of 713 employees and $61 million in other exit costs.

The Company decided to terminate the physician practices because they have not been profitable. During the latter part of fiscal 1999, the Company began the process of evaluating its physician strategy in each of its markets and began to develop plans to either terminate or allow a significant number of its existing contracts with physicians to expire. During fiscal 2000, the Company's management authorized the termination or expiration of the contractual relationships with approximately 50% of its contracted physicians. The physicians, employees and property owners/lessors affected by this decision were duly notified. The Company expects to incur additional charges in the future as the balance of its physician contracts are evaluated for possible termination.

The Company decided to sell or close the five general hospitals because three represented excess capacity in the markets where it had other hospitals and two were in markets that were not essential to the Company's strategic objectives.

The aggregate carrying amount of assets held for sale or disposal following the above charges was $104 million and is included in assets held for sale or disposal in the accompanying consolidated balance sheet at May 31, 2000. The results of operations of the assets held for sale or disposal and the effect of suspending future depreciation and amortization on impaired assets are not significant.

                                                           NOTES TO CONSOLIDATED
                                                            FINANCIAL STATEMENTS

1999

In the fourth quarter of the year ended May 31, 1999, the Company recorded impairment and other unusual charges of $363 million relating to:

                       DOLLARS IN MILLIONS
      IMPAIRMENT AND OTHER UNUSUAL CHARGES

The Company's 1999 Plan to sell 20 general
hospitals and close one general and one specialty
hospital by February 29, 2000                                                 $ 277
--------------------------------------------------------------------------------------
Impairment of the carrying values of property, equipment
and goodwill at 20 physician practices and other
ancillary health care businesses to be held and used                             38
--------------------------------------------------------------------------------------
Implementation of hospital cost control
programs and general overhead reduction plans                                    48
--------------------------------------------------------------------------------------
                                                                              $ 363
                                                                            ==========

The charges in the 1999 Plan above primarily consisted of $264 million in impairment charges to value property and equipment and other assets at the lower of carrying value or estimated fair values for those facilities included in the Company's plan that were to be closed or were expected to be sold at losses, and $13 million in other costs of closure, primarily lease cancellations. The $38 million impairment charge included $19 million for the write-off of goodwill, $10 million for the write-down of property and equipment to estimated fair values and $9 million for the write-down of other assets. The principal elements of the $48 million charge for the implementation of hospital cost-control programs and general overhead-reduction plans were $18 million in lease cancellation costs, $15 million in severance costs related to the termination of 233 employees in facilities and 120 employees in corporate overhead departments and $15 million in other exit costs.

The Company decided to sell or close the above facilities because, for the most part, they were in markets that were not essential to the Company's strategic objectives.

The aggregate carrying amount of assets held for disposal following the above charges was $631 million. The results of operations of the assets held for sale and the effect of suspending future depreciation and amortization on impaired assets were not significant. As of May 31, 2000, the execution of the 1999 Plan was substantially complete.

1998

In the fourth quarter of the year ended May 31, 1998, the Company recorded impairment and other unusual charges of $221 million relating to:


                       DOLLARS IN MILLIONS
      IMPAIRMENT AND OTHER UNUSUAL CHARGES

THE COMPANY'S 1998 PLAN TO CLOSE OR SELL:
-------------------------------------------------------------------------------
     Three general hospitals by May 31, 1999                          $   77
     --------------------------------------------------------------------------
     Two specialty hospitals by May 31, 1999                              24
     --------------------------------------------------------------------------
     Twenty-nine home health agencies by August 31, 1998                  38
     --------------------------------------------------------------------------
Write-off of goodwill and other assets and additional costs
to terminate contracts related to 33 of the Company's
physician practices by May 31, 1999                                       41
-------------------------------------------------------------------------------
Impairment of the carrying value of goodwill at an
additional general hospital                                               20
-------------------------------------------------------------------------------
Impairment of the carrying values of property, equipment,
goodwill and other assets at 16 home health agencies
to be held and used                                                        7
-------------------------------------------------------------------------------
A net increase in the estimate for losses from a
1997 plan to close or sell hospitals                                      14
-------------------------------------------------------------------------------
                                                                      $  221
                                                                     ==========

The charges in the 1998 Plan above primarily consisted of $42 million in impairment charges to value property and equipment and other assets and $40 million to value goodwill at estimated fair values. For the hospitals that were to be closed, the charges also included $36 million of lease commitments, demolition and other costs of closure. For the home health agencies that were to be closed, the charges above also included (a) $14 million in severance costs related to the termination of 489 employees at the agencies and in the corporate


                             TENET HEALTHCARE CORPORATION AND SUBSIDIARIES   27
overhead departments involved with these exit activities, and (b) $6 million in other exit costs. The Company decided to terminate the physician contracts because they were generating and were projected to continue to generate operating losses. The $41 million charge included $32 million for the write-off of goodwill and other assets and $9 million for the estimated costs to cancel the employment or management service agreements with the physicians. The $14 million increase in the estimate for losses from the 1997 Plan was primarily to record $33 million of additional impairment charges at five hospitals from the 1997 Plan based on revised estimates of fair value and costs to sell or close, less $19 million of favorable adjustments at two other hospitals while they were held for disposal and whose fair market values increased during the year ended May 31, 1998. The aggregate carrying amount of assets held for disposal following the above charges was $38 million. The results of operations of the assets held for disposal and the effect of suspending future depreciation and amortization on impaired assets were not significant. As of May 31, 1999, the execution of the 1998 Plan was substantially complete.

The table below presents a reconciliation of beginning and ending liability balances in connection with impairment and other unusual charges recorded in the current and prior fiscal years, as of May 31, 1998, 1999 and 2000.

                                                             DOLLARS IN MILLIONS
       LIABILITY BALANCE IN CONNECTION WITH IMPAIRMENT AND OTHER UNUSUAL CHARGES

                                       MAY 31,                   CASH   OTHER     MAY 31,                  CASH   OTHER     MAY 31,
                                         1998(1)   CHARGES   PAYMENTS   ITEMS(2)    1999(1)  CHARGES   PAYMENTS   ITEMS(2)   2000(1)
RESERVES RELATED TO:
------------------------------------------------------------------------------------------------------------------------------------
Lease cancellations, exit costs and
estimated costs to sell or close
hospitals and other facilities            $  78       $  56      $ (22)  $ (36)      $  76      $  96     $ (54)  $ (12)   $ 106
------------------------------------------------------------------------------------------------------------------------------------
Impairment losses to value property,
equipment, goodwill and other assets,
at estimated fair values                     --         292         --    (292)         --        244        --    (244)      --
------------------------------------------------------------------------------------------------------------------------------------
Severance costs in connection with
the implementation of hospital
cost-control programs, general
overhead-reduction plans, closure of
home health agencies and closure of
hospitals and termination of physician
contracts                                    14          15        (10)     --          19         11       (13)     --       17
------------------------------------------------------------------------------------------------------------------------------------
Accruals for unfavorable lease
commitments at six medical office
buildings                                    22          --         (2)     --          20         --        (8)     --       12
------------------------------------------------------------------------------------------------------------------------------------
Termination of physician contracts            9          --         (3)     --           6          4        (6)     --        4
------------------------------------------------------------------------------------------------------------------------------------
Other                                        19          --        (11)     --           8         --        (6)     --        2
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     $ 142       $ 363      $ (48)  $(328)      $ 129      $ 355     $ (87)  $(256)   $ 141
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

(1) The liability balances are included in other current liabilities and other long-term liabilities in the accompanying consolidated balance sheets.
(2) Other items primarily include write-offs of long-lived assets, including property and equipment, goodwill and other assets.

Cash payments to be applied against these liabilities are expected to approximate $84 million in fiscal 2001 and $57 million thereafter.

                                                           NOTES TO CONSOLIDATED
                                                            FINANCIAL STATEMENTS

NOTE 5

SELECTED BALANCE SHEET DETAILS

                                    DOLLARS IN MILLIONS
                                   OTHER CURRENT ASSETS

                                                                   1999             2000
                                                          ---------------------------------
Other receivables                                              $    278          $   224
-------------------------------------------------------------------------------------------
Prepaid expenses and other current items                            135               88
-------------------------------------------------------------------------------------------
Other current assets                                           $    413          $   312
===========================================================================================

                                    DOLLARS IN MILLIONS
                                 PROPERTY AND EQUIPMENT

                                                                   1999             2000
                                                          ---------------------------------
Land                                                           $    527          $   535
-------------------------------------------------------------------------------------------
Buildings and improvements                                        4,348            4,543
-------------------------------------------------------------------------------------------
Construction in progress                                            388              424
-------------------------------------------------------------------------------------------
Equipment                                                         2,440            2,639
===========================================================================================
                                                                  7,703            8,141
-------------------------------------------------------------------------------------------
Less accumulated depreciation and amortization                   (1,864)          (2,247)
-------------------------------------------------------------------------------------------
Net property and equipment                                     $  5,839          $ 5,894
===========================================================================================

Property and equipment is stated at cost less impairment write-downs related to assets held and used.


                             TENET HEALTHCARE CORPORATION AND SUBSIDIARIES   29

NOTE 6   LONG-TERM DEBT AND LEASE OBLIGATIONS

                                DOLLARS IN MILLIONS

                                     LONG-TERM DEBT

                                                                              1999        2000
                                                               -----------------------------------
Loans payable to banks - unsecured                                          $  2,168   $ 1,442
--------------------------------------------------------------------------------------------------
8 5/8% Senior Notes due 2003,
$500 million face value, net of $7 million unamortized discount                  492       493
--------------------------------------------------------------------------------------------------
7 7/8% Senior Notes due 2003,
$400 million face value, net of $4 million unamortized discount                  395       396
--------------------------------------------------------------------------------------------------
8% Senior Notes due 2005,
$900 million face value, net of $15 million unamortized discount                 882       885
--------------------------------------------------------------------------------------------------
7 5/8% Senior Notes due 2008,
$350 million face value, net of $6 million unamortized discount                  344       344
--------------------------------------------------------------------------------------------------
8 5/8% Senior Subordinated Notes due 2007,
$700 million face value, net of $12 million unamortized discount                 686       688
--------------------------------------------------------------------------------------------------
8 1/8% Senior Subordinated Notes due 2008,
$1,005 million face value, net of $23 million unamortized discount               980       982
--------------------------------------------------------------------------------------------------
6% Exchangeable Subordinated Notes due 2005,
$320 million face value, net of $6 million unamortized discount                  313       314
--------------------------------------------------------------------------------------------------
Zero-coupon guaranteed bonds due 2002                                             33        37
--------------------------------------------------------------------------------------------------
Notes payable and capital lease obligations,
secured by property and equipment payable in installments to 2016                125        80
--------------------------------------------------------------------------------------------------
Other notes, primarily unsecured                                                  18        16
--------------------------------------------------------------------------------------------------

                                                                               6,436     5,677
--------------------------------------------------------------------------------------------------
Less current portion                                                             (45)       (9)
==================================================================================================
                                                                            $  6,391   $ 5,668
                                                                ==================================

LOANS PAYABLE TO BANKS - Loans under the Company's credit agreement are unsecured and generally bear interest at a base rate equal to the prime rate or, if higher, the federal funds rate plus 0.50%, or, at the option of the Company, an adjusted London interbank offered rate (LIBOR) for one-, two-, three-, or six-month periods plus an interest margin of 68.75 basis points. The Company has agreed to pay the lenders an annual facility fee of 31.25 basis points on the total loan commitment. During the year ended May 31, 2000, the weighted average interest rate on loans payable to banks under the credit agreement was 6.4%. The Company expects to refinance the credit agreement on or before its January 31, 2002 maturity date.

SENIOR NOTES AND SENIOR SUBORDINATED NOTES - In June 2000, the Company issued, in a private placement, $400 million of 9 1/4% Senior Notes due 2010. The proceeds were used to retire existing bank debt under the credit agreement.

                                                          NOTES TO CONSOLIDATED
                                                           FINANCIAL STATEMENTS

The Company's 7 7/8% Senior Notes due 2003, 8 5/8% Senior Notes due 2003 and 8% Senior Notes due 2005 are not redeemable prior to their maturity. The 75/8% Senior Notes due 2008 and the new 9 1/4% Senior Notes due 2010 are redeemable at any time at the option of the Company. The 8 5/8% Senior Subordinated Notes due 2007 are redeemable at the option of the Company, in whole or from time to time in part, at any time on or after January 15, 2002. The Senior Subordinated Notes due 2008 are not redeemable by the Company prior to June 1, 2003.

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

In connection with the redemption of certain of the Company's indebtedness in 1998, the Company recorded an extraordinary charge from early extinguishment of debt in the amount of $117 million, net of tax benefits of $72 million.

6% EXCHANGEABLE SUBORDINATED NOTES - The 6% Exchangeable Subordinated Notes due 2005 are exchangeable at the option of the holder for shares of common stock of Ventas, Inc., formerly known as Vencor, Inc. (Ventas), at an exchange rate of
25.9403 shares and $239.36 in cash (see Note 12) per $1,000 principal amount of the notes, subject to the Company's right to pay an amount in cash equal to the market price of the shares of Ventas common stock in lieu of delivery of such shares. Subject to certain limitations in the credit agreement, the notes are now redeemable at the option of the Company at any time. The notes also are unsecured obligations of the Company subordinated in right of payment to all existing and future senior and senior subordinated debt and borrowings under the credit agreement.

In May 1998, Ventas, in connection with a plan of reorganization, split into two public companies: a self-administered, self-managed realty company (Ventas), and an operating company now known as Vencor, Inc. (Vencor), which leases hospitals and nursing facilities from Ventas. In May 1998, the Company sold its Vencor common stock and invested the proceeds in a portfolio of investments in U.S. government and U.S. government-sponsored agency securities. These investments, which are held in escrow for the benefit of the holders of the 6% Exchangeable Subordinated Notes, are treated as available for sale.

To the extent that the combined fair market value of the Company's investment in the common stock of Ventas and, from May 1998, the related investment portfolio, exceeds the carrying value of the notes at the end of any accounting period, the Company adjusts the carrying value of the notes to the fair market value of the investments through a charge or credit to earnings. Corresponding adjustments to the carrying value of the investments are credited or charged directly to other comprehensive income as unrealized gains or losses. The combined value of the Ventas common stock and the investment portfolio has remained below the exchange price since the end of the Company's second quarter in fiscal 1998.

LOAN COVENANTS - The credit agreement and the indentures governing the Company's outstanding public debt have, among other requirements, limitations on borrowings by, and liens on the assets of, the Company or its subsidiaries, investments, the sale of all or substantially all assets and prepayment of subordinated debt, a prohibition against the Company declaring or paying dividends on or purchasing its stock unless its senior long-term unsecured debt securities are rated BBB- or higher by Standard and Poors' Rating Services and Baa3 or higher by Moody's Investors Service, Inc., and covenants regarding maintenance of specified levels of net worth, debt ratios and fixed-charge coverage ratios. Because of the dividend restrictions, all of the


                           TENET HEALTHCARE CORPORATION AND SUBSIDIARIES      31

Company's retained earnings are restricted. The Company is in compliance with its loan covenants. There are no compensating balance requirements for any credit line or borrowing.

Future long-term debt maturities and minimum operating lease payments as of May 31, 2000 are as follows:


                                       DOLLARS IN MILLIONS
             LONG-TERM DEBT MATURITIES & LEASE OBLIGATIONS

                          2001       2002        2003        2004        2005    LATER YEARS
                      ----------------------------------------------------------------------
Long-term debt        $      9    $ 1,440     $   464     $   505    $    908      $ 2,433
--------------------------------------------------------------------------------------------
Long-term leases           209        193         175         149          87          262
============================================================================================


Rental expense under operating leases, including short-term leases, was $283 million in 1998, $290 million in 1999 and $286 in 2000.


Note  7  INCOME TAXES

                                       DOLLARS IN MILLIONS
                     INCOME TAXES ON CONTINUING OPERATIONS

                                                             1998         1999         2000
                                                           -----------------------------------
CURRENTLY PAYABLE:
     -----------------------------------------------------------------------------------------
     Federal                                               $   66       $   97       $  229
     -----------------------------------------------------------------------------------------
     State                                                     28           25           32
     -----------------------------------------------------------------------------------------
                                                               94          122          261
----------------------------------------------------------------------------------------------
DEFERRED:
----------------------------------------------------------------------------------------------
     Federal                                                  112           83           (4)
     -----------------------------------------------------------------------------------------
     State                                                     19           18           18
----------------------------------------------------------------------------------------------
                                                              131          101           14
----------------------------------------------------------------------------------------------
Other                                                          44            2            3
----------------------------------------------------------------------------------------------
                                                           $  269       $  225       $  278
                                                           ===================================

                                                           NOTES TO CONSOLIDATED
                                                            FINANCIAL STATEMENTS



A reconciliation between the amount of reported income tax expense and the amount computed by multiplying income before tax by the statutory Federal income tax rate is shown below:


                                    DOLLARS IN MILLIONS

                                           INCOME TAXES

                                                                   1998        1999       2000
                                                              ------------------------------------
Tax provision at statutory federal rate of 35%                   $  227      $  166     $  216
--------------------------------------------------------------------------------------------------
State income taxes, net of federal income tax benefit                27          28         32
--------------------------------------------------------------------------------------------------
Goodwill amortization                                                26          25         23
--------------------------------------------------------------------------------------------------
Nondeductible goodwill included in asset sales                       --          --         32
--------------------------------------------------------------------------------------------------
Donation of TRC common stock                                        (25)         --         --
--------------------------------------------------------------------------------------------------
Nondeductible asset impairment charges                               12          38          1
--------------------------------------------------------------------------------------------------
Change in valuation allowance and tax contingency reserves           10         (35)       (32)
--------------------------------------------------------------------------------------------------
Other items                                                          (8)          3          6
--------------------------------------------------------------------------------------------------
                                                                 $  269      $  225     $  278
                                                           =======================================

Deferred tax assets and liabilities as of May 31, 1999 and 2000 relate to the following:


                                    DOLLARS IN MILLIONS

                    DEFERRED TAX ASSETS AND LIABILITIES

                                                          1999                     2000
                                                 -------------------------------------------------
                                                  ASSETS      LIABILITIES  ASSETS    LIABILITIES
Depreciation and fixed-asset basis differences   $   --       $  754       $   --     $  892
--------------------------------------------------------------------------------------------------
Reserves related to discontinued operations,
impairment and other unusual charges                152           --          140         --
--------------------------------------------------------------------------------------------------
Receivables -- doubtful accounts and adjustments     44           --           --         15
--------------------------------------------------------------------------------------------------
Accruals for insurance risks                        101           --          120         --
--------------------------------------------------------------------------------------------------
Intangible assets                                    --            8           --         50
--------------------------------------------------------------------------------------------------
Other long-term liabilities                          64           --          149         --
--------------------------------------------------------------------------------------------------
Benefit plans                                        98           --           69         --
--------------------------------------------------------------------------------------------------
Other accrued liabilities                            92           --          124         --
--------------------------------------------------------------------------------------------------
Investments and other assets                         --           75           16         --
--------------------------------------------------------------------------------------------------
Net operating loss carryforwards                     41           --           17         --
--------------------------------------------------------------------------------------------------
Other items                                           1           --            7         --
--------------------------------------------------------------------------------------------------
                                                 $  593       $  837      $   642     $  957
                                                ==================================================


                             TENET HEALTHCARE CORPORATION AND SUBSIDIARIES    33

Management believes that realization of the deferred tax assets is more likely than not to occur as temporary differences reverse against future taxable income.

At May 31, 2000, the Company's carryforwards from prior tax returns available to offset future federal net taxable income consisted of (1) net operating loss carryforwards of approximately $49 million, expiring in 2002 through 2007, and
(2) approximately $6 million in alternative minimum taxes with no expiration.

Allowable federal deductions relating to net operating losses are subject to annual limitations. These limitations are not expected to significantly affect the ability of the Company to ultimately recognize the benefit of these net operating loss deductions in future years.


NOTE 8   CLAIMS AND LAWSUITS
In its normal course of business, the Company is subject to claims and lawsuits. The Company believes that its liability for damages resulting from such claims and lawsuits is adequately covered by insurance or is adequately provided for in its consolidated financial statements.

The Company has recorded provisions to estimate the cost of the ultimate disposition of all of its significant legal proceedings and to estimate the legal fees that it expects to incur. There can be no assurance that the ultimate liability will not exceed such estimates. While the amounts claimed may be substantial, the ultimate liability cannot now be reasonably determined because of the considerable uncertainties that exist. Therefore, it is possible that results of operations or liquidity in a particular period could be materially affected by certain of these contingencies. Based on facts currently available, however, management believes that the disposition of known matters that are pending or asserted will not have a materially adverse effect on the financial position of the Company.


A. PROFESSIONAL AND GENERAL LIABILITY INSURANCE
The Company insures substantially all of its professional and comprehensive general liability risks in excess of self-insured retentions through a majority-owned insurance subsidiary. These self-insured retentions currently are $1 million per occurrence and in prior years varied by hospital and by policy period from $500,000 to $3 million per occurrence. A significant portion of these risks is, in turn, reinsured with major independent insurance companies. In addition to the reserves recorded by the above insurance subsidiary, the Company maintains an unfunded reserve based on actuarial estimates for the self-insured portion of its professional liability risks. Reserves for losses and related expenses are estimated using expected loss-reporting patterns and have been discounted to their present value using a discount rate of 8%. Adjustments to the reserves are included in results of operations.


B. SIGNIFICANT LEGAL PROCEEDINGS
The Company has been involved in significant civil litigation of an unusual nature related principally to its subsidiaries' discontinued psychiatric business. The Company recently entered into an agreement in principle to settle substantially all of such civil litigation.

NOTE 9   STOCK BENEFIT PLANS
The Company has stock-based compensation plans, which are described below. The Company has elected to continue to apply Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for stock options under the plans because the exercise prices for options granted were equal to the quoted market prices on the option grant dates and all option grants were to employees or directors.

At May 31, 2000, there were 17,583,014 shares of common stock available for future grants of stock options and performance-based incentive awards to the Company's key employees, advisors and consultants. Options are normally exercisable at the rate of one-third per year beginning one year from the date of grant. Stock options generally expire 10 years from the date of grant. No performance-based incentive stock awards have been made since fiscal 1994.

                                                          NOTES TO CONSOLIDATED
                                                           FINANCIAL STATEMENTS

The Company has a Directors Stock Option Plan pursuant to which nonemployee directors receive annual grants of options to purchase shares of common stock. At May 31, 2000, there were 57,704 shares available for future grant. Awards have an exercise price equal to the fair market value of the Company's shares on the date of grant, typically vest on the date of grant and expire 10 years after the date of grant. In July 2000, the Board of Directors approved an amendment to the plan that will increase the number of shares available for future grants by 700,000, subject to shareholder approval.

All awards granted under the foregoing plans will vest under circumstances defined in the plans or under certain employment arrangements, including a change in control of the Company without the approval of the Board of Directors.

The following table summarizes certain information about the Company's stock options outstanding at May 31, 2000:

OUTSTANDING STOCK OPTIONS

                                            OPTIONS OUTSTANDING                                OPTIONS EXERCISABLE
--------------------------------------------------------------------------------------------------------------------------
         RANGE OF      NUMBER OF               WEIGHTED-AVERAGE    WEIGHTED AVERAGE        NUMBER OF      WEIGHTED AVERAGE
  EXERCISE PRICES        OPTIONS     REMAINING CONTRACTUAL LIFE      EXERCISE PRICE          OPTIONS        EXERCISE PRICE
$  4.69 to  $9.88      2,463,164                      3.3 years             $  9.40        2,463,164              $   9.40
--------------------------------------------------------------------------------------------------------------------------
$ 11.11 to $17.50     11,141,815                      7.4 years               15.53        3,994,118                 13.45
--------------------------------------------------------------------------------------------------------------------------
$ 17.63 to $23.63      6,381,705                      6.3 years               20.86        4,901,602                 21.08
--------------------------------------------------------------------------------------------------------------------------
$ 24.75 to $31.00     10,487,495                      7.7 years               28.17        5,510,686                 26.44
--------------------------------------------------------------------------------------------------------------------------
$ 33.06 to $35.13      4,835,105                      7.4 years               33.09        3,250,102                 33.10
--------------------------------------------------------------------------------------------------------------------------
                      35,309,284                      7.0 YEARS             $ 22.22       20,119,672              $  21.55
                     =====================================================================================================


A summary of the status of the Company's stock option plans as of May 31, 1998, 1999 and 2000, and changes during the years ending on those dates is presented below:


STOCK OPTIONS PLANS

                                              1998                          1999                          2000
                                   ---------------------------------------------------------------------------------------
                                              WEIGHTED AVERAGE              WEIGHTED AVERAGE              WEIGHTED AVERAGE
                                     SHARES     EXERCISE PRICE     SHARES     EXERCISE PRICE     SHARES     EXERCISE PRICE
Outstanding at beginning of year   24,850,790          $ 17.25   23,284,572           $21.58   31,387,519          $ 23.76
--------------------------------------------------------------------------------------------------------------------------
Granted                             5,608,259            33.07    9,144,750            28.89    8,168,651            16.98
--------------------------------------------------------------------------------------------------------------------------
Exercised                          (6,547,332)           14.89     (690,102)           15.69   (1,214,077)           17.65
--------------------------------------------------------------------------------------------------------------------------
Forfeited                            (627,145)           22.27     (351,701)           28.07   (3,032,809)           25.80
--------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year         23,284,572            21.58   31,387,519            23.76   35,309,284            22.22
--------------------------------------------------------------------------------------------------------------------------
Options exercisable at year end    12,169,407          $ 15.63   16,833,561           $19.02   20,119,672          $ 21.55
==========================================================================================================================



                             TENET HEALTHCARE CORPORATION AND SUBSIDIARIES    35

The weighted average fair value of options granted in 1998, 1999, and 2000 was $14.66, $13.48 and $8.21, respectively. The fair values of the option grants in the table above, and for purposes of the pro forma disclosures below, have been estimated as of the date of each grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:


                         VALUATION ASSUMPTIONS

                                                                1998       1999        2000
                                                    ..........................................
Expected volatility                                              33%        35%         36%
----------------------------------------------------------------------------------------------
Risk-free interest rates                                        5.9%       4.9%        5.9%
----------------------------------------------------------------------------------------------
Expected lives, in years                                        6.1        7.2         6.6
----------------------------------------------------------------------------------------------
Expected dividend yield                                           0%         0%          0%
==============================================================================================

Had compensation cost for the Company's stock options been determined based on these fair values for awards granted during the past four years, the Company's net income and earnings per share would have been the pro forma amounts indicated below:

                            DOLLARS IN MILLIONS
                           PRO FORMA DISCLOSURES


                                                                1998        1999       2000
 .................................................................................................
NET INCOME:
-------------------------------------------------------------------------------------------------
     As reported                                            $    261    $    249    $   302
-------------------------------------------------------------------------------------------------
     Pro forma                                              $    231    $    199    $   249
=================================================================================================
BASIC EARNINGS PER SHARE:
-------------------------------------------------------------------------------------------------
     As reported                                            $   0.85    $   0.80    $   0.97
-------------------------------------------------------------------------------------------------
     Pro forma                                              $   0.76    $   0.65    $   0.81
=================================================================================================
DILUTED EARNINGS PER SHARE:
-------------------------------------------------------------------------------------------------
     As reported                                            $   0.84    $   0.79    $   0.96
-------------------------------------------------------------------------------------------------
     Pro forma                                              $   0.75    $   0.64    $   0.80
=================================================================================================

                                                           NOTES TO CONSOLIDATED
                                                            FINANCIAL STATEMENTS

Note 10
EMPLOYEE STOCK PURCHASE PLAN
The Company has an Employee Stock Purchase Plan under which it is authorized to issue up to 9,500,000 shares of common stock to eligible employees of the Company or its designated subsidiaries. Under the terms of the plan, eligible employees may elect to have between 1% and 10% of their base earnings withheld each calendar quarter to purchase, on the last day of the quarter, shares of the Company's common stock at a purchase price equal to 85% of the lower of the closing price on the first day of the quarter or its closing price on the last day of the quarter. Under the plan, the Company sold 703,832 shares in the year ended May 31, 1998 at a weighted average price of $24.87 per share, 1,043,804 shares in the year ended May 31, 1999 at a weighted average price of $21.58 per share and 1,098,554 shares in the year ended May 31, 2000 at a weighted average price of $15.92 per share.


Note 11
EMPLOYEE RETIREMENT PLANS
Substantially all domestic employees who are employed by the Company or its subsidiaries, upon qualification, are eligible to participate in a defined contribution 401(k) plan. Employees who elect to participate generally make mandatory contributions from 1% to 20% of their eligible compensation, and the Company matches such contributions up to a maximum percentage. Company contributions to the plans were approximately $39 million for fiscal 1998, $49 million for fiscal 1999 and $52 million for fiscal 2000.


Note 12
INVESTMENTS
The Company's principal long-term investments in unconsolidated affiliates at May 31, 2000, included 8,301,067 shares of Ventas, 2,865,000 shares of Total Renal Care Holdings, Inc. (TRC) and shares of various other investments, primarily in Internet-related health care ventures. Also included in the Company's long-term investments at May 31, 2000 is an investment portfolio of U.S. government securities aggregating $77 million, which resulted from the investment of the proceeds from the Company's sale of 8,301,067 shares of Vencor common stock that it received as a dividend from Ventas in May 1998. This sale resulted in a pretax loss to the Company of $30 million in 1998. The portfolio is being held in an escrow account for the benefit of the holders of the Company's 6% Exchangeable Notes (see Note 6). The Company classifies all these investments as "available for sale" whereby the carrying values of the shares and debt instruments are adjusted to market value at the end of each accounting period through a credit or charge, net of income taxes, to other comprehensive income. At May 31, 1999 and 2000, the aggregate market value of these investments was approximately $378 million and $149 million, respectively.


                             TENET HEALTHCARE CORPORATION AND SUBSIDIARIES   37

In March 1998, the Company contributed 2,135,000 shares of its TRC common stock, with a fair market value of $75 million and an original cost basis of $4 million, to Tenet Healthcare Foundation, a charitable foundation through which Tenet conducts substantially all of the Company's philanthropic grant making. The effect of the contribution to the foundation, less the gain on the disposition of the TRC shares, has been reflected in net losses on disposals of facilities and long-term investments in the 1998 consolidated statement of income.

Note 13
EARNINGS PER SHARE
The table below is a reconciliation of the numerators and the denominators of the Company's basic and diluted earnings per share computations for income from continuing operations for each of the three years ended May 31, 1998 through 2000. Income is expressed in millions and weighted average shares are expressed in thousands:

EARNINGS PER SHARE RECONCILIATION

                                                             EFFECT OF DILUTIVE
                                         DILUTED EARNINGS      STOCK OPTIONS     BASIC EARNINGS
                                                PER SHARE       AND WARRANTS        PER SHARE
1998  Income (Numerator)                          $    378               --          $    378
--------------------------------------------------------------------------------------------------
      Weighted average shares (Denominator)        306,255            5,858           312,113
--------------------------------------------------------------------------------------------------
      Per share amount                            $   1.23                           $   1.22
==================================================================================================
1999  Income (Numerator)                          $    249               --          $    249
--------------------------------------------------------------------------------------------------
      Weighted average shares (Denominator)        310,050            3,336           313,386
--------------------------------------------------------------------------------------------------
      Per share amount                            $   0.80                           $   0.79
==================================================================================================
2000  Income (Numerator)                          $    340               --          $    340
--------------------------------------------------------------------------------------------------
      Weighted average shares (Denominator)        311,980            2,938           314,918
--------------------------------------------------------------------------------------------------
      Per share amount                            $   1.09                           $   1.08
==================================================================================================

Outstanding options to purchase 15,321,000 shares of common stock were not included in the computation of earnings per share for fiscal 2000 because the options' exercise prices were greater than the average market price of the common stock.

                                                          NOTES TO CONSOLIDATED
                                                           FINANCIAL STATEMENTS

NOTE 14
DISCONTINUED OPERATIONS--PSYCHIATRIC HOSPITAL BUSINESS
In the fourth quarter of the year ended May 31, 2000, the Company recorded an additional $30 million charge to discontinued operations ($19 million after taxes or $0.06 per share) to reflect a July 19, 2000 agreement in principle to settle substantially all of the remaining civil litigation related to certain of the Company's former psychiatric hospitals.

NOTE 15
CUMULATIVE EFFECT OF ACCOUNTING CHANGE
On June 1, 1999, the Company changed its method of accounting for start-up costs to expense such costs as incurred in accordance with Statement of Position 98-5. The adoption of the Statement resulted in the write-off of previously capitalized start-up costs as of May 31, 1999 in the amount of $19 million, net of tax benefit, which amount is shown in the accompanying consolidated statement of income for the year ended May 31, 2000 as a cumulative effect of accounting change.

NOTE 16
DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amounts of cash and cash equivalents, accounts receivable, current portion of long-term debt, accounts payable and accrued interest payable approximate fair value because of the short maturity of these instruments. The carrying values of investments, both short-term and long-term (excluding investments accounted for by the equity method), are reported at fair value. Long-term receivables are carried at cost and are not materially different from their estimated fair values. The fair value of long-term debt is based on quoted market prices and approximates its carrying value.

NOTE 17
SUPPLEMENTAL DISCLOSURES TO
CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                             DOLLARS IN MILLIONS
SUPPLEMENTAL DISCLOSURES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                1998        1999       2000
 .................................................................................................
Interest paid (net of amounts capitalized)                    $  489      $  417     $  473
-------------------------------------------------------------------------------------------------
Income taxes paid (net of refunds received)                       11          (7)       226
-------------------------------------------------------------------------------------------------
Fair value of common stock issued for acquisitions
of hospitals and other assets                                     --           9         --
-------------------------------------------------------------------------------------------------
Fair value of 1,078,800 shares of common stock received
as payments for note and the exercise of stock options            31          --         --
=================================================================================================

                             TENET HEALTHCARE CORPORATION AND SUBSIDIARIES   39

NOTE 18
SUPPLEMENTAL DISCLOSURE FOR OTHER COMPREHENSIVE INCOME
The following table sets forth the tax effects allocated to each component of other comprehensive income for the years ended May 31, 1998, 1999 and 2000.

                          DOLLARS IN MILLIONS
    TAX EFFECTS OF OTHER COMPREHENSIVE INCOME

                                                                            TAX
-----------------------------------------------------------------------------------------------------
                                     BEFORE-TAX AMOUNT   TAX (EXPENSE) OR BENEFIT   NET-OF-TAX AMOUNT
YEAR ENDED MAY 31, 1998
-----------------------------------------------------------------------------------------------------
     Unrealized losses on
     securities held as available for sale      $  (56)             $   36           $  (20)
-----------------------------------------------------------------------------------------------------
     Less: reclassification adjustment for
     realized gains included in net income         (40)                 --              (40)
------------------------------------------------------------------------------------------------------
                                                $  (96)             $   36           $  (60)
======================================================================================================
YEAR ENDED MAY 31, 1999
------------------------------------------------------------------------------------------------------
     Foreign currency translation adjustment    $   (5)             $    2           $   (3)
------------------------------------------------------------------------------------------------------
     Unrealized gains on securities
     held as available for sale                     51                 (21)              30
------------------------------------------------------------------------------------------------------
                                                $   46              $  (19)          $   27
======================================================================================================
YEAR ENDED MAY 31, 2000
------------------------------------------------------------------------------------------------------
     Foreign currency translation adjustment    $   (1)             $    1           $   --
------------------------------------------------------------------------------------------------------
     Unrealized losses on
     securities held as available for sale        (142)                 53              (89)
------------------------------------------------------------------------------------------------------
     Less: reclassification adjustment for
     realized gains included in net income         (92)                 34              (58)
------------------------------------------------------------------------------------------------------
                                                $ (235)             $   88           $ (147)
                                              ========================================================

NOTE 19   RECENTLY ISSUED ACCOUNTING STANDARDS
In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), which, as amended by SFAS 137 and 138, is effective for financial statements for fiscal years beginning after June 15, 2000, and which will apply to the Company beginning June 1, 2001. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments and hedging activities.

In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation." This document is an interpretation of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," issued in 1972, and is effective July 1, 2000. Among other issues, this interpretation clarifies (a) the definition of EMPLOYEE for purposes of applying Opinion 25, (b) the criteria for determining when a stock award plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option award, and (d) the accounting for an exchange of stock compensation awards in a business combination.

The Company does not expect the adoption of these new accounting standards to have a material effect on its future results of operations.

                                                                   SUPPLEMENTARY
                                                           FINANCIAL INFORMATION
DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS
SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                       FISCAL 1999 QUARTERS                    FISCAL 2000 QUARTERS
                                             ..............................................................................

                                                FIRST    SECOND   THIRD   FOURTH         FIRST   SECOND    THIRD  FOURTH
Net operating revenues                         $2,553   $2,563   $2,822   $2,942        $2,873   $2,780   $2,850   $2,911
---------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations          137      125      124     (137)          128      135       38      39
---------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                 137      125      124     (137)          109      135       38      20
---------------------------------------------------------------------------------------------------------------------------

EARNINGS (LOSS) PER SHARE FROM CONTINUING OPERATIONS:
---------------------------------------------------------------------------------------------------------------------------
     Basic                                     $ 0.44   $ 0.40   $ 0.40   $(0.44)       $ 0.41   $ 0.43   $ 0.12   $0.13
---------------------------------------------------------------------------------------------------------------------------
     Diluted                                   $ 0.44   $ 0.40   $ 0.40   $(0.44)       $ 0.41   $ 0.43   $ 0.12   $0.12
---------------------------------------------------------------------------------------------------------------------------

Quarterly operating results are not necessarily representative of operations for a full year for various reasons, including levels of occupancy, interest rates, acquisitions, disposals, revenue allowance and discount fluctuations, the timing of price changes, gains and losses on sales of assets, impairment and other unusual charges and fluctuations in quarterly tax rates. For example, fiscal 1998 includes an $18 million gain recorded in the second quarter related to a change in the index value of the Company's 6% Exchangeable Subordinated Notes, and a $35 million loss from disposal of long-term investments, impairment and other unusual charges of $221 million, as well as a $117 million extraordinary charge from early extinguishment of debt in the fourth quarter. Fiscal 1999 includes impairment and other unusual charges of $363 million recorded in the fourth quarter. Fiscal 2000 includes a $19 million charge for the cumulative effect of accounting change recorded in the first quarter and net gains (losses) on disposals of facilities and long-term investments of $10 million, $58 million, $51 million and $(70) million recorded in the first, second, third and fourth quarters, respectively. The third and fourth quarters also include impairment and other unusual charges of $232 million and $123 million, respectively. The fourth quarter also includes a $19 million charge to discontinued operations.

COMMON STOCK INFORMATION (UNAUDITED)

                          FISCAL 1999 QUARTERS                     FISCAL 2000 QUARTERS
 ................................................................................................
                    FIRST  SECOND    THIRD   FOURTH          FIRST  SECOND    THIRD   FOURTH
PRICE RANGE:
------------------------------------------------------------------------------------------------
     High         35 3/8  31 1/4   31 15/16   26 3/4        24 15/16   25       28 3/4   27 1/8
------------------------------------------------------------------------------------------------
     Low          25 3/8  25 5/8   19         16            15 3/8     16 1/4   16       17 5/16
------------------------------------------------------------------------------------------------

At July 31, 2000, there were approximately 11,700 holders of record of the Company's common stock. The Company's common stock is listed and traded on the New York and Pacific stock exchanges. The stock prices above are the high and low sales prices as reported in the NYSE Composite Tape for the last two fiscal years. The Company's credit facility prohibits the declaration or payment of dividends unless its senior long-term unsecured debt securities are rated BBB-or higher by Standard and Poors' Rating Services and Baa3 or higher by Moody's Investors Services, Inc.


                             TENET HEALTHCARE CORPORATION AND SUBSIDIARIES   41

DIRECTORS AND
MANAGEMENT


BOARD OF DIRECTORS                              PRINCIPAL MANAGEMENT                   SENIOR VICE PRESIDENTS
                                                OF THE COMPANY OR A SUBSIDIARY         OF THE COMPANY OR A SUBSIDIARY
JEFFREY C. BARBAKOW (1),(4)
Chairman and Chief Executive Officer            Jeffrey C. Barbakow                    William A. Barrett
Tenet Healthcare Corporation                    CHAIRMAN AND CHIEF EXECUTIVE OFFICER   ASSISTANT GENERAL COUNSEL

LAWRENCE BIONDI, S.J. (2),(4),(5)               David L. Dennis                        Dennis M. Brown
President                                       OFFICE OF THE PRESIDENT                NORTHERN REGION
St. Louis University                            CHIEF CORPORATE OFFICER
                                                CHIEF FINANCIAL OFFICER                Alan N. Cranford
BERNICE B. BRATTER (1),(3),(4)                  VICE CHAIRMAN                          OPERATIONS, INFORMATION SYSTEMS
Retired President
Los Angeles Women's Foundation                  Thomas B. Mackey                       David S. Dearman
                                                OFFICE OF THE PRESIDENT                OPERATIONS FINANCE
SANFORD CLOUD JR. (5),(6),(7)                   CHIEF OPERATING OFFICER
President and Chief Executive Officer                                                  Steven Dominguez
National Conference for                         Stephen F. Brown                       GOVERNMENT PROGRAMS
Community and Justice                           EXECUTIVE VICE PRESIDENT
                                                CHIEF INFORMATION OFFICER              Stephen D. Farber
MAURICE J. DEWALD (1),(2),(3),(7)                                                      CORPORATE FINANCE
Chairman                                        Alan R. Ewalt                          TREASURER
Verity Financial Group, Inc.                    EXECUTIVE VICE PRESIDENT
                                                HUMAN RESOURCES                        Michael W. Gallo
MICHAEL H. FOCHT SR. (5)                                                               PATIENT FINANCIAL SERVICES
Retired President and Chief Operating Officer   Reynold J. Jennings
Tenet Healthcare Corporation                    EXECUTIVE VICE PRESIDENT               Lynn S. Hart
                                                SOUTHEAST DIVISION                     GOVERNMENT RELATIONS
RAYMOND A. HAY (2),(4),(5),(7)
Chairman, Aberdeen Associates                   Raymond L. Mathiasen                   Bruce L. Johnson
                                                EXECUTIVE VICE PRESIDENT               AUDIT SERVICES
VAN B. HONEYCUTT (6),(7)                        CHIEF ACCOUNTING OFFICER
Chairman, President and Chief Executive Officer                                        T. Dennis Jorgensen
Computer Sciences Corporation                   David R. Mayeux                        ETHICS, BUSINESS CONDUCT
                                                EXECUTIVE VICE PRESIDENT               AND ADMINISTRATION
LESTER B. KORN (1),(3),(6)                      ACQUISITION & DEVELOPMENT
Chairman and Chief Executive Officer                                                   Ben F. King
Korn Tuttle Capital Group                       Barry P. Schochet                      FINANCE, CENTRAL-NORTHEAST DIVISION
                                                VICE CHAIRMAN
FLOYD D. LOOP, M.D. (2),(6)                                                            Paul B. Kusserow
Chairman and Chief Executive Officer            W. Randolph Smith                      CORPORATE STRATEGY & VENTURES
The Cleveland Clinic Foundation                 EXECUTIVE VICE PRESIDENT
                                                CENTRAL-NORTHEAST DIVISION             Kenneth B. Love Jr.
                                                                                       FINANCE, WESTERN DIVISION
                                                Neil M. Sorrentino
BOARD COMMITTEES                                EXECUTIVE VICE PRESIDENT               Stephen L. Newman, M.D.
--------------------------------------------    WESTERN DIVISION                       GULF STATES REGION
(1)  EXECUTIVE COMMITTEE
--------------------------------------------    Christi R. Sulzbach                    Martin J. Paris, M.D., M.P.H.
(2)  AUDIT COMMITTEE                            EXECUTIVE VICE PRESIDENT               MEDICAL AFFAIRS AND QUALITY IMPROVEMENT
--------------------------------------------    GENERAL COUNSEL
(3)  COMPENSATION AND STOCK OPTION COMMITTEE    CHIEF COMPLIANCE OFFICER               Suzanne T. Porter
--------------------------------------------                                           STRATEGY & DEVELOPMENT
(4)  NOMINATING COMMITTEE
--------------------------------------------                                           Timothy L. Pullen
(5)  ETHICS AND QUALITY ASSURANCE COMMITTEE                                            CONTROLLER
--------------------------------------------
(6)  PENSION COMMITTEE                                                                 Paul J. Russell
--------------------------------------------                                           INVESTOR RELATIONS
(7)  SHAREHOLDERS PROPOSALS COMMITTEE
============================================


42

Richard B. Silver                     Stephen E. Corbeil                            Paul E. O'Neill
ASSISTANT GENERAL COUNSEL             CENTRAL STATES AND MASSACHUSETTS REGION       ACQUISITION & DEVELOPMENT
AND CORPORATE SECRETARY
                                      Lourdes Cordero                               Douglas E. Rabe
Jay A. Silverman                      HUMAN RESOURCES, OPERATIONS                   TAX
CHIEF EXECUTIVE OFFICER,
SYNDICATED OFFICE SYSTEMS             Stephen F. Diaz                               Rodney Reasoner
                                      CORPORATE FINANCIAL PLANNING                  FINANCE, CENTRAL STATES AND
Charles R. Slaton                                                                   MASSACHUSETTS REGION
TEXAS REGION                          Curtis L. Dosch
                                      FINANCE, SOUTHERN STATES REGION               Norma Resneder
Don S. Steigman                                                                     HUMAN RESOURCES, OPERATIONS
FLORIDA REGION                        William R. Durham
                                      FINANCE, GULF STATES REGION                   J. Scott Richardson
Michael E. Tyson                                                                    FINANCE, TEXAS REGION
FINANCE, SOUTHEAST DIVISION           Robert Duzan
                                      FINANCE, WESTERN DIVISION                     Gary W. Robinson
Gustavo A. Valdespino                                                               ASSISTANT GENERAL COUNSEL
SOUTHERN CALIFORNIA REGION II         Donna E. Erb
                                      ASSISTANT GENERAL COUNSEL                     Mario E. Rodriguez
Kenneth K. Westbrook                                                                GOVERNMENT PROGRAMS
SOUTHERN CALIFORNIA REGION I          Deborah J. Ettinger
                                      BUSINESS DEVELOPMENT & STRATEGY,              Leonard H. Rosenfeld
Barry A. Wolfman                      WESTERN DIVISION                              QUALITY MANAGEMENT
PENNSYLVANIA REGION
                                      Cynthia A. Farrow                             C. David Ross
                                      EMPLOYEE BENEFITS                             FINANCE, FLORIDA REGION
VICE PRESIDENTS
OF THE COMPANY OR A SUBSIDIARY        Richard W. Fiske                              Edward T. Schreck
                                      ACQUISITION & DEVELOPMENT                     SOUTHERN CALIFORNIA REGION III
Jacinta Titialii Abbott
ASSISTANT GENERAL COUNSEL             Robert S. Hendler, M.D.                       Jeffrey S. Sherman
                                      MEDICAL EDUCATION &                           FINANCE, WESTERN DIVISION
Michael P. Appelhans                  TECHNOLOGY ASSESSMENT
ASSISTANT GENERAL COUNSEL                                                           Gerald L. Stevens
                                      Lawrence G. Hixon                             STRATEGIC PROJECTS
Craig C. Armin                        CORPORATE FINANCIAL REPORTING
GOVERNMENT PROGRAMS                                                                 Diana L. Takvam
                                      Michael S. Hongola                            INVESTOR RELATIONS
John F. Bealle                        FINANCIAL SYSTEMS
REIMBURSEMENT                                                                       Eric A. Tuckman
                                      Jeffrey Koury                                 ACQUISITION AND DEVELOPMENT
Steven. R. Blake                      FINANCE, WESTERN DIVISION
FINANCE, NORTHERN REGION                                                            Paul A. Walker
                                      William W. Leyhe                              PENNSYLVANIA REGION
Sanford M. Bragman                    INTEGRATED DELIVERY, WESTERN DIVISION
RISK MANAGEMENT                                                                     Davis L. Watts
                                      William Loorz                                 BUSINESS OFFICE SERVICES
Mark H. Bryan                         CONSTRUCTION & DESIGN
FLORIDA REGION                                                                      Steven Weiss
                                      John A. Lynn                                  FINANCE, ST. LOUIS MARKET
Gregory H. Burfitt                    COMPENSATION
SOUTHERN STATES REGION                                                              William R. Wilson
                                      Deborah A. Maicach                            FINANCE, PENNSYLVANIA REGION
Daniel J. Cancelmi                    INFORMATION SYSTEMS
ASSISTANT CONTROLLER


                             TENET HEALTHCARE CORPORATION AND SUBSIDIARIES   43

CORPORATE
INFORMATION

COMMON STOCK LISTING
The Company's common stock is listed under the symbol THC on the New York and Pacific stock exchanges.

Debt securities listed on the New York Stock Exchange are:

 9 5/8%   Senior Notes due 2002
-------------------------------------------------------------------------------
 7 7/8%   Senior Notes due 2003
-------------------------------------------------------------------------------
 8 5/8%   Senior Notes due 2003
-------------------------------------------------------------------------------
 6%       Exchangeable Subordinated Notes due 2005
-------------------------------------------------------------------------------
 8%       Senior Notes due 2005
-------------------------------------------------------------------------------
10 1/8%   Senior Subordinated Notes due 2005
-------------------------------------------------------------------------------
 8 5/8%   Senior Subordinated Notes due 2007
-------------------------------------------------------------------------------
 7 5/8%   Series B Senior Notes due 2008
-------------------------------------------------------------------------------
 8 1/8%   Series B Senior Subordinated Notes due 2008
-------------------------------------------------------------------------------

TRUSTEE/REGISTRAR

The Bank of New York
101 Barclay Street
New York, NY 10286
(800) 524-4458

COMMON STOCK TRANSFER
AGENT AND REGISTRAR

The Bank of New York
(800) 524-4458
shareowner-svcs@bankofny.com

Holders of National Medical Enterprises, Inc. (NME) stock certificates who would like to exchange them for Tenet certificates may do so by contacting the transfer agent. Former shareholders of American Medical Holdings, Inc. (AMI) and OrNda HealthCorp who have not yet redeemed their AMI or OrNda stock for cash and Tenet stock also should contact the transfer agent.

Please send certificates for transfer and address changes to:

Receive and Deliver Department - 11W
P.O. Box 11002
Church Street Station
New York, NY  10286

Please address other inquiries for the transfer agent to:

Shareholder Relations Department - 11E
P.O. Box 11258
Church Street Station
New York, NY 10286


COMPANY INFORMATION

The company reports annually to the Securities and Exchange Commission on Form 10-K. The Company also publishes an annual report to shareholders and reports quarterly earnings. You may obtain a copy of these and other documents as listed below. Please note that the Company no longer mails quarterly letters to shareholders. Instead, it has made available the following means for shareholders to obtain information on a more timely basis:


VIA THE WORLD WIDE WEB

The Company's web site, www.tenethealth.com, offers extensive information about the Company's operations and financial performance, including a comprehensive series of investor pages. Current and archived quarterly earnings reports, annual reports and other documents may be accessed and/or downloaded.

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

Diana L. Takvam
VICE PRESIDENT, INVESTOR RELATIONS
P.O. BOX 31907
SANTA BARBARA, CA 93130
PHONE: (805) 563-6883
FAX: (805) 563-6877
E-MAIL: diana.takvam@tenethealth.com

CORPORATE HEADQUARTERS

TENET HEALTHCARE CORPORATION
3820 State Street
Santa Barbara, CA  93105
(805) 563-7000
www.tenethealth.com

ANNUAL MEETING

The annual meeting of shareholders of Tenet Healthcare Corporation will be held at 9:30 a.m. on Wednesday, October 11, 2000, at the Regent Beverly Wilshire Hotel, 9500 Wilshire Boulevard, Beverly Hills, California.


44