Form 10-K405, Exhibit 13
period 2001-05-31
TENET HEALTHCARE CORP
filed 2001-08-21
CIK 70318

QuickLinks -- Click here to rapidly navigate through this document

2001

TENET Healthcare Corporation
Annual Report

    [LOGO]

TENET
3820 State Street
Santa Barbara, CA 93105
805/563-7000
www.tenethealth.com

    Tenet and its subsidiaries own and operate general hospitals and many related health care services. In communities across the U.S., our dedicated 110,000 employees treated millions of patients last year. Their work embodies the core business philosphy reflected in our name: the importance of shared values among partners in providing a full spectrum of quality health care.

Letter to Shareholders	1
Selected Financial Data Continuing Operations	7
Management's Discussion & Analysis of Financial Condition and Results of Operations	8
Report of Management	18
Independent Auditors' Report	19
Consolidated Financial Statements	20
Notes to Consolidated Financial Statements	24
Supplementary Financial Information	41
Directors and Management	42
Corporate Information	45

LETTER TO SHAREHOLDERS
Chairman and Chief Executive Officer, Jeffrey C. Barbakow

By just about any measure, fiscal 2001 was the most successful year in Tenet's history.

    Here's a snapshot of what we accomplished in fiscal 2001:

  •
  Earnings per share from operations before special items were up 27.1 percent over the prior year, to $2.30. Net income from operations before special items was up 32.3 percent, to $752.6 million.

  •
  Admissions grew 3.6 percent on a same-facility basis over the prior year—well above our historical average of approximately 2 percent.

  •
  Cash flow from operations was $1.82 billion, up 109 percent over the prior year, setting a record for the company.

  •
  For the year, we reduced our debt by a remarkable $1.45 billion—another company record. This brought our debt-to-equity ratio down to 0.83, from 1.40 just one year ago.

  •
  We reported significant improvement in virtually all measures of profitability, including operating margins, pretax margins, net income margins, return on assets and return on equity.

    Among the many factors that contributed to these excellent financial and operating results were continuing strong commercial pricing, a much-improved government reimbursement climate and our own company-wide initiatives to improve operational performance and grow our acute care business.

    Clearly, our back-to-basics focus on our operations has paid off. In fiscal 2001, many of these initiatives reaped results that exceeded our expectations. All of this leaves me very optimistic that we will drive our performance to even higher levels in the coming years.

TARGET 100 HITS THE MARK

    One of the keys to our success in fiscal 2001 was the new culture we are building at Tenet through our Target 100 initiative, an innovative customer-service program designed to achieve 100 percent satisfaction rates among our patients, physicians and employees.

    I'm delighted by how our hospitals, corporate offices and other facilities have whole-heartedly embraced this program. From Frye Regional Medical Center in Hickory, N.C., to West Boca Medical Center in Boca Raton, Fla., and Fountain Valley Regional Hospital and Medical Center in Fountain Valley, Calif., our hospitals are reporting that Target 100 has brought about nothing less than an institution-wide culture change. Since May 2001, I have been to 50 of our hospitals as part of my personal commitment to Target 100, and I am seeing first-hand how much Target 100 has inspired our employees and rekindled their passion to provide quality care and efficient service. By the end of this fiscal year, I will have visited more than 100 of our facilities.

    Since we launched Target 100 in March 2000, we've seen measurable results to support this anecdotal evidence. Bayou City Medical Center in Houston implemented Target 100 shortly after the start of fiscal 2001 and reported the largest increase in patient satisfaction scores—up 4.42 percentage points—of any Tenet hospital for the year. Overall, with virtually all hospitals now in the program, patient satisfaction scores are rising. And throughout fiscal 2001, hospitals participating in Target 100 generated admissions growth significantly above those not yet in the program, propelling company-wide same-facility admissions to grow 3.6 percent for the full fiscal year.

FOCUS ON CORE SERVICES

    Another success has been our focus on core services at our hospitals—areas like cardiology, neurology and orthopedics—that increasingly are in demand by the aging, 83 million-strong baby boomer generation. Our highest rates of admissions growth are now among the baby boomer age groups, and we expect that trend to continue. Admissions for the 51-to-60 age group were up 10 percent over the prior year and admissions for the 41-to-50 age group increased 8 percent for the year.

    We are investing in facilities and equipment and selectively recruiting physicians who specialize in these high-acuity services to help our hospitals meet the health care needs of what will be the largest elderly population in U.S. history.

    "Target 100 has definitely had an impact on Frye Regional. Now, it's not just individual employees who are going the extra mile for our patients; instead its given us the tools to pull together as a team. Target 100 touches everyone — patients, employees, physicians, volunteers, visitors. I feel sorry for hospitals that aren't doing what we're doing. I think we're leaving them behind."

    Michelle Dickerson, R.N.
Nurse Recruiter

Frye Regional Medical Center
Hickory, N.C.

    For example, at Centinela Hospital Medical Center in Los Angeles, a major new cardiology center, the Tommy Lasorda Heart Institute, and a new arthritis institute that focuses primarily on joint replacement and other orthopedic procedures helped increase overall admissions in fiscal 2001 by 8.1 percent, in a market that is not seeing significant population growth. The number of open heart surgeries performed at Centinela increased 61 percent since fiscal 1999.

    There are similar examples throughout the company. Overall, admissions in cardiac services were up almost 8 percent in fiscal 2001 over the prior year. Orthopedic and neurology admissions were up almost 7 percent.

    Additionally, we're expanding capacity where it makes sense. We have a number of expansion projects under way, including a brand new hospital in Bartlett, near Memphis, a new 10-story tower at USC University Hospital in Los Angeles and a new pavilion at Piedmont Medical Center in Rock Hill, S.C.

RECORD CASH FLOW

    Results also have been outstanding for the wide range of initiatives we launched to increase cash flow and reduce bad debt expense. I'd like to highlight just a couple of our successes.

    Our hospitals in Texas and Pennsylvania have substantially reduced the number of medical payment claims denied by managed care payors. By more carefully preparing claims and developing new systems and procedures to more closely analyze and track claims that are denied by payors, these hospitals have been able to contest the denials more aggressively—and have had more success in overturning them.

    Another success was in South Florida, where we created a special unit to improve bill collections from certain managed care companies that historically have not paid us either promptly or in full. Patient accounts for these payors now go directly to that unit which, working on behalf of several hospitals, tracks each account from billing to payment. Managed care collections at these hospitals increased from 87.7 percent of billings in fiscal 1999—the year before we established this unit—to 108.3 percent in fiscal 2001. By collecting amounts due from prior years, we actually collected more from these managed care companies in fiscal 2001 than we billed.

    "Target 100 prompted us to look for ways to improve what we do. Our Target 100 team developed a fast-track system for the emergency department that enables us to get to our sicker patients more quickly. As a physician, I love Target 100 because my patients are happier and the people who work for me are happier."

    Scott Pickle, M.D., F.A.C.E.P.
Medical Director, Emergency Services
North Shore Medical Center, Miami, Fla.

    Our record cash flow shows that these initiatives are working. Bad debt expense dropped to 7.0 percent of revenues in fiscal 2001, compared to 7.5 percent in the prior year. Accounts receivable days outstanding dropped a remarkable 11 days in fiscal 2001, to 68 days.

FOCUSING ON QUALITY

    The Partnership for Change is another impressive initiative and one that should give Tenet a leadership role in the important nationwide effort to improve quality of medical care and patient safety.

    Using clinical data collected through our proprietary data collection system from our 36 Partnership for Change hospitals, as well as from other clinical studies, we're identifying best clinical practices and re-engineering hospital processes to help achieve better outcomes for our patients. We're currently making this clinical data available to physicians who practice at these hospitals, giving them real-time evidence about their clinical practice patterns, as well as comparisons with accepted clinical standards. This enables them to see for themselves where improvement opportunities exist.

    Overall, the initial results from our Partnership for Change hospitals are very encouraging. We're working cooperatively with our physicians to identify and promote certain clinical practices that authoritative medical literature indicates can make a real difference in patient outcomes. For example, we've set a protocol in the emergency departments of the Partnership for Change hospitals so that all heart attack patients receive aspirin on arrival. The American College of Cardiology recommends the prompt administration of aspirin as a treatment for heart attacks because studies have shown it can reduce mortality by 23 percent. Aspirin, a blood thinner, inhibits aggregation of blood platelets, which form the clots that cause heart attacks. Based on a nationwide study that found a link between improved outcomes for pneumonia patients and the early administration of antibiotics, our Partnership for Change hospitals also have changed their processes to better identify possible pneumonia patients and treat them with antibiotics as soon as possible after they arrive at the hospital. One of our hospitals, Encino-Tarzana Regional Medical Center in Tarzana, Calif., for example, significantly improved the timely administration of antibiotics to pneumonia patients when they arrive in the emergency room, in part, by developing a more coordinated process for pharmacists, nurses and physicians to treat those patients.

    By implementing the Partnership for Change in all 114 of our hospitals, we expect to see real improvement in patient outcomes.

    "Partnership for Change is the future of medicine. Because of the data that we're able to obtain, physicians like myself will see better ways to treat our patients. And that means we'll be providing better quality of care."

    Robert A. Frank, M.D.
Cardiothoracle Surgeon
Meadowcrest Hospital, New Orleans

OUTSTANDING EMPLOYEES, OUTSTANDING LEADERSHIP

    Health care providers across the United States face a growing shortage of nurses. Our Employer of Choice initiative is designed to help recruit and retain nurses at our hospitals by offering a wide range of programs and benefits, including online continuing education courses and leadership training.

    Several of our hospitals were guiding beacons for this initiative in fiscal 2001. Saint Mary's Regional Medical Center in Russellville, Ark., almost halved its nurse vacancy rate in fiscal 2001 after implementing a number of Employer of Choice programs, including a tuition reimbursement and bonus program that rewards potential employees for the length of time they're willing to commit to a Tenet career.

    One of the things that impressed me most in fiscal 2001 was the way in which our employees took these initiatives and ran with them. We could not have accomplished what we did without their dedication to quality and customer service.

    I was especially proud to be able to honor another four employees this year with the Chairman's Award, the special program we established last year to recognize our exemplary caregivers. Our winners were Nelda Bates, a registered nurse in the labor and delivery department at Mission Hospital of Huntington Park, Calif., whose love and concern for her patients inspired one mother to name her baby daughter after her; Dottie Kavinsky, a registered nurse in the Emergency Department at Hialeah Hospital in Hialeah, Fla., who is celebrating her 50th anniversary as a nurse this year and her 44th anniversary at Hialeah Hospital; Carlene Gray, a registered nurse at Hahnemann University Hospital in Philadelphia, who's known as a devoted and compassionate caregiver; and T.C. Anderson, a patient transporter at Saint Francis Hospital in Memphis, who lifts the spirits of his patients by—among other things—singing to them.

    Tenet is fortunate to employ caregivers of this caliber. We're also fortunate to have outstanding leadership throughout the company.

    One of those outstanding leaders, Raymond A. Hay, a 16-year member of our Board of Directors, retired in July. Tenet has benefited greatly from Ray's incisive business sense and forthright counsel ever since he joined us in 1985. While Ray will be missed, we can celebrate the addition to the Board of J. Robert Kerrey, former U.S. Senator from Nebraska and now president of New School University in New York. Bob's record of strong leadership and his extensive knowledge of both health care and government will be great assets for Tenet.

    "The online continuing education program makes my life so much easier. I don't have to pay the high cost of taking regular classes, and I don't have to take time off work to attend mandatory education classes. I can do it on my computer at home — at my convenience. It's a great option and I think Tenet's offering it to us is a real bonus."

    Julie Baker, Critical Care R.N.
Brotman Medical Center
Culver City, Calif.

LOOKING FORWARD

    This is an exciting time for us at Tenet. We showed in fiscal 2001 that we're a dynamic, growing organization that is unafraid to embrace new ideas and conquer tough challenges.

    I believe we are differentiating our hospitals from their competitors by making our name synonymous with quality patient care and excellent service.

    We're also emerging as the acquirer of choice for hospitals seeking a strong partner. We acquired two acute care hospitals in fiscal 2001 and another two just after the end of the fiscal year. I expect there will be additional opportunities for growth through selective acquisitions in the months and years ahead.

    Thank you for your support and encouragement in fiscal 2001, and I look forward to your continued support as we reach for even greater heights in fiscal 2002 and beyond.

Sincerely,
Jeffrey C. Barbakow Chairman and Chief Executive Officer

7

SELECTED FINANCIAL DATA
Continuing Operations
Dollars in Millions, Except Per Share Amounts

	Years Ended May 31
	1997	1998	1999	2000	2001

Operating Results

Net operating revenues	$8,691	$9,895	$10,880	$11,414	$12,053

Operating Expenses:

Salaries and benefits	3,595	4,052	4,412	4,508	4,680

Supplies	1,197	1,375	1,525	1,595	1,677

Provision for doubtful accounts	498	588	743	851	849

Other operating expenses	1,878	2,071	2,342	2,525	2,603

Depreciation	335	347	421	411	428

Amortization	108	113	135	122	126

Impairment and other unusual charges	619	221	363	355	143

Operating income	461	1,128	939	1,047	1,547

Interest expense	(417)	(464)	(485)	(479)	(456)

Investment earnings	27	22	27	22	37

Minority interests in income of consolidated subsidiaries	(27)	(22)	(7)	(21)	(14)

Net gains (losses) on disposals of facilities and long-term investments	(18)	(17)	—	49	28

Income from continuing operations before income taxes	26	647	474	618	1,142

Income taxes	(89)	(269)	(225)	(278)	(464)

Income (loss) from continuing operations	$(63)	$378	$249	$340	$678

Basic earnings (loss) per common share from continuing operations	$(0.21)	$1.23	$0.80	$1.09	$2.12

Diluted earnings (loss) per common share from continuing operations	$(0.21)	$1.22	$0.79	$1.08	$2.08

	As of May 31
	1997	1998	1999	2000	2001

Balance Sheet Data

Working capital	$621	$1,182	$1,940	$1,682	$1,060

Total assets	11,606	12,774	13,771	13,161	12,995

Long-term debt, excluding current portion	5,022	5,829	6,391	5,668	4,202

Shareholders' equity	3,224	3,558	3,870	4,066	5,079

Book value per common share	10.65	11.50	12.44	12.97	15.61

	Years Ended May 31
	1997	1998	1999	2000	2001

Cash Flow Data

Cash provided by operating activities	$404	$403	$582	$869	$1,818

Cash used in investing activities	(1,125)	(1,083)	(1,147)	(36)	(574)

Cash provided by (used in) financing activities	653	668	571	(727)	(1,317)

MANAGEMENT'S DISCUSSION & ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

    Highlights for the year ended May 31, 2001 included the following:

  •
  Strong growth in patient revenues

  •
  Improvements in operating margins

  •
  Significant improvements in cash flow

  •
  Significant reductions of debt

    On a same-facility basis, patient revenues improved 11.1% over last year, admissions were up 3.6% and net inpatient revenue per admission improved 7.7%. Total Company operating margins (the ratio of operating income to net operating revenues) increased from 9.2% to 12.8%. Net cash provided by operating activities increased by $949 million during the year, to $1.82 billion. The Company reduced its debt by $1.45 billion.

    The Company reported income from continuing operations before income taxes of $474 million in 1999, $618 million in 2000 and $1.14 billion in 2001. Certain significant items affecting the results of continuing operations in the last three years have been: (1) impairment and other unusual charges and (2) acquisitions and sales of facilities and long-term investments. The pretax impact of these items is shown below:

	1999	2000	2001
	Dollars in Millions

PRETAX IMPACT

Impairment and other unusual charges	$(363)	$(355)	$(143)

Net gains on sales of facilities and long-term investments	—	49	28

Net pretax impact (after tax, diluted per share:
$(0.86) in 1999, $(0.73) in 2000 and $(0.22) in 2001)	$(363)	$(306)	$(115)

    Excluding the items in the table above, income from continuing operations before income taxes would have been $837 million in 1999, $924 million in 2000 and $1.26 billion in 2001 and diluted earnings per share from continuing operations would have been $1.65, $1.81 and $2.30, respectively.#Results of operations for the year ended May 31, 2001 include the operations of one general hospital acquired in 2000 and two general hospitals acquired in 2001 and exclude, from the dates of sale or closure, the operations of one general hospital and certain other facilities sold or closed since May 31, 2000. Results of operations for the year ended May 31, 2000 include the operations of 12 general hospitals acquired in 1999 and one general hospital acquired in 2000 and exclude, from the dates of sale or closure, the operations of 21 general hospitals and certain other facilities sold or closed since May 31, 1999.

    The following is a summary of operating income for the past three fiscal years:

	1999	2000	2001	1999	2000	2001

	(Dollars in Millions)			(% of Net Operating Revenues)
OPERATING INCOME

Net Operating Revenues:

Domestic general hospitals (1)	$9,958	$10,666	$11,542	91.5%	93.4%	95.8%

Other operations (2)	922	748	511	8.5%	6.6%	4.2%

	$10,880	$11,414	$12,053	100.0%	100.0%	100.0%

OPERATING EXPENSES:

Salaries and benefits	4,412	4,508	4,680	40.6%	39.5%	38.8%

Supplies	1,525	1,595	1,677	14.0%	14.0%	13.9%

Provision for doubtful accounts	743	851	849	6.8%	7.5%	7.0%

Other operating expenses	2,342	2,525	2,603	21.5%	22.1%	21.6%

Depreciation	421	411	428	3.9%	3.6%	3.6%

Amortization	135	122	126	1.2%	1.0%	1.0%

Operating income before impairment and other unusual charges	1,302	1,402	1,690	12.0%	12.3%	14.0%

Impairment and other unusual charges	363	355	143	3.4%	3.1%	1.2%

Operating income	$939	$1,047	$1,547	8.6%	9.2%	12.8%

(1)
Net operating revenues of domestic general hospitals include inpatient and outpatient revenues, as well as nonpatient revenues, primarily rental income and services such as cafeteria, gift shops, parking and other miscellaneous revenue.

(2)
Net operating revenues of other operations consist primarily of revenues from (i) physician practices; (ii) rehabilitation hospitals, long-term-care facilities, psychiatric and specialty hospitals, all of which are located on or near the same campuses as the Company's general hospitals; (iii) the Company's hospital in Barcelona, Spain; (iv) health care joint ventures operated by the Company; (v) subsidiaries of the Company offering managed care and indemnity products; and (vi) equity in earnings of unconsolidated affiliates.

TENET HEALTHCARE CORPORATION and Subsidiaries

    The table below sets forth certain selected historical operating statistics for the Company's domestic general hospitals:

	1999	2000	2001	Increase (Decrease) 2000 to 2001

OPERATING STATISTIC

Number of hospitals (at end of period)	130	110	111	1	(1)

Licensed beds (at end of period)	30,791	26,939	27,277	1.3%

Net inpatient revenues (in millions)	$6,516	$7,029	$7,677	9.2%

Net outpatient revenues (in millions)	$3,185	$3,394	$3,603	6.2%

Admissions	940,247	936,142	939,601	0.4%

Equivalent admissions (2)	1,360,024	1,351,295	1,341,138	(0.8)%

Average length of stay (days)	5.2	5.2	5.3	0.1	(1)

Patient days	4,881,439	4,888,649	4,936,753	1.0%

Equivalent patient days (2)	6,997,079	6,975,306	6,956,539	(0.3)%

Net inpatient revenues per patient day	$1,335	$1,438	$1,555	8.1%

Net inpatient revenues per admission	$6,930	$7,508	$8,170	8.8%

Utilization of licensed beds	45.4%	46.8%	50.0%	3.2	%(1)

Outpatient visits	9,654,975	9,276,372	9,054,117	(2.4)%

(1)
The change is the difference between the 2000 and 2001 amounts shown.
(2)
Equivalent admissions/patient days represents actual admissions/patient days adjusted to include outpatient and emergency room services by multiplying actual admissions/patient days by the sum of gross inpatient revenues and outpatient revenues and dividing the result by gross inpatient revenues.

    The table below sets forth certain selected operating statistics for the Company's domestic general hospitals, on a same-facility basis:

	2000	2001	Increase(Decrease)

SELECTED OPERATING STATISTICS(1)

Average licensed beds	26,823	26,844	0.1%

Patient days	4,704,383	4,912,711	4.4%

Net inpatient revenue per patient day	$1,458	$1,558	6.9%

Admissions	901,540	934,276	3.6%

Net inpatient revenue per admission	$7,608	$8,194	7.7%

Outpatient visits	8,881,950	8,975,730	1.1%

Average length of stay (days)	5.2	5.3	0.1 (1)

(1)
The change is the difference between the 2000 and 2001 amounts shown.

    The table below sets forth the sources of net patient revenue for the Company's domestic general hospitals:

	1999	2000	2001	2000 to 2001(1)

PATIENT REVENUE

Medicare	34.2%	32.6%	30.8%	(1.8)%

Medicaid	9.1%	8.3%	8.2%	(0.1)%

Managed care	37.6%	40.7%	43.3%	2.6%

Indemnity and other	19.1%	18.4%	17.7%	(0.7)%

(1)
The change is the difference between the 2000 and 2001 amounts shown.

    The Company's focus of expansions and additions of core services, such as cardiology, orthopedics and neurology, has led to increases in inpatient acuity and intensity of services. The Company experienced an 11.9% decline in the number of same-facility outpatient visits during 1999 compared to 1998 and a 3.4% decline during 2000 compared to 1999. The Company experienced a 1.1% increase in the number of same-facility outpatient visits during 2001 compared to 2000. This is the first increase in same-facility outpatient visits since the consolidation or closure of the majority of the Company's home health agencies, in response to the changes in Medicare payments to home health agencies mandated by the Balanced Budget Act of 1997 (BBA).

    One of the most significant trends in recent years has been the improvement in net inpatient revenue per admission. On a total-facility basis this statistic increased 8.8% and on a same-facility basis it increased by 7.7%. Some of the improvement is attributable to benefits from contract changes that are essentially one-time events that effectively raise overall pricing beyond the actual contract rate increase. Because of these one-time events, growth in revenue per admission may moderate going forward. Some improvement can be attributable to the growth in core services, which are higher acuity and higher revenue services. Driven by reductions in Medicare payments under the BBA, the Company's Medicare revenues declined steadily through the end of September 2000. As a result of the Balanced Budget Refinement Act, the Company began to receive improved Medicare payments on October 1, 2000. This trend continues with the implementation of the new Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000, which became effective in April 2001.

    The pricing environment for managed care and other nongovernment payors has also improved and the Company expects continuing benefits as it renegotiates and renews contracts with improved terms.

    In fiscal 2000, the Company implemented a program designed to improve patient, physician and employee satisfaction by building a true customer-service culture. The program, which is called Target 100, consists of action teams in each hospital that address concerns of the patients, physicians and employees—the customers. The Company believes the recent improvement in volume trends is attributable, in part, to the implementation of this new program. In addition, the Company is experiencing significant admissions growth in the 41-to-50 and 51-to-60 baby boomer age groups. As these baby boomers continue to age, their demand for health care will continue to grow.

    To address all the changes impacting the health care industry, while continuing to provide quality care to patients, the Company has implemented strategies to reduce inefficiencies, create synergies, obtain additional business and control costs. In the past three years, such strategies have included the enhancement of integrated health care delivery systems, hospital cost-control programs and overhead-reduction plans. The Company has positioned itself for potential additional cost savings in the years to come, for example, by outsourcing housekeeping and dietary services in most of its hospitals. Further consolidations and implementation of additional cost-control programs and other operating efficiencies may be undertaken in the future.

    Net operating revenues from the Company's other operations were $922 million in 1999, $748 million in 2000 and $511 million in 2001. The decreases in fiscal 2000 and 2001 are primarily the result of terminations and contract expirations of physician practices and sales of facilities other than general hospitals. As of May 31, 2001, the Company had exited approximately 77% of the physician practices it had owned.

    Salaries and benefits expense as a percentage of net operating revenues was 40.6% in 1999, 39.5% in 2000 and 38.8% in 2001. The decreases have primarily resulted from continuing cost-control measures, improved labor productivity and the outsourcing of certain hospital services described above.

    Supplies expense as a percentage of net operating revenues was 14.0% in both 1999 and 2000 and 13.9% in 2001. The Company controls supplies expense through improved utilization, improving the supply chain process and by developing and expanding programs designed to improve the purchase of supplies through Broadlane, Inc., its group-purchasing subsidiary.

    The provision for doubtful accounts as a percentage of net operating revenues was 6.8% in 1999, 7.5% in 2000 and 7.0% in 2001. The Company continues to focus on initiatives that have improved cash flow and reduced the provision for doubtful accounts, including improving the process for collecting receivables, pursuing timely payments from managed care payors, standardizing and improving billing systems and developing best practices in the patient admissions and registration process.

    The Company also has strengthened its medical eligibility programs, as well as its business office and related operations, including admitting, medical records and coding, and the recruitment, training and compensation of business office staff. In certain markets, the Company has set up dedicated managed care collection units to focus on problem accounts, problem payors and the highly complex reimbursement terms in managed care contracts.

    Other operating expenses as a percentage of net operating revenues were 21.5% in 1999, 22.1% in 2000 and 21.6% in 2001. The increase in 2000 is primarily due to the outsourcing of certain hospital services mentioned earlier and higher malpractice and other insurance costs.

    Depreciation and amortization expense was $556 million in 1999, $533 million in 2000 and $554 million in 2001. The decrease in 2000 was due primarily to the effect of the sales or closures of 21 general hospitals and other health care businesses. The increase in 2001 was primarily due to capital expenditures and the opening of a new replacement hospital. Goodwill amortization in 2001 was approximately $99 million or $0.26 per share.

    Impairment and other unusual charges of $363 million, $355 million and $143 million were recorded in fiscal 1999, 2000 and 2001, respectively.

    The Company begins its process of determining if its facilities are impaired (other than those related to the elimination of duplicate facilities or excess capacity) by reviewing the three-year historical and one-year projected cash flows of each facility. Facilities whose cash flows are negative and/or trending significantly downward on this basis are selected for further impairment analysis. Future cash flows (undiscounted and without interest charges) for these selected facilities are estimated over the expected useful life of the facility taking into account patient volumes, changes in payor mix, revenue and expense growth rates and changes in Medicare reimbursement and other payor payment patterns, which assumptions vary by hospital, home health agency and physician practice. In 1999 and 2000, these factors caused significant declines in cash flows at certain facilities such that estimated future cash flows were inadequate to recover the carrying values of the long-lived assets. Continued deterioration of operating results for certain of the Company's physician practices led to impairment and restructuring charges. Impairment charges have resulted in subsequent minor reductions in depreciation and amortization expense.

    In addition to striving to continuously improve its portfolio of general hospitals through acquisitions, the Company divests, from time to time, hospitals that are not essential to its strategic objectives. For the most part, these facilities are not part of an integrated delivery system. The size and performance of these facilities vary, but on average they are smaller, with lower margins. Such divestitures allow the Company to streamline its organization by concentrating on markets where it already has a strong presence.

    Over the past several years, the Company has employed or entered into at-risk management agreements with physicians in most of its markets. A large percentage of these physician practices were acquired as part of large hospital acquisitions or through the formation of integrated health care delivery systems. These physician practices, however, have not been profitable. During the latter part of fiscal 1999, the Company undertook the process of evaluating its physician strategy in each of its markets and began to develop plans to either terminate or allow a significant number of its existing contracts with physicians to expire. During fiscal 2000, Company management, with the authority to do so, authorized the termination of the contractual relationships with approximately 50% of its contracted physicians. The termination of most of the balance of the contracted physicians was similarly authorized in fiscal 2001. As of May 31, 2001, the Company had exited 77% of the practices it had owned. The Company expects to exit another 5% to 10% by the end of this calendar year. The physicians, employees and property owners/lessors affected by this decision were duly notified prior to the Company's respective fiscal year-ends.

    The impairment and other unusual charges recorded in fiscal 2001 include $98 million related to the completion of the Company's program to divest or terminate certain physician-practice contracts. This is the final charge for this program. Additional charges of $45 million were related to asset impairment write-downs for the closure of one hospital and certain other health care businesses. The total charge consists of $55 million in impairment write-downs of property, equipment and other assets to estimated fair values and $88 million for expected cash disbursements related to costs of terminating physician contracts, severance costs, lease cancellation and other exit costs. The impairment charge consists of $29 million for the write-down of property and equipment and $26 million for the write-down of other assets. The principal elements of the balance of the charges are $56 million for the buyout of physician contracts, $6 million in severance costs related to the termination of 322 employees, $3 million in lease cancellation costs and $23 million in other exit costs.

    The charges recorded in fiscal 2000 include $177 million relating to the Company's program to divest or terminate certain physician-practice contracts and $178 million relating to the closure or planned sale of five general hospitals and other property and equipment.

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

    Costs remaining in accrued liabilities at May 31, 2001 for impairment and other unusual charges include $85 million primarily for lease cancellations and exit costs, $12 million in severance costs, $10 million for unfavorable lease commitments and $28 million in estimated costs to buy out physician contracts.

    Interest expense, net of capitalized interest, was $485 million in 1999, $479 million in 2000 and $456 million in 2001. The decrease in both 2000 and 2001 is primarily due to a decrease in borrowings, partially offset by interest rate increases and capitalized interest during each year.

    Investment earnings of $27 million in 1999, $22 million in 2000 and $37 million in 2001 were earned primarily from notes receivable and investments in debt and equity securities.

    Minority interests in income of consolidated subsidiaries were $7 million in 1999, $21 million in 2000 and $14 million in 2001. The decrease in 2001 was due to the decreased profitability of certain of these subsidiaries.

    The $49 million net gains from sales of facilities and other long-term investments in 2000 comprises $50 million in gains on sales of 17 general hospitals, three long-term-care facilities and various other businesses, $61 million in gains from sales of investments in Internet-related health care ventures, offset by $62 million in net losses from sales of other investments. The $28 million net gains in 2001 comprises gains from sales of investments in various health care ventures.

    The Company's tax rate in 2001 before the effect of impairment and other unusual charges was 40.2%. The Company expects this tax rate to be approximately 40.7% in fiscal 2002.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's liquidity for the year ended May 31, 2001 was derived principally from net cash provided by operating activities, stock option exercises and sales of facilities and long-term investments as shown below.

Dollars in Millions
LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities	$1,818

Proceeds from exercises of stock options	254

Proceeds from sales of facilities, long-term
investments and other assets	132

Repayments of borrowings, net	(1,558)

Capital expenditures	(601)

Purchases of new businesses, net of cash acquired	(29)

Other net investing and financing activities	(89)

Net decrease in cash and cash equivalents	$(73)

    Net cash provided by operating activities for the years ended May 31, 1999, 2000 and 2001 was $657 million, $979 million and $1.9 billion, respectively, before net expenditures for discontinued operations, impairment and other unusual charges of $75 million in 1999, $110 million in 2000 and $129 million in 2001.

    On March 1, 2001, the Company entered into a new senior unsecured $500 million 364-day credit agreement and a new senior unsecured $1.5 billion five-year revolving credit agreement (together, the "New Credit Agreement"). The New Credit Agreement replaced the Company's $2.8 billion five-year revolving bank credit agreement that would have expired on January 31, 2002. The Company's New Credit Agreement extends the Company's maturities, offers efficient pricing tied to quantifiable credit measures and has more flexible covenants than the previous credit agreement.

    Management believes that future cash provided by operating activities, the availability of credit under the Company's New Credit Agreement and, depending on capital market conditions and to the extent permitted by the restrictive covenants of the New Credit Agreement and the indentures governing the Company's Senior and Senior Subordinated notes, other borrowings or the sale of equity securities should be adequate to meet known debt-service requirements and to finance planned capital expenditures, acquisitions and other presently known operating needs for the next three years.

    Proceeds from borrowings under the credit agreements amounted to $5.6 billion in 1999, $1.3 billion in 2000 and $992 million in 2001. Loan repayments under the credit agreements were $5.1 billion in 1999, $2.0 billion in 2000 and $2.4 billion in 2001.

    In June 2000, the Company sold $400 million of 91/4% Senior Notes due 2010. The net proceeds of $396 million were used to repay unsecured bank loans under the $2.8 billion credit agreement.

    During the year ended May 31, 2001, the Company repurchased $514 million of its notes payable. In connection with the repurchase of this debt and the refinancing of the Company's bank credit agreement, the Company recorded an extraordinary charge from early extinguishment of debt in the amount of $35 million, net of the tax benefits of $21 million, in the fourth quarter of the year ended May 31, 2001.

    During fiscal 1999, 2000 and 2001, the Company received net proceeds from the sales of facilities, long-term investments and other assets of $72 million, $764 million and $132 million, respectively.

    Capital expenditures were $592 million in fiscal 1999, $619 million in fiscal 2000 and $601 million in 2001. The Company expects to spend approximately $700 million in fiscal 2002 for capital expenditures, before any significant acquisitions of facilities or other health care operations. Such capital expenditures relate primarily to the development of integrated health care delivery systems in selected geographic areas, design and construction of new buildings, expansion and renovation of existing facilities, equipment and information systems additions and replacements, enhancement of core services, introduction of new medical technologies and various other capital improvements.

    During fiscal 1999, 2000 and 2001, the Company spent $541 million, $38 million and $29 million, respectively, for purchases of new businesses, net of cash acquired. In June 2001, the Company acquired two hospitals in Florida for approximately $241 million in cash.

    The Company's strategy includes the prudent development of integrated health care delivery systems, including the possible acquisition of general hospitals and related health care businesses or joining with others to develop integrated health care delivery networks. These strategies may be financed by net cash provided by operating activities, the availability of credit under the New Credit Agreement, sale of assets and, to the extent permitted by the restricted covenants of the New Credit Agreement and the indentures governing the Company's Senior and Senior Subordinated notes, and depending on capital market conditions, the sale of additional debt or equity securities or other bank borrowings. The Company's unused borrowing capacity under its New Credit Agreement was $1.8 billion at May 31, 2001.

    The Company's New Credit Agreement and the indentures governing its Senior and Senior Subordinated notes have, among other requirements, affirmative, negative and financial covenants with which the Company must comply. These covenants include, among other requirements, limitations on other borrowings, liens, investments, the sale of all or substantially all assets, prepayment of subordinated debt, and the Company declaring or paying a dividend or purchasing its common stock and requirements regarding maintenance of specified levels of net worth, debt ratios and fixed charge coverages. The Company is in compliance with all of its loan covenants.

MARKET RISK ASSOCIATED WITH FINANCIAL INSTRUMENTS

    The table below presents information about certain of the Company's market-sensitive financial instruments as of May 31, 2001. The fair values were determined based on quoted market prices for the same or similar instruments.

	Maturity Date, Year Ending May 31							Fair Value
	2002	2003	2004	2005	2006	Thereafter	Total
	Dollars in Millions

FINANCIAL INSTRUMENTS

Fixed-rate long-term debt	$25	$490	$459	$815	$324	$2,118	$4,231	$4,387

Average interest rates	11.4%	8.2%	8.7%	8.0%	6.1%	8.4%	8.1%	—

Variable-rate long-term debt	—	—	—	—	$60	—	$60	$60

Average interest rates	—	—	—	—	6.7%	—	6.7%	—

    The Company does not hold or issue derivative instruments for trading purposes and is not a party to any instruments with leverage or prepayment features.

    At May 31, 2001, the Company's principal long-term, market-sensitive investments consisted of 8,301,067 shares of Ventas, Inc., with a market value of $77 million and an independently managed investment portfolio of debt securities, also with a market value of $77 million. At May 31, 2001, the investment portfolio of debt securities consisted of investments in U.S. Treasury Bills and notes with the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association, with an average maturity of 180 days. The Company's market risk associated with its short-term investments in debt securities is substantially mitigated by the frequent turnover of the portfolio.

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

BUSINESS OUTLOOK

    For many years, significant unused capacity at U.S. hospitals, payor-required preadmission authorization and payor pressure to maximize outpatient and alternative health care delivery services for less acutely ill patients created an environment where hospital admissions and length of stay declined significantly. More recently, admissions have begun to increase as the baby boomer generation enters the stage of life where hospital utilization increases. Admissions to Tenet hospitals during fiscal 2001 increased the most in those baby boomer age groups—41-to-50 and 51-to-60. The Company anticipates a long period of increasing demand for hospital services as this population group continues to age.

    Simultaneously, the company has experienced three successive years of significant increases in same-facility inpatient revenue per admission. Given the current outlook for government reimbursement rates and managed care contracting rates, combined with the strong competitive positioning of the Company's integrated health care delivery systems, the Company expects continued strong increases in same-facility inpatient revenue per admission.

    The ongoing challenge facing the Company and the health care industry as a whole is to continue to provide quality patient care in a competitive environment, to attain reasonable rates for the services it provides and to manage its costs. The primary cost pressure facing the company and the industry is the ongoing increase of labor costs due to a nationwide shortage of nurses. The Company expects the nursing shortage to continue and has implemented various initiatives to better position its hospitals to attract and retain qualified nursing personnel, improve productivity and otherwise manage labor-cost pressures.

FORWARD-LOOKING STATEMENTS

    Certain statements contained in this Annual Report, including, without limitation, statements containing the words believes, anticipates, expects, will, may, might, should, surmises, estimates, intends, appears and words of similar import, and statements regarding the Company's business strategy and plans, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and involve known and unknown risks, uncertainties and other factors, many of which the Company is unable to predict or control, that may cause the Company's or the health care industry's actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and regionally; industry capacity; demographic changes; changes in, or the failure to comply with, laws and governmental regulations; the ability to enter into managed care provider arrangements on acceptable terms; changes in Medicare and Medicaid payments or reimbursement, including those resulting from a shift from traditional reimbursement to managed care plans; liability and other claims asserted against the Company; competition, including the Company's failure to attract patients to its hospitals; the loss of any significant customers; technological and pharmaceutical improvements that increase the cost of providing, or reduce the demand for, health care; a shortage of raw materials; a breakdown in the distribution process or other factors that may increase the Company's cost of supplies; changes in business strategy or development plans; the ability to attract and retain qualified personnel, including physicians, nurses and other health care professionals, including the impact on the Company's labor expenses resulting from a shortage of nurses or other health care professionals; the significant indebtedness of the Company; the availability of suitable acquisition opportunities and the length of time it takes to accomplish acquisitions; the Company's ability to integrate new businesses with its existing operations; and the availability and terms of capital to fund the expansion of the Company's business, including the acquisition of additional facilities and other factors referenced in this Annual Report and the Company's annual report on Form 10-K. Given these uncertainties, investors and prospective investors are cautioned not to rely on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

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

    The Company maintains a comprehensive system of internal accounting controls to assist management in fulfilling its responsibility for financial reporting. These controls are supported by the careful selection and training of qualified personnel and an appropriate division of responsibilities. Management believes that these controls provide reasonable assurance that assets are safeguarded from loss or unauthorized use and that the Company's financial records are a reliable basis for preparing the consolidated financial statements.

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

David L. Dennis
Office of the President,
Chief Corporate Officer and Chief Financial Officer, Vice Chairman

Raymond L. Mathiasen
Executive Vice President and Chief Accounting Officer

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Tenet Healthcare Corporation:

    We have audited the accompanying consolidated balance sheets of Tenet Healthcare Corporation and subsidiaries as of May 31, 2000 and 2001, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended May 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tenet Healthcare Corporation and subsidiaries as of May 31, 2000 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended May 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

    As discussed in Note 15 to the consolidated financial statements, effective June 1, 1999, the Company changed its method of accounting for start-up costs.

Los Angeles, California
July 10, 2001

CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS
Dollars in Millions

	May 31
	2000	2001

ASSETS
Current Assets:

Cash and cash equivalents	$135	$62

Short-term investments in debt securities	110	104

Accounts receivable, less allowances for doubtful accounts ($358 in 2000 and $333 in 2001)	2,506	2,386

Inventories of supplies, at cost	223	214

Deferred income taxes	176	155

Other current assets	444	305

Total current assets	3,594	3,226

Investments and other assets	344	395

Property and equipment, net	5,894	5,976

Costs in excess of net assets acquired, less accumulated amortization ($421 in 2000 and $516 in 2001)	3,235	3,265

Other intangible assets, at cost, less accumulated amortization ($80 in 2000 and $90 in 2001)	94	133

	$13,161	$12,995

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:

Current portion of long-term debt	$9	$25

Accounts payable	671	775

Employee compensation and benefits	383	476

Accrued interest payable	155	132

Other current liabilities	694	758

Total current liabilities	1,912	2,166

Long-term debt, net of current portion	5,668	4,202

Other long-term liabilities and minority interests	1,024	994

Deferred income taxes	491	554

Commitments and contingencies

Shareholders' Equity:

Common stock, $0.075 par value; authorized 700,000,000 shares; 317,214,748 shares issued at May 31, 2000 and 329,222,000 shares issued at May 31, 2001	24	25

Additional paid-in capital	2,555	2,898

Accumulated other comprehensive loss	(70)	(44)

Retained earnings	1,627	2,270

Less common stock in treasury, at cost, 3,754,708 shares at May 31, 2000 and 2001	(70)	(70)

Total shareholders' equity	4,066	5,079

	$13,161	$12,995

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME
Dollars in Millions, Except Per Share Amounts

	Years Ended May 31
	1999	2000	2001

Net operating revenues	$10,880	$11,414	$12,053

Operating Expenses:

Salaries and benefits	4,412	4,508	4,680

Supplies	1,525	1,595	1,677

Provision for doubtful accounts	743	851	849

Other operating expenses	2,342	2,525	2,603

Depreciation	421	411	428

Amortization	135	122	126

Impairment and other unusual charges	363	355	143

Operating income	939	1,047	1,547

Interest expense	(485)	(479)	(456)

Investment earnings	27	22	37

Minority interests in income of consolidated subsidiaries	(7)	(21)	(14)

Net gains on sales of facilities and long-term investments	—	49	28

Income from continuing operations before income taxes	474	618	1,142

Income taxes	(225)	(278)	(464)

Income from continuing operations, before discontinued operations, extraordinary charge and cumulative effect of accounting change	249	340	678

Discontinued operations, net of taxes	—	(19)	—

Extraordinary charge from early extinguishment of debt, net of taxes	—	—	(35)

Cumulative effect of accounting change, net of taxes	—	(19)	—

Net income	$249	$302	$643

Earnings (loss) per common and common equivalent share:

Basic:

Continuing operations	$0.80	$1.09	$2.12

Discontinued operations	—	(0.06)	—

Extraordinary charge	—	—	(0.11)

Cumulative effect of accounting change	—	(0.06)	—

	$0.80	$0.97	$2.01

Diluted:

Continuing operations	$0.79	$1.08	$2.08

Discontinued operations	—	(0.06)	—

Extraordinary charge	—	—	(0.11)

Cumulative effect of accounting change	—	(0.06)	—

	$0.79	$0.96	$1.97

WEIGHTED SHARES AND DILUTIVE SECURITIES OUTSTANDING (IN THOUSANDS):
Basic	310,050	311,980	319,747

Diluted	313,386	314,918	327,152

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Dollars in Millions

	Years Ended May 31
	1999	2000	2001

Net Income	$249	$302	$643

Other Comprehensive Income (Loss):

Unrealized gains (losses) on securities held as available for sale:

Unrealized net holding gains (losses) arising during period	51	(142)	80

Less: reclassification adjustment for gains included in net income	—	(92)	(39)

Foreign currency translation adjustments	(5)	(1)	(3)

Other comprehensive income (loss), before income taxes	46	(235)	38

Income tax benefit (expense) related to items of other comprehensive income	(19)	88	(12)

Other comprehensive income (loss)	27	(147)	26

Comprehensive income	$276	$155	$669

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Dollars in Millions, Share Amounts in Thousands

	Outstanding Shares	Issued Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock

Balances, May 31, 1998	309,290	$23	$2,475	$50	$1,080	$(70)

Net income					249

Other comprehensive income				27

Issuance of common stock	1,044	1	22

Stock options exercised	690		13

Balances, May 31, 1999	311,024	24	2,510	77	1,329	(70)

Net income					302

Other comprehensive loss				(147)

Issuance of common stock	1,222		20

Stock options exercised	1,214		25

Redemption of shareholder rights					(4)

Balances, May 31, 2000	313,460	24	2,555	(70)	1,627	(70)

Net income					643

Other comprehensive income				26

Issuance of common stock	560	1	15

Stock options exercised	11,447		328

Balances, May 31, 2001	325,467	$25	$2,898	$(44)	$2,270	$(70)

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Dollars in Millions

	Years Ended May 31
	1999	2000	2001

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$249	$302	$643

Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:

Depreciation and amortization	556	533	554

Provision for doubtful accounts	743	851	849

Impairment and other unusual charges	363	355	143

Income tax benefit related to stock options	3	3	74

Deferred income taxes	101	2	48

Net gain on sales of facilities and long-term investments	—	(49)	(28)

Discontinued operations	—	19	—

Extraordinary charge from early extinguishment of debt	—	—	35

Cumulative effect of accounting change	—	19	—

Other items	14	30	27

Increases (Decreases) in Cash from Changes in Operating Assets and Liabilities, Net of Effects from Purchases of New Businesses and Sales of Facilities:

Accounts receivable	(1,347)	(1,139)	(735)

Inventories and other current assets	(114)	51	45

Accounts payable, accrued expenses and other current liabilities	197	(15)	312

Other long-term liabilities and minority interests	(108)	17	(20)

Net expenditures for discontinued operations, impairment and other unusual charges	(75)	(110)	(129)

Net cash provided by operating activities	582	869	1,818

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchases of property and equipment	(592)	(619)	(601)

Purchases of new businesses, net of cash acquired	(541)	(38)	(29)

Proceeds from sales of facilities, long-term investments and other assets	72	764	132

Other items, including expenditures related to prior-year purchases of new businesses	(86)	(143)	(76)

Net cash used in investing activities	(1,147)	(36)	(574)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from borrowings	5,634	1,298	1,387

Repayments of borrowings	(5,085)	(2,085)	(2,945)

Proceeds from exercises of stock options	13	25	254

Proceeds from sales of common stock	23	20	15

Other items	(14)	15	(28)

Net cash provided by (used in) financing activities	571	(727)	(1,317)

Net increase (decrease) in cash and cash equivalents	6	106	(73)

Cash and cash equivalents at beginning of year	23	29	135

Cash and cash equivalents at end of year	$29	$135	$62

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

Note 2

SIGNIFICANT ACCOUNTING POLICIES

A. The Company

    Tenet is an investor-owned health care services company that owns or operates, through its subsidiaries and affiliates (collectively, "subsidiaries"), general hospitals and related health care facilities and holds investments in other companies, including health care companies. The Company's provision of health care through its domestic general hospitals and related health care facilities comprises a single reportable operating segment under Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information." At May 31, 2001, the Company's subsidiaries operated 111 domestic general hospitals serving urban and rural communities in 17 states, with a total of 27,277 licensed beds. The Company's subsidiaries also owned or operated physician practices, a small number of rehabilitation hospitals, specialty hospitals, long-term-care facilities, a psychiatric facility and medical office buildings located on the same campus as, or nearby, the Company's general hospitals and various other ancillary health care businesses.

    At May 31, 2001, the Company's largest concentrations of hospital beds were in California with 29.1%, Florida with 13.9% and Texas with 13.4%. The concentration of hospital beds in these three states increases the risk that any adverse economic, regulatory or other developments that may occur in such states may adversely affect the Company's results of operations or financial condition.

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

C. Net Operating Revenues

    Net operating revenues consist primarily of net patient service revenues that are recorded based on established billing rates less estimates for contractual allowances principally for patients covered by Medicare, Medicaid and managed care health plans. Estimates for Medicare and Medicaid contractual allowances are based on historically developed cost reporting models updated for currently effective reimbursement factors, the results of which are adjusted as final settlements of filed cost reports are determined. Adjustments due to final settlement and determinations related to contractual allowances increased net operating revenues by approximately 1% in 1999 and 2000 and decreased net operating revenues by less than 1% in 2001. Estimated cost report settlements and contractual allowances are deducted from accounts receivable in the accompanying consolidated balance sheets.

    Estimates for contractual allowances under managed care health plans are based primarily on the payment terms of contractual arrangements such as predetermined rates per diagnosis, per diem rates or discounted fee-for-service rates.

    Management believes that adequate provision has been made for adjustments that may result from final determination of amounts earned under these arrangements. There are no known material claims, disputes or unsettled matters with payors not adequately provided for in the accompanying consolidated financial statements.

    Percentages of consolidated net patient revenues for the Company's domestic general hospitals were as follows during the past three years:

PERCENTAGES OF CONSOLIDATED NET PATIENT REVENUES
	1999	2000	2001
Medicare	34.2%	32.6%	30.8%

Medicaid	9.1%	8.3%	8.2%

Managed care	37.6%	40.7%	43.3%

Indemnity and other	19.1%	18.4%	17.7%

    The Company provides care to patients who meet certain financial or economic criteria without charge or at amounts substantially less than its established rates. Because the Company does not pursue collection of amounts determined to qualify as charity care, they are not reported in net operating revenues or in operating expenses.

D. Cash Equivalents

    The Company treats highly liquid investments with original maturities of three months or less as cash equivalents.

E. Investments in Debt and Equity Securities

    Investments in debt and equity securities are classified as either available-for-sale, held-to-maturity or as part of a trading portfolio. At May 31, 2000 and 2001, the Company had no significant investments in securities classified as either held-to-maturity or trading. Securities classified as available-for-sale are carried at fair value if unrestricted. Their unrealized gains and losses, net of tax, are reported as accumulated other comprehensive income (loss). Realized gains or losses are included in net income on the specific identification method.

F. Long-Lived Assets

    The Company uses the straight-line method of depreciation for buildings, building improvements and equipment over estimated useful lives of 25 to 50 years for buildings and improvements; and three to 15 years for equipment. Capital leases are recorded at the beginning of the lease term as assets and liabilities at the lower of the present value of the minimum lease payments or the fair value of the assets, and such assets, including improvements, are amortized over the shorter of the lease term or estimated useful life. The Company capitalizes interest costs related to construction projects. Capitalized interest was $20 million in 1999, $29 million in 2000 and $8 million in 2001.

    Costs in excess of the fair value of the net assets of purchased businesses (goodwill) generally have been amortized on a straight-line basis, primarily over 40 years.

    Impairment of long-lived assets, including goodwill related to such assets, is recognized whenever events or changes in circumstances indicate that the carrying amount of the asset, or related groups of assets, may not be fully recoverable from estimated future cash flows. The Company also assesses the recoverability of goodwill at the enterprise level in a similar manner. Measurement of the amount of impairment may be based on appraisal, market values of similar assets or estimates of future discounted cash flows resulting from the use and ultimate disposition of the asset.

    The Company begins its process of determining if its facilities are impaired at each fiscal year-end by reviewing the three-year historical and one-year projected cash flows of each facility. Facilities whose cash flows are negative and/or trending significantly downward on this basis are selected for further impairment analysis. Future cash flows (undiscounted and without interest charges) for these selected facilities are estimated over the expected useful life of the facility taking into account patient volumes, changes in payor mix, revenue and expense growth rates and changes in Medicare legislation and other payor payment patterns, which assumptions vary by hospital, home health agency and physician practice. The sum of those expected future cash flows are compared to the carrying value of the assets. If the sum of the expected future cash flows is less than the carrying amount of the assets, including allocated goodwill, the Company recognizes an impairment charge.

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

I. Segment Reporting

    The Company's business of providing health care through its domestic general hospitals (which generated 91.5%, 93.4% and 95.8% of the Company's net operating revenues in fiscal years 1999, 2000, and 2001 respectively) and related health care facilities is a single reportable operating segment. The Company's chief operating decision maker, as that term is defined under generally accepted accounting principles, regularly reviews financial information about each of the Company's facilities and subsidiaries for assessing performance and allocating resources.

Note 3

ACQUISITIONS AND DISPOSALS OF FACILITIES

    Tenet's subsidiaries acquired 12 general hospitals in fiscal 1999, one general hospital in fiscal 2000 and two general hospitals in 2001. All of these transactions have been accounted for as purchases. The results of operations of the acquired businesses have been included in the Company's consolidated financial statements from the dates of acquisition.

    In addition to striving to continuously improve its portfolio of general hospitals through acquisitions, the Company divests, from time to time, hospitals that are not essential to its strategic objectives. For the most part, these facilities are not part of an integrated delivery system. The size and performance of these facilities vary, but on average they are smaller, with lower margins. Such divestitures allow the Company to streamline its organization by concentrating on, or strengthening, the integrated health care delivery systems in geographic areas where it already has a strong presence.

    During the year ended May 31, 1999, the Company sold two general hospitals, closed one general hospital, combined the operations of two general hospitals and closed 29 home health agencies. During the year ended May 31, 2000, the Company sold 17 general hospitals, closed three general hospitals and terminated the lease on one general hospital. The Company also sold three long-term-care facilities. The net gain on the sales of these facilities in 2000 was $50 million. During the year ended May 31, 2001, the Company sold one general hospital and three long-term-care facilities, closed one long-term-care facility and combined the operations of one rehabilitation hospital with the operations of a general hospital. The results of operations of the sold or closed businesses were not significant.

    In addition, during the year ended May 31, 2000, the Company recorded $61 million in gains from sales of investments in Internet-related health care ventures, offset by $62 million in net losses from sales of other investments. During the year ended May 31, 2001, the Company recorded $28 million in net gains from sales of investments in health care ventures.

Note 4

IMPAIRMENT AND OTHER UNUSUAL CHARGES

2001

    In the fourth quarter of the year ended May 31, 2001, the Company recorded impairment and other unusual charges of $143 million relating to:

IMPAIRMENT AND OTHER UNUSUAL CHARGES Dollars in Millions
The completion of the Company's program to divest or terminate certain employment and management contracts with approximately 248 physicians over the next 18 months	$98

Impairment of the carrying values of property and equipment and other assets in connection with the closure of one hospital and certain other health care businesses	45

$143

    The total charge consists of $55 million in impairment write-downs of property, equipment and other assets to estimated fair values and $88 million for expected cash disbursements related to costs of terminating physician contracts, severance costs, lease cancellation and other exit costs. The impairment charge consists of $29 million for the write-down of property and equipment and $26 million for the write-down of other assets. The principal elements of the balance of the charges are $56 million for the buyout of physician contracts, $6 million in severance costs related to the termination of 322 employees, $3 million in lease cancellation costs, and $23 million in other exit costs.

    The Company decided to terminate or buy out the physician practices because they have not been profitable. During the latter part of fiscal 1999, the Company undertook the process of evaluating its physician strategy in each of its markets and began to develop plans to either terminate or allow a significant number of its existing contracts with physicians to expire. During fiscal 2000, Company management, with the authority to do so, authorized the termination of the contractual relationships with approximately 50% of its contracted physicians. The termination of most of the balance of the contracted physicians was similarly authorized in fiscal 2001. As of May 31, 2001, the Company had exited 77% of the practices it had owned. The Company expects to exit another 5% to 10% by the end of the calendar year. The physicians, employees and property owners/lessors affected by this decision were duly notified, prior to the Company's respective fiscal year-ends.

2000

    In the third and fourth quarters of the year ended May 31, 2000, the Company recorded impairment and other unusual charges of $355 million relating to:

IMPAIRMENT AND OTHER UNUSUAL CHARGES Dollars in Millions
The Company's plan to terminate or buy out certainemployment and management contracts with approximately 440 physicians over the next 15 months	$177

The closure or sale of five general hospitals and other property and equipment	178

$355

    The charges consisted of $244 million in impairment write-downs of property, equipment and other assets to the lower of carrying values or estimated fair values and $111 million for expected cash expenditures for lease cancellation and other exit costs, the estimated and actual costs to close or sell the five general hospitals, severance costs and costs to buy out the physician contracts. The impairment charge includes $116 million for the write-down of property and equipment, $69 million for the write-down of goodwill and $59 million for the write-down of other assets. The principal elements of the other charges were $38 million in lease cancellation costs, $12 million in severance costs related to the termination of 713 employees and $61 million in other exit costs.

1999

    In the fourth quarter of the year ended May 31, 1999, the Company recorded impairment and other unusual charges of $363 million relating to:

IMPAIRMENT AND OTHER UNUSUAL CHARGES Dollars in Millions
The Company's plan to sell 20 general hospitals and close one general and one specialty hospital by February 29, 2000	$277

Impairment of the carrying values of property, equipment and goodwill at 20 physician practices and other ancillary health care businesses to be held and used	38

Implementation of hospital cost control programs and general overhead reduction plans	48

$363

    The charges above primarily consisted of $264 million in impairment charges to value property and equipment and other assets at the lower of carrying value or estimated fair values for those facilities included in the Company's plan that were to be closed or were expected to be sold at losses, and $13 million in other costs of closure, primarily lease cancellations. The $38 million impairment charge included $19 million for the write-off of goodwill, $10 million for the write-down of property and equipment to estimated fair values and $9 million for the write-down of other assets. The principal elements of the $48 million charge for the implementation of hospital cost-control programs and general overhead-reduction plans were $18 million in lease cancellation costs, $15 million in severance costs related to the termination of 233 employees in facilities and 120 employees in corporate overhead departments and $15 million in other exit costs.

    The Company decided to sell or close the above facilities in each fiscal year because, for the most part, they were in markets that were not essential to the Company's strategic objectives.

    The table below presents a reconciliation of beginning and ending liability balances in connection with impairment and other unusual charges recorded in the current and prior fiscal years, as of May 31, 1999, 2000 and 2001.

LIABILITY BALANCES IN CONNECTION WITH IMPAIRMENT AND OTHER UNUSUAL CHARGES Dollars in Millions
	May 31, 1999(1)	Charges	Cash Payments	Other Items(2)	May 31, 2000(1)	Charges	Cash Payments	Other Items(2)	May 31, 2001(1)
Reserves Related to:

Lease cancellations, exit costs and estimated costs to sell or close hospitals and other facilities	$76	$96	$(54)	$(12)	$106	$26	$(42)	$(5)	$85

Impairment losses to value property, equipment, goodwill and other assets, at estimated fair values	—	244	—	(244)	—	55	—	(55)	—

Severance costs in connection with the implementation of hospital cost-control programs, general overhead-reduction plans, closure of home health agencies and closure of hospitals and termination of physician contracts	19	11	(13)	—	17	6	(11)	—	12

Accruals for unfavorable lease commitments at six medical office buildings	20	—	(8)	—	12	—	(2)	—	10

Buyout of physician contracts	6	4	(6)	—	4	56	(32)	—	28

Other	8	—	(6)	—	2	—	(2)	—	—

Total	$129	$355	$(87)	$(256)	$141	$143	$(89)	$(60)	$135

(1)
The liability balances are included in other current liabilities and other long-term liabilities in the accompanying consolidated balance sheets.

(2)
Other items primarily include write-offs of long-lived assets, including property and equipment, goodwill and other assets.

    Cash payments to be applied against these liabilities are expected to approximate $88 million in fiscal 2002 and $47 million thereafter.

Note 5

SELECTED BALANCE SHEET DETAILS

OTHER CURRENT ASSETS Dollars in Millions
	2000	2001
Other receivables	$224	$162

Prepaid expenses and other current items	88	87

Assets held for sale or disposal, at the lower of carrying value or fair value less estimated costs to sell or dispose	132	56

Other current assets	$444	$305

    The results of operations of the assets held for sale and the impact of suspending future depreciation and amortization were not significant.

PROPERTY AND EQUIPMENT Dollars in Millions
	2000	2001
Land	$535	$530

Buildings and improvements	4,543	4,949

Construction in progress	424	199

Equipment	2,639	2,905

	8,141	8,583

Less accumulated depreciation and amortization	(2,247)	(2,607)

Net property and equipment	$5,894	$5,976

    Property and equipment is stated at cost less accumulated depreciation and amortization and impairment write-downs related to assets held and used.#

Note 6

LONG-TERM DEBT AND LEASE OBLIGATION

LONG-TERM DEBT Dollars in Millions
	2000	2001
Loans payable to banks — unsecured	$1,442	$60

8 5/8% Senior Notes due 2003	500	455

7 7/8% Senior Notes due 2003	400	400

8% Senior Notes due 2005	900	811

7 5/8% Senior Notes due 2008	350	313

9 1/4% Senior Notes due 2010	—	238

8 5/8% Senior Subordinated Notes due 2007	700	628

8 1/8% Senior Subordinated Notes due 2008	1,005	897

6% Exchangeable Subordinated Notes due 2005	320	320

Zero-coupon guaranteed bonds due 2002	45	45

Notes payable and capital lease obligations, secured by property and equipment, payable in installments to 2013	80	71

Other notes, primarily unsecured	16	53

Unamortized note discounts	(81)	(64)

	5,677	4,227

Less current portion	(9)	(25)

	$5,668	$4,202

    Loans Payable to Banks — On March 1, 2001, the Company entered into a new senior unsecured $500 million 364-day credit agreement and a new senior unsecured $1.5 billion five-year revolving credit agreement (together, the "New Credit Agreement"). The New Credit Agreement replaced the

Company's $2.8 billion five-year revolving bank credit agreement that would have expired on January 31, 2002. The New Credit Agreement allows the Company to borrow, repay and reborrow up to $500 million prior to March 1, 2002 and to borrow, repay and reborrow up to $1.5 billion prior to March 1, 2006. The New Credit Agreement extends the Company's maturities, offers efficient pricing tied to quantifiable credit measures and has more flexible covenants than the previous credit agreement.

    Loans under the New Credit Agreement are unsecured and generally bear interest at a base rate equal to the prime rate or, if higher, the federal funds rate plus 0.5% or, at the option of the Company, an adjusted London interbank offered rate ("LIBOR") plus an interest margin between 50 and 200 basis points. The Company has agreed to pay the lenders under the New Credit Agreement an annual facility fee on the total loan commitment at rates ranging from 20 to 57.5 basis points. The interest rate margins and the facility fee rates are based on the ratio of the Company's consolidated total debt to consolidated EBITDA (defined as operating income plus depreciation, amortization, impairment and certain other unusual charges.)

    Senior Notes and Senior Subordinated Notes — In June 2000, the Company issued $400 million of unregistered 9 1/4% Senior Notes due 2010. The proceeds were used to retire existing bank debt under the Company's unsecured revolving bank credit agreement. In October 2000, the unregistered notes were exchanged for $400 million of 9 1/4% Senior Notes registered under the Securities Act of 1933, as amended, and listed on the New York Stock Exchange.

    The Company's 7 7/8% Senior Notes due 2003, 8 5/8% Senior Notes due 2003 and 8% Senior Notes due 2005 are not redeemable prior to their maturity. The 7 5/8% Senior Notes due 2008 and the new 9 1/4% Senior Notes due 2010 are redeemable at any time at the option of the Company. The 8 5/8% Senior Subordinated Notes due 2007 are redeemable at the option of the Company, in whole or from time to time in part, at any time on or after January 15, 2002. The 8 1/8% Senior Subordinated Notes due 2008 are not redeemable by the Company prior to June 1, 2003.

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

    In May 2001 the Company repurchased an aggregate of $514 million of its Senior and Senior Subordinated Notes. In connection with the repurchase of debt and the refinancing of its bank credit agreement, the Company recorded an extraordinary charge from early extinguishment of debt in the amount of $35 million, net of tax benefits of $21 million, in the fourth quarter of the year ended May 31, 2001.

    6% Exchangeable Subordinated Notes — The 6% Exchangeable Subordinated Notes due 2005 are exchangeable at the option of the holder for shares of common stock of Ventas, Inc. (Ventas) at an exchange rate of 25.9403 shares and $239.36 in cash (see Note 12) per $1,000 principal amount of the notes, subject to the Company's right to pay an amount in cash equal to the market price of the shares of Ventas common stock in lieu of delivery of such shares. Subject to certain limitations in the New Credit Agreement, the notes are now redeemable at the option of the Company at any time. The notes also are unsecured obligations of the Company subordinated in right of payment to all existing and future senior and senior subordinated debt and borrowings under the New Credit Agreement. The Company holds an investment portfolio of debt securities, with a market value of $77 million, in escrow for the benefit of the note holders.

    To the extent that the combined fair market value of the Company's investment in the common stock of Ventas and the related investment portfolio exceeds the carrying value of the notes at the end of any accounting period, the Company adjusts the carrying value of the notes to the fair market value of the investments through a charge or credit to earnings. Corresponding adjustments to the carrying value of the investments are credited or charged directly to other comprehensive income as unrealized gains or losses. The combined value of the Ventas common stock and the investment portfolio is below the exchange price.

    Loan Covenants — The New Credit Agreement and the indentures governing the Company's outstanding public debt have, among other requirements, limitations on other borrowings by, and liens on the assets of, the Company and its subsidiaries, investments, the sale of all or substantially all assets, prepayment of subordinated debt, and the Company declaring or paying a dividend on or purchasing its stock and requirements regarding maintenance of specified levels of net worth, debt ratios and fixed-charge coverage ratios. The Company is in compliance with its loan covenants. There are no compensating balance requirements for any credit line or borrowing.

    Future long-term debt maturities and minimum operating lease payments as of May 31, 2001 are as follows:

LONG-TERM DEBT MATURITIES & LEASE OBLIGATIONS Dollars in Millions
						LATER YEARS
	2002	2003	2004	2005	2006
Long-term debt	$25	$490	$459	$815	$384	$2,118

Long-term leases	192	176	150	94	71	232

    Rental expense under operating leases, including short-term leases, was $290 million in 1999, $286 million in 2000 and $237 million in 2001.

Note 7

INCOME TAXES

INCOME TAXES ON CONTINUING OPERATIONS Dollars in Millions
	1999	2000	2001
Currently Payable:

Federal	$99	$232	$361

State	25	32	55

	124	264	416

Deferred:

Federal	83	(4)	32

State	18	18	16

	101	14	48

	$225	$278	$464

    A reconciliation between the amount of reported income tax expense and the amount computed by multiplying income before tax by the statutory Federal income tax rate is shown below:

INCOME TAXES Dollars in Millions
	1999	2000	2001
Tax provision at statutory federal rate of 35%	$166	$216	$400

State income taxes, net of federal income tax benefit	28	32	44

Goodwill amortization	25	23	22

Nondeductible goodwill included in asset sales	—	32	—

Nondeductible asset impairment charges	38	1	—

Change in valuation allowance and tax contingency reserves	(35)	(32)	(8)

Other items	3	6	6

	$225	$278	$464

    Deferred tax assets and liabilities as of May 31, 2000 and 2001 relate to the following:

DEFERRED TAX ASSETS AND LIABILITIES Dollars in Millions
	2000		2001
	Assets	Liabilities	Assets	Liabilities
Depreciation and fixed-asset basis differences	$—	$892	$—	$796

Reserves related to discontinued operations, impairment and other unusual charges	140	—	122	—

Receivables — doubtful accounts and adjustments	—	15	—	10

Accruals for insurance risks	120	—	127	—

Intangible assets	—	50	—	68

Other long-term liabilities	149	—	39	—

Benefit plans	69	—	79	—

Other accrued liabilities	124	—	60	—

Investments and other assets	16	—	30	—

Net operating loss carryforwards	17	—	11	—

Other items	7	—	7	—

	$642	$957	$475	$874

    Management believes that realization of the deferred tax assets is more likely than not to occur as temporary differences reverse against future taxable income.

    At May 31, 2001, the Company's carryforwards from prior tax returns available to offset future federal net taxable income consisted of net operating loss carryforwards of approximately $30 million, expiring in 2004 through 2007.

    Allowable federal deductions relating to net operating losses are subject to annual limitations. These limitations are not expected to significantly affect the ability of the Company to ultimately recognize the benefit of these net operating loss deductions in future years.

Note 8

CLAIMS AND LAWSUITS

    The Company is subject to claims and lawsuits in its normal course of business. The Company believes that its liability for damages resulting from such claims and lawsuits is adequately covered by insurance or is adequately provided for in its consolidated financial statements. Although the results of these claims and lawsuits cannot be predicted with certainty, the Company believes that the ultimate resolution of these claims and lawsuits will not have a material adverse effect on the Company's financial position or results of operations.

    The Company insures substantially all of its professional and comprehensive general liability risks in excess of self-insured retentions through a majority-owned insurance subsidiary. These self-insured retentions currently are $1 million per occurrence and in prior years varied by hospital and by policy period from $500,000 to $3 million per occurrence. A significant portion of these risks is, in turn, reinsured with major independent insurance companies for the excess over the self-insured retentions. In addition to the reserves recorded by the above insurance subsidiary, the Company maintains an unfunded reserve based on actuarial estimates for the self-insured portion of its professional liability risks. Reserves for losses and related expenses are estimated using expected loss-reporting patterns and have been discounted to their present value using a discount rate of 7.75%. There can be no assurance that the ultimate liability will not exceed such estimates. Adjustments to the reserves are included in results of operations.

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

    At May 31, 2001, there were 10,876,689 shares of common stock available for future grants of stock options and performance-based incentive awards to the Company's key employees, advisors and consultants. Options are normally exercisable at the rate of one-third per year beginning one year from the date of grant. Stock options generally expire 10 years from the date of grant. No performance-based incentive stock awards have been made since fiscal 1994.

    The Company has a Directors Stock Option Plan pursuant to which nonemployee directors receive annual grants of options to purchase shares of common stock. At May 31, 2001, there were 657,704 shares available for future grant. Awards have an exercise price equal to the fair market value of the Company's shares on the date of grant, typically vest on the date of grant and expire 10 years after the date of grant.

    Pursuant to the terms of the Company's stock-based compensation plans, awards granted under those plans vest and may be exercised as determined by the Compensation Committee of the Company's Board of Directors. In the event of a change in control, the Compensation Committee may, in its sole discretion, without obtaining shareholder approval, accelerate the vesting or performance periods of the awards.

    The following table summarizes certain information about the Company's stock options outstanding at May 31, 2001:

OUTSTANDING STOCK OPTIONS
Options Outstanding				Options Exercisable
Range of Exercise Prices	Number of Options	Weighted-Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$ 5.71 to $ 9.50	2,123,540	2.2 years	$9.45	2,123,540	$9.45

$ 9.88 to $18.69	7,842,811	7.0 years	16.10	2,987,798	14.93

$18.75 to $26.38	5,563,259	5.6 years	22.48	4,974,417	22.69

$29.94 to $35.13	8,110,785	7.0 years	31.18	6,013,230	31.57

$38.38 to $45.26	7,110,775	9.6 years	41.36	100,000	39.53

	30,751,170	7.0 years	$26.61	16,198,985	$22.92

    A summary of the status of the Company's stock option plans as of May 31, 1999, 2000 and 2001, and changes during the years ending on those dates is presented below:

STOCK OPTIONS PLANS
	1999		2000		2001
Stock Options Plans	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	23,284,572	$21.58	31,387,519	$23.76	35,309,284	$22.22

Granted	9,144,750	28.89	8,168,651	16.98	7,172,308	41.30

Exercised	(690,102)	15.69	(1,214,077)	17.65	(11,447,264)	22.21

Forfeited	(351,701)	28.07	(3,032,809)	25.80	(283,158)	29.35

Outstanding at end of year	31,387,519	23.76	35,309,284	22.22	30,751,170	26.61

Options exercisable at year end	16,833,561	$19.02	20,119,672	$21.55	16,198,985	$22.92

    The weighted average fair value of options granted in 1999, 2000 and 2001 was $13.48, $8.21 and $21.01, respectively. The fair values of the option grants in the table above, and for purposes of the pro forma disclosures below, have been estimated as of the date of each grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

VALUATION ASSUMPTIONS
	1999	2000	2001
Expected volatility	35%	36%	39%

Risk-free interest rates	4.9%	5.9%	5.4%

Expected lives, in years	7.2	6.6	7.0

Expected dividend yield	0%	0%	0%

    Had compensation cost for the Company's stock options been determined based on these fair values for awards granted during the past four years, the Company's net income and earnings per share would have been the amounts indicated below:

PRO FORMA DISCLOSURES Dollars in Millions, Except Per Share Amounts
	1999	2000	2001
Net Income:

As reported	$249	$302	$643

Pro forma	$199	$249	$590

Basic Earnings Per Common Share:

As reported	$0.80	$0.97	$2.01

Pro forma	$0.65	$0.81	$1.86

Diluted Earnings Per Common Share:

As reported	$0.79	$0.96	$1.97

Pro forma	$0.64	$0.80	$1.81

Note 10

EMPLOYEE STOCK PURCHASE PLAN

    The Company has an Employee Stock Purchase Plan under which it is authorized to issue up to 9,500,000 shares of common stock to eligible employees of the Company or its designated subsidiaries. Under the terms of the plan, eligible employees may elect to have between 1% and 10% of their base earnings withheld each calendar quarter to purchase, on the last day of the quarter, shares of the Company's common stock at a purchase price equal to 85% of the lower of the closing price on the first day of the quarter or its closing price on the last day of the quarter. Under the plan, no individual may purchase, in any year, shares with a fair market value in excess of $25,000 per year. Under the plan, the Company sold 1,043,804 shares in the year ended May 31, 1999 at a weighted average price of $21.58 per share, 1,098,554 shares in the year ended May 31, 2000 at a weighted average price of $15.92 per share and 559,988 shares in the year ended May 31, 2001 at a weighted average price of $27.01 per share.

Note 11

EMPLOYEE RETIREMENT PLAN

    Substantially all domestic employees who are employed by the Company or its subsidiaries, upon qualification, are eligible to participate in a defined contribution 401(k) plan. Employees who elect to participate may make contributions from 1% to 20% of their eligible compensation, and the Company matches such contributions up to a maximum percentage. Company contributions to the plan were approximately $49 million for fiscal 1999, $52 million for fiscal 2000 and $54 million for fiscal 2001.

Note 12

INVESTMENTS

    The Company's principal long-term investments in unconsolidated affiliates at May 31, 2001 included 8,301,067 shares of Ventas and shares of various other investments, primarily in Internet-related health care ventures. Also included in the Company's long-term investments at May 31, 2001 is an investment portfolio of U.S. government securities aggregating $77 million, which resulted from the investment of the proceeds from the Company's sale of the shares of Vencor common stock that it received as a dividend from Ventas in 1998. The portfolio is being held in an escrow account for the benefit of the holders of the Company's 6% Exchangeable Notes. (See Note 6.) The Company classifies all these investments as "available-for-sale" whereby the carrying values of the shares and debt instruments are adjusted to market value at the end of each accounting period through a credit or charge, net of income taxes, to other comprehensive income. At May 31, 2000 and 2001 the aggregate market value of these investments was approximately $159 million and $170 million, respectively.

Note 13

EARNINGS PER COMMON SHARE

    The table below is a reconciliation of the numerators and the denominators of the Company's basic and diluted earnings per common share computations for income from continuing operations for each of the three years ended May 31, 1999 through 2001. Income is expressed in millions and weighted average shares are expressed in thousands:

EARNINGS PER COMMON SHARE RECONCILIATION
	Basic Earnings Per Share	Effect of Dilutive Stock Options and Warrants	Diluted Earnings Per Share
1999 Income (Numerator)	$249	—	$249

Weighted average shares (Denominator)	310,050	3,336	313,386

Per share amount	$0.80		$0.79

2000 Income (Numerator)	$340	—	$340

Weighted average shares (Denominator)	311,980	2,938	314,918

Per share amount	$1.09		$1.08

2001 Income (Numerator)	$678	—	$678

Weighted average shares (Denominator)	319,747	7,405	327,152

Per share amount	$2.12		$2.08

    Outstanding options to purchase 1,037,000 shares of common stock were not included in the computation of earnings per share for fiscal 2001 because the options' exercise prices were greater than the average market price of the common stock.

Note 14

DISCONTINUED OPERATIONS—PSYCHIATRIC HOSPITAL BUSINESS

    In the fourth quarter of the year ended May 31, 2000 the Company recorded a $30 million charge to discontinued operations ($19 million after taxes or $0.06 per share) to reflect a July 19, 2000 agreement in principle to settle substantially all of the remaining civil litigation related to certain of the Company's former psychiatric hospitals. The settlements were paid in fiscal 2001.

Note 15

CUMULATIVE EFFECT OF ACCOUNTING CHANGE

    On June 1, 1999 the Company changed its method of accounting for start-up costs to expense such costs as incurred in accordance with Statement of Position 98-5. The adoption of the Statement resulted in the write-off of previously capitalized start-up costs as of May 31, 1999 in the amount of

$19 million, net of tax benefit, which amount is shown in the accompanying consolidated statement of income for the year ended May 31, 2000 as a cumulative effect of accounting change.

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

Note 17

SUPPLEMENTAL DISCLOSURES TO CONSOLIDATED STATEMENTS
OF CASH FLOWS

SUPPLEMENTAL DISCLOSURES TO CONSOLIDATED STATEMENTS OF CASH FLOWS Dollars in Millions
1999	2000	2001
Interest paid (net of amounts capitalized)	$417	$473	$462

Income taxes paid (net of refunds received)	(7)	226	257

Fair value of common stock issued for acquisitions of hospitals and other assets	9	—	—

Note 18

SUPPLEMENTAL DISCLOSURE FOR OTHER COMPREHENSIVE INCOME

    The following table sets forth the tax effects allocated to each component of other comprehensive income for the years ended May 31, 1999, 2000 and 2001.

EFFECTS OF OTHER COMPREHENSIVE INCOME Dollars in Millions
	TAX
	Before-Tax Amount	Tax Tax (Expense) or Benefit	Net-of-Tax Amount
Year Ended May 31, 1999

Foreign currency translation adjustment	$(5)	$2	$(3)

Unrealized gains on securities held as available-for-sale	51	(21)	30

	$46	$(19)	$27

Year Ended May 31, 2000

Foreign currency translation adjustment	$(1)	$1	$—

Unrealized losses on securities held as available-for-sale	(142)	53	(89)

Less: reclassification adjustment for realized gains included in net income	(92)	34	(58)

	$(235)	$88	$(147)

Year Ended May 31, 2001

Foreign currency translation adjustments	$(3)	$1	$(2)

Unrealized gains on securities held as available-for-sale	80	(28)	52

Less: reclassification adjustment for realized gains included in net income	(39)	15	(24)

	$38	$(12)	$26

Note 19

RECENTLY ISSUED ACCOUNTING STANDARDS

    In June 1998 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), which, as amended by SFAS No. 137 and No. 138, is effective for financial statements for fiscal years beginning after June 15, 2000, and which will apply to the Company beginning June 1, 2001. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments and hedging activities. The Company does not expect the adoption of this new accounting standard to have a material effect on its future results of operations.

    On July 20, 2001 the FASB issued two new accounting standards, SFAS No. 141, "Business Combinations," and SFAS No. 142, "Accounting for Goodwill and Other Intangible Assets." Under SFAS No. 141, all business combinations initiated after June 30, 2001 will be accounted for using the purchase method of accounting; the use of the pooling- of-interests method will be prohibited. The adoption of this standard will not have a material effect on the Company's financial position or future results of operations.

    SFAS No. 142 eliminates the amortization of goodwill. Instead, under SFAS No. 142, the carrying amount of goodwill should be tested for impairment at least annually at the reporting unit level, as defined, and will be reduced only if it is found to be impaired or is associated with assets sold or otherwise disposed of. The Statement is effective for fiscal years beginning after December 15, 2001, but early adoption is permitted for companies with a fiscal year beginning after March 15, 2001. The Company has not yet determined whether it will adopt the new standard as of June 1, 2001 or June 1, 2002.

    The adoption of the new standard will have a material effect on future results of operations. The table below, for example, shows the Company's income from continuing operations and net income for the years ended May 31, 1999, 2000 and 2001 on a pro forma basis as if the cessation of goodwill amortization had occurred as of June 1, 1998:

EFFECT OF SFAS NO. 142 Dollars in Millions, Except Per Share Amounts
	1999	2000	2001
Income from continuing operations, as reported	$249	$340	$678

Goodwill amortization, net of applicable income tax benefits	91	84	86

Pro forma income from continuing operations	$340	$424	$764

Net income, as reported	$249	$302	$643

Goodwill amortization, net of applicable income tax benefits	91	84	86

Pro forma net income	$340	$386	$729

Diluted Earnings Per Common And Common Equivalent Share:

Continuing operations, as reported	$0.79	$1.08	$2.08

Goodwill amortization, net of applicable income tax benefits	0.29	0.26	0.26

Pro forma continuing operations	$1.08	$1.34	$2.34

Net income, as reported	$0.79	$0.96	$1.97

Goodwill amortization, net of applicable income tax benefits	0.29	0.26	0.26

Pro forma net income	$1.08	$1.22	$2.23

SUPPLEMENTARY
Financial Information

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
	FISCAL 2000 QUARTERS				FISCAL 2001 QUARTERS
	First	Second	Third	Fourth	First	Second	Third	Fourth
	Dollars in Millions, Except Per Share Amounts
Net operating revenues	$2,873	$2,780	$2,850	$2,911	$2,893	$2,915	$3,036	$3,209

Income from continuing operations	128	135	38	39	154	175	198	151

Net income	109	135	38	20	154	175	198	116

Earnings Per Share from Continuing Operations:

Basic	$0.41	$0.43	$0.12	$0.13	$0.49	$0.55	$0.62	$0.47

Diluted	$0.41	$0.43	$0.12	$0.12	$0.48	$0.54	$0.60	$0.46

    Quarterly operating results are not necessarily representative of operations for a full year for various reasons, including levels of occupancy, interest rates, acquisitions, disposals, revenue allowance and discount fluctuations, the timing of price changes, gains and losses on sales of assets, impairment and other unusual charges and fluctuations in quarterly tax rates. For example, fiscal 2000 includes a $19 million charge for the cumulative effect of accounting change recorded in the first quarter and net gains (losses) on sales of facilities and long-term investments of $10 million, $58 million, $51 million and $(70) million recorded in the first, second, third and fourth quarters, respectively. The third and fourth quarters also include impairment and other unusual charges of $232 million and $123 million, respectively. The fourth quarter also includes a $19 million charge to discontinued operations. Fiscal 2001 includes impairment and other unusual charges of $143 million and net gains on sales of facilities and long-term investments of $28 million recorded in the fourth quarter. The fourth quarter also includes a $35 million extraordinary charge from early extinguishment of debt.

COMMON STOCK INFORMATION (UNAUDITED)
	FISCAL 2000 QUARTERS								FISCAL 2001 QUARTERS
	First		Second		Third		Fourth		First		Second		Third	Fourth
Price Range:

High	24	15/16	25		28	3/4	27	1/8	32	11/16	43	7/16	47	47	3/4

Low	15	3/8	16	1/4	16		17	5/16	24	3/4	30	9/16	37	38

    At July 31, 2001 there were approximately 10,600 holders of record of the Company's common stock. The Company's common stock is listed and traded on the New York and Pacific stock exchanges. The stock prices above are the high and low sales prices as reported in the NYSE Composite Tape for the last two fiscal years.

DIRECTORS AND MANAGEMENT

BOARD OF DIRECTORS

Jeffrey C. Barbakow 1
Chairman and Chief Executive Officer
Tenet Healthcare Corporation

Lawrence Biondi, S.J. 2, 4, 5
President
Saint Louis University

Bernice B. Bratter 1, 3, 4
Retired President
Los Angeles Women's Foundation

Sanford Cloud Jr. 5, 6, 7
President and Chief Executive Officer
National Conference for
Community and Justice

Maurice J. DeWald 1, 2, 3, 7
Chairman
Verity Financial Group, Inc.

Michael H. Focht Sr. 5, 7
Retired President and
Chief Operating Officer
Tenet Healthcare Corporation

Van B. Honeycutt 2, 6, 7
Chairman and Chief Executive Officer
Computer Sciences Corporation

J. Robert Kerrey 4, 5
President, New School University
Former United States Senator

Lester B. Korn 1, 3, 6
Chairman and Chief Executive Officer
Korn Tuttle Capital Group

Floyd D. Loop, M.D. 2, 6
Chairman and Chief Executive Officer
The Cleveland Clinic Foundation

Board Committees

[1] Executive Committee

[2] Audit Committee

[3] Compensation Committee

[4] Nominating Committee

[5] Ethics and Quality Assurance Committee

[6] Pension Committee

[7] Corporate Governance Committee

PRINCIPAL MANAGEMENT
of the Company or a Subsidiary

Jeffrey C. Barbakow
 Chairman and Chief Executive Officer

David L. Dennis
 Office of the President
Chief Corporate Officer
Chief Financial Officer
Vice Chairman

Thomas B. Mackey
 Office of the President
Chief Operating Officer

Stephen F. Brown
 Executive Vice President
Chief Information Officer

Alan R. Ewalt
 Executive Vice President
Human Resources

Reynold J. Jennings
 Executive Vice President
Southeast Division

Raymond L. Mathiasen
 Executive Vice President
Chief Accounting Officer

David R. Mayeux
 Executive Vice President
Acquisition & Development

Barry P. Schochet
 Vice Chairman

W. Randolph Smith
 Executive Vice President
Central-Northeast Division

Neil M. Sorrentino
 Executive Vice President
Western Division

Christi R. Sulzbach
 Executive Vice President
General Counsel
Chief Compliance Officer

SENIOR VICE PRESIDENTS
of the Company or a Subsidiary

William A. Barrett
 Assistant General Counsel

Dennis M. Brown
 Northern Region

Stephen E. Corbeil
 Central States and Massachusetts Region

Alan N. Cranford
 Information Systems

David S. Dearman
 Operations Finance

Steven Dominguez
 Government Programs

Stephen D. Farber
 Corporate Finance and Treasurer

Michael W. Gallo
 Patient Financial Services

Lynn S. Hart
 Government Relations

Bruce L. Johnson
 Audit Services

T. Dennis Jorgensen
 Ethics, Business Conduct
and Administration

Ben F. King
 Finance, Central-Northeast Division

Paul B. Kusserow
 Corporate Strategy

Kenneth B. Love Jr.
 Finance, Western Division

Stephen L. Newman, M.D.
 Gulf States Region

Martin J. Paris, M.D., M.P.H.
 Medical Affairs and Quality Improvement

Suzanne T. Porter
 Strategy & Development

Timothy L. Pullen
 Controller

Gary W. Robinson
 Assistant General Counsel

Paul J. Russell
 Investor Relations

Edward T. Schreck
 Southern California Region III

Richard B. Silver
 Assistant General Counsel
and Corporate Secretary

Jay A. Silverman
 Chief Executive Officer,
Syndicated Office Systems

Charles R. Slaton
 Texas Region

Don S. Steigman
 Florida Region

Michael E. Tyson
 Finance, Southeast Division

Gustavo A. Valdespino
 Southern California Region II

Kenneth K. Westbrook
 Southern California Region I

William R. Wilson
 Finance, Pennsylvania Region

Barry A. Wolfman
 Pennsylvania Region

VICE PRESIDENTS
of the Company or a Subsidiary

Harold O. Anderson
 Corporate Communications

Michael P. Appelhans
 Assistant General Counsel

Craig C. Armin
 Government Programs

John F. Bealle
 Reimbursement

Steven R. Blake
 Finance, Northern Region

Sanford M. Bragman
 Risk Management

Gregory H. Burfitt
 Southern States Region

Daniel J. Cancelmi
 Assistant Controller

Lourdes Cordero
 Human Resources, Operations

Stephen F. Diaz
 Corporate Financial Planning

Curtis L. Dosch
 Finance, Southern States Region

William R. Durham
 Finance, Gulf States Region

Robert Duzan
 Finance, So. California Region II

Donna E. Erb
 Assistant General Counsel

Deborah J. Ettinger
 Business Development & Strategy,
Western Division

Cynthia A. Farrow
 Employee Benefits

Richard W. Fiske
 Acquisition & Development

Robert S. Hendler, M.D.
 Medical Affairs

Lawrence G. Hixon
 Corporate Financial Reporting

Michael S. Hongola
 Information Systems

Jill Willen Kennelly
 Business Development & Strategy
Central-Northeast Division

Jeffrey Koury
 Finance, So. California Region III

Douglas G. Lerner
 MOB Development

William W. Leyhe
 Managed Care and Strategy Development
Western Division

John A. Lynn
 Compensation

Deborah A. Maicach
 Information Systems

Robert W. McElearney
 Tenet Care

Benjamin R. McLemore IV
 Information Systems

Patricia A. Monahan
 Corporate Communications

Paul E. O'Neill
 Acquisition & Development

Douglas E. Rabe
 Tax

Rodney Reasoner
 Finance, Central States and
Massachusetts Region

Norma Resneder
 Human Resources, Operations

J. Scott Richardson
 Finance, Texas Region

Mario E. Rodriguez
 Government Programs

Leonard H. Rosenfeld
 Quality Management

C. David Ross
 Finance, Florida Region

Karen L. Rutledge
 Coding Compliance

Phillip S. Schaengold
 St. Louis Market

Jeffrey S. Sherman
 Finance, So. California Region I

Kenneth F. Sutherland
 Construction & Design

Diana L. Takvam
 Investor Relations

Eric A. Tuckman
 Acquisition and Development

Davis L. Watts
 Business Office Services

Steven Weiss
 Finance, St. Louis Market

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
Department – 11W
P.O. Box 11002
Church Street Station
New York, NY 10286

Please address other inquiries for the transfer agent to:

Shareholder Relations
Department – 11E
P.O. Box 11258
Church Street Station
New York, NY 10286

DEBT SECURITIES

    Debt securities listed on the New York Stock Exchange are:

7 7/8%	Senior Notes due 2003
8 5/8%	Senior Notes due 2003
6%	Exchangeable Subordinated Notes due 2005
8%	Senior Notes due 2005
8 5/8%	Senior Subordinated Notes due 2007
7 5/8%	Series B Senior Notes due 2008
8 1/8%	Series B Senior Subordinated Notes due 2008
9 1/4%	Senior Notes due 2010

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

INVESTOR RELATIONS

    For all other shareholder inquiries, please contact:

Paul J. Russell
 Senior Vice President, Investor Relations
P.O. Box 31907
Santa Barbara, CA 93130
Phone: (805) 563-7188
Fax: (805) 563-6877
E-mail: paul.russell@tenethealth.com

Diana L. Takvam
 Vice President, Investor Relations
P.O. Box 31907
Santa Barbara, CA 93130
Phone: (805) 563-6883
Fax: (805) 563-6877
E-mail: diana.takvam@tenethealth.com

CORPORATE HEADQUARTERS

Tenet Healthcare Corporation
3820 State Street
Santa Barbara, CA 93105
(805) 563-7000
www.tenethealth.com

ANNUAL MEETING

    The annual meeting of shareholders of Tenet Healthcare Corporation will be held at 9:30 a.m. on Wednesday, October 10, 2001, at the St. Regis Hotel, 2055 Avenue of the Stars, Los Angeles, California.

QuickLinks

TENET Healthcare Corporation Annual Report
SELECTED FINANCIAL DATA Continuing Operations Dollars in Millions, Except Per Share Amounts
MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
TENET HEALTHCARE CORPORATION and Subsidiaries
Report Of Management
INDEPENDENT AUDITORS' REPORT
CONSOLIDATED FINANCIAL STATEMENTS CONSOLIDATED BALANCE SHEETS Dollars in Millions
CONSOLIDATED STATEMENTS OF INCOME Dollars in Millions, Except Per Share Amounts
CONSOLIDATED FINANCIAL STATEMENTS CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME Dollars in Millions
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY Dollars in Millions, Share Amounts in Thousands
CONSOLIDATED STATEMENTS OF CASH FLOWS Dollars in Millions
NOTES TO CONSOLIDATED Financial Statements
SUPPLEMENTARY Financial Information
DIRECTORS AND MANAGEMENT
CORPORATE Information