Form 10-K, Exhibit 13
period 2002-05-31
TENET HEALTHCARE CORP
filed 2002-08-14
CIK 70318

2002 ANNUAL REPORT

          Leadership

Tenet Healthcare Corporation

2002

Letter to Shareholders	1

Selected Financial Data	9

Management’s Discussion & Analysis of Financial Condition and Results of Operations	10

Report of Management	24

Independent Auditors’ Report	25

Consolidated Financial Statements	26

Notes to Consolidated Financial Statements	30

Supplementary Financial Information	53

Directors and Management	54

Corporate Information	56

The people pictured here and on the cover represent the best of what we do — excellence in patient care, excellence in service, excellence in financial results. Each one is a leader, helping to motivate others around them to attain the same high standards. And each is a recipient of one of Tenet’s annual awards recognizing the best of the best for 2002. These eight people are just a sample of the 94 winners of this year’s awards for outstanding hospital Chief Executive Officers, Chief Financial Officers, Chief Nursing Officers and corporate team members, as well as the Chairman Award for outstanding caregivers. These are the people of Tenet.

They are the Tenet Difference.

Front cover from left to right: Outstanding Chief Nursing Officer Linda K. Mercier, Houston Northwest Medical Center; Circle of Excellence award winner Paul S. Viviano, CEO of USC University Hospital; Outstanding Chief Financial Officer Margaret M. Gill, North Shore Medical Center; Outstanding Teamwork award winner Patricia D. Kirnon, manager, Quality, Tenet Service Center; Chairman’s Award winner Gary J. Orrell, Patient Care Associate, MetroWest Medical Center Leonard Morse.

Inside cover from left to right: Circle of Excellence award winner Thomas E. Casaday, CEO Providence Memorial Hospital and Sierra Medical Center; Outstanding Chief Nursing Officer Darlene R. Wetton, Alvarado Hospital Medical Center; Outstanding Chief Financial Officer Steven R. Maekawa, Century City Hospital and Midway Hospital Medical Center.

Tenet, through its subsidiaries, owns and operates general hospitals and many related health care services. Our 113,000 employees treated millions of patients last year. Their work embodies the core business philosophy reflected in our name: the importance of shared values among partners in providing a full spectrum of quality health care.

Tenet
Healthcare Corporation

LETTER TO THE SHAREHOLDERS Chairman and Chief Executive Officer Jeffrey C. Barbakow

Fiscal 2002 was a terrific year for Tenet.

In fact, it was the best in our company’s history — so far.

The energy we unleashed three and a half years ago through our intense focus on improving and growing our company continues to drive Tenet’s(1) financial and operational performance to record levels. Look at some of the highlights of our year:

•	Earnings per share from operations before special items were up 42 percent over the prior year, to $2.17. Net income from operations before special items was up 45 percent, to $1.09 billion.(2)

•	Admissions at our hospitals increased 2.4 percent on a same-facility basis over the prior year.

•	Both operating and pretax margins before special items hit new company highs — to 15.8 percent and 13.4 percent, respectively.

•	Cash flow from operations totaled $2.32 billion, up 27 percent over last year.

•	We reinvested a record $889 million in capital expenditures, acquired five new hospitals, executed a share repurchase program and still reduced debt by $209 million.

Debt Down
$2.4 Billion Since FY99
$7
$6
$5
$4
$3
$2
$1
$0
FY99
FY00
FY01
FY02
Total Debt ($ billions)

Looking back just a few years, the company’s financial transformation is clear. Since fiscal 1999, we’ve paid down $2.4 billion of debt and dramatically strengthened the balance sheet. Accordingly, last fall, all three major ratings agencies raised their ratings on Tenet’s debt to investment grade. We quickly took advantage of the new ratings — and a historically low interest rate environment — to refinance most of our public debt. In doing so, we locked in lower interest rates and doubled our average maturity. Reflecting the debt repayments and refinancings, interest expense declined $129 million in the year and key balance sheet ratios continued to strengthen. Our debt-to-EBITDA (earnings before interest, taxes, depreciation and amortization) ratio dropped from 3.5 in 1999 to 1.4 today. Our coverage ratio, or EBITDA-to-net-interest expense, rose from 3.8 to 8.6 over the same timeframe. Simply put, our balance sheet has never been stronger.

A year ago, I said that the operational improvements we have made internally and the initiatives we are pursuing, together with an improving external environment, had set the stage for an extended period of outstanding growth for Tenet.

That is proving to be the case.

Quarter after quarter, we’ve demonstrated across-the-board improvements in virtually all areas of our operations, and throughout the income statement, the balance sheet and the cash flow statement. The consistency has been remarkable.

1	All references to “Tenet” and the “company” mean Tenet and its consolidated subsidiaries.

2	For a reconciliation of these performance measures with corresponding measures as determined under accounting principles generally accepted in the United States, please see page 10.

TENET HEALTHCARE CORPORATION and Subsidiaries 1

We’ve now delivered 10 straight quarters of growth in earnings per share of 20 percent or better. The most recent five quarters have been even more impressive —exceeding 30 percent.

This consistency has dramatically increased the value of our company over the last 12 months and brought us independent recognition of our efforts. It’s a wonderful testament to our success that Business Week magazine recently named us among the top 50 performers for 2001 from all of the S&P 500 companies. We ranked in their very top category for one-year and three-year total return to shareholders and for one-year and three-year profit growth.

The key to our success is our intense focus on those things that make an outstanding hospital: creating a true service culture in our hospitals; making our hospitals the preferred places for the best caregivers to work; creating demonstrable ways to improve the quality of care; developing and enhancing core clinical programs, and carefully managing the complexities of our business to ensure that we are paid appropriately for the care we provide and that we have the financial resources available to reinvest and continually improve our operations.

This is a highly complex business. Success is dependent upon correctly managing a myriad of details — both operational and financial. We are fortunate to have on the Tenet team many experts in their respective fields; people who can help us to determine best practices in each distinct arena, then help migrate those best practices to all our hospitals and business offices. The depth of this expertise is one of our major competitive advantages.

To make sure we maintain our momentum in fiscal 2003 and beyond, we continue to challenge our hospitals and our employees every day to reach new heights in their performance. By continually raising the bar and testing ourselves against ever-higher standards, I believe we can continue to achieve excellent outcomes for our patients, physicians, employees and shareholders.

Bringing Customer Service to Health Care

One of our key goals is to bring a true customer service culture to our hospitals.

For many years, health care in the U.S. has been fraught with frustrations for patients, physicians and employees. We aim to change this. We are working to differentiate Tenet hospitals as better places to work, better places to practice medicine and better places to receive care.

In fiscal 2002, we completed implementation of our innovative Target 100 program. Target 100 seeks to achieve 100 percent satisfaction among our patients, physicians and employees.

Clearly, it’s working.

Companywide, patient, employee and physician satisfaction rates are all up since we first piloted Target 100 two and a half years ago. In fiscal 2002, our overall patient satisfaction rating reached 94 percent.

LETTER TO THE SHAREHOLDERS Chairman and Chief Executive Officer Jeffrey C. Barbakow

But we don’t want just “satisfied” patients — we want “very satisfied” patients. So, we’re raising the bar. A satisfied patient will likely return to our hospital, but one who is very satisfied is likely to tell others about the experience. To capture this differentiation, we challenged our hospitals to achieve a new target on our 10-point scale: consistently scoring nines or perfect 10s. Already, 83 percent of our patients surveyed give us those exemplary ratings. And we aim to raise that percentage even higher.

Investing in Nurses

At the same time that we are working to create a true customer service culture in our hospitals, we face a serious challenge: an industrywide shortage of nurses. In fact, this is perhaps the biggest challenge facing every U.S. hospital today, and it is not easily solved.

We’re working to recruit more people into the nursing profession. For example, we’re instituting a program under which Tenet may pay off over time student loans of nurses who come to work at one of our hospitals after graduation. Additionally, with the Tenet Healthcare Foundation, Tenet’s charitable-giving arm, we’re promoting nursing as a career among minorities that historically have been underrepresented in the profession. In Los Angeles, Tenet and the foundation awarded a four-year, $1 million grant to provide scholarships for Latino nursing students. And in Florida, we’ve awarded more than $350,000 over several years to two colleges to help them hire more nursing instructors.

We’re also working to position our hospitals to best compete for the available pool of nurses. There may not be enough nurses to staff all U.S. hospitals, but there are enough to staff all of Tenet’s hospitals — so, we need to ensure that our hospitals are where the best nurses choose to work.

Our companywide Employer of Choice initiative offers a wide range of programs — including competitive salaries and benefits, online continuing education courses, mentoring programs and leadership training — designed to help our hospitals recruit and retain nurses. We’re committed to fostering a culture at our hospitals that empowers employees and ensures their voices are heard. We’re also committed to making sure they have the tools they need to do their job.

We believe Target 100 and our Employer of Choice initiative have had a significant impact on reducing nurse turnover rates at our hospitals. For example, in Birmingham, Ala., our Brookwood Medical Center cut its nurse turnover rate almost in half despite strong competition for the limited number of nurses available. It’s a similar situation in Philadelphia, where Hahnemann University Hospital — a complex teaching hospital and trauma center — was able to reduce its R.N. turnover rate from 26 percent to less than 16 percent.

Companywide, our nurse turnover rate declined three percentage points over the prior year — an indication that our Employer of Choice strategy is working.

TENET HEALTHCARE CORPORATION and Subsidiaries               3

Measuring, Managing and Demonstrating Quality of Care

There’s a lot of talk these days about quality of care. Payors talk about insurance products that tier hospitals based on quality. Employer groups talk about quality initiatives that can be easily understood by consumers. The efforts are commendable, but they lack a critical element: accurate, scientifically valid measures of quality.

At Tenet, we’ve already devoted a great deal of time and energy over the past several years to addressing this issue. We now have enough hard, scientific data from our 38 Partnership for Change hospitals to show that we’re saving lives and improving patient outcomes. The Partnership for Change initiative, which we first piloted two and a half years ago, provides our physicians with real-time evidence about their practice patterns, as well as comparisons with accepted clinical standards, using clinical data that our proprietary data collection system gathers from the participating hospitals and from other clinical studies. With this data, we can develop and track best practice protocols and tailor hospital processes to meet these protocols.

For example, our Partnership for Change hospitals have implemented best practice protocols to help ensure that all heart-attack patients receive aspirin and/or beta-blockers within 24 hours of admission, where appropriate. These treatments are proven to significantly reduce mortality.

The results speak for themselves.

By the end of June 2002, 95 percent of heart-attack patients at our Partnership for Change hospitals received aspirin within 24 hours and 90 percent received beta-blockers within 24 hours. For comparison, consider the national norms. The closest available comparison we know of is a study published in the March 2002 issue of The Journal of the American Medical Association, which tracked the administration of these medications within 48 hours — twice our targeted timeframe. In that study, only 72 percent of heart-attack patients received aspirin within 48 hours, and only 50 percent received beta-blockers. Yet studies show these two simple measures save lives. In our Partnership for Change hospitals, we’ve seen a significant reduction in mortality in certain subsets of patients through these protocols.

And that’s for just one diagnosis group. Results for our two other major areas of focus — reducing mortality rates for coronary artery bypass surgery patients and improving treatments for patients with community-acquired pneumonia — have been similarly noteworthy.

Throughout fiscal 2003, we’ll be rolling out the Partnership for Change to all of our hospitals. We’re also going to expand the diagnosis-related groups covered by the program to include all surgical procedures.

LETTER TO THE SHAREHOLDERS Chairman and Chief Executive Officer Jeffrey C. Barbakow

All our Partnership for Change protocols are created from evidence-based, scientific study. We know that they improve patient outcomes and save lives. This is good for our patients. It’s also good for our business — it promotes efficient, effective medicine that saves unnecessary costs. It’s also just one more way to demonstrate how we are making Tenet hospitals the preferred places for patients to receive treatment.

Focusing on Core Services

Another way we are improving our hospitals is by developing and enhancing core clinical programs like cardiology, neurology and orthopedics. More recently, we have expanded into oncology as well.

Several of our earlier investments in these areas generated significant growth in fiscal 2002. For example, at Des Peres Hospital in St. Louis, a new outpatient cardiac catheterization lab, a new Medical Arts Pavilion, and an operating room renovation all contributed to remarkable growth in admissions this fiscal year. The new cath lab has helped generate an overall 37 percent increase in diagnostic catheterizations. The new Medical Arts Pavilion and renovated operating room have helped drive orthopedic admissions up 30 percent and overall admissions up by 24 percent over the prior fiscal year.

During the year we opened additional service enhancements that will generate future growth. For example, at Saint Louis University Hospital we opened a new $10 million cancer center that combines the latest advances in research, prevention and education with personalized care. And in New Orleans, we invested $10 million in the New Orleans Surgery and Heart Institute, a four-story “heart hospital within a hospital” at Memorial Medical Center.

Our efforts to grow higher-acuity clinical programs have caused a shift in our business mix. During the year, on a same-facility basis, acute care patient days rose 4.7 percent while subacute days declined 1.7 percent. Perhaps even more telling, same-facility patient days rose 7.0 percent in the intensive care and cardiac care arena.

Because high-acuity services generate higher revenues, this mix shift contributed to robust unit revenue trends throughout the year. This effect, combined with continued strong reimbursement trends, pushed same-facility patient revenue per admission up 12.9 percent in the year. This, in turn, helped generate very strong top-line trends. This is no accident, but a very deliberate part of our strategy.

All of these enhancements will better position Tenet to meet the growing health care needs of the communities we serve, and particularly the growing needs of the baby boom generation. The baby boomers are entering the phase of life when the need for hospital care rises. This huge population of aging Americans is more than 80 million strong, representing fully one-third of the U.S. population. We believe that they will transform the health care industry.

TENET HEALTHCARE CORPORATION and Subsidiaries               5

Expanding Services, Facilities and Networks

The baby boomers already are impacting our business. Quarter after quarter, we continue to see our highest rates of admissions growth among the baby boom age groups. In fiscal 2002, same-facility admissions rose 6 percent among those aged 41-to-50, and more than 5 percent for those aged 51-to-60. And the effect is just beginning. We are now experiencing capacity constraints in several of our hospitals around the country. As the baby boom generation ages, needing increasingly more health care services, we expect capacity constraints to become more and more common.

During fiscal 2002, we invested in several capacity and service expansions at hospitals that were struggling to meet the demand for their services. For example, at Redding Medical Center in Redding, Calif., we completed a $55 million expansion project, adding additional beds to a four-story patient tower that opened in fiscal 2000.

We’ve also continued to invest in innovative programs that enable our hospitals to distinguish themselves in their markets. We opened our first two TenetCare outpatient diagnostic and treatment centers in fiscal 2002, in New Orleans and St. Louis. Baby boomers are notoriously demanding consumers and these centers are designed with them in mind, emphasizing superior customer service and personalized care in comfortable surroundings. We plan to open at least nine additional TenetCare sites in fiscal 2003.

Additionally, we pursued acquisitions that enhanced our existing hospital networks. The two Intracoastal Health Systems hospitals in West Palm Beach, Fla., that we acquired in July 2001 have made us the largest provider in South Florida. In October, we completed the acquisition of St. Alexius Hospital, enhancing our growing, five-hospital network in St. Louis. And our acquisition in December of the Daniel Freeman Hospitals creates a stronger network in southwest Los Angeles. All five of the hospitals we acquired in fiscal 2002 were losing money when we acquired them. By the end of our May quarter, these hospitals as a group had achieved an EBITDA margin of almost 12 percent. Restoring health to ailing hospitals is one of Tenet’s core competencies.

In two of our markets, we are meeting the communities’needs by building new hospitals in adjacent, fast-growing suburbs. In July 2001, we opened a new, 150-bed hospital in Weston, Fla., in partnership with The Cleveland Clinic Florida, a branch of the renowned Cleveland Clinic. Additionally, we broke ground for a new 90-bed facility in Bartlett, Tenn., near Memphis, where we own 651-bed Saint Francis Hospital.

LETTER TO THE SHAREHOLDERS Chairman and Chief Executive Officer Jeffrey C. Barbakow

Generating Robust Cash Flow

These enhancements in our programs, services and facilities are possible because our financial performance has enabled us to fund the necessary strategic investments. The key has been remarkable, ongoing improvement in receivables days outstanding and cash flow. Companywide, accounts receivable days outstanding declined almost nine days this year alone, dropping below 60 days. Contrast that to just over two years ago when days outstanding peaked at 82.

This was no easy feat.

As with our best practices for our Target 100, Employer of Choice and Partnership for Change programs, we first began with an in-depth analysis of the problem. Once we fully understood the issues, we created and implemented initiatives to address them. These initiatives include toolkits and best practices that cover virtually all aspects of the contracting, admitting, billing and collections functions. Today, we continue to apply and fine-tune the wide range of initiatives we launched two and a half years ago.

For example, on a same-facility basis two years ago, 12.8 percent of our Medicare accounts receivable remained outstanding after 60 days. But 27 of our hospitals reported this measure below 6 percent. So, we challenged the rest of our hospitals to at least match that figure. They responded so well that we exceeded our target. On a same-facility basis, only 4.6 percent of our Medicare accounts receivable remained unpaid after 60 days when we ended fiscal 2002.

As a result of this focused management of all aspects of contracting, admitting, billing and collecting, we’ve dramatically improved cash flow. Since 1999, cash flow from operations has nearly quadrupled to $2.32 billion. During the same timeframe, free cash flow — defined as cash flow from operations, less capital expenditures — has gone from negative to $1.43 billion. And that’s after a record rate of reinvestment in fiscal 2002.

We have come a long way.

Changes To The Board

There were two notable changes to Tenet’s board of directors during the first quarter of fiscal 2003.

In July, Michael H. Focht Sr. retired from the board. I’m especially grateful for the nearly 24 years of dedicated service that Mike gave this company. Mike served as President and Chief Operating Officer until 1999 and has been a member of the board since 1990. Mike’s personal integrity and commitment to the highest ethical standards were a hallmark of his time at Tenet and we’ve all benefited greatly from his leadership.

TENET HEALTHCARE CORPORATION and Subsidiaries               7

It’s my privilege to welcome to the board Mónica C. Lozano, President and Chief Operating Officer of La Opinión, the largest Spanish-language daily newspaper in the United States. Mónica’s strategic vision, her experience as an independent outside director, her keen community insights and her deep understanding of the challenges facing business today will be invaluable to Tenet.

Integrity

We’ve emphasized high ethical standards at Tenet for many, many years. Ethical behavior is central to our culture and we continually reinforce it in many ways, including providing annual ethics training for every employee and member of the board of directors. With all the questions that have been raised about corporate credibility in recent months, I take considerable comfort in that fact.

As investors are rightly questioning many things that they previously took for granted, I think it’s important to look at the quality of Tenet’s earnings. In fiscal 2002, our earnings from operations before special items were $2.17 per share. Our cash flow from operations was $4.60 per share. Our free cash flow from operations — after a 48 percent increase in capital spending — was $2.83 per share. In other words, free cash flow per share was 1.3 times our earnings per share before special items. I believe that’s an excellent indicator of the very high quality of our earnings.

Looking Ahead

This has been a year to remember for all of us at Tenet. Together, we have seen the fruits of our hard work and our disciplined focus. For me personally, it was a very special year. I was fortunate to fulfill my own commitment to visit every one of our hospitals within the year, and I can easily say that it truly was one of the most inspirational and satisfying experiences I have ever had.

In my travels, I met countless Tenet employees. I was deeply moved by their commitment to their chosen profession. Every great organization is defined by the quality of its people. At Tenet, I believe we’re fortunate to have some of the finest caregivers working in health care today. We also have outstanding leaders who support the efforts of our caregivers — and challenge them to achieve even greater results.

Through all of our efforts, I believe Tenet has already proven itself as a force for positive change in our industry and I thank you for your continued support.

Sincerely,

Jeffrey C. Barbakow
Chairman and Chief Executive Officer

SELECTED FINANCIAL DATA

Dollars in Millions, Except Per Share Amounts	(1)
OPERATING RESULTS				Years Ended May 31
	1998	1999	2000	2001	2002
Net operating revenues	$ 9,895	$ 10,880	$ 11,414	$ 12,053	$ 13,913

Operating Expenses:

Salaries and benefits	4,052	4,412	4,508	4,680	5,346

Supplies	1,375	1,525	1,595	1,677	1,960

Provision for doubtful accounts	588	743	851	849	986

Other operating expenses	2,071	2,342	2,525	2,603	2,824

Depreciation	347	421	411	428	472

Amortization	113	135	122	126	132

Impairment and other unusual charges	221	363	355	143	99

Operating income	1,128	939	1,047	1,547	2,094

Interest expense	(464)	(485)	(479)	(456)	(327)

Investment earnings	22	27	22	37	32

Minority interests in income of consolidated subsidiaries	(22)	(7)	(21)	(14)	(38)

Net gains (losses) on disposals of facilities and long-term investments	(17)	—	49	28	—

Income from continuing operations before income taxes	647	474	618	1,142	1,761

Income taxes	(269)	(225)	(278)	(464)	(736)

Income from continuing operations	$ 378	$ 249	$ 340	$ 678	$ 1,025

Basic earnings per common share from continuing operations	$ 0.82	$ 0.53	$ 0.73	$ 1.41	$ 2.09

Diluted earnings per common share from continuing operations	$ 0.81	$ 0.53	$ 0.72	$ 1.39	$ 2.04

(1) All periods have been adjusted to reflect a 3-for-2 stock split declared in May 2002.

Balance Sheet Data				As of May 31
	1998	1999	2000	2001	2002
Working capital	$ 1,182	$ 1,940	$ 1,682	$ 1,060	$ 810

Total assets	12,774	13,771	13,161	12,995	13,814

Long-term debt, net of current portion	5,829	6,391	5,668	4,202	3,919

Shareholders’ equity	3,558	3,870	4,066	5,079	5,619

Cash Flow Data				Years Ended May 31
	1998	1999	2000	2001	2002
Cash provided by operating activities	$ 403	$ 582	$ 869	$ 1,818	$ 2,315

Cash used in investing activities	(1,083)	(1,147)	(36)	(574)	(1,227)

Cash provided by (used in) financing activities	668	571	(727)	(1,317)	(1,112)

TENET HEALTHCARE CORPORATION and Subsidiaries 9

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

On a same-facility basis, net patient revenues improved 13.7%, admissions were up 2.4% and net inpatient revenue per admission improved 12.9% over last year. Total company operating margins (the ratio of operating income to net operating revenues) increased from 12.8% to 15.1%. Net cash provided by operating activities increased by $497 million during the year to $2.32 billion.

The Company reported income from continuing operations before income taxes of $618 million in 2000, $1.14 billion in 2001 and $1.76 billion in 2002. The unusual items affecting the results of continuing operations in the last three years are shown below:

Dollars in Millions
EFFECT OF UNUSUAL ITEMS
	2000	2001	2002
Impairment and other unusual charges	$(355)	$(143)	$ (99)

Net gains on sales of facilities and long-term investments	49	28	—

Net pretax impact	(306)	(115)	(99)

Net after tax impact	(229)	(74)	(66)

Diluted earnings per share from continuing operations	0.72	1.39	2.04

Diluted per share impact	(0.49)	(0.14)	(0.13)

Earnings per share from operations before special items	$ 1.21	$ 1.53	$ 2.17

Excluding the items in the table above, income from continuing operations after income taxes (referred to as “net income from operations before special items” in the Chairman’s Letter to the Shareholders on page 1 of this report) would have been $569 million in 2000, $752 million in 2001 and $1.09 billion in 2002 and diluted earnings per share from continuing operations (referred to as “earnings per share from operations before special items” in the Chairman’s Letter to the Shareholders) would have been $1.21, $1.53 and $2.17, respectively.

Results of operations for the year ended May 31, 2002 include the operations of two general hospitals acquired in 2001, five general hospitals acquired in 2002 and a new 51% owned general hospital opened after May 31, 2001, and exclude, from the dates of sale or closure, the operations of one general hospital and certain other facilities sold or closed since May 31, 2001. Results of operations for the year ended May 31, 2001 include the operations of one general hospital acquired in 2000 and two general hospitals acquired in 2001 and exclude, from the dates of sale or closure, the operations of one general hospital and certain other facilities sold or closed since May 31, 2000.

The following is a summary of operating income for the past three fiscal years:

OPERATING INCOME
	2000	2001	2002	2000	2001	2002
	(Dollars in Millions)			(% of Net Operating Revenues)
Net Operating Revenues:

Domestic general hospitals (1)	$10,666	$11,542	$13,488	93.4%	95.8%	96.9%

Other operations (2)	748	511	425	6.6%	4.2%	3.1%

	$11,414	$12,053	$13,913	100.0%	100.0%	100.0%

Operating Expenses:

Salaries and benefits	4,508	4,680	5,346	39.5%	38.8%	38.4%

Supplies	1,595	1,677	1,960	14.0%	13.9%	14.1%

Provision for doubtful accounts	851	849	986	7.5%	7.0%	7.1%

Other operating expenses	2,525	2,603	2,824	22.1%	21.6%	20.3%

Depreciation	411	428	472	3.6%	3.6%	3.4%

Amortization	122	126	132	1.0%	1.0%	0.9%

Operating income before impairment and other unusual charges	1,402	1,690	2,193	12.3%	14.0%	15.8%

Impairment and other unusual charges	355	143	99	3.1%	1.2%	0.7%

Operating income	$ 1,047	$ 1,547	$ 2,094	9.2%	12.8%	15.1%

(1)	Net operating revenues of domestic general hospitals include inpatient and outpatient revenues, as well as nonpatient revenues, primarily rental income and services such as cafeteria, gift shops, parking and other miscellaneous revenue.

(2)	Net operating revenues of other operations consist primarily of revenues from (i) physician practices; (ii) rehabilitation hospitals, long-term-care facilities, psychiatric and specialty hospitals, all of which are located on or near the same campuses as the Company’s general hospitals; (iii) the Company’s hospital in Barcelona, Spain; (iv) health care joint ventures operated by the Company; (v) subsidiaries of the Company offering managed care and indemnity products; and (vi) equity in earnings of unconsolidated affiliates.

TENET HEALTHCARE CORPORATION and Subsidiaries 11

The table below sets forth certain selected historical operating statistics for the Company’s domestic general hospitals:

OPERATING STATISTICS				Increase
	2000	2001	2002	2001 to 2002
Number of hospitals (at end of period)	110	111	116	5	(1)

Licensed beds (at end of period)	26,939	27,277	28,667	5.1%

Net inpatient revenues (in millions)	$ 7,029	$ 7,677	$ 9,140	19.1%

Net outpatient revenues (in millions)	$ 3,394	$ 3,603	$ 4,108	14.0%

Admissions	936,142	939,601	1,001,036	6.5%

Equivalent admissions (2)	1,351,295	1,341,138	1,429,552	6.6%

Average length of stay (days)	5.2	5.3	5.3	—

Patient days	4,888,649	4,936,753	5,335,919	8.1%

Equivalent patient days (2)	6,975,306	6,956,539	7,516,306	8.0%

Net inpatient revenues per patient day	$ 1,438	$ 1,555	$ 1,713	10.2%

Net inpatient revenues per admission	$ 7,508	$ 8,170	$ 9,131	11.8%

Utilization of licensed beds	46.8%	50.0%	51.6%	1.6	%(1)

Outpatient visits	9,276,372	9,054,117	9,320,743	2.9%

(1)	The change is the difference between the 2001 and 2002 amounts shown.

(2)	Equivalent admissions/patient days represents actual admissions/patient days adjusted to include outpatient and emergency room services by multiplying actual admissions/patient days by the sum of gross inpatient revenues and outpatient revenues and dividing the result by gross inpatient revenues.

The table below sets forth certain selected operating statistics for the Company’s domestic general hospitals, on a same-facility basis:

SELECTED OPERATING STATISTICS
	2001	2002	Increase(Decrease)
Average licensed beds	26,712	26,563	(0.6)%

Patient days	4,891,119	5,075,670	3.8%

Net inpatient revenue per patient day	$ 1,559	$ 1,737	11.4%

Admissions	929,778	952,202	2.4%

Net inpatient revenue per admission	$ 8,201	$ 9,259	12.9%

Outpatient visits	8,963,138	8,857,252	(1.2)%

Average length of stay (days)	5.3	5.3	—

12

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The table below sets forth the sources of net patient revenue for the Company’s domestic general hospitals:

NET PATIENT REVENUES				Increase (Decrease)
	2000	2001	2002	2001 to 2002(1)
Medicare	32.6%	30.8%	31.8%	1.0%

Medicaid	8.3%	8.2%	8.6%	0.4%

Managed care	40.7%	43.3%	43.9%	0.6%

Indemnity and other	18.4%	17.7%	15.7%	(2.0)%

(1)	The change is the difference between the 2001 and 2002 amounts shown.

The Company’s focus on expansions and additions of higher-revenue core services, such as cardiology, orthopedics and neurology, has led to increases in inpatient acuity and intensity of services. Total-facility admissions increased by 6.5% compared to 2001. These are the main factors that contributed to a 19.1% increase in net inpatient revenues in 2002 as compared to 2001. The Company’s net outpatient revenues on a total-facility basis increased by 6.2% during 2001 compared to 2000 and increased 14.0% during 2002 compared to 2001. The Company is continuing to see increased outpatient surgery and outpatient diagnostic procedures, which provide higher per-visit revenue, along with a declining home health business, which provides lower per-visit revenue.

One of the most significant trends in recent years has been the improvement in net inpatient revenue per admission. On a total-facility basis this statistic increased 11.8% and on a same-facility basis it increased by 12.9%, reflecting a shift in the Company’s business mix to the higher-acuity services mentioned above and continued strong reimbursement trends. Same-facility subacute patient days, which generate lower revenues, declined 1.7% during 2002 compared to 2001, while higher-revenue intensive care and cardiac care patient days rose 7.0%. Driven by reductions in Medicare payments under the Balanced Budget Act of 1997, the Company’s Medicare revenues declined steadily through the end of September 2000. As a result of the Balanced Budget Refinement Act, the Company began to receive improved Medicare payments on October 1, 2000. This trend continued with the implementation of the Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000, which became effective in April 2001.

The pricing environment for managed care and other nongovernment payors also has improved and the Company expects this trend will continue throughout the next fiscal year as it renegotiates and renews contracts with improved terms.

In fiscal 2000, the Company implemented a program designed to improve patient, physician and employee satisfaction by building a true customer-service culture. The program, which is called Target 100, consists of action teams in each hospital that address the concerns of patients, physicians and employees — the Company’s primary customers. The Company believes the recent improvement in volume trends is attributable, in part, to

TENET HEALTHCARE CORPORATION and Subsidiaries               13

the implementation of this new program. In addition, the Company is experiencing significant admissions growth in the 41-to-50 and 51-to-60 baby boomer age groups. As these baby boomers age, their demand for health care will continue to grow.

To address all the changes impacting the health care industry, while continuing to provide quality care to patients, the Company has implemented strategies to reduce inefficiencies, create synergies, obtain additional business and control costs. Such strategies have included acquisitions and the sales or closures of certain facilities, enhancement of integrated health care delivery systems, hospital cost-control programs and overhead-reduction plans. Further acquisitions and sales or closures of facilities and implementation of additional cost-control programs and other operating efficiencies may be undertaken in the future.

Net operating revenues from the Company’s other operations were $748 million in 2000, $511 million in 2001 and $425 million in 2002. The decreases are primarily the result of terminations and contract expirations of unprofitable physician practices and sales of facilities other than general hospitals.

Salaries and benefits expense as a percentage of net operating revenues was 39.5% in 2000, 38.8% in 2001 and 38.4% in 2002. The decreases have primarily resulted from continuing cost-control measures, improved labor productivity and the outsourcing of certain hospital services. In addition, these costs have not grown at the same rate as revenues from managed care and other nongovernment payors. This trend is expected to continue, despite the pressures created by the current nursing shortages throughout the country.

Supplies expense as a percentage of net operating revenues was 14.0% in 2000, 13.9% in 2001 and 14.1% in 2002. The Company controls supplies expense through improved utilization, by improving the supply chain process and by developing and expanding programs designed to improve the purchase of supplies through Broadlane, Inc., its majority-owned subsidiary that provides group-purchasing and other supplies-management services.

The provision for doubtful accounts as a percentage of net operating revenues was 7.5% in 2000, 7.0% in 2001 and 7.1% in 2002. The Company continues to focus on initiatives that have improved cash flow, including improving the process for collecting receivables, pursuing timely payments from all payors, standardizing and improving contract terms and billing systems and developing best practices in the patient admission and registration process. Accounts receivable days outstanding declined from 68.4 days at May 31, 2001 to 59.7 days at May 31, 2002.

Other operating expenses as a percentage of net operating revenues were 22.1% in 2000, 21.6% in 2001 and 20.3% in 2002. This decrease, despite significant increases in malpractice expense, is primarily because many of these expenses are fixed and, as a result, the percentage has declined with the increase in revenues over the prior years. Malpractice expense was $120 million in 2000, $144 million 2001 and $240 million in 2002. Due to unfavorable pricing and availability trends in the professional and general liability insurance markets and increases in the magnitude of claim settlements, malpractice expense has risen significantly. The Company expects this trend may continue unless meaningful tort reform legislation is enacted.

Depreciation and amortization expense was $533 million in 2000, $554 million in 2001 and $604 million in 2002. The increases were primarily due to increased capital expenditures, acquisitions and the opening of new hospitals in 2001 and 2002. Goodwill amortization in 2002 was approximately $101 million, or $0.17 per share after taxes. On June 1, 2002 the Company adopted new accounting standards for goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards No. 142. Accordingly, after May 31, 2002, goodwill will no longer be amortized but instead will be assessed for impairment at least annually. Additionally, this standard included a preadoption measure requiring the cessation of goodwill amortization for acquisitions consummated after June 30, 2001, the effect of which was not material.

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company has not yet completed its initial transitional tests for impairment of goodwill, but, in accordance with the new accounting standards, expects to have completed the evaluation by November 30, 2002. Any impairment loss recognized as a result of this transitional impairment test would be recorded, net of tax, as the effect of a change in accounting principle. Any future impairments to the carrying amount of goodwill would reduce operating income.

Impairment of long-lived assets and other unusual charges of $355 million, $143 million and $99 million were recorded in fiscal 2000, 2001 and 2002, respectively.

The Company begins its process of determining if its long-lived assets are impaired (other than those related to the elimination of duplicate facilities or excess capacity) by reviewing the three-year historical and one-year projected cash flows of each facility. Facilities whose cash flows are negative and/or trending significantly downward on this basis are selected for further impairment analysis. Future cash flows (undiscounted and without interest charges) for these selected facilities are estimated over the expected useful life of the facility, taking into account patient volumes, changes in payor mix, revenue and expense growth rates and reductions in Medicare reimbursement and other payor payment patterns, which assumptions vary by type of facility. Over the past several years these factors have caused significant declines in cash flows at certain facilities such that estimated future cash flows were deemed inadequate to recover the carrying values of the related long-lived assets. Continued deterioration of operating results for certain of the Company’s physician practices also led to impairment and restructuring charges. Impairment charges have resulted in subsequent minor reductions in depreciation and amortization expense.

In addition to striving to continually improve its portfolio of general hospitals through acquisitions, the Company divests, from time to time, hospitals that are not essential to its strategic objectives. For the most part, these facilities are not part of an integrated delivery system. The size and performance of these facilities vary, but on average they are smaller, with lower margins. Such divestitures allow the Company to streamline its organization by concentrating on markets where it already has a strong presence.

Over the past several years, the Company’s subsidiaries have employed or entered into at-risk management agreements with physicians. A significant percentage of these physician practices were acquired as part of large hospital acquisitions or through the formation of integrated health care delivery systems. Many of these physician practices, however, were not profitable. During the latter part of fiscal 1999, the Company undertook the process of evaluating its physician strategy and began to develop plans to divest, terminate or allow to expire a number of its existing unprofitable physician contracts. During fiscal 2000, Company management, with the authority to do so, authorized the termination, divesture or expiration of the contractual relationships with approximately 50% of its contracted physicians. The termination, divesture or expiration of additional unprofitable physician contracts similarly was authorized in fiscal 2001. As of May 31, 2002 the Company had exited most of the unprofitable contracts that management had authorized be terminated or allowed to expire. Substantially all such remaining unprofitable contracts will be terminated by July 31, 2002.

During the year ended May 31, 2002 the Company recorded impairment and other unusual charges of $99 million, primarily relating to the planned closure of two general hospitals and the sales of certain other health care businesses. The impairment and other unusual charges included the write-downs of $39 million for property and equipment, $13 million for goodwill and $24 million for other assets. The principal elements of the balance of the charges are $7 million in lease cancellation costs, $5 million in severance costs related to the termination of 691 employees, $2 million in legal costs and settlements and $9 million in other exit costs. The Company decided to close these hospitals because they were operating at a loss and were not essential to the Company’s strategic objectives.

TENET HEALTHCARE CORPORATION and Subsidiaries               15

The impairment and other unusual charges recorded in fiscal 2001 include $98 million related to the completion of the Company’s program to divest, terminate or allow to expire the unprofitable physician contracts mentioned above. That was the final charge for this program. Additional charges of $45 million were related to asset impairment write-downs for the closure of one hospital and certain other health care businesses. The total charge consists of $55 million in impairment write-downs of property, equipment and other assets to estimated fair values and $88 million for expected cash disbursements related to costs of terminating unprofitable physician contracts, severance costs, lease cancellation and other exit costs. The impairment charge consists of $29 million for the write-down of property and equipment and $26 million for the write-down of other assets. The principal elements of the balance of the charges are $56 million for the buyout of unprofitable physician contracts, $6 million in severance costs related to the termination of 322 employees, $3 million in lease cancellation costs and $23 million in other exit costs.

The charges recorded in fiscal 2000 include $177 million relating to the divestiture or termination of unprofitable physician contracts and $178 million relating to the closure or planned sale of five general hospitals and other property and equipment.

Costs remaining in accrued liabilities at May 31, 2002 for impairment and other unusual charges include $62 million for lease cancellations and exit costs, $9 million in severance costs, $8 million for unfavorable lease commitments and $6 million in estimated costs to buy out unprofitable physician contracts.

Interest expense, net of capitalized interest, was $479 million in 2000, $456 million in 2001 and $327 million in 2002. The decrease in 2001 is primarily due to a decrease in debt, partially offset by interest rate increases and capitalized interest during the year. The decrease in 2002 is due to the reduction of debt and lower interest rates. During 2001 and 2002 the Company refinanced most of its then-existing publicly traded debt with new publicly traded debt at lower rates, doubling the average maturity of such debt from five years to more than 10 years.

In connection with the refinancing of debt, the Company recorded extraordinary charges from early extinguishment of debt in the amounts of $35 million, net of the tax benefits of $21 million, in 2001 and $240 million, net of the tax benefits of $143 million, in 2002. Under the provisions of Statement of Financial Accounting Standards No. 145, issued by the Financial Accounting Standards Board in April 2002 and adopted by the Company as of June 1, 2002, these extraordinary charges will be reclassified in future periods on a pretax basis as part of income from continuing operations. The new standard generally eliminates the previous requirement to report gains or losses from early extinguishment of debt as extraordinary items in the income statement.

Investment earnings of $22 million in 2000, $37 million in 2001 and $32 million in 2002 were earned primarily from notes receivable and investments in debt and equity securities.

Minority interests in income of consolidated subsidiaries were $21 million in 2000, $14 million in 2001 and $38 million in 2002. These fluctuations are primarily related to the changes in profitability of certain of these majority-owned subsidiaries.

The $49 million net gains from sales of facilities and other long-term investments in 2000 comprises $50 million in gains on sales of 17 general hospitals, three long-term-care facilities and various other businesses, and $61 million in gains from sales of investments in Internet-related health care ventures, offset by $62 million in net losses from sales of other investments. The $28 million net gains in 2001 comprise gains from sales of investments in various health care ventures. There were no such gains or losses in fiscal 2002.

The Company’s tax rate in 2002 before the effect of impairment and other unusual charges was 41.3%. The Company expects this tax rate to be approximately 39.0% in fiscal 2003. This expected reduction is primarily related to the cessation of goodwill amortization discussed earlier herein.

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company regularly evaluates the accounting policies and estimates it uses to prepare its consolidated financial statements. In general, those estimates are based on historical experience and various assumptions that the Company believes to be reasonable under the particular facts and circumstances. Actual results may vary from those estimates.

Critical accounting policies in general are those that (1) involve significant judgments and uncertainties, (2) require estimates that are more difficult for management to determine and (3) have the potential to result in materially different results under different assumptions and conditions. The Company’s critical accounting policies are described below.

Revenue Recognition

Net operating revenues are recognized in the period services are performed and consist primarily of net patient service revenues that are recorded based on established billing rates less applicable estimated discounts for contractual allowances, principally for patients covered by Medicare, Medicaid and managed care and other health plans.

Percentages of consolidated net patient revenues for the Company’s domestic general hospitals for the past three years are shown in the table below:

PERCENTAGES OF CONSOLIDATED NET PATIENT REVENUES

	2000	2001	2002
Medicare	32.6%	30.8%	31.8%

Medicaid	8.3%	8.2%	8.6%

Managed care	40.7%	43.3%	43.9%

Indemnity and other	18.4%	17.7%	15.7%

The discounts for Medicare and Medicaid contractual allowances are based primarily on prospective payment systems. Discounts for retrospectively cost-based revenues, which were more prevalent in earlier periods, are estimated based on historical and current factors and are adjusted in future periods when settlements of filed cost reports are received. Final settlements under these programs are subject to adjustment based on administrative review and audit by third parties, which can take several years to resolve completely. Because the laws and regulations governing the Medicare and Medicaid programs are ever-changing and complex, the estimates recorded by the Company could change by material amounts. The Company records adjustments to its previously recorded contractual allowances in future periods as final settlements are determined. Adjustments related to final settlements increased revenues in each of the years ended May 31, 2000, 2001 and 2002 by $103 million, $4 million and $36 million, respectively.

Revenues under managed care health plans are based primarily on payment terms involving predetermined rates per diagnosis, per-diem rates, discounted fee-for-service rates and/or other similar contractual arrangements. These revenues also are subject to review and possible audit by the payors.

Management believes that adequate provision has been made for any adjustments that may result from final determination of amounts earned under all the above arrangements. There are no known material claims, disputes or unsettled matters with any payors that are not adequately provided for in the accompanying consolidated financial statements.

Accruals for General and Professional Liability Risks

For years, through May 31, 2002, the Company insured substantially all of its professional and comprehensive general liability risks in excess of self-insured retentions through a majority-owned insurance subsidiary under a mature claims-made policy with a 10-year discovery period. These self-insured retentions were $1 million per occurrence for

TENET HEALTHCARE CORPORATION and Subsidiaries               17

the three years ended May 31, 2002 and in prior years varied by hospital and by policy period from $500,000 to $5 million per occurrence. Risks in excess of $3 million per occurrence were, in turn, reinsured with major independent insurance companies. Effective June 1, 2002, the Company, along with another unrelated health care company, formed a new majority-owned insurance subsidiary. This subsidiary insures professional and general liability risks, in excess of a $2 million self-insured retention, under a first-year only claims-made policy, and, in turn, reinsures its risks in excess of $5 million per occurrence with major independent insurance companies. In addition to the reserves recorded by the above insurance subsidiaries, the Company maintains reserves based on actuarial estimates by an independent third party for the portion of its professional liability risks, including incurred but not reported claims, for which it does not have insurance coverage. Reserves for losses and related expenses are estimated using expected loss-reporting patterns and are discounted to their present value using a discount rate of 7.5%. There can be no assurance that the ultimate liability will not exceed such estimates. Adjustments to the reserves are included in results of operations in the periods when such amounts are determined. These costs are included in other operating expenses.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the asset, or related group of assets, may not be recoverable from estimated future cash flows. Measurement of the amount of the impairment, if any, may be based on independent appraisals, established market values of comparable assets or estimates of future discounted cash flows expected to result from the use and ultimate disposition of the asset. The estimates of these future cash flows are based on assumptions and projections believed by management to be reasonable and supportable. They require management’s subjective judgments and take into account assumptions about patient volumes, changes in payor mix, revenue and expense growth rates and changes in legislation and other payor payment patterns. These assumptions may vary by type of facility.

In general, long-lived assets to be disposed of are reported at the lower of their carrying amounts or fair values less costs to sell or close. In such circumstances, the company’s estimates of fair value are usually based on established market prices for comparable assets.

Accounting for Income Taxes

The Company accounts for income taxes under the asset and liability method. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Developing the Company’s provision for income taxes requires significant judgment and expertise in federal and state income tax laws, regulations and strategies, including the determination of deferred tax assets and liabilities and, if necessary, any valuation allowances that may be required for deferred tax assets. The Company has not recorded any valuation allowances as of May 31, 2002 because management believes that future taxable income will, more likely than not, be sufficient to realize the benefits of those assets as the temporary differences in basis reverse over time. The Company’s judgments and tax strategies are subject to audit by various taxing authorities. While the Company believes it has provided adequately for its income tax liabilities in its consolidated financial statements, adverse determinations by these taxing authorities could have a material adverse effect on the Company’s consolidated financial condition and results of operations.

Provisions for Doubtful Accounts

The Company provides for accounts receivable that could become uncollectible in the future by establishing an allowance to reduce the carrying value of such receivables to their estimated net realizable value. The Company estimates this allowance based on the aging of its accounts receivable and its historical collection experience by hospital and for each type of payor.

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

The Company’s liquidity for the year ended May 31, 2002 was derived principally from net cash provided by operating activities, proceeds from sales of senior notes and borrowings under its unsecured revolving credit agreement. The revolving credit agreement allows the Company to borrow, repay and reborrow up to $500 million prior to March 1, 2003 and $1.5 billion prior to March 1, 2006.

Net cash provided by operating activities for the years ended May 31, 2000, 2001 and 2002 was $979 million, $1.9 billion and $2.4 billion, respectively, before net expenditures for discontinued operations, impairment and other unusual charges of $110 million in 2000, $129 million in 2001 and $77 million in 2002.

On March 1, 2001, the Company entered into a new senior unsecured $500 million 364-day credit agreement and a new senior unsecured $1.5 billion five-year revolving credit agreement (together, the “credit agreement”). The credit agreement replaced the Company’s $2.8 billion five-year revolving bank credit agreement that would have expired on January 31, 2002. It extended the Company’s maturities, offered efficient pricing tied to quantifiable credit measures and has more flexible covenants than the previous credit agreement. On February 28, 2002, the Company renewed the 364-day agreement for another 364 days.

Management believes that future cash provided by operating activities, the availability of credit under the Company’s credit agreement and, depending on capital market conditions, other borrowings and/or the sale of equity securities should be adequate to meet known debt-service requirements and to finance planned capital expenditures, acquisitions and other presently known operating needs for the next three years.

Proceeds from borrowings under the credit agreements amounted to $1.3 billion in 2000, $992 million in 2001 and $4.4 billion in 2002. Loan repayments under the credit agreements were $2.0 billion in 2000, $2.4 billion in 2001 and $3.5 billion in 2002.

Cash proceeds from the sale of new senior notes in the years ended May 31, 2001 and 2002 were $395 million and $2.5 billion, respectively.

During the years ended May 31, 2001 and 2002, the Company expended $556 million and $4.1 billion, respectively, to purchase $514 million and $3.7 billion principal amounts, respectively, of its senior and senior subordinated notes. In connection with the repurchase of this debt and the refinancing of the Company’s $2.8 billion bank credit agreement, the Company recorded extraordinary charges from early extinguishment of debt in the amount of $35 million, net of the tax benefits of $21 million in 2001, and $240 million, net of the tax benefits of $143 million in 2002.

On June 20, 2002, the Company announced that it would redeem at par the $282 million balance of its 6% Exchangeable Subordinated Notes due 2005 with a portion of the proceeds from the issuance of new 5% Senior Notes on June 25, 2002. The proceeds of the new notes were approximately $392 million. The balance of the proceeds were used to retire existing bank loans.

During fiscal 2000, 2001 and 2002, the Company received net proceeds from the sales of facilities, long-term investments and other assets of $764 million, $132 million and $28 million, respectively.

Capital expenditures were $619 million in fiscal 2000, $601 million in 2001 and $889 million in 2002. The Company expects to spend approximately $1 billion in fiscal 2003 for capital expenditures, before any significant acquisitions of facilities or other health care operations. Such capital expenditures relate primarily to the development of integrated health care delivery systems in selected geographic areas, design and construction of new buildings, expansion and renovation of existing facilities, equipment and information systems additions and replacements, enhancement of core services and the introduction of new medical technologies.

TENET HEALTHCARE CORPORATION and Subsidiaries               19

During fiscal 2000, 2001 and 2002, the Company spent $38 million, $29 million and $324 million, respectively, for purchases of new businesses, net of cash acquired.

The Company’s strategy includes the prudent development of integrated health care delivery systems, including the possible acquisition of general hospitals and related health care businesses or joining with others to develop integrated health care delivery networks. These strategies may be financed by net cash provided by operating activities, the availability of credit under the credit agreement, sale of assets, and, depending on capital market conditions, the sale of additional debt or equity securities or additional bank borrowings. The Company’s unused borrowing capacity under its credit agreement was $931 million at May 31, 2002.

With the retirement or substantial retirement of eight issues of senior notes and senior subordinated notes since May 31, 2001, together with amendments to the loan covenants, the Company has eliminated substantially all of the restrictive covenants associated with debt issued when the Company was considered a “high yield” issuer. During fiscal 2002 the Company’s senior notes and senior subordinated notes were upgraded to investment grade. The Company’s credit agreement and the indentures governing the Company’s senior notes and senior subordinated notes, contain affirmative, negative and financial covenants which have, among other requirements, limitations on (i) liens, (ii) consolidations, mergers or the sale of all or substantially all assets unless no default exists and, in the case of a consolidation or merger, the surviving entity assumes all of the Company’s obligations under the credit agreement, and (iii) subsidiary debt. The covenants also provide that the Company may declare and pay a dividend and purchase its common stock so long as no default exists and the Company’s leverage ratio (the ratio of the Company’s consolidated total debt to consolidated EBITDA (earnings before interest, taxes, depreciation and amortization)) is less than 3.0 to 1. The Company’s leverage ratio was significantly less than 3.0 to 1 at May 31, 2002. The credit agreement covenants also require that the Company’s leverage ratio not exceed 3.5 to 1 and that the Company maintain specified levels of net worth and fixed-charge coverages. The Company is in compliance with all of its loan covenants.

In July 2001 and February 2002, the Board of Directors authorized the Company to repurchase an aggregate of up to 30 million shares of the Company’s common stock to offset the dilutive effect of employee stock option exercises. On July 24, 2002, the Board authorized the repurchase of up to an additional 20 million shares not only to offset the dilutive effect of anticipated employee stock option exercises but also to enable the Company to take advantage of opportunistic market conditions. With the authorization, the Company may, from time to time as market conditions warrant, repurchase shares either on the open market or through other means, including the use of forward purchase agreements. During the year ended May 31, 2002, the Company purchased 18,180,750 shares of its common stock for $715 million at an average cost of $39.35. The Company also established forward purchase agreements with two unaffiliated counterparties for the purchase of another $182 million of stock (4.46 million shares at an average cost of $40.74 per share). The Company expects to settle those agreements within the next year. The

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Company, at its option, may settle those forward purchase agreements through full-physical, net-share or net-cash settlements.

Subsequent to May 31, 2002, the Company purchased 901,700 shares of common stock for approximately $40 million at an average cost of $44.48 and entered into additional forward purchase agreements, on the same terms as those discussed above, for the purchase of $75 million of common stock (1.6 million shares at an average cost of $46.29 per share).

The Company’s obligations to make future cash payments under contracts, such as debt and lease agreements, are summarized in the tables below, as of May 31, 2002:

Dollars in Millions
CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

	Total	2003	2004	2005	2006	2007	Later Years
Long-term debt	$4,036	$ 95	$ 21	$ 28	$1,261	$554	$2,077

Capital lease obligations	49	4	3	13	2	2	25

Long-term operating leases	837	192	161	100	81	71	232

Standby letters of credit
and guarantees	118	42	6	4	5	61	—

Total	$5,040	$333	$191	$145	$1,349	$688	$2,334

MARKET RISK ASSOCIATED
WITH FINANCIAL INSTRUMENTS

The table below presents information about certain of the Company’s market-sensitive financial instruments as of May 31, 2002. The fair values were determined based on quoted market prices for the same or similar instruments. The Company is exposed to interest rate changes on its variable rate long-term debt. A 1% change in interest rates on that debt would have resulted in changes in net income of approximately $5 million in 2002.

The Company does not hold or issue derivative instruments for trading purposes and is not a party to any instruments with leverage or prepayment features.

Dollars in Millions
FINANCIAL INSTRUMENTS
				Maturity Date, Year Ending May 31
	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
Fixed-rate long-term debt	$ 99	$ 24	$ 41	$ 288	$ 556	$ 2,102	$ 3,110	$3,097

Average interest rates	10.0%	9.6%	9.8%	6.1%	5.4%	6.6%	6.6%	—

Variable-rate long-term debt	—	—	—	$ 975		—	$ 975	$ 975

Average interest rates	—	—	—	3.5%		—	3.5%	—

TENET HEALTHCARE CORPORATION and Subsidiaries 21

At May 31, 2002, the Company’s principal long-term, market-sensitive investments consisted of 8,301,067 shares of Ventas, Inc., with a market value of $109 million and an independently managed investment portfolio of debt securities with a market value of $69 million. The investment portfolio of debt securities consisted of investments in U.S. Treasury Bills and notes with the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association, with an average maturity of 180 days. The Company’s market risk associated with its investments in debt securities classified as a current asset is substantially mitigated by the frequent turnover of the portfolio.

The Company has no affiliation with partnerships, trusts or other entities (sometimes referred to as special purpose entities) whose purpose is to facilitate off-balance sheet financial transactions or similar arrangements. Thus, the Company has no exposure to the financing, liquidity, market or credit risks associated with such entities.

BUSINESS OUTLOOK

For many years, significant unused capacity at U.S. hospitals, payor-required preadmission authorization and payor pressure to maximize outpatient and alternative health care delivery services for less acutely ill patients created an environment where hospital admissions and length of stay declined significantly. More recently, admissions have begun to increase as the baby boomer generation enters the stage of life where hospital utilization increases. Admissions to Tenet hospitals during fiscal 2001 and 2002 increased the most in those baby boomer age groups — 41-to-50 and 51-to-60. The Company anticipates a long period of increasing demand for hospital services as this population group continues to age.

Simultaneously, the Company has experienced three successive years of significant increases in same-facility inpatient revenue per admission. Given the current outlook for government reimbursement rates and managed care contracting rates, combined with the strong competitive positioning of the Company’s integrated health care delivery systems and its emphasis in growing high-acuity services, the Company expects continued increases in same-facility inpatient revenue per admission.

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

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report, including, without limitation, statements containing the words believes, anticipates, expects, will, may, might, should, surmises, estimates, intends, appears and words of similar import, and statements regarding the Company’s business strategy and plans, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and involve known and unknown risks, uncertainties and other factors, many of which the Company is unable to predict or control, that may cause the Company’s or the health care industry’s actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and regionally; industry capacity; demographic changes; changes in, or the failure to comply with, laws and governmental regulations; the ability to enter into managed care provider arrangements on acceptable terms; changes in Medicare and Medicaid payments or reimbursement, including those resulting from a shift from traditional reimbursement to managed care plans; liability and other claims asserted against the Company; competition, including the Company’s failure to attract patients to its hospitals; the loss of any significant customers; technological and pharmaceutical improvements that increase the cost of providing, or reduce the demand for, health care; a shortage of raw materials; a breakdown in the distribution process or other factors that may increase the Company’s cost of supplies; changes in business strategy or development plans; the ability to attract and retain qualified personnel, including physicians, nurses and other health care professionals, including the impact on the Company’s labor expenses resulting from a shortage of nurses and/or other health care professionals; the significant indebtedness of the Company; the availability of professional liability insurance coverage at current levels; the availability of suitable acquisition opportunities and the length of time it takes to accomplish acquisitions; the Company’s ability to integrate new businesses with its existing operations; and the availability and terms of capital to fund the expansion of the Company’s business, including the acquisition of additional facilities; and other factors referenced in this Annual Report and the Company’s annual report on Form 10-K. Given these uncertainties, investors and prospective investors are cautioned not to rely on such forward-looking statements. The Company disclaims any obligation, and makes no promise, to update any such factors or forward-looking statements or to publicly announce the results of any revisions to any such factors or forward-looking statements, whether as a result of changes in underlying factors, to reflect new information, as a result of the occurrence of events or developments or otherwise.

TENET HEALTHCARE CORPORATION and Subsidiaries               23

REPORT OF MANAGEMENT

To Our Shareholders:

The management of Tenet Healthcare Corporation (“Tenet”) is responsible for the preparation, integrity and objectivity of the consolidated financial statements of the Company and its subsidiaries and all other information in this Annual Report to Shareholders. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and, accordingly, include certain amounts that are based on management’s informed judgment and best estimates.

The Company maintains a comprehensive system of internal accounting controls to assist management in fulfilling its responsibility for financial reporting. These controls are supported by the careful selection and training of qualified personnel and an appropriate division of responsibilities. Management believes that these controls provide reasonable assurance that assets are safeguarded from loss or unauthorized use and that the Company’s financial records are a reliable basis for preparing the consolidated financial statements.

The Audit Committee of the Board of Directors (the “Board”), comprised solely of directors who are neither current nor former officers or employees of the Company and who the Board has determined are “independent” as that term is defined by the New York Stock Exchange, meets regularly with Tenet’s management, internal auditors and independent certified public accountants to review matters relating to financial reporting (including the quality of accounting principles), internal accounting controls and auditing. The independent accountants and the internal auditors have direct and confidential access to the Audit Committee at all times to discuss the results of their audits.

The Company’s independent certified public accountants, selected and engaged by the Audit Committee of the Board, perform an annual audit of the consolidated financial statements of the Company in accordance with auditing standards generally accepted in the United States of America. These standards require a review of the system of internal controls and tests of transactions to the extent deemed necessary by the independent certified public accountants for purposes of supporting their opinion as set forth in their independent auditors’ report. Their report expresses an independent opinion on the fairness of presentation of the consolidated financial statements.

David L. Dennis
Office of the President,
Chief Corporate Officer and Chief Financial Officer, Vice Chairman

Raymond L. Mathiasen
Executive Vice President and Chief Accounting Officer

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders
TENET HEALTHCARE CORPORATION:

We have audited the accompanying consolidated balance sheets of Tenet Healthcare Corporation and subsidiaries as of May 31, 2001 and 2002, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended May 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tenet Healthcare Corporation and subsidiaries as of May 31, 2001 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended May 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 16 to the consolidated financial statements, effective June 1, 1999, the Company changed its method of accounting for start-up costs.

Los Angeles, California
July 10, 2002, except as to the first and last paragraphs of
Note 5, which are as of July 24, 2002

TENET HEALTHCARE CORPORATION and Subsidiaries               25

CONSOLIDATED FINANCIAL STATEMENTS

Dollars in Millions
CONSOLIDATED BALANCE SHEETS		May 31
ASSETS	2001	2002
Current Assets:

Cash and cash equivalents	$ 62	$ 38

Investments in debt securities	104	100

Accounts receivable, less allowances for doubtful accounts
($333 in 2001 and $315 in 2002)	2,386	2,425

Inventories of supplies, at cost	214	231

Deferred income taxes	155	199

Other current assets	305	401

Total current assets	3,226	3,394

Investments and other assets	395	363

Property and equipment, net	5,976	6,585

Costs in excess of net assets acquired, less accumulated amortization
($516 in 2001 and $610 in 2002)	3,265	3,289

Other intangible assets, at cost, less accumulated amortization
($90 in 2001 and $107 in 2002)	133	183

	$ 12,995	13,814

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:

Current portion of long-term debt	$ 25	$ 99

Accounts payable	775	968

Employee compensation and benefits	476	591

Accrued interest payable	132	59

Other current liabilities	758	867

Total current liabilities	2,166	2,584

Long-term debt, net of current portion	4,202	3,919

Other long-term liabilities and minority interests	994	1,003

Deferred income taxes	554	689

Commitments and contingencies

Shareholders’ Equity:
Common stock, $0.05 par value; authorized 1,050,000,000 shares;
493,833,000 shares issued at May 31, 2001
and 512,354,001 shares issued at May 31, 2002	25	26

Additional paid-in capital	2,898	3,367

Accumulated other comprehensive loss	(44)	(44)

Retained earnings	2,270	3,055

Less common stock in treasury, at cost, 5,632,062 shares at
May 31, 2001 and 23,812,812 shares at 2002	(70)	(785)

Total shareholders’ equity	5,079	5,619

	$ 12,995	$ 13,814

See accompanying NOTES TO CONSOLIDATED FINANCIAL STATEMENTS. 26

Dollars in Millions, Except Per Share Amounts
CONSOLIDATED STATEMENTS OF INCOME		Years Ended May 31
	2000	2001	2002
Net operating revenues	$ 11,414	$ 12,053	$ 13,913

Operating Expenses:

Salaries and benefits	4,508	4,680	5,346

Supplies	1,595	1,677	1,960

Provision for doubtful accounts	851	849	986

Other operating expenses	2,525	2,603	2,824

Depreciation	411	428	472

Amortization	122	126	132

Impairment and other unusual charges	355	143	99

Operating income	1,047	1,547	2,094

Interest expense	(479)	(456)	(327)

Investment earnings	22	37	32

Minority interests in income of consolidated subsidiaries	(21)	(14)	(38)

Net gains on sales of facilities and long-term investments	49	28	—

Income from continuing operations before income taxes	618	1,142	1,761

Income taxes	(278)	(464)	(736)

Income from continuing operations, before discontinued operations, extraordinary charge and cumulative effect of accounting change	340	678	1,025

Discontinued operations, net of taxes	(19)	—	—

Extraordinary charge from early extinguishment of
debt, net of taxes	—	(35)	(240)

Cumulative effect of accounting change, net of taxes	(19)	—	—

Net income	$ 302	$ 643	$ 785

EARNINGS (LOSS) PER COMMON AND COMMON EQUIVALENT SHARE:
Basic:

Continuing operations	$ 0.73	$ 1.41	$ 2.09

Discontinued operations	(0.04)	—	—

Extraordinary charge	—	(0.07)	(0.49)

Cumulative effect of accounting change	(0.04)	—	—

	$ 0.65	$ 1.34	$ 1.60

Diluted:

Continuing operations	$ 0.72	$ 1.39	$ 2.04

Discontinued operations	(0.04)	—	—

Extraordinary charge	—	(0.08)	(0.48)

Cumulative effect of accounting change	(0.04)	—	—

	$ 0.64	$ 1.31	$ 1.56

WEIGHTED SHARES AND DILUTIVE SECURITIES OUTSTANDING (IN THOUSANDS):

Basic	467,970	479,621	489,717

Diluted	472,377	490,728	502,899

See accompanying NOTES TO CONSOLIDATED FINANCIAL STATEMENTS. TENET HEALTHCARE CORPORATION and Subsidiaries 27

Dollars in Millions
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME		Years Ended May 31
	2000	2001	2002
Net Income	$ 302	$ 643	$ 785

Other Comprehensive Income (Loss):

Unrealized gains (losses) on securities held as available for sale:

Unrealized net holding gains (losses) arising during period	(142)	80	31

Less: reclassification adjustment for (gains) losses
included in net income	(92)	(39)	1

Foreign currency translation adjustments	(1)	(3)	(4)

Losses on derivative instruments designated
and qualifying as cash flow hedges	—	—	(28)

Other comprehensive income (loss), before income taxes	(235)	38	—

Income tax benefit (expense) related to items of
other comprehensive income	88	(12)	—

Other comprehensive income (loss)	(147)	26	—

Comprehensive income	$ 155	$ 669	$ 785

See accompanying Notes to Consolidated Financial Statements.

Dollars in Millions, Share Amounts in Thousands
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Outstanding Shares	Issued Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock
Balances, May 31, 1999	466,536	$24	$2,510	$ 77	$ 1,329	$(70)

Net income					302

Other comprehensive loss				(147)

Issuance of common stock	1,833		20

Stock options exercised	1,821		25

Redemption of shareholder rights					(4)

Balances, May 31, 2000	470,190	24	2,555	(70)	1,627	(70)

Net income					643

Other comprehensive income				26

Issuance of common stock	840	1	15

Stock options exercised	17,171		328

Balances, May 31, 2001	488,201	25	2,898	(44)	2,270	(70)

Net income					785

Other comprehensive income				—

Issuance of common stock	692		21

Stock options exercised	17,829	1	448

Shares repurchased	(18,181)					(715)

Balances, May 31, 2002	488,541	$26	$3,367	$(44)	$ 3,055	$(785)

See accompanying NOTES TO CONSOLIDATED FINANCIAL STATEMENTS. 28

CONSOLIDATED FINANCIAL STATEMENTS

Dollars in Millions
CONSOLIDATED STATEMENTS OF CASH FLOWS		Years Ended May 31
	2000	2001	2002
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ 302	$ 643	$ 785

Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:

Depreciation and amortization	533	554	604

Provision for doubtful accounts	851	849	986

Impairment and other unusual charges	355	143	99

Income tax benefit related to stock options	3	74	176

Deferred income taxes	2	48	90

Net gain on sales of facilities and long-term investments	(49)	(28)	—

Discontinued operations	19	—	—

Extraordinary charge from early extinguishment of debt	—	35	240

Cumulative effect of accounting change	19	—	—

Other items	30	27	46

Increases (Decreases) in Cash from Changes in Operating Assets and Liabilities, Net of Effects from Purchases of New Businesses and Sales of Facilities:

Accounts receivable	(1,139)	(735)	(1,075)

Inventories and other current assets	51	45	(104)

Accounts payable, accrued expenses and other current liabilities	(15)	312	526

Other long-term liabilities and minority interests	17	(20)	19

Net expenditures for discontinued operations, impairment and other unusual charges	(110)	(129)	(77)

Net cash provided by operating activities	869	1,818	2,315

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchases of property and equipment	(619)	(601)	(889)

Purchases of new businesses, net of cash acquired	(38)	(29)	(324)

Proceeds from sales of facilities, long-term investments and other assets	764	132	28

Other items, including expenditures related to prior-year purchases of new businesses	(143)	(76)	(42)

Net cash used in investing activities	(36)	(574)	(1,227)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from borrowings	1,298	992	4,394

Sales of senior notes	—	395	2,541

Repayments of borrowings	(2,085)	(2,389)	(3,513)

Repurchases of senior and senior subordinated notes	—	(556)	(4,063)

Proceeds from exercises of stock options	25	254	273

Purchases of treasury stock	—	—	(715)

Proceeds from sales of common stock	20	15	21

Other items	15	(28)	(50)

Net cash used in financing activities	(727)	(1,317)	(1,112)

Net increase (decrease) in cash and cash equivalents	106	(73)	(24)

Cash and cash equivalents at beginning of year	29	135	62

Cash and cash equivalents at end of year	$ 135	$ 62	$ 38

See accompanying NOTES TO CONSOLIDATED FINANCIAL STATEMENTS. TENET HEALTHCARE CORPORATION and Subsidiaries 29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1

BASIS OF PRESENTATION

The accounting and reporting policies of Tenet Healthcare Corporation (together with its subsidiaries, “Tenet” or the “Company”) conform to accounting principles generally accepted in the United States of America and prevailing practices for investor-owned entities within the health care industry. The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2

SIGNIFICANT ACCOUNTING POLICIES

A. The Company

Tenet is an investor-owned health care services company whose subsidiaries and affiliates (collectively, “subsidiaries”) own or operate general hospitals and related health care facilities and hold investments in other companies, including health care companies. At May 31, 2002, the Company’s subsidiaries operated 116 domestic general hospitals serving urban and rural communities in 17 states, with a total of 28,667 licensed beds. The Company’s subsidiaries also own or operate a small number of rehabilitation hospitals, specialty hospitals, long-term-care facilities, a psychiatric facility and medical office buildings all located on the same campus as, or nearby, the Company’s general hospitals, a general hospital and related health care facilities in Barcelona, Spain, physician practices and various other ancillary health care businesses, including outpatient surgery centers, home health care agencies, occupational and rural health care clinics and health maintenance organizations.

At May 31, 2002, the Company’s largest concentrations of hospital beds were in California with 29.7%, Florida with 16.3% and Texas with 12.2%. The concentration of hospital beds in these three states increases the risk that any adverse economic, regulatory or other developments that may occur in such states may adversely affect the Company’s results of operations or financial position.

The Company is also subject to changes in government legislation that could impact Medicare and Medicaid payment levels and to increased levels of managed care penetration and changes in payor patterns that may impact the level and timing of payments for services rendered.

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

C. Net Operating Revenues

Net operating revenues are recognized in the period when services are performed and consist primarily of net patient service revenues that are recorded based on established billing rates less estimated discounts for contractual allowances principally for patients covered by Medicare, Medicaid and managed care and other health plans.

Percentages of consolidated net patient revenues for the Company’s domestic general hospitals for the past three years are shown in the table below:

PERCENTAGES OF CONSOLIDATED NET PATIENT REVENUES

	2000	2001	2002
Medicare	32.6%	30.8%	31.8%

Medicaid	8.3%	8.2%	8.6%

Managed care	40.7%	43.3%	43.9%

Indemnity and other	18.4%	17.7%	15.7%

The discounts for Medicare and Medicaid contractual allowances are based primarily on prospective payment systems. Discounts for retrospectively cost-based revenues, which were more prevalent in earlier periods, are estimated based on historical and current factors and are adjusted in future periods when settlements of filed cost reports are received. Final settlements under these programs are subject to adjustment based on administrative review and audit by third parties, which can take several years to resolve completely. Because the laws and regulations governing the Medicare and Medicaid programs are ever-changing and complex, the estimates recorded by the Company could change by material amounts. The Company records adjustments to its previously recorded contractual allowances in future periods as final settlements are determined. Adjustments related to final settlements increased revenues in each of the years ended May 31, 2000, 2001 and 2002 by $103 million, $4 million and $36 million, respectively.

Revenues under managed care health plans are based primarily on payment terms involving predetermined rates per diagnosis, per-diem rates, discounted fee-for-service rates and other similar contractual arrangements. These revenues also are subject to review and possible audit by the payors.

Management believes that adequate provision has been made for any adjustments that may result from final determination of amounts earned under all the above arrangements. There are no known material claims, disputes or unsettled matters with any payors that are not adequately provided for in the accompanying consolidated financial statements.

The Company provides care, without charge or at amounts substantially less than its established rates, to patients who meet certain financial or economic criteria. Because the Company does not pursue collection of amounts determined to qualify as charity care, they are not reported in net operating revenues or in operating expenses.

D. Cash Equivalents

The Company treats highly liquid investments with original maturities of three months or less as cash equivalents.

E. Investments in Debt and Equity Securities

Investments in debt and equity securities are classified as either available-for-sale, held-to-maturity or as part of a trading portfolio. At May 31, 2001 and 2002, the Company had no significant investments in securities classified as either held-to-maturity or trading. Securities classified as available-for-sale are carried at fair value if unrestricted. Their unrealized gains and losses, net of tax, are reported as accumulated other comprehensive income (loss). Realized gains or losses are included in net income on the specific identification method.

F. Provision for Doubtful Accounts

The Company provides for accounts receivable that could become uncollectible in the future by establishing an allowance to reduce the carrying value of such receivables to their estimated net realizable value. The Company estimates this allowance based on the aging of its accounts receivable and its historical collection experience by hospital and for each type of payor.

TENET HEALTHCARE CORPORATION and Subsidiaries               31

G. Long-Lived Assets

The Company uses the straight-line method of depreciation for buildings, building improvements and equipment over estimated useful lives of 25 to 50 years for buildings and improvements; and three to 15 years for equipment. Capital leases are recorded at the beginning of the lease term as assets and liabilities at the lower of the present value of the minimum lease payments or the fair value of the assets. Such assets, including improvements, are amortized over the shorter of the lease term or estimated useful life. The Company capitalizes interest costs related to construction projects. Capitalized interest was $29 million in 2000, $8 million in 2001 and $9 million in 2002.

Prior to June 1, 2002, except for acquisitions consumated after June 30, 2001, costs in excess of the fair value of the net assets of purchased businesses (goodwill) generally were amortized on a straight-line basis, primarily over 40 years. On June 1, 2002 the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). Under this new accounting standard, all goodwill will no longer be amortized, but will be subject to impairment tests at least annually. As a preadoption measure, this standard also required the cessation of goodwill amortization for acquisitions consummated after June 30, 2001, the effect of which was not material.

The Company evaluates its long-lived assets to be held and used for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the asset, or related group of assets, may not be recoverable from estimated future cash flows. Measurement of the amount of the impairment, if any, may be based on independent appraisals, established market values of comparable assets or estimates of future discounted cash flows expected to result from the use and ultimate disposition of the asset. The estimates of these future cash flows are based on assumptions and projections believed by management to be reasonable and supportable. They require management’s subjective judgments and take into account assumptions about patient volumes, changes in payor mix, revenue and expense growth rates and changes in legislation and other payor payment patterns. These assumptions vary by type of facility.

In general, long-lived assets to be disposed of are reported at the lower of their carrying amounts or fair values less costs to sell or close. In such circumstances, the company’s estimates of fair value are usually based on established market prices for comparable assets.

H. Accrual for General and Professional Liability Risks

The Company maintains reserves based on actuarial estimates by an independent third party for the portion of its professional liability risks, including incurred but not reported claims, for which it does not have insurance coverage. Reserves for losses and related expenses are estimated using expected loss-reporting patterns and are discounted to their present value using a discount rate of 7.5%. There can be no assurance that the ultimate liability will not exceed such estimates. Adjustments to the reserves are included in results of operations in the periods when such amounts are determined.

I. Income Taxes

The Company accounts for income taxes under the asset and liability method. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Developing the Company’s provision for income taxes requires significant judgment and expertise in federal and state income tax laws, regulations and strategies, including the determination of deferred tax assets and liabilities and, if necessary, any valuation allowances that may be required for deferred tax assets. The Company has not recorded any valuation allowances as of May 31, 2002 because management believes that future taxable income will, more likely than not, be sufficient to realize the benefits of those assets as the temporary differences in basis reverse over time. The Company’s judgments and tax strategies are subject to audit by various taxing authorities.

NOTES TO CONSOLIDATE FINANCIAL STATEMENTS

While the Company believes it has provided adequately for its income tax liabilities in its consolidated financial statements, adverse determinations by these taxing authorities could have a material adverse effect on the Company’s consolidated financial position and results of operations.

J. Stock Options

The Company has stock-based compensation plans and applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for stock options granted to employees or directors under the plans because the exercise prices for options granted were equal to the quoted market prices on the option grant dates.

K. Segment Reporting

The Company and its subsidiaries operate in one line of business: the provision of health care through general hospitals and related health care facilities. The Company’s domestic general hospitals (which generated 93.4%, 95.8% and 96.9% of the Company’s net operating revenues in fiscal years 2000, 2001 and 2002, respectively) and the Company’s other health care related facilities are organized generally into three operating segments or divisions. These divisions’ economic characteristics, the nature of their operations, the regulatory environment in which they operate and the manner in which they are managed all are similar. The components of these divisions share certain resources and they benefit from many common clinical and management practices. Accordingly, the Company aggregates these divisions into a single reportable operating segment, as that term is defined by Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information.”

Note 3

ACQUISITIONS AND DISPOSALS OF FACILITIES

During the past three fiscal years the Company’s subsidiaries have acquired eight general hospitals and certain other health care entities, as shown in the table below:

Dollars in Millions
ACQUISITIONS
	2000	2001	2002
Number of hospitals	1	2	5

Number of licensed beds	230	417	1,528

Purchase price information:

Fair value of assets acquired	$ 55	$ 27	$ 370

Liabilities assumed	(20)	(7)	(53)

Net assets acquired	35	20	317

Other health care entities	3	9	7

Net cash paid	$ 38	$ 29	$ 324

TENET HEALTHCARE CORPORATION and Subsidiaries 33

Costs in excess of the fair value of identifiable net assets acquired (goodwill) were $28 million, $8 million and $128 million in the years ended May 31, 2000, 2001 and 2002, respectively. All of the goodwill related to those acquisitions is expected to be fully deductible for income tax purposes.

In addition to striving to continually improve its portfolio of general hospitals through acquisitions, from time to time the Company divests hospitals that are not essential to its strategic objectives. For the most part, these facilities are not part of an integrated delivery system. The size and performance of these facilities vary, but on average they are smaller, with lower margins. Such divestitures allow the Company to streamline its organization by concentrating on, or strengthening, the integrated health care delivery systems in geographic areas where it already has a strong presence.

During the year ended May 31, 2000, the Company sold 17 general hospitals, closed three general hospitals and terminated the lease on one general hospital. The Company also sold three long-term-care facilities. The net gain on the sales of these facilities in 2000 was $50 million. During the year ended May 31, 2001 the Company sold one general hospital and three long-term-care facilities, closed one long-term-care facility and combined the operations of one rehabilitation hospital with the operations of a general hospital. During the year ended May 31, 2002, the Company sold one general hospital and three long-term-care facilities. The results of operations of the sold or closed businesses were not significant.

In addition, during the year ended May 31, 2000, the Company recorded $61 million in gains from sales of investments in Internet-related health care ventures, offset by $62 million in net losses from sales of other investments. During the year ended May 31, 2001, the Company recorded $28 million in net gains from sales of investments in health care ventures. There were no such gains or losses in the year ended May 31, 2002.

Note 4

IMPAIRMENT AND OTHER UNUSUAL CHARGES

2002

In the second quarter of the year ended May 31, 2002 the Company recorded impairment and other unusual charges of $99 million primarily relating to the planned closure of two general hospitals and the sales of certain other health care businesses. The total charge consists of:

Dollars in Millions
IMPAIRMENT AND OTHER UNUSUAL CHARGES
Impairment write-downs of property, equipment
and other assets to estimated fair value	$76

Expected cash disbursements related to lease
cancellation costs, severance costs and other exit costs	23

$99

The impairment charge consists of write-downs of $39 million for property and equipment, $13 million for goodwill and $24 million for other assets. The principal elements of the balance of the charges are $7 million in lease cancellation costs, $5 million in severance costs related to the termination of 691 employees, $2 million in legal costs and settlements and $9 million in other exit costs. The Company decided to close these hospitals because they were operating at a loss, which was not significant, and were not essential to the Company’s strategic objectives. One of these hospitals has been closed and the Company has reached a tentative agreement to sell the other hospital.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2001 In the fourth quarter of the year ended May 31, 2001, the Company recorded impairment and other unusual charges of $143 million relating to:

Dollars in Millions
IMPAIRMENT AND OTHER UNUSUAL CHARGES
The completion of the Company’s program to
terminate or buy out certain employment and
management contracts with approximately
248 physicians over the next 18 months	$ 98

Impairment of the carrying values of property and
equipment and other assets in connection with the closure
of one hospital and certain other health care businesses	45

$143

The total charge consists of $55 million in impairment write-downs of property, equipment and other assets to estimated fair values and $88 million for expected cash disbursements related to costs of terminating unprofitable physician contracts, severance costs, lease cancellation and other exit costs. The impairment charge consists of write-downs of $29 million for property and equipment and $26 million for the other assets. The principal elements of the balance of the charges are $56 million for the buyout of unprofitable physician contracts, $6 million in severance costs related to the termination of 322 employees, $3 million in lease cancellation costs, and $23 million in other exit costs.

The Company decided to terminate or buy out the physician contracts because they were not profitable. During the latter part of fiscal 1999, the Company undertook the process of evaluating its physician strategy and began to develop plans to either terminate or allow a significant number of its existing unprofitable contracts with physicians to expire. During fiscal 2000, Company management, with the authority to do so, authorized the termination of approximately 50% of its unprofitable physician contracts. The termination of additional physician contracts that were not profitable was similarly authorized in fiscal 2001. As of May 31, 2002, the Company had exited most of the unprofitable contracts that management had authorized to be terminated or allowed to expire. Substantially all such remaining contracts will be terminated by July 31, 2002. The physicians, employees and property owners/lessors affected by this decision were duly notified, prior to the Company’s respective fiscal year-ends.

2000

In the third and fourth quarters of the year ended May 31, 2000, the Company recorded impairment and other unusual charges of $355 million relating to:

Dollars in Millions
IMPAIRMENT AND OTHER UNUSUAL CHARGES
The Company’s plan to terminate or buy out certain
employment and management contracts with
approximately 440 physicians over the next 15 months	$177

The closure or sale of five general hospitals
and other property and equipment	178

$355

The charges consisted of $244 million in impairment write-downs of property, equipment and other assets to the lower of carrying values or estimated fair values and $111 million for expected cash expenditures for lease cancellation and other exit costs, the estimated and actual costs to close or sell the five general hospitals, severance costs and costs to terminate or buy out the unprofitable physician contracts. The impairment charge includes write-downs of $116 million for property and equipment, $69 million for goodwill and $59 million for other assets. The principal elements of the other charges were $38 million in lease cancellation costs, $12 million in severance costs related to the termination of 713 employees and $61 million in other exit costs.

TENET HEALTHCARE CORPORATION and Subsidiaries               35

The table below presents a reconciliation of beginning and ending liability balances in connection with impairment and other unusual charges recorded in the current and prior fiscal years, as of May 31, 2000, 2001 and 2002.

Dollars in Millions
LIABILITY BALANCES IN CONNECTION WITH IMPAIRMENT AND OTHER UNUSUAL CHARGES
	May 31,		Cash	Other	May 31,		Cash	Other	May 31,
	2000(1)	Charges	Payments	Items(2)	2001(1)	Charges	Payments	Items(2)	2002(1)
Reserves Related to:

Lease cancellations, exit costs and estimated costs to sell or close hospitals and other facilities	$106	$ 26	$(42)	$(5)	$ 85	$18	$(36)	$(5)	$62

Impairment losses to value property, equipment, goodwill and other assets, at estimated fair values	—	55	—	(55)	—	76	—	(76)	—

Severance costs in connection with the implementation of hospital cost-control programs, general overhead-reduction plans, closure of home health agencies and closure of hospitals and termination of physician contracts	17	6	(11)	—	12	5	(8)	—	9

Accruals for unfavorable lease commitments
at six medical office buildings	12	—	(2)	—	10	—	(2)	—	8

Buyout of physician contracts	4	56	(32)	—	28	—	(22)	—	6

Other	2	—	(2)	—	—	—	—	—	—

Total	$141	$143	$(89)	$(60)	$135	$99	$(68)	$(81)	$85

(1)	The liability balances are included in other current liabilities and other long-term liabilities in the accompanying consolidated balance sheets. Cash payments to be applied against these liabilities are expected to approximate $48 million in fiscal 2003 and $37 million thereafter.

(2)	Other items primarily include write-offs of long-lived assets, including property and equipment, goodwill and other assets.

Note 5

REPURCHASES OF COMMON STOCK

During the year ended May 31, 2002, the Company’s Board of Directors authorized the repurchase of up to 30 million shares of its common stock to offset the dilutive effect of employee stock option exercises. On July 24, 2002, the Board of Directors authorized the repurchase of up to an additional 20 million shares of the Company’s common stock not only to offset the dilutive effect of anticipated employee stock option exercises but also to enable the Company to take advantage of opportunistic market conditions. During the year ended May 31, 2002, the Company purchased 18,180,750 shares for approximately $715 million at an average cost of $39.35 per share, as shown in the following table:

REPURCHASES OF COMMON STOCK
Quarter Ended	Number of Shares	Cost	Average Cost
August 31, 2001	2,618,250	$ 94,512,283	$36.10

November 30, 2001	2,437,500	$ 93,322,287	$38.29

February 28, 2002	7,500,000	$292,122,301	$38.95

May 31, 2002	5,625,000	$235,461,974	$41.86

Total	18,180,750	$715,418,845	$39.35

36

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All purchased shares are held as treasury stock. All of the repurchases were funded by proceeds from employee stock option exercises and cash flow from operations. The Company has not purchased, nor does it intend to purchase, any shares from its officers or employees.

As of May 31, 2002, the Company had entered into forward purchase agreements with two unaffiliated counterparties for the purchase of $182 million of stock (4.46 million shares at an average cost of $40.74 per share). The Company expects to settle those agreements within the next year and, at its option, may settle them through full-physical, net-share or net-cash settlements. The Company accounts for these agreements as equity transactions within permanent equity. Changes in fair value are not recognized in the financial statements. If the Company were to settle the agreements on a basis other than net-cash, the Company would be required to deliver approximately 113,000 more shares of its common stock than it is entitled to receive for a $1 decrease in the market price of its common stock below the average contract price above. The agreement terms provide for maximum numbers of shares that may be required to be issued in net-share settlements with each counterparty, which maximum currently aggregates to 22.2 million shares.

Subsequent to May 31, 2002, the Company purchased 901,700 shares of common stock for approximately $40 million at an average cost of $44.48 and entered into additional forward purchase agreements, on the same terms as those discussed above, for the purchase of $75 million of common stock (1.6 million shares at an average cost of $46.29 per share).

Note 6

LONG-TERM DEBT AND LEASE OBLIGATIONS

Dollars in Millions
LONG-TERM DEBT	2001	2002

Loans payable to banks — unsecured	$ 60	$ 975

5 3/8% Senior Notes due 2006	—	550

6 3/8% Senior Notes due 2011	—	1,000

6 1/2% Senior Notes due 2012	—	600

6 7/8% Senior Notes due 2031	—	450

8 1/8% Senior Subordinated Notes due 2008	897	2

6% Exchangeable Subordinated Notes due 2005	320	282

8 5/8% Senior Notes due 2003	455	16

7 7/8% Senior Notes due 2003	400	6

8% Senior Notes due 2005	811	22

7 5/8% Senior Notes due 2008	313	—

9 1/4% Senior Notes due 2010	238	—

8 5/8% Senior Subordinated Notes due 2007	628	—

Zero-coupon guaranteed bonds due 2002	45	45

Notes payable and capital lease obligations, secured by
property and equipment, payable in installments to 2013	71	100

Other notes, primarily unsecured	53	37

Unamortized note discounts	(64)	(67)

	4,227	4,018

Less current portion	(25)	(99)

	$ 4,202	$ 3,919

TENET HEALTHCARE CORPORATION and Subsidiaries 37

Loans Payable to Banks — On March 1, 2001, the Company entered into a new senior unsecured $500 million 364-day credit agreement and a new senior unsecured $1.5 billion five-year revolving credit agreement (together, the “credit agreement”). The credit agreement replaced the Company’s $2.8 billion five-year revolving bank credit agreement that would have expired on January 31, 2002. On February 28, 2002, the Company renewed the 364-day agreement for another 364 days. The credit agreement allows the Company to borrow, repay and reborrow up to $500 million prior to March 1, 2003 and up to $1.5 billion prior to March 1, 2006. The new credit agreement extends the Company’s maturities, offers efficient pricing tied to quantifiable credit measures and has more flexible covenants than the previous credit agreement. The Company’s unused borrowing capacity under its credit agreement was $931 million at May 31, 2002. At May 31, 2002 the interest rate on loans payable to banks under the credit agreement was 2.74%.

Loans under the credit agreement are unsecured and generally bear interest at a base rate equal to the prime rate or, if higher, the federal funds rate plus 0.5% or, at the option of the Company, an adjusted London Interbank Offered Rate (“LIBOR”) plus an interest margin between 50 and 200 basis points. The Company has agreed to pay the lenders under the new credit agreement an annual facility fee on the total loan commitment at rates ranging from 20 to 57.5 basis points. The interest rate margins and the facility fee rates are based on the ratio of the Company’s consolidated total debt to consolidated EBITDA (defined in the credit agreement as operating income plus depreciation, amortization, impairment and certain other unusual charges.)

Senior Notes and Senior Subordinated Notes — In May 2001, the Company repurchased an aggregate of $514 million of its senior and senior subordinated notes. In connection with the repurchase of debt and the refinancing of its bank credit agreement, the Company recorded an extraordinary charge from early extinguishment of debt in the amount of $35 million, net of tax benefits of $21 million, in the fourth quarter of the year ended May 31, 2001.

During the quarter ended August 31, 2001, the Company repurchased approximately $1.1 billion of portions of various issues of its senior notes. The transactions were funded with cash and borrowings under the Company’s credit agreement.

On November 6, 2001, the Company sold $2.0 billion of new senior notes at interest rates and due dates as follows: $550 million— 5 3/8% Senior Notes due 2006, $1.0 billion— 6 3/8% Senior Notes due 2011 and $450 million— 6 7/8% Senior Notes due 2031, and used substantially all of the proceeds to repurchase approximately $1.6 billion of various issues of its senior and senior subordinated notes and borrowings under the bank credit agreement. These new senior notes are unsecured senior obligations of the Company, rank equally with all of the Company’s other unsecured senior indebtedness and are redeemable at any time at the option of the Company.

During the quarter ended February 28, 2002, the Company repurchased the remaining $65 million of its 8 5/8% Senior Subordinated Notes due 2007, $56 million of its 8 1/8% Senior Subordinated Notes due 2008 and $24 million of its 6% Exchangeable Subordinated Notes due 2005. On March 4, 2002, the Company sold $600 million of new 6 1/2% Senior Notes due 2012 and used the proceeds to repurchase, on April 8, 2002, its 8 1/8% Senior Subordinated Notes due 2008 and for general corporate purposes.

On June 25, 2002, the Company sold $400 million of new 5% Senior Notes due 2007, used a portion of the proceeds to repay bank loans under the Company’s credit agreement and will use the remainder of the proceeds to repurchase, at par, the remaining $282 million balance of its 6% Exchangeable Subordinated Notes due 2005.

In connection with the repurchases of debt during the year, the Company recorded extraordinary charges from early extinguishments of debt in the aggregate amount of $240 million, net of tax benefits of $143 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Prior to the sale of the new senior notes in November 2001 and March 2002, the Company used hedging strategies to lock in the risk-free component of interest rates in effect on the offering dates of the notes. The interest rate lock agreements were settled on the dates the notes were issued. Because the risk-free interest rates declined during the hedge periods, the Company incurred losses on these transactions when it unwound the hedges. The losses on the hedges were charged to Other Comprehensive Income (as the hedges were determined to be highly effective, based on the Company’s assessment using the dollar offset method, performed at the inception of the hedges), and are being amortized into earnings over the terms of the new senior notes. The losses will be entirely offset by the effect of lower interest rates on the notes.

All of the remaining senior subordinated notes also are unsecured obligations of the Company and are subordinated in right of payment to all existing and future senior debt, including the senior notes and borrowings under the credit agreement.

Loan Covenants — With the retirement or substantial retirement of eight issues of senior notes and senior subordinated notes since May 31, 2001, together with amendments to the loan covenants, the Company has eliminated substantially all of the restrictive covenants associated with debt issued when the Company was considered a “high yield” issuer. During fiscal 2002, the Company’s senior notes and senior subordinated notes were upgraded to investment grade. The Company’s credit agreement and the indentures governing the Company’s senior and senior subordinated notes contain affirmative, negative and financial covenants which have, among other requirements, limitations on (i) liens, (ii) consolidations, mergers or the sale of all or substantially all assets unless no default exists and, in the case of a consolidation or merger, the surviving entity assumes all of the Company’s obligations under the credit agreement, and (iii) subsidiary debt. The covenants also provide that the Company may declare and pay a dividend and purchase its common stock so long as no default exists and the Company’s leverage ratio (the ratio of the Company’s consolidated total debt to consolidated EBITDA (as defined on page 38)) is less than 3.0 to 1. The Company’s leverage ratio was significantly less than 3.0 to 1 at May 31, 2002. The credit agreement covenants also require that the Company’s leverage ratio not exceed 3.5 to 1 and that the Company maintain specified levels of net worth and fixed-charge coverages. The Company is in compliance with its loan covenants. There are no compensating balance requirements for any credit line or borrowing.

Future long-term debt maturities and minimum operating lease payments as of May 31, 2002 are as follows:

Dollars in Millions
LONG-TERM DEBT MATURITIES & LEASE OBLIGATIONS
	2003	2004	2005	2006	2007	Later Years
Long-term debt	$ 99	$ 24	$ 41	$1,263	$556	$2,102

Long-term operating leases	192	161	100	81	71	232

TENET HEALTHCARE CORPORATION and Subsidiaries 39

Rental expense under operating leases, including short-term leases, was $286 million in 2000, $237 million in 2001 and $241 million in 2002.

Note 7

INCOME TAXES

Dollars in Millions
INCOME TAXES ON CONTINUING OPERATIONS
	2000	2001	2002
Currently Payable:

Federal	$ 232	$361	$569

State	32	55	77

	264	416	646

Deferred:

Federal	(4)	32	58

State	18	16	32

	14	48	90

	$ 278	$464	$736

A reconciliation between the amount of reported income tax expense and the amount computed by multiplying income from continuing operations before income taxes by the statutory Federal income tax rate is shown below:

Dollars in Millions
Income Taxes
	2000	2001	2002
Tax provision at statutory federal rate of 35%	$ 216	$ 400	$616

State income taxes, net of federal income tax benefit	32	44	71

Goodwill amortization	23	22	22

Nondeductible goodwill included in asset sales	32	—	—

Nondeductible asset impairment charges	1	—	4

Change in valuation allowance and tax contingency reserves	(32)	(8)	13

Other items	6	6	10

	$ 278	$ 464	$736

40

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Deferred tax assets and liabilities as of May 31, 2001 and 2002 relate to the following:

Dollars in Millions
DEFERRED TAX ASSETS AND LIABILITIES
	2001		2002
	Assets	Liabilities	Assets	Liabilities
Depreciation and fixed-asset basis differences	$ —	$796	$ —	$ 866

Reserves related to discontinued operations,
impairment and other unusual charges	122	—	101	—

Receivables — doubtful accounts and adjustments	—	10	—	2

Accruals for insurance risks	127	—	142	—

Intangible assets	—	68	—	137

Other long-term liabilities	39	—	51	—

Benefit plans	79	—	90	—

Other accrued liabilities	60	—	94	—

Investments and other assets	30	—	—	8

Net operating loss carryforwards	11	—	21	—

Other items	7	—	24	—

	$475	$874	$523	$1,013

Management believes that realization of the deferred tax assets is more likely than not to occur as temporary differences reverse against future taxable income.

At May 31, 2002, the Company’s carryforwards from prior tax returns available to offset future federal net taxable income consisted of net operating loss carryforwards of approximately $24 million expiring in 2004 and $37 million expiring in 2014 through 2016.

Allowable federal deductions relating to net operating losses are subject to annual limitations. These limitations are not expected to significantly affect the ability of the Company to ultimately recognize the benefit of these net operating loss deductions in future years.

Note 8

CLAIMS AND LAWSUITS

For years, through May 31, 2002, the Company insured substantially all of its professional and comprehensive general liability risks in excess of self-insured retentions through a majority-owned insurance subsidiary under a mature claims-made policy with a 10-year discovery period. These self-insured retentions were $1 million per occurrence for the three years ended May 31, 2002 and in prior years varied by hospital and by policy period from $500,000 to $5 million per occurrence. Risks in excess of $3 million per occurrence

TENET HEALTHCARE CORPORATION and Subsidiaries               41

were, in turn, reinsured with major independent insurance companies. Effective June 1, 2002, the Company, along with another unrelated health care company, formed a new insurance subsidiary. This subsidiary insures professional and general liability risks, in excess of a $2 million self-insured retention, under a first-year only claims-made policy, and, in turn, reinsures its risks in excess of $5 million per occurrence with major independent insurance companies. In addition to the reserves recorded by the above insurance subsidiaries, the Company maintains reserves based on actuarial estimates for the portion of its professional liability risks, including incurred but not reported claims, for which it does not have insurance coverage. Reserves for losses and related expenses are estimated using expected loss-reporting patterns and have been discounted to their present value using a discount rate of 7.5%. There can be no assurance that the ultimate liability will not exceed such estimates. Adjustments to the reserves are included in results of operations in the periods when such amounts are determined.

Both federal and state agencies continue heightened and coordinated civil and criminal enforcement efforts against the health care industry. As part of an announced work plan, which is implemented through the use of national initiatives against health care providers, including the Company, the government is scrutinizing, among other things, the terms of acquisitions of physician practices and the coding practices related to certain clinical laboratory procedures and inpatient procedures. In addition, health care providers, including the Company, continue to see increased use of the False Claims Act, particularly by individuals who bring actions on behalf of the government alleging that a hospital has defrauded the federal government. Although companies in the health care industry in general, and the Company in particular, have been and may continue to be subject to these government investigations and other actions, the Company is unable to predict the impact of such actions on its business, financial condition or results of operations.

Note 9

SELECTED BALANCE SHEET DETAILS

Dollars in Millions
OTHER CURRENT ASSETS
	2001	2002
Other receivables	$162	$252

Prepaid expenses and other current items	87	107

Assets held for sale or disposal, at the lower of carrying
value or fair value less estimated costs to sell or dispose	56	42

Other current assets	$305	$401

The results of operations of the assets held for sale or disposal and the impact of suspending depreciation and amortization were not significant. 42

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollars in Millions
PROPERTY AND EQUIPMENT
	2001	2002
Land	$ 530	$ 594

Buildings and improvements	4,949	5,412

Construction in progress	199	262

Equipment	2,905	3,303

	8,583	9,571

Less accumulated depreciation and amortization	(2,607)	(2,986)

Net property and equipment	$ 5,976	$ 6,585

Property and equipment is stated at cost less accumulated depreciation and amortization and impairment write-downs related to assets held and used.

Note 10

STOCK BENEFIT PLANS

The Company currently grants stock-based awards pursuant to its 2001 Stock Incentive Plan, which is described below. Prior to the Company’s shareholders approving that plan at their 2001 Annual Meeting, the Company granted stock-based awards to its directors and employees pursuant to other plans. Stock options remain outstanding under those other plans, but no additional stock-based awards will be granted under those other plans. The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for stock options granted to employees or directors under the plans because the exercise prices for options granted were equal to the quoted market prices on the option grant dates.

Pursuant to the terms of the Company’s stock-based compensation plans, awards granted under the plans vest and may be exercised as determined by the Compensation Committee of the Company’s Board of Directors. In the event of a change in control, the Compensation Committee may, in its sole discretion, without obtaining shareholder approval, accelerate the vesting or performance periods of the awards.

Under the 2001 Stock Incentive Plan, 60,000,000 shares of common stock were approved for stock-based awards. At May 31, 2002, there were 49,908,830 shares of common stock available for future grants of stock options and other incentive awards to the Company’s key employees, advisors, consultants and directors under the plan. Options granted to employees, advisors and consultants have an exercise price equal to the fair market value of the Company’s shares on the date of grant and normally are exercisable at the rate of one-third per year beginning one year from the date of grant. Stock options generally expire 10 years from the date of grant. No performance-based incentive stock awards have been granted since fiscal 1994.

TENET HEALTHCARE CORPORATION and Subsidiaries               43

Under the 2001 Stock Incentive Plan, nonemployee directors receive 18,000 options per year and 36,000 options upon joining the Board of Directors. Awards have an exercise price equal to the fair market value of the Company’s shares on the date of grant. At the recommendation of independent compensation consultants retained by the Compensation Committee, the options granted vest immediately upon issuance and expire 10 years after the date of grant.

The following table summarizes certain information about the Company’s stock options outstanding at May 31, 2002:

OUTSTANDING STOCK OPTIONS
		OPTIONS OUTSTANDING		OPTIONS EXERCISABLE

Range of Exercise Prices	Number of Options	Weighted-Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

$ 6.25 to $14.52	10,323,931	5.7 years	$11.60	6,697,797	$11.77

$ 14.53 to $22.80	8,180,581	5.9 years	19.96	8,135,395	19.97

$ 22.81 to $31.07	11,290,889	8.6 years	28.14	2,221,049	27.68

$ 31.08 to $39.34	369,000	9.3 years	37.39	144,000	39.00

$ 39.35 to $47.61	10,232,171	9.5 years	40.42	30,000	40.41

	40,396,572	7.5 years	$25.45	17,228,241	$17.97

A summary of the status of the Company’s stock option plans as of May 31, 2000, 2001 and 2002, and changes during the years ended on those dates is presented below:

STOCK OPTIONS PLANS
	2000		2001		2002
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Outstanding at beginning of year	47,081,279	$15.84	52,963,926	$14.81	46,126,755	$17.74

Granted	12,252,977	11.32	10,758,462	27.53	12,869,792	38.60

Exercised	(1,821,116)	11.77	(17,170,896)	14.81	(17,829,297)	15.29

Forfeited	(4,549,214)	17.20	(424,737)	19.57	(770,678)	20.06

Outstanding at end of year	52,963,926	14.81	46,126,755	17.74	40,396,572	25.45

Options exercisable at year end	30,179,508	$14.37	24,298,478	$15.28	17,228,241	$17.97

44

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The weighted average fair value of options granted in 2000, 2001 and 2002 was $5.47, $14.01 and $18.45, respectively. The fair values of the option grants in the table above, and for purposes of the pro forma disclosures below, have been estimated as of the date of each grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

VALUATION ASSUMPTIONS	2000	2001	2002

Expected volatility	36.0%	39.0%	39.9%

Risk-free interest rates	5.9%	5.4%	4.5%

Expected lives, in years	6.6	7.0	6.8

Expected dividend yield	0%	0%	0%

The Expected Volatility is derived using daily data drawn from the five years preceding the date of grant. The risk-free interest rate is the approximate yield on seven-and 10-year United States Treasury Bonds on the date of grant. The expected life is an estimate of the number of years the option will be held before it is exercised. The valuation model was not adjusted for nontransferability, risk of forfeiture or the vesting restrictions of the options, all of which would reduce the value if factored into the calculation.

Had compensation cost for the Company’s stock options granted to employees and directors been determined based on these fair values for awards granted during the past three years, the Company’s net income and earnings per share would have been the amounts indicated below:

Dollars in Millions, Except Per Share Amounts
PRO FORMA DISCLOSURES
Net Income:	2000	2001	2002
As reported	$ 302	$ 643	$ 785

Pro forma	$ 249	$ 590	$ 713

Basic Earnings Per Common Share:

As reported	$ 0.65	$ 1.34	$ 1.60

Pro forma	$ 0.54	$ 1.24	$ 1.46

Diluted Earnings Per Common Share:

As reported	$ 0.64	$ 1.31	$ 1.56

Pro forma	$ 0.53	$ 1.21	$ 1.43

TENET HEALTHCARE CORPORATION and Subsidiaries 45

Note 11

EMPLOYEE STOCK PURCHASE PLAN

The Company has an Employee Stock Purchase Plan under which it is authorized to issue up to 14,250,000 shares of common stock to eligible employees of the Company or its designated subsidiaries. Under the terms of the plan, eligible employees may elect to have between 1% and 10% of their base earnings withheld each calendar quarter to purchase, on the last day of the quarter, shares of the Company’s common stock at a purchase price equal to 85% of the lower of the closing price on the first day of the quarter or its closing price on the last day of the quarter. In accordance with APB No. 25, no compensation cost has been recognized for the purchase price discount under this plan. Under the plan, no individual may purchase, in any year, shares with a fair market value in excess of $25,000. Under the plan, the Company sold the following numbers of shares in each of the three years ended May 31:

EMPLOYEE STOCK PURCHASE PLAN
	2000	2001	2002
Number of shares	1,647,831	839,982	691,704

Weighted average price	$10.61	$18.01	$30.19

Note 12

EMPLOYEE RETIREMENT PLAN

Substantially all domestic employees who are employed by the Company or its subsidiaries, upon qualification, are eligible to participate in a defined contribution 401(k) plan. Employees who elect to participate may make contributions of from 1% to 20% of their eligible compensation, and the Company matches such contributions up to a maximum percentage. Company contributions to the plan were approximately $52 million for fiscal 2000, $54 million for fiscal 2001 and $60 million for fiscal 2002.

Note 13

INVESTMENTS

The Company’s principal long-term investments in unconsolidated affiliates at May 31, 2002 included 8,301,067 shares of Ventas and shares of various other investments, primarily in Internet-related health care ventures. Also included in the Company’s long-term investments at May 31, 2002 is an investment portfolio of U.S. government securities aggregating $69 million. The portfolio is being held in an escrow account for the benefit of the holders of the Company’s 6% Exchangeable Notes and will be released from escrow when the Company repurchases these Notes (see Note 6). The Company classifies all these investments as “available-for-sale,” whereby the carrying values of the shares and debt instruments are adjusted to market value at the end of each accounting period through

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

a credit or charge, net of income taxes, to other comprehensive income. Through May 31, 2001 and 2002, the accumulated unrealized loss on the Company’s long-term investments was $71 million and $40 million, respectively. At May 31, 2001 and 2002 the aggregate market value of these investments was approximately $170 million and $200 million, respectively.

Note 14

EARNINGS PER COMMON SHARE

The table below is a reconciliation of the numerators and the denominators of the Company’s basic and diluted earnings per common share computations for income from continuing operations for each of the three years ended May 31, 2000 through 2002, adjusted for the June 28, 2002 3-for-2 stock split (see Note 21). Income is expressed in millions and weighted average shares are expressed in thousands:

EARNINGS PER COMMON SHARE RECONCILIATION
		Basic Earnings Per Share	Effect of Dilutive Stock Options and Warrants	Diluted Earnings Per Share
2000	Income (Numerator)	$ 340	—	$ 340

	Weighted average shares (Denominator)	467,970	4,407	472,377

	Per share amount	$ 0.73		$ 0.72

2001	Income (Numerator)	$ 678	—	$ 678

	Weighted average shares (Denominator)	479,621	11,107	490,728

	Per share amount	$ 1.41		$ 1.39

2002	Income (Numerator)	$ 1,025	—	$ 1,025

	Weighted average shares (Denominator)	489,717	13,182	502,899

	Per share amount	$ 2.09		$ 2.04

Outstanding options to purchase 171,000 shares of common stock were not included in the computation of earnings per share for fiscal 2002 because the options’ exercise prices were greater than the average market price of the common stock.

Note 15

DISCONTINUED OPERATIONS—
PSYCHIATRIC HOSPITAL BUSINESS

During the year ended May 31, 2000, the Company recorded a $30 million charge to discontinued operations ($19 million after taxes or $0.04 per share) to reflect a July 19, 2000 agreement to settle substantially all of the remaining civil litigation related to certain of the Company’s former psychiatric hospitals. The settlements were paid in fiscal 2001.

TENET HEALTHCARE CORPORATION and Subsidiaries               47

Note 16

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

Note 17

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

Note 18

SUPPLEMENTAL DISCLOSURES TO
CONSOLIDATED STATEMENTS OF CASH FLOWS

Dollars in Millions
SUPPLEMENTAL DISCLOSURES TO CONSOLIDATED STATEMENTS OF CASH FLOWS
	2000	2001	2002
Interest paid (net of amounts capitalized)	$473	$462	$389

Income taxes paid (net of refunds received)	226	257	268

48

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19

SUPPLEMENTAL DISCLOSURE
FOR OTHER COMPREHENSIVE INCOME

The following table sets forth the tax effects allocated to each component of other comprehensive income for the years ended May 31, 2000, 2001 and 2002.

Dollars in Millions
TAX EFFECTS OF OTHER COMPREHENSIVE INCOME
	Before-Tax Amount	Tax (Expense) or Benefit	Net-of-Tax Amount
Year Ended May 31, 2000

Foreign currency translation adjustment	$ (1)	$ 1	$ —

Unrealized losses on securities
held as available-for-sale	(142)	53	(89)

Less: reclassification adjustment for
realized gains included in net income	(92)	34	(58)

	$(235)	$ 88	$(147)

Year Ended May 31, 2001

Foreign currency translation adjustment	$ (3)	$ 1	$ (2)

Unrealized gains on securities
held as available-for-sale	80	(28)	52

Less: reclassification adjustment for
realized gains included in net income	(39)	15	(24)

	$ 38	$(12)	$ 26

Year Ended May 31, 2002

Foreign currency translation adjustments	$ (4)	$ 2	$ (2)

Losses on derivatives designated and qualifying
as cash flow hedges	(28)	10	(18)

Unrealized gains on
securities held as available-for-sale	31	(12)	19

Less: reclassification adjustment for
realized losses included in net income	1	—	1

	$ —	$ —	$ —

Note 20

RECENTLY ISSUED ACCOUNTING STANDARDS

On June 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133), which, as amended by SFAS No. 137 and No. 138, establishes accounting and reporting standards for derivative instruments and hedging activities. The adoption of this new accounting standard has not had a material effect on the Company’s results of operations.

TENET HEALTHCARE CORPORATION and Subsidiaries               49

In June 2001, the FASB issued two new accounting standards, SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Accounting for Goodwill and Other Intangible Assets.” Under SFAS No. 141, any business combinations initiated after June 30, 2001 must be accounted for using the purchase method of accounting; the use of the pooling-of-interests method is prohibited. SFAS No. 141 also specifies criteria that intangible assets acquired in a business combination must meet in order to be recognized and reported separately from goodwill. The Company adopted SFAS No. 141 on June 1, 2001.

SFAS No. 142, effective for fiscal years beginning after December 15, 2001, eliminates the amortization of goodwill and intangible assets with indefinite useful lives. Instead, under SFAS No. 142, the carrying amount of goodwill and intangible assets with indefinite useful lives is tested for impairment at least annually at the reporting unit level, as defined, and will be reduced if it is found to be impaired or is associated with assets sold or otherwise disposed of. SFAS No. 142 also requires that intangible assets with estimated useful lives be amortized over these estimated useful lives to estimated residual values and reviewed for impairment in accordance with SFAS No. 121 and, subsequently, SFAS No.144 after its adoption. The Company is evaluating, but has not yet determined, whether the adoption of the new standard will result in a transitional goodwill impairment adjustment. The Company has until November 30, 2002 to make that determination.

The adoption of the new standard (as of June 1, 2002) will have a material effect on future results of operations. The table below, for example, shows the Company’s income from continuing operations and net income for the years ended May 31, 2000, 2001 and 2002 on a pro forma basis as if the cessation of goodwill amortization had occurred as of June 1, 1999:

Dollars in Millions, Except Per Share Amounts
EFFECT OF SFAS NO. 142
	2000	2001	2002
Income from continuing operations, as reported	$ 340	$ 678	$ 1,025

Goodwill amortization, net of applicable income tax benefits	84	86	86

Pro forma income from continuing operations	$ 424	$ 764	$ 1,111

Net income, as reported	$ 302	$ 643	$ 785

Goodwill amortization, net of applicable income tax benefits	84	86	86

Pro forma net income	$ 386	$ 729	$ 871

Diluted Earnings Per Common And Common Equivalent Share:

Continuing operations, as reported	$ 0.72	$ 1.39	$ 2.04

Goodwill amortization, net of applicable income tax benefits	0.17	0.17	0.17

Pro forma continuing operations	$ 0.89	$ 1.56	$ 2.21

Net income, as reported	$ 0.64	$ 1.31	$ 1.56

Goodwill amortization, net of applicable income tax benefits	0.17	0.17	0.17

Pro forma net income	$ 0.81	$ 1.48	$ 1.73

50

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” The Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset-retirement costs. The Statement requires that the fair value of a liability for an asset-retirement obligation be recognized in the period in which it is incurred. Any asset-retirement obligations would be capitalized as part of the carrying amount of the long-lived asset. The Statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and normal operation of long-lived assets. The Statement is effective for years beginning after June 15, 2002, with earlier adoption permitted. Management does not believe that this Statement will have a material effect on the Company’s financial statements.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The Statement supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” This Statement also supersedes earlier standards related to accounting and reporting for the disposal of a segment of a business. This Statement establishes a single accounting model for long-lived assets to be disposed of. The Statement retains most of the earlier requirements related to the recognition of impairment of long-lived assets to be held and used. The Company adopted this Statement as of June 1, 2002. Management does not believe that this Statement will have a material effect on the Company’s financial statements.

In April 2002, the FASB issued SFAS No. 145, which eliminates the requirement to report gains or losses from early extinguishments of debt as extraordinary items in the income statement, unless they meet the criteria for an extraordinary item under APB Opinion No. 30. Under the new rule, such gains or losses generally will be reported as part of income from continuing operations. Any gain or loss on early extinguishment of debt that was classified as an extraordinary item in prior periods presented will be reclassified. The Company adopted the provisions of SFAS No. 145 as of June 1, 2002, and thus will reclassify its losses from early extinguishment of debt in future presentations of its consolidated statements of income, including interim periods. Each of the Company’s fiscal years ended May 31, 2001 and 2002 contained these types of losses.

TENET HEALTHCARE CORPORATION and Subsidiaries               51

The following table sets forth the required reclassifications:

Dollars in Millions
EARLY EXTINGUISHMENT OF DEBT RECLASSIFICATION

		As Presently Classified	Reclassification of Extraordinary Item	Effect of SFAS No. 145
2001	Income from continuing operations
	before income taxes	$ 1,142	$(56)	$ 1,086

	Income taxes	(464)	21	(443)

	Income from continuing operations	678	(35)	643

	Extraordinary charge from early extinguishment
	of debt, net of taxes	(35)	35	—

	Net income	$ 643	$ —	$ 643

2002	Income from continuing operations
	before income taxes	$ 1,761	$(383)	$ 1,378

	Income taxes	(736)	143	(593)

	Income from continuing operations	1,025	(240)	785

	Extraordinary charge from early extinguishment
	of debt, net of taxes	(240)	240	—

	Net income	$ 785	$ —	$ 785

Note 21

COMMON STOCK SPLIT

On May 22, 2002, the Company’s Board of Directors approved a 3-for-2 common stock split distributed June 28, 2002 to holders of record on June 12, 2002 and concurrently approved an increase in the Company’s authorized common stock from 700 million shares to 1.05 billion shares and a reduction in the par value of the common stock from $0.075 to $0.05 per share. Neither action required shareholder approval. Share and per share amounts in the accompanying consolidated financial statements have been adjusted to reflect the stock split.

Supplementary Financial Information

Dollars in Millions, Except Per Share Amounts
SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
	FISCAL 2001 QUARTERS				FISCAL 2002 QUARTERS
	First	Second	Third	Fourth	First	Second	Third	Fourth

Net operating revenues	$2,893	$2,915	$3,036	$3,209	$3,297	$3,394	$3,484	$3,738

Income from continuing operations	154	175	198	151	224	192	288	321

Net income	154	175	198	116	155	89	280	261

Earnings Per Share from Continuing Operations:

Basic	$ 0.33	$ 0.37	$ 0.41	$ 0.31	$ 0.46	$ 0.39	$ 0.59	$ 0.65

Diluted	$ 0.32	$ 0.36	$ 0.40	$ 0.31	$ 0.45	$ 0.38	$ 0.57	$ 0.64

All periods have been adjusted to reflect a 3-for-2 stock split declared in May 2002 and distributed on June 28, 2002.

Quarterly operating results are not necessarily representative of operations for a full year for various reasons, including levels of occupancy, interest rates, acquisitions, disposals, revenue allowance and discount fluctuations, the timing of price changes, gains and losses on sales of assets, impairment and other unusual charges and fluctuations in quarterly tax rates. For example, fiscal 2001 includes impairment and other unusual charges of $143 million and net gains on sales of facilities and long-term investments of $28 million recorded in the fourth quarter. The fourth quarter also includes a $35 million extraordinary charge from early extinguishment of debt. Fiscal 2002 includes impairment and other unusual charges of $99 million recorded in the second quarter and extraordinary charges from early extinguishment of debt of $69 million, $103 million, $8 million and $60 million recorded in the first, second, third and fourth quarters, respectively.

COMMON STOCK INFORMATION (UNAUDITED)

	FISCAL 2001 QUARTERS				FISCAL 2002 QUARTERS
	First	Second	Third	Fourth	First	Second	Third	Fourth
Price Range:

High	$21.79	$28.96	$31.33	$31.83	$39.26	$41.85	$44.27	$50.30

Low	$16.50	$20.38	$24.67	$25.33	$29.82	$35.00	$37.80	$37.67

All periods have been adjusted to reflect a 3-for-2 stock split declared in May 2002 and distributed on June 28, 2002.

At July 31, 2002 there were approximately 10,100 holders of record of the Company’s common stock. The Company’s common stock is listed and traded on the New York Stock Exchange. The stock prices above are the high and low sales prices as reported in the NYSE Composite Tape for the last two fiscal years.

TENET HEALTHCARE CORPORATION and Subsidiaries               53

DIRECTORS AND MANAGEMENT

BOARD OF DIRECTORS

Jeffrey C. Barbakow (1)
Chairman and Chief Executive Officer
Tenet Healthcare Corporation

Lawrence Biondi, S.J. (2), (4), (5)
President
Saint Louis University

Bernice B. Bratter (1), (3), (4)
Retired President
Los Angeles Women’s Foundation

Sanford Cloud Jr. (2), (5), (6)
President and Chief Executive Officer
National Conference for
Community and Justice

Maurice J. DeWald (1), (2), (3), (6)
Chairman
Verity Financial Group, Inc.

Van B. Honeycutt (2), (3), (6)
Chairman and Chief Executive Officer
Computer Sciences Corporation

J. Robert Kerrey (4), (5)
President, New School University
Former United States Senator

Lester B. Korn (1), (4)
Chairman and Chief Executive Officer
Korn Tuttle Capital Group

Floyd D. Loop, M.D. (2), (4)
Chairman and Chief Executive Officer
The Cleveland Clinic Foundation

Mónica C. Lozano *
President and Chief Operating Officer
La Opinión

Board Committees

(1) Executive Committee

(2) Audit Committee

(3) Compensation Committee

(4) Nominating Committee

(5) Ethics, Quality and Compliance Committee

(6) Corporate Governance Committee

*	Elected to the Board on July 24, 2002.

PRINCIPAL MANAGEMENT
of the Company or a Subsidiary

Jeffrey C. Barbakow
Chairman and Chief Executive Officer

David L. Dennis
Office of the President
Chief Corporate Officer
Chief Financial Officer
Vice Chairman

Thomas B. Mackey
Office of the President
Chief Operating Officer

Stephen F. Brown
Executive Vice President
Chief Information Officer

Alan R. Ewalt
Executive Vice President
Human Resources

Reynold J. Jennings
Executive Vice President
Southeast Division

Raymond L. Mathiasen
Executive Vice President
Chief Accounting Officer

David R. Mayeux
Executive Vice President
Acquisition & Development

Barry P. Schochet
Vice Chairman

W. Randolph Smith
Executive Vice President
Central-Northeast Division

Neil M. Sorrentino
Executive Vice President
Western Division

Christi R. Sulzbach
Executive Vice President
General Counsel
Chief Compliance Officer

SENIOR VICE PRESIDENTS
of the Company or a Subsidiary

Anthony L. Austin
Human Resources, Operations

William A. Barrett
Assistant General Counsel

Dennis M. Brown
Northern Region

Gregory H. Burfitt
Southern States Region

Stephen E. Corbeil
Central States and Massachusetts Region

Alan N. Cranford
Information Systems

David S. Dearman
Operations Finance

Steven Dominguez
Government Programs

Stephen D. Farber
Corporate Finance and Treasurer

Michael W. Gallo
Patient Financial Services

Lynn S. Hart
Government Relations

Bruce L. Johnson
Audit Services

T. Dennis Jorgensen
Ethics, Business Conduct
and Administration

Ben F. King
Finance, Central-Northeast Division

Paul B. Kusserow
Corporate Strategy

Kenneth B. Love Jr.
Finance, Western Division

J. Russell McClellan
Marketing & Communications

Stephen L. Newman, M.D.
Gulf States Region

Martin J. Paris, M.D., M.P.H.
Medical Affairs and Quality Improvement

Suzanne T. Porter
Strategy & Development

Timothy L. Pullen
Controller

Gary W. Robinson
Assistant General Counsel

Paul J. Russell
Investor Relations

Edward T. Schreck
Southern California Region III

Richard B. Silver
Assistant General Counsel
and Corporate Secretary

Charles R. Slaton
Texas Region

Don S. Steigman
Florida Region

Michael E. Tyson
Finance, Southeast Division

Gustavo A. Valdespino
Southern California Region II

Kenneth K. Westbrook
Southern California Region I

William R. Wilson
Finance, Pennsylvania Region

Barry A. Wolfman
Pennsylvania Region

VICE PRESIDENTS
of the Company or a Subsidiary

Jacinta Titialii Abbott
Acquisition & Development

Harold O. Anderson
Corporate Communications

Michael P. Appelhans
Assistant General Counsel

Craig C. Armin
Government Programs

John F. Bealle
Reimbursement

Judy Benjamin
Strategy & Business Development
Southeast Division

Steven R. Blake
Finance, Northern Region

Linda Boatright
Human Resources, Southeast Division

Sanford M. Bragman
Risk Management

Anne C. Calhoun
Customer Service

Daniel J. Cancelmi
Assistant Controller

Brenda Clayton
Materiel Resource Management

Jennifer Daley, M.D.
Clinical Effectiveness

Stephen F. Diaz
Corporate Financial Planning

William R. Durham
Finance, Gulf States Region

Donna E. Erb
Assistant General Counsel

Deborah J. Ettinger
Business Development & Strategy,
Western Division

Cynthia A. Farrow
Employee Benefits

Richard W. Fiske
Acquisition & Development

Robert S. Hendler, M.D.
Physician Relations

Lawrence G. Hixon
Corporate Financial Reporting

Michael S. Hongola
Information Systems

Elizabeth Johnson
Information Systems

Jill Willen Kennelly
Strategy & Business Development
Central-Northeast Division

Jeffrey Koury
Finance, Southern States Region

Douglas G. Lerner
MOB Development

William W. Leyhe
Managed Care and Strategy Development
Western Division

John A. Lynn
Compensation

Deborah A. Maicach
Information Systems

Robert W. McElearney
TenetCare

Patricia A. Monahan
Corporate Communications

Donna Lynn Nichols
Patient Accounting Systems

Joseph M. Nowicki
Finance, So. California Region I

Paul E. O’Neill
Acquisition & Development

Douglas E. Rabe
Tax

Rodney Reasoner
Finance, Central States and
Massachusetts Region

Norma Resneder
Human Resources, Operations

J. Scott Richardson
Finance, Texas Region

Mario E. Rodriguez
Government Programs

Leonard H. Rosenfeld
Quality Management

C. David Ross
Finance, Florida Region

Karen L. Rutledge
Coding Compliance

Phillip S. Schaengold
St. Louis Market

Jeffrey S. Sherman
Finance, So. California Region II

Jay A. Silverman
Chief Executive Officer,
Syndicated Office Systems

Teresa South
Human Resources, Central-Northeast Division

Kenneth F. Sutherland
Construction & Design

Diana L. Takvam
Investor Relations

Tracey D. Talley
Finance, So. California Region III

Eric A. Tuckman
Acquisition and Development

Davis L. Watts
Business Office Services

Steven Weiss
Finance, St. Louis Market

Grant Wicklund
Recruitment

TENET HEALTHCARE CORPORATION and Subsidiaries               55

CORPORATE INFORMATION

COMMON STOCK LISTING

The Company’s common stock is listed under the symbol THC on the New York and Pacific stock exchanges.

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

Please send certificates for
transfer and address changes to:

Receive and Deliver
Department - 11W
P.O. Box 11002
Church Street Station
New York, NY 10286

Please address other inquiries
for the transfer agent to:

Shareholder Relations
Department - 11E
P.O. Box 11258
Church Street Station
New York, NY 10286

DEBT SECURITIES

Debt securities listed on the New York Stock Exchange are:

7 7/8%	Senior Notes due 2003

8 5/8%	Senior Notes due 2003

8%	Senior Notes due 2005

5 3/8%	Senior Notes due 2006

5%	Senior Notes due 2007

8 1/8%	Senior Subordinated
Notes due 2008

6 3/8%	Senior Notes due 2011

6 1/2%	Senior Notes due 2012

6 7/8%	Senior Notes due 2031

Trustee/Registrar
The Bank of New York
101 Barclay Street
New York, NY 10286
(800) 524-4458

COMPANY INFORMATION

The Company reports annually to the Securities and Exchange Commission on Form 10-K. The Company also publishes an annual report to shareholders and reports quarterly earnings. You may obtain a copy of these and other documents as listed below.

The Company’s web site, www.tenethealth.com, offers extensive information about the Company’s operations and financial performance, including a comprehensive series of investor pages. Current and archived quarterly earnings reports, annual reports and other documents may be accessed and/or downloaded.

To request any financial literature be mailed to you, please call the Company’s literature request hotline at (805) 563-6969 or write to Tenet Investor Relations.

INVESTOR RELATIONS

For all other shareholder inquiries, please contact:

Paul J. Russell
Senior Vice President, Investor Relations
P.O. Box 31907
Santa Barbara, CA 93130
Phone: (805) 563-7188
Fax: (805) 563-6877
E-mail: paul.russell@tenethealth.com

Diana L. Takvam
Vice President, Investor Relations
P.O. Box 31907
Santa Barbara, CA 93130
Phone: (805) 563-6883
Fax: (805) 563-6877
E-mail: diana.takvam@tenethealth.com

CORPORATE HEADQUARTERS

Tenet Healthcare Corporation
3820 State Street
Santa Barbara, CA 93105
(805) 563-7000
www.tenethealth.com

ANNUAL MEETING

The annual meeting of shareholders of Tenet Healthcare Corporation will be held at 9:30 a.m. on Wednesday, October 9, 2002, at the St. Regis Hotel, 2055 Avenue of the Stars, Los Angeles, California.